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REGISTRANT'S NAME Macquarie Group

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
MAY 29 2008
THOMSON REUTERS

FILE NO. 82- 35728 FISCAL YEAR 3-31-08

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DAT : 5/28/08

MACQUARIE GROUP
2008 ANNUAL REPORT

MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

This 2008 Macquarie Group Annual Report complies with reporting requirements and contains statutory financial statements. It contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights, Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

The 2008 Shareholder Review contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2008 financial year.

If you would like a copy of the 2008 Shareholder Review please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre.

2008 Annual General Meeting

Macquarie Group's 2008 Annual General Meeting will be held at 10:30 am on Wednesday, 23 July 2008 at the Palladium at Crown, Level 1 Crown Towers, 8 Whiteman Street, Southbank, Victoria.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.

shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Macquarie Group Limited 2008 Annual Report

- We have delivered another record profit – up 23 per cent
- This result reflects Macquarie's strong commitment to risk management
- We are well capitalised and well funded – our global business platform has never been stronger
- Diversified by product and geography, and with approximately 13,000 staff in 25 countries, 57 per cent of our operating income came from international markets

Macquarie is an international provider of banking, financial, advisory, investment and funds management services

Around the world, Macquarie acts for a wide range of institutional, corporate, government and retail clients. In Australia and New Zealand, Macquarie is a market leader in investment and financial services. In the Asia-Pacific, Macquarie offers a full range of investment, financial market and advisory products and services. In Europe, the Middle East, Africa and the Americas, Macquarie focuses on particular business areas in which its expertise delivers special value to clients.

Macquarie has:

- more than 60 office locations in 25 countries
- approximately 13,000 staff worldwide
- achieved successive years of record profits and growth since 1992
- significant joint ventures with local partners across Macquarie's global markets.

Macquarie manages important assets around the globe:

- through its specialist funds, Macquarie manages 116 infrastructure assets including major roads, utilities and international airports and approximately 700 real estate assets worldwide, comprising mostly commercial and industrial real estate
- assets under management total more than $A232 billion
- around 80 per cent of assets in specialist funds and syndicates are located outside Australia.

Throughout the 2008 Annual Report the following references apply

Name	Reference
Macquarie or the Group	Macquarie Group Limited and its controlled entities
Macquarie Group Limited MGL	Non-operating holding company (NOHC); Ultimate parent company; Funding vehicle for the Non-Banking Group
Macquarie Bank Limited MBL	Authorised Deposit-taking Institution; Funding vehicle for the Banking Group

Macquarie is structured into six operating groups*, with each group focusing on specific products and markets. Key services offered by each individual operating group include:

Macquarie Capital
- Mergers and acquisitions, takeovers and corporate restructuring advice
- Equity capital markets and equity and debt capital management and raising
- Project financing
- Specialised funds management, including infrastructure and private equity funds
- Institutional cash equities and equities research
- Manufacture and distribution of wholesale and retail financial products
- Specialised leasing and asset financing

Equity Markets Group
- Equity-linked products for retail and wholesale clients
- Equity hedge funds management
- Equity finance

Treasury and Commodities Group
- Metals and energy
- Agriculture and other commodities
- Debt markets
- Foreign exchange
- Futures

Real Estate Group
- Fund and asset management
- Investment and development finance
- Real estate investment banking and advisory
- Development management
- Real estate research

Financial Services Group*
- Stockbroking
- Financial planning
- Investment products
- Administrative and portfolio services
- Cash Management Trust

Banking and Securitisation Group*
- Business banking
- Deposit facilities
- Margin and capital protected lending
- Mortgages
- Personal loans
- Credit cards

Funds Management Group
- Funds manager for superannuation funds, corporate and financial advisers and retail clients
- Full-service manager spanning all major asset classes

* These two groups merged in February 2008 to become the Banking and Financial Services Group but are reported separately in this review.

Details of each of the groups' activities for the year are in the Chairman's and Managing Director's Report.

Our goals and values

Our success is driven by entrepreneurial energy, our people and a strong commitment to risk management. Above all, our efforts are underpinned by our goals and values:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment of our people
- Teamwork
- Highest standards.

Macquarie Group history

Year	Event
2007	Corporate restructure resulting in the establishment of Macquarie Group Limited as a NOHC and listed parent of Macquarie (ASX: MQG)
1996	Macquarie Bank Limited shares quoted on the Australian Stock Exchange (ASX: MBL)
1985	Commenced operations as Macquarie Bank Limited after being granted an Australian banking licence
1969	Established as Hill Samuel Australia Limited, a wholly-owned subsidiary of UK merchant bank Hill Samuel & Co Ltd

- Increase in total operating income by 15 per cent to $A8,248 million from $A7,181 million
- Consolidated profit after-tax attributable to ordinary equity holders increased 23 per cent to $A1,803 million from $A1,463 million
- International income increased by 14 per cent to $A4,293 million, accounting for 57 per cent of total operating income
- Total assets under management increased 18 per cent to $A232 billion
- Earnings per share increased 13 per cent to $A6.71 from $A5.92
- Total ordinary dividends for year were $A3.45 per share
- Liquid assets of over $A18 billion and significant term fund-raising of over $A17 billion since August 2007

Reported net profit after tax attributable to ordinary equity holders
$A million



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
916
1,463
1,803
2006
2007
2008

Domestic and international income
Total operating income
(excluding earnings on capital)
$A million
International ■ Domestic ■



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,101
2,028
3,069
3,777
3,277
4,293
2006
2007
2008

Consolidated profit
Year ended 31 March

	2008 $m	2007 $m	% Change
Total income	8,248	7,181	15
Total expenses	(6,043)	(5,253)	15
Profit before income tax	2,205	1,928	14
Income tax expense	(317)	(377)	(16)
Profit from ordinary activities after income tax	1,888	1,551	22
Minority interest	(51)	(57)	(11)
Distribution on Macquarie Income Securities	(34)	(31)	10
Profit after income tax attributable to ordinary equity holders	1,803	1,463	23

Basic earnings per share (EPS) performance
A cents


1,000
900
800
700
600
500
400
300
200
100
0
400
592
671
2006
2007
2008

Dividends per share
A cents
Interim ■ Final ■


500
450
400
350
300
250
200
150
100
50
0
125
90
190
125
200
145
2006
2007
2008

This year, we are reporting our 16th consecutive year of record profit despite increasingly challenging market conditions. This result reflects the quality of our staff, our investment in growth, strong capitalisation and a strong commitment to risk management.

- Return on average ordinary shareholders' funds was 23.7 per cent
- Total assets grew by 23 per cent to $A167.3 billion
- Robust risk management helped ensure no significant trading or credit write-downs despite challenging market conditions
- Total value of all corporate finance and advisory transactions was $A200 billion
- Capital has almost quadrupled over the past four years

Result overview

Consolidated after-tax profit for Macquarie was $A1,803 million, an increase of 23 per cent from $A1,463 million in the previous year.

Earnings per share were $A6.71, an increase of 13 per cent from $A5.92.

Total operating income for the year rose to $A8,248 million, an increase of 15 per cent from $A7,181 million.

Trading, fee and commission and interest income all increased on the previous year. In particular, there were strong performances from equities, foreign exchange and commodities related businesses. Fee and commission income represented 56 per cent of our total income, and rose 31 per cent on 2007. Income from asset realisations was lower than the prior year.

Although the majority of our operating groups reported good profit contributions for the year, two businesses in particular were affected by the deterioration in market conditions.

Global mortgage securitisation markets have been effectively closed for the past six months. As a result, Macquarie substantially reduced its mortgage origination in Australia and ceased mortgage activity in the US. These businesses represented less than one per cent of total operating profit in the year to 31 March 2007.

As a result of the weakness in the global listed real estate investment trust market there was a write-down of $A293 million (approximately $A90 million on a Net Profit After Tax (NPAT) basis) on holdings in Macquarie-managed and associated listed real estate investments as at 31 March 2008.

These strategic investments in Macquarie-managed funds and listed fund managers form an important part of the specialist funds management business and align Macquarie's interests with those of other fund investors.

The graph overleaf shows the relative contributions to profit by each group. Operating group performances are discussed in more detail in their respective sections (pages 14–22).

International income[1] increased by 14 per cent to $A4,293 million, accounting for 57 per cent of total income. We now have more than 5200 staff based outside Australia, which is 40 per cent of total staff.

[1] Throughout this report, for the purposes of international income total operating income excludes earnings on capital and other corporate items.

The total value of assets under management grew 18 per cent over the period to $A232 billion. The Group earned record performance fees and base management fees were up 22 per cent on the prior year.

The Group's effective tax rate was lower at 15 per cent due to an increase in international income, especially in the Asia-Pacific region.

There has been continued growth in the Group's balance sheet. Total assets during the period increased by 23 per cent from $A136.4 billion to $A167.3 billion.

The expense-to-income ratio was broadly in line with the prior year at 73.3 per cent.

Corporate restructure

The establishment of Macquarie Group Limited as a NOHC was completed on 13 November 2007. As a result of this restructure, Macquarie Group Limited and Macquarie Bank Limited are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements. Macquarie Group Limited and Macquarie Bank Limited are regulated by the Australian Prudential Regulation Authority (APRA).

The establishment of the NOHC was initiated to enable Macquarie to continue its strategies for growth. As a result of the restructure, Macquarie has greater flexibility to adapt to future business, market and regulatory changes. We are positioned to actively pursue new opportunities and expand in Australia and internationally.

Capital

Our policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring we have a sufficient buffer for growth over the medium term and the ability to take advantage of opportunities as they arise. We have consistently grown capital ahead of our business requirements to allow for future growth.

Macquarie raised $A829 million through a private institutional share placement in May 2007 and a retail share purchase plan in June 2007. At 31 March 2008, we maintained a buffer of approximately $A3 billion of capital in excess of the Group's minimum capital requirements.

During the year, Macquarie Bank Limited received accreditation from APRA to adopt advanced approaches under Basel II for credit (Foundation Internal Ratings Based) and operational (Advanced Measurement) risk. Since accreditation, we have exceeded the capital adequacy requirements under Basel II. The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and, therefore, require a more sophisticated level of risk management and risk measurement practices.

Chairman's and Managing Director's Report

Funding

The Group is well funded and has increased its level of liquid assets during the period to $A18.3 billion, which is approximately three times the level at 31 March 2007. Since the disruption to credit markets which began in August 2007, significant term funding of $A17 billion has been raised and deposits have increased 30 per cent from $A10.2 billion to $A13.2 billion.

Following the Group's restructure in November 2007, the two external funding vehicles are MGL and MBL. MGL principally provides funding to the Non-Banking Group while MBL funds the Banking Group.

Each funding vehicle has separate and independent funding platforms. The funding of both vehicles is managed by Group Treasury which has a key objective to provide a diverse range of funding for both entities.

In line with this objective, the Banking Group has diversified its funding liabilities by source, currency and maturity. It has access to domestic capital markets and key international debt programs in place for accessing global wholesale funding markets.

Funding for the Non-Banking Group is principally the refinancing package associated with the corporate restructure, which included:

- $A9 billion Senior Credit Facility, of which $A4.9 billion was drawn at the balance date
- $A10 billion Transitional Bridge Facility from MBL of which $A8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two-year committed term loan, is providing transitional funding to MGL while MGL establishes its profile in the term funding markets.

Although the global term funding markets remain very challenging, the Group has been successful in raising term and other funding through a number of strategic initiatives since August 2007 including:

- $A9 billion Senior Credit Facility noted above and syndicated to 46 major domestic and international banks
- increase in deposits by 30 per cent to $A13.2 billion
- continued access to the short-term issued paper market, particularly in Australia
- $A10.9 billion in asset secured or non-recourse financing through securitisations, bond issues, repurchase agreements and increased warehouses
- $A4.6 billion term funding raised mainly in private placements.

Since August 2007, funding costs have increased for the Group which has led to increases in short and long-term credit spreads of up to 30 and 100 basis points respectively. This has not yet had a material impact on the Group's profitability.

International income by region
$A million
The Americas ■ Asia-Pacific □
Europe, Middle East and Africa ■


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
505
842
680
1,127
1,158
1,490
1,459
1,982
851

Staff numbers
International ■ Australia ■


20,000
18,000
16,000
14,000
12,000
10,000
8000
6000
4000
2000
0
2006
2007
2008
2517
5666
3501
6522
5285
7822

The future availability of term funding markets to market participants, including Macquarie, will be of critical importance. Access to public bond markets has been challenging since August 2007. Although there have been some signs of improvement, if this is not sustained over the medium term, and other existing avenues of term funding mentioned above become unavailable, we may need to consider a reduction in term assets.

Operating conditions
Market conditions varied from positive to disrupted in credit and equity markets in the second half of the year. The credit market deterioration affected financial markets from August 2007 and led to significant loss of value and confidence in some sectors. Regulators and central banks have since moved to restore confidence. Investors, however are cautious and it remains unclear how effective these measures have been and how long it will take for markets to stabilise.

Conditions in Australian and Asian-Pacific equity markets remained strong for most of 2007. They then fluctuated significantly later in the reporting period although the Asia-Pacific held up reasonably well in the second half. Overall, these conditions generally led to solid growth in advisory and equity capital markets deal flow as well as strong performances in our broking businesses. We also benefited from strong volumes and volatility in areas such as commodities. In the second half of the year, Europe and especially the US were significantly affected by credit market deterioration.

Risk management

Strong risk management is central to all operational decision making. This has been effective in the current environment. As a result, we have no sub-prime lending and only modest holdings of highly rated debt instruments.

We have no exposure to Structured Investment Vehicles (SIVs), no problems with debt underwritings, no underwriting of leveraged loans, very little underwriting of corporate loans and modest credit exposures to the hedge fund industry. There are no problem trading exposures and no material problem credit exposures.

Our main business focus is making returns by providing services to clients rather than by principal trading.

Dividends
The Board has declared a fully franked final dividend of $A2.00 per ordinary share. This brings the total ordinary dividends to $A3.45 for the year, representing a payout ratio of 52 per cent and an increase of 10 per cent on the prior year.

This is consistent with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. In the short term, we expect dividends to be fully franked. The future rate of franking is subject to the composition of income.

Relative group contribution to profit[1]


100
90
80
70
60
50
40
30
20
10
0
-10
2007
2008

	2007 %	2008 %
Macquarie Capital Advisers[2]	44	**44**
Macquarie Capital Securities	9	**12**
Macquarie Capital Products	3	**5**
Macquarie Capital Finance	2	**2**
Macquarie Capital	58	**63**
Equity Markets	9	**16**
Treasury and Commodities	14	**14**
Financial Services	3	**4**
Funds Management	1	**4**
Banking and Securitisation	3	**1**
Real Estate	12	**(2)**

[1] Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.
[2] Including Macquarie Capital Funds.

Regional highlights

Our overall result was driven by good contributions from almost all of the operating groups, despite some challenging market conditions. Broad growth across the Group was driven by previous business investment and diversification by product and geography with no material trading provisions or material credit write-downs. There was continued strong demand for Macquarie product.

Australia

The Australian business experienced continued market share growth, record broking volumes and strong inflows into superannuation and the Cash Management Trust (CMT). There was strong growth in the number of clients in the Wrap business as well as strong mergers and acquisitions (M&A) activity, particularly in the early part of the period.

Macquarie Private Wealth maintained its position as the number one full-service retail stockbroker. We announced that the Banking and Securitisation and Financial Services Groups would be integrated to provide additional growth opportunities.

We also took part in the largest M&A transaction in Australian corporate history as co-adviser to Wesfarmers on its $A20.7 billion acquisition of the Coles Group.

Macquarie was an investor in the Boart Longyear consortium and an adviser, global equity co-ordinator and joint lead manager of the $A2.35 billion Initial Public Offering (IPO) of Boart Longyear, which was also the largest IPO in Australia since 1998.

Asia-Pacific

Our equity-related businesses in Asia continued to make a significant contribution in the region. Other businesses, including M&A and equity capital markets (ECM) experienced good growth.

Macquarie was joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor of China Railway Construction Corporation's $A6.2 billion ($US5.7 billion) IPO. (See front cover)

Macquarie was involved in a number of other transactions in China and Hong Kong, including advising Macquarie International Infrastructure Fund (MIIF) on the acquisition of an 81 per cent interest in the Hua Nan Expressway.

We secured significant roles in a number of transactions in Korea, Singapore and Japan, established a joint venture with Indian wealth management company Religare, and launched a private wealth business in Singapore.

In the trading businesses, we formed an alliance with Nomura Securities to offer commodity derivative and commodity-based investor products to Nomura's Japanese client base. We also successfully executed the Group's first Carbon Emissions Reduction (CER) trade in China.

The real estate business was active in buying industrial assets in Japan and development sites in Singapore and selling residential assets in Japan and office portfolios in Korea.

The Americas

Despite a relatively strong first half, the second half was affected significantly by the credit market disruption and write-down of investments held by Macquarie in Macquarie-managed and associated listed real estate investment trusts with assets in America.

Growth in the Americas was driven by expanding existing businesses including the acquisition of Orion Securities Inc. in Canada and Giuliani Capital Advisors in the US.

These acquisitions, together with the acquisition of CIT Systems Leasing, added more than 400 new staff to the Group. Macquarie was lead manager and bookrunner for the $A1.74 billion ($C1.57 billion) Silver Wheaton secondary market 'bought deal'[2], the largest of its kind in Canadian history.

We were also active in the utility sector, advising a Macquarie Infrastructure Partners (MIP) led consortium on the $A8 billion ($US7.4 billion) acquisition of Puget Energy[3], an electricity and natural gas provider to western Washington.

[2] An entire issue of new stock or bonds bought from the issuer by an investment dealer for resale to its clients.
[3] Subject to regulatory approval.

Europe, Middle East and Africa

Significant transactions, steady inflow of equity to specialist funds and continued expansion in certain niches drove performance across Europe, the Middle East and Africa.

Highlights included advising Macquarie UK Broadcasting Holdings, the parent company of Arqiva (majority owned by Macquarie Communications Infrastructure Group (MCG) and Macquarie European Infrastructure Fund II (MEIF II), which acquired National Grid Wireless for $A6.2 billion (£2.5 billion) to form the leading provider of broadcast transmission services and independent wireless sites for lease in the UK. We also advised MCG and MEIF II on the $A4.8 billion (£1.9 billion) acquisition of Airwave O2 Ltd, the primary provider of secure digital radio communication in the UK.

We advised on the $A9.6 billion (£4.2 billion) acquisition of Southern Water by a consortium led by Challenger Infrastructure Fund and JPMorgan, building on the experience gained in the 2007 acquisition of Thames Water. Our UK operations have grown significantly in recent years and we now have more than 1000 staff based in the London office.

In February 2008, we were authorised by the Financial Services Authority to conduct banking activities in the UK and Europe. This will enable us to pursue further growth in the UK and European region and provides a 'passport' for our banking businesses in member countries of the European Union. The authority enables Macquarie to undertake deposit-taking and lending, deal as a principal and agent in most products and act as a fund manager in the UK and Europe.

Specialist funds
Macquarie is a manager of specialist funds which own assets in infrastructure and related sectors (toll roads, airports, communications infrastructure, utilities and other asset classes), real estate (retail, office, industrial, commercial and global opportunity development), private equity and development capital.

During the year, assets in Macquarie's listed and unlisted specialist funds continued to perform well.

- Assets under management increased 31 per cent from $A131 billion to $A172 billion
- Over $A22 billion of new capital was raised for our funds, with around 75 per cent from international investors. Of this, around 85 per cent was for unlisted funds or syndicates
- Demand for unlisted specialist funds continued despite the uncertainty in credit markets and volatility in listed equity markets
- Seventy per cent of the real estate assets and 83 per cent of the infrastructure assets are based offshore.

Deterioration in credit market conditions and equity markets have led to a general decline in listed specialist fund security prices.

However, long-term total returns for investors in Macquarie's listed specialist funds, both in Australia and internationally, from inception in December 1995 to 31 March 2008, were over 430 per cent.

Performance
We continue to generate substantial profits and dividends for our shareholders. Although markets have been mixed recently, with the share price of financial services and related entities being particularly affected, our record of consistent, strong growth is reflected in Macquarie's long-term share price and returns to shareholders.

As illustrated in the graph below, notwithstanding the recent market decline, we have delivered a return to shareholders of over 1800 per cent since listing our shares in July 1996 to 31 March 2008. This has produced a better return than all but one of the companies making up the Australian Securities Exchange (ASX) Top 50 (at the time of our listing) over the same period. The average total shareholder return of the ASX Top 50 over the period was 297 per cent[4].

[4] Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Macquarie Group total shareholder return versus the All Ordinaries Accumulation Index



Macquarie Group total shareholder return
All Ordinaries Accumulation Index
2500
2000
1500
1000
500
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008

Indexed to 100 on 29 July 1996.

Chairman's and Managing Director's Report

Strategy
Our strategy remains to provide a full range of financial services and products in Australia and expand selectively internationally, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. Our people are provided the operating freedom, within risk limits, to focus on adding significant value for our stakeholders. This approach allows the flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, we have established leading positions in a range of markets.

Our people
Macquarie has continued to recruit, retain, motivate and reward some of the best and brightest people in a highly competitive global labour market. Australian and international graduate recruitment programs play an important role in this effort.

Our approach to encourage and reward achievement has helped produce record results for shareholders. The fundamental principles and objectives underlying staff remuneration have been in place since Macquarie Bank Limited was founded in 1985.

Our remuneration links performance-based remuneration to shareholder value through the use of two key shareholder return drivers: profitability and returns in excess of the cost of capital.

Macquarie's track record of delivering excellent long-term shareholder returns reflects the outstanding efforts of high quality people over time and demonstrates the strength of the culture, management and remuneration approach.

Remuneration arrangements ensure we are competitive with our peers in the global employment market and are able to attract and retain quality staff to grow our businesses.

Our remuneration policies and practices are detailed in the Remuneration Report contained in the Directors' Report (pages 56-110).

We would like to thank all our staff for the excellent results achieved this year.

Board and management
Chief Executive Officer and Managing Director Allan Moss will retire from the Group on 24 May 2008. Allan has spent more than 30 years with Macquarie and its predecessors, including almost 15 years as Managing Director and Chief Executive.

Nicholas Moore, currently the Head of Macquarie Capital, will take over from Allan as Managing Director and Chief Executive Officer of Macquarie Group Limited. For much of his 22 years with the Group, Nicholas has spearheaded the successful development of the Macquarie Capital business, which now provides more than 60 per cent of the Group's profits. The business comprises Macquarie's corporate advisory services, institutional stockbroking, specialist funds, equity capital markets, specialised leasing and a number of other businesses.

Nicholas has been a member of the Executive Committee for more than 10 years. He is globally recognised as a financial services leader and is ideally qualified to take Macquarie's global businesses to the next stage. The Board regards Nicholas as a person of remarkable vision, energy and acumen. There are no plans to change Macquarie's longstanding strategy following Nicholas' appointment.

Michael Carapiet, currently global Joint Head of Macquarie Capital Advisers, will succeed Nicholas as the Head of Macquarie Capital.

Following the corporate restructure during the year, Richard Sheppard was appointed Managing Director and Chief Executive Officer of Macquarie Bank Limited.

Outlook
Market conditions make short-term forecasting more difficult than usual. The current state of financial markets means that it will be challenging to repeat last year's record performance, but this may be achievable. Over the medium-term we continue to be well placed due to:

- effective risk management
- good businesses and committed, quality staff
- the strength, diversification and global reach of our businesses
- the benefits of major growth initiatives
- continued strong global investor demand for quality assets
- our strong capital base
- no problem trading exposures and no material problem credit exposures.

Current markets are challenging but we are well positioned to take advantage of the opportunities, including acquisitions which will undoubtedly arise. Despite market conditions, the global business platform has never been stronger.

"Allan has been an extraordinarily successful Chief Executive. Under Allan's leadership, Macquarie has gone from an almost entirely domestic business to one earning a majority of its income outside Australia. Staff numbers have grown almost 10-fold and profits have grown over 30-fold during Allan's term as CEO. On behalf of shareholders, staff and the Board, I thank Allan for his contribution."

David Clarke
Chairman

"Being part of the Macquarie team for more than 30 years has been a wonderful privilege. I have enjoyed it immensely and continue to enjoy it so the decision to retire was enormously difficult. However, I feel sure that, after almost 15 years as CEO, this is the right time to hand over. We have an outstanding successor in Nicholas Moore.

Although some markets are challenging, those challenges are creating many opportunities for Macquarie. Nicholas is the ideal leader to capture those opportunities.

I would like to thank our clients, staff, shareholders and the Board for all the support which they have given me and my senior colleagues."

Allan Moss
Outgoing Managing Director and CEO

David Clarke
Chairman

Allan Moss
Managing Director and Chief Executive Officer

Sydney
[illegible] May 2008

Macquarie Capital's result was 13 per cent higher than the prior year

Macquarie Capital contribution to profit


63%
0
100

Macquarie Capital (formerly known as Investment Banking Group) delivered a result 13 per cent up on the prior year despite mixed market conditions. Macquarie Capital has continued to pursue strategic growth initiatives and has more than 4000 staff in 52 locations across 25 countries.

Macquarie Capital Advisers (incorporates Macquarie Capital Funds)
44 per cent of Macquarie profit

Macquarie Capital Advisers' result was slightly higher than the prior year, with over 300 transactions totalling a record $A200 billion. International operations contributed 65 per cent of Macquarie Capital Advisers' net income.

Fluctuating equity market conditions during the year resulted in a reasonable transaction flow across all international regions. In Asia, there was growth in M&A and ECM.

Landmark transactions spanning all major international regions and across a diverse range of industry sectors were completed in the 12 months to 31 March 2008.

Macquarie Capital Funds pursued its global specialist fund strategy with $A11 billion of new capital raisings for the full year[1] an increase of assets under management of 28 per cent to $A140 billion[2]. Since inception, the funds have achieved a compound annual return of 16 per cent[3] for investors.

New funds established during the year include: ADCB Macquarie Infrastructure Fund (Middle East), Asia Resources Fund, Macquarie European Infrastructure Fund III, Macquarie Global Opportunities Partners (private equity), Macquarie Infrastructure Partners II (North America) and Retirement Villages Group.

Macquarie Capital Securities
12 per cent of Macquarie profit

Macquarie Capital Securities' result was 36 per cent higher than the prior year.

In Australia, strong equity markets in the first half of the year resulted in good growth in secondary market revenues. ECM revenues were slightly down on the prior year but offset by good corporate broking revenues.

In Asia, there were outstanding gains in secondary market revenues as a result of strong equity market conditions.

The establishment of the US and European domestic equity sales trading and research businesses continues.

Recent highlights included the acquisition of Orion Securities Inc., a Canadian independent dealer focusing on the resources sector. Since the acquisition, the business has achieved record secondary market revenues.

Macquarie Capital Products
Five per cent of Macquarie profit
Macquarie Capital Products' underlying result was 17 per cent higher than the prior year with expansion across most businesses and products. The division achieved record raisings in its Australian retail products, launched new funds in Germany and Austria and also established listed infrastructure and resources hedge funds.

The joint ventures with MD Sass and Globalis were further developed. Total assets under management grew by three per cent from $A8.9 billion at 31 March 2007 to $A9.1 billion at 31 March 2008 (including assets managed by associates).

Macquarie Capital Finance
Two per cent of Macquarie profit
Macquarie Capital Finance's result was slightly higher than the prior year, with strong contributions from all businesses. The aggregation of lending volumes and assets have increased by 34 per cent from $A5.4 billion at 31 March 2007 to $A7.3 billion at 31 March 2008.

In December 2007, Macquarie Capital Finance completed the acquisition of CIT Systems Leasing. With approximately $US750 million of leased assets, it is one of the largest independent lessors of technology equipment in North America.

Macquarie Capital Finance sees continuing growth in both the domestic and international equipment finance markets and is well placed to take advantage of the opportunities that difficult debt markets are presenting.

The group has a reasonable pipeline of advisory and principal transactions and continues to experience significant demand for new fund raisings.

Uncertainty in global markets is expected to have an impact on the group in the year ahead with challenging short-term conditions. However, growth is expected in the medium term.

Ongoing transactions:

- joint lead manager and underwriter for Wesfarmers' $A2.57 billion rights issue. The offer is the third largest rights issue ever undertaken in Australia
- adviser to Rio Tinto in relation to BHP Billiton's $A162 billion takeover offer[4].

Highlights since 31 March 2008 include:

- signed joint venture agreement with Renaissance Capital to develop infrastructure advisory and fund management opportunities in Russia and other CIS countries
- Memorandum of Understanding with State Bank of India signed in relation to the establishment and management of an Indian infrastructure fund.

---

1 Includes 100 per cent raised by jointly managed funds.
2 As at 31 March 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007.
3 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 31 March 2008 (listed funds as at 31 March 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cash flows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).
4 Calculated based on the closing price of BHP Billiton shares and exchange rates immediately prior to announcement of BHP Billiton's pre-conditional offer on 6 February 2008.

Region	Key transactions for Macquarie Capital Advisers
Australia	investor in the Boart Longyear consortium and adviser, global equity co-ordinator and joint lead manager on the $A2.35 billion IPO of Boart Longyear, the largest IPO in Australia since 1998
	Co-adviser to Wesfarmers on its $A20.7 billion acquisition of the Coles Group, the largest M&A transaction in Australian corporate history
	Adviser to Coates Hire on its $A2.2 billion sale to a consortium consisting of The Carlyle Group and National Hire Group
	Adviser to the GPT Group on its $A1.2 billion equity capital raising to create the $A2 billion GPT Wholesale Shopping Centre Fund
	Adviser, investor, sponsor and equity arranger to a Macquarie Global Infrastructure Fund III led consortium on its $A351 million acquisition of Hobart International Airport
	Adviser to Macquarie Media Group on the $A1.3 billion acquisition of Southern Cross Broadcasting
Asia-Pacific	Joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor of the $A6.2 billion ($US5.7 billion) IPO of China Railway Construction Corporation
	Joint bookrunner and joint placing agent for Beijing Enterprises on its $A533 million ($HK3.71 billion) accelerated bookbuild offering and top-up placement
	Adviser to MIIF on the acquisition of its 81 per cent interest in Hua Nan Expressway, a toll road in the city of Guanghzou, China, for $A565 million (RMB3.74 billion)
	Adviser, lead manager and equity arranger on the $A873 million ($US750 million) diversified development fund in India - Tata Realty Initiatives Fund 1
	Adviser and equity investor in the Korea Multiplex Investment Corporation (a Macquarie-led consortium) on the acquisition of Megabox, Korea's third largest cinema chain, for $A359 million (KRW270 billion)
	Adviser to Visa Asia Pacific on the global restructuring of Visa International, Visa USA and Visa Canada to form Visa Inc
The Americas	Lead manager and bookrunner for the $A1.74 billion ($C1.57 billion) Silver Wheaton bought deal, the largest bought deal in Canadian history
	Adviser to a MIP-led consortium as the successful candidate on the $A688 million ($C597 million) concession to design, build, finance, operate and maintain the proposed extension of the Autoroute 25, the first transportation Public Private Partnership project in the province of Quebec
	Adviser, debt arranger and equity investor in New World Gaming on the $A1.59 billion ($C1.38 billion) takeover of Gateway Casinos, the largest ever Canadian gaming transaction
	Adviser to Macquarie Power and Infrastructure Income Fund on its $A499 million ($C448 million) acquisition of Clean Power Income Fund, a portfolio of renewable energy businesses in Canada
	Senior co-manager on the $A21.3 billion ($US19.7 billion) IPO of Visa Inc, the largest IPO in US history
	Adviser to the Macquarie-led consortium on the $A4.43 billion ($US3.8 billion) acquisition of Spirit Finance Corporation, a listed Real Estate Investment Trust (REIT) specialising in the acquisition of operationally essential real estate across the US
	Adviser to a MIP-led consortium on its $A8 billion ($US7.4 billion) acquisition of Puget Energy[5], an electricity and natural gas provider to western Washington
Europe, Middle East and Africa	Adviser to a consortium led by the Challenger Infrastructure Fund and JPMorgan on the $A9.6 billion (£4.2 billion) acquisition of Southern Water
	Adviser to Macquarie UK Broadcasting Holdings, the parent company of Arqiva, majority owned by MCG and MEIF II, which acquired National Grid Wireless for $A6.2 billion (£2.5 billion) to form the leading provider of broadcast transmission services and independent wireless sites for lease in the UK
	Adviser to Leighton Holdings on the SA888 million ($US726 million) acquisition of a stake in one of the leading constructors in the Gulf region, Al Habtoor E&C in Dubai (including arrangement of acquisition finance)
	Adviser to MCG and MEIF II on the $A4.8 billion (£1.9 billion) acquisition of Airwave O2 Ltd, the primary provider of secure digital radio communication in the UK
	Adviser and lead sponsor on the $A1 billion (£422 million) Peterborough Hospital Private Finance Initiative
	Adviser to the Goodman Group on the $A840 million (£336 million) acquisition of UK logistics developer, Rosemound Developments

[5] Subject to regulatory approval.

Equity Markets Group

Equity Markets Group recorded its fifth successive record result

Equity Markets contribution to profit


16%
0
100

Equity Markets Group (EMG) achieved another record contribution, 75 per cent up on 2007.

Trading conditions in international equity markets were particularly favourable during the first half of the financial year. However, they became more challenging in the second half as the global debt crisis spread to equity markets.

Equity Products Division
The division offers equity-linked investment, trading and risk management products to clients in Australia, Asia, Europe, the US and Latin America.

The division performed well, benefiting from the market conditions in the first half of the year and maintaining strong market positions in Australia and key Asian markets. Operations in most other international markets made an increased contribution.

The division continued to invest in new product development and the risk management systems necessary to expand the range of products offered to clients.

Fund Products Division
EMG's funds management business manages single strategy hedge funds, funds of hedge funds and structured fund products. The division experienced a record level of inflows into its single strategy funds. Its result was significantly up on the prior year.

Funds under management (excluding funds provided by Macquarie) grew 163 per cent to just over $A3.2 billion at 31 March 2008.

In addition, funds under risk management (funds of external managers over which the division provides hedging or risk management services) grew seven per cent to approximately $A3.1 billion over the same period.

Global Equity Finance Division
The division's contribution was slightly up on the prior year due to growth in securities borrowing and lending volumes and structured equity finance activities in Australia, Asia and Europe.

Alternative Strategies Division
Established in April 2007, the division is a joint venture with Macquarie Capital Securities. It offers equity derivatives, market-access products and financing to hedge fund clients. The division performed well in its first full year of operation.

Outlook
Future performance will depend on conditions in global equity markets which are expected to be more challenging during the 2009 financial year. EMG will continue to diversify its business activities in Australia and internationally.

Treasury and Commodities Group is well placed to benefit from increased volatility across most of its markets

Treasury and Commodities contribution to profit


14%
0
100

Region	Highlights and major activity
Australia	Debt Markets was the arranger and joint lead manager for a recent $A341 million Crusade ABS Series 2008-I auto securitisation issue
Asia-Pacific	Successfully executed Macquarie's first CER trade in China
	Formed an alliance with Nomura Securities, offering commodity derivative and commodity-based investor products to Nomura's Japanese client base
The Americas	Foreign Exchange took a stake in US-based online margin foreign exchange business Advanced Markets Inc
	Metals and Energy Capital established an office in Calgary, Canada
	Energy Markets Division continues to develop and grow its US power capabilities
Europe, Middle East and Africa	AGIP launched a commodities fund in the Middle East in conjunction with the Funds Management Group
	Strong performance of Energy Markets Division's Corona Energy, a UK gas distribution business

Treasury and Commodities Group's profit contribution was slightly up on the strong result of 2007 which included a significant oil and gas realisation. Substantial contributions were made by the Metals and Energy Capital, Foreign Exchange and Agriculture and Investor Products Divisions with good contributions from most other divisions.

Metals and Energy Capital

The division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.

The division's contribution was below that of the prior year which included a significant one-off realisation. The division experienced continued growth in the oil and gas financing business and strong trading and project finance results.

Agriculture and Investors Products (AGIP)

AGIP provides risk management, structured financing, commodity-related investor products and selected physical commodity solutions to a broad customer base. AGIP also provides risk management services across agricultural commodities (grains, soy complex, sugar, coffee, cocoa and ethanol) and selected freight routes.

The AGIP result was very substantially up on the prior year as the division benefited from the increasing interest in agricultural commodities and strong market conditions.

Foreign Exchange

The division provides price-making services in all currency pairs and structured term hedging currency solutions for Australian and international clients. The division also provides risk management services across all of these currencies and tailor-made products. It maintains an active internet currency trading platform, servicing the Japanese retail trading market. It supports currency derivatives joint ventures in the United Arab Emirates and New Zealand.

Increased market volatility had a positive effect on foreign exchange volumes with the division's results substantially up on the prior year.

Futures

This division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The division makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions, including direct market access and straight-through processing.

The division's result was well up on the prior year, reflecting continued growth both domestically and offshore.

Debt Markets

The division arranges and places primary market debt for clients and provides secondary market liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities. It also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk.

Accordingly, the division only has modest holdings of generally highly-rated debt instruments.

The division returned a solid result despite difficult market conditions. However, the 2008 result was below the prior year.

Treasury

The division is responsible for the management of Macquarie's balance sheet, liquidity and interest rate exposure. These activities are now part of Group-wide Services.

Outlook

The group's future performance is dependent on market conditions. The group expects to benefit from increased volatility across most of its markets, resulting in satisfactory transaction levels. Some divisions anticipate particularly strong volume increases.

The transaction pipeline is forecast to remain strong although debt capital markets are likely to continue to be challenging.

The group expects to maintain strong transaction activity levels across its businesses. The group will continue to pursue global expansion on a selective basis.

Real Estate Group

Our Real Estate Investment Trusts (REITs) have quality real estate portfolios which are operating soundly in challenging capital market conditions

Real Estate contribution to profit


-2%
0
100

Region	Highlights and major activity
Australia	Macquarie Real Estate Equity Funds 6 and 7 established with $A139 million equity raised, bringing total equity raised in the series to $A439 million and with $A3.6 billion in forecast gross development value
	Real Estate Structured Finance (RESF) sold 50 per cent of its interest in the Port Geographe residential canal development in WA
	Urban Pacific[1] acquired two major residential development sites in Adelaide with projected gross revenue of $A393 million
Asia-Pacific	MGPA advised funds successfully bid for two development sites at Marina View, Singapore, with an expected total investment value of $US3.8 billion
	J-REP, the Macquarie Goodman Asia joint venture, secured 14 logistics assets in Japan for ¥63.5 billion
	Macquarie NPS REIT established with South Korea's National Pension Service, one of the world's largest pension funds. It has assets under management of KRW224 billion
The Americas	A real estate debt capital markets team was established to capitalise on emerging real estate debt market opportunities
	A joint venture was established with Wireless Capital Partners, LLC, one of the largest independent wireless cell site lease aggregators in the US, to acquire the rights to a portfolio of leases which host wireless telecommunication equipment
Europe, Middle East and Africa	An investment was made in UK self-storage assets with one of MGPA's advised funds, managed by Storage King
	RESF participated in significant projects in London and opened an office in Manchester
	European assets acquired by Macquarie Office Trust (Germany) and Macquarie CountryWide Trust (Germany and Poland)

Real Estate Group made a loss for the year due to a write-down on strategic holdings held by Macquarie in Macquarie-managed and associated listed real estate investments.

The group's underlying result was supported by strong activity levels across the business. Key events included the profitable disposals of Japanese residential and Korean office portfolios. The sale of Macquarie ProLogis Trust realised significant value for investors and the group. Macquarie MEAG Prime REIT announced a strategic review aimed at enhancing value for unit holders.

There was a continued focus on unlisted equity raisings with over $A5 billion raised, the majority by MGPA. Assets under management[2] increased 37 per cent to $A32.3 billion from $A23.6 billion with new assets acquired in Singapore, Japan, Poland and Germany.

Lending activities in Australia, the US and the UK continued to make a profitable contribution.

The global REIT sector has experienced significant volatility as a result of the credit market disruption. As previously mentioned in this review, a write-down of $A293 million was taken against investments held by Macquarie in Macquarie managed and associated listed real estate investments at 31 March 2008. This equated to a $A90 million impact on NPAT. Notwithstanding this write-down, our REITs have high quality real estate portfolios which are operating soundly.

Outlook

The group's key challenge is to restore and enhance value for our REIT investors via asset and capital management, non-core asset disposals and investor relations. In particular, there are strategies to reduce gearing where applicable.

The group expects to return to profitability next year. It is well positioned to take advantage of market opportunities, with substantial equity raised across the unlisted platform available for investment. The group is well placed in the Australian and Asian economies.

1 Urban Pacific Limited jointly acquired these sites with AV Jennings and one of the projects was subsequently sold down to MREEF 7.

2 Assets under management includes assets managed by Macquarie and its associates.

Financial Services Group

The Financial Services Group has continued to grow its underlying profit base while expanding services to clients globally

Financial Services contribution to profit


4%
0
100

The Financial Services Group (FSG) profit was up 33 per cent on the prior year.

This increase was due to record broking levels, a significant increase in market share across the business and strong inflows into superannuation and the CMT.

The group continued to develop international initiatives. During the year, it signed a joint venture agreement with Indian wealth management company Religare and launched an Asian private wealth business based in Singapore. It also actively pursued domestic opportunities to expand adviser numbers and grow core service business.

Total assets under administration, advice and/or management grew 15 per cent from $A70.5 billion to $A80.9 billion.

FSG and the Banking and Securitisation Group were integrated in the second half of the year to form the Banking and Financial Services Group (BFS). The merged group will integrate banking and wealth product offerings to provide better client service and opportunities for growth.

Macquarie Adviser Services (MAS)

MAS had a good result for the year increasing both profit and client numbers substantially. The CMT increased 25 per cent from $A14.1 billion to $A17.6 billion. Funds under administration in the Macquarie Wrap at $A22.5 billion were slightly down on the prior year due to negative market movements. The superannuation portfolio increased 20 per cent from $A20.4 billion to $A24.5 billion with significant inflows in June 2007 as clients took advantage of superannuation reforms. The growth of the MAS Futurewise Insurance platform added to the division's performance.

The MAS-owned Coin Financial Planning software business continued to expand its service offering to advisers. It acquired a 50 per cent stake in outsourced paraplanning company Outplan and financial planning practice management company Olicc.

Macquarie Private Wealth (MPW)
MPW maintained its position as the number one full-service retail stockbroker in Australia in terms of volume and market share. The division also acquired 50 per cent of Financial Index, a scalable advice business complementary to our other advice offerings.

MPW's Private Bank Division launched its first Asian private wealth service based in Singapore which will form the hub of MPW's Asian ultra-high-net-worth advice operations.

Macquarie Global Investments (MGI)
MGI was established during the year to focus on the development of products for retail and wholesale investors globally. During the year, the division launched the institutional boutique investment firm Queen Street Partners. It also took responsibility for FSG's interests in New Zealand fund manager Brook Asset Management, and acquired the 51 per cent of the company not already owned. The Macquarie Pastoral Fund was moved to MGI where commitments from investors increased by more than $A500 million.

Outlook
The group expects retail volumes to remain volatile and new equity issue activity to be reduced. It anticipates continued demand for cash, fixed income and Wrap products.

The newly integrated BFS is expected to provide enhancement to the existing product range and services and to achieve cost economies.

Banking and Securitisation Group

The priority will be to adapt the businesses and capitalise on current market conditions where possible

Banking and Securitisation contribution to profit


1%
0
100

Banking and Securitisation Group's contribution was substantially down on the prior corresponding period due to the strong contribution from the divestment of the Australian and New Zealand childcare business and property portfolios in the prior year; and current challenges in our mortgage businesses.

The contribution from Banking was up on the prior corresponding period due to strong performances from Relationship Banking (up 23 per cent) and significant growth in deposits which increased 37 per cent on the prior year. The contribution from Investment Lending was up 12 per cent from the prior year with portfolio growth of 25 per cent from $A4.8 billion at 31 March 2007 to $A6.0 billion at 31 March 2008 despite deteriorating market conditions in the second half of 2007.

Difficult credit market conditions and increased cost of funding significantly affected the mortgage businesses. As a result, in March 2008 the group announced the decision to wind back residential mortgage origination services in Australia. The group also ceased new mortgage business in the US. Both businesses will continue to provide service to existing customers, who hold approximately 98,500 loan facilities.

Global mortgage securitisation markets are effectively closed, except in Canada. Our Canadian mortgages business, acquired in July 2006, continues to be supported by local government-backed securitisation through the Canadian Mortgage Bond program. Credit quality in the group's mortgage portfolio remains high across all countries, default rates are low and there is no exposure to sub-prime loans.

Investment in new banking businesses continued with the launch of credit cards in Australia in April 2007 and the establishment of a start-up business in the UK, providing business lending services to the UK insurance broking industry in May 2007.

The Banking and Securitisation Group merged with FSG in February 2008 to form BFS, providing more integrated opportunities for future growth in the retail banking and financial services sector in Australia and internationally.

Outlook

The group anticipates that global credit market conditions will continue to be challenging and expect the Australian mortgages book of $A23.7 billion at 31 March 2008 to decline due to significantly reduced new business.

Relationship Banking is expected to continue to perform well with strong growth in term deposits through cross-sales to existing clients.

Funds Management Group

For the second consecutive year, the Funds Management Group was awarded Morningstar Fund Manager of the Year for both Fixed Interest and Domestic Equities Small Companies (Australia)

Funds Management contribution to profit


4%
0
100

Region	Highlights and major activity
Australia	Macquarie Funds Management is one of Australia's largest asset managers, offering investment services in all major asset classes
	Macquarie won Morningstar Fund Manager of the Year in two asset classes
Asia-Pacific	Macquarie Funds Management Hong Kong offers advisory and fund-of-funds services over Asian private equity
	Macquarie Funds Management Taiwan offers a range of funds due to be launched in the new financial year
	The group promotes its asset management services in Korea through a representative office
The Americas	Macquarie Funds Management USA Inc, based in California, offers advisory and fund-of-funds services over global private equity.
Europe, Middle East and Africa	Macquarie Investment Management UK Limited offers fixed income funds management out of the London office. The sales operation offers managed funds in three asset classes

Funds Management Group's (FMG) contribution was substantially up on the prior year due to the sale of its interest in Macquarie-IMM Investment Management (MIMM) in Korea and strong performance fees from equity funds.

Assets under management fell by nine per cent to $A57.4 billion during the year largely due to the sale of MIMM and some significant redemptions from global property and currency mandates.

Australia

Many of its flagship equities funds continued to perform strongly, particularly the Macquarie Long Short Equitised Fund and the Macquarie High Conviction Fund.

The group increased retail sales and inflows into key products. The Macquarie Master Diversified Fixed Interest Fund, the Macquarie International Infrastructure Securities Fund and the Macquarie Australian Small Companies Fund all experienced strong inflows.

Over the year, the group made significant investments in IT infrastructure, upgrading its core investment administration and accounting infrastructure.

International

During the year, the group sold its 65 per cent interest in the Korean joint venture MIMM, which was established in 2000 and provided investment solutions to Korean institutions and distributors. The company had assets under management of over $A14.6 billion ($US13 billion) at the time of sale.

FMG commenced distributing retail funds in Taiwan during the year. It was appointed investment adviser to funds offered by three of Taiwan's leading investment trust firms.

The group's Alternative Investments Division and Real Estate Securities Division also established a presence in London, joining the global fixed income team which moved to London earlier in 2007.

The Macquarie Clean Technology Fund, managed through FMG's US operation in Carlsbad, California, held its final close in January 2008, concluding a successful fund-raising with over $A228 million ($US200 million) in commitments.

Outlook

Immediate growth for the group is expected to be affected by the current difficult market conditions although there are signs that institutional investors are returning to the market, especially in fixed income and equity funds. The group will continue to explore smaller acquisition opportunities, especially where they expand the group's range of investment capabilities.

A network of support areas provides the infrastructure and framework which enable the six groups to operate. During the year, strong independent risk management continued to be a fundamental part of the way Macquarie does business and a key factor in our success.

Other groups and divisions grew considerably during the year, with staff numbers generally up 31 per cent on last year in support of the Group's international expansion. The management and organisation structure is shown below.

Macquarie Group



Corporate Affairs Group
Greg Ward
Real Estate Group
Stephen Girdis
Treasury and Commodities Group
Andrew Downe
Banking and Financial Services Group
Peter Maher
MBL Board of Directors and Executive Committee
Managing Director and Chief Executive Officer
Richard Sheppard
Macquarie Group Limited Board of Directors and Executive Committee
Managing Director and Chief Executive Officer
Allan Moss*
Macquarie Capital
Nicholas Moore*
Risk Management Group
Nick Minogue
Funds Management Group
Ben Bruck
Equity Markets Group
Kim Burke
Information Technology Group
Nigel Smyth

○ **Banking Group (Macquarie Bank Limited (MBL) and its subsidiaries)**

● **Macquarie Financial Holdings Group – operates separately from the Banking Group**

*Mr Moss retires effective 24 May 2008. Upon Mr Moss' retirement Mr Moore will become Managing Director and Chief Executive Officer of Macquarie Group Limited. Mr Carapiet will succeed Mr Moore as Head of Macquarie Capital.

Other groups and divisions

Risk Management Group

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions are Credit, Prudential, Capital and Markets, Operational Risk and Compliance. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full Risk Management Report is contained in the 2008 Annual Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. Credit ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by Data Policy, which ensures consistent data standards across Macquarie's businesses so that accurate and reliable information is available for risk management and reporting.

Prudential, Capital and Markets (PCM) ensures that market, funding and liquidity risks are appropriately managed and that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk. PCM is also responsible for ensuring that Macquarie discharges its obligations to APRA, including compliance with prudential standards and that a constructive relationship is maintained with the regulator.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk.

Compliance assesses legal, regulatory and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The Quantitative Applications Division (QAD) is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems. QAD also presents courses internationally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and the effectiveness of Macquarie's financial and risk management framework.

RMG has been responsible for leading the implementation of Macquarie's Basel II project. In December 2007, Macquarie Bank Limited was accredited by APRA to operate as an advanced bank for credit and operational risk. The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and, therefore, require a more sophisticated level of risk management and risk measurement practices.

Corporate Affairs Group

The **Finance Division,** previously Financial Operations, supports the Group's operating areas and management by providing financial control, financial planning and capital management, management reporting and budgeting, divisional accounting services and international business support.

The **Settlements Division** is structured to provide specialist confirmation and settlement facilities for a variety of products and currencies for many of the Group's businesses internationally. The division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

Over the last year, the division has expanded its functions to incorporate the Group restructure and accommodate growth offshore while meeting the demands of changing legislation and regulations. In addition, the division has made significant investment in training and developing staff to ensure that it continues to attract and retain staff who perform these key responsibilities.

The **Business Improvement and Strategy Division** provides consulting services to all business and support areas and manages Macquarie's annual strategy review. Services include advice on growth, strategy, organisation design, new product development, process re-engineering and management of change. The division offers its services domestically and internationally.

The **Taxation Division** provides taxation support to all areas of the Group, managing its compliance with taxation legislation and relationships with revenue authorities worldwide. The division reviews the taxation implications of existing and proposed transactions and structures.

To maximise support to the Group's businesses, the division has staff in London, New York, Hong Kong, Seoul, Toronto and Sydney.

The **Treasury Division** is responsible for management of the Macquarie's balance sheet, liquidity and interest rate exposure. Treasury's result was stronger than the prior year, reflecting successful management of balance sheet growth.

The **Company Secretarial and Investor Relations Division** has responsibility for compliance with certain ASX and Australian Securities and Investments Commission requirements, the Group's share registry, employee equity schemes, professional risk insurances and Group-wide corporate governance matters. The division includes the Investor Relations function, which oversees Macquarie's communications with the investment community and actively works to foster relationships with its shareholders. The division had an active and key role in the Group restructure and increased its presence in the major international offices.

Macquarie aspires to be recognised as the leading employer of the best people in the market. The **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this, the division works closely with business groups, providing operational and consulting services globally.

During the year, the division continued to focus on enhancing infrastructure to ensure a platform for future growth that is adaptable to business needs in each region. In particular, this involved implementing scalable systems to support global HR practices and hiring senior staff to manage the regional HR functions. The year was characterised by increased transactional volumes due to involvement in complex projects such as the Group restructure and the support of key acquisitions. There has been continued development of attraction and sourcing strategies to support businesses to recruit for growth through the introduction of candidate-care surveys which help businesses understand the strengths and opportunities for improvement of the recruitment process.

The **Business Services Division** has responsibility for the strategic direction, implementation and ongoing management of corporate real estate, physical risks and corporate services. The primary focus during the year was to ensure growth was managed within a controlled risk framework. Key projects included the expansion and establishment of offices internationally as well as significantly increasing the capacity and resilience of major data and recovery centres.

The **Information Technology Group (ITG)** is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services.

In the past year, ITG's Infrastructure Technology Services (ITS) team delivered a number of projects to support Macquarie's growth, including the implementation of a new data centre in New York. The business-aligned teams implemented some significant applications, including those for the new Houston Treasury and Commodities Group power and EMG Prime businesses and the deployment of the primary trading platform for Macquarie Securities in a further eight countries.

ITG also supported the integration of organisations, including Giuliani Capital Advisors and Orion Securities Inc. as well as the restructure of the Macquarie Group. ITG continued to build strategic relationships with vendors to significantly reduce costs and complement the ITG team globally.

The **Corporate Communications Division** is responsible for protecting and enhancing Macquarie's brand and reputation. The division oversees Macquarie's activities in:

- media relations
- government relations
- community relations
- brand and marketing
- internal communications
- e-commerce
- reputation and brand protection
- Macquarie Group Foundation
- Macquarie Sports
- Sustainability and Environment Office.

The Corporate Communications Division is represented in Macquarie's offices in Sydney, Canberra, London, New York, Hong Kong, Singapore and Seoul.

Macquarie Group Foundation

A record $A23 million in community contributions confirmed the Macquarie Group's position as a leading corporate benefactor to the community sector

In the year to 31 March 2008, the Foundation contributed $A17.3 million to more than 500 community organisations around the world, an increase of 37 per cent on the previous year. This record funding confirms the Macquarie Group Foundation's position as a leading corporate benefactor to the community sector.

Complementing the Foundation's contribution, Macquarie staff raised $A5.7 million for not-for-profit organisations. This figure is a 39 per cent increase on the previous year's effort and was matched by the Macquarie Group Foundation.

The Foundation has introduced a range of initiatives to further encourage staff engagement. From 1 July 2007, the Foundation Board agreed to match donations made by staff through Macquarie Giving, a program where donations are automatically deducted each month from a participant's pay. The program has been expanded beyond Australia and the UK to staff in the US, Canada, Hong Kong and Singapore.

One of the key aims of the Macquarie Group Foundation is to build sustainability in the not-for-profit sector. Since the introduction of capacity building grants in 2006, the Macquarie Group Foundation has provided more than $A6 million worth of these grants.

Throughout the year, capacity building grants were made to: Youngcare, which seeks to fill the gap in specialist residential care for young people; The Song Room, which provides music-based education programs to disadvantaged children; Chicago-based BUILD which provides community programs for young people; and The Hong Kong Council of Social Services.

In September 2007, the Macquarie Group Foundation and KPMG hosted a Social Innovation Summit in the UK, bringing together business, government and community leaders to explore ways of addressing chronic youth issues. The Prince's Trust, the Young Foundation and Business in the Community were also partners in the Summit which followed the Social Innovation Dialogue held in Australia in 2006.

The Foundation continued to support a diverse range of community organisations in the areas of health, welfare, education, arts and the environment.

In a major health initiative, the Juvenile Diabetes Research Foundation (JDRF) and the Macquarie Group Foundation launched a partnership to support research into type 1 diabetes. The partnership aims to increase the volume and impact of Australian diabetes research. Macquarie has had a relationship with JDRF for many years, led by staff involved in a range of fundraising and volunteer activities. Other health initiatives include the establishment of the first Chair of Schizophrenia Research, the inaugural Chair in Cerebral Palsy Research and an Australian-first PhD scholarship to research adolescent depression and suicide. Staff were also active with the Sydney Graduate Volunteer Network hosting the Spastic Centre of NSW children's Christmas Party.

In education, the Foundation continued its support of the Cape York Institute's Higher Expectations Program which reached a significant milestone this year with the first group of students graduating from Year 12. In London, more than 30 Macquarie staff volunteered with the Real Apprentice program organised by the East London Business Alliance, sharing their skills with young people from Hackney in East London. During the year, the Macquarie Group Foundation became the cornerstone supporter of Giant Steps' education program to support children with autism.

Our support in the welfare sector continued with grants to OzHarvest to assist its expansion; The Asian Women's Welfare Association in Singapore; The Beacon Foundation and The Big Issue Homeless World Cup to be held in Melbourne this year.

In the arts, Macquarie supports the Belvoir Street Theatre's B Sharp Program, the Commonwealth Writers' Prize and the Australian Youth Orchestra's national auditions program.

The Lizard Island Reef Research Foundation received additional funding for resources for the Macquarie Group Foundation Education Centre located on the island. Other environmental initiatives included the Wolong Panda Park in China, the National Centre for Marine and Coastal Conservation and Bush Heritage Australia.

Macquarie Sports, funded by the Foundation and Macquarie businesses, organised clinics and related programs in netball, cricket, basketball, rugby league, rugby union and AFL with sporting identities serving as coaches and role models for children from diverse communities throughout Australia.

The Board is committed to Macquarie seeking to achieve superior financial performance and long-term prosperity, while meeting stakeholders' expectations of sound corporate governance practices. This Statement outlines Macquarie's main corporate governance practices.

The Board, in conjunction with the Board Corporate Governance Committee, determines the most appropriate corporate governance arrangements for Macquarie. As with all its business activities, Macquarie is proactive in respect of corporate governance and puts in place those arrangements which it considers are in the best interests of Macquarie and its shareholders, consistent with its responsibilities to other stakeholders. It actively reviews Australian and international developments in corporate governance including the prudential requirements of the Australian Prudential Regulation Authority (APRA).

As required by the ASX Listing Rules, this statement sets out the extent to which Macquarie has followed the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations during the year to 31 March 2008. On 13 November 2007, Macquarie Group Limited replaced Macquarie Bank Limited as the listed parent of the Macquarie Group. The governance practices described below largely applied to Macquarie Bank until 12 November 2007 and have applied to Macquarie Group Limited since 13 November 2007. This statement reports against the revised Recommendations released by the ASX in August 2007.

Macquarie considers that its governance practices are consistent with all but one of the 28 ASX Recommendations. The Board believes that Non-Executive Director David Clarke, although not an independent director, is the most appropriate person to be Macquarie's Chairman. An explanation for departure from this Recommendation is provided on pages 29–30.

Macquarie has posted copies of its corporate governance practices on its website at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm.

Principle 1
Lay solid foundations for management and oversight

The Board Charter details the composition and role and responsibilities of the Board and their relationship with management to accomplish the Board's primary role of promoting the long term health and prosperity of Macquarie. A copy of the Board Charter is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 1.3)*

As set out in the Board Charter, the Board has delegated specific authorities to the various Board Committees and the Managing Director. Macquarie's Executive Committee and Operations Review Committee operate as management committees appointed by the Managing Director pursuant to his delegated powers and, in exercising these powers, he typically makes decisions regarding significant issues, in consultation with one of these committees. *(ASX Recommendation 1.1)*

The Board has guidelines for its members for declaring and dealing with potential conflicts of interest which include:

- Board members declaring their interests as required under the Corporations Act 2001 (Cth), Australian Stock Exchange Listing Rules and general law requirements;
- Board members with a material personal interest in a matter not receiving the relevant Board paper and not being present at a Board meeting during the consideration of the matter and subsequent vote unless the Board (excluding the relevant Board member) resolves otherwise; and
- Board members with a conflict not involving a material personal interest may be required to absent themselves from the relevant deliberations of the Board.

The Board has also established protocols for identifying, managing and highlighting conflicts within the Macquarie Group.

Macquarie has a number of Non-Voting Executive Directors. Pursuant to Macquarie's constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign Macquarie's common seal.

Performance of Key Executives
The process adopted by the Board to review the performance of Macquarie's most senior executives is available on Macquarie's website at www.macquarie.com.au. The performance of Macquarie's senior executives has been assessed this year in accordance with the process adopted by the Board. *(ASX Recommendation 1.3)* Key aspects of the review process are described below.

The Managing Director will annually present a self-assessment to the Non-Executive Directors, who formally review the performance of the Managing Director. The presentation will include financial performance, the business environment, prudential performance, staff and human relations and other achievements. The Non-Executive Directors report on this to the Board.

The Managing Director will evaluate, at least annually, the performance of the following key executives: the Deputy Managing Director and the Group Heads, including the Chief Information Officer. Both qualitative and quantitative measures are used, consistent with the dimensions for reviewing the Managing Director. The Managing Director reports to the Board Remuneration Committee in conjunction with the remuneration review process on the performance of these key executives. In conjunction with the annual strategy review, the Board also considers key executive succession planning and their capabilities. *(ASX Recommendation 1.2)*

Principle 2
Structure the Board to add value

The Board considers that its membership should comprise directors with an appropriate mix of skills, experience and personal attributes that allow the directors individually, and the Board collectively, to:

- discharge their responsibilities and duties under the law effectively and efficiently;
- understand the business of Macquarie and the environment in which Macquarie operates so as to be able to agree with management the objectives, goals and strategic direction which will maximise shareholder value; and
- assess the performance of management in meeting those objectives and goals.

The membership of the Board is set out below. Details of each individual Voting Director's background are set out in Schedule 1 of the Directors' Report (see pages 116–118) in the Annual Report. *(ASX Recommendation 2.6)*

Current Board composition

Voting Director	Board Membership	Date of Appointment
David Clarke AO	Non-Executive Chairman	August 2007
Allan Moss AO	Managing Director and CEO*	August 2007
Nicholas Moore	Executive**	February 2008
Laurie Cox AO	Executive	August 2007
Peter Kirby	Independent	August 2007
Catherine Livingstone AO	Independent	August 2007
Kevin McCann AM	Independent	August 2007
John Niland AC	Independent	August 2007
Helen Nugent AO	Independent	August 2007
Peter Warne	Independent	August 2007

* Mr Moss' appointment as CEO was effective on 13 November 2007.
** Upon Mr Moss' retirement on 24 May 2008, Mr Moore will become Managing Director and CEO.

Macquarie's constitution provides that the maximum number of Voting Directors shall be ten unless amended by a resolution of the Board. Following the resignation of Mr Moss, the maximum number of Voting Directors will be nine.

The Board Charter provides that the number of Voting Directors necessary to constitute a quorum at a Board meeting is:

- not less than one-third of the Voting Directors currently in office; and
- the number of Non-Executive Directors (NEDs) present at a meeting must be greater than the number of Executive Voting Directors present.

Independent Directors
Macquarie recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. A majority of the Board members are Independent Directors. *(ASX Recommendation 2.1)*

The Board believes that independence is essentially a state of mind evidenced by an ability to constructively challenge and independently contribute to the work of the Board. The independence of directors is assessed annually by the Board Corporate Governance Committee (BCGC) and, to assist the BCGC, the Board has adopted the following definition of an Independent Director which is available on Macquarie's website: *(ASX recommendation 2.6)*

A Voting Director will be considered independent if not a member of management and if he/she meets the following criteria (to the satisfaction of the BCGC):

- is not a substantial shareholder of Macquarie or of a company holding more than five per cent of Macquarie's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than five per cent of Macquarie's voting stock;
- has not within the last three years been employed in an executive capacity by Macquarie or another group member or been a director after ceasing to hold any such employment;
- is not a principal or employee of a professional adviser to Macquarie and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to Macquarie by the professional adviser;
- is not a significant supplier or customer of Macquarie or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from Macquarie exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to Macquarie exceed five per cent of the customer's total operating costs;
- has no material contractual relationship with Macquarie or any of its associates other than as a director of Macquarie;
- is not a director of any of Macquarie's subsidiaries or responsible entities other than Macquarie Bank Limited and any intermediary holding company;
- has not served on the Board for a period exceeding Macquarie's agreed tenure rules (including transitional arrangements); and
- has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of Macquarie and independently of management.

The BCGC has determined that each of the six Voting Directors designated as Independent Directors in this Statement satisfy all of the above criteria and bring an independent mind to their duties as a director. The criteria used to assess independence, including the materiality thresholds referred to above, are reviewed from time to time.

The independence of each Independent Director is monitored by the BCGC and Voting Directors may be required to provide information to the BCGC to enable it to assess the Independent Directors' ongoing independence. Each year, the Independent Directors are requested to confirm in writing their continuing status as an Independent Director and they have each undertaken to inform the Board as soon as practical if they think that their status as an Independent Director has or may have changed. *(ASX Recommendation 2.6)*

Chairman
David Clarke was Executive Chairman of Macquarie Bank Limited ("Macquarie Bank", the "Bank" or "MBL"), the previous parent company of the Macquarie Group, from its formation until 31 March 2007. He has since continued to serve on the Board of Macquarie Bank and, since 30 August 2007, on the Board of Macquarie, as Non-Executive Chairman. Due to his recent role as Executive Chairman of Macquarie Bank, Mr Clarke is not considered to be an Independent Director.

Macquarie has noted the ASX Corporate Governance Council's recommendation that listed companies have an independent director as chairman. However, for the reasons set out below, the Board believes that David Clarke is the most appropriate person to be Macquarie's Chairman and that measures adopted by Macquarie provide an appropriate check on executive power. APRA's Governance Standard also requires the chairperson of the Board to be an Independent Director. Notwithstanding this requirement, APRA has confirmed that it will allow Mr Clarke to continue as Chairman of Macquarie and Macquarie Bank Limited. *(ASX Recommendation 2.2 and 2.6)*

Mr Clarke was Joint Managing Director of Hill Samuel Australia Limited, the business predecessor to Macquarie Bank from 1971 to 1977, sole Managing Director from 1977 to 1984 and then Executive Chairman. Given Macquarie's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of Macquarie's operations. Mr Clarke's experience in investment banking, and as a chairman of major listed entities, is also important in ensuring that management provides the Board with adequate information to facilitate effective decision making. His wide experience enables him to provide support and advice to the Managing Director while respecting executive responsibility.

Macquarie's dependence on the performance of its staff is a further reason why, like most global investment banking organisations, Macquarie believes it to be in shareholders' interests to have a number of Board members with operating experience of the businesses. Mr Clarke's role as Executive Chairman worked very well for a long time at Macquarie Bank and it is considered to be in shareholders' interests for Mr Clarke to continue as Macquarie's Non-Executive (Non-Independent) Chairman. Macquarie has also adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- separate individuals perform the roles of Chairman and Managing Director; *(ASX Recommendation 2.3)*
- the appointment of a Lead Independent Director to act as a conduit for issues that the Independent Directors have as a group;
- having a majority of Independent Directors on the Board;
- the Non-Executive Directors meet at least once per year in the absence of management. The Independent Directors may also meet on their own with the Lead Independent Director chairing such meetings;
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member. The Board Audit and Compliance Committee Charter states that the Chairman of the Board shall not be eligible to be the Chairman of that Committee; and
- the ability of Voting Directors to seek independent professional advice for company related matters, including Board Committee matters, at Macquarie's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable. *(ASX Recommendation 2.6)*

Board Committees

Five standing Board Committees have been established to assist in the execution of the Board's responsibilities. All Board members are free to attend any meeting of any Board Committee. The membership of each Committee is outlined in the table below. Attendance at Board and Committee meetings is set out on page 53 of the Directors' Report. *(ASX Recommendation 2.6)*

It is the policy of the Board that a majority of the members of each Board Committee be Independent Directors, that the Board Audit and Compliance Committee comprise only Independent Directors and that the Board Remuneration Committee and the Board Corporate Governance Committee be chaired by Independent Directors.

Each Committee has a charter which includes a description of their duties and responsibilities. The Charters are available in the Corporate Governance section of Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 2.6)*

Nomination of Directors and Board Renewal

The **Board Nominating Committee** comprises the Chairman and two Independent Directors. *(ASX Recommendation 2.4)*

The Nominating Committee's role, which is outlined in its charter, is to review and consider the structure and balance of the Board and make recommendations regarding appointments, retirements and terms of office.

The Board has adopted a Policy on Board Renewal and Appointment of Directors to govern the selection and appointment of Voting Directors, a copy of which is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 2.6)*

The Nominating Committee has unlimited access to senior management of the Macquarie Group and is able to engage recruitment consultants to undertake research on, or assess, candidates for new positions on the Board, or to consult other independent experts where it considers it necessary to carry out its duties and responsibilities.

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Non-Executive (Non-Independent) Directors					
David Clarke AO			Chairman	Member	Chairman
Executive Voting Directors					
Allan Moss AO					Member
Nicholas Moore[1]					Member
Laurie Cox AO					Member
Independent Directors					
Peter Kirby[2]	Member	Member			Member
Catherine Livingstone AO	Chairman		Member		Member
Kevin McCann AM	Member	Chairman			Member
John Niland AC[3]		Member		Member	Member
Helen Nugent AO			Member	Chairman	Member
Peter Warne[4]	Member			Member	Member

1 Mr Moore has been a member of the MGL Risk Committee since his appointment to the Board in February 2008.

2 Mr Kirby was a member of the MBL Remuneration Committee until August 2007 when he was appointed to the Audit and Compliance and Corporate Governance Committees.

3 Dr Niland was a member of the MBL Audit and Compliance Committee until August 2007 when he was appointed to the Remuneration Committee.

4 Mr Warne was appointed to the MBL Audit and Compliance Committee effective on his joining to the MBL Board in July 2007 and became a member of the Remuneration Committee in August 2007.

The Board recognises that it is important that it undergoes a regular process of renewal via changes in membership. Independent Directors are appointed for terms that will not exceed 12 years. Time served by Independent Directors on the Board of Macquarie Bank, calculated in accordance with transitional provisions that broadly weight past time on the Board prior to 2003 at 50 percent, apply to Independent Directors appointed before the restructure of Macquarie Group in November 2007.

Performance of the Board

The Board undertakes a formal annual performance self-assessment, including an assessment of the Board, Board Committees and individual Board members with emphasis on those individual Directors who are required to stand for re-election at the next AGM. The process adopted by the Board to review the performance of the Board and Macquarie's most senior executives is available on Macquarie's website at www.macquarie.com.au. The performance of the Board has been assessed this year in accordance with the process described below. *(ASX Recommendation 2.6)*

The process for conducting the Board's performance review consists of the Chairman conducting individual interviews with each of the Voting Directors and the Lead Independent Director discussing the performance of the Chairman with other Voting Directors then with the Chairman. Prior to that, the Voting Directors complete a questionnaire and are able to make other comments or raise any issue that they have relating to the Board's or a Board Committee's operation. The results of the questionnaire and interviews are compiled and include a quantitative and a qualitative analysis. *(ASX Recommendation 2.5)*

A written report discussing the results, issues for discussion and recommendations for initiatives is presented to the Board and discussed at a Board meeting.

Board Committee members also use a questionnaire as part of the Committee review process. The results of the questionnaire are compiled and a written report discussing the results is issued and presented to the relevant Committee, then discussed at a Committee meeting. Each of the Board Committees undertakes a periodic review of its performance in accordance with its Charter which requires at least biennial review. Three of the five standing Committees undertook a review of their performance during the year, including the Board Risk Committee as part of the Board review. *(ASX Recommendation 2.5 and 2.6)*

Principle 3
Promote ethical and responsible decision-making

Macquarie's Board and management are committed to Macquarie continuing to be a good corporate citizen. Macquarie has a robust framework of policies, underpinned by its Goals and Values and Code of Conduct, relevant to environmental, social and governance (ESG) responsibilities. A statement setting out Macquarie's position on ESG issues is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie.

Macquarie's Code of Conduct and the policies discussed below set the standards for dealing with obligations to external stakeholders. A statement of Macquarie's community engagement is detailed in the Macquarie Group Foundation's annual report, which is available on Macquarie's website. Further information regarding Macquarie's ESG initiatives can be found in Macquarie's Annual Report. Each of Macquarie's listed funds provides information on ESG initiatives undertaken by the fund in their respective Annual Reports.

Code of Ethics and Conduct
Macquarie's Voting Directors and staff are required to maintain high ethical standards of conduct.

The Group's Code of Ethics, *Macquarie – What We Stand For*, covers Macquarie's dealings with external parties and how Macquarie operates internally. It is periodically reviewed and fully endorsed by the Board. The Code of Ethics is distributed to all staff and its standards communicated and reinforced at Macquarie-wide induction programs, presentations to workgroups and annual staff meetings.

Macquarie has adopted a Code of Conduct (the Code), which incorporates the Group's Code of Ethics. The Code is also reflected in, and supported by, a broad range of Macquarie's internal policies and procedures. The Code includes a requirement to conduct all Macquarie's business in accordance with applicable laws and regulations in the jurisdictions in which Macquarie operates, and in a way that enhances its reputation in those markets. *(ASX Recommendation 3.1)*

A copy of the Code is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 3.3)*

Integrity Office (ASX Recommendation 3.1)
To strengthen Macquarie's commitment to conducting its business activities in accordance with the highest ethical standards, Macquarie has appointed Executive Directors, Michael Price and James Hodgkinson, as Integrity Officers. In acknowledgement of the expanding international nature of Macquarie's business, Regional Integrity Officers and Regional Integrity Support Officers have been appointed in Asia, Europe and the Americas.

The Integrity Officers serve as an independent point of contact with whom Voting Directors and staff can raise concerns about integrity-related issues. The Integrity Officers report directly to the Managing Director and provide a regular report on the activities of the Integrity Office to the Board Corporate Governance Committee.

The role of the Integrity Officers is to:
- develop and implement strategies in the Australian and international offices to assist Macquarie to properly address issues of integrity in the conduct of its business;
- educate, advise and counsel management and staff regarding integrity issues;
- devise and introduce systems to ensure that claims of integrity breaches and any integrity-related concerns are dealt with impartially, promptly and confidentially; and
- ensure that the rights of all parties are respected and maintained at all times.

Macquarie has established whistleblower policies in accordance with the legislative requirements and best practice recommendations in each of the jurisdictions in which Macquarie operates. The policies aim to provide a working environment that enables employees to voice genuine concerns in relation to:

- a breach of relevant legislation;
- a breach of Macquarie's Goals and Values;
- financial malpractice or impropriety or fraud;
- failure to comply with legal obligations;
- danger to health and safety or the environment;
- criminal activity; and
- attempts to conceal any of the above.

Macquarie and Corporate Citizenship
Macquarie is directly involved in a number of business activities relevant to the environment including sustainability audits of Macquarie premises and purchasing of 'green' power, emissions trading, and investment in sustainable forestry, renewable energy and clean technology.

Macquarie invests continually in the development and training of its staff, including through a venture with a leading world educational institution. Macquarie also contributes to the communities in which it operates through the work of the Macquarie Group Foundation and by supporting staff in their philanthropic and volunteering endeavours.

Staff Dealing
Macquarie's Personal Dealing Policy identifies the principles by which Macquarie balances the personal investment interests of staff against Macquarie's responsibility to ensure that the personal dealing and investment activities in any financial product of its staff are conducted appropriately. A summary of Macquarie's trading policy is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie.
(ASX Recommendation 3.2 and 3.3)

The Policy applies to Voting Directors and all Macquarie staff (all full and part-time employees and contractors engaged for more than three months). It also applies generally to "associates" of staff, which includes persons or entities over whom a staff member has investment control (such as spouses, dependent children, self-managed super funds and private and family-controlled companies and trusts).

One of the key aspects of the Policy requires Voting Directors, staff and their associates to pre-clear their securities trading with Macquarie.

Voting Directors and staff may only trade in Macquarie securities and related derivatives during designated trading windows. These are typically of three to five weeks' duration and follow Macquarie's announcements of its interim and full year profits and after the AGM. However, in all cases Macquarie prohibits Voting Directors and staff from dealing in such investments while they possess material non-public price-sensitive information about Macquarie.

The Board has also agreed that Voting Directors generally should not sell MGL shares while the shares are subject to an on-market buy-back, and should not undertake short-term trading in any Macquarie-related securities and derivatives without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

All Voting Director's financing arrangements relating to their Macquarie securities must be managed in accordance with Macquarie's trading policy.

Executive Directors are also not permitted to undertake any action that is designed to limit their exposure to Macquarie shares which are subject to retention arrangements, or their unvested Macquarie options. Non-executive directors may also not enter into a transaction that operates to limit the economic risk of their Macquarie shareholding below their minimum shareholding requirement. Employees are not permitted to take net short positions in MGL shares or any Macquarie-managed funds.

Principle 4
Safeguard integrity in financial reporting

Financial Reporting
Macquarie's Board has the responsibility for the integrity of Macquarie's financial reporting. The Bank's Board has the responsibility for the integrity of the Bank's financial reporting. To assist the Boards in fulfilling their responsibility the processes discussed below have been adopted. The processes are aimed at providing assurance that the financial statements and related notes are complete, in accordance with applicable accounting standards and provide a true and fair view.

Financial Assurance
The **Board Audit and Compliance Committee (BACC)** is comprised of four Independent Directors. *(ASX Recommendation 4.1 and 4.2)* Details of each individual Voting Director's background are set out in Schedule 1 of the Directors' Report (see pages 116–118) in the Annual Report. Attendance at BACC meetings is set out in the Directors' Report on page 53.
(ASX Recommendation 4.4)

The main objective of the BACC is to assist the Boards of MGL and MBL in fulfilling their responsibility for overseeing the quality and integrity of the accounting, auditing, financial reporting and compliance practices of the Macquarie Group including:

- overseeing the compliance of the financial statements with legislative and other mandatory professional reporting requirements;
- making informed decisions regarding accounting and regulatory policies, practices and disclosures and reviewing the scope and results of Internal Audit reviews, and external audits;
- making informed decisions regarding compliance policies and reviewing the scope and results of compliance reviews;
- assessing the effectiveness of the Group's internal control and operational risk framework; and
- assessing the effectiveness of the Group's credit assurance function.

The responsibilities of the BACC are set out in its charter, which is posted on Macquarie's website.
(ASX Recommendation 4.3)

The BACC meets at least six times a year, with additional meetings as required. The Committee also meets privately with the following parties at least annually in separate sessions to discuss any matters that the Committee or the parties believe should be discussed privately with the Committee:

- Head of Internal Audit;
- Head of Risk Management Group (RMG);
- Head of RMG Compliance;
- Head of RMG Credit Assurance; and
- the external auditors.

The BACC makes a periodic, but at least biennial, evaluation of its performance and annually reviews the extent to which it has met the requirements of its charter.

The BACC has unlimited access to the Heads of RMG, RMG Credit Assurance, RMG Compliance, and Internal Audit, the external auditors, the Group's compliance officers and senior management of the Group. The Committee also has the power to institute and oversee special investigations including consultation with independent experts as needed.

Declaration by the Chief Executive Officer and Chief Financial Officer
The Chief Executive Officer and the Chief Financial Officer provide the Boards of Macquarie and the Bank with written confirmation that the financial reports present a true and fair view, in all material respects, of Macquarie's and the Bank's financial condition and operational results and are in accordance with relevant accounting standards.

Auditor Independence
The BACC is also responsible for overseeing the external audit of Macquarie and the Bank.

The policy on auditor independence applies to services supplied by the external auditor and their related firms to Macquarie, its related entities and the trusts and entities managed by Macquarie. A copy of Macquarie's external auditor policy statement is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 4.4)*

Under the policy the external audit engagement partner and review partner must be rotated every five years. Macquarie's lead audit engagement partner will rotate at the conclusion of the 2008 financial reporting period.

Principle 5
Make timely and balanced disclosure

Commitment to Shareholders and Informed Market
Macquarie believes that shareholders, regulators, ratings agencies and the investment community generally, should be informed of all major business events and risks that influence Macquarie in a factual, timely and widely available manner. Macquarie has a Continuous Disclosure Policy which is incorporated in the External Communications Policy. A summary of the External Communications Policy is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 5.1 and 5.2)*

It is Macquarie's policy that any price-sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings for MGL and MBL, will be:

- lodged with the ASX as soon as practical and before external disclosure elsewhere; and
- posted on Macquarie's website as soon as practical after lodgement with the ASX.

Principle 6
Respect the rights of shareholders

Communications (ASX Recommendation 6.1 and 6.2)
It is Macquarie's policy, as set out in the summary of the External Communications Policy referred to in Principle 5, that all external communications by Macquarie will:

- be factual and subject to internal vetting and authorisation before issue;
- not omit material information; and
- be timely and expressed in a clear and objective manner.

Macquarie's website, www.macquarie.com.au/shareholdercentre, contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a summary of key financial data. Investors may also register here to receive copies of significant announcements by email as soon as practical after they have been lodged with the ASX.

General Meetings
Macquarie encourages shareholders to participate in general meetings. Macquarie typically holds its AGM in July of each year. The Bank's AGM will typically be held on the same day, after the Macquarie AGM. Macquarie will choose a date, venue and time considered convenient to the greatest number of its shareholders. This year, Macquarie will hold its AGM in Melbourne for the first time to allow Victorian shareholders an opportunity to attend. Macquarie will also request its auditor to attend each AGM and be available to answer questions about the conduct of the audit, and the preparation and contents of the auditor's report.

Notices of Meeting will be accompanied by explanatory notes on the items of business and together they will seek to clearly and accurately explain the nature of business of the meeting. Full copies of Notices of Meeting will be placed on Macquarie's website at www.macquarie.com.au/au/about_macquarie.

Shareholders are encouraged to attend the meeting or, if unable to attend, to vote on the motions proposed by appointing a proxy. The proxy form included with a Notice of Meeting will seek to clearly explain how the proxy form is to be completed and submitted. Online proxy voting is also available to shareholders.

Unless specifically stated in a Notice of Meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions.

Holders of Macquarie Income Securities have the right to attend Macquarie Bank Limited AGMs, at which they have limited voting rights, as set out in the terms of their issue.

Macquarie will webcast the formal addresses at its AGM and any other Macquarie general meetings which may be held, for the benefit of those shareholders unable to be present in person.

Principle 7
Recognise and manage risk

Identifying Significant Business Risks
There are many risks in the markets in which Macquarie operates. A range of factors, some of which are beyond Macquarie's control, can influence performance. In many of its businesses, Macquarie constantly and deliberately assumes financial risk in a calculated and controlled manner. Macquarie has in place limits and a range of policies and procedures to monitor the risk in its activities, and these are periodically reviewed by the Board and the Board Risk Committee. *(ASX Recommendation 7.2)*

Further information regarding Macquarie's system of risk oversight and management is set out in the Risk Management Report on pages 38–51.
(ASX Recommendation 7.1 and 7.4)

Board Oversight
The Board established the Board Risk Committee, which is comprised of all Board members to focus appropriate attention on the risk management framework of Macquarie and the particular significance of risk to Macquarie's performance.

The Board Risk Committee Charter is found on Macquarie's website at www.macquarie.com.au.

Risk Management Framework
Macquarie's approach to risk management is described in some detail in the Risk Management Report. The risk management framework, including policies, limits and procedures, continues to apply across the Macquarie Group following the Restructure whereby Macquarie Group Limited has become the ultimate parent of the Macquarie Group. *(ASX Recommendation 7.2)*

In brief, the principles followed by Macquarie in risk management are:

- Independence – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie, reporting directly to the Managing Director and the Board. RMG authority is required for material risk acceptance decisions;
- Centralised Prudential Management – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas;
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;

- Continuous assessment – RMG continually reviews risks to account for changes in market circumstances and Macquarie's operating areas; and
- Frequent monitoring – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support Divisions.

Chief Executive Officer and Chief Financial Officer Declaration
The Chief Executive Officer and the Chief Financial Officer provide the Board with written confirmation that:

- their statement given to the Board on the integrity of Macquarie's and the Bank's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- Macquarie's risk management and internal compliance and control system is operating effectively in all material respects in relation to financial reporting risks.

Macquarie's senior management has reported to the Board on the effectiveness of the management of material business risks faced by the Groups for the year ended 31 March 2008. *(ASX Recommendation 7.2 and 7.4)* The Board has also received the Chief Executive Officer and the Chief Financial Officer declaration described above for this financial year.
(ASX Recommendation 7.3 and 7.4)

Principle 8
Remunerate fairly and responsibly

Macquarie's Remuneration Committee
Board oversight of remuneration and the role of the Board Remuneration Committee is described in the Directors' Report (see pages 85 to 87) in Macquarie's 2008 Annual Report. The composition of the Board Remuneration Committee (shown in the table on page 31) consists of a majority of Independent Directors and is chaired by an Independent Director. Committee member's attendance at Committee meetings is included in the Directors' Report (see page 53).
(ASX Recommendation 8.1 and 8.3)

A copy of the Committee's charter is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 8.3)*

Executive Director and Senior Executive Remuneration
Macquarie's remuneration policies and practices in relation to Executive Voting Directors and senior executives are as disclosed in Macquarie's Remuneration Report (see pages 56 to 110), contained in the 2008 Annual Report. Macquarie considers that disclosure of the structure and objectives of the remuneration policies, and their relationship to Macquarie's performance, allows investors to understand the costs and benefits of those policies and the link between remuneration paid to Executive Voting Directors and key executives and corporate performance. Details of the nature and amount of remuneration (including non-monetary components such as options) paid to each Executive Voting Director and the members of the Executive Committee within Macquarie are set out in the Remuneration Report.
(ASX Recommendation 8.2)

Macquarie's trading policy prohibits Executive Directors, who are the most senior executives of the Macquarie Group, from entering into a transaction that is designed or intended to hedge their exposure to a Macquarie Group share that is subject to retention arrangements, an unvested Macquarie option, or both. A summary of Macquarie's trading policy is available on Macquarie's website at www.macquarie.com.au/au/about_macquarie. *(ASX Recommendation 8.3)*

Non-Executive Director Remuneration
The remuneration policy for Macquarie's NEDs and the amount of remuneration paid to NEDs is discussed in detail in the Remuneration Report. NEDs are not granted options nor receive bonus payments. There are no termination payments to NEDs on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration.
(ASX Recommendation 8.2 and 8.3)

Corporate Governance in Macquarie Managed Funds

Macquarie's expertise in managing fund assets and sourcing new value-adding opportunities is a key attraction for investors in Macquarie managed funds. Macquarie recognises that unitholders have entrusted their investments to us because of the Macquarie association and management. The Macquarie managed funds governance standards provide an alignment of interests between the manager and investors in the funds and adopt an appropriate governance framework to ensure protection of security holders' interests.

Macquarie's key expectations for Macquarie-managed Funds ("Funds") are that:

- funds management activity is conducted in accordance with Macquarie's high standards and industry best practice, with reference to community expectations and Macquarie's Goals and Values;
- market, credit, liquidity, operational, legal and regulatory risks arising in relation to Funds are managed and monitored within an appropriate risk management framework;
- each Fund is managed within an appropriate corporate governance framework so as to ensure that investment and other key decisions are made in accordance with the Fund's mandate and taken with appropriate regard to the interests of the investors as a whole;
- new Funds are subject to a robust internal approval process that requires independent review and sign-off of key aspects of the Fund structure.

The key elements of Macquarie's corporate governance framework for Funds are as follows:

- conflicts of interest arising between a Fund and its related parties should be managed appropriately and, in particular:
  - related party transactions should be identified clearly and conducted on arms' length terms;
  - related party transactions should be tested by reference to whether they meet market standards; and
  - decisions about transactions between listed Funds and Macquarie or its affiliates should be made by parties independent of Macquarie;
- a majority of independent directors should be appointed to the boards of responsible entities of listed Funds. For these purposes, the definition of independence is consistent with the definition applied by Macquarie;
- funds management businesses should be resourced appropriately. In particular:
  - staff involved in managing a Fund should be dedicated to the relevant funds management business, rather than to advisory or other activities;
  - all recommendations to Fund boards (and supporting information) should be prepared or reviewed by funds management staff;
  - each listed Fund that invests in operating assets or businesses should have its own managing director or chief executive officer; and
  - Chinese Walls operate to separate Macquarie's corporate finance, advisory and equity capital markets business from its funds management businesses.

The Macquarie Board (or the Bank Board if appropriate) exercises oversight of the funds management activities of the Macquarie Group through the following:

- requiring all funds management subsidiaries to adopt and maintain a risk management framework and principles similar to that employed by Macquarie;
- requiring Board approval for all new Funds that:
  - are listed or to be listed within 12 months of their establishment;
  - exceed specified monetary thresholds in size;
  - invest in operating businesses or assets in certain specified industries; and
- receiving and reviewing appropriate information from the funds management subsidiaries relating to their operations.

While Macquarie exercises general oversight of its funds management subsidiaries as set out above, decision-making relating to transactions by Funds are made by the directors of the responsible entities of, and companies within, the Funds. Where a Fund acquires an interest in another company, the board of the underlying company is responsible for decisions relating to that company's business and operations.

Risk is an integral part of the Macquarie Group's businesses. Management of that risk is therefore critical to Macquarie's continuing profitability. Strong independent prudential management has been a key to the Group's success over many years. Where risk is assumed, it is within a calculated and controlled framework.

Risk is owned at the business level with business heads responsible for identifying risks within their businesses and ensuring that they are managed appropriately. The aim is to give business heads a high level of entrepreneurial freedom to develop and implement business unit strategy, new products and services, new market initiatives and domestic and international alliances. However, boundaries exist in relation to credit, market, operational, regulatory and reputation risks. These areas have implications outside the businesses and are tightly controlled by the Risk Management Group (RMG). This is referred to as the "Freedom within Boundaries" philosophy.

RMG exercises centralised prudential management and ensures risks are assessed consistently from a Macquarie-wide perspective. RMG is mandated with identifying, quantifying and assessing all risks and setting appropriate prudential limits. RMG's authority is required for all material risk acceptance decisions.

The Head of RMG is a member of the Group's Executive Committee and reports directly to the Managing Director of the Group and the Board.

Risk Governance Structure

Risk management is sponsored by the Board, and is a top priority for senior managers, starting with the CEO.

The Board oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of the Group.

There are 3 board committees that assist the Board in ensuring the appropriate focus is placed on the risk management framework.

- The **Board Risk Committee** ("BRC") has responsibility for ensuring an appropriate risk management framework – including the establishment of policies for the control of risk – is in place. The BRC receives information on the risk profile of Macquarie, breaches of the policy framework and external developments which may have some impact on the effectiveness of the risk management framework. It also approves significant changes to Risk Management policies and Framework.
- The **Board Audit and Compliance Committee** has responsibility for monitoring compliance with the risk management framework approved by the BRC for operational risk and compliance matters. In this role, the Board Audit and Compliance Committee oversees plans for the undertakings of the Internal Audit, Compliance and Credit Assurance functions.
- The **Board Corporate Governance Committee** has responsibility for any ethical and governance matters.

Committees exist at the executive management level to ensure the necessary elements of expertise are focused on specific risk areas. **Executive Committees** operate at both the Bank and the Group level and focus on strategic issues, operational issues and review the performance of the Group on a monthly basis. Beneath this level, other committees exist where senior specialists focus on specific risks as appropriate (e.g. Market Risk Committee, Asset and Liability Committee).

Risk Management Framework

The risk management framework is based on the following 5 principles:

- **Independence** – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie, reporting directly to the Managing Director and the Board. RMG authority is required for material risk acceptance decisions;
- **Centralised Prudential Management** – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas;
- **Approval of all new business activities** – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;
- **Continuous assessment** – RMG continually reviews risks to account for changes in market circumstances and Macquarie's operating areas; and
- **Frequent monitoring** – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support divisions.

RMG structure and resourcing

RMG is structured into specialised teams who deal with specific risks. The Divisional split of RMG is detailed below.



RMG
Board Audit & Compliance Committee
RMG Credit
- Credit Risk
- Country Risk
- Equity Risk Investments
- Data Policy
RMG Prudential Capital & Markets
- Market Risk
- Liquidity Risk
- Economic Capital
- Banking Regulation
RMG Quantitative Applications Division
- Independent model review
RMG Operational Risk
- Operational Risk
RMG Compliance
- Regulatory Risk
- Reputation Risk
RMG Internal Audit
- Independent assessment of design and effectiveness of control framework

Effective risk management is not only a function of disciplined processes but also of imaginative analysis by talented individuals. RMG attracts high calibre candidates. RMG recruits experienced individuals from within Macquarie and is a source of talent for Macquarie's business units when recruiting.

Growth in RMG has been consistent with overall Macquarie Group growth over the past few years. Over the last year, RMG has grown 22 per cent to 331 full-time equivalent staff whilst headcount Macquarie wide increased 24 per cent.

Headcount of RMG



RMG ■
% RMG v MGL Staff
Number of staff
350
300
250
200
150
100
50
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005
2005/2006
2006/2007
2007/2008

As Macquarie's international offices have expanded, so have RMG staff levels based outside Australia. 36 per cent of total RMG staff (as at March 2008) were based internationally to ensure that the risks are managed and growth occurs in a controlled manner. Macquarie's international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up or undertake new activities, RMG analyses the proposed activities, infrastructure, resourcing and procedures to ensure appropriate risk management controls are in place. RMG staff monitor and routinely visit international offices to ensure compliance with prudential controls.

Consistent with the concept of business units owning risk, certain day to day operations are more appropriately discharged and embedded within the business units. The majority of operational risk and compliance functions are discharged within the business units. Divisional compliance staff ensure that day to day legal and compliance obligations are discharged at the business level whilst Business Operational Risk Managers (BORMs) are appointed by the Group Heads to be their representative on operational risk management matters, and act as their delegate in ensuring that operational risk is addressed appropriately within their business units. As at the end of March 2008, there were approximately 450 staff performing such functions within the business units. RMG provides a risk oversight role in relation to these staff members ensuring appropriate standards are adhered to. These divisional staff members have functional reporting lines to the relevant RMG divisional head.

New Business

The level of innovation across Macquarie tends to be high. Therefore, it is important that all elements of the new business initiatives are well understood (particularly in terms of new risks which they involve) before commencement.

All new business initiatives must be signed off by RMG prior to commencement. The new business approval process is a formal process whereby all relevant risks (e.g. market, credit, legal, compliance, taxation, accounting, operational and systems issues) are reviewed, to ensure that the transaction or operation can be handled properly and will not create unknown or unwanted risks for Macquarie in the future. The approval of RMG, the Finance Division, the Taxation Division and other stakeholders within Macquarie are obtained prior to commencement.

The Operational Risk function within RMG oversees the process and ensures the necessary approvals are obtained.

Risk Management and Monitoring

The risk management framework incorporates active management and monitoring of market, credit, equity, liquidity, operational, compliance, legal and regulatory risks. It is designed to ensure policies and procedures are in place to manage the risks arising within each business unit. Application varies in detail from one part of the Group to another, however, the same risk management framework applies across all business activities without exception.

Equity Risk

Risks arise on non-trading equity-like exposures, including:

- holdings in specialised funds managed by Macquarie Capital
- principal exposures taken by Macquarie Capital, including direct investments in entities external to Macquarie and seed assets for funds
- property equity, including property trusts and direct property investments
- other equity, including lease residuals and investments in resource companies.

Equity Risk Limit

All of the above positions are subject to an aggregate Equity Risk Limit (ERL). The ERL is set by the Board with reference to the Risk Appetite Test which is described further in the Economic Capital section. In setting the limit, consideration is also given to the level of earnings, capital and market conditions. The limit is reviewed on a semi-annual basis by RMG and the results of the review are reported to Executive Committee and the Board.

Concentrations within the equity portfolio are managed by a number of additional limits approved by the Executive Committee and/or the Board. These include limits on:

- property equity investments
- investments in the resources sector
- lease residuals (by type of leased asset)
- acquisition of seed assets by Macquarie Capital.

Transaction Review and Approval Process

The business unit executing the transaction is responsible for due diligence and risk analysis of each equity investment. For material deals, RMG undertakes a shadow due diligence and a comprehensive analysis of all risks and potential losses associated with the acquisition such as:

- market and credit risks
- regulatory, capital, liquidity and compliance requirements
- business, operational and reputation risks.

All material equity risk positions are subject to approval by RMG and by the Managing Director, Executive Committee and the Board, depending on the size and nature of the risk. RMG ensures that the transaction is correctly represented to the relevant approvers.

Credit Risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. In that situation, the credit exposure is a function of the movement of prices over the period of the contract.

Macquarie has a comprehensive and robust framework for the identification, analysis and monitoring of its credit risk exposure. This framework is maintained by the Credit team in RMG to ensure that all credit risks arising within each business are identified and analysed.

Key aspects of this framework include:

Analysis and Approval of Exposures

MGL and MBL Boards are responsible for establishing the framework for approving credit exposures. The Boards delegate discretions to approve credit exposure to designated individuals within the Group whose capacity to exercise authority prudently has been adequately assessed.

Business units are assigned modest levels of credit discretions. Credit exposures above those levels are assessed independently by RMG and approved by senior Group and RMG staff, the Managing Director and the Boards as required.

Macquarie enforces a strict "no limit, no dealing" rule; all proposed transactions are analysed and approved by designated individuals before they can proceed.

All credit exposures are subject to annual review.

Independent Analysis

Specialist credit teams in RMG (e.g. geologists and engineers for Mining and Metals) provide independent analysis of credit risk exposure. The teams work closely with the business units to identify the risks inherent in Macquarie's businesses, and apply analysis appropriate to the level and nature of risks.

Macquarie has an independent Credit Assurance Function within RMG to provide assurance over the effectiveness of credit risk management throughout Macquarie. The role of the Credit Assurance Function is to liaise closely with all business units to ensure credit risks are understood and properly managed and that credit discretions are being utilised appropriately.

Macquarie Group Ratings

Macquarie has established a proprietary internal credit rating framework to assess counterparty credit risk. Macquarie Group (MG) ratings are used to estimate the likelihood of the rated entity defaulting on financial obligations. The MG ratings system ensures a consistent assessment of borrower and transaction characteristics across the Group and provides the mechanism for meaningful differentiation of credit risk. External ratings from rating agencies are used as supplementary analysis.

All limits and exposures are allocated a Macquarie Group (MG) rating on a 1–13 scale which broadly correspond with S&P credit ratings. Each MG rating is assigned a Probability of Default (PD) estimate. Credit limits and exposures are also allocated a Loss Given Default (LGD) ratio reflecting the estimated economic loss in the event of default occurring.

Measuring and Monitoring Exposures

Credit exposures are evaluated at either their full face value (e.g. loans) or their assessed credit exposure (e.g. derivatives).

Credit exposures for derivatives are a function of market movements and are assessed by assuming that low probability (i.e. worst case) stressed market movements occur and that Macquarie has to go to the market to replace a defaulting deal at the worst possible time during the term of the transaction. The level of stress that is applied to individual markets is reviewed and approved by RMG at least every two years or when volatility or market conditions dictate.

Where trading gives rise to settlement risk, this risk is assessed at full face value of the settlement amount.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, Macquarie makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees and letters of credit) where appropriate.

On and off-balance sheet exposures are considered together and treated identically for approval, monitoring and reporting purposes.

A review of the Credit Portfolio analysing credit concentrations by counterparty, country, risk type, industry and credit quality is carried out and reported to Macquarie's Executive Committee quarterly and Boards semi annually.

Macquarie's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

Loan Impairment Review

All loan assets are subject to recurring review and assessment for possible impairment. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where specific impairment is identified. The rest of the loans are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

Country Risk

Policies are in place to assist in the management of Macquarie's country risk. Countries are grouped into categories based on the country's risk profile. Before any exposure is taken in a country which is considered to be higher risk, a full review of the economic, political and operating environment is undertaken to determine the level of exposure that is considered to be acceptable.

Ratio of provisions and impaired assets to loans, advances and leases
Collective provision to loans, advances and leases (Balance sheet) ■
Net credit losses to loans, advances and leases (Income statement) ■
Net impaired assets to loans, advances and leases (Balance sheet) ■
%



1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Note: Loans assets excludes securitised mortgages, securitised Macquarie Capital loans/leases and segregated futures funds. Net impaired assets and net credit losses includes loan assets, derivatives, trading and other assets, but excludes investment securities. Please refer to note 13 of the Financial Report for further information on impaired assets.

Operational Risk

Macquarie defines Operational Risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Macquarie has established procedures and controls to manage market, credit, reputation and strategic risks. The potential for failure or inadequacy in these procedures and controls would be classified as an operational risk. Operational Risk failures could lead to reputation damage, financial loss or regulatory consequences.

RMG is responsible for ensuring an appropriate framework exists to identify, assess and manage operational risk, and that resources are available to support it. It is also responsible for Macquarie's operational risk capital measurement methodology.

In general, change in Macquarie's operational risk profile is the net result of greater innovation and growth and this is offset by constant gradual adaptation and matching of the control environment to the new risks.

Operational Risk Management Framework

Macquarie's Operational Risk Management Framework "ORMF" is designed to identify, assess and manage operational risks within the organisation. The key objectives of the framework are as follows:

- risk identification, analysis and acceptance;
- execution and monitoring of risk management practices; and
- reporting and escalation of risk information on a routine and exception basis.

Businesses carry out elements of the ORMF in a manner that is tailored to their specific operational risk profile. However, to ensure consistency and minimum standards the framework includes the following mandatory elements:

- a robust change management process to ensure operational risks in new activities or products are identified, addressed and managed prior to implementation;
- a semi annual operational risk self assessment (ORSA) process to identify operational risks at the business level, assess controls and develop action plans to address deficiencies;
- recording of operational risk incidents into a centralised reporting system. Incidents are analysed to identify trends and establish lessons learnt on the effectiveness of controls;
- allocation of operational risk capital to all Macquarie businesses as a tool to further encourage positive behaviour in Macquarie's day to day management of operational risk;
- Macquarie-wide policies which require a consistent approach and minimum standards on specific operational risk matters; and
- embedded operational risk representatives in business units who act as delegates of the business manager. They ensure operational risks are addressed appropriately and that the ORMF is executed within their area.

Macquarie's Operational Risk Capital Framework

Macquarie's framework for operational risk capital has two main elements:

- an annual scenario approach for modelling operational risk losses and to determine operational risk capital; and
- a quarterly scorecard analysis which is used to update operational risk capital between scenario analyses and as a basis for updating the allocation of capital to businesses.

Operational risk scenarios identify keys risks that, while very low in probability, may result in very high impact losses. In identifying the potential for such losses consideration is given to individual statistical distribution for each scenario, external loss data, internal loss data, risk and control factors determined by the operational risk self assessments, and the contribution of expert opinion from businesses. Results are then modelled to determine the operational risk component of regulatory capital required to be held by Macquarie at the 99.9th percentile level. Monte Carlo techniques are used to aggregate these individual distributions to determine a group-wide operational risk loss distribution.

Over time new business activity, business growth, and significant change in activity are reflected in:

- new or increased loss scenarios and/or;
- an increased loss probability.

Macquarie allocates capital to individual businesses. The capital allocation effectively rewards positive risk behaviour, and penalises increased risks. This is done using scorecards which measure changes in a number of key factors such as the size and complexity of the business, risk and control assessments, incident and exception management and governance. Quantitative statistics on detailed metrics are applied to predefined weightings and formulas to calculate a quarterly percentage change in that business's capital charge.

The quarterly change in the sum of divisional capital is also used as an estimate to update the group level capital requirement between annual assessments.

Market Risk
Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility. Macquarie is exposed to the following risks in each of the major markets in which it trades:

- **foreign exchange**: changes in spot and forward exchange rates and the volatility of exchange rates;
- **interest rates**: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- **equities**: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- **commodities**: changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products;

and to the correlation of market prices and rates within and across markets.

It is recognised that all trading activities contain calculated elements of risk taking. The Group is prepared to accept such risks provided they are independently and correctly identified, calculated and monitored by RMG, and reported to senior management on a daily basis.

Trading Market Risk
RMG monitors positions within Macquarie according to a limit structure which sets limits for all exposures in all markets. Limits are for both individual trading desks and divisions as well as in aggregate, so that the risk profile approved for each business remains within Macquarie's aggregate level of risk. Limits are approved by members of management with appropriate authority for the size and nature of the risk, and remain the ultimate responsibility of the business. Macquarie adheres to a "No Limits, No Trading" policy. If a product or position has not been authorised by RMG, that product or position cannot be traded. Material breaches of the approved limit structure, for both businesses and in aggregate, are communicated monthly to the Boards.

RMG sets three complementary limit structures:

- **Contingent Loss Limits**: a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. Worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives;
- **Position Limits**: volume, maturity and open position limits are set on a large number of market instruments and securities in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions;
- **Value at Risk (VaR) Limits**: statistical measure that determines the potential loss in trading value at both a business and aggregate level.

The risk of loss from incorrect or inappropriate pricing and hedging models is mitigated by the requirement for all new pricing models to be independently tested by the specialist Quantitative Applications Division within RMG.

Aggregate Measures of Market Risk
Aggregate market risk is constrained by two risk measures, Value at Risk (VaR) and the Macro-Economic-Linkages (MEL) scenario. The VaR model predicts the maximum likely loss in Macquarie's trading portfolio due to adverse movements in global markets over holding periods of one and ten days. The MEL scenario captures simultaneous, worst case contingent loss movements across all major markets. Whereas MEL focuses on extremely large price movements which are considered worst case, VaR focuses on unexceptional price movements so that it does not account for losses that could occur beyond the 99 per cent level of confidence.

Macro-Economic-Linkages (MEL)
MEL calculates Macquarie's total market risk exposure to simultaneous stresses across global markets. MEL utilises the contingent loss limit structure to model several scenarios extrapolated from historical crisis events and global market correlations. Each scenario includes a primary shock to either equity, foreign exchange or interest rate markets as well as cross-market effects in corporate margins, metals and commodities. MEL is Macquarie's preferred internal measure of aggregate market risk because of the severity of the shocks applied and the ability for scenarios to develop with changing market dynamics. MEL is monitored and reported to senior management daily and regularly reviewed by RMG to ensure the measure remains appropriate for changing market conditions and the risks to which Macquarie is exposed.

The period beginning July 2007 has been characterised by large market disruptions. Credit market turbulence was accompanied by significant volatility and diminished liquidity in foreign exchange, equity, precious metal and energy markets. The MEL approach described above already emphasised the cross-market effects of major market movements. In response to the recent market conditions RMG has expanded the scenarios to include a "Market Contagion" scenario.

The "Market Contagion" scenario considers the impact of a stock market crash, with simultaneous effects in global foreign exchange, interest rates and corporate margins. Downward shocks of up to 30 per cent are applied to equity markets and hedge fund values, foreign exchange and precious metals are moved by 5 per cent, interest rates are shifted by up to 200 basis points, corporate margins are shocked by 50 to 500 basis points and energy, agricultural commodities and base metals are shocked by up to 20 per cent. With associated moves in implied volatilities and correlations, the "Market Contagion" scenario accounts for all the significant markets to which Macquarie is exposed. The assumptions in this scenario are considerably more severe than the conditions that have prevailed in the recent period of market volatility. Although the new 'Market Contagion' scenario is very conservative, exposure to the MEL scenarios remained only a small percentage of the Group's capital throughout the financial year.

Value at Risk (VaR)
VaR provides a statistically based summary of overall market risk in the Group. The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths for approximately 1000 benchmarks, based on three to ten years of historical data. Each benchmark represents an asset at a specific maturity, for example one year crude oil futures or spot gold. The benchmarks provide a high level of granularity in assessing risk, covering a range of points on yield curves and forward price curves, and distinguishing between similar but distinct assets; for example crude oil as opposed to heating oil, or energy products traded at different locations. Exposures to individual equities within a national market are captured by specific risk modelling incorporated into the VaR model. The benchmarks are correlated based on the same historical data.

The integrity of the VaR model is tested against daily profit or loss and reported to APRA quarterly. At the group level, the one day loss has never exceeded the one day VaR result.

Over a long period of time, market risk, as measured by VaR, has been modest in comparison to capital and earnings. VaR increased during the current financial year, reflecting a general increase in the range of activity and the volume of trading undertaken by all businesses. In particular, business activity has expanded internationally, as Macquarie entered new energy markets throughout North America and capitalised on equity market conditions in Asia. However, VaR as a percentage of shareholder funds has been stable over recent years. The graph below shows the daily VaR and the six month average VaR as a percentage of the six month average shareholder funds.

Although VaR remains concentrated in the equities market, the past year has seen an increase in Macquarie's exposure to the commodities sector. In addition to new energy businesses, there was increased trading in oil, freight and agricultural commodities as trading businesses capitalised on market conditions and serviced large client trades. Trading in debt and structured securities has historically not been a large business for Macquarie and this continued in the past year. The reported VaR is also affected by changes in market volatility and correlations, and by ongoing enhancements to the VaR model.

Aggregate Value-at-Risk

Value-at-Risk to shareholder funds %

— Value-at-Risk (1-day 99%)


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
30
24
18
12
6
0
Sep 04
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
Sep 07
Mar 08

Value-at-Risk (VaR) figures for year ended 31 March

	2008 Average $m	2008 Maximum $m	2008 Minimum $m	2007 Average $m	2007 Maximum $m	2007 Minimum $m
Equities	7. 45	15. 30	4. 37	7. 91	13. 67	3. 39
Interest rates	3. 22	5. 51	2. 12	2. 13	3. 33	1. 26
Foreign exchange and bullion	3. 15	7. 77	1. 25	2. 19	4. 72	1. 39
Commodities	10. 80	17. 70	3. 73	3. 50	8. 00	1. 43
Aggregate	13. 55	19. 54	8. 69	8. 44	15. 22	2. 18

Trading Revenue
The effectiveness of Macquarie's risk management methodology can be measured by the Group's daily trading results. Particularly during periods of highly volatile market activity, as witnessed from August 2007 onwards; the small quantity and magnitude of daily losses incurred by Macquarie is indicative both of an effective risk management framework and business operations. Macquarie derives the majority of its trading revenue from servicing customer deal flow rather than proprietary position taking. The focus on customer flow has shown consistent profits and low volatility in trading results whilst allowing growth in those markets where significant gains can be realised. This is evident in the histogram below which shows that Macquarie made profit on 228 out of the 257 trading days.

Non-Trading Market Risk
Macquarie also has exposure to non-traded interest rate risk, generated by banking products such as loans and deposits. Interest rate exposures, where possible, are transferred into the trading books of Group Treasury and managed under market risk limits. However, some residual interest rate risks remain in the banking book due to factors outside the interest rate market, or due to timing differences in accumulating exposures large enough to hedge. These residual risks in the banking book are not material but are nevertheless monitored and controlled by RMG and reported to senior management regularly.

Daily trading profit and loss
Number of days


50
40
30
20
10
0
<-12.5
<-10
<-7.5
<-5
<-2.5
<0
>0
>2.5
>5
>7.5
>10
>12.5
>15
>17.5
>20
>22.5
>25
>27.5
A$ million

Economic Capital
Macquarie has developed an economic capital model that is used to quantify the Group's aggregate level of risk. The economic capital framework complements the management of specific risk types such as equity, credit, market and operational risk by providing an aggregate view of the risk profile of the Group.

The economic capital model is used to support business decision-making, and has three main applications:

- capital adequacy assessment
- risk appetite setting
- risk-adjusted performance measurement.

Capital Adequacy Assessment
Macquarie assesses capital adequacy for both MGL – the Group overall – and MBL – the Banking Group. In each case, capital adequacy is assessed on a regulatory basis and on an economic basis, with capital requirements assessed as follows:

	Economic	Regulatory
MBL	Internal model, covering just exposures of the Banking Group	Capital to cover risk-weighted assets and regulatory deductions, according to APRA's banking prudential standards
MGL	Internal model, covering all exposures of the Group	Bank regulatory capital requirement as above plus economic capital requirement of the Non-Banking entities.

Economic capital adequacy means an internal assessment of capital adequacy, designed to ensure Macquarie has sufficient capital to absorb all but the most extreme losses, thereby providing creditors with the required degree of protection.

Potential losses are quantified using the Economic Capital Adequacy Model (ECAM). These potential losses are compared to the capital resources available to absorb loss, consisting of book equity and eligible hybrid equity. Earnings are also available to absorb losses, however only a fraction of potential earnings is recognised as a buffer against losses.

The ECAM quantifies the following types of risk:

- equity risk
- credit risk
- operational risk
- traded market risk
- non-traded market risk (i.e. interest rate risk in the banking book)
- liquidity risk.

It also measures the risk of decline in value of assets held as part of business operations, e.g. fixed assets, goodwill, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures.

The overall *regulatory* capital requirement of the non banking entities within the Macquarie Group agreed with APRA, is determined by the ECAM, as noted in the table to the left. The regulatory capital adequacy of MGL as at March 2008 is set out below.

Macquarie Group Limited – Regulatory capital position
31 March 2008
Banking Group ■ Non-Banking Group ■
$ billion



Minimum capital requirement
Buffer for volatility
Growth and strategic flexibility
Regulatory capital position
0
1
2
3
4
5
6
7
8
9
10

MGL is currently well capitalised – a substantial regulatory capital surplus exists. An element of this surplus is set aside as a buffer against volatility in the drivers of capital adequacy – for example volatility in foreign exchange rates may alter the capital requirement by changing the Australian Dollar value of assets. The remaining surplus is available to support growth and provide strategic flexibility. Capital raisings in 2006 and 2007, significant retained earnings and the contributions of dividend reinvestment plans and other schemes have contributed to the strong capital position.

The Tier 1 and total capital ratios for the Banking Group as at 31 March 2008 were 12.4 per cent and 17.7 per cent respectively.

The capital adequacy results are reported to Board and senior management on a regular basis, together with projections of capital adequacy under a range of scenarios.

Risk Appetite Setting

Macquarie's risk appetite is expressed through the risk limit framework. This consists of the specific risk limits given to various businesses and products or industry sectors and also a Global Risk Limit which constrains the aggregate level of risk. The Global Risk Limit is set to protect earnings and ensure we emerge from a downturn with sufficient capital to operate.

Aggregate risk is broken down into two categories:

- *Business risk*, meaning decline in earnings through deterioration in volumes and margins due to market conditions; and
- *Potential losses*, meaning potential credit losses, write-downs of equity investments, operational risk losses and losses on trading positions.

Potential losses are quantified using a version of the economic capital model.

Business risk is captured via a group-wide scenario analysis process that produces an assessment of earnings capacity in a severe downturn scenario.

Aggregate risk is compared to the anticipated level of earnings plus surplus regulatory capital in the Risk Appetite Test.

A principal use of the risk appetite test is in setting the *Equity Risk Limit (ERL)*. This limit constrains Macquarie's aggregate level of risk arising from principal equity positions, managed fund holdings, property equity investments, lease residuals and other equity investments. Any increases in the ERL are sized to ensure that even under full utilisation of this limit, and allowing for growth in other risk types, the requirements of the Risk Appetite Test will be met.

Risk-adjusted Performance Measurement

At Macquarie, proposals for all significant new deals, products and businesses must contain an analysis of risk-adjusted returns, using methodology set out by RMG. These returns are considered together with other relevant factors by Executive Committee and Board in assessing these proposals and thus are one element of discipline in the risk acceptance process.

Risk-adjusted performance metrics for each business unit are prepared on a regular basis and distributed to Operations Review Committee and the Board as well as to business units. Risk-adjusted performance metrics for each business unit are a significant input into performance based remuneration.

Liquidity Risk

Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due, which could arise due to mismatches in cash flows. Macquarie's liquidity risk management framework ensures that both MBL and MGL are able to meet their funding requirements as they fall due under a range of market conditions. The primary liquidity objective is to fund in a way that will facilitate growth (and income) in core businesses under a wide range of market conditions.

The Group Asset and Liability Committee (ALCO) assists the Executive Committees with oversight of asset and liability management (including liquidity risk management). The Group's liquidity policies are approved by Board after endorsement by ALCO and the Executive Committee.

Funding and liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee (ALCO). Group Treasury manage liquidity on a daily basis and provides regular reports to ALCO, the Executive Committees and Boards.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity Management

The Group is primarily funded through two entities – MBL and MGL:

- MGL provides funding to the Non-Banking Group and limited funding to some MBL Group Subsidiaries. Any funding provided by MGL to the MBL Group is subject to internal limits and is transacted on commercial terms.
- MBL provides funding to the MBL Group and as part of the restructure provided a bridge loan to MGL.

The high level funding relationships in the Group are shown below:



Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Bridging loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Macquarie Group Limited ("MGL")

The MGL liquidity policy outlines the requirements for the entire Group excluding Macquarie Bank Limited (see below for details). The policy requires MGL to meet all of its repayment obligations for the next twelve months with no access to wholesale funding markets.

Reflecting the longer term nature of the asset profile, MGL is funded with a mixture of capital and long term wholesale funding. The funding profile allows MGL to meet all repayment obligations for 12 months with no access to funding markets.

Macquarie Bank Limited ("MBL")

The MBL liquidity policy outlines the liquidity requirements for Macquarie Bank only. The policy requires that core assets and liquidity buffers are funded with deposits and core borrowings. Specified percentages of borrowings must have maturities beyond six and twelve months and a limit is set on the maximum percentage of borrowings maturing within the next three months and in any given month.

The Bank models liquidity scenarios over a twelve month timeframe displaying various degrees of constrained capital markets access. The objective of this modelling is to determine MBL's capacity for asset growth whilst meeting all repayment obligations over the next twelve months. The modelling includes twelve month liquidity scenarios significantly more drastic than the conditions that have prevailed since August 2007.

Group Treasury maintains portfolios of highly liquid assets in both MBL and MGL to ensure adequate funding is available under all conditions. These liquid assets are held to cover both known and contingent sources of funding outflows. The assets are predominantly held in the most liquid asset classes – short dated interbank deposits and stock eligible for repurchase with Central Banks.

Group Treasury and RMG undertake regular reviews of the liquidity characteristics of the Group's balance sheet. This provides an understanding of the liquidity characteristics of assets and liabilities against a backdrop of changing market conditions. The analysis ensures that the balance sheet is able to be appropriately funded and the liquidity ramifications of market moves are clearly understood.

In response to the current funding market disruption, the Group has increased its level of liquid asset holdings to $18.3 billion as at 31 March 2008 (31 March 2007: $6 billion). In addition to the liquid asset holdings, MBL has other trading assets, many of which are liquefiable at short notice.

As at 31 March 2008, Macquarie's credit ratings were as follows:

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term	**Long-term**	**Outlook**	**Short-term**	**Long-term**	**Outlook**
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Service	P-1	A2	Stable	P-1	A1	Positive
Standard & Poor's	A-2	A-	Stable	A-1	A	Stable

Legal & Compliance Risk

Macquarie actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations and the inappropriate documentation of contractual relationships.

Each of the Group's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. RMG assesses compliance risk from a Group-wide perspective and works closely with legal, compliance and prudential teams throughout Macquarie to ensure compliance risks are identified and appropriate standards are applied consistently to manage these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

RMG performs an oversight role to the divisional compliance staff to ensure appropriate standards are adhered to.

Reputational Risk
All activities have elements of reputation risk embedded. Managing reputation risk is an essential role of senior management as it has the potential to impact earnings and access to capital. Macquarie seeks to manage and minimise reputation risk through its corporate governance structure and risk management framework.

Macquarie operates under a strong corporate governance structure consistent with the regulatory requirements of various regulators including ASIC and APRA. Goals and Values incorporating a clear code of ethics are communicated to all staff and Integrity Officers are in place to deal with potential issues of integrity.

Business units take ownership of risk, including reputation risk. In addition, a robust, independent risk management framework incorporates active management and monitoring of risks arising within the Group. The implementation of this framework by RMG is a major mitigant to reputation risk.

The various policies, procedures and practices in place aim to minimise reputation risk and regular reporting to the Executive Committees and Boards includes detail on reputational risk issues as appropriate.

The direct losses arising from reputational risk (such as loss of mandates and regulatory fines) are taken into account in the operational risk capital model.

Internal Audit
Internal Audit provides independent assurance to senior management and the Board on the adequacy and effectiveness of Macquarie's financial and risk management framework. Internal Audit forms an independent and objective assessment as to whether risks have been adequately identified, adequate internal controls are in place to manage those risks and those controls are working effectively. Internal Audit is independent of business management and of the activities it reviews. The Head of Internal Audit is jointly accountable to the Board Audit and Compliance Committee (BACC) and the Head of RMG and has free access at all times to the BACC.

Basel II
In December 2007, Macquarie Bank Ltd sought, and was accredited by APRA to operate as an advanced bank for credit (Foundational Internal Ratings Based approach) and operational risk (Advanced Measurement Approach). These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

for the financial year ended
31 March 2008

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Group Limited ("MGL" or "the Group"), the Directors submit herewith the balance sheets as at 31 March 2008, the income statements and the cash flow statements of MGL and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors
At the date of this report, the Directors of the Group are:

Non-Executive Director
D.S. Clarke, AO, Chairman

Executive Directors
A.E. Moss, AO, Managing Director and Chief Executive Officer*
N.W. Moore**
L.G. Cox, AO

Independent Directors***
P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO
P.H. Warne

* Mr Moss will retire from the role of Managing Director, Chief Executive Officer and Director effective 24 May 2008.
** Mr Moore was appointed to the Board in February 2008 and will assume the roles of Managing Director and Chief Executive Officer on 24 May 2008.
*** In accordance with MGL's definition of independence (as set out in the Corporate Governance Statement contained in the 2008 Annual Report).

The above Directors (with the exception of Mr Moore) were appointed Directors of the Group on 30 August 2007. Mr S.J. Dyson, Mr G.C. Ward and Mr W.R. Sheppard, all Non-Voting Directors of the Group, were Directors of the company from the beginning of the financial year until their retirement from the Board on 30 August 2007.

Those Directors listed as Independent Directors have been independent throughout the period of their appointment.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in Schedule 1 at the end of this report.

Directors' Meetings

Regular monthly Board meetings and regular Board Committee meetings only commenced in August 2007, a few months prior to the corporate restructure.

The number of meetings of the Board of Directors ("the Board") and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of the Group during the financial year is summarised in the tables below:

Board meetings

	Monthly Board meetings		Special Board meetings	
	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	8	8	4	4
A.E. Moss	8	8	4	4
L.G. Cox	8	8	2	2
P.M. Kirby	8	7	4	4
C.B. Livingstone	8	8	4	4
H.K. McCann	8	7	4	4
J.R. Niland	8	8	4	4
H.M. Nugent	8	8	4	4
P.H. Warne	8	8	4	4
N.W. Moore*	2	2	1	1
G.C. Ward**	–	–	1	1
S.J. Dyson**	–	–	1	1
W.R. Sheppard**	–	–	1	1

* Mr Moore was appointed a Director in February 2008.

** Mr Ward, Mr Dyson and Mr Sheppard retired as Directors on 30 August 2007.

Board committee meetings

	Board Audit and Compliance Committee		Board Corporate Governance Committee		Board Nominating Committee		Board Remuneration Committee		Board Risk Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	–	–	–	–	–	–	3	3	2	2
A.E. Moss	–	–	–	–	–	–	–	–	2	2
L.G. Cox	–	–	–	–	–	–	–	–	2	2
P.M. Kirby	3	3	1	1	–	–	–	–	2	2
C.B. Livingstone	3	3	–	–	–	–	–	–	2	2
H.K. McCann	3	3	1	1	–	–	–	–	2	2
J.R. Niland	–	–	1	1	–	–	3	3	2	2
H.M. Nugent	–	–	–	–	–	–	3	3	2	2
P.H. Warne	3	3	–	–	–	–	3	3	2	2
N.W. Moore*	–	–	–	–	–	–	–	–	1	1

* Mr Moore was appointed a Director in February 2008.

There was a special purpose Board Sub-Committee to conduct due diligence into the establishment of a NOHC ("NOHC Sub-Committee"). The NOHC Sub-Committee comprised of Ms Livingstone, Mr McCann and Mr Cox and certain Group executives. The MGL NOHC Sub-Committee met once with all members in attendance. In addition MBL had a NOHC sub-committee which met nine times.

The Non-Executive Voting Directors met once in the absence of the Executive Directors. All Non-Executive Voting Directors were in attendance at the meeting.

Principal activities
The principal activity of the Company during the financial year ended 31 March 2008 was to act as a non-operating holding company for the Macquarie Group. The activities of the Macquarie Group were those of a financial services provider offering a complete range of investing, commercial banking and retail financial services in Australia and selected financial services offshore. In the opinion of the Directors, there were no significant changes to the principal activities of the Company and its controlled entities during the financial year under review not otherwise disclosed in this report.

Result
The financial report for the financial years ended 31 March 2008 and 31 March 2007, and the results herein, have been prepared in accordance with Australian Accounting Standards.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2008 was $1,803 million (2007: $1,463 million).

Dividends and distributions
Subsequent to year end, the Directors have announced a final ordinary dividend of $2.00 per share franked at 100 per cent, in relation to the financial year ended 31 March 2008. The final ordinary dividend is payable on 4 July 2008.

On 30 January 2008 the Company paid an interim ordinary dividend of $1.45 per share ($395,399,867.80 in aggregate) in respect of the financial year ended 31 March 2008. No other dividends or distributions were declared or paid during the financial year.

State of affairs
On 13 November 2007, the Macquarie Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals from Macquarie Bank Limited ("MBL") shareholders and option holders, as well as the Federal Treasurer, Australian Prudential Regulation Authority ("APRA") and the Federal Court of Australia. This restructure resulted in the Company being established as the ultimate parent of the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of MGL, MBL sold certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The majority of the profits on sale of these controlled entities was distributed by MBL via dividends to MGL. MBL also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions were contributed to the capital base of the Non-Banking Group and helped finance the acquisition of the assets from MBL by the Non-Banking Group. MBL also paid a dividend to MGL of $2.25 billion and MGL simultaneously subscribed the same amount to MBL as a capital injection. These transactions occurred on 16 November 2007. On 19 November 2007, a new holding company (Macquarie B.H. Pty Limited) was introduced between MGL and MBL. All of these transactions were internal to the Macquarie group of companies.

Ordinary shareholders and option holders of MBL were issued with one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

Review of operations and financial position

Review of operations and financial result

The consolidated after-tax profit attributable to ordinary equity holders of the Macquarie Group for the year ended 31 March 2008 was $1,803 million, an increase of 23 per cent from $1,463 million in the previous year.

Earnings per share were $6.71, an increase of 13 per cent from $5.92 in the prior year.

Total operating income for the year ended 31 March 2008 was $8,248 million, an increase of 15 per cent on the prior year. International income increased by 14 per cent to $4,293 million and accounted for 57 per cent of total operating income[1] for the year.

Good corporate finance deal flow combined with favourable equity and commodity business contributions were key drivers of the overall growth in operating income. Income from asset realisations was down on the prior year. The increase in assets under management contributed to growth in base fees and performance fees during the year. The writedown of holdings in the Macquarie Group's listed real estate investments reduced income by $293 million.

Total operating expenses for the year to 31 March 2008 were $6,043 million, 15 per cent up on the prior year.

Additional information, including discussion and analysis relating to each of MGL's operating Groups' performance, is set out in the Chairman's and Managing Director's Report on pages 6-13.

Financial Position

Macquarie Group's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence. The restructure that Macquarie undertook during the year resulted in a more flexible capital structure to facilitate continuation of Macquarie's growth strategies, whilst enabling the Group to meet its obligations to APRA.

As an APRA authorised and regulated Non-operating Holding Company ("NOHC"), MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. The new prudential standards, including those for capital, are not expected until 2009 at the earliest. Macquarie and APRA have agreed an interim capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Model and APRA's capital standards for Authorised Deposit-taking Institutions ("ADIs"). This will apply until APRA's capital rules for NOHCs are finalised and implemented.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements ("Level 3 MCR") calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk weighted assets ("RWAs") plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards);
- The Non-ADI Group capital requirement, using Macquarie's Economic Capital Adequacy Model adjusted for the capital impact of transactions internal to the Macquarie Group.

The Macquarie Group as at 31 March 2008 has eligible capital in excess of the Level 3 MCR of $3 billion.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in the financial years subsequent to 31 March 2008 not otherwise disclosed in this report.

Likely developments in operations and expected outcomes

Outlook

Market conditions make short-term forecasting more difficult than usual. The current state of financial markets means that it will be challenging to repeat our most recent performance. However, we continue to be well positioned in the medium term due to:

- effective risk management
- good businesses and committed quality staff
- the strength, diversification and global reach of our businesses
- benefits of ongoing organic growth initiatives
- continued strong global investor demand for quality assets
- strong capital base
- no problem trading exposures and no material problems with credit exposures

Current markets are challenging but we are very well positioned to take advantage of the opportunities which will undoubtedly arise. Despite market conditions, the global business platform has never been stronger.

[1] Operating income for the purposes of international income excludes earnings on capital and is after costs directly attributable to earning the income, including fee and commission expenses.

Contents

Executive summary

The cornerstone of the Macquarie Group's success is a remuneration approach that encourages staff to deliver superior returns for shareholders over time by aligning the short and long-term interests of staff and shareholders; and by attracting and retaining high quality people. These are pre-requisites to the establishment of a truly performance-based, growth-oriented culture.

Alignment between the interests of staff and shareholders is established by understanding the business drivers of superior shareholder performance over time – while recognising that historically, and often for short periods of time, markets may diverge from a company's underlying value. Independent research demonstrates that the critical business drivers of superior shareholder returns are growth in net profit after tax and return on equity. Macquarie's remuneration approach is, therefore, designed to provide staff with the incentive to strive for sustainable earnings growth, while encouraging the efficient use of available capital to maintain a high return on ordinary capital.

Staff attraction and retention is also encouraged by providing remuneration outcomes that are globally competitive. With over 5200 staff based outside Australia and 57 per cent of revenue generated offshore, offering globally competitive remuneration is a necessity if the Group is to sustain the shareholder returns that have been achieved historically. Staff mobility between countries also makes this essential for staff based in Australia.

The structure of the key elements of the remuneration package provides an appropriate balance between short and longer term incentives.

More specifically:

Fixed remuneration, in the form of a base salary, is low relative to senior roles in other Australian corporations, encouraging executives to take a more performance-oriented approach. In 2008, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, approximately 3 per cent of their total remuneration. The remaining 97 per cent of their 2008 remuneration, a direct result of Macquarie's continued strong financial performance, was entirely at risk.

Profit share is truly variable. It is allocated to businesses and, in turn, to individuals based on performance, primarily reflecting relative contributions to profits while taking into account capital usage. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, in assessing the performance of individuals, other factors such as how business is done, long-term sustainability, people leadership and adherence to Macquarie's Goals and Values are taken into account. The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Group's financial reporting, risk management processes, or information systems. For executives with specific fund responsibilities, the performance of the relevant funds and the underlying assets is critical in determining that individual's profit share allocation. In general, staff are motivated to work co-operatively given that their profit share allocation will reflect the Group's overall performance, the relative performance of their business, as well as their individual contribution.

The outcome of using growth in net profit after tax and return on equity as drivers of performance is that:

- for a given level of net profit after tax, other things being equal, the total profit share will be less if more capital is used to generate it.
- for a given level of capital employed, the total profit share will rise or fall with the level of net profit after tax. In other words, the Group's total profit share pool increases with performance and no maximum ceiling is imposed. This is consistent with the alignment of staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Profit share is deployed in ways that encourage a longer-term perspective and alignment with shareholders' longer-term interests, which, in turn, encourages the maximisation of profit, while not exposing the Group to risk or behaviours that would jeopardise long-term profitability or reputation. Further, it promotes staff retention. More specifically, for the Chief Executive Officer and other Executive Committee Members:

- 20 per cent of each annual profit share allocation is retained for ten years and is subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed funds.
- in response to investor feedback, in 2008, an additional 10 per cent of profit share will be invested in Macquarie Group shares and retained for three years, except in the case of Mr Moss who is retiring in May 2008. In 2009, this amount will rise to 35 per cent for the new Chief Executive Officer and Managing Director, Mr Moore, and 20 per cent for other Executive Committee members.
- all Executive Directors are required to hold the deemed after tax equivalent of 10 per cent of their profit share over the last five years, or ten years in the case of Executive Committee members, in Macquarie Group shares.

Options over Macquarie shares are issued to approximately the most senior 20 per cent of staff based on performance and promotion. Options vest in three tranches after two, three and four years, giving an average vesting period of three years. In addition, options granted to Executive Directors may only be exercised if a challenging performance hurdle is met. The performance hurdle for members of the Executive Committee is for Macquarie's three-year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX 100 Index.

Hedging is forbidden in relation to unvested options, shares held to meet the minimum shareholding requirement, and shares held by Executive Committee members pursuant to the new requirement to allocate an additional profit share component into Macquarie shares. Executives are required to conduct trading in Macquarie shares only during designated trading windows.

Executive Directors who leave Macquarie may receive payments in respect of their vested retained profit share (subject to there being no disqualifying event) and, subject to regional variations, may be entitled to other contractual or statutory payments including notice, accrued service related benefits, and/or pension or superannuation benefits. They may also exercise vested options for a period of up to six months after termination. However, no other contractual termination entitlements exist.

This remuneration approach is managed through strong governance structures and processes. Conflicts of interest are managed proactively and assiduously, with the Board Remuneration Committee making recommendations to the Non-Executive Directors of the Board on key decisions that have not been delegated to the Remuneration Committee.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and to reflect the time commitment and responsibilities involved, within the shareholder approved aggregate limit.

In these ways, superior returns over time have been generated for shareholders.

Introduction

Macquarie has a sophisticated remuneration strategy in place to ensure its people are focused on generating outstanding shareholder value and are rewarded consistent with the outcomes they achieve. This strategy has been largely in place since the inception of the Group, although it has evolved incrementally over time to ensure that the system continues to meet its overriding objectives.

The Board of Directors oversees the Group's remuneration arrangements, including both executive remuneration and the remuneration of the Non-Executive Voting Directors. The Board has established a Board Remuneration Committee to assist it with the Group's remuneration policies and practices.

The Board annually reviews the remuneration strategy to ensure it is structured to deliver the best outcomes for Macquarie and its shareholders. This year, as part of that process, it has considered the challenging market conditions of the last twelve months where a number of international investment banks have reported record losses and announced layoffs, but where remuneration levels remain high as the competition for the best talent continues.

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives;
2. **achieving** results;
3. **structuring** remuneration to motivate staff to create shareholder value;
4. **providing strong governance structures and processes**; and
5. **recognising** Non-Executive Directors for their role.

The above five points are discussed in turn in Sections 1 to 5.

This Remuneration Report has been prepared in accordance with the Corporations Act 2001. The Report contains disclosures as required by Accounting Standard *AASB 124: Related Party Disclosures as permitted* by Corporations Regulation 2M.6.04.

Financial information is used extensively in this Report. Some long-term trend information is presented, although accounting standards and practices have changed over time. In particular, throughout this Remuneration Report:

- financial information for the Group relating to the years ended 31 March 2006, 31 March 2007 and 31 March 2008 has been presented in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS);
- financial information for the Group relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of *AASB 132: Financial Instruments: Presentation* and *AASB 139: Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005; and
- financial information for the Group relating to earlier periods has not been restated in accordance with AIFRS, and is therefore presented in accordance with the Australian Accounting Standards prevailing at the time.

1 Focusing on appropriate objectives: remuneration policy

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing on appropriate objectives;**
2. **achieving** results;
3. **structuring** remuneration to motivate staff to create shareholder value;
4. **providing strong governance structures and processes**; and
5. **recognising** Non-Executive Directors for their role.

The overarching goal of the remuneration framework is to drive outstanding shareholder returns over the longer term. The remuneration framework supports this overall goal through a structure which is focused on ensuring that Macquarie attracts and retains high quality people and aligns their interests to generate outstanding long-term returns for shareholders.

The Board aims to **align the interests of staff and shareholders** by motivating staff through its remuneration policy to:

- increase the Group's net profit after tax; and
- sustain a high relative return on ordinary equity.

The Board aims to **attract and retain high quality people** by offering a **competitive** performance-driven remuneration package that encourages both long-term commitment and superior performance.

The overarching goals and objectives of the remuneration framework are **supported by a set of underlying principles**:

- a distinct emphasis on performance-based remuneration (refer section 3.1);
- rewards linked to shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital (refer section 3.2);
- use of equity to provide rewards partly in the form of shares and partly in the form of options to create identification with shareholder interests (refer section 3.3);
- retention mechanisms designed to encourage long-term commitment to the Group and hence to shareholders (refer section 3.3);
- consistent arrangements over time to ensure staff are confident that efforts over multiple years will be rewarded (refer section 3.3); and
- arrangements which are competitive on a global basis with the Group's international peers (refer section 2.3).

The key elements are summarised in the diagram below.

Key elements of remuneration framework


Align interests of staff and shareholders
Drive long-term shareholder returns
Attract and retain high quality people
1 Emphasise performance-based remuneration
2 Use shareholder return drivers
3 Use equity
4 Use retention mechanisms
5 Provide consistency to create staff confidence
6 Provide competitive remuneration
Creating a long-term focus

2 Achieving results

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives;
2. **achieving results;**
3. **structuring** remuneration to motivate staff to create shareholder value;
4. **providing strong governance structures and processes**; and
5. **recognising** Non-Executive Directors for their role.

Macquarie's success in achieving its remuneration objectives can be assessed by examining how it has:

- delivered long-term shareholder value;
- attracted and retained high quality people; and
- rewarded staff in line with outcomes achieved and the competitive remuneration environment.

These results, detailed below, demonstrate that the current arrangements are delivering the desired outcomes – i.e. shareholder value and retention of talented people.

Competitor comparisons

Analysis in this section involves peer or competitor comparison. However, competitor comparisons are complicated by the distinct nature of Macquarie's business mix. It is difficult to determine which are the best peers for comparison. In many ways the Group's business mix is a hybrid of the international investment banks and the private equity firms. Private equity firms are not required to publicly disclose aggregate or individual remuneration details. The best available comparisons are, therefore, the international investment banks, despite significant business mix differences.

As in prior years, the global investment banking competitor group used consistently throughout the Remuneration Report for comparison purposes comprises Babcock and Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS. Where appropriate, segment information has been used as disclosed throughout the Report.

Competitor information has been presented in the same order throughout the Report, although this is not necessarily alphabetical order. Gaps have been left in charts and tables where the information for a particular competitor has not been available or is unable to be utilised for the particular measure captured by the chart.

2.1 Delivering outstanding long-term shareholder value

The remuneration approach and its consistency over time have been significant factors in maximising the Group's growth in earnings and its return on ordinary equity. The medium term growth pattern reflects this consistently strong year-on-year earnings performance which in turn, has led to strong long-term shareholder returns as follows:

Performance over past five years

		2003	2004	2005	2006	2007	**2008**	5 Year Growth
Earnings								
Net profit after tax attributable to ordinary equityholders	$ millions	333	494	812	916	1,463	**1,803**	441%
Basic Earnings per Share	cents per share	164.8	233.0	369.6	400.3	591.6	**670.6**	307%
Return on equity								
Return on average ordinary shareholders' funds		18.0%	22.3%	29.8%	26.0%	28.1%	**23.7%**	
Total shareholder returns								
Dividend – interim and final	cents per share	93	122	161	215	315	**345**	271%
Dividend – special	cents per share	50	–	40	–	–	**–**	
Share price at 31 March	$	24.70	35.80	48.03	64.68	82.75	**52.82**	114%
Annual Total Shareholder Return*		(23.1%)	52.8%	39.0%	40.2%	32.6%	**(33.6%)**	
Five Year Total Shareholder Return*							**162%**	

* Throughout this Report, Total Shareholder Return (TSR) represents the accumulated share price return when all cash dividends are reinvested at the ex-dividend date.

Even though Macquarie's Total Shareholder Return was negative during the challenging conditions of the 2008 financial year, Macquarie still outperformed the majority of the competitor peer group.

The Group's net profit after tax growth has been strong: 1,179 per cent over the last ten years, or a compound annual growth rate of 29 per cent, as demonstrated by the following charts:

Net profit after tax attributable to ordinary equityholders
$A million


1800
1600
1400
1200
1000
800
600
400
200
0
Growth: 1179%; compound
annual growth rate: 29%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Over the same period, return on ordinary equity has been sustained at a high level, an average of 25.1 per cent, greater than competitors over the same period and generally less volatile than competitors.

Net profit after tax 10 year compound annual growth rate
Macquarie versus international investment banking competitors
%


35
30
25
20
15
10
5
0
-5
-10
-15
Excluded due to
loss in 2007
Macquarie
International investment banking
competitors

Competitors comprise Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley. Competitors which have been included in comparative analysis elsewhere in this Report but which have not continuously reported results over ten years or which have reported a loss either ten years ago or in the current year have been excluded from this chart, i.e. Babcock & Brown, Merrill Lynch and UBS.

Average return on ordinary equity over 10 years*
Macquarie versus international investment banking competitors

	Return on Ordinary Equity			
	1 Year %	3 Year Average %	5 Year Average %	10 Year Average %
Macquarie	23.9	25.8	25.9	25.1
Average of Competitors	11.0	18.8	16.2	16.3
Competitor	34.0	32.6	N/A	N/A
Competitor	1.8	11.8	14.0	14.9
Competitor	17.9	19.7	15.4	11.6
Competitor	18.5	16.8	12.8	12.8
Competitor	31.5	28.4	23.9	23.8
Competitor	20.9	22.0	20.0	18.9
Competitor	(25.4)	3.9	8.3	11.8
Competitor	9.7	16.8	16.7	20.2
Competitor	(10.3)	17.3	18.3	16.4

* Average of most recent ten years, except in cases where ten years of continuous data is not available for a competitor, in which case the longest time period for which continuous data is available for that competitor has been used.

Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, and UBS.

Source: Underlying data from Bloomberg (except MGL 1 year ROE calculated based on 2008 data which was not released at the date of this report). Note that the Bloomberg methodology for calculating return on equity differs to the Macquarie methodology used elsewhere in the Remuneration Report. Macquarie's data above has been calculated using the Bloomberg methodology to enhance comparability of information between organisations.

10 year return on ordinary equity
Macquarie versus international investment banking competitors


Macquarie
%
50
40
30
20
10
0
-10
-20
-30
Macquarie
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, and UBS.

These strong earnings and return on ordinary equity outcomes have contributed to the Group's superior shareholder returns over the long-term, compared with the Australian market and international investment banking competitors.

Macquarie Group Total Shareholder Return versus the All Ordinaries Accumulation Index
Macquarie Group Total Shareholder Return
All Ordinaries Accumulation Index



2500
2000
1500
1000
500
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008

Indexed to 100 on 29 July 1996. The "All Ordinaries Accumulation Index" line in the above chart is based on the S&P/ASX 500 Accumulation Index from 31 March 2000, prior to this based on the All Ordinaries Accumulation Index.

Macquarie Total Shareholder Return calculations here and throughout this Report assume continuous listing. Hence, they are based on Macquarie Bank Limited (ASX code: MBL) data up to and including 2 November 2007, the last day of trading of MBL shares, and Macquarie Group Limited (ASX code: MQG) data from the commencement of trading MQG shares on 5 November 2007 onwards.

Total Shareholder Return since July 1996
MGL, other top performing ASX 50 companies, international investment banking competitors
%



2000
1800
1600
1400
1200
1000
800
600
400
200
0
-200
Macquarie
#1
#3
#4
#5
#6
#7
#8
#9
#10
ASX 50
Nine other best performing companies in the top 10 in the ASX 50
International investment banking competitors*

* International Investment Banking Competitors comprise Bear Stearns, Credit Suisse, Deutsche Bank, Lehman Brothers, Merrill Lynch, Morgan Stanley, and UBS. Competitors which have been included in comparative analysis elsewhere in this Report but which have not been continuously listed since MBL's date of listing (29 July 1996) have been excluded from this chart, i.e. Babcock & Brown, and Goldman Sachs.

Macquarie's TSR since listing is higher than that of all but one other company that was in the ASX Top 50 at the time that MBL listed in July 1996, and is significantly higher than the TSRs of the international investment banking competitors over the same period.

2.2 Attracting and retaining high quality people
Macquarie's remuneration arrangements function very effectively to attract, motivate and retain high quality people. Macquarie is readily able to attract good staff, receiving over 175,000 employment applications in the past year. During 2008, total staff increased by 31 per cent to 13,107 as Macquarie continues to invest in people to drive growth.

Macquarie has a highly engaged workforce. Engagement at Macquarie has been formally measured bi-annually via a Group-wide staff survey, the most recent being conducted in September 2006. The survey was conducted with the assistance of ISR, a global employee research and consulting firm. Macquarie significantly outperformed relevant external norm groups in most categories, including the Global Investment Banking norm and the Global High Performance norm. In addition, engagement was recently measured in November 2007, via an interim staff survey. The results showed that engagement continues to be strong overall.

Macquarie has a good track record at retaining senior people, with voluntary Director-level turnover of approximately 7 per cent in 2008 which is in line with last year. Considering current labour market conditions, the current level of turnover reflects the effectiveness of Macquarie's remuneration arrangements.

As at 31 March 2008, 28 per cent of Director level staff have at least ten years experience with Macquarie, and a further 28 per cent have between five and ten years experience, as summarised in the following chart*:

Directors' tenure as at 31 March 2008


Below 3 years 30%
10 years+ 28%
5 years - 10 years 28%
3 years - 5 years 14%

* This measure includes accumulated service at acquired companies, for example Bankers Trust Investment Bank and ING's Asian Equities business.

2.3 Rewarding staff in line with outcomes achieved and the competitive remuneration environment
Given Macquarie's emphasis on linking remuneration with performance, staff are rewarded in line with the outcomes they achieve. In determining the relevant framework, the market in which the Group is competing for talent must be taken into account.

The following table compares the annual movement in key executive remuneration measures with the Group's key financial performance measures.

Comparison of performance measures and executive remuneration measures

		2007	2008	Increase/ (Decrease)
Performance measures				
Net profit after tax attributable to ordinary equityholders (NPAT)	$ millions	1,463	**1,803**	23%
Basic Earnings per Share	cents per share	591.6	**670.6**	13%
Return on average ordinary shareholders' funds		28.1%	**23.7%**	
Executive remuneration measures				
Total Compensation Expense*	$ millions	3,472	**3,878**	12%
Remuneration – Executive Key Management Personnel (excluding Mr D.S. Clarke, Mr M.R.G. Johnson and Mr W.J. Moss)**	$ millions	155.1	**124.7**	(20%)
Remuneration excluding earnings on restricted profit share – Executive Key Management Personnel (excluding Mr D.S. Clarke, Mr M.R.G. Johnson and Mr W.J. Moss)**	$ millions	144.3	**140.2**	(3%)

* Refer Note 3 of the 2008 Financial Statements.
** Refer Appendix 2 below.

Most of the growth in the total compensation expense in 2008 is due to higher aggregate fixed remuneration resulting from a 31 per cent increase in staff numbers over the last 12 months.

Variable remuneration has been relatively flat year on year and total remuneration for Executive Key Management Personnel has decreased slightly. This reflects the capital sensitivity of the remuneration arrangements, reflecting the importance of return on ordinary equity as a key driver in determining the profit share pool, as described in section 3.2.1. NPAT grew by 23 per cent in 2008, whereas average ordinary equity grew by 46 per cent, resulting in a decline in return on ordinary equity to 23.7 per cent from 28.1 per cent in 2007. However, this is still a very strong result.

In addition, remuneration outcomes must also reflect competitive considerations, especially given the intensity of the competition for talented people in the financial services industry.

Macquarie's growth and transition from an Australian institution growing internationally to a global institution headquartered in Australia has meant that global labour markets and the global remuneration environment play an even bigger role in Board decisions on remuneration.

In recent years, the remuneration environment has been extremely competitive with aggressive headhunting activity for high quality staff, and with international investment banks, private equity firms and boutique operations targeting Macquarie staff.

For most of Macquarie's peers, 2007 was dramatically different and substantially weaker with regard to performance than recent years due to market disruptions. As a result, some of Macquarie's global peers have experienced record losses.

Nonetheless, most investment banks and other major financial institutions continue to provide healthy bonuses to many staff. This reflects tight labour markets, the need to retain talent, and the structuring of bonus arrangements that are based on individual or business performance rather than that of the overall organisation.

One guideline used to evaluate overall remuneration levels is the organisation's compensation expense to income ratio (compensation ratio). The compensation ratio is widely used within the investment banking industry to broadly review comparative remuneration levels. **However, it is not the basis on which Macquarie's profit share pool is created.**

Macquarie's compensation ratio is compared with that of a group of international investment banking competitors in the chart below. Given the recent turmoil in global financial services markets, information has been provided for the last two years.

2007/2008 and 2006/2007
Compensation expenses as per cent of net income
Based on most recent statutory accounts/filings
2007/2008 ■ 2006/2007 □
%



150
70
60
50
40
30
20
10
0
Macquarie
Major international investment banking competitors*

* Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse (Investment Banking Segment) , Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, and UBS.

Data in the chart has been calculated by Macquarie. Adjustments have been made in preparing the above chart where considered to be appropriate. However, the information is, of necessity, based only on publicly available information for the competitor firms.

The above chart shows that the Group's overall remuneration level is within the same broad range as the competitor group. Over time this has also been the case.

As noted above, while a number of global competitors' 2007 results have been impacted by the credit crisis, remuneration levels across the firms remain strong, as evidenced by some of the comparator compensation ratios.

This compensation ratio analysis supports the Group's overall belief that its remuneration policies, including the approach to determining the profit share pool, operate in a manner which yields overall remuneration levels that are broadly in line with peers.

As noted at the beginning of this section, competitor comparisons are complicated by the fact that Macquarie has a distinctive business mix. It is particularly difficult to find individuals who have similar responsibilities to Macquarie executives and whose remuneration is publicly disclosed.

It should be noted that, while the compensation ratio effectively adjusts for differences in size between organisations, it is not a perfect measure to use in assessing compensation levels because it does not take into account factors such as:

- the impact of differences in the business mix between comparator organisations;
- performance differences between organisations, including such factors as capital usage and quality of earnings;
- different accounting practices used by comparator organisations; and
- the extent to which outsourcing is used.

Just as the compensation ratio is a general guide to the reasonableness of overall remuneration levels, in a similar way, a specific comparison of the level of equity/options usage can be made with the competitor group.

2007/2008 options/shares under equity plan as a percentage of overall diluted capital
Based on most recent statutory accounts, public filings
%


40
35
30
25
20
15
10
5
0
Macquarie
Major international investment banking competitors*

* Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS.

The above chart measures the number of outstanding shares, options, or other equity instruments issued as equity-based remuneration as a proportion of total ordinary equity (diluted for such options and other equity instruments).

While the overall level of options on issue may seem high relative to some other ASX listed companies, the Group's options as a proportion of its capital is moderate relative to its global competitors.

The Group's policy is to encourage alignment by providing options to a very broad group of senior staff, rather than confining grants to a small senior executive group. As at 31 March 2008, options outstanding are spread across 2,595 participants.

The size of individual options grants across this Group allocated as part of annual performance reviews is performance-based. As a result, it is highly variable.

3 Structuring remuneration to motivate staff: remuneration framework

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing on** appropriate objectives;
2. **achieving** results;
3. **structuring remuneration to motivate staff to create shareholder value;**
4. **providing strong governance structures and processes;** and
5. **recognising** Non-Executive Directors for their role.

Macquarie's overall remuneration approach is underpinned by a sophisticated and robust structure that ensures all employees are working in the best interests of the organisation and shareholders over the longer term, and are rewarded for what they achieve.

At the simplest level, the remuneration framework for Macquarie's senior executives works because it is structured to:

- *emphasise* performance-based remuneration over fixed remuneration (refer section 3.1);
- *link* the quantum of an individual's annual performance-based remuneration to the individual's contribution to shareholder return drivers (refer section 3.2); and
- *deliver* remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests (refer section 3.3).

Executive Remuneration is delivered in three components:

- fixed remuneration, in the form of a base salary;
- performance-based remuneration, in the form of a profit share allocation; and
- performance-based remuneration, in the form of options over Macquarie Group Limited shares.

The specific structure of each of these three components, as set out in the chart below, and their interaction with one another supports the remuneration objectives outlined above, as summarised in the Table titled "Link between the remuneration principles and the remuneration arrangements". The remuneration framework has been designed, and therefore needs to be evaluated, as an integrated package.

The primary focus of this section is on Executive Director remuneration, in particular Executive Committee members. However, comments are made in relation to other staff where relevant. The Group's Executive Committee has responsibility for the management of the Macquarie Group as delegated by the Macquarie Board, and is made up of a central group comprising the Managing Director, Deputy Managing Director, Head of Risk Management, the Chief Financial Officer and heads of Macquarie's major business Groups. The current members of the Executive Committee are identified in Appendix 1.

The following diagram summarises the basic features of an Executive Director's remuneration.

Summary of remuneration structure for an Executive Director

The following table demonstrates the way that the remuneration structure has been designed to support the key remuneration principles introduced in section 1.


– Pool created based on key drivers of shareholder returns measured at corporate level
– Allocation to businesses and then to individuals based on performance*
– 20% of profit share allocation withheld for ten years and notionally invested in a portfolio including equity in Macquarie-managed funds
– For Executive Committee members, an additional component is invested in MGL shares for at least three years. These shares cannot be hedged
– Minimum shareholding requirements apply to all Executive Directors based on 5% of their total profit share over the last five years, or ten years in the case of Executive Committee members – these shares cannot be hedged
Profit share
Fixed remuneration
Options
– Takes into account role and market considerations
– Can be relatively low/modest compared to similar roles in other non-investment banks
– Includes cash salary as well as non-cash benefits
– The interaction of these three components determines an individual's remuneration package
– No special contractual termination entitlements exist
– 5 year options over MGL shares issued for no consideration with an exercise price set at prevailing market price
– Vest in equal portions after 2, 3 and 4 years
– Options subject to a performance condition which must be satisfied for the option to be exercised
– Hedging of unvested options is forbidden

* Refer also commentary in section 3.2.1 in relation to staff who have fund responsibilities.

Link between the remuneration principles and the remuneration arrangements

Principle	Features of the remuneration system
1. There is an emphasis on performance-based remuneration *Refer discussion in section 3.1*	–Levels of fixed remuneration are relatively low –Profit share allocations and option grants provide substantial incentives for superior performance, but low or no participation for less satisfactory performance –Profit share allocations are highly variable –Profit share allocations can comprise a high proportion of total remuneration in the case of superior performance (approximately 98 per cent in the case of Mr Moss)
2. Rewards are linked to shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital *Refer discussion in section 3.2*	–The overall profit share pool is determined as a function of net profit after tax and excess return on ordinary equity –The allocation of the pool to individual businesses is based primarily on relative contribution to profits, taking into account capital usage –Allocation to an individual is determined by individual performance and contribution over the year, based primarily on outcomes contributing to net profit after tax and return on ordinary equity* –Return on ordinary equity is used as a performance hurdle for Executive Director options
3. Equity is used to provide rewards partly in the form of shares and options to create identification with shareholder interests *Refer discussion in section 3.3*	–Option allocations to Director level staff occurs at promotion and annually (with performance hurdles for Executive Directors) –Executive Directors retained profit share is notionally invested in specialist funds managed by the Macquarie Group –Executive Directors are required to acquire and hold a minimum number of shares calculated based on their profit share history (5 per cent of total profit share over the last ten years for Executive Committee members and 5 per cent of total profit share over the last five years for all other Executive Directors) –For 2008 and onwards, a portion of Executive Committee members' annual profit share will be allocated to invest in MGL shares –Staff share plans are available to encourage broader staff equity participation
4. Retention mechanisms encourage a long-term commitment to the Group and hence to shareholders *Refer discussion in section 3.3*	–20 per cent of Executive Director annual profit share is withheld and vests equally between five and ten years of service as an Executive Director –Time based vesting rules apply to options
5. Arrangements provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded *Refer discussion in section 3.3*	–Group's remuneration approach has been in place since the Group was founded with incremental changes over time as appropriate
6. Arrangements are competitive on a global basis with the Group's international peers *Refer discussion in section 2.3*	–Board reviews remuneration arrangements at least annually to ensure that they are equitable and competitive with peers –Compensation ratio is used as a general guide to consideration of the overall competitiveness of remuneration levels, but is not the basis on which the profit share pool is created.

* Refer also commentary in section 3.2.1 in relation to staff who have fund responsibilities.

The remainder of section 3 discusses the remuneration structure and these individual components in greater detail.

3.1 Emphasising performance-based remuneration

The foundation of Macquarie's remuneration structure is the emphasis on performance-based remuneration.

Fixed remuneration can be relatively low/modest compared with similar roles in non-investment banking organisations, particularly for Executive Directors. Fixed remuneration generally includes cash salary as well as non-cash benefits, primarily superannuation and nominated benefits including those provided on a salary sacrifice basis (salary sacrifice is calculated on a total cost basis and includes any fringe-benefit-tax charges related to employee benefits).

The following charts summarise the overall remuneration structure for the Managing Director and Chief Executive Officer and Other Executive Committee members for 2007, 2008 and 2009. With the introduction of the new additional equity components for Executive Committee members' arrangements, and taking into account options, the long-term and deferred elements are expected to total over 55 per cent of the Managing Director and Chief Executive Officer's annual total compensation, and over 40 per cent of annual total compensation for other Executive Directors, based on indicative numbers for 2009, derived from 2008 actual remuneration, as detailed in the footnotes to the charts below.

2008 is a transition year as the Group is modifying the way that profit share is delivered to the Executive Committee members. The charts below reflect the changing structure of remuneration for the Chief Executive Officer and other Executive Committee members, although the 2009 data should be regarded as hypothetical. It has been included to provide an indicative year-on-year comparison. However, actual 2009 remuneration will depend on 2009 performance.

Thus, remuneration arrangements have been structured so that only a very small amount is fixed (approximately 2 per cent for the Chief Executive Officer and Managing Director in the charts below), with the majority being at risk and based on performance.

Composition of remuneration – Managing Director and Chief Executive Officer

Options over MGL shares
Minimum shareholding requirement/profit share
MGL shares
Profit share – Macquarie-managed fund equity
Profit share – cash
Fixed remuneration
%


100
90
80
70
60
50
40
30
20
10
0
2007
(Mr A.E.Moss)
2008
(Mr A.E.Moss)
2009 indicative
(Mr N.W.Moore)

Composition of remuneration – other Executive Committee members (average)

Options over MGL shares
Minimum shareholding requirement/profit share
MGL shares
Profit share – Macquarie-managed fund equity
Profit share – cash
Fixed remuneration
%


100
90
80
70
60
50
40
30
20
10
0
2007
2008
2009
indicative

Data has been prepared on the following bases and assumptions:

- due to his retirement on 24 May 2008, Mr Moss will not be required to allocate additional profit share to invest in MGL shares;
- earnings on prior year restricted profit share are excluded;
- 2007 excludes the three individuals who ceased executive duties at the end of 2007 (to whom the minimum shareholding guidelines applicable to Executive Directors no longer applied);
- the minimum shareholding requirement/profit share
  - MGL shares category:
    - 2007 refers to the minimum shareholding requirement, assuming that additional shares are required to be purchased to meet the minimum shareholding requirement;
    - 2008 for Mr Moss refers to the minimum shareholding requirement, assuming that additional shares are required to be purchased to meet the minimum shareholding requirement;
    - 2008 for other Executive Committee members refers to the allocation of profit share to invest in MGL shares (these shares are eligible to meet the minimum shareholding requirement and accordingly are not shown separately);
    - 2009 refers to the allocation of profit share to invest in MGL shares (these shares are eligible to meet the minimum shareholding requirement and accordingly are not shown separately);
- the 2009 disclosures are hypothetical, being based on the 2008 remuneration numbers and have been adjusted only to reflect the changes in remuneration arrangements that were approved for Executive Committee members during 2008;
- 2007 and 2008 option amounts are measured consistently with the disclosures in the Executive Remuneration table in Appendix 2;
- the 2009 option amounts have been assumed to be the same as 2008;
- the MGL shares have been calculated based on gross profit share inclusive of employment on-costs.

In 2008, Mr Moss' fixed remuneration was $670,928, the same as previous years, apart from very minor variations over time in employment on-costs. In 2009, Mr Moore's fixed remuneration will be the same as for 2008 in his current role, that is $517,573, subject to future variations in employment on-costs.

3.2 Linking remuneration to the drivers of shareholder returns

For most Executive Directors, the largest component of their remuneration is delivered as an annual profit share allocation, based on their performance over the year. Macquarie's approach to measuring performance for the purpose of determining annual profit share is to utilise financial performance measures which are known to be drivers of long-term shareholder returns, being net profit after tax and return on ordinary equity. Executives have greater "line of sight" over these measures. In the short term, share price fluctuations can be driven by a variety of factors, including market sentiment, over which executives may have very little control. Therefore, Total Shareholder Return (TSR), whether absolute or relative, is not regarded as a satisfactory measure in assessing performance over just one year.

Net profit after tax and return on ordinary equity were selected as the most appropriate performance measures for the following reasons:

- they are correlated over time with total shareholder returns;
- they provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control;
- TSR, on the other hand, is influenced by many external factors over which executives have limited control; and
- net profit after tax and return on ordinary equity can both be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.

These two drivers motivate staff to expand existing businesses and establish promising new activities. The use of return on ordinary equity to measure excess returns, i.e. return on ordinary equity relative to the cost of equity capital, creates a particularly strong incentive for staff to ensure that capital is used efficiently. Therefore, the use of these two measures in combination results in the right outcomes for shareholders.

These drivers also feature prominently in the determination and allocation of profit share, discussed below. Return on ordinary equity is also the measure enshrined in the performance hurdle applicable to Executive Director options (refer section 3.3.2.3).

3.2.1 Profit share arrangements – determination and allocation

Overview of profit share arrangements

The profit share arrangements are designed to encourage superior performance by motivating executives to focus on maximising earnings and return on ordinary equity, thereby driving long-term, shareholder returns. A group-wide profit sharing pool is created at the corporate level. Substantial incentives are offered in relation to superior profitability, but low or no participation for less satisfactory performance.

Determination of the profit share pool

The size of the pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital. A portion of the Group's profits earned accrues to the staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess profits is accrued to the profit share pool. The proportion of after-tax profit and the proportion of earnings in excess of the Group's cost of equity capital used to calculate the pool are reviewed at least annually. The cost of equity capital is also reviewed annually and has been increased for both 2008 and 2009. Changes to the methodology are reviewed by the Board Remuneration Committee and the Non-Executive Directors of the Board.

The Non-Executive Directors of the Board have discretions, as follows:

- to change the quantum of the pool to reflect external factors if deemed in the Group's and shareholders' interests. Historically, the Board has made no material alteration to the quantum of the profit share pool; and
- to defer the payment of profit share amounts to a subsequent year at a Group, business or individual level where it is in the interests of the Group and shareholders to do so. The Non-Executive Directors of the Board have exercised their discretion in relation to deferrals for 2006, 2007 and 2008. In accordance with the Group's accounting policy, the deferred amounts are expensed in the year in which the profits are generated.

The whole of the profit sharing provision for a financial year is charged against earnings in that year.

Allocation of the profit share pool
Allocation of the pool to businesses and, in turn, to individuals is based on performance, primarily reflecting relative contributions to profits while taking into account capital usage.

An individual's performance is measured primarily through the performance appraisal process that requires all staff to have at least one formal appraisal session with their manager each year.

Performance criteria vary according to an individual's role. Performance is linked where possible to outcomes that contribute directly to net profit after tax and excess return on ordinary equity.

For executives with specific fund responsibilities, the performance of the relevant funds is important in determining that individual's profit share allocation. For example, in the case of the Macquarie Capital Funds business:

- the earnings of the business significantly contribute to Macquarie Capital's allocation of the profit share pool which fund staff participate in. These earnings are aligned to the performance of the funds through base management fees and performance fees, which in the case of the listed funds are both linked to the security price performance of the funds;
- in evaluating each executive's contribution to determine their individual profit share allocation, the performance of the fund or funds for which they are responsible, and in particular the underlying factors influencing fund performance such as management and leadership, the performance of the fund, and capital management are considered; and
- finally, in the case of Executive Directors with fund responsibilities (in particular Fund Chairman and CEO's), retained profit share amounts are notionally invested in the relevant funds, as discussed in section 3.3.1.1, giving these individuals a further ongoing incentive to seek to grow the security price.

Performance also takes into consideration *how* business is done. Superior performance looks at a range of indicators that go beyond financial performance and include people leadership and upholding Macquarie's Goals and Values.

The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Group's financial reporting, risk management processes or, information systems.

The Board and management seek to ensure that remuneration for staff in prudential roles is determined in a way that preserves the independence of the function and maintains the Group's robust risk management framework.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to individuals in other areas of the Group who have contributed strongly to their success.

In summary, profit share allocations to each individual generally reflects:

- Group-wide performance – which determines the size of the overall profit share pool;
- the performance of their business – which determines the profit share pool allocated to that business; and
- their individual performance – which determines their own share of the profit share pool for that business.

Profit share allocations to individuals are subject to retention arrangements as discussed in section 3.3.

Commentary on allocation to the Managing Director
In approving the profit share and option allocations to the Managing Director, the Non-Executive Directors annually assess the Managing Director's performance by considering a range of indicators including financial performance measures, strategic initiatives, staff and human relations indicators, prudential and compliance performance, reputation management and monitoring, and community and social responsibility matters. After 24 May 2008, when Mr Moore becomes Chief Executive Officer, his performance will be assessed through the same process.

Subject to performance, Mr Moss will be entitled to a final profit share allocation for the period from 1 April 2008 up to the date of his retirement on 24 May 2008, the amount of which will be determined when the results are finalised for the half-year ending 30 September 2008.

3.3 Emphasising direct alignment with long-term shareholder interests

The remuneration arrangements are also structured to deliver remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests through:

- retention arrangements which encourage long-term commitment to the Group and therefore to shareholders; and
- the use of equity-based remuneration.

A tailored approach is adopted to ensure that retention arrangements and equity-based remuneration is appropriate given the seniority of the individual and their ability to influence results. This is summarised in the following table:

Number of Individuals		Delivery of Annual Profit Share Allocation *(Refer section 3.3.1)*	Aggregate Minimum Shareholding Requirement *(Refer section 3.3.1.3)*	Options *(Refer section 3.3.2)*
Managing Director and Chief Executive Officer	1	– 20 per cent retained for ten years and notionally invested in Macquarie-managed fund equity under the DPS Plan – From 2009, 35 per cent allocated into Macquarie shares for three years – May voluntarily allocate additional profit share into Macquarie shares under the staff share plans	– Required to hold shares to the value of at least 5 per cent of total profit share over the last ten years	– Eligible for options with a performance hurdle based on three year average return on ordinary equity against the 65th percentile of the companies in the S&P/ASX 100 Index
Other Executive Committee Members	8	– 20 per cent retained for ten years and notionally invested in Macquarie-managed fund equity under the DPS Plan – 10 per cent (20 per cent from 2009) allocated into Macquarie shares for three years – May voluntarily allocate additional profit share into Macquarie shares under the staff share plans	– Required to hold shares to the value of at least 5 per cent of total profit share over the last ten years	– Eligible for options with a performance hurdle based on three year average return on ordinary equity against the 65th percentile of the companies in the S&P/ASX 100 Index
Other Executive Directors	291	– 20 per cent retained for ten years and notionally invested, to varying degrees, depending on role, in Macquarie-managed fund equity under the DPS Plan – Eligible Australian Executive Directors may voluntarily allocate additional profit share into Macquarie shares under the staff share plans	– Required to hold shares to the value of at least 5 per cent of total profit share over the last five years	– Eligible for options with a performance hurdle based on three year average return on ordinary equity against the 50th percentile of the companies in the S&P/ASX 100 Index
Division Directors/ Associate Directors	2,264	– Retention of annual profit share amounts above certain thresholds – Eligible Australian staff may voluntarily allocate some profit share into Macquarie shares under the staff share plans	–	– Eligible for options
Other Staff	10,543	– Retention of annual profit share amounts above certain thresholds – Eligible Australian staff may voluntarily allocate some profit share into Macquarie shares under the staff share plans	–	–

Therefore, at the most senior level (the Executive Committee members), direct alignment with long-term shareholder interests is achieved by:

- retaining 20 per cent of each annual profit share allocation into Macquarie-managed fund equity for 10 years, subject to forfeiture if a disqualifying event occurs;
- allocating an additional portion of each annual profit share allocation into Macquarie shares for at least three years;
- imposing an aggregate minimum shareholding requirement proportionate to an individual's ten year profit share history; and
- granting options over Macquarie shares which vest in three tranches over two, three and four years and are subject to a performance hurdle based on Macquarie's relative return on ordinary equity performance.

Executive Committee members may also voluntarily elect to have a greater portion of their profit share allocated into Macquarie shares under the staff share plans.

From a retention perspective, these various arrangements are designed to interact with one another, for example options vest over two to four years and the retained amounts under the Directors Profit Share Plan vest over five to ten years. The vesting continuum for a new Executive Director can be represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Options granted on promotion to Executive Director		One-third vests*	One-third vests*	One-third vests*	Option expiry**					
Director's profit share entitlement					One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests and retained amount paid out***

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

** Options expire five years after grant if not exercised earlier.

*** If an Executive Director leaves prior to the end of the ten year period then any vested retained amounts may be paid out earlier subject to a determination as to whether any disqualifying events have occurred (refer section 3.3.1.1).

These arrangements are explored in the remainder of section 3.3.

There are some overarching rules applicable to equity-based remuneration:

- the following cannot be hedged:
  - shares held to satisfy the minimum shareholding requirement;
  - shares held under the Executive Committee share acquisition plan; and
  - unvested options.
- all shares and options must be dealt with in accordance with the Trading Policy, which is available on Macquarie's website, including that trading must be conducted within designated windows.

All Executive Committee members and Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

More generally, long-term alignment is encouraged through the emphasis on a degree of consistency over time in remuneration arrangements. Many initiatives on which staff work can take a long time—sometimes years—to come to fruition. Because the remuneration system is outcomes driven, profit share allocations for transactions and business development activities that are "in progress" are low. Staff must, therefore, have confidence that when a transaction is completed potentially some years later, the remuneration system will recognise successful outcomes in the way the staff member anticipated at the outset of the transaction. This requires consistency over time.

Macquarie has been successful over a long period in building new businesses. The long-term view taken by staff reflects their confidence in the consistency of the remuneration approach.

Such consistency has been achieved by incremental change, without the need for dramatic adjustments to remuneration policies in any one year.

3.3.1 Profit share arrangements – delivery of profit share allocations

The treatment of profit share allocations to Executive Committee members has been modified during 2008, with enhancements to the use of equity-based compensation transitioning in during 2008 and 2009.

The following table sets out the way that each annual profit share allocation will be delivered to the Managing Director and Chief Executive Officer and other Executive Committee members in 2008 and 2009 compared with 2007.

% Allocations	Reference	Managing Director and Chief Executive Officer*			Other Executive Committee Members		
		2007	2008	2009	2007	2008	2009
Annual profit share allocation split as follows:							
Retained under the DPS Plan	Section 3.3.1.1	20	20	20	20	20	20
Allocated to MGL Shares**	Section 3.3.1.2	–	10	35	–	10	20
Otherwise available***		80	70	45	80	70	60
Total		100	100	100	100	100	100

* References to the Managing Director and Chief Executive Officer refer to the new Managing Director and Chief Executive Officer. The modifications noted here do not apply to the current Managing Director and Chief Executive Officer given his planned retirement.

** Subject to Minimum shareholding requirement.

*** Eligible Australian Executive Directors have the opportunity to voluntarily invest additional amounts in equity from this remaining component, for example by electing to invest in MGL shares pursuant to the Macquarie Group Staff Share Acquisition Plan.

3.3.1.1 Retention under the Directors' Profit Share (DPS) Plan

The DPS Plan is a fundamental tool in the Group's retention and alignment strategies, encompassing both long-term retention arrangements and equity holding requirements. Under the DPS Plan, 20 per cent of each Executive Director's annual gross cash incentive is withheld and is subject to restrictions.

The amounts retained under the DPS Plan begin to vest after five years of service as an Executive Director and fully vest after 10 years. Vested amounts are then released to an Executive Director at the earliest of the Executive Director's ceasing employment or the end of a 10 year period.

Assuming continued employment with the Group, a rolling 10 year retention always exists e.g. amounts retained in year 1 will be released in year 11, amounts retained in year 2 will be released in year 12, and so on.

Forfeiture rules

The retained amounts are subject to forfeiture should a disqualifying event occur. An Executive Director will not be entitled to any of their retained DPS (or any future notional income or capital growth on their retained DPS) if the Board or the Executive Committee, in its absolute discretion, determines that the Executive has:

- committed an act of dishonesty; or
- committed a significant and wilful breach of duty that causes significant damage to the Group; or
- left employment with the Group to join a competitor of the Group; or
- taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

Notional investment

The retained amounts for Executive Directors are notionally invested over the retention period. This investment is described as "notional" because the Executive Directors do not directly hold securities in relation to this investment. However, the value of the retained amounts will vary as if these amounts were directly invested in actual securities, giving the Executive Directors an effective economic exposure to the performance of the securities.

The Executive Committee makes an annual determination as to how each Executive Director's retained DPS for that year should be notionally invested by the Group. In making this determination, the Executive Committee takes into account the recommendations of the relevant Group Heads and applies the following general principles that were established by the Board Remuneration Committee in 2006 under a delegation from the Board:

- retained DPS for Executive Directors who are involved in the management of a particular fund (e.g. the CEO of a fund), will be 100 per cent notionally invested in the fund;
- retained DPS for Executive Directors who are involved more generally in the management of one of Macquarie's funds businesses, including certain Group Heads, will be 100 per cent notionally invested in a portfolio of funds managed by that particular business;

- retained DPS for other Executive Committee members will be 100 per cent notionally invested in a general portfolio of specialist funds managed by the Group;
- retained DPS for Executive Directors who provide other services to particular funds businesses (e.g. advisory services), will be 100 per cent notionally invested in a portfolio of funds managed by that particular business; and
- retained DPS for all other Executive Directors will be notionally invested in a general portfolio comprising a mix of cash and equity investments in various specialist funds managed by the Group.

Notional returns on these amounts may be paid annually to Executive Directors, and these amounts are required to be disclosed as remuneration for Key Management Personnel.

Former Directors' Profit Share arrangements
The DPS Plan replaced the DPS Trust Scheme which operated from 1998 to 2004. Under the former DPS Trust Scheme, the retention arrangements operated on a post-tax basis and Executive Directors were required to hold Group shares within the Scheme. All balances held under the former DPS Trust Scheme are being transitioned to the DPS Plan under transitional arrangements which ensure the required balances are retained.

3.3.1.2 Additional arrangements for Executive Committee members
To further enhance the level of alignment with shareholders, remuneration arrangements for Executive Committee members were changed in 2008 to reflect a larger portion of the annual profit share being allocated to invest in Macquarie Group Limited shares for at least three years, rather than being otherwise available.

For Executive Committee members (except for the current Managing Director and Chief Executive Officer who is retiring in May 2008), this element will comprise 10 per cent pre-tax of annual profit share for 2008. In 2009, this will rise to 35 per cent pre-tax for the Managing Director and Chief Executive Officer and 20 per cent pre-tax for other Executive Committee members.

The shares will be acquired under, or issued via, a dedicated sub-plan of the Macquarie Group Staff Share Acquisition Plan (MGSSAP) at prevailing market prices. The MGSSAP is discussed in section 3.3.1.4.

The shares will be held in the plan for three years although the executive may elect to leave the shares in the plan for up to 10 years. Executive Committee members are not permitted to hedge their interests in these shares.

In 2008, new shares will be issued under these arrangements in relation to all Executive Committee members, except Mr Nicholas Moore. In 2008, Mr Moore's shares under these arrangements will be acquired on-market.

This additional profit share component relates to services already performed by the individuals, and would otherwise have been paid out as cash, hence no additional performance conditions have been imposed. However, the individuals will be at full risk on the value of the shares granted and the shares will be subject to forfeiture in circumstances including dismissal with cause, theft, fraud or defalcation, or bringing any Macquarie Group entity into disrepute.

3.3.1.3 Minimum shareholding requirement for Executive Directors
The DPS Plan also imposes on Executive Directors a requirement to hold MGL shares equivalent to the aggregate of 5 per cent (being the deemed after-tax equivalent of 10 per cent) of their annual gross DPS allocation for the past five years (for the wider Executive Director population) or ten years (for Executive Committee members).

These shares cannot be hedged.

For Executive Committee members, MGL shares delivered through the profit share arrangements described in section 3.3.1.2 above are eligible to meet this requirement.

3.3.1.4 Staff share plans: encouraging broader staff equity participation
In addition to the arrangements already outlined, the Group has a number of employee share plans that encourage share ownership by providing concessional tax treatment for shares acquired by employees under the plans.

Staff share acquisition plan
Under the Macquarie Group Staff Share Acquisition Plan (MGSSAP), eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to acquire fully paid ordinary Group shares. The MGSSAP was adopted by the Group on the corporate restructure in November 2007 and substantially replicates the terms of the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) which was approved by MBL shareholders in 1999. The MGSSAP was modified recently to include the ability to issue new shares as an alternative to acquiring existing shares on-market, at the option of the Group. In 2008, most participation will be in the form of newly issued shares as this mechanism can provide better price certainty to staff and, hence, improve the level of staff participation and engagement. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Group or a related company;
- a request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

Shares held via the MGSSAP may be forfeited if an employee is dismissed with cause, commits fraud or theft or otherwise brings the Group into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

In 2007, 852 eligible Australian employees elected to participate in the MBSSAP using their 2007 profit share allocations. 313,615 shares were allotted in July 2007.

Employee share plan
The Macquarie Group Employee Share Plan (ESP) substantially replicates the terms of the Macquarie Bank Employee Share Plan which was approved by the Bank's shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of fully paid ordinary Group shares funded from pre-tax available profit share.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Group or a subsidiary of the Group. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Group's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

In 2008, 1,735 eligible Australian employees elected to participate in the ESP (2007: 1,664).

3.3.2 Options
The use of equity, including options, is common market practice in investment banking for senior executive remuneration to ensure a strong motivation exists to increase the share price.

Options are allocated to new Directors to give them immediate exposure when they join the Group or are promoted to a new Director level. Options are also allocated annually in recognition of performance.

Options perform a number of critical functions:

- they are a reward for past performance, being a key component of "at risk" annual remuneration – they are allocated each year to Director level staff in recognition of performance;
- they provide a long-term equity incentive by encouraging Director level staff to contribute to the Group's activities in a way that should collectively lead to share price appreciation, which is a direct benefit to shareholders; and
- they encourage retention of Director level staff over the relevant service period, with annual allocations ensuring that Directors generally have a number of unvested options at a point in time.

The fact that Macquarie only issues options with an exercise price set at the prevailing market price means that increased shareholder wealth is required for options to have any value to the executive. Therefore, unlike other arrangements such as performance rights/shares, options are only valuable if the share price rises above the prevailing market price at the time of the grant.
Over and above the performance hurdles, the exercise price, therefore, acts as an embedded share price hurdle (being the price which must be paid to exercise the option).

Options are also allocated to staff on promotion to the various Director levels, and to new recruits at each of these Director levels, with the number allocated depending on the Director level.

The options are five year options issued for no consideration with an exercise price set at the prevailing market price on grant, and can be exercised after two, three and four years.

Options granted to Executive Directors are subject to a performance condition which must be satisfied for the options to be exercised. In contrast to this approach, most of the Group's overseas competitors do not have performance hurdles attached to their long-term incentive plans, including their option schemes.

As has been the case for several years, the performance hurdle requires that the Group's three year average return on ordinary equity exceeds the three year average return on ordinary equity at a certain percentile level of a reference group of companies. This hurdle operates in addition to both the time vesting rules and the embedded share price hurdle.

As explained further below, the Group believes that its overall performance should be judged against other major ASX-listed companies, hence it uses the constituents of a relevant S&P/ASX index as the reference group for the performance hurdle, as explained in Section 3.3.2.3.

Executive Directors are forbidden from hedging unvested options.

3.3.2.1 Determination and allocation of the options pool
The Board approves the annual maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits on the number of options that may be on issue at any point in time and the overall remuneration policies.

The majority of these options are allocated to individual executives in broadly the same manner as annual profit share allocations (refer section 3.2.1), i.e. it is performance based. The share utilisation chart in section 2.3 demonstrates that the total use of options is well within the normal range for the peer group.

3.3.2.2 General terms of option arrangements

The Plan

Plan	Macquarie Group Employee Share Option Plan (MGESOP)
History	The Macquarie Group has had an employee option plan in place since 1995, with only minor amendments to the Plan rules being made over that time. The MGESOP was established by Macquarie Group Limited with substantially the same terms as the predecessor plan, the Macquarie Bank Employee Share Option Plan, administered by Macquarie Bank Limited
Eligible staff	Associate Director, Division Director and Executive Director
Number of participants	2,595 as at 31 March 2008 (2007: 2,099)

Key Option Terms

Options over	Fully paid unissued ordinary shares in Macquarie Group Limited
Term of options	Five years
Consideration	Nil
Exercise price	Set at the prevailing market price: the exercise price will generally be the weighted average price of shares traded on ASX during one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades)
Vesting schedule	Options vest progressively over time, with similar rules applying to new starters and existing employees as follows: – for new starters, options vest in three tranches as to one third of each grant after the second, third and fourth anniversaries of the date of commencement of employment; and – for existing employees, options vest in three tranches as to one third of each grant on 1 July two, three and four years after the allocation of the options In other words, the average option vesting period is three years However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied (refer section 3.3.2.3)
Hedging	Executive Directors are not permitted to hedge unvested options. Executive Directors are permitted to hedge options which have previously vested because the minimum service period and relevant performance hurdles, as described in this section have been satisfied

3.3.2.3 Performance hurdles for Executive Director options

Description of performance hurdles for Executive Director options

Applicability	Performance conditions are imposed as summarised below on options granted to Executive Directors
Description of performance hurdle	The performance hurdle requires that the Group's three year average return on ordinary equity exceeds the three year average return on ordinary equity of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the vesting rules and the embedded share price hurdle
Basis of hurdle	Macquarie's **three year average return on ordinary equity** versus companies in a Reference Index *Rationale:* Refer to section 3.2 for the rationale behind the use of return on ordinary equity as a critical shareholder return driver
Reference index	S&P/ASX 100 Index (note that the S&P/ASX 300 Industrials Index was used for options granted prior to June 2006) *Rationale:* – The **S&P/ASX 300 Industrials Index** was initially chosen since the Group has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australian larger listed companies – The change to a narrower group of companies, the **S&P/ASX 100 Index**, is in recognition of the increase in the Group's market capitalisation – The choice of this Reference Index reflects investor feedback and recognises that the Group is an Australian company and its performance should be judged against other major listed Australian companies – On this basis, the independent remuneration consultant concluded that the Reference Index was appropriate – If the Group wished to benchmark against a peer group, it would be very difficult to compile a comparator group of meaningful size of individually listed organisations with a sufficiently similar business mix – Such an index would likely comprise fewer than ten peers given that few, if any, organisations provide a close comparable to the Group in terms of important factors such as business mix. Different accounting practices globally would also impact the comparability of information between organisations – The independent remuneration consultant noted similar drawbacks to such an approach – The ASX Indices represent a well-known and third party produced index, and therefore comprise a more objective measure than would be the case for any subjectively-compiled peer group – The Group's performance against both these ASX indices and other major international investment banks has been strong (refer table below)

Performance level required to meet hurdle	For Executive Committee members, above the **65th percentile** was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options are able to be exercised *Rationale:* Being a three year average return on ordinary equity measure, the Group's performance hurdle rewards sustained strong performance and is relatively well insulated from short-term fluctuations. The Group, therefore, believes that it is appropriate for 100 per cent of the relevant options award to vest on satisfaction of the hurdle The conditions imposed on options issued to Executive Directors who are not members of the Group's Executive Committee or the Board are identical to those summarised in the table above, with the exception that the hurdle is the 50th percentile rather than the 65th percentile. This reflects the fact that these Executive Directors have less capacity to influence the Group's overall results and, individually, have less influence over the level of the Group's capital Note that from mid-2002 to November 2004, the performance level required to satisfy the hurdle for Executive Committee members was "at or above the 65th percentile" rather than "above the 65th percentile"
Application of retesting	No retesting for option grants has applied since June 2006. The performance hurdle is tested once only (at time of vesting). Prior to June 2006, the performance hurdle was retested on a quarterly basis until expiry
Calculation methodology	In assessing whether the Group's performance is above these hurdles, the Group obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of the Group based on the three year average annual return on ordinary equity against all companies in the applicable reference index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed

This hurdle is challenging. The hurdle is tougher when the reference group is the ASX 100 companies rather than using an international peer group. However, Macquarie's performance has been strong against both the relevant ASX indices and the international investment banking competitors. This shows that, of the international investment banking peers:

- only two of the competitors have a three year average ROE higher than Macquarie
- only two of the competitors would have met the performance hurdle that applies to the options of Macquarie's Executive Committee members

Macquarie's performance against options hurdles reference groups and peer group

	Three year average return on ordinary equity as at 31 March 2008 %
Macquarie Group Limited	25.8*
S&P/ASX 100 Index – 65th percentile (current hurdle)	24.1
S&P/ASX 300 Industrials Index – 65th percentile (previous hurdle)	21.7
International Investment Banking Peers – 65th percentile	19.7
International Investment Banking Peers – average	18.8

* This three year average is based on the Group's 2006, 2007 and 2008 results. The performance hurdle test is actually applied as at the end of each calendar quarter in relation to the upcoming quarter. As at the last measurement date, 31 March 2008, the Group's most recent three year return on ordinary equity data was in relation to its 2005, 2006 and 2007 results (an average of 27.5 per cent) and this data was used in determining whether the performance hurdle had been satisfied in relation to Executive Director options due to vest in the period 1 April 2008 to 30 June 2008 inclusive.

3.4 No special contractual termination payments

The following table summarises key features of the employment contracts for Executive Committee members and Executive Voting Directors:

Length of contract	Permanent open ended
Remuneration review period	1 April – 31 March annually
Directors' profit share participation	All Executive Directors are eligible to participate in the Directors' Profit Share (DPS) Plan, referred to in section 3.3.1.1 above, which ensures that a large part of their remuneration is 'at risk'. The Rules of the DPS Plan are set out in the internal 'Macquarie Group Limited Executive Directors' Remuneration' booklets. Upon retirement from Macquarie, Executive Directors may be entitled to the vested retained DPS held under the Plan provided that it is determined that no disqualifying events have occurred
Option participation	All Executive Directors are eligible to participate in five year options over ordinary unissued Macquarie Group Limited shares, under the terms described in section 3.3.2. Subject to discretions able to be exercised by the Board or its delegates, on termination from Macquarie, Executive Directors are entitled to retain those options which have vested at the termination date
Termination of employment	Termination of employment by Macquarie or the executive requires four weeks notice*

* In Australia, executives given notice by Macquarie may receive an additional week's notice where they are over 45 years of age and have more than two years' continuous service.

Subject to minor variations arising from local employment and other laws in the jurisdictions in which Macquarie operates, the same contractual arrangements generally apply to all executives at Executive Director level.

Contractually, Executive Directors who leave Macquarie are eligible to receive vested retained profit share (subject to there being no disqualifying event in the period of up to six months following the departure), may retain any vested but unexercised options (which will lapse if they are not exercised in the six months following departure). Depending on the jurisdiction, they may also receive a payment in lieu of any accrued but untaken leave and entitlements. Aside from notice (for which a payment or part payment may be made in lieu of being required to work the notice), no other contractual termination entitlements exist.

4 Providing strong governance structures and processes: oversight of remuneration

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives;
2. **achieving** results;
3. **structuring** remuneration to motivate staff to create shareholder value;
4. **providing strong governance structures and processes; and**
5. **recognising** Non-Executive Directors for their role.

4.1 Strong Board oversight to ensure sound overall remuneration governance

The Board of Directors has oversight of the Group's remuneration arrangements. The Board has established a Board Remuneration Committee whose objective is to assist the Group Board and the Board of Macquarie Bank Limited (the Bank), a key operating subsidiary, with the Group's remuneration policies and practices.

In line with the normal periodic rotation of Board committee responsibilities, the composition of the Committee changed during the year. The Committee currently comprises four Non-Executive Directors, a majority of whom are Independent, including the Committee Chairman:

Helen Nugent	Committee Chairman	Non-Executive Director
David Clarke	Committee Member	Non-Executive Chairman
John Niland	Committee Member	Non-Executive Director
Peter Warne	Committee Member	Non-Executive Director

The Committee has a regular meeting cycle and holds additional meetings as needed. The Committee met seven times over the last financial year with all members in attendance at each meeting, except that the Non-Executive Chairman of the Board did not attend one meeting relating solely to his own remuneration, in line with Macquarie's processes for managing conflict.

The responsibilities of the Committee are set out in a formal charter which is available on the Group's website. Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

The **Non-Executive Directors of the Boards of Macquarie and the Bank**, as appropriate, approve the following on the recommendation of the Board Remuneration Committee:

- all individual remuneration/profit share recommendations for members of the respective Executive Committees and other Executive Voting Directors (including the Managing Director);
- all individual performance option grants to members of the respective Executive Committees, with the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting;
- other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications; and
- the continued application of the profit share methodology.

Subject to the appropriate management of conflict of interest issues, the **Macquarie Board of Directors** approve the following on the recommendation of the Board Remuneration Committee:

- material changes to the recruitment, retention and termination policies and procedures for Macquarie's senior management team (Executive Committee and other Group Heads);
- recommendations relating to the remuneration framework for Macquarie, including in relation to the Non-Executive Directors of Macquarie and the Bank;
- appropriate levels of delegated responsibility from Macquarie's Board to management for remuneration-related policy and practice decisions;
- remuneration recommendations relating to Non-Executive Directors of Macquarie and the Bank;
- other material changes to remuneration policies; and
- determination of the total option pool available for annual performance/promotion grants to staff.

The **Board Remuneration Committee** approves the following matters **on behalf of the Macquarie Board**:

- changes to the recruitment, retention and termination policies and procedures for Macquarie's senior management team (Executive Committee and other Group Heads) not requiring Macquarie Board approval;
- material changes to superannuation/pension arrangements; and
- other changes to remuneration policies not requiring Macquarie Board approval.

The **Board Remuneration Committee** approves the following matters **on behalf of both the Macquarie Board and the Bank's Board**:

- all individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Non-Executive Directors of the Macquarie and Bank's Board as noted above;
- remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board);
- all individual promotion/performance options grants to staff other than those designated above; and
- the specific notional portfolio allocations of retained Directors' Profit Share amounts for individual Executive Directors.

The Board Remuneration Committee also has the authority to monitor the implementation of the executive remuneration policy, including an annual review of compliance with the Executive Director minimum shareholding requirements.

The Board has adopted internal guidelines on declaring and dealing with conflicts of interest. These are rigidly followed by the Committee.

This remuneration governance framework ensures that remuneration recommendations relating to staff at various levels of seniority must be approved at an appropriate level of authority.

The following diagram highlights the Board's involvement with critical remuneration decisions through the annual remuneration cycle.

Board oversight of remuneration decisions


Approvals
- Changes to profit share methodology reviewed by BRC and approved by Non-Executive Directors of the Board
- Non-Executive Directors of the Board approve:
- Total option pool available for annual performance/promotion grants to staff
- The continued application of the profit share methodology
- The Board Remuneration Committee approves the calculation of the final profit share pool based on application of the methodology
- Non-Executive Directors of the Board approve:
- All individual profit share recommendations for Executive Committee members and other Executive Voting Directors
- All individual performance options grants to Executive Committee members*
- The Board Remuneration Committee approves:
- All individual promotion/performance options grants to staff other than those designated above
- All individual profit share recommendations for Executive Directors other than those required to be approved by the Board as noted above
Confirm methodology
Create pools
Allocate pools
- Profit share methodology reviewed at least annually including the proportion of after-tax profit and the proportion of earnings in excess of the Group's cost of capital that are used to calculate the profit share pool
- Size of the profit share pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital
- These are the two key drivers of shareholder value
- Options pool determined annually having regard to the limits on the number of options that may be on issue at any point in time and remuneration strategy generally
- Primary basis for allocating the profit sharing and options pool to business areas is based on the business's relative contribution to profits taking into account capital usage
- Allocations to individuals are based on their performance**
- Performance criteria vary depending on an individual's role but are linked where possible to outcomes that contribute directly to NPAT and ROE

* On the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting.

** Refer also to the commentary in section 3.2.1 in relation to staff who have fund responsibilities.

4.2 Independent remuneration review

The Board Remuneration Committee has access to senior management of the Group and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

During 2008, the Board Remuneration Committee, on behalf of the Non-Executive Directors of the Group, commissioned an independent review of Executive Director remuneration from a US office of the global remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

Findings from the review include that:

- Macquarie has used essentially the same remuneration system since the Group's founding;
- the objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks;
- Macquarie's remuneration system:
  - has assisted Macquarie's top-of-market total shareholder return, superior return on equity results and stellar earnings growth over the past decade;
  - has helped ensure that pay and performance are linked tightly; and
  - has several means to align executive reward and shareholder value creation;
- Macquarie's remuneration governance process is fairly similar to that in place at Macquarie's peer US investment banks;
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks, including that:
  - fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives);
  - Macquarie's annual profit share is based on profit and return on equity;
  - individual profit share awards to executives are highly differentiated by individual contribution and results;
  - a meaningful portion of profit share is invested in equity and withheld for several years;
  - executives must maintain an equity stake in the company;
  - equity-based compensation (in the form of MGL options) is used as a long-term incentive for executives;
  - Macquarie imposes a long vesting period on the portion of profit share deferred into Group funds, which is akin to the practice of several US investment banks and financial institutions that imposes long-term sale restrictions on bonus that is deferred into shares;
- Macquarie's deferred profit share arrangements impose a longer vesting period than most of its international investment banking competitors;
- Macquarie uses performance hurdles on its options for Executive Directors whereas typical US practice is either to have options vest solely after the fulfilment of service requirements, or to use restricted shares which also typically vest solely based on service;
- Macquarie's total remuneration as a percent of income is in the lower half relative to investment bank peers; and
- additionally, Macquarie's remuneration ratios are meaningfully lower than many peers who had weak 2007 performance years.

An external review of Non-Executive Directors' remuneration was also commissioned in early 2008 from Mercer (refer section 5.2 for details).

5 Recognising Non-Executive Directors for their role
Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives;
2. **achieving** results;
3. **structuring** remuneration to motivate staff to create shareholder value;
4. **providing strong governance structures and processes**; and
5. **recognising Non-Executive Directors for their role.**

Finally, Macquarie's remuneration approach ensures that the Non-Executive Directors are appropriately recognised for their role in providing good governance. Reflecting this different focus, the remuneration arrangements applicable to Non-Executive Directors, as outlined in this section, are different from the arrangements applicable to executives.

5.1 Non-Executive Director remuneration policy
Macquarie's Non-Executive Director remuneration policy is focused on the overall objective of ensuring that Non-Executive Directors are recognised appropriately for providing good overall governance. This objective is achieved by:

(a) Setting Board and Committee fees at a level to ensure that Non-Executive Directors are remunerated in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved;

(b) Delivering these fees in a form that is not in any way contingent on Macquarie's performance;

(c) Requiring Non-Executive Directors to have a meaningful direct shareholding in Macquarie, and making available a similar share plan as is available to eligible Australian staff to allow Non-Executive Directors to allocate a portion of their Board and Committee fees into Macquarie equity; and

(d) Not providing termination or retirement benefits other than payments relating to their accrued superannuation contributions comprising part of their remuneration

Thus, Macquarie's Non-Executive Director remuneration arrangements are structured quite differently from the executive remuneration arrangements. Executive Directors are not remunerated for acting as Voting Directors.

All Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

All Non-Executive Directors of Macquarie Group Limited are also Non-Executive Directors of Macquarie Bank Limited, a key operating subsidiary. This policy governs the Non-Executive Directors of both MGL and MBL in aggregate.

5.2 Board and Committee fees
Non-Executive Directors are remunerated via Board and Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. These fees are reviewed annually on the basis of a comparison to market rates. An external review is conducted periodically both as verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was commissioned and conducted in early 2008 to ensure that the Non-Executive Directors' remuneration was in line with the relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate. The review was conducted by Mercer. The Board of Directors critically evaluated the analyses and the conclusions reached.

The Group's Non-Executive Directors are remunerated for their services from the maximum aggregate amount approved by shareholders for that purpose. The maximum aggregate amount of $3,000,000 was approved by Macquarie Bank Limited shareholders at MBL's 2007 Annual General Meeting. This same amount has been set in place for Macquarie Group Limited and applies on a consolidated basis.

Although fees have been split between Macquarie Bank Limited and Macquarie Group Limited, the Board ensures that Non-Executive Director remuneration for Macquarie Bank Limited and Macquarie Group Limited taken together does not exceed this shareholder-approved maximum aggregate amount.

Current per annum rates for Non-Executive Directors of Macquarie Group Limited (MGL) and Macquarie Bank Limited (MBL) became effective from 13 November 2007, the implementation date of the corporate restructure, and are as set out in the table below:

MGL and MBL Fees	**MGL fees**		**MBL fees**		**Total fees**	
From 13 November 2007 onwards	**Chairman**	**Member**	**Chairman**	**Member**	**Chairman**	**Member**
Board	$515,000	$140,000	$240,000	$65,000	$755,000	$205,000
Board Risk Committee	N/A*	$18,000	N/A**	N/A**	–	$18,000
Board Audit and Compliance Committee	$60,000	$30,000	N/A**	N/A**	$60,000	$30,000
Board Remuneration Committee	$50,000	$25,000	N/A**	N/A**	$50,000	$25,000
Board Corporate Governance Committee	$36,000	$18,000	N/A**	N/A**	$36,000	$18,000
Board Nominating Committee	N/A*	$8,000	N/A**	N/A**	–	$8,000

Prior to 13 November 2007, Non-Executive Directors were separately remunerated only for their responsibilities on the Macquarie Bank Limited Board. The per annum rates that applied for the various Board and Committee responsibilities were as follows:

MBL Fees	**1 July 2006 – 30 June 2007**		**1 July 2007 – 12 November 2007**	
Prior to 13 November 2007	**Chairman**	**Member**	**Chairman**	**Member**
Board	$680,000	$190,000	$755,000	$205,000
Board Risk Committee	N/A*	$16,500	N/A*	$18,000
Board Audit and Compliance Committee	$60,000	$30,000	$60,000	$30,000
Board Remuneration Committee	$40,000	$20,000	$50,000	$25,000
Board Corporate Governance Committee	$28,000	$14,000	$36,000	$18,000
Board Nominating Committee	N/A*	$4,500	N/A*	$8,000

* These roles are currently filled by the Non-Executive Chairman who is not separately remunerated for Committee responsibilities.

** MBL does not have separate Committees, although MGL's Audit and Compliance Committee and Remuneration Committee support both Boards.

These base and Committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Group's fully-paid ordinary shares issued via the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP), a mechanism for the Non-Executive Directors to acquire additional fully paid ordinary shares in the Group. The terms of the NEDSAP substantially replicate the terms of an equivalent plan that was operated by Macquarie Bank Limited, as approved at Macquarie Bank Limited's 1999 Annual General Meeting. Shares under the NEDSAP are acquired on-market at prevailing market prices.

Information on the frequency of Board and Committee meetings is included on page 53 of the Directors' Report.

There are no termination payments to Non-Executive Directors on their retirement from office (and there never were in the case of both Macquarie Group Limited and Macquarie Bank Limited) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

5.3 Minimum shareholding requirements for Non-Executive Directors

In order to encourage long-term commitment and to more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain, directly or indirectly, a holding of 4,000 fully paid ordinary shares, which they may accumulate over three years. They are required to extend this holding by an additional 2,000 shares over the next two years, such that they maintain a holding of 6,000 fully paid ordinary shares which they may accumulate over five years. These minimum holdings may be contributed via participation in the NEDSAP.

Under the Group's Trading Policy, Non-Executive Directors are forbidden from hedging shares held to meet this minimum shareholding requirement. Actual shareholdings are set out in Appendix 3 below.

Appendices: Key Management Personnel disclosures

Appendix 1: Key Management Personnel

The Macquarie Group restructured on 13 November 2007. The Key Management Personnel for the restructured MGL Group have remained the same as the predecessor entity Macquarie Bank Limited. Prior to the date of restructure, disclosures throughout this section of the Report are in respect of the MBL Group.

The restructure was accounted for as a reverse acquisition in accordance with *AASB 3: Business Combinations*. MGL's consolidated financial statements and the disclosures throughout this section of the report have been presented as a continuation of the Macquarie Group. Full details of the restructure can be found in Note 1 of the Financial Statements.

Throughout these Appendices, Mr Clarke and Mr Johnson are presented as Non-Executive Directors for the current year and Executive Directors for the comparative year. This was because they both retired from executive responsibilities with effect from 31 March 2007.

The following persons were Voting Directors of Macquarie Group Limited, or the previous ultimate parent of the Macquarie Group, Macquarie Bank Limited, for the period during the financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated:

Directors:		*Changes during 2007 & 2008 (except as noted below)*
Executive		
N.W. Moore*	Group Head, Macquarie Capital	Appointed 22 February 2008
A.E. Moss, AO*	Managing Director and Chief Executive Officer	
L.G. Cox, AO		
Non-Executive		
J.G. Allpass		Retired 19 July 2007
D.S. Clarke, AO**	Chairman	
M.R.G. Johnson**	Deputy Chairman	Retired 19 July 2007
P.M. Kirby		
C.B. Livingstone, AO		
B.R. Martin		Retired 20 July 2006
H.K. McCann, AM		
J.R. Niland, AC		
H.M. Nugent, AO		
P.H. Warne		

* Members of the Group's Executive Committee as at 19 May 2008.

** Mr Clarke and Mr Johnson both retired from Executive responsibilities on 31 March 2007.

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Group and its controlled entities during the financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated:

Executives:

J.K. Burke*	Group Head, Equity Markets Group
M. Carapiet*	Joint Head, Macquarie Capital Advisers, Macquarie Capital
A.J. Downe*	Group Head, Treasury & Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Chief Financial Officer
W.J. Moss, AM	Former Group Head, Banking & Property Group (retired on 30 March 2007)

Notes:

The composition of the Macquarie Group Limited Board changed on 30 August 2007. For the period from incorporation until 30 August 2007, W.R. Sheppard, G.C. Ward and S.J. Dyson were Directors of Macquarie Group Limited. During this time, the company was dormant. W.R. Sheppard, G.C. Ward and S.J. Dyson did not receive any remuneration for their services as Directors.

A.E. Moss, L.G. Cox, D.S. Clarke, P.M. Kirby, C.B. Livingstone, H.K. McCann, J.R. Niland, H.M. Nugent and P.H. Warne were appointed as Directors of Macquarie Group Limited on 30 August 2007.

P.H. Warne was appointed as a Director of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group, on 1 July 2007.

* Members of the Group's Executive Committee as at 19 May 2008.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in compliance with *AASB 124: Related Party Disclosures*. For the purpose of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by the Accounting Standard. The Group's Non-Executive Directors are specifically required by the Accounting Standard to be included as Key Management Personnel. However, the Non-Executive Directors do not consider that they are part of 'management'.

Appendix 2: Remuneration disclosures

Executive remuneration

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 3 above. These executive remuneration arrangements applied to Mr Clarke and Mr Johnson up to and including 31 March 2007.

The individuals identified above as Key Management Personnel include the five highest remunerated Company Executives and Relevant Group Executives.

In accordance with the requirements of *AASB 124: Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the year ended 31 March 2008 and the year ended 31 March 2007, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

As explained in section 3.3.1.1 above, DPS amounts retained under the DPS Plan are notionally invested for Executive Directors, providing them with an economic exposure to the underlying investments, typically Macquarie-managed specialist funds. This ensures that they are exposed to both the upside and downside of the underlying securities.

Executive Directors are each entitled to amounts equivalent to the investment earnings (dividends/distributions and security price appreciation) on the underlying securities. Where these amounts are positive, they may be paid to Executive Directors as additional remuneration and are included in the relevant remuneration disclosures below as part of Long-Term Employee Benefits (refer to the "Earnings on prior year restricted profit share" column in the tables on pages 94 to 95). When these amounts are negative, they are deducted from "Long-Term Employee Benefits" remuneration in the same column.

These earnings on restricted profit share amounts reflect the investment performance of the assets in which prior year retained DPS amounts have been invested. Their inclusion in the individual remuneration disclosures below may therefore cause distortions when year-on-year remuneration trends are examined. They do not reflect remuneration review decisions made in relation to the individual's current year performance.

The table below highlights the underlying remuneration trend by adjusting the disclosed remuneration to exclude these earnings on retained DPS amounts for Key Management Personnel.

The information is also presented with Mr Clarke, Mr Johnson and Mr W.J. Moss excluded so that a proper year-on-year comparison can be made with the same individuals in both periods. Because the above named Executives either retired or resigned from Executive duties, they have been excluded from this analysis to provide a meaningful year-on-year comparison of data.

	2007 $	**2008 $**	Increase/ (Decrease)
All Executive Key Management Personnel			
Total disclosed remuneration	207,074,381	**124,746,718**	(39.8%)
Less/(Add): Earnings/(Loss) on restricted profit share amounts	13,786,054	**(15,447,287)**	
Total underlying remuneration	193,288,327	**140,194,005**	(27.5%)
Executive Key Management Personnel excluding Mr Clarke, Mr Johnson and Mr W.J. Moss			
Total disclosed remuneration	155,115,059	**124,746,718**	(19.6%)
Less/(Add): Earnings/(Loss) on restricted profit share amounts	10,808,051	**(15,447,287)**	
Total underlying remuneration	144,307,008	**140,194,005**	(2.9%)

		Short-Term Employee Benefits		
		Salary (including superannuation) $	Performance related remuneration (a) $	Total short-term employee benefits $
Executive Directors				
L.G. Cox	**2008**	**396,270**	**1,000,912**	**1,397,182**
	2007	395,886	1,139,168	1,535,054
N.W. Moore	**2008**	**517,573**	**18,726,921**	**19,244,494**
	2007	517,490	22,801,375	23,318,865
A.E. Moss (f)	**2008**	**670,928**	**27,223,798**	**27,894,726**
	2007	670,819	23,178,183	23,849,002
Other Executives				
J.K. Burke	**2008**	**383,387**	**12,200,292**	**12,583,679**
	2007	383,325	10,550,610	10,933,935
M. Carapiet	**2008**	**383,387**	**13,189,505**	**13,572,892**
	2007	383,325	15,825,915	16,209,240
A.J. Downe	**2008**	**479,234**	**11,738,659**	**12,217,893**
	2007	479,157	15,072,300	15,551,457
P.J. Maher	**2008**	**455,273**	**3,297,376**	**3,752,649**
	2007	455,199	3,202,864	3,658,063
N.R. Minogue	**2008**	**431,311**	**3,462,245**	**3,893,556**
	2007	431,241	4,144,882	4,576,123
W.R. Sheppard	**2008**	**517,573**	**3,363,324**	**3,880,897**
	2007	517,490	6,782,535	7,300,025
G.C. Ward	**2008**	**431,311**	**3,528,193**	**3,959,504**
	2007	432,211	3,956,479	4,388,690
Former Executive Directors and Executives				
D.S. Clarke (g)	**2008**	**–**	**–**	**–**
	2007	335,410	17,595,026	17,930,436
M.R.G. Johnson (g)	**2008**	**–**	**–**	**–**
	2007	229,995	1,601,432	1,831,427
W.J. Moss (g)	**2008**	**–**	**–**	**–**
	2007	383,325	27,789,553	28,172,878
Total Remuneration – Executive Key Management Personnel	**2008**	**4,666,247**	**97,731,225**	**102,397,472**
	2007	5,614,873	153,640,322	159,255,195

Long-Term Employee Benefits			Share-Based Payments			Total Remuneration	Percentage of remuneration that consists of options
Restricted profit share (b) $	Earnings on prior year restricted profit share (c) $	Total long-term employee benefits $	Shares (d) $	Options (e) $	Total share-based payments $	$	%
250,228	**(54,098)**	**196,130**	**-**	**85,394**	**85,394**	**1,678,706**	**5.09**
284,792	77,283	362,075	–	58,920	58,920	1,956,049	3.01
5,350,549	**(2,194,999)**	**3,155,550**	**2,675,274**	**1,676,580**	**4,351,854**	**26,751,898**	**6.27**
5,700,344	2,478,509	8,178,853	–	1,396,821	1,396,821	32,894,539	4.25
-	**(4,877,847)**	**(4,877,847)**	**-**	**1,738,565**	**1,738,565**	**24,755,444**	**7.02**
5,794,546	2,437,804	8,232,350	–	1,408,466	1,408,466	33,489,818	4.21
3,485,798	**292,941**	**3,778,739**	**1,742,899**	**605,121**	**2,348,020**	**18,710,438**	**3.23**
2,637,652	584,091	3,221,743	–	497,409	497,409	14,653,087	3.39
3,768,430	**(1,449,207)**	**2,319,223**	**1,884,215**	**1,371,250**	**3,255,465**	**19,147,580**	**7.16**
3,956,479	1,674,341	5,630,820	–	1,077,890	1,077,890	22,917,950	4.70
3,353,903	**(3,203,246)**	**150,657**	**1,676,951**	**801,132**	**2,478,083**	**14,846,633**	**5.40**
3,768,075	1,567,560	5,335,635	–	604,805	604,805	21,491,897	2.81
942,107	**(729,050)**	**213,057**	**471,054**	**300,718**	**771,772**	**4,737,478**	**6.35**
800,716	366,902	1,167,618	–	274,085	274,085	5,099,766	5.37
989,213	**(932,937)**	**56,276**	**494,606**	**370,303**	**864,909**	**4,814,741**	**7.69**
1,036,221	463,166	1,499,387	–	314,359	314,359	6,389,869	4.92
960,950	**(1,621,746)**	**(660,796)**	**480,475**	**488,419**	**968,894**	**4,188,995**	**11.66**
1,695,634	847,754	2,543,388	–	416,711	416,711	10,260,124	4.06
1,008,055	**(677,098)**	**330,957**	**504,028**	**320,316**	**824,344**	**5,114,805**	**6.26**
989,120	310,641	1,299,761	–	273,509	273,509	5,961,960	4.59
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**
–	1,209,653	1,209,653	–	(170,207)	(170,207)	18,969,882	(0.90)
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**
–	391,265	391,265	–	155,988	155,988	2,378,680	6.56
-	**-**	**-**	**-**	**-**	**-**	**-**	**-**
–	1,377,085	1,377,085	–	1,060,797	1,060,797	30,610,760	3.47
20,109,233	**(15,447,287)**	**4,661,946**	**9,929,502**	**7,757,798**	**17,687,300**	**124,746,718**	
26,663,579	13,786,054	40,449,633	–	7,369,553	7,369,553	207,074,381	

Notes on elements of executive remuneration

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For 2008, in the case of Mr A.E. Moss, the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which is expected to be paid or payable within twelve months of the end of the reporting period, in accordance with the requirements of *AASB 124: Related Party Disclosures*. For 2007, in the case of Mr Clarke, Mr Johnson and Mr W.J. Moss the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which were paid within twelve months of the end of the reporting period, in accordance with the requirements of *AASB 124: Related Party Disclosures*.

(b) This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 3.3.1.1 above. For 2008, in the case of Mr A.E. Moss (because he is retiring), the retained amount is included within "Performance related remuneration" as it is expected to be paid or payable within twelve months of the end of the reporting period. For 2007, in the case of Mr Clarke, Mr Johnson and Mr W.J. Moss these retained amounts are included within "Performance related remuneration" since they were paid within twelve months of the end of the reporting period.

(c) This is the notional earnings on prior year restricted profit share allocations described above in this Appendix.

(d) This is the amount of the current year profit share allocation, which is allocated to invest in Macquarie Group Limited shares as described in 3.3.1.2 above.

(e) This amount has been calculated on the basis as described in Note 1 (xviii) Share based payments to the 2008 Financial Statements. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in Appendix 3 below. If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Clarke, 80,200 unvested options lapsed when he retired from executive responsibilities on 31 March 2007. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to his options which vested during the year, resulting in a negative balance in the table above for 2007.

Notes on individuals

(f) Mr A.E. Moss will retire on 24 May 2008. Subsequent to that date, subject to the Board determining that a disqualifying event has not occurred, he will become entitled to his vested profit share of $24,828,847 adjusted for any further notional earnings increment or decrement thereon. This vested profit share amount comprises the retained portion of his profit share allocations from 1998 to 2007 as well as the retained portion of the profit share allocations for the year ended 31 March 2008 (which are included within the "Performance related remuneration" disclosed in the table above).

(g) Mr Clarke and Mr Johnson retired from the Executive Committee on 31 March 2007 and Mr W.J. Moss retired from the Executive Committee on 30 March 2007. Subsequent to 31 March 2007, they became entitled to their vested retained profit share of $14,198,462, $4,111,226 and $19,013,875, respectively, which included notional earnings up until payment date once the Board determined that a disqualifying event had not occurred. These vested retained profit share amounts comprised the retained portions of their profit share allocations from 1997 to 2006 as well as the retained portion of their profit share allocations for the year ended 31 March 2007 (which are included within the "Performance related remuneration" disclosed in the table above).

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary (including superannuation)' and 'Earnings on prior year restricted profit share'. All other remuneration was performance based.

As is evident from the tables on pages 94 to 95, the majority of the remuneration for the named Group executives is performance based (ranging from 91.1 per cent to 98.2 per cent for individuals who were Executive Committee members during the year ended 31 March 2008, excluding the impact of notional earnings on retained amounts). This is consistent with the comments previously made that the effect of the Group's profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance. The mechanism provides significant alignment of their interests with those of shareholders.

Future amounts payable for Executive Voting Directors

For each Group executive named in the remuneration table above, with the exception of Mr A.E. Moss, 70 per cent of the annual profit share entitlement was paid or payable in relation to the reported financial year. These amounts are indicated in the column headed 'Performance related remuneration' in the table. Of the amounts held, 10 per cent is invested in MGL shares for at least 3 years as set out in section 3.3.1.2 and disclosed in the column headed 'Shares' on page 95). The remainder of this section discusses the 20 per cent that is retained under the DPS Plan.

It has been a fundamental condition of the DPS arrangements that 20 per cent of the annual profit share entitlement is held subject to restrictions. Except in the case of Mr Clarke, Mr Johnson, Mr A.E. Moss and Mr W.J. Moss, these amounts are indicated in the column headed 'Restricted profit share' in the remuneration table above. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. As described in section 3.3.1.1 above, vested amounts will begin to be released to Executive Directors at the earlier of the end of the ten year period or on ceasing employment (up to six months after departure) provided that no disqualifying events have occurred.

No person named in the remuneration table above forfeited any restricted profit share entitlements during the financial year.

For the Group executives named in the remuneration table above:

- subject to future notional investment earnings on the amounts retained, the maximum future value of their restricted profit share entitlements is reflected by the amounts in the 'Restricted profit share' column of that table (with the exception of Mr A.E. Moss for 2008 and Mr Clarke, Mr Johnson and Mr W.J. Moss for 2007 for whom it is equal to 20 per cent of the amount in the 'Performance related remuneration' column, subject to future notional investment earnings); and
- the minimum future value of their restricted profit share entitlements is zero in the event that certain defined disqualifying events occur and the amounts are forfeited.

The amount of DPS allocations of the Executive Voting Directors that are held subject to restrictions is shown in the table below. The amounts in this table have been presented inclusive of on-costs. In contrast, the DPS amounts disclosed in the table above as performance related remuneration and restricted profit share are exclusive of on-costs.

Name and position	Balance of restricted profit share at 31 March 2007 plus 2007 DPS retention $	Amounts released from restricted profit share during the financial year (a) $	Actual balance of restricted profit share at 31 March 2008 $	Amount to be credited to restricted profit share in relation to the DPS allocation for the financial year (b) $	Negative notional earnings for the 12 months to 31 March 2008 $	Balance of restricted profit share at 31 March 2008 plus 2008 DPS retention $
Executive Directors						
A.E. Moss	25,152,211	(716,787)	24,435,424	5,779,340	(5,385,917)	24,828,847
N.W. Moore	24,811,910	(595,288)	24,216,622	5,679,340	(2,632,626)	27,263,336
L.G. Cox	740,000	–	740,000	263,340	(65,101)	938,239

(a) As outlined in section 3.3.1.1 above, retained DPS amounts are released to an Executive Director after ten years. During the financial year amounts retained from 1997 DPS allocations were released.

(b) Technically these amounts relating to 2008 DPS allocations are not credited until after 31 March 2008. However, they are added into the balance as at 31 March 2008 because that is the end of the financial year to which they relate.

The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

Non-Executive Director remuneration

The remuneration arrangements for all of the persons listed below as Non-Executive Directors are described in section 5 above. These Non-Executive Director remuneration arrangements have applied to Mr Clarke and Mr Johnson from 1 April 2007 onwards.

		Directors Fees $	Other Benefits (a) $	Total Compensation $
D.S. Clarke (b)	**2008**	**736,250**	**40,000**	**776,250**
	2007	–	–	–
J.G. Allpass (c)	**2008**	**77,727**	**27,218**	**104,945**
	2007	250,875	71,988	322,863
M.R.G. Johnson (d)	**2008**	**66,818**	**60,606**	**127,424**
	2007	–	–	–
P.M. Kirby	**2008**	**257,958**	**–**	**257,958**
	2007	221,375	–	221,375
C.B. Livingstone	**2008**	**286,000**	**45,600**	**331,600**
	2007	263,000	8,400	271,400
B.R. Martin (e)	**2008**	**–**	**–**	**–**
	2007	67,413	9,045	76,458
H.K. McCann	**2008**	**282,875**	**26,700**	**309,575**
	2007	259,625	–	259,625
J.R. Niland	**2008**	**262,542**	**–**	**262,542**
	2007	236,424	–	236,424
H.M. Nugent	**2008**	**273,500**	**–**	**273,500**
	2007	245,125	–	245,125
P.H. Warne (f)	**2008**	**206,417**	**–**	**206,417**
	2007	–	–	–
Total Remuneration – Non-Executive Key Management Personnel	**2008**	**2,450,087**	**200,124**	**2,650,211**
	2007	1,543,837	89,433	1,633,270

(a) Other benefits for Non-Executive Directors include due diligence committee fees paid to Mr Allpass of $7,000 (2007: $10,500), Ms Livingstone of $32,100 and Mr McCann of $26,700; fees paid to Mr Allpass, Mr Johnson and Mr Martin for Compliance Committee duties for certain related entities (Macquarie Infrastructure Group, Macquarie Infrastructure Group International Limited, Macquarie Infrastructure Investment Management Limited, Macquarie Investment Management Limited, Macquarie Investment Services Limited and Macquarie Private Portfolio Management Limited), and fees paid to Mr Allpass and Ms Livingstone for work performed in relation to the Basel II Board Sub-Committee.
As the Non-Executive Chairman, Mr Clarke is entitled to the use of an office and administrative support. Included above is a notional estimate of the portion of the cost of these services which may have been used by the Chairman for other purposes.

(b) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman. His 2007 remuneration is reported as Executive Remuneration in the executive remuneration table earlier in this Appendix.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His 2007 remuneration is reported as Executive Remuneration in the executive remuneration table earlier in this Appendix.

(e) Mr Martin retired from the Board of Directors on 20 July 2006.

(f) Mr Warne was appointed to the Board of Directors on 1 July 2007.

Appendix 3: Share and Option Disclosures

Aggregate Equity Participation

The following table sets out details of Key Management Personnel's (including their related parties) aggregate equity holdings in the Group, being fully paid ordinary shares of the Group and options over fully paid unissued ordinary shares of the Group.

	31 March 2008		31 March 2007	
Name and position	Number of shares (a)	Number of options (a)	Number of shares (a)	Number of options (a)
Executive Directors				
L.G. Cox	269,812	32,265	269,812	23,265
N.W. Moore	1,030,510	532,734	843,113	594,335
A.E. Moss	404,236	670,400	404,336	511,000
Non-Executive Directors				
J.G. Allpass (b)	18,513	–	18,513	–
D.S. Clarke (c)	704,868	–	651,113	53,734
M.R.G. Johnson (d)	293,803	84,795	293,803	84,795
P.M. Kirby	9,772	–	9,772	–
C.B. Livingstone	8,432	–	7,550	–
H.K. McCann	11,359	–	11,359	–
J.R. Niland	7,959	–	5,959	–
H.M. Nugent	20,613	–	19,762	–
P.H. Warne (e)	9,077	–	–	–
Executives				
J.K. Burke	31,657	224,678	25,000	181,335
M. Carapiet	531,274	383,067	525,934	356,838
A.J. Downe	176,036	248,334	121,035	218,335
P.J. Maher	125,323	85,001	60,153	125,000
N.R. Minogue	157,312	118,334	110,811	129,835
W.R. Sheppard	261,313	193,334	259,271	148,334
G.C. Ward	56,620	103,334	29,211	100,743

(a) Or date of retirement if earlier.
(b) Mr Allpass retired from the Board of Directors on 19 July 2007.
(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.
(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007.
(e) Mr Warne was appointed to the Board of Directors on 1 July 2007.

Shares

Shareholding of Key Management Personnel and their related parties

The following table sets out details of fully paid ordinary shares of the Group held during the year by the Key Management Personnel including their related parties. As a result of the corporate restructure that took place on 13 November 2007, shareholders of MBL obtained one MGL ordinary share for each ordinary share they held in MBL prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2008 (b)
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	843,113	216,001	(28,604)	1,030,510
A.E. Moss	404,336	–	(100)	404,236
Non-Executive Directors				
J.G. Allpass (c)	18,513	–		18,513
D.S. Clarke	651,113	53,734	21	704,868
M.R.G. Johnson (d)	293,803	–	–	293,803
P.M. Kirby	9,772	–	–	9,772
C.B. Livingstone	7,550	–	882	8,432
H.K. McCann	11,359	–	–	11,359
J.R. Niland	5,959	–	2,000	7,959
H.M. Nugent	19,762	–	851	20,613
P.H. Warne (e)	8,790	–	287	9,077
Executives				
J.K. Burke	25,000	6,657	–	31,657
M. Carapiet	525,934	99,771	(94,431)	531,274
A.J. Downe	121,035	55,001	–	176,036
P.J. Maher	60,153	64,999	171	125,323
N.R. Minogue	110,811	46,501	–	157,312
W.R. Sheppard	259,271	–	2,042	261,313
G.C. Ward	29,211	27,409	–	56,620

(a) Includes on market acquisitions and disposals.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

(e) Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents holdings as at the date of appointment as director on 1 July 2007.

Shares

Shareholding of Key Management Personnel and their related parties continued

For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2007 (b)
Executive Directors				
D.S. Clarke	977,248	–	(326,135)	651,113
L.G. Cox	268,112	1,700	–	269,812
M.R.G. Johnson	353,803	–	(60,000)	293,803
A.E. Moss	404,336	–	–	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	–	1,881	9,772
C.B. Livingstone	7,336	–	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	–	11,359
J.R. Niland	4,109	–	1,850	5,959
H.M. Nugent	19,112	–	650	19,762
Executives				
J.K. Burke	18,000	7,000	–	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	–	121,035
P.J. Maher	46,819	13,334	–	60,153
N.R. Minogue	110,811	–	–	110,811
N.W. Moore	835,251	–	7,862	843,113
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	13,287	15,924	–	29,211
Former				
W.J. Moss (d)	269,511	–	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired as Non-Executive Director of MBL on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Options

Option holdings of Key Management Personnel and their related parties

The following table sets out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. As a result of the corporate restructure that took effect on 13 November 2007, optionholders of MBL obtained one MGL ordinary option for each option they held in MBL prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of options held at 1 April 2007	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2008 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2008 (b)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (c)
Executive Directors								
L.G. Cox	23,265	9,000	–	–	32,265	4,673	7,473	–
N.W. Moore	594,335	154,400	(216,001)	–	532,734	138,333	56,666	9,604,962
A.E. Moss	511,000	159,400	–	–	670,400	115,200	170,400	–
Non-Executive Directors								
J.G. Allpass (d)	–	–	–	–	–	–	–	–
D.S. Clarke (e)	53,734	–	(53,734)	–	–	–	–	2,125,687
M.R.G. Johnson (f)	84,795	–	–	–	84,795	–	36,366	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne (g)	–	–	–	–	–	–	–	–
Executives								
J.K. Burke	181,335	50,000	(6,657)	–	224,678	53,001	46,344	275,961
M. Carapiet	356,838	126,000	(99,771)	–	383,067	99,771	–	2,238,423
A.J. Downe	218,335	85,000	(55,001)	–	248,334	71,667	16,666	2,719,486
P.J. Maher	125,000	25,000	(64,999)	–	85,001	31,666	–	2,827,387
N.R. Minogue	129,835	35,000	(46,501)	–	118,334	36,667	11,666	2,196,873
W.R. Sheppard	148,334	45,000	–	–	193,334	53,332	53,332	–
G.C. Ward	100,743	30,000	(27,409)	–	103,334	31,667	10,000	1,473,361

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior financial years.
(d) Mr Allpass retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.
(e) Mr Clarke retired as Executive Chairman 31 March 2007. He continues as Non-Executive Chairman.
(f) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.
(g) Mr Warne was appointed to the Board of Directors on 1 July 2007

No options granted as part of remuneration lapsed during the financial year.

Options

Option holdings of Key Management Personnel and their related parties continued

For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2007 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2007 (b)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (c)
Executive Directors								
D.S. Clarke (d)	133,934	–	–	(80,200)	53,734	53,734	53,734	–
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800	55,828
M.R.G. Johnson	66,300	18,495	–	–	84,795	36,366	36,366	–
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200	6,713,392
Non-Executive Directors								
J.G. Allpass	1,700	–	(1,700)	–	–	–	–	58,735
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
B.R. Martin (e)	1,700	–	(1,000)	–	700	–	700	29,280
H.K. McCann	1,700	–	(1,700)	–	–	–	–	47,787
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
Executives								
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–	3,941,371
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–	2,831,606
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–	5,868,755
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333	1,030,007
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500	1,275,077
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334	–
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–	1,745,925
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742	834,324
Former								
W.J. Moss (f)	297,501	105,000	–	(73,500)	329,001	73,500	–	2,218,928

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior financial years.
(d) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed (with a value of $3,245,250). He will continue as Non-Executive Chairman.
(e) Mr Martin retired as a Non-Executive Director of MBL on 20 July 2006.
(f) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Details of options granted and their fair value at grant date

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Value of options granted as part of remuneration during the year $	Date first tranche can be exercised	Expiry date
For the year ended 31 March 2008							
Executive Directors							
L.G. Cox	15 August 2007	9,000	71.41	11.16	100,440	1 July 2009	15 August 2012
N.W. Moore	15 August 2007	154,400	71.41	11.16	1,723,104	1 July 2009	15 August 2012
A.E. Moss	15 August 2007	159,400	71.41	11.16	1,778,904	1 July 2009	15 August 2012
Executives							
J.K. Burke	15 August 2007	50,000	71.41	11.16	558,000	1 July 2009	15 August 2012
M. Carapiet	15 August 2007	126,000	71.41	11.16	1,406,160	1 July 2009	15 August 2012
A.J. Downe	15 August 2007	85,000	71.41	11.16	948,600	1 July 2009	15 August 2012
P.J. Maher	15 August 2007	25,000	71.41	11.16	279,000	1 July 2009	15 August 2012
N.R. Minogue	15 August 2007	35,000	71.41	11.16	390,600	1 July 2009	15 August 2012
W.R. Sheppard	15 August 2007	45,000	71.41	11.16	502,200	1 July 2009	15 August 2012
G.C. Ward	15 August 2007	30,000	71.41	11.16	334,800	1 July 2009	15 August 2012
For the year ended 31 March 2007							
Executive Directors							
L.G. Cox	1 August 2006	9,245	61.79	12.25	113,251	1 July 2008	1 August 2011
M.R.G. Johnson	1 August 2006	18,495	61.79	12.25	226,564	1 July 2008	1 August 2011
A.E. Moss	1 August 2006	165,400	61.79	12.25	2,026,150	1 July 2008	1 August 2011
Executives							
J.K. Burke	1 August 2006	65,000	61.79	12.25	796,250	1 July 2008	1 August 2011
M. Carapiet	1 August 2006	143,360	61.79	12.25	1,756,160	1 July 2008	1 August 2011
A.J. Downe	1 August 2006	85,000	61.79	12.25	1,041,250	1 July 2008	1 August 2011
P.J. Maher	1 August 2006	30,000	61.79	12.25	367,500	1 July 2008	1 August 2011
N.R. Minogue	1 August 2006	35,000	61.79	12.25	428,750	1 July 2008	1 August 2011
N.W. Moore	1 August 2006	160,000	61.79	12.25	1,960,000	1 July 2008	1 August 2011
W.R. Sheppard	1 August 2006	45,000	61.79	12.25	551,250	1 July 2008	1 August 2011
G.C. Ward	1 August 2006	30,000	61.79	12.25	367,500	1 July 2008	1 August 2011
Former							
W.J. Moss	1 August 2006	105,000	61.79	12.25	1,286,250	1 July 2008	1 August 2011

* Refer to notes on fair value below.

The Group has adopted the fair value measurement provisions of *AASB 2: Share-Based Payment* for all options granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the Key Management Personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in section Appendix 2 above, the Group has assumed that all options will vest, except where it is known that an option lapsed during the period.

Options granted during the financial year were issued subject to the exercise conditions noted above and are only exercisable in three equal tranches on or after 1 July 2009, 1 July 2010 and 1 July 2011. Allocations of these options were in respect of performance for the Group's 2007 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 7.00 per cent (weighted average)
- expected life of options: four years
- volatility of share price: 20 per cent per annum
- dividend yield: 3.43 per cent per annum

The exercise price of the options granted to Executive Directors and Executives in the current financial year was based on the weighted average market price of the Group's ordinary shares traded on ASX during the one week up to and including 15 August 2007 (adjusted for special trades and any cum-dividend trading).

There were no options issued to Non-Executive Directors during the financial year.

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the year

For the year ended 31 March 2008

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
N.W. Moore	52,668	52,668	30.51
	66,667	66,667	28.74
	96,666	96,666	32.26
Executives			
J.K. Burke	4,668	4,668	28.74
	1,989	1,989	33.11
M. Carapiet	26,668	26,668	28.74
	32,500	32,500	33.11
	40,603	40,603	63.34
A.J. Downe	26,668	26,668	28.74
	28,333	28,333	32.75
P.J. Maher	30,000	30,000	28.74
	26,666	26,666	35.28
	8,333	8,333	63.34
N.R. Minogue	11,668	11,668	28.74
	21,500	21,500	30.51
	13,333	13,333	33.11
G.C. Ward	14,076	14,076	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2008.

For the year ended 31 March 2007

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
L.G. Cox	1,700	1,700	34.71
Non-Executive Directors			
J.G. Allpass	1,700	1,700	34.71
B.R. Martin	1,000	1,000	34.71
H.K. McCann	1,700	1,700	34.71
Executives			
J.K. Burke	7,000	7,000	34.71
M. Carapiet	24,500	24,500	30.51
	26,666	26,666	28.74
	32,500	32,500	33.11
A.J. Downe	27,834	27,834	30.51
	26,666	26,666	28.74
P.J. Maher	13,334	13,334	34.71
G.C. Ward	2,591	2,591	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2007.

Appendix 4: Loan disclosures

Loans to Key Management Personnel

Details of loans provided by the Group to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged (a) $'000	Write-off $'000	Closing balance at 31 March $'000	Number in group 31 March $'000
Total for Key Management Personnel and their related parties	**2008**	**57,545**	**4,486**	**-**	**62,540**	**14**
	2007*	76,318	5,971	-	62,101	19
Total for Key Management Personnel	**2008**	**41,862**	**3,014**	**-**	**44,525**	**9**
	2007*	57,882	4,493	-	44,891	11

* Includes loans provided by the Group to Mr W.J. Moss and his related parties. Mr Moss retired from the Executive Committee on 30 March 2007. As such, he was not a Key Management Personnel on 1 April 2007 and his loans have not been included in the opening balance.

Loans and other financial instrument transactions are made by the Group in the ordinary course of business with related parties.

Certain loans are provided under zero cost collars secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2008

Name and position	Balance at 1 April 2007 $'000	Interest charged (a) $'000	Write-off $'000	Balance at 31 March 2008 (b) $'000	Highest in period $'000
Executive Directors					
L.G. Cox	200	7	–	-	765
N.W. Moore	12,891	618	–	12,259	12,891
Non-Executive Directors					
D.S. Clarke (c)	29,937	2,606	-	34,826	35,050
Executives					
M. Carapiet	5,286	137	–	19	5,286
A.J. Downe	-	49	-	1,847	1,847
P.J. Maher	2,866	416	–	4,912	5,769
N.R. Minogue	4,618	341	-	4,249	4,939
G.C. Ward	1,727	311	–	4,406	4,561

(a) All loans provided by the Group to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year (continued)

For the year ended 31 March 2007

Name and position	Balance at 1 April 2006	Interest charged (a)	Write-off	Balance at 31 March 2007 (b)	Highest in period
	$'000	$'000	$'000	$'000	$'000
Executive Directors					
D.S. Clarke	48,940	3,729	–	29,937	52,658
L.G. Cox	621	21	–	200	684
M.R.G. Johnson	220	5	–	20	220
Executives					
M. Carapiet	5,183	372	–	5,286	5,298
A.J. Downe	500	13	–	–	500
P.J. Maher	1,838	103	–	2,866	3,249
N.R. Minogue	5,054	349	–	4,618	6,379
N.W. Moore	6,848	908	–	12,891	12,891
W.R. Sheppard	100	3	–	–	100
G.C. Ward	739	107	–	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	–	4,556	7,933

(a) All loans provided by the Group to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Appendix 5: Other disclosures

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Group which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2008 $'000	Consolidated 2007 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**13,481**	16,817

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
L.G. Cox, N.W. Moore

Non-Executive Directors
D.S. Clarke, P.M. Kirby

Executives
J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, W.R. Sheppard, G.C. Ward

Former
W.J. Moss

The following Key Management Personnel (including related parties) have entered into zero cost collar transactions with the Group and other non related entities in respect of fully paid ordinary Group shares. This has the effect of acquiring cash-settled put options against movements in the Group share price below current levels and disposing of the benefit of any share price movement above the nominated level. These are not related to any shares required to be held as part of the new Executive Committee equity alignment and minimum shareholding arrangements as outlined in section 3.3.

Transactions with the Group **Name and position**	**Description**	**Number of shares 2008**	Number of shares 2007
Non-Executive Directors			
D.S. Clarke	Maturing May 2008	**260,379**	260,379
	Maturing June 2008	**100,784**	100,784
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
M.R.G. Johnson (a)	Maturing July 2008	**25,000**	–
Executives			
M. Carapiet	Maturing August 2007	**–**	160,666
A.J. Downe	Maturing August 2007	**–**	36,382
	Maturing December 2007	**–**	27,834
	Maturing August 2008	**36,382**	–
	Maturing December 2008	**55,001**	–
N.R. Minogue	Maturing August 2007	**–**	11,500
G.C. Ward	Maturing August 2007	**–**	21,666
	Maturing July 2008	**40,373**	–
	Maturing July 2008	**5,742**	–

(a) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

In addition, Mr Clarke had an indirect interest in cash-settled put options that were exercisable against 213,517 fully paid ordinary Group shares.

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

This is the end of the Remuneration Report

Directors' equity participation

At 19 May 2008, the Directors have relevant interests, as notified by the Directors to the Australian Securities Exchange in accordance with the Corporations Act 2001 (Cth), in the following shares and share options of MGL:

	Fully paid ordinary shares held at 19 May 2008	Share options held at 19 May 2008
D.S. Clarke	704,363	–
A.E. Moss	404,236	670,400*
L.G. Cox	269,812	32,265*
N.W. Moore	1,030,510	532,734
P.M. Kirby	11,386	–
C.B. Livingstone	8,432	–
H.K. McCann	11,359	–
J.R. Niland	7,959	–
H.M. Nugent	12,443	–
P.H. Warne	9,077	–

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 38 to the full financial report – employee equity participation.

During the financial year, Directors received dividends relating to their shareholdings in MGL at the same rate as other shareholders.

The relevant interests of Directors as at 19 May 2008 in managed investment schemes made available by subsidiaries of the Group and contracts that confer a right to call for or deliver shares in the Group are listed on pages 113–114.

Directors' and officers' indemnification and insurance

Under MGL's Constitution, MGL indemnifies all past and present Directors and Secretaries of MGL (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against certain liabilities and costs incurred by them in their respective capacities. The indemnity covers the following liabilities and legal costs (subject to the exclusions described below):

- every liability incurred by the person in their respective capacity;
- all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of their respective capacity; and
- legal costs incurred by the person in good faith in obtaining legal advice on issues relevant to the performance and discharge of their duties as an officer of MGL or of a wholly-owned subsidiary of MGL, if that has been approved in accordance with MGL policy.

This indemnity does not apply to the extent that:

- MGL is forbidden by law to indemnify the person against the liability or legal costs, or
- an indemnity by MGL of the person against the liability or legal costs, if given, would be made void by law.

MGL has also entered into a Deed of Access, Indemnity, Insurance and Disclosure (Deed) with each of the Voting Directors. Under the Deed, MGL, inter alia, agrees to:

- indemnify the Voting Director to the full extent of the indemnity given in relation to officers of MGL under its Constitution in force from time to time;
- take out and maintain an insurance policy against liabilities incurred by the Voting Director acting as an officer of MGL or a wholly-owned subsidiary of MGL, or acting as an officer of another company at the specific request of MGL or a wholly-owned subsidiary of MGL. The insurance policy must be in an amount and on terms and conditions appropriate for a reasonably prudent company in MGL's position. The insurance policy must also be maintained for seven years after the Voting Director ceases to be a Voting Director or until any proceedings commenced during that period have been finally resolved (including any appeal proceedings); and
- grant access to the Voting Director to all company papers (including Board papers and other documents) of MGL or a subsidiary.

In addition, MGL made an Indemnity and Insurance Deed Poll on 12 September 2007 (Deed Poll). The benefit of the undertakings made by MGL under the Deed Poll have been given to each of the Directors, Secretaries, persons involved in the management and certain other persons, of MGL, its wholly-owned subsidiaries and other companies where the person is acting as such at the specific request of MGL or a wholly-owned subsidiary of MGL. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access, Insurance and Disclosure described above. However, the Deed Poll does not provide for access to company documents of MGL or any controlled entity of MGL.

The indemnities and insurance arrangements provided for under the MGL Constitution, the Deed and the Deed Poll, are broadly consistent with the corresponding indemnities and insurance arrangements provided under the Macquarie Bank Limited ("MBL") Constitution and deeds entered into by MBL, and were adopted by MGL upon the Macquarie Group restructure, under which MGL replaced MBL as the parent company of the Group.

MGL maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for MGL in indemnifying such persons pursuant to the Deed and the Deed Poll. Individuals covered by the insurance policy pay the premium attributable to their direct coverage and MGL pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between the Group and any of these companies. Transactions between the Group and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to the Group or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of the Group or of a related entity) by reason of a contract made by the Group or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share options

Information on the Group's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 38 to the full financial report – Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation. No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' other relevant interests

The relevant interests of Directors as at 19 May 2008 in managed investment schemes made available by controlled entities of the Group and other disclosable relevant interests are:

Name and position	Direct interests	Indirect interests
Executive Directors		
D.S. Clarke	– 285,575 Zero Cost Collars[2]	– 391,617.10 Macquarie Balanced Growth Fund Units – 5,000 Macquarie Office Trust Units – 213,517 Cash Settled Put Options[1] – 100,784 Zero Cost Collars[3]
A.E. Moss	– 713,078 Macquarie Airports Stapled Securities – 500,000 Macquarie Communications Infrastructure Group Stapled Securities – 25,000 Macquarie Global Infrastructure Trust Units – 162,000 Macquarie Infrastructure Group Stapled Securities – 10,000 Macquarie Leisure Trust Units – 48,108.06 Macquarie Newton Australian Absolute Return Fund Units – 11,429 Macquarie Office Trust Units – 51,250 Macquarie Private Equity Trust Units – 100,000 Macquarie Technology Fund 1A Units – 414,813.14 Macquarie Cash Management Trust Units	– 250,000 Macquarie Capital Alliance Group Stapled Securities – 10,000 Macquarie CountryWide Trust Units – 6,334 Macquarie Office Trust Units – 378,366.17 Macquarie Cash Management Trust Units
N.W. Moore	– 680,415 Macquarie Airports Stapled Securities – 540,461 Macquarie Capital Alliance Group Stapled Securities – 483,674 Macquarie Global Infrastructure Fund (B) Ordinary Units – 108,365 Macquarie Global Infrastructure Fund (D) Ordinary Units – 2,531,935 Macquarie Media Group Stapled Securities – 5,000,000 Macquarie Reflexion Trusts June 2006 (Macquarie Financial Products Management Ltd) Units – 50,000 Macquarie Nine Film & Television Investment Fund (Macquarie Financial Products Management Ltd) ordinary shares – 50 Macquarie Timber Land Trust 2004 (Macquarie Alternative Assets Management Limited) Units – 75 Macquarie Timber Land Trust 2006 (Macquarie Alternative Assets Management Limited) Units	– 200,000 Macquarie Technology Fund – 1A ordinary shares – 272,283 Macquarie Communications Infrastructure Group Stapled Securities – 64,177 Macquarie Global Infrastructure Fund (B) Ordinary Units – 14,377 Macquarie Global Infrastructure Fund (D) Ordinary Units – 3,432,873 Macquarie Airports Stapled Securities – 250,504 Macquarie Infrastructure Group Stapled Securities – 623,565 Macquarie Media Group Stapled Securities – 2,000,000 Macquarie Global Infrastructure Fund III (B) (Macquarie Specialised Asset Management 2 Ltd) Units – 488,650 Macquarie Capital Alliance Group Stapled Securities – 2,307,227.37 Macquarie Cash Management Trust Units
L.G. Cox		– 605,800 High Yield Infrastructure Debt Trust Units – 189,236 Macquarie Airports Stapled Securities – 40,000 MP Structured Fund Units

Name and position	Direct interests	Indirect interests
Independent Directors		
P.M. Kirby	– 159,510 ConnectEast Group Stapled Securities – 117,064 Macquarie Infrastructure Group Stapled Securities – 30,000 Macquarie Media Group Stapled Securities – 100,000 DUET securities	– 42,800 Macquarie Infrastructure Group Stapled Securities
C.B. Livingstone		– 18,813 Macquarie CountryWide Trust Units – 66,600.09 Macquarie Cash Management Trust Units
H.K. McCann		– 103,000 Macquarie Martin Place Trust Units – 12,500 Macquarie Capital Alliance Group Stapled Securities – 50,819 Macquarie Communications Infrastructure Group Stapled Securities
J.R. Niland		– 58,000 Macquarie Capital Alliance Group Stapled Securities – 20,291 Macquarie Infrastructure Group Stapled Securities – 50,875 Macquarie Office Trust Units – 7,500 Macquarie Airports Stapled Securities
H.M. Nugent	– 28,611 Macquarie Airports Stapled Securities	
P.H. Warne	– 7,604 DUET Trust Units and 1,066 DUET Group Units	– 3,175 Macquarie Airports Stapled Securities – 1,790 Macquarie Infrastructure Group Stapled Securities – 11,443 Macquarie Office Trust Units – 155,983 Macquarie Capital Alliance Group Stapled Securities – 217,094 Macquarie Infrastructure Group Stapled Securities – 70,418 Macquarie CountryWide Trust Units – 95,114 Macquarie Office Trust Units – 941 Macquarie Airports Reset Exchange Securities Trust Units – 392 Macquarie Airports Reset Exchange Securities Trust Units

(1) A company in which Mr Clarke has an indirect interest entered into a Zero Cost Collar transaction with MBL in respect of 213,517 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price over the period from 15 June 2005 to 14 June 2010 in respect of those shares.

(2) Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 153,296 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009 in respect of those shares.

(3) A company in which Mr Clarke has an indirect interest entered into a Zero Cost Collar transaction with MBL in respect of 100,784 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

(4) The transactions in (1) to (3) above do not relate to MGL shares in respect of which the relevant persons are not permitted by MGL policy to minimise their equity risk.

Environmental regulations

The Group and its controlled entities have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services

Details of the amounts paid or payable to the auditor of the Group, PricewaterhouseCoopers ("PwC"), and its related practices for non-audit services provided, during the year, is disclosed in note 49 to the full financial report – Audit and other services provided by PricewaterhouseCoopers ("PwC").

The Group's external auditor policy, which is discussed in the Group's Corporate Governance Statement contained in the 2008 Annual Review, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Group, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee or the Committee Chairman, as appropriate.

The Board Audit and Compliance Committee has reviewed a summary of non-audit services provided during the year by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) ("the Act"). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services during the year, by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditor's independence declaration

A copy of the auditor's independence declaration, as required under section 307C of the Act, is set out on page 119 at the end of this report.

Rounding of amounts

In accordance with Australian Securities & Investments Commission Class Order 98/0100 (as amended), amounts in the Annual Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and Chief Executive Officer

Sydney
19 May 2008

Directors' experience and special responsibilities

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 66)
Non-Executive Chairman – joined the Board in August 2007
Chairman of the Board Nominating Committee
Chairman of the Board Risk Committee
Member of the Board Remuneration Committee

David Clarke has been Non-Executive Chairman of MGL since August 2007 and has been Non-Executive Chairman of MBL since 1 April 2007. He was Executive Chairman of MBL from its formation in 1985 until 31 March 2007. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to MBL), from 1977 to 1984 Managing Director and from 1984, Executive Chairman. He is also Chairman of Australian Vintage Limited (since November 1991), Goodman International Limited (since October 2000), Poole's Rock Wines Pty Ltd, the Sydney University Football Club Foundation and the George Gregan Foundation. He is an associate of ASX Limited and a member of the Investment Advisory Committee of the Australian Olympic Foundation, a member of the Harvard Business School Asia Pacific Advisory Committee, a member of the Seoul International Business Advisory Council, the Board of the Centre for the Mind and the Bloomberg Asia Pacific Advisory Board. He is also a member of Council of the Royal Agricultural Society of NSW and an honorary life member of the Financial Markets Foundation for Children. He is a member of the Corporate Governance Committee of the Australian Institute of Company Directors and Vice President of the Sydney University Cricket Club. He was previously Chairman of the management companies of Macquarie ProLogis Trust (from June 2002 until March 2007), Macquarie Office Trust (from June 1987 until March 2007) and Macquarie CountryWide Trust (from June 1995 until March 2007). Mr Clarke is a resident of New South Wales.

Allan E Moss, AO, BA LLB (Hons) (Syd), MBA (Harv) (age 58)
Managing Director and Chief Executive Officer – joined the Board in August 2007
Executive Voting Director
Member of the Board Risk Committee

Allan Moss was appointed Managing Director and Chief Executive Officer of MGL in August 2007. In November 2007, with the restructure of the Macquarie Group, he ceased to be Managing Director and Chief Executive Officer ("CEO") of MBL. Mr Moss will retire as Managing Director and CEO of MGL on 24 May 2008. Mr Moss joined Hill Samuel Australia Limited (predecessor to MBL) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year, he founded the Risk Management Group which is responsible for MGL's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director of MBL in 1993. Mr Moss is a resident of New South Wales.

Nicholas W Moore, BCom LLB (UNSW), FCA (age 49)
Executive Voting Director since February 2008
Member of the Board Risk Committee

Nicholas Moore joined the Corporate Services Division of MBL in 1986. He led a range of transactions, including Hills Motorway, which led the development of Macquarie's infrastructure business. In 1996, Mr Moore was appointed Head of the Project and Structured Finance Division. In 1998 he was appointed Head of the Asset and Infrastructure Group and then Head of the Capital Markets Group (predecessor to Macquarie Capital) on its inception in 2001. In this role, he oversaw significant growth in Macquarie Capital's net income through the global growth of the advisory, fund management, financing and securities businesses. He was a Director of Macquarie Infrastructure Group (from January 1996 to April 2008), Macquarie Airports (from August 1996 to April 2008), Macquarie Communications Infrastructure Group (from February 1998 to April 2008), Macquarie Capital Alliance Group (from August 2003 to April 2008) and Macquarie Media Group (from September 2005 to April 2008). On Mr Moss' retirement in May 2008, Mr Moore will become Chief Executive Officer and Managing Director of MGL. Mr Moore is a resident of New South Wales.

Laurence G Cox, AO, BCom (Melb), FCPA, SF Fin (age 69)
Voting Director – joined the Board in August 2007
Executive Voting Director
Member of the Board Risk Committee

Laurie Cox joined the Board of MBL as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was appointed an Executive Director of MBL in March 2004. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox was Chairman of Australian Stock Exchange Limited (now Australian Securities Exchange Limited) from 1989 to 1994. He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995, and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is also a former member of the International Markets Advisory Board of The NASDAQ Stock Market (USA), a former Chairman of Transurban Group (from February 1996 to February 2007) and is currently an associate of ASX. He is Chairman of SMS Management & Technology Limited (since May 2001) and the Murdoch Childrens Research Institute and is a Director of Research Australia Limited. Mr Cox was appointed to the Board of OneSteel Limited ("OneSteel") in September 2007 and was a Director of Smorgon Steel Group Limited from September 1998 until its merger with OneSteel in September 2007. Mr Cox is a resident of Victoria.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 60)
Independent Voting Director – joined the Board in August 2007
Member of the Board Audit and Compliance Committee
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee

Peter Kirby joined the Board of MBL as an Independent Voting Director in June 2003. Mr Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. Mr Kirby is a Director of Orica Limited (since July 2003) and the Beacon Foundation. He is a former Chairman and Director of Medibank Private Limited. Mr Kirby is a resident of Victoria.

Catherine B Livingstone, AO, BA (Hons) (Macquarie), FCA, FTSE (age 52)
Independent Voting Director – joined the Board in August 2007
Chairman of the Board Audit and Compliance Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee

Catherine Livingstone joined the Board of MBL as an Independent Voting Director in November 2003. Ms Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of the CSIRO and a Director of Goodman Fielder Limited and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is a Director of Telstra Corporation Limited (since November 2000) and WorleyParsons Limited (since July 2007), a member of the Boards of the Macquarie Graduate School of Management and Future Directions International Pty Ltd and is a member of the New South Wales Innovation Council and Australia's National Innovation System Review Panel. Ms Livingstone is a resident of New South Wales.

H Kevin McCann, AM, BA LLB (Hons) (Syd), LLM (Harv), FAICD (age 67)
Independent Voting Director – joined the Board in August 2007
Lead Independent Voting Director
Chairman of the Board Corporate Governance Committee
Member of the Board Audit and Compliance Committee
Member of the Board Risk Committee

Kevin McCann joined the Board of MBL as an Independent Voting Director in December 1996. Mr McCann is a former Partner and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He was a Partner at the firm from 1970 to 2004. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is Chairman of Healthscope Limited (since March 1994), Origin Energy Limited (since February 2000) and the Sydney Harbour Federation Trust, a Director of BlueScope Steel Limited (since May 2002) and a Member of the Takeovers Panel and the Council of the National Library of Australia and is a NSW Councillor of the Australian Institute of Company Directors. He is a former Chairman of Triako Resources Limited (April 1999 to September 2006). Mr McCann is a resident of New South Wales.

John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD (age 67)
Independent Voting Director – joined the Board in August 2007
Member of the Board Corporate Governance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee

John Niland joined the Board of MBL as an Independent Voting Director in February 2003. Dr Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. He is currently Chairman of the Centennial Park and Moore Park Trust and of Campus Living Funds Management Limited. He is a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. In the region he is also active in providing consulting advice on governance and globalisation strategies to various government bodies and universities. Professor Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, and the Boards of realestate.com.au Limited, St Vincent's Hospital and the Garvan Institute. He is a former President of the National Trust of Australia (NSW). Dr Niland is a resident of New South Wales.

Helen M Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv) (age 59)
Independent Voting Director – joined the Board in August 2007
Chairman of Board Remuneration Committee
Member of Board Nominating Committee
Member of the Board Risk Committee

Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and a Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently, she is also a Director of Origin Energy Limited (since March 2003) and the Australian Davos Connection, a member of the Board of Freehills. She is a former Chairman of Hudson (Australia and New Zealand) and is a former Director of UNiTAB (July 1999 to October 2006) and Carter Holt Harvey (May 2003 to June 2006). She was formerly Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council and in 1999, she was Chairman of the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Dr Nugent was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company. Dr Nugent is a resident of New South Wales.

Peter H Warne BA (Macquarie) (age 52)
Independent Voting Director – joined the Board in August 2007
Member of the Board Audit and Compliance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee

Peter Warne was Head of Bankers Trust Australia Limited's ("BTAL") Financial Markets Group from 1988 to 1999. Prior to this he held a number of roles at BTAL. He was a Director and Deputy Chairman of the Sydney Futures Exchange ("SFE") from 1995 to 1999 and a Director from 2000 to 2006. When the SFE merged with the Australian Stock Exchange (now Australian Securities Exchange) ("ASX") in July 2006 he became a Director of ASX Limited. Currently, he is also Chairman of Next Financial Limited, ALE Property Group (since September 2003) and Capital Markets CRC Limited. Mr Warne is a Director of WHK Group Limited (since May 2007), Global Approach Limited (since April 2008) and Securities Research Centre of Asia Pacific Limited, and a Member of the Advisory Board of the Australian Office of Financial Management. He is a former Director of Macquarie Capital Alliance Group (from March 2005 to June 2007). Mr Warne is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong, BSc BE (Hons) (Syd), MCom (UNSW), CPA, FCIS
Company Secretary since 12 October 2006

Dennis Leong is an Executive Director of Macquarie Group and Head of the Group's Company Secretarial and Investor Relations Division, which is responsible for the Group's company secretarial requirements and professional risks insurances and MGL's employee equity plans and investor relations. He has had over 14 years company secretarial experience and 12 years experience in corporate finance at Macquarie and Hill Samuel Australia Limited.

Michael Panikian, BBus (UTS) CA F Fin
Assistant Company Secretary since 27 August 2007

Michael Panikian is a Division Director of Macquarie Group. Mr Panikian has 10 years experience at Macquarie in a range of Financial Reporting, Human Resources and Company Secretarial roles. He was previously an Audit Supervisor at Coopers & Lybrand (now known as PricewaterhouseCoopers) and has worked in finance roles for other investment banks in London.

PRICEWATERHOUSECOOPERS

As lead auditor for the audit of Macquarie Group Limited for the year ended 31 March 2008, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the year.

Ian Hammond
Partner

PricewaterhouseCoopers

Sydney
19 May 2008

Contents

The Financial report was authorised for issue by the Directors on 19 May 2008.
The Group has the power to amend and reissue the Financial report.

Income statements

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Interest and similar income	3	**6,698**	4,632	**381**	-
Interest expense and similar charges	3	**(5,881)**	(3,904)	**(375)**	-
Net interest income		**817**	728	**6**	-
Fee and commission income	3	**4,645**	3,540	**-**	-
Net trading income	3	**1,835**	1,047	**-**	-
Share of net profits of associates and joint ventures using the equity method	3	**156**	242	**-**	-
Other operating income and charges	3	**795**	1,624	**(2)**	-
Total net operating income		**8,248**	7,181	**4**	-
Employment expenses	3	**(4,177)**	(3,733)	**(1)**	-
Brokerage and commission expenses	3	**(702)**	(421)	**-**	-
Occupancy expenses	3	**(264)**	(226)	**-**	-
Non-salary technology expenses	3	**(214)**	(163)	**-**	-
Other expenses	3	**(686)**	(710)	**(16)**	-
Total operating expenses		**(6,043)**	(5,253)	**(17)**	-
Operating profit/(loss) before income tax		**2,205**	1,928	**(13)**	-
Income tax (expense)/benefit	6	**(317)**	(377)	**5**	-
Profit/(loss) attributable to equity holders of Macquarie Group Limited from ordinary activities after income tax		**1,888**	1,551	**(8)**	-
Distributions paid or provided:					
Macquarie Income Preferred Securities		**(50)**	(54)	**-**	-
Macquarie Income Securities		**(34)**	(31)	**-**	-
Other minority interests		**(1)**	(3)	**-**	-
Profit attributable to minority interest		**(85)**	(88)	**-**	-
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited		**1,803**	1,463	**(8)**	-
		Cents per share			
Basic earnings per share	8	**670.6**	591.6		
Diluted earnings per share	8	**653.5**	569.8		

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Assets					
Cash and balances with central banks		**7**	3	**–**	–
Due from banks	9	**10,110**	6,120	**–**	–
Cash collateral on securities borrowed and reverse repurchase agreements	10	**22,906**	25,909	**–**	–
Trading portfolio assets	11	**15,807**	15,518	**–**	–
Loan assets held at amortised cost	12	**52,407**	45,796	**–**	–
Other financial assets at fair value through profit or loss	14	**4,131**	2,779	**–**	–
Derivative financial instruments – positive values	42	**21,136**	11,913	**–**	–
Other assets	15	**10,539**	10,444	**1**	–
Investment securities available for sale	16	**16,454**	6,060	**–**	–
Intangible assets	17	**494**	100	**–**	–
Life investment contracts and other unit holder assets	18	**5,699**	5,847	**–**	–
Due from controlled entities		**–**	–	**13,891**	–
Interest in associates and joint ventures using the equity method	19	**5,500**	4,071	**–**	–
Property, plant and equipment	20	**375**	378	**–**	–
Investments in controlled entities	21	**–**	–	**23,693**	–
Deferred income tax assets	22	**718**	457	**1**	–
Non current assets and assets of disposal groups classified as held for sale	23	**967**	994	**–**	–
Total assets		**167,250**	136,389	**37,586**	–
Liabilities					
Due to banks	24	**10,041**	4,127	**4,864**	–
Cash collateral on securities lent and repurchase agreements	25	**13,781**	7,489	**–**	–
Trading portfolio liabilities	26	**11,825**	15,922	**–**	–
Derivative financial instruments – negative values	42	**21,399**	11,069	**–**	–
Deposits		**15,783**	12,403	**–**	–
Debt issued at amortised cost	27	**57,115**	51,365	**–**	–
Other financial liabilities at fair value through profit or loss	28	**6,288**	5,552	**–**	–
Other liabilities	29	**12,210**	11,958	**–**	–
Current tax liabilities		**193**	132	**49**	–
Life investment contracts and other unit holder liabilities		**5,689**	5,781	**–**	–
Due to controlled entities		**–**	–	**8,855**	–
Provisions	30	**179**	153	**–**	–
Deferred income tax liabilities	22	**121**	78	**–**	–
Liabilities of disposal groups classified as held for sale	23	**215**	170	**–**	–
Total liabilities excluding loan capital		**154,839**	126,199	**13,768**	–
Loan capital					
Subordinated debt at amortised cost		**1,704**	1,783	**–**	–
Subordinated debt at fair value through profit or loss		**646**	888	**–**	–
Total loan capital	32	**2,350**	2,671	**–**	–
Total liabilities		**157,189**	128,870	**13,768**	–
Net assets		**10,061**	7,519	**23,818**	–

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Equity					
Contributed equity					
Ordinary share capital	33	**4,534**	3,103	**24,180**	-
Treasury shares	33	**(12)**	(7)	**-**	-
Exchangeable shares	33	**133**	–	**-**	-
Reserves	34	**456**	380	**42**	–
Retained earnings	34	**3,718**	2,795	**(404)**	–
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited		**8,829**	6,271	**23,818**	-
Minority interests					
Macquarie Income Preferred Securities	34	**752**	841	**-**	-
Macquarie Income Securities	34	**391**	391	**-**	–
Other minority interests	34	**89**	16	**-**	-
Total equity		**10,061**	7,519	**23,818**	-

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity for the financial year ended 31 March 2008

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Total equity at the beginning of the year	**7,519**	5,337	**–**	–
Available for sale investments, net of tax	**(5)**	77	**–**	–
Associates and joint ventures (note 34)	**(6)**	(12)	**–**	–
Cash flow hedges, net of tax (note 34)	**24**	8	**–**	–
Exchange differences on translation of foreign operations	**(109)**	(3)	**–**	–
Net (expense)/income recognised directly in equity	**(96)**	70	**–**	–
Profit/(loss) from ordinary activities after income tax	**1,888**	1,551	**(8)**	–
Total recognised income and expense for the year	**1,792**	1,621	**(8)**	–
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs	**1,388**	1,160	**24,166**	–
Dividends and distributions paid or provided (note 7)	**(880)**	(602)	**(396)**	–
Minority interest:				
Contribution/(reduction) of equity, net of transaction costs	**75**	(21)	**–**	–
Changes in retained earnings due to acquisitions and disposals	**(2)**	30	**–**	–
Distributions paid or provided	**(85)**	(88)	**–**	–
Other equity movements:				
Net movement on issue of exchangeable shares (note 33)	**133**	–	**–**	–
Share based payments (note 34)	**126**	87	**56**	–
Net purchase of treasury shares	**(5)**	(5)	**–**	–
Total equity at the end of the year	**10,061**	7,519	**23,818**	–
Total recognised income and expense for the year is attributable to:				
Ordinary equity holders of Macquarie Group Limited	**1,796**	1,533	**(8)**	–
Macquarie Income Preferred Securities holders	**(39)**	54	**–**	–
Macquarie Income Securities holders	**34**	31	**–**	–
Other minority interests	**1**	3	**–**	–
Total recognised income and expense for the year	**1,792**	1,621	**(8)**	–

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Cash flows from operating activities					
Interest received		**5,894**	4,461	**381**	–
Interest and other costs of finance paid		**(5,788)**	(3,828)	**(358)**	–
Dividends and distributions received*		**407**	460	**16,635**	–
Fees and other non-interest income received		**4,679**	3,572	**–**	–
Fees and commissions paid		**(704)**	(380)	**–**	–
Net receipts/(payments) from trading securities and other financial assets/liabilities		**8,289**	(8,281)	**–**	–
Payments to suppliers		**(1,698)**	(797)	**(19)**	–
Employment expenses paid		**(3,531)**	(2,377)	**(1)**	–
Income tax paid		**(365)**	(626)	**(66)**	–
Life investment contract income		**497**	415	**–**	–
Life investment contract premiums received and other unit holder contributions		**3,225**	2,594	**–**	–
Life investment contracts payments		**(2,773)**	(2,469)	**–**	–
Assets of disposal groups classified as held for sale – net receipts from operations		**164**	173	**–**	–
Loan assets granted (net)		**(6,675)**	(11,621)	**(13,767)**	–
Proceeds from bridge facility provided by a controlled entity	36	**–**	–	**8,800**	–
Recovery of loans previously written off		**6**	3	**–**	–
Net increase in amounts due to other financial institutions, deposits and other borrowings		**16,984**	17,726	**4,847**	–
Net cash flows from/(used in) operating activities	35	**18,611**	(975)	**16,452**	–
Cash flows from investing activities					
Payments for financial assets available for sale and at fair value through profit or loss		**(58,296)**	(14,651)	**–**	–
Proceeds from the realisation of financial assets available for sale and at fair value through profit or loss		**55,042**	13,762	**–**	–
Payments for interests in associates		**(2,954)**	(1,525)	**–**	–
Proceeds from the sale of associates		**1,008**	1,080	**–**	–
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**(812)**	(1,750)	**–**	–
Proceeds from the sale of assets and disposal groups classified as held for sale, net of cash disposed		**1,562**	2,159	**–**	–
Payments for the acquisition of controlled entities, excluding disposal groups, net of cash acquired		**(931)**	(25)	**(19,240)**	–
Proceeds from the disposal of controlled entities, excluding disposal groups, net of cash deconsolidated		**107**	–	**–**	–
Payments for life investment contracts and other unit holder assets		**(7,031)**	(6,083)	**–**	–
Proceeds from the sale of life investment contracts and other unit holder assets		**6,037**	5,520	**–**	–
Payments for property, plant and equipment		**(164)**	(199)	**–**	–
Proceeds from the sale of property, plant and equipment		**52**	7	**–**	–
Return of capital from a controlled entity	1	**–**	–	**3,000**	–
Net cash flows used in investing activities		**(6,380)**	(1,705)	**(16,240)**	–
Cash flows from financing activities					
Proceeds from the issue of ordinary shares		**1,089**	946	**70**	–
Proceeds from other minority interests		**62**	5	**–**	–
Repayment of subordinated debt		**(225)**	–	**–**	–
Issue of subordinated debt		**–**	1,394	**–**	–
Dividends and distributions paid		**(668)**	(472)	**(282)**	–
Net cash flows from/(used in) financing activities		**258**	1,873	**(212)**	–
Net increase/(decrease) in cash		**12,489**	(807)	**–**	–
Cash and cash equivalents at the beginning of the financial year		**8,326**	9,133	**–**	–
Cash and cash equivalents at the end of the financial year	35	**20,815**	8,326	**–**	–

The above cash flow statements should be read in conjunction with the accompanying notes.

* Dividends received by the Company were treated as a return of capital (i.e. reduction in investment).

Note 1. Macquarie Group Restructure

On 13 November 2007, the Macquarie Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals by Macquarie Bank Limited ("MBL") shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority ("APRA") and the Federal Court of Australia. This restructure resulted in Macquarie Group Limited ("MGL") being established as the ultimate parent of the Macquarie Group ("the Group"). The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

On restructure, ordinary shareholders and optionholders of MBL obtained one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure was accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations*. MGL's consolidated financial statements are presented as a continuation of the Macquarie Group. The comparative information presented is consistent with the disclosures made in the consolidated financial statements of MBL at 31 March 2007.

Under the restructure, following MBL becoming a legal controlled entity of MGL, MBL sold certain controlled entities and assets to the Non-Banking Group for fair value at the restructure date. The majority of MBL's profit on sale of these controlled entities was distributed by MBL via dividends to MGL. MBL also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions were contributed to the capital base of the Non-Banking Group and assisted in financing the acquisition of the controlled entities and assets from MBL by the Non-Banking Group. MBL also paid a dividend to MGL of $2.25 billion and MGL simultaneously subscribed the same amount to MBL as a capital injection. These transactions occurred on 16 November 2007. On 19 November 2007, a new holding company (Macquarie B.H. Pty Limited) was introduced between MGL and MBL. All of these transactions were internal to the Macquarie Group and did not impact MGL ordinary shareholders.

Note 2. Summary of significant accounting policies

i) Basis of preparation

The principal accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048 *Interpretation and Application of Standards*) and the Corporations Act 2001.

Compliance with IFRS as issued by the IASB

Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Consequently, this financial report has also been prepared in accordance with and complies with IFRS as issued by the IASB.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the Company and Group financial report such as:

- fair value of financial instruments (note 48);
- impairment losses on loans and advances, associates, joint ventures and held for sale investments (notes 2(xi), 13 and 43);
- acquisitions and disposals of controlled entities, joint ventures and associates, and held for sale investments (notes 2(ii), 2(x), 19, 21 and 23);
- consolidation of special-purpose entities (notes 2(ii), 12 and 27); and
- recoverability of deferred tax assets (notes 2(vi), 6 and 22).

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported.

Note 2. Summary of significant accounting policies continued

Standards, interpretations and amendments to published standards that are not yet effective
Certain revised standards and amendments to existing standards have been published that are mandatory for the Company and Group for accounting periods beginning on or after 1 April 2008 or later periods but which the Company and Group have not yet adopted. The significant ones are as follows:

AASB 101: *Presentation of Financial Statements* and AASB 2007-08: *Amendments to Australian Accounting Standards arising from AASB 101* (effective from 1 January 2009). A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

AASB 3: *Business Combinations* and AASB 127: *Consolidated and Separate Financial Statements* and AASB 2008-3 *Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127* (effective from 1 July 2009). These standards amend the accounting for certain aspects of business combinations and changes in ownership interests in controlled entities. Consequential amendments are made to other standards, AASB 128: *Investments in Associates* and AASB 131: *Interests in Joint Ventures*. Changes include:

- transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;
- contingent consideration is measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make a future payment, and all subsequent changes in fair value are recognised in profit;
- changes in control are considered significant economic events, thereby requiring ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit) when control of a controlled entity is gained or lost;
- changes in a parent's ownership interest in a controlled entity that do not result in a loss of control (e.g. dilutionary gains) are recognised directly in equity.

Until future acquisitions take place that are accounted for in accordance with revised AASB 3, the impact on the Macquarie Group is not known.

Standards early adopted
AASB 8: *Operating Segments* and AASB 2007-3: *Amendments to Australian Accounting Standards arising from AASB 8* (effective from 1 April 2009) were issued by the AASB in February 2007. The entity has made a formal election to early adopt this standard. The standard requires the 'management approach' to disclosing information about its reportable segments. The financial information will be reported on the same basis as is used internally by the chief decision maker for evaluating operating segment performance and on deciding how to allocate resources to operating segments. Such information will be provided using different measures to that used in preparing the income statement and balance sheet.

ii) Principles of consolidation
Controlled entities
The consolidated financial report comprises the financial report of the Company and its controlled entities (together, "the Group"). Controlled entities are all those entities (including special purpose entities) over which the Company has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Company's objectives. The effects of all transactions between entities in the Group have been eliminated in full. Minority interest in the results and equity of controlled entities, where the Company owns less than 100 per cent of the issued capital, are shown separately in the consolidated income statement and balance sheet.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

Controlled entities held by the Company are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*. When the Macquarie Group restructured, Macquarie Group Limited's cost of investment in controlled entities was determined at the fair value of the investment received (i.e. $24 billion). The IASB issued an exposure draft in late December 2007 that attempts to address the accounting for such restructures and could have the effect of MGL restating its cost of investment in the Banking Group to historical book value. The outcome of the IASB's due process is uncertain at this stage, and consequently the investment may or may not be restated in a future period.

Note 2. Summary of significant accounting policies continued

The Company and Group determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

Securitisations
Securitised positions are held through a number of Special Purpose Entities ("SPEs"), which are generally categorised as Mortgage SPEs and Other SPEs, which include certain managed funds and repackaging vehicles. As the Group is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the Group's consolidated balance sheet and income statement.

When assessing whether the Group controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the Group's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control are whether:

- a majority of the benefits of an SPE's activities are obtained;
- a majority of the residual ownership risks related to the SPE's assets are obtained;
- the decision-making powers of the SPE vest with the Group; and
- the SPE's activities are being conducted on behalf of the Group and according to its specific business needs.

Interests in associates and joint ventures using the equity method
Associates and joint ventures are entities over which the Group has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are held for sale (see note 2(x)). The equity method of accounting is applied in the consolidated financial report and involves the recognition of the Group's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

Associates and joint ventures held by the Company are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Company and Group determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

iii) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity, and those arising on borrowings are capitalised and included in interest expense on an effective yield basis.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the business acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Reverse acquisition for restructure
The restructure of the Macquarie Group has been accounted for as a reverse acquisition in the consolidated financial statements of the Group, with Macquarie Bank Limited identified as the acquirer in accordance with AASB 3: *Business Combinations*. Consequently, the consolidated financial statements of the Group are presented as a continuation of the Macquarie Group that includes both the Banking and Non-Banking Groups.

iv) Foreign currency translations

Functional and presentation currency

Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates (the functional currency). The Company and Group's financial statements are presented in Australian dollars (presentation currency), which is the Company's functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements.

Translation differences on non-monetary items (such as equities) held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items (such as equities) classified as available for sale financial assets are included in the available for sale reserve in equity, unless they form part of fair value hedge relationships in which case the translation differences are recognised in the income statement.

Controlled and other entities

The results and financial position of all foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- income and expenses for each income statement are translated at actual exchange rates at the date of the transaction; and
- all resulting exchange differences are recognised in a separate component of equity – the foreign currency translation reserve.

On consolidation, exchange differences from the translation of any net investment in foreign operations and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve.

v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for the major business activities as follows:

Interest income

Interest income arising from loans and deposits is brought to account using the effective interest rate method. The effective interest rate method calculates the amortised cost of a financial instrument and allocates the interest income or expense over the relevant period. The effective interest rate is that rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee income

Corporate advice and other fees charged in respect of services provided are brought to account as work is completed and a fee is agreed with clients. Fees charged for performing a significant act in relation to funds managed by the Group are recognised as revenue when that act has been completed.

Dividends and distributions

Dividends and distributions are recognised as income upon declaration.

Dividends from controlled entities that are sourced from pre-acquisition retained earnings are treated as a return of capital (i.e. reduction of investment).

vi) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses, but are only recognised in both cases to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

The Company and Group exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the group in the relevant jurisdiction, the length of time that tax losses are eligible for carry forward to offset against future profits and whether future profits are expected to be sufficient to recoup losses.

Note 2. Summary of significant accounting policies continued

Tax consolidation
Following the Group restructure, the Company has elected under Section 124-380(5) of the Australian Income Tax Assessment Act 1997 that the tax consolidated group, of which Macquarie Bank Limited was the head company, is to continue to exist at and after the completion time of the restructure. As a consequence of the election made, the Company is now recognised as the new head company of the Macquarie Australian tax consolidated group.

Under the terms and conditions of the tax contribution agreement, the Company, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Company will recognise the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable.

vii) Cash collateral on securities borrowed/lent and repurchase/reverse repurchase agreements
As part of its trading activities, the Group lends and borrows securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.

Repurchase transactions, where the Company sells securities under an agreement to repurchase, and reverse repurchase transactions, where the Company purchases securities under an agreement to resell, are also conducted on a collateralised basis. The securities subject to the repurchase/reverse repurchase agreements are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as a receivable, while cash received from third parties on the repurchase agreement is recorded as a borrowing.

Fees and interest relating to stock borrowing/lending and repurchase/reverse repurchase agreements are recognised in the income statement, using the effective interest rate method, over the expected life of the agreements.

The Company and Group continually review the fair value of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

viii) Trading portfolio
Trading portfolio assets ("long positions") comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded. Trading portfolio liabilities ("short positions") comprise obligations to deliver assets across the same trading categories, which the Company and Group have short-sold and are actively traded.

Items included in the trading portfolio are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is also recorded as trading income or expense. Interest income and expense on the trading portfolio is recognised in the income statement as interest income or expense.

The Company and Group use trade date accounting when recording regular way purchases and sales of financial assets. It recognises from the date the transaction is entered into (trade date) the resulting financial asset or liability and any subsequent unrealised profits and losses arising from revaluing that contract to fair value in the income statement. When the Group becomes party to a sales contract of a financial asset, it derecognises the asset and recognises a trade receivable until settlement date.

ix) Derivative instruments and hedging
Derivative instruments entered into by the Company and Group include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and liabilities.

All derivatives, including those used for balance sheet hedging purposes, are recognised on the balance sheet and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement, unless the derivative meets the requirements for cash flow or net investment hedge accounting.

The best evidence of a derivative's fair value at initial recognition is the transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Company and Group recognise profits immediately when the derivative is recognised.

Cash flow hedges
For a derivative or financial instrument designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedge reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Fair value hedges
For a derivative or financial instrument designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative or financial instrument is recognised in the income statement immediately together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges
For a derivative or financial instrument designated as hedging a net investment in a foreign operation, the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in net trading income.

x) Investments and other financial assets
With the exception of trading portfolio assets and derivatives which are classified separately in the balance sheet, the remaining investments in financial assets are classified into the following categories: loan assets held at amortised cost, other financial assets at fair value through profit or loss, investment securities available for sale, and non current assets and disposal groups classified as held for sale. The classification depends on the purpose for which the investment was acquired, which is determined at initial recognition and, except for fair value through profit or loss, is re-evaluated at each reporting date.

Loan assets held at amortised cost
Loan assets which are held at amortised cost on the balance sheet are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit or loss
This category only includes those financial assets which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value if it is part of a group of financial assets managed and evaluated on a fair value basis; or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on such items is recognised in the income statement in interest income.

Investment securities available for sale
Investment securities available for sale consist of securities that are not actively traded and are intended to be held for an indefinite period of time. Such securities are available for sale and may be sold should the need arise, including liquidity needs, or considering the impacts of changes in interest rates, exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Note 2. Summary of significant accounting policies continued

The Company and Group determine that available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, the Company and Group evaluate among other factors, the normal volatility in share price and the amount of time for which the fair value has been below cost. In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Non current assets and disposal groups classified as held for sale

This category includes controlled entities and interests in associates or joint ventures whose carrying amount will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such.

Assets and liabilities, including those within a disposal group, classified as held for sale are each presented separately on the face of the balance sheet. The revenue and expenses from disposal groups are presented net within the income statement and notes to the financial statements. Financial instruments that are part of disposal groups within the scope of AASB 5: *Non-current Assets Held for Sale and Discontinued Operations*, are not subject to the disclosures under AASB 7: *Financial Instruments: Disclosures*.

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

xi) Loan impairment review

All loan assets are subject to recurring review and assessment for possible impairment. All bad debts are written off in the period in which they are identified. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

The Company and Group make judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

xii) Life business

The life business is comprised of insurance contracts and investment contracts as defined by AASB 4: *Insurance Contracts*. The following are key accounting policies in relation to the life business:

Disclosure

The consolidated financial statements recognise the assets, liabilities, income and expenses of the life business conducted by a controlled entity of the Company in accordance with AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"), and AASB 1038: *Life Insurance Contracts* ("AASB 1038") which apply to investment contracts and assets backing insurance liabilities respectively. These amounts represent the total life business of the controlled entity, including underlying amounts that relate to both policyholders and shareholders of the life business.

Investment assets
Investment assets are carried at fair value through profit or loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Restriction on assets
Investments held in the Life Funds can only be used within the restrictions imposed under the *Life Insurance Act 1995*. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the *Life Insurance Act 1995* are met.

Policy liabilities
Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

xiii) Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Assets are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between their cost and their residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10 to 20 per cent
Leasehold improvements*	20 per cent
Computer equipment	33 to 50 per cent
Plant and equipment	20 to 33 per cent
Infrastructure assets	5 to 20 per cent
Art	1 per cent

* Where remaining lease terms are less than five years, leasehold improvements are depreciated over the remaining lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying value is greater than its recoverable amount due to a useful life, residual value or impairment adjustment, then the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such items and on disposal of fixed assets are recognised in the income statement.

Gains and losses on disposal are determined by comparing proceeds with the carrying amount and are recognised in the income statement.

xiv) Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of controlled entities is included in intangible assets on the balance sheet. Goodwill on acquisitions of associates is included in the carrying value of investments in associates. Goodwill acquired in business combinations is not amortised but tested for impairment annually, or more frequently if events indicate that it might be impaired. When goodwill is impaired, it is carried at cost less accumulated impairment losses.

Identifiable intangibles
- Licences and trading rights are carried at cost less accumulated impairment losses. These assets are not being amortised because they have indefinite lives.
- Management rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over their estimated useful life not exceeding twenty years.
- Customer relationships acquired as part of a business combination are carried at their fair value at the date of acquisition less accumulated amortisation. Amortisation is calculated based on the timing of projected cash flows of the relationships over their estimated useful lives.

Identifiable intangibles are subject to annual impairment testing, or more frequently if events indicate that there may be an impairment.

Software
Certain internal and external costs directly incurred in acquiring and developing certain software are capitalised and amortised over their useful life, usually for a period of three years. Costs incurred on software maintenance are expensed as incurred.

Note 2. Summary of significant accounting policies continued

xv) Financial liabilities

The Company and Group has on issue debt securities and instruments which are initially recognised at fair value, net of transaction costs incurred, and subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Other financial liabilities at fair value through profit or loss

This category only includes those financial liabilities which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial liability as such if the liability contains embedded derivatives which must otherwise be separated and carried at fair value, if it is part of a group of financial assets managed and evaluated on a fair value basis, or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

xvi) Provisions

Employee benefits

A liability for employee benefits is recognised by the entity that has the obligation to the employee. Generally, this is consistent with the legal position of the parties to the employment contract.

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the balance sheet at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using rates on high quality corporate bonds, except where there is no deep market in which case rates on Commonwealth Government securities are used, with terms that match as closely as possible to the expected future cash flows.

Provisions for unpaid employee benefits are derecognised when the benefit is settled, or is transferred to another entity and the Company and Group are legally released from the obligation and do not retain a constructive obligation.

Dividends

Provisions for dividends to be paid by the Company are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared or publicly recommended by the Directors.

The Australian Treasurer granted relief from section 254T of the Corporations Act to allow the Company to make dividend payments from its profits including distributions received from the profits of controlled entities that relate to the period prior to the restructure.

xvii) Funds under management

Within the Group certain controlled, jointly controlled and associate entities act as a custodian and/or a single responsible entity for a number of investment funds and trusts. As at 31 March 2008, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the Group (measured based on the gross assets of the individual funds) is $232 billion (2007: $197 billion). This includes $6 billion (2007: $6 billion) in respect of the life business statutory funds and certain other funds that are consolidated in the financial report. Other investment funds and trusts have not been consolidated in the financial report because individual entities within the Group do not have control of the funds and trusts.

Commissions and fees earned in respect of the Group's funds management activities are brought to account as services are provided, and where these are subject to claw back or meeting certain performance hurdles, at the point when those conditions can no longer affect the outcome.

xviii) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. The exchangeable shares on issue (see note 33) are considered ordinary shares for the purposes of the earnings per share calculations.

Diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders by the weighted average number of ordinary shares that would be issued on the exchange of all the dilutive potential ordinary shares into ordinary shares.

xix) Performance based remuneration

Share based payments

The Group operates share-based compensation plans, which include options granted to employees and shares granted to employees under share acquisition plans. The Group recognises an expense (and equity reserve) for its shares and options granted to employees. The shares and options are measured at their grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to the options issued to the Executive Officers are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 7.0 per cent (weighted average); expected life of options: four years; volatility of share price: 20 per cent and dividend yield: 3.4 per cent p.a.

The key assumptions adopted for grants made in the previous year were risk free interest rate: 6.5 per cent (weighted average); expected life of options: four years; volatility of share price: 20 per cent and dividend yield: 3.2 per cent p.a.

Where options are issued by the Company to employees of controlled entities, the Company recognises the equity provided as a capital contribution to the controlled entity.

The Group annually revises its estimates of the number of options that are expected to become exercisable. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

Profit share remuneration

The Group recognises a liability and an expense for profit share based on a formula that takes into consideration the Group's after tax profit and its earnings over and above the estimated cost of capital.

xx) Cash and cash equivalents

Cash and cash equivalents include cash and balances with central banks, short-term amounts included in due from banks, bank accepted bills and negotiable certificates of deposits issued by a bank, with an original maturity of less than three months, included in trading portfolio assets and investment securities available for sale.

xxi) Leases

Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest method, which reflects a constant rate of return.

Leases entered into by the Company and Group as lessee, are primarily operating leases. The total fixed payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the Group is the lessor under operating leases, are carried at cost and depreciated over their useful life which varies depending on each class of asset and ranges from 3 to 40 years.

xxii) Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

xxiii) Loan capital

Loan capital is debt issued by the Group with terms and conditions, which qualify for inclusion as Capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus directly attributable transaction costs and thereafter at fair value through profit or loss or at amortised cost using the effective interest method.

xxiv) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

xxv) Comparatives

Where necessary, comparative information has been restated to conform with changes in presentation in the current year. MGL's consolidated financial statements are presented as a continuation of the Macquarie Bank Group. The comparative information presented is consistent with the disclosures made in the consolidated financial statements of MBL at 31 March 2007. For the MGL Company financial statements the comparatives are shown from the date of incorporation (12 October 2006).

xxvi) Rounding of amounts

The Company is of a kind referred to in Australian Securities & Investments Commission Class Order 98/0100 (as amended), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 3. Profit for the financial year				
Net interest income				
Interest income received/receivable:				
– other entities	**6,698**	4,632	**–**	–
– controlled entities	**–**	–	**381**	–
Interest expense paid/payable:				
– other entities	**(5,881)**	(3,904)	**(96)**	–
– controlled entities	**–**	–	**(279)**	–
Total net interest income	**817**	728	**6**	–
Fee and commission income				
Fee and commission income	**4,610**	3,513	**–**	–
Income from life insurance business and other unit holder businesses (note 18)	**35**	27	**–**	–
Total fee and commission income	**4,645**	3,540	**–**	–
Net trading income*				
Equities	**1,167**	765	**–**	–
Commodities	**394**	295	**–**	–
Foreign exchange products	**255**	120	**–**	–
Interest rate products	**19**	(133)	**–**	–
Total net trading income	**1,835**	1,047	**–**	–
Share of net profits of associates and incorporated joint ventures accounted for using the equity method	**156**	242	**–**	–
Other operating income and charges				
Net gains on sale of investment securities available for sale	**123**	160	**–**	–
Impairment charge on investment securities available for sale	**(120)**	(8)		
Net gains on sale of associates (including associates held for sale) and joint ventures	**560**	650	**–**	–
Impairment charge on investment in associates and joint ventures	**(300)**	(4)	**–**	–
Net (expense)/income from disposal groups held for sale**	**(28)**	41	**–**	–
Gain on deconsolidation of controlled entities and businesses held for sale	**293**	469	**–**	–
Dividends/distributions received/receivable			**–**	
– investment securities available for sale	**91**	84	**–**	–
Group service charges and cost recoveries				
– controlled entities	**–**	–	**(2)**	–
Collective allowance for credit losses provided for during the financial year (refer to note 12)	**(37)**	(11)	**–**	–
Specific credit provisions				
– provided for during the financial year (refer to note 12)	**(85)**	(36)	**–**	–
– recovery of loans previously provided for (refer to note 12)	**35**	13	**–**	–
– loan losses written-off	**(27)**	(9)	**–**	–
– recovery of loans previously written-off	**6**	3	**–**	–
Other income***	**284**	272	**–**	–
Total other operating income and charges	**795**	1,624	**(2)**	–
Total operating income	**8,248**	7,181	**4**	–

* Included in the net trading income are fair value changes of $26 million for the year ending 31 March 2008 (31 March 2007: $68 million) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $72 million profit as a result of changes in the credit spread on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. Also includes fair value changes on derivatives used to hedge the Group's economic interest rate risk where hedge accounting requirements are not met – refer to note 2 (ix).

** Included within net (expense)/income from disposal groups held for sale are the net income and expenses arising from the activities of the disposal groups. Refer to note 23 – Non current assets and disposal groups classified as held for sale for the name of each group.

*** Included within other income is rental income of $282 million (2007: $169 million) less depreciation of $180 million (2007: $109 million) in relation to operating leases where the Group is the lessor.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 3. Profit for the financial year continued				
Employment expenses				
Salary and salary related costs including commissions, superannuation and performance-related profit share	**(3,720)**	(3,362)	**(1)**	–
Share based payments	**(126)**	(87)	**–**	–
Provision for annual leave	**(21)**	(15)	**–**	–
Provision for long service leave	**(11)**	(8)	**–**	–
Total compensation expense	**(3,878)**	(3,472)	**(1)**	–
Other employment expenses including on-costs, staff procurement and staff training	**(299)**	(261)	**–**	–
Total employment expenses	**(4,177)**	(3,733)	**(1)**	–
Brokerage and commission expenses				
Brokerage expenses	**(561)**	(289)	**–**	–
Other fee and commission expenses	**(141)**	(132)	**–**	–
Total brokerage and commission expenses	**(702)**	(421)	**–**	–
Occupancy expenses				
Operating lease rentals	**(152)**	(151)	**–**	–
Depreciation: infrastructure, furniture, fittings and leasehold improvements (refer to note 20)	**(60)**	(36)	**–**	–
Other occupancy expenses	**(52)**	(39)	**–**	–
Total occupancy expenses	**(264)**	(226)	**–**	–
Non-salary technology expenses				
Information services	**(82)**	(64)	**–**	–
Depreciation: computer equipment and software (refer to note 20)	**(53)**	(38)	**–**	–
Other non-salary technology expenses	**(79)**	(61)	**–**	–
Total non-salary technology expenses	**(214)**	(163)	**–**	–
Other operating expenses				
Professional fees	**(228)**	(233)	**–**	–
Auditor's remuneration (refer to note 49)	**(18)**	(18)	**–**	–
Travel and entertainment expenses	**(200)**	(154)	**–**	–
Advertising and promotional expenses	**(46)**	(36)	**–**	–
Communication expenses	**(40)**	(34)	**–**	–
Depreciation: communication equipment (refer to note 20)	**(7)**	(7)	**–**	–
Other expenses	**(147)**	(228)	**(16)**	–
Total other operating expenses	**(686)**	(710)	**(16)**	–
Total operating expenses	**(6,043)**	(5,253)	**(17)**	–

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 4. Revenue from operating activities				
Interest and similar income	**6,698**	4,632	**381**	-
Fee and commission income	**4,610**	3,513	**-**	-
Premium income, investment revenue and management fees from life investment contracts and other unit holder businesses (note 18)	**211**	613	**-**	-
Net trading income	**1,835**	1,047	**-**	-
Profit on the sale of investment securities available for sale and associates and joint ventures	**683**	810	**-**	-
Other income/(expense) (excluding net gains on the sale of investment securities available for sale, associates and joint ventures)	**796**	1,108	**(2)**	-
Total revenue from operating activities	**14,833**	11,723	**379**	-

Note 5. Segment reporting

(i) Operating Segments

For internal reporting and risk management purposes, the Group is divided into seven operating Groups ("the Groups"). These Groups have been set up based on the differences in core products and services offered, and are outlined below.

Financial Services Group consists of two key Australasian-based divisions, Macquarie Adviser Services and Macquarie Private Wealth. Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products including retail superannuation. Macquarie Private Wealth provides a full-service stockbroking, investment planning, executive wealth management and private banking service.

Funds Management Group is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporations, financial advisers, platforms and retail investors in Australia and internationally.

Banking and Securitisation Group brings together Macquarie's retail lending and banking businesses.

Real Estate Group encompasses real estate funds management, finance, investing and advisory, development, securitisation, asset management and research.

Treasury and Commodities Group activities include trading and related activities in a broad range of financial and commodity markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metals commodities.

Equity Markets Group manages Macquarie's equity derivatives and trading business. It utilises its expertise in risk management and product structuring skills to design equity-based financial solutions and products for retail and wholesale clients. The group also operates Macquarie's stock borrowing & lending business.

Macquarie Capital includes the Macquarie Group's wholesale structuring, underwriting, corporate advisory, specialist funds management, private equity and specialised equipment financing, institutional stockbrokers and equities research.

Corporate includes the Group Treasury division and Head Office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, derivative volatility, income tax expense and profits attributable to minority interests. This is not considered to be an "Operating Group".

Any transfers between segments have been determined on an arms-length basis and eliminate on consolidation.

The segment information has been prepared in conformity with the Group's segment accounting policy as disclosed in note 2 (v).

	Financial Services Group $m	Funds Management Group $m	Banking & Securitisation Group $m	Real Estate Group $m	Treasury & Commodities Group $m	Equity Markets Group $m	Macquarie Capital $m	Corporate $m	Total $m

Note 5. Segment reporting continued

	Financial Services Group $m	Funds Management Group $m	Banking & Securitisation Group $m	Real Estate Group $m	Treasury & Commodities Group $m	Equity Markets Group $m	Macquarie Capital $m	Corporate $m	Total $m
								Consolidated 2008	
Revenues from external customers	**733**	**398**	**2,860**	**513**	**1,942**	**2,564**	**4,982**	**713**	**14,705**
Inter-segmental revenue/(expense)*	**12**	**44**	**(536)**	**(166)**	**(202)**	**(424)**	**(325)**	**1,597**	**–**
Interest revenue	**10**	**3**	**2,741**	**203**	**895**	**1,261**	**825**	**760**	**6,698**
Interest expense	**–**	**–**	**(1,890)**	**(15)**	**(695)**	**(800)**	**(252)**	**(2,229)**	**(5,881)**
Depreciation and amortisation	**(10)**	**(1)**	**(10)**	**(2)**	**(8)**	**(4)**	**(198)**	**(60)**	**(293)**
Share of net profits/(losses) of associates and joint ventures using the equity method	**(1)**	**–**	**(7)**	**107**	**30**	**(2)**	**38**	**(9)**	**156**
Net operating expense from disposal groups held for sale	**–**	**–**	**–**	**–**	**–**	**–**	**(28)**	**–**	**(28)**
Reportable segment profit	**187**	**177**	**51**	**(81)**	**645**	**732**	**2,915**	**(2,823)**	**1,803**
Reportable segment assets	**2,623**	**3,989**	**38,569**	**3,748**	**38,521**	**38,460**	**23,710**	**17,630**	**167,250**
								Consolidated 2007	
Revenues from external customers	828	406	2,183	676	1,790	1,314	4,240	3	11,440
Inter-segmental revenue/(expense)*	10	13	(407)	(121)	(190)	(407)	(408)	1,510	–
Interest revenue	1	2	2,041	160	1,003	602	645	178	4,632
Interest expense	–	–	(1,353)	(16)	(763)	(201)	(89)	(1,482)	(3,904)
Depreciation and amortisation	(7)	(1)	(5)	(2)	(4)	(2)	(126)	(43)	(190)
Share of net profits/(losses) of associates and joint ventures using the equity method	(1)	–	–	136	37	5	66	(1)	242
Net operating expense from disposal groups held for sale	–	–	–	–	–	–	41	–	41
Reportable segment profit	141	59	143	507	635	417	2,573	(3,012)	1,463
Reportable segment assets	2,646	3,854	31,876	3,391	28,630	41,034	20,255	4,703	136,389

* Internal reporting systems do not enable the separation of inter-segmental revenues and expenses. The net position is disclosed above. The key inter-segmental item is internal interest charged to businesses for funding of their business net assets.

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the Group have been divided into four areas:

Asset and Wealth Management: distribution and manufacture of funds management products;

Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;

Capital Markets: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and

Lending: banking activities, mortgages, margin lending and leasing.

	Asset and wealth management $m	Financial markets $m	Capital markets $m	Lending $m	Total $m
Note 5. Segment reporting continued					
(ii) Products and services continued					
					Consolidated 2008
Revenues from external customers	**2,533**	**4,626**	**3,796**	**3,750**	**14,705**
					Consolidated 2007
Revenues from external customers	2,327	2,806	3,236	3,071	11,440

(iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been booked. The operations of the Group are headquartered in Australia.

	Revenues $m	Non current assets* $m
		Consolidated 2008
Australia	**8,685**	**182**
Asia Pacific	**2,284**	**81**
Europe	**2,184**	**55**
North America	**1,510**	**550**
Other	**42**	**1**
Total	**14,705**	**869**
		Consolidated 2007
Australia	7,014	111
Asia Pacific	1,458	55
Europe	1,643	157
North America	1,314	155
Other	11	–
Total	11,440	478

* Non current assets consist of intangible assets and property, plant and equipment.

(iv) Major Customers

Macquarie Group Limited does not rely on any major customer.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 6. Income tax (expense)/benefit				
a) Income tax (expense)/benefit				
Current tax (expense)/benefit	**(536)**	(596)	**4**	–
Deferred tax benefit	**219**	219	**1**	–
Total	**(317)**	(377)	**5**	–
Deferred income tax revenue/(expense) included in income tax (expense)/benefit comprises:				
Increase in deferred tax assets	**260**	129	**1**	–
(Increase)/decrease in deferred tax liabilities	**(41)**	90	**–**	–
Total	**219**	219	**1**	–
b) Reconciliation of income tax (expense)/benefit to prima facie tax (payable)/receivable				
Prima facie income tax (expense)/benefit on operating profit/(loss)*	**(661)**	(578)	**4**	–
Tax effect of amounts which are (non deductible)/ non assessable in calculating taxable income:				
Rate differential on offshore income	**303**	195	**1**	–
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**15**	16	**–**	–
Non-deductible options expense	**(38)**	(26)	**–**	–
Other items	**64**	16	**–**	–
Total income tax (expense)/benefit	**(317)**	(377)	**5**	–
c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in the income statement but directly recognised in equity:				
Net deferred tax – debited directly to equity	**2**	11	**–**	–
Total	**2**	11	**–**	–

* Prima facie income tax on operating profit is calculated at the rate of 30 per cent (2007: 30 per cent).
The Australian tax consolidated group has a tax year ending on 30 September.

As a consequence of an election made by the Company under the Income Tax Assessment Act 1997, the consolidated entity's Australian tax liabilities are determined according to tax consolidation legislation. The Company together with all eligible Australian resident wholly-owned subsidiaries of the Company represent a Tax Consolidated Group, with the Company as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, the Company charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised, under the Group allocation method.

Should the Company be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Company and entities in the Group.

In preparing this financial report the Company has considered the information currently available and where considered necessary has taken legal advice as to the Group's tax liability and in accordance with this believes that provisions made are adequate.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 7. Dividends paid and distributions paid or provided				
i) Dividends paid				
Ordinary share capital				
Interim dividend paid ($1.45* (2007: $1.25) per share)	398	312	395	–
2007 Final dividend paid ($1.90 (2006: $1.25) per share)	482	290	–	–
Total dividends paid	880	602	395	–

All dividends were 100 per cent franked at the 30 per cent corporate tax rate.

* Interim dividend paid by the Group includes $3 million of dividends paid to the holders of the exchangeable shares as detailed in note 33 – Contributed equity.

The Company's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5 per cent discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 33 – Contributed equity.

			Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits*)	$3.45	$3.15	$3.45	–

* The Australian Treasurer granted relief from section 254T of the Corporations Act to allow the Company to make dividend payments from distributions received from the profits of controlled entities that relate to the period prior to the restructure.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Franking credits available for the subsequent financial year at a corporate tax rate of 30 per cent (2007: 30 per cent)	133	176	133	–

The franked portion of dividends proposed as at 31 March 2008 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year and the final dividend disclosed below in (ii); and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Dividends not recognised at the end of the financial year

Since the end of the financial year the Directors have recommended the payment of the 2008 final dividend of $2.00 per fully paid ordinary share, 100 per cent franked based on tax paid at 30 per cent. The aggregate amount of the proposed dividend expected to be paid on 4 July 2008 out of retained profits at 31 March 2008, but not recognised as a liability at the end of the financial year, is $552 million (including $3 million to be paid by a controlled entity to the holders of the exchangeable shares – refer to note 33 for further details of these instruments). This amount has been estimated based on the number of shares eligible to participate as at 31 March 2008.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 7. Dividends paid and distributions paid or provided continued				
iii) Distributions paid or provided				
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	**27**	24	**–**	–
Distributions provided	**7**	7	**–**	–
Total distributions paid or provided	**34**	31	**–**	–

The Macquarie Income Securities ("MIS") represent the minority interest of a consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Securities are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interest. No dividends are payable under the preference shares until MBL, a consolidated entity, exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to MBL Directors' discretion. Refer to note 34 – Reserves, retained earnings and minority interest for further details on these instruments.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	**28**	30	**–**	–
Distributions provided	**22**	24	**–**	–
Total distributions paid or provided	**50**	54	**–**	–

The Macquarie Income Preferred Securities ("MIPS") represent the minority interest of a consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interest. MBL, a consolidated entity, can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 MBL preference shares may be substituted at MBL's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to note 34 for further details on these instruments.

	Consolidated 2008	Consolidated 2007
Note 8. Earnings per share	**Cents per share**	
Basic earnings per share	**670.6**	591.6
Diluted earnings per share	**653.5**	569.8
	$m	$m
Reconciliation of earnings used in the calculation of basic and diluted earnings per share		
Profit from ordinary activities after income tax	**1,888**	1,551
Profit attributable to minority interest:		
Macquarie Income Preferred Securities	**(50)**	(54)
Macquarie Income Securities	**(34)**	(31)
Other equity holders	**(1)**	(3)
Total earnings used in the calculation of basic and diluted earnings per share	**1,803**	**1,463**
	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**268,854,950**	247,313,494
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**268,854,950**	247,313,494
Potential ordinary shares:		
Weighted average options	**7,023,038**	9,441,575
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**275,877,988**	256,755,069

Note 8. Earnings per share continued

Information concerning the classification of securities

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 1,775,747 (2007: 1,998,451) options that were converted, lapsed or cancelled during the financial year. There are a further 13,590,312 (2007: 1,765,225) options that have not been included in the balance of weighted average options on the basis that their adjusted exercise price was greater than the average market price of the Company's fully paid ordinary shares for the financial year ended 31 March 2008 and consequently, they are not considered to be dilutive.

On 13 November 2007, the date of the restructure of the Macquarie Group, all MBL options were cancelled and reissued by MGL, the new ultimate parent entity. This action has had no financial impact on the Group as the MGL options were issued with the same terms, conditions and vesting dates as the original MBL options.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Note 9. Due from banks				
Cash at bank*	**3,136**	1,671	**–**	–
Overnight cash at bank	**2,134**	936	**–**	–
Other loans to banks	**4,034**	3,380	**–**	–
Due from clearing houses	**806**	133	**–**	–
Total due from banks	**10,110**	6,120	**–**	–

* Included within this balance is $119 million (2007: $nil) provided as security over payables to other financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Note 10. Cash collateral on securities borrowed and reverse repurchase agreements				
Central banks	**14**	–	**–**	–
Governments*	**225**	754	**–**	–
Financial institutions	**22,136**	24,650	**–**	–
Other	**531**	505	**–**	–
Total cash collateral on securities borrowed and reverse repurchase agreements	**22,906**	25,909	**–**	–

* Governments include federal, state and local governments and related enterprises.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Note 11. Trading portfolio assets				
Trading securities				
Equities and other securities	**12,102**	12,114	**-**	-
Promissory notes	**1,303**	809	**-**	-
Commonwealth government bonds	**807**	71	**-**	-
Corporate bonds	**734**	1,496	**-**	-
Other government securities	**258**	350	**-**	-
Foreign government bonds	**256**	6	**-**	-
Certificates of deposit	**198**	.426	**-**	-
Bank bills	**45**	159	**-**	-
Total trading securities	**15,703**	15,431	**-**	-
Other trading assets				
Commodities	**104**	87	**-**	-
Total other trading assets	**104**	87	**-**	-
Total trading portfolio assets	**15,807**	15,518	**-**	-

Trading assets pledged as security

Included in the balance of equities and other securities, certificates of deposit and bank bills are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided as security is $1,348 million (2007: $971 million).

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Note 12. Loan assets held at amortised cost				
Due from clearing houses	**1,558**	2,827	**-**	-
Due from governments	**219**	165	**-**	-
Due from other entities				
Other loans and advances*	**44,962**	38,346	**-**	-
Less specific provisions	**(111)**	(71)	**-**	-
	44,851	38,275	**-**	-
Lease receivables**	**5,907**	4,620	**-**	-
Total due from other entities	**50,758**	42,895	**-**	-
Total gross loan assets	**52,535**	45,887	**-**	-
Less collective allowance for credit losses	**(128)**	(91)	**-**	-
Total loan assets held at amortised cost	**52,407**	45,796	**-**	-

* Included within this balance are mortgage loans of $21,710 million (2007: $20,034 million) held by consolidated mortgage SPEs which are available as security to noteholders and debt providers.

** Included within this balance is $2,916 million (2007: $1,631 million) provided as security over issued notes and payables to other external investors and financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Specific provisions				
Balance at the beginning of the financial year	**71**	52	**-**	-
Provided for during the financial year	**85**	36	**-**	-
Loan assets written-off, previously provided for	**(9)**	(4)	**-**	-
Recovery of loans previously provided for	**(35)**	(13)	**-**	-
Attributable to foreign currency translation	**(1)**	-	**-**	-
Total specific provisions	**111**	71	**-**	-
Specific provisions as a percentage of gross loan assets	**0.21%**	0.15%	**-**	-

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Collective allowance for credit losses				
Balance at the beginning of the financial year	**91**	80	**-**	-
Provided for during the financial year	**37**	11	**-**	-
Total collective allowance for credit losses	**128**	91	**-**	-

The collective allowance for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 13. Impaired assets				
Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of unrecognised contingent commitments.				
Impaired debt investment securities available for sale with specific provisions for impairment	**264**	–	**–**	–
Less specific provisions	**(56)**	–	**–**	–
Impaired loan assets and other financial assets with specific provisions for impairment	**285**	166	**–**	–
Less specific provisions	**(120)**	(78)	**–**	–
Total net impaired assets	**373**	88	**–**	–
Note 14. Other financial assets at fair value through profit or loss				
Investment securities	**684**	789	**–**	–
Loan assets	**3,447**	1,990	**–**	–
Total other financial assets at fair value through profit or loss	**4,131**	2,779	**–**	–
Note 15. Other assets				
Security settlements*	**4,682**	3,580	**–**	–
Debtors and prepayments**	**4,099**	5,549	**1**	–
Assets under operating lease***	**1,508**	975	**–**	–
Property held for sale and development**	**232**	336	**–**	–
Other	**18**	4	**–**	–
Total other assets	**10,539**	10,444	**1**	–

* Security settlements are receivable within three working days of the relevant trade date.

** Included within these balances is $371 million of debtors and prepayments (2007: $383 million) and $86 million (2007: $309 million) of property held for sale and development which are provided as security over amounts payable to other financial institutions.

*** Assets under operating lease are stated net of accumulated depreciation of $429 million (2007: $158 million). Included within this balance is $653 million (2007: $nil) provided as security over payables to other financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 16. Investment securities available for sale				
Equity securities				
Listed*	**736**	617	**–**	–
Unlisted**	**338**	377	**–**	–
Debt securities*** #	**15,380**	5,066	**–**	–
Total investment securities available for sale	**16,454**	6,060	**–**	–

* Included within this balance is $23 million (2007: $nil) provided as security over payables to other financial institutions.

** Included within this balances is $nil (2007: $155 million) provided as security over payables to other financial institutions.

*** Included within this balance are debt securities of $461 million (2007: $471 million) which are recognised as a result of total return swaps. The Group does not have legal title to these assets but has full economic exposure to them.

\# Includes $13,213 million (2007: $2,245 million) of Negotiable Certificates of Deposit ("NCD") due from financial institutions and $268 million (2007: $474 million) of bank bills.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 17. Intangible assets				
Goodwill	**376**	39	**–**	–
Capitalised software	**–**	17	**–**	–
Other identifiable intangibles	**118**	44	**–**	–
Total intangible assets	**494**	100	**–**	–

Reconciliation of the Group's movement in intangible assets:

	Goodwill $m	Capitalised software $m	Other identifiable intangibles $m	Total $m
Balance at the beginning of the financial year	**39**	**17**	**44**	**100**
Acquisitions during the financial year	**360**	**–**	**89**	**449**
Disposals during the financial year	**–**	**–**	**(7)**	**(7)**
Amortisation expense for the financial year	**–**	**(17)**	**(8)**	**(25)**
Currency translation difference arising during the financial year	**(23)**	**–**	**–**	**(23)**
Balance at the end of the financial year	**376**	**–**	**118**	**494**

Note 18. Life investment contracts and other unit holder investment assets	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Cash and due from banks	**81**	63	**–**	–
Debt securities	**787**	865	**–**	–
Units in unit trusts	**4,640**	4,675	**–**	–
Equity securities	**191**	244	**–**	–
Total life investment contracts and other unit holder investment assets	**5,699**	5,847	**–**	–

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

Income from life investment contracts and other unit holder assets				
Premium income, investment revenue and management fees (note 4)	**211**	613	**–**	–
Life investment contract claims, reinsurance and changes in policy liabilities	**(166)**	(578)	**–**	–
Direct fees	**(10)**	(8)	**–**	–
Total income from life investment contracts and other unit holder assets (note 3)	**35**	27	**–**	–

Solvency

Solvency requirements for the life investment contracts business have been met at all times during the financial year. As at 31 March 2008, the life investment contracts business had investment assets in excess of policy holder liabilities of $10 million (2007: $66 million).

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 19. Interest in associates and joint ventures using the equity method				
Interest in associates and joint ventures using the equity method				
Loans and investments without provisions for impairment	**5,039**	4,016	**–**	–
Loans and investments with provisions for impairment	**766**	60	**–**	–
Less provision for impairment*	**(305)**	(5)	**–**	–
Loans and investments at recoverable amount	**461**	55	**–**	–
Total interest in associates and joint ventures using the equity method**	**5,500**	4,071	**–**	–

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 2(ii)).

The fair values of interest in material associates and joint ventures exceeded their carrying amounts by $199 million (2007: $739 million).

* The investments in Macquarie CountryWide Trust and Macquarie Office Trust were written down to their fair value, which is based on their publicly quoted market prices at 31 March 2008 as an estimate of their value in use.

** Included in this balance is $nil (2007: $184 million) provided as security over amounts payable to other financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m
(a) Reconciliation of movement in the Group's investment in associates and joint ventures using the equity method:		
Balance at the beginning of the financial year	**4,071**	3,463
Associates acquired/equity contributed	**3,068**	1,542
Share of pre-tax profits of associates and incorporated joint ventures	**223**	345
Share of tax expense of associates and incorporated joint ventures	**(67)**	(103)
Dividends received/receivable from associates	**(315)**	(374)
Associates disposed of	**(936)**	(720)
Investments in associates provided for/written-off	**(300)**	2
Foreign exchange and other adjustments	**(104)**	(100)
Transferred (from)/to held for sale, available for sale	**(140)**	16
Balance at the end of the financial year	**5,500**	4,071

Note 19. Interest in associates and joint ventures using the equity method continued

Interest in associates and joint ventures using the equity method continued

(b) Summarised information of certain interests in material associates and joint ventures is as follows:

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2008 %	Ownership interest 2007 %
Macquarie Airports (a)**	Australia	31 December	**20**	16
Macquarie Infrastructure Group (a)**	Australia	30 June	**8**	2
Diversified CMBS Investments Inc (c)*	USA	31 March	**57**	57
Macquarie Communications Infrastructure Group (a)**	Australia	30 June	**17**	12
Redford Australian Investment Trust (a)	Australia	30 June	**27**	27
Macquarie MEAG Prime REIT (b)	Singapore	31 December	**26**	24
Macquarie Countrywide Trust (b)**	Australia	30 June	**10**	9
Macquarie Media Group (e)***	Australia	30 June	**22**	22
Macquarie Capital Alliance Group (c)**	Australia	30 June	**18**	17
Macquarie Diversified (AA) Trust (c)	Australia	31 March	**19**	28
European Directories SA (d)***	Luxembourg	31 December	**13**	13
Macquarie Office Trust (b)**	Australia	30 June	**7**	6
Macquarie AirFinance Limited (a)#	Bermuda	31 December	**34**	34
Macquarie European Infrastructure Fund LP (a)**	UK	31 March	**5**	5
Macquarie Goodman Japan Limited (b)***	Singapore	30 June	**50**	–
Euro Gaming Limited (e)	UK	31 December	**–**	50

* Voting rights for this investment are not proportional to the ownership interest. The Group has joint control because neither the Group nor its fellow investors have control in their own right.

** The Group has significant influence due to its fiduciary relationship as manager of these entities.

*** Significant influence arises due to the Group's voting power and board representation.

In the prior year, the entity was reported as Macquarie Aircraft Leasing Limited, incorporated in Ireland.

(a) Infrastructure
(b) Property development/management entity
(c) Funds management and investing
(d) Directories business
(e) Media, television, gaming and internet investments

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
(c) Contingent liabilities of associates and joint ventures are as follows:				
Share incurred jointly with other investors	**1**	24	**–**	–
For which the Group is severally liable	**–**	146	**–**	–
(d) Aggregated financial information of interests in associates and joint ventures are as follows:				
Group's share of:				
Assets	**16,300**	9,472	**–**	–
Liabilities	**10,724**	5,806	**–**	–
Revenues	**1,809**	1,359	**–**	–
Profit	**156**	242	**–**	–

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 20. Property, plant and equipment				
Furniture, fittings and leasehold improvements				
Cost	449	309	–	–
Less accumulated depreciation	(172)	(109)	–	–
Total furniture, fittings and leasehold improvements	277	200	–	–
Communication equipment				
Cost	33	29	–	–
Less accumulated depreciation	(25)	(22)	–	–
Total communication equipment	8	7	–	–
Computer equipment				
Cost	293	249	–	–
Less accumulated depreciation	(219)	(176)	–	–
Total computer equipment	74	73	–	–
Infrastructure assets				
Cost	17	106	–	–
Less accumulated depreciation	(1)	(8)	–	–
Total infrastructure assets	16	98	–	–
Total property, plant and equipment	375	378	–	–

	Furniture, fittings and leasehold improvements $m	Communication equipment $m	Computer equipment $m	Infrastructure assets $m	Total $m
Reconciliation of the movement in the Group's property, plant and equipment at their written-down value:					
Balance at the beginning of the financial year	200	7	73	98	378
Acquisitions	171	10	61	10	252
Disposals	(29)	(2)	(5)	–	(36)
Reclassification*	–	–	–	(90)	(90)
Foreign exchange movements	(7)	–	(2)	–	(9)
Depreciation expense	(58)	(7)	(53)	(2)	(120)
Balance at the end of the financial year	277	8	74	16	375

Fixed assets pledged as security

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $nil (2007: $89 million).

* In August 2007, Windpark Bippen Grundstuecks, and Windkraft Holleben 1, wholly owned subsidiaries of the group, were reclassified as Held for Sale and subsequently sold. This resulted in a transfer out of Infrastructure Assets of $90 million.

Note 21. Investments in controlled entities

The material controlled entities of the Company, based on contribution to the Group's profit from ordinary activities, the size of the investment made by the Company or the nature of the activities conducted by the controlled entity, are:

ConnectEast Management Limited
Diversified CMBS Australia Holdings Pty Limited
M&I Debt Investments Pty Limited
Macquarie Acceptances Limited
Macquarie Africa (Proprietary) Limited (South Africa)
Macquarie Airports Management Limited
Macquarie Alternative Assets Management Limited
Macquarie Asia Real Estate Management Limited
Macquarie Australia Securities Limited
Macquarie B.H. Pty Limited
Macquarie Bank Limited
Macquarie Capital Advisers Limited
Macquarie Capital Alliance Management Limited
Macquarie Capital Funding L.P. (United Kingdom)
Macquarie Capital Funds Limited
Macquarie Capital Funds (Europe) Limited (formerly Macquarie Investment Management (UK) Limited) (United Kingdom)
Macquarie Capital Group Limited
Macquarie Capital International Holdings Pty Limited
Macquarie Capital Korea Co Limited (Korea)
Macquarie Capital Loans Management Limited (formerly Macquarie Infrastructure Debt Management Limited)
Macquarie Capital Securities (Australia) Limited (formerly Macquarie Securities (Australia) Limited)
Macquarie CLO Investments No.1 Pty Limited
Macquarie Communications Infrastructure Management Limited
Macquarie Corporate Finance Limited
Macquarie Countrywide Management Limited
Macquarie Direct Property Management Limited
Macquarie Equities (US) Holdings Pty. Limited
Macquarie Equity Capital Markets Limited
Macquarie Finance Limited
Macquarie Financial Holdings Limited
Macquarie Financial Products Management Limited
Macquarie Funds Management Holdings Pty Limited
Macquarie Global Debt Investment No.1 Pty Limited
Macquarie Global Finance Services (Mauritius) Limited (Mauritius)
Macquarie Group Services Australia Pty Limited
Macquarie Holdings (U.S.A.) Inc (United States)
Macquarie Hong Kong Finance Limited (Cayman Islands) *
Macquarie Inc (United States)
Macquarie Infrastructure Investment Management Limited
Macquarie Infrastructure Management (Asia) Pty Limited
Macquarie Infrastructure Management (USA) Inc (United States)
Macquarie International Finance Limited
Macquarie Investment Holdings No.2 Pty Limited
Macquarie Investment Management (UK) Limited (United Kingdom)
Macquarie Investment Management Limited
Macquarie Investment Services Limited
Macquarie Investments (UK) Limited (United Kingdom)
Macquarie Investments Australia Pty Limited
Macquarie Leisure Management Health Clubs Pty Limited
Macquarie Leisure Management Limited
Macquarie Office Investments Pty Limited
Macquarie Office Management Limited
Macquarie Pastoral Management Limited

Note 21. Investments in controlled entities continued

Macquarie Property Investment Management 2 Limited
Macquarie Property Investment Management 5 Limited
Macquarie Property Investment Management 6 Limited
Macquarie Real Estate Korea Limited (formerly Macquarie Property Advisors Korea Limited) (Korea)
Macquarie Securities South Africa (Proprietary) Limited (South Africa)
Macquarie Securitisation Limited
Macquarie Specialised Asset Management (Bermuda) Limited (Bermuda)
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas controlled entities carry on business predominantly in their place of incorporation, unless otherwise stated.
Beneficial interest in all entities is 100 per cent.
All entities have a 31 March reporting date.

* Incorporated in the Cayman Islands with business carried on predominantly in Hong Kong.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Note 22. Deferred income tax assets/(liabilities)				
The balance comprises temporary differences attributable to:				
Provisions and accrued expenses	**904**	868	**1**	–
Tax losses	**70**	37	**–**	–
Fixed assets	**30**	20	**–**	–
Set-off of deferred tax liabilities	**(286)**	(468)	**–**	–
Total deferred income tax assets	**718**	457	**1**	–
Financial instruments	**(172)**	(386)		
Investments in associated and controlled entities	**(154)**	(82)	**–**	–
Available for sale financial assets	**(81)**	(78)	**–**	–
Set-off of deferred tax assets	**286**	468	**–**	–
Total deferred income tax liabilities	**(121)**	(78)	**–**	–
Net deferred income tax assets	**597**	379	**1**	–

Potential tax assets of approximately $68 million (2007: $52 million) attributable to tax losses carried forward by controlled entities have not been brought to account in the controlled entities and in the Group as the Directors do not believe the realisation of the tax assets is probable.

The Group's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Company represent a Tax Consolidated Group. Under the terms and conditions of a tax contribution agreement, the Company, as the head entity of the tax consolidated group, will charge or reimburse its wholly-owned subsidiaries for current tax liabilities or assets it incurs in connection with their activities. As a consequence, the Company has recognised the current tax balances of its wholly-owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. The tax assets relating to deductible temporary differences and tax losses are not carried forward as an asset unless the benefit is probable of realisation.

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 23. Non current assets and disposal groups classified as held for sale				
Non current assets and assets of disposal groups classified as held for sale				
Associates held for sale*	**582**	750	**–**	–
Other non-current assets	**74**	–	**–**	–
Assets of disposal groups held for sale** #	**311**	244	**–**	–
Total non current assets and assets of disposal groups classified as held for sale	**967**	994	**–**	–

* Included within this balance are assets with a carrying value of $nil (2007: $409 million) provided as security over payables to other financial institutions.

** Included within this balance are assets with a carrying value of $243 million (2007: $34 million) provided as security over payables to other financial institutions.

\# This year's balance includes the assets of Taurus Aerospace Group Inc. and Longview Oil and Gas. The prior year balance represents the assets of ATM solutions and Longview Oil and Gas.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Liabilities of disposal groups classified as held for sale				
Total liabilities of disposal groups classified as held for sale##	**215**	170	**–**	–

\## This year's balance includes the liabilities of Taurus Aerospace Group Inc. and Longview Oil and Gas. The prior year balance represents the liabilities of ATM Solutions and Longview Oil and Gas.

All of the above non current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of by way of sale to a Macquarie managed fund, trade sale or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occur that are beyond the Group's control.

(a) Summarised information of material associates and jointly-controlled entities classified as held for sale is as follows:

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2008 %	Ownership interest 2007 %
New World Gaming Partners Limited (a)	Canada	31 December	**50**	–
MEO Holdings Limited (b) +	Bermuda	30 June	**59**	–
International Infrastructure Holdings Limited (c)	Australia	31 December	**25**	–
Macquarie New York Parking 2 LLC (d) ^ @	USA	31 December	**7**	53
Taiwan Cable TV Investments Sarl (e) ^^	Taiwan	31 December	**–**	20
Retirement Villages Group (f) @	Australia	30 June	**10**	48
Lane Cove Tunnel Holding Company Pty Limited (c)	Australia	31 December	**–**	19

All associates and jointly-controlled entities classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest unless otherwise stated.

\+ At 31 March 2008, the Group had joint control because neither the Group nor its fellow investors had control in their own right.

^ Voting power was not proportional to the ownership interest. At 31 March 2007, the Group had joint control because neither the Group nor its fellow investors had control in their own right.

^^Legal interest was different to ownership interest. Legal interest in Taiwan Cable TV Investment Sarl as at 31 March 2007 was 40 per cent.

@ The Group's interests in these entities were reclassified from held for sale to interest in associates and joint ventures during the financial year.

(a) Gambling infrastructure
(b) Offshore marine support operations
(c) Infrastructure
(d) Retail parking stations
(e) Media, television and internet investments
(f) Retirement homes

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 23. Non current assets and assets/liabilities of disposal groups classified as held for sale continued				
(b) For associates and jointly-controlled entities classified as held for sale, the Group's share of contingent liabilities is as follows:				
Share incurred jointly with other investors	–	–	–	–
For which the Group is severally liable	–	–	–	–
(c) For associates and jointly-controlled entities classified as held for sale, aggregated financial information is as follows:				
Group's share of:				
Assets	1,263	2,542	–	–
Liabilities	1,131	1,917	–	–
Revenues	79	372	–	–
Operating loss	(53)	–	–	–
Note 24. Due to banks				
OECD banks	8,537	3,056	4,864	–
OECD central banks	131	229	–	–
Clearing houses*	373	174	–	–
Other	1,000	668	–	–
Total due to banks	10,041	4,127	4,864	–

* Amounts due to clearing houses are settled on the next business day.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 25. Cash collateral on securities lent and repurchase agreements				
Central banks	317	1,018	–	–
Governments	68	–	–	–
Financial institutions	12,397	5,730	–	–
Other	999	741	–	–
Total cash collateral on securities lent and repurchase agreements	13,781	7,489	–	–
Note 26. Trading portfolio liabilities				
Listed equity securities	7,604	14,258	–	–
Commonwealth government securities	4,053	1,243	–	–
Other government securities	154	352	–	–
Corporate securities	14	69	–	–
Total trading portfolio liabilities	11,825	15,922	–	–

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 27. Debt issued at amortised cost				
Debt issued at amortised cost*	**57,115**	51,365	**–**	–
Total debt issued at amortised cost	**57,115**	51,365	**–**	–

* Included within this balance are amounts payable to mortgage SPE noteholders of $21,564 million (2007: $19,932 million).

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 28. Other financial liabilities at fair value through profit or loss				
Debt issued at fair value	**254**	1,229	**–**	–
Equity linked notes	**6,034**	4,323	**–**	
Total other financial liabilities at fair value through profit or loss	**6,288**	5,552	**–**	–
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:				
Australian dollars	**42,143**	28,596	**–**	–
United States dollars	**7,730**	15,936	**–**	–
Euro	**5,170**	5,120	**–**	–
Canadian dollars	**2,547**	214	**–**	–
Great British pounds	**2,133**	3,467	**–**	–
Japanese yen	**1,624**	571	**–**	–
Hong Kong dollars	**896**	1,592	**–**	–
Singapore dollars	**621**	240	**–**	–
Other currencies	**539**	1,181	**–**	–
Total by currency	**63,403**	56,917	**–**	–

The Group's primary sources of domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic NCD issuance. Securities can be issued for terms varying from one day to 30 years.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 29. Other liabilities				
Due to brokers and customers*	**5,016**	3,034	**–**	–
Accrued charges and sundry provisions	**3,993**	3,556	**–**	–
Creditors	**3,010**	5,166	**–**	–
Other	**191**	202	**–**	–
Total other liabilities	**12,210**	11,958	**–**	–

* Amounts due to brokers and customers are payable within three working days of the relevant trade date.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 30. Provisions				
Provision for annual leave	**86**	69	**–**	–
Provision for long service leave	**64**	53	**–**	–
Provision for dividend	**29**	31	**–**	–
Total provisions	**179**	153	**–**	–

Note 31. Capital

The Company and Group's capital management strategy is to maximise shareholder value through optimising the level and use of capital resources.

The Group's capital management objectives are to:

- Continue to support the Group's credit rating
- Ensure sufficient capital resource to support the Group's business and operational requirements
- Maintain sufficient capital to exceed externally imposed capital requirements
- Safeguard the Group's ability to continue as a going concern.

The Group's capital management strategy uses both internal and external measures of capital. Internally, an economic capital model (ECM) has been developed to quantify the Group's aggregate level of risk. The ECM is used in the Group to support business decision making, including deciding the required level of capital, the setting of risk appetite and as a risk adjusted performance measure.

The Group is subject to minimum capital requirements externally imposed by APRA and from 1 January 2008, a Group controlled entity, Macquarie Bank Limited, has been granted accreditation by APRA to adopt the Basel II Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. Prior to 1 January 2008, the Group reported to APRA under the prudential requirements referred to as Basel 1.

Regulatory capital requirements are measured at three levels of consolidation within the Group. MBL and certain controlled entities which meet the APRA definition of extended licensed entities are reported as "Level 1". "Level 2" consists of MBL, its controlled entities and its immediate parent less certain controlled entities of MBL which are deconsolidated for APRA reporting purposes. These include entities conducting insurance, funds management, non-financial operations and special purpose vehicles. "Level 3" consists of the Level 2 groups plus the Non-Banking Group. APRA requires Authorised Deposit-taking Institutions ("ADIs") to have a minimum ratio of capital to risk-weighted assets ("RWAs") of 8 per cent at both Level 1 and Level 2, with at least 4 per cent of this capital in the form of tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels. Macquarie internal capital policy set by the Board requires capital floors above this regulatory required level. Under the Non-Operating Holding Company structure, APRA has imposed minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum tier 1 capital requirement, based on a percentage of RWA's plus tier 1 deductions using prevailing APRA ADI Prudential Standards; and
- The non-ADI group capital requirement, using the Group's ECM. Transactions internal to the Macquarie Group are excluded.

The overall Level 3 capital position is reported as an excess over the regulatory imposed minimum capital adequacy requirement.

The Group's Level 3 eligible capital is defined by APRA as Group Capital (ordinary equity plus reserves plus hybrids) less regulatory adjustments required for the Banking Group, less certain reserves of the Non-Banking Group.

The Group has satisfied its externally imposed capital requirements at Level 1, Level 2 and Level 3 throughout the year.

Note 32. Loan capital

Subordinated debt

Agreements between the Group and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Group.

The dates upon which the Group has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Subordinated debt				
At call	**6**	–	–	–
30 March 2009	**7**	–	–	–
18 February 2013	**–**	227	–	–
2 May 2013	**25**	25	–	–
20 June 2013	**346**	332	–	–
15 September 2014	**301**	301	–	–
18 September 2015	**383**	432	–	–
19 September 2016	**372**	486	–	–
6 December 2016	**605**	576	–	–
31 May 2017	**305**	292	–	–
Total subordinated debt	**2,350**	2,671	–	–
Reconciliation of subordinated debt by major currency:				
Euro	**951**	908	–	–
Australian dollars	**569**	845	–	–
Great British pounds	**434**	486	–	–
United States dollars	**383**	432	–	–
Canadian dollars	**13**	–	–	–
Total subordinated debt by currency	**2,350**	2,671	–	–

In accordance with APRA guidelines, Macquarie Bank Limited, a controlled entity, includes the applicable portion of its loan capital principal as Tier 2 capital.

	Consolidated 2008 Number of shares	Consolidated 2007 Number of shares	Consolidated 2008 $m	Consolidated 2007 $m
Note 33. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**253,941,205**	232,440,369	**3,103**	1,916
Issue of 10,606,061 ordinary shares on 22 May 2006 at $66.00 per share	**-**	10,606,061	**-**	696
Issue of 8,620,690 ordinary shares on 21 May 2007 at $87.00 per share	**8,620,690**	-	**745**	-
On-market purchase of shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non Executive Directors Share Acquisition Plan ("NEDSAP") at $88.67 (2007: $67.94) per share	**(313,615)**	(288,009)	**(28)**	(20)
Allocation of shares to employees pursuant to the MBSSAP and NEDSAP at $88.67 (2007: $67.94) per share	**313,615**	288,009	**28**	20
On-market purchase of shares pursuant to the Macquarie Group Staff Share Acquisition Plan ("MGSSAP") and NEDSAP at $75.99 per share	**(12,664)**	-	**(1)**	-
Allocation of shares to employees pursuant to the MGSSAP and NEDSAP at $75.99 per share	**12,664**	-	**1**	-
Issue of shares on exercise of options	**7,260,989**	7,536,936	**263**	239
Issue of shares on 23 June 2006 pursuant to the Share Purchase Plan at $66.00 per share	**-**	137,947	**-**	9
Issue of shares on 25 June 2007 pursuant to the Share Purchase Plan at $87.00 per share	**912,076**	-	**79**	-
Issue of shares on 12 January 2007 pursuant to the Employee Share Plan effectively at $76.82 per share	**-**	21,632	**-**	2
Issue of shares on 11 January 2008 pursuant to the Employee Share Plan effectively at $70.39 per share	**24,290**	-	**2**	-
Issue of shares on 5 July 2006 pursuant to the Dividend Reinvestment Plan ("DRP") at $63.60 per share	**-**	1,523,326	**-**	97
Issue of shares on 15 December 2006 pursuant to the DRP at $70.23 per share	**-**	1,674,934	**-**	117
Issue of shares on 4 July 2007 pursuant to the DRP at $86.44 per share	**2,146,392**	-	**185**	-
Issue of shares on 30 January 2008 pursuant to the DRP at $68.38 per share	**1,665,095**	-	**114**	-
Issue of shares on 22 February 2008 pursuant to the DRP at $68.38 per share	**103**	-	**-**	-
Transfer from share based payments reserve for expensed options that have been exercised	**-**	-	**43**	27
Closing balance of fully paid ordinary shares	**274,570,840**	253,941,205	**4,534**	3,103

As at 31 March 2008, 39,035,761 (2007: 34,358,273) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 38 – Employee equity participation.

	2008 Number of shares	Company 2007 Number of shares	2008 $m	Company 2007 $m
Note 33. Contributed equity continued				
Ordinary share capital				
Opening balance of fully paid ordinary shares	2	–	–	–
Issue of 2 ordinary shares on 12 October 2006 at $1.00 per share	–	2	–	–
Redemption of share capital via reverse acquisition on 13 November 2007 (note 1)	(2)	–	–	–
Issue of ordinary shares to Macquarie Bank Limited shareholders on a one-for-one basis on 13 November 2007 (note 1)	271,086,657	–	23,982	–
On-market purchase of shares pursuant to the MGSSAP and NEDSAP at $75.99 per share	(12,664)	–	(1)	–
Allocation of shares to employees pursuant to the MGSSAP and NEDSAP at $75.99 per share	12,664	–	1	–
Issue of shares on exercise of options	1,794,695	–	68	–
Issue of shares on 11 January 2008 pursuant to the Employee Share Plan effectively at $70.39 per share	24,290	–	2	–
Issue of shares on 30 January 2008 pursuant to the DRP at $68.38 per share	1,665,095	–	114	–
Issue of shares on 22 February 2008 pursuant to the DRP at $68.38 per share	103	–	–	–
Transfer from share based payments reserve for expensed options that have been exercised	–	–	14	–
Closing balance of fully paid ordinary shares	**274,570,840**	2	**24,180**	–

On 13 November 2007, the date of the implementation of the Macquarie Group restructure, MBL shareholders received shares in MGL on a one-for-one basis (with the exception of ineligible foreign shareholders). This resulted in the issue of 271,086,657 MGL ordinary shares.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Treasury shares	(12)	(7)	–	–
Exchangeable shares				
Exchangeable to shares in Macquarie Group Limited on a 1:1 basis	133	–	–	–
Total exchangeable shares	133	–	–	–

The exchangeable shares were issued by a controlled entity in November 2007 as cash consideration for the acquisition of Orion Financial Inc and are classified as equity in accordance with AASB 132 Financial Instruments: Presentation. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) and will pay dividends equal to the Macquarie Group Limited dividends during their legal life. The exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 34. Reserves, retained earnings and minority interest				
Reserves				
Foreign currency translation reserve				
Opening balance	1	4	–	–
Currency translation differences arising during the financial year, net of hedge	(20)	(3)	–	–
Total foreign currency translation reserve	(19)	1	–	–
Available for sale reserve				
Opening balance	228	151	–	–
Revaluation movement for the financial year, net of tax	33	175	–	–
Transfer to profit on realisation	(38)	(98)	–	–
Total available for sale reserve	223	228	–	–
Share-based payments reserve				
Opening balance	144	84	–	–
Option expense for the financial year	126	87	–	–
Options issued to controlled entity employees	–	–	56	–
Transfer to share capital on exercise of expensed options	(43)	(27)	(14)	–
Total share-based payments reserve	227	144	42	–
Cash flow hedging reserve				
Opening balance	10	2	–	–
Revaluation movement for the financial year, net of tax	24	8	–	–
Total cash flow hedging reserve	34	10	–	–
Share of reserves of interests in associates and joint ventures using the equity method				
Opening balance	(3)	9	–	–
Share of reserves during the financial year	(6)	(12)	–	–
Total share of reserves of interests in associates and joint ventures using the equity method	(9)	(3)	–	–
Total reserves	456	380	42	–

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 34. Reserves, retained earnings and minority interest continued				
Retained earnings				
Balance at the beginning of the financial year	**2,795**	1,934	**-**	–
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited	**1,803**	1,463	**(8)**	–
Dividends paid on ordinary share capital (note 7)	**(880)**	(602)	**(396)**	–
Balance at the end of the financial year	**3,718**	2,795	**(404)**	–
Minority interest				
Macquarie Income Preferred Securities*				
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	**-**	–
Issue costs	**(10)**	(10)	**-**	–
	884	884	**-**	–
Retained Profits	**50**	54	**-**	–
Distribution provided on Macquarie Income Preferred Securities	**(50)**	(54)	**-**	–
Foreign currency translation reserve	**(132)**	(43)	**-**	–
Total Macquarie Income Preferred Securities	**752**	841	**-**	–
Macquarie Income Securities**				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**-**	–
Less transaction costs for original placement	**(9)**	(9)	**-**	–
Total Macquarie Income Securities	**391**	391	**-**	–
Other minority interest				
Ordinary share capital	**84**	9	**-**	–
Preference share capital	**6**	6	**-**	–
Accumulated (losses)/gains	**(1)**	1	**-**	–
Total other minority interest	**89**	16	**-**	–
Total minority interest	**1,232**	1,248	**-**	–

* On 22 September 2004, Macquarie Capital Funding LP, a member of the Group, issued £350 million of MIPS. MIPS – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177 per cent (2007: 6.177 per cent) semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at MGL's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 per cent (2007: 2.35 per cent) per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at MGL's discretion. The first coupon was paid on 15 April 2005.
The instruments are reflected in the Group's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

** The Macquarie Income Securities issued by MBL, a controlled entity, were listed for trading on the Australian Stock Exchange (now Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at MBL's discretion on 19 November 2004. Interest is paid quarterly at a floating rate of BBSW plus 1.7 per cent p.a. (2007: 1.7 per cent p.a.). Payment of interest to holders is subject to certain conditions, including the profitability of MBL.
They are a perpetual instrument with no conversion rights.

These instruments are classified as equity in accordance with AASB 132: *Financial Instruments: Presentation* and reflected in the Group's financial statements as minority interest, with distribution entitlements being included with minority interests' share of profit after tax.

Distribution policies for these instruments are included in note 7 to the financial statements.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m

Note 35. Notes to the cash flow statements

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statements is reconciled to related items in the Balance Sheet as follows:

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Cash and balances with central banks	7	3	–	–
Due from other financial institutions			–	
– due from banks*	10,090	5,540	–	–
– trading securities**	10,718	2,783	–	–
Cash and cash equivalents at the end of the financial year	20,815	8,326	–	–

Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Profit/(loss) from ordinary activities after income tax	1,888	1,551	(8)	–
Adjustments to profit from ordinary activities				
Accretion of interest on available for sale financial assets	(548)	(165)	–	
Amoritisation of capitalised software and other identifiable intangibles	25	6	–	–
Amounts provided during the financial year	535	55	–	–
Depreciation on property, plant and equipment	120	81	–	–
Dividends received as return of investments in controlled entities	–	–	16,635	–
Dividends received from associates	315	374	–	–
Fair value changes on available for sale financial assets transferred to profit or loss on realisation	(38)	(98)	–	–
Fair value changes on financial assets and liabilities at fair value through profit or loss	37	(87)	–	–
Gain on deconsolidation of previously controlled entities and businesses held for sale	(293)	(469)	–	–
Gains on disposal of property, plant and equipment	(19)	–	–	–
Net gains on sale of associates (including associates held for sale) and joint ventures	(560)	(650)	–	–
Net gains on sale of investment securities available for sale	(123)	(160)	–	–
Share based payment expense	126	87	–	–
Share of net profits of associates and joint ventures using the equity method	(156)	(242)	–	–
Changes in assets and liabilities				
Decrease in dividends receivable	1	376	–	–
Increase in amount due from controlled entities under tax contribution agreement	–	–	(119)	–
Increase in fees and commissions receivable	(192)	(66)	–	–
(Decrease)/increase in fees and commissions payable	(2)	41	–	–
Increase in current tax liabilities	170	215	49	–
Increase in deferred tax assets	(261)	(385)	(1)	–
Increase/(decrease) in deferred tax liabilities	43	(79)	–	–
Increase in interest receivable	(256)	(225)	–	–
Increase in interest payable	93	319	17	–
Increase in provisions for employment entitlements	28	20	–	–
Increase in loan assets granted (net)	(6,675)	(11,567)	(13,767)	–
Increase in loan payable to a controlled entity	–	–	8,800	–
Decrease/(increase) in debtors, prepayments, accrued charges and creditors	390	1,378	(1)	–
Decrease/(increase) in financial instruments, foreign exchange and commodities	6,069	(9,260)	–	–
Increase in amounts due to other financial institutions, deposits and other borrowings	16,984	17,462	4,847	–
Decrease in life investment contract receivables	910	513	–	–
Net cash flows from/(used in) operating activities	18,611	(975)	16,452	–

* Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses as per note 2(xx).

** Includes certificates of deposit, bank bills and other short-term debt securities as per note 2(xx).

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 35. Notes to the cash flow statements continued				
Non cash investing activities				
Capitalisation of amount receivable from a controlled entity	–	–	50	–
Total non cash investing activities	–	–	50	–

During the financial year, the Company capitalised an amount owing from a controlled entity, Macquarie Group Services Australia Pty Limited, with an issue of new shares by the controlled entity. This increased the Company's cost of investment in the controlled entity without a corresponding outflow of cash and cash equivalents.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Financing agreements				
Total unused	4,272	1,014	4,100	–
Total overdraft facilities	4,272	1,014	4,100	–

As at 31 March 2008, the Company has a $9 billion senior unsecured syndicated bank debt facility, provided by a group of 46 major International and Australian financial institutions, with maturities ranging out to November 2012. As at 31 March 2008, the company has drawn down $4.9 billion (2007: $nil) of the amount available.

The Company has received an $10.1 billion Transitional Bridge Facility from MBL of which $8.8 billion remained outstanding at the balance date. The facility, which is an unsecured amortising two-year committed term loan, is providing transitional funding to MGL whilst MGL establishes its profile in the term funding markets.

Capital Meters Limited, a controlled entity of Macquarie Financial Holdings Ltd, incorporated in the United Kingdom, has a credit facility of GBP 113 million, equivalent to AUD 245 million (2007: GBP 118 million, equivalent to AUD 287 million). As at 31 March 2008, the entity had drawn down GBP 60 million, equivalent to AUD 130 million (2007: GBP 50 million, equivalent to AUD 122 million) of the facility available.

Macquarie Equities (Asia) Limited, a controlled entity of the Macquarie Financial Holdings Ltd, incorporated in Hong Kong, has an overdraft facility of HKD 200 million, equivalent to AUD 28 million (2007: HKD 200 million, equivalent to AUD 32 million). The facility may be drawn down at any time and is subject to annual review on 31 December of each year. As at 31 March 2008, the facility is undrawn (2007: undrawn).

Aviation Technical Services Inc, a controlled entity of the Macquarie Financial Holdings Ltd, incorporated in the United States, has an overdraft facility of USD 27 million, equivalent to AUD 29 million (2007: $nil). The facility may be drawn down based on qualifying assets based on the financial results of the company. As at 31 March 2008, the facility is undrawn (2007: undrawn).

Note 36. Related party information

Controlled entities

During the financial year, the Macquarie Group was restructured which resulted in the Company being established as the ultimate parent entity of the Macquarie Group. Qualitative disclosures of the transaction are presented in note 1 to the financial statements, and quantitative disclosures are presented in other notes to the financial statements, where relevant.

Transactions between the Company and its controlled entities principally arise from the granting of loans and the provision of management and administration services.

All transactions with controlled entities are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial statements. Amounts due from and due to controlled entities are presented separately in the balance sheet of the Company except when offsetting reflects the substance of the transaction or event.

Balances arising from lending and borrowing activities between the Company and its controlled entities are extended on arms length terms and where appropriate may be either subordinated or collateralised.

The Company has received a $10.1 billion Transitional Bridge Facility from MBL of which $8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two-year committed term loan, is providing transitional funding to MGL whilst MGL establishes its profile in the term funding markets.

Subsequent to the restructure described above, the Company as the ultimate parent entity of the Macquarie Group, became the head entity of the tax-consolidated group. During the financial year, the Company entered into a tax contribution agreement with its eligible Australian resident controlled entities. The terms and conditions of this agreement are set out in note 2 (vi) – Summary of significant accounting policies. As at 31 March 2008, the amount receivable by the Company under the tax contribution agreement with the tax consolidated entities is $119 million (2007: $198 million). This balance is included in "Due from controlled entities" in the Company's separate balance sheet.

In the prior financial year, the former ultimate parent entity of the Macquarie Group, Macquarie Bank Limited, entered into derivative transactions with its controlled entities to hedge their operations. The fair value of derivative financial instruments relating to transactions between Macquarie Bank Limited and its controlled entities at 31 March 2007 were $281 million positive value and $203 million negative value.

During the year, the following transactions occurred with controlled entities:

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Interest income received/receivable (note 3)	–	–	**381**	–
Interest expense paid/payable (note 3)	–	–	**(279)**	–
Management fees, group service charges and cost recoveries	–	–	**15**	–
Options issued to employees of controlled entities (note 34)	–	–	**(56)**	–
Dividends and distributions	–	–	**16,635**	–
The following balances with controlled entities were outstanding at the year end:				
Amounts receivable	–	–	**13,891**	–
Amounts payable	–	–	**(8,855)**	–

Note 36. Related party information continued

Associates and joint ventures

Transactions between the Group and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the Company and its controlled entities, in the consolidated income statement.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
During the year, the following transactions occurred with associates and joint ventures:				
Interest income received/receivable	**26**	80	**-**	-
Interest expense paid/payable	**(1)**	(13)	**-**	-
Fee and commission income*	**1,522**	967	**-**	-
Other income	**3**	4	**-**	-
Gains on sale of securities**	**85**	58	**-**	-
Dividends and distributions *** (note 19)	**315**	374	**-**	-
Brokerage and commission expense	**(22)**	(14)	**-**	-

* Fee and commission income includes all fees charged to associates. Any unrealised component is eliminated to determine the Group's share of net profits of associates and joint ventures using the equity method.

** Gains on sale of securities are shown after elimination of unrealised profits/losses calculated by reference to the Group's ownership interest in the associate.

*** Dividends and distributions are shown as gross amounts. Under the equity method, these amounts are not taken up as income but are recorded as a reduction of the carrying amount of the investment.

The following balances with associates and joint ventures were outstanding at the year-end (these exclude amounts which in substance form part of the Group's net investment in associates, disclosed in note 19):

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Amounts receivable	**799**	721	**-**	-
Amounts payable	**(41)**	(68)	**-**	-

Balances arising from lending and borrowing activities between the Company and its associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

Note 37. Key Management Personnel disclosure

Key Management Personnel

The Macquarie Group restructured on 13 November 2007. The Key Management Personnel for the restructured MGL Group have remained the same as the predecessor entity Macquarie Bank Limited. Prior to the date of restructure, disclosures throughout this note are in respect of the MBL Group.

The restructure was accounted for as a reverse acquisition in accordance with AASB 3 *Business Combinations*. MGL's consolidated financial statements and the disclosures throughout this note have been presented as a continuation of the Macquarie Group. Full details of the restructure can be found in note 1.

Throughout this disclosure note, Mr Clarke and Mr Johnson are presented as Non-Executive Directors for the current year and Executive Directors for the comparative year. This was because they both retired from executive responsibilities with effect from 31 March 2007.

The composition of the MGL Board changed on 30 August 2007. For the period from incorporation until 30 August 2007, W.R. Sheppard, G.C. Ward and S.J. Dyson were Directors of Macquarie Group Limited. During this time, the Company was dormant and these Directors did not receive any remuneration for their services as Director.

Otherwise the following persons were Voting Directors of MGL or its predecessor entity MBL during the financial years ended 31 March 2008 and 31 March 2007, or as indicated. The appointment date relates to the date appointed as an MGL Director.

Executive Directors

N.W. Moore*	Group Head, Macquarie Capital (appointed on 5 February 2008, resigned on 17 February 2008 and reappointed on 22 February 2008)
A.E. Moss, AO*	Managing Director and Chief Executive Officer (appointed 30 August 2007)
L.G. Cox, AO	(appointed 30 August 2007)

Non-Executive Directors

J.G. Allpass**	(retired 19 July 2007)
D.S. Clarke, AO	Non-Executive Chairman (appointed 30 August 2007)
M.R.G. Johnson**	Deputy Chairman (retired 19 July 2007)
P.M. Kirby	(appointed 30 August 2007)
C.B. Livingstone, AO	(appointed 30 August 2007)
B.R. Martin**	(retired 20 July 2006)
H.K. McCann, AM	(appointed 30 August 2007)
J.R. Niland, AC	(appointed 30 August 2007)
H.M. Nugent, AO	(appointed 30 August 2007)
P.H. Warne***	(appointed 30 August 2007)

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Company and its controlled entities during the past two financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated.

Executives

J.K. Burke*	Group Head, Equity Markets Group
M. Carapiet*	Joint Head – Macquarie Capital Advisors, Macquarie Capital
A.J. Downe*	Group Head, Treasury and Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Chief Financial Officer
W.J. Moss, AM	Former Group Head, Banking & Property Group (retired on 30 March 2007)

* Members of the Group's Executive Committee as at 19 May 2008.

** These directors retired as Directors of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group.

*** P.H. Warne was appointed as a Director of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group, on 1 July 2007.

Note 37. Key Management Personnel disclosure continued

It is important to note that the Company's Non-Executive Directors are specifically required to be categorised as Key Management Personnel for the purposes of the disclosures in the remuneration report. However, the Non-Executive Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above are described in Appendix 2 of the Remuneration Report, contained in the Directors' Report on pages 56 to 110.

Key Management Personnel remuneration

The following tables detail the aggregate remuneration for Key Management Personnel. The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in Appendix 2 of the Remuneration Report.

				Short-term employee benefits	**Long-term* employee benefits**	**Share based payments**	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Options $	Total remuneration $
Executive Remuneration							
2008	**4,666,247**	**97,731,225**	**–**	**102,397,472**	**4,661,946**	**17,687,300**	**124,746,718**
2007	5,614,873	153,640,322	–	159,255,195	40,449,633	7,369,553	207,074,381
Non-Executive Remuneration							
2008	**2,450,087**	**–**	**200,124**	**2,650,211**	**–**	**–**	**2,650,211**
2007	1,543,837	–	89,433	1,633,270	–	–	1,633,270

* Includes earnings on restricted profit share.

Note 37. Key Management Personnel disclosure continued

Option holdings of Key Management Personnel and their related parties

The following tables set out details of options held during the year for the Key Management Personnel including their related parties, on a consolidated Group basis. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. The opening balance relates to holdings over MBL options. As detailed in note 1, optionholders of MBL obtained one MGL ordinary option for each ordinary option they held in MBL at the date of the restructure. Further details in relation to the Option Plan are disclosed in note 38 – Employee equity participation.

For the year ended 31 March 2008

Name and position	Number of options held at 1 April 2007	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2008 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2008 (b)
Executive Directors							
L.G. Cox	23,265	9,000	–	–	32,265	4,673	7,473
N.W. Moore	594,335	154,400	(216,001)	–	532,734	138,333	56,666
A.E. Moss	511,000	159,400	–	–	670,400	115,200	170,400
Non-Executive Directors							
J.G. Allpass (c)	–	–	–	–	–	–	–
D.S. Clarke (f)	53,734	–	(53,734)	–	–	–	–
M.R.G. Johnson (d)	84,795	–	–	–	84,795	–	36,366
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
P.H. Warne (e)	–	–	–	–	–	–	–
Executives							
J.K. Burke	181,335	50,000	(6,657)	–	224,678	53,001	46,344
M. Carapiet	356,838	126,000	(99,771)	–	383,067	99,771	–
A.J. Downe	218,335	85,000	(55,001)	–	248,334	71,667	16,666
P.J. Maher	125,000	25,000	(64,999)	–	85,001	31,666	–
N.R. Minogue	129,835	35,000	(46,501)	–	118,334	36,667	11,666
W.R. Sheppard	148,334	45,000	–	–	193,334	53,332	53,332
G.C. Ward	100,743	30,000	(27,409)	–	103,334	31,667	10,000

(a) Vested options sold under facility provided by an external party unless otherwise noted.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired from the Macquarie Group on 19 July 2007, his balance at 31 March 2008 represents holdings at date of retirement.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

(e) Mr Warne was appointed to the Board of Directors on 1 July 2007.

(f) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

Note 37. Key Management Personnel disclosure continued

For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2007 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2007 (b)
Executive Directors							
D.S. Clarke (c)	133,934	–	–	(80,200)	53,734	53,734	53,734
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800
M.R.G Johnson	66,300	18,495	–	–	84,795	36,366	36,366
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200
Non-Executive Directors							
J.G. Allpass	1,700	–	(1,700)	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin (d)	1,700	–	(1,000)	–	700	–	700
H.K. McCann	1,700	–	(1,700)	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
Executives							
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742
Former							
W.J. Moss (e)	297,501	105,000	–	(73,500)	329,001	73,500	–

(a) Vested options sold under facility provided by an external party unless otherwise noted.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed (with a value of $3,245,250). He will continue as Non-Executive Chairman.

(d) Mr Martin retired as a Non-Executive Director of MBL on 20 July 2006.

(e) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 37. Key Management Personnel disclosure continued

Shareholding of Key Management Personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Company held during the year by the Key Management Personnel including their related parties, on a consolidated Group basis. The opening balance relates to holdings over MBL shares. As detailed in note 1, shareholders of MBL obtained one MGL ordinary share for each ordinary share they held in MBL at the date of the restructure.

For the year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2008 (b)
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	843,113	216,001	(28,604)	1,030,510
A.E. Moss	404,336	–	(100)	404,236
Non-Executive Directors				
J.G. Allpass (c)	18,513	–	–	18,513
D.S. Clarke	651,113	53,734	21	704,868
M.R.G. Johnson (d)	293,803	–	–	293,803
P.M. Kirby	9,772	–	–	9,772
C.B. Livingstone	7,550	–	882	8,432
H.K. McCann	11,359	–	–	11,359
J.R. Niland	5,959	–	2,000	7,959
H.M. Nugent	19,762	–	851	20,613
P.H. Warne (e)	8,790	–	287	9,077
Executives				
J.K. Burke	25,000	6,657	–	31,657
M. Carapiet	525,934	99,771	(94,431)	531,274
A.J. Downe	121,035	55,001	–	176,036
P.J. Maher	60,153	64,999	171	125,323
N.R. Minogue	110,811	46,501	–	157,312
W.R. Sheppard	259,271	–	2,042	261,313
G.C. Ward	29,211	27,409	–	56,620

(a) Includes on market acquisitions and disposals.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

(e) Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents holdings as at the date of appointment as director on 1 July 2007.

Note 37. Key Management Personnel disclosure continued

For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2007 (b)
Executive Directors				
D.S. Clarke	977,248	–	(326,135)	651,113
L.G. Cox	268,112	1,700	–	269,812
M.R.G Johnson	353,803	–	(60,000)	293,803
A.E. Moss	404,336	–	–	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	–	1,881	9,772
C.B. Livingstone	7,336	–	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	–	11,359
J.R. Niland	4,109	–	1,850	5,959
H.M. Nugent	19,112	–	650	19,762
Executives				
J.K. Burke	18,000	7,000	–	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	–	121,035
P.J. Maher	46,819	13,334	–	60,153
N.R. Minogue	110,811	–	–	110,811
N.W. Moore	835,251	–	7,862	843,113
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	13,287	15,924	–	29,211
Former				
W.J. Moss (d)	269,511	–	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired as a Non-Executive Director of MBL on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 37. Key Management Personnel disclosure continued

Loans to Key Management Personnel and their related parties

Details of loans provided by the Group to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged* $'000	Write-off $'000	Closing balance at 31 March $'000	Number in group 31 March
Total for Key Management Personnel and their related parties	**2008**	**57,545**	**4,486**	**–**	**62,540**	**14**
	2007*	76,318	5,971	–	62,101	19
Total for Key Management Personnel	**2008**	**41,862**	**3,014**	**–**	**44,525**	**9**
	2007*	57,882	4,493	–	44,891	11

* Includes loans provided by the Group to Mr W.J. Moss and his related parties. Mr W.J. Moss retired from the Executive Committee on 30 March 2007. As such, he was not a Key Management Personnel on 1 April 2007 and his loans have not been included in the 2008 opening balance.

Loans and other financial instrument transactions are made by the Group in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar facilities secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2008

Name and position	Balance at 1 April 2007 $'000	Interest charged (a) $'000	Write-off $'000	Balance 31 March at 2008 (b) $'000	Highest in period $'000
Executive Directors					
L.G. Cox	**200**	**7**	**–**	**–**	**765**
N.W. Moore	**12,891**	**618**	**–**	**12,259**	**12,891**
Non-Executive Directors					
D.S. Clarke (c)	**29,937**	**2,606**	**–**	**34,826**	**35,050**
Executives					
M. Carapiet	**5,286**	**137**	**–**	**19**	**5,286**
A.J. Downe	**–**	**49**	**–**	**1,847**	**1,847**
P.J. Maher	**2,866**	**416**	**–**	**4,912**	**5,769**
N.R. Minogue	**4,618**	**341**	**–**	**4,249**	**4,939**
G.C. Ward	**1,727**	**311**	**–**	**4,406**	**4,561**

(a) All loans provided by the Company to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

Note 37. Key Management Personnel disclosure continued

For the year ended 31 March 2007

Name and position	Balance at 1 April 2006 $'000	Interest charged (a) $'000	Write-off $'000	Balance 31 March at 2007 (b) $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	48,940	3,729	–	29,937	52,658
L.G. Cox	621	21	–	200	684
M.R.G Johnson	220	5	–	20	220
Executives					
M. Carapiet	5,183	372	–	5,286	5,298
A.J. Downe	500	13	–	–	500
P.J. Maher	1,838	103	–	2,866	3,249
N.R. Minogue	5,054	349	–	4,618	6,379
N.W. Moore	6,848	908	–	12,891	12,891
W.R. Sheppard	100	3	–	–	100
G.C. Ward	739	107	–	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	–	4,556	7,933

(a) All loans provided by the Company to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities, within the group, which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the Group in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2008 $'000	Consolidated 2007 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**13,481**	16,817

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors

L.G. Cox, N.W. Moore

Non-Executive Directors

D.S. Clarke, P.M. Kirby

Executives

J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, W.R. Sheppard, G.C. Ward

Note 37. Key Management Personnel disclosure continued

The following Key Management Personnel (including related parties) have entered a zero cost collar transaction with the Group and other non-related entities in respect of fully paid ordinary Group shares. This has the effect of acquiring cash-settled put options against movements in the Group share price below nominated levels and disposing of the benefit of any share price movement above the nominated level.

		Transactions with the Company	
Name and position	**Description**	**Number of shares 2008**	Number of shares 2007
Non-Executive Directors			
D.S. Clarke*	Maturing May 2008	**260,379**	260,379
	Maturing June 2008	**100,784**	100,784
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
M.R.G Johnson**	Maturing July 2008	**25,000**	–
Executives			
M. Carapiet	Maturing August 2007	–	160,666
A.J. Downe	Maturing August 2007	–	36,382
	Maturing December 2007	–	27,834
	Maturing August 2008	**36,382**	–
	Maturing December 2008	**55,001**	–
N.R. Minogue	Maturing August 2007	–	11,500
G.C. Ward	Maturing August 2007	–	21,666
	Maturing July 2008	**5,742**	–
	Maturing July 2008	**40,373**	–

* In addition, Mr Clarke had an indirect interest in cash-settled put options that are exercisable against 213,517 fully paid ordinary Company shares.

** Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 38. Employee equity participation

Option Plan

In November 1995, MBL introduced an Employee Option Plan, as a replacement for its now closed partly paid share scheme. On 13 November 2007, the date of the restructure of the Macquarie Group, all MBL options were cancelled and replacement options over shares in the new ultimate parent entity, MGL, were issued on the same terms on a one-for-one basis under the Macquarie Group Employee Share Option Plan (the "Plan").

Staff eligible to participate in the Plan are those of Associate Director level and above and consultants to the Group. At 31 March 2008 there were 2,595 (2007: 2,099) participants in the Plan.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 7.0 per cent (weighted average); expected life of options: four years; volatility of share price: 20 per cent and dividend yield: 3.4 per cent per annum.

The key assumptions adopted for grants made in the previous year were risk free interest rate: 6.5 per cent (weighted average); expected life of options: four years; volatility of share price: 20 per cent and dividend yield: 3.2 per cent p.a.

Options, currently for five years, over fully paid unissued ordinary shares in the Company are granted to individuals or the individual's controlled company or an entity approved under the Plan to hold options.

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the Plan:

	Number of options 2008	**Weighted average exercise price 2008 $**	Number of options 2007	Weighted average exercise price 2007 $
Outstanding at the beginning of the financial year	**34,358,273**	**51.63**	31,235,034	42.45
Granted during the financial year	**13,431,739**	**72.26**	11,987,127	62.88
Forfeited during the financial year	**(1,493,262)**	**61.38**	(1,326,952)	50.30
Exercised during the financial year	**(7,260,989)**	**36.16**	(7,536,936)	31.72
Outstanding at the end of the financial year	**39,035,761**	**61.23**	34,358,273	51.63
Exercisable at the end of the financial year	**5,897,912**	**44.27**	4,478,569	31.24

For options exercised during the financial year the weighted average share price at the date of exercise was $81.95 (2007: $67.09).

The range of exercise prices for options outstanding at the end of the financial year was $21.66 to $94.48 (2007: $20.57 to $83.55).

The weighted average remaining contractual life for the share options outstanding as at 31 March 2008 was 3.13 years (2007: 3.16 years). The weighted average remaining contractual life when analysed by exercise price range is:

Exercise price range ($)	**Number of options 2008**	**Remaining life (years) 2008**	Number of options 2007	Remaining life (years) 2007
20 – 30	**1,490,161**	**0.42**	3,848,229	1.42
30 – 40	**4,532,811**	**1.37**	8,243,550	2.05
40 – 50	**617,604**	**2.35**	750,989	2.90
50 – 60	**216,503**	**3.96**	97,500	3.21
60 – 70	**19,000,370**	**2.95**	20,534,415	3.89
70 – 80	**11,977,534**	**4.34**	687,590	4.36
80 – 90	**977,778**	**4.15**	196,000	4.94
90 – 100	**223,000**	**4.22**	–	–
	39,035,761	**3.13**	34,358,273	3.16

The weighted average fair value of options granted during the financial year was $11.99 (2007: $12.45).

Note 38. Employee equity participation continued
Option Plan continued
The market value of shares issued during the year as a result of the exercise of these options was $594 million (2007: $506 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2008 was $2,062 million (2007: $2,843 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Company's agreement towards the end of a vesting period, the Company's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of each tranche of vested options granted to Executive Directors of MBL after the 1997 Annual General Meeting until the 2002 promotion and compensation review grants:

- one third of the vested options may only be exercised if MBL's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index;
- another third of the vested options may only be exercised if MBL's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index; and
- the final third of the vested options may only be exercised if MBL's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index, with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Following cessation of publication of the ASX All Industrials Index in mid-2002, the Board exercised its authority to resolve that whether the exercise conditions are met from that point on is to be determined by having regard to the actual performance of MBL by using the formula set out in the exercise conditions but with the words "All Ordinaries Index excluding companies in the GICS Level 2 'Energy' and GICS Level 3 'Metals and Mining' classifications" replacing "ASX All Industrials Index" and using "Return on Ordinary Equity" instead of "Return on Equity".

In respect of options granted from mid-2002 to 25 November 2004, in respect of each tranche of vested options granted to members of MBL's Executive Committee, Executive Voting Directors and other Executive Directors of MBL, options are only exercisable if MBL's average annual return on ordinary equity for the three previous financial years is at or above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted from 26 November 2004 onwards, where the invitation to apply for the options was sent to the Executive before 30 June 2006, in respect of each tranche of vested options granted to members of the Company's Executive Committee, Executive Voting Directors and other Executive Directors of the Company, options are only exercisable if the Company's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted to the members of MBL's and MGL's Executive Committee, Executive Voting Directors and other Executive Directors where the invitation to apply for the options was sent to the Executive on or after 30 June 2006, in respect of each tranche of vested options, options will only be exercisable if the Company's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the conditions to be examined only upon vesting.

Note 38. Employee equity participation continued

Option Plan continued

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20 per cent of the number of the Company's then issued ordinary shares plus the number of shares which the Company would have to issue if all rights to require the Company to issue shares, which the Company has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being effectively the same calculation as in the Plan Rules except that any exercised options granted less than five years ago, where the Executive is still with the Company, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the MBL Board approved amendments to the Macquarie Bank Employee Share Option Plan Rules referred to as the Deferred Exercise Share Option Plan ("DESOP"). Shares resulting from the exercise of options since then have been placed under the DESOP, unless option holders request otherwise. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any associated entity, then such a request will be granted. These amendments were rolled forward into the current Plan approved by the MGL Board.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Company or a related entity or if they carry out or fail to carry out an act which brings the Company or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related company;
- upon request from the employee (after the expiration of the non-disposal period); and
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Note 38. Employee equity participation continued
Employee Share Plan
Following shareholder approval at the 1997 Annual General Meeting, MBL introduced the Macquarie Bank Employee Share Plan whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Company shares for no cash payment. MGL has since introduced a Macquarie Group Employee Share Plan ('ESP') on the same terms.

The Company's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Company or a controlled entity of the Company. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Company's shares are traded on Australian Securities Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent or fixed term contract employees who have been continuously employed by the Company or a controlled entity of the Company since 1 April of the relevant year, are still employed by the Company or a controlled entity of the Company on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Company from external companies, staff leaving Australia for an overseas posting prior to the allotment date, staff who have been given notice of dismissal from employment by the Company or controlled entity of the Company or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2007. A total of 1,735 staff participated in this offer. On 11 January 2008, the participants were each issued with 14 fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $70.39, a total of 24,290 shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan
Following shareholder approval at the 1999 Annual General Meeting, MBL introduced the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") whereby each financial year, Australian based eligible employees were given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Company shares ("Shares") on-market. MGL has since introduced a Macquarie Group Staff Share Acquisition Plan ("MGSSAP") on the same terms.

The total number of Shares purchased under the MGSSAP is limited in any financial year to 3 per cent of the Company's Shares as at the beginning of that financial year.

The MGSSAP has been recently amended to include the ability to issue new shares as an alternative to acquire existing shares on-market, at the option of MGL. In 2008, most participation is expected to be in the form of newly issued shares. Any applicable brokerage expenses, workers' compensation premiums and payroll tax charges are applied to the employee's account.

Shares acquired under the MGSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The Shares held in the MGSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian based permanent full-time or part-time employees or fixed term contract employees of the Company or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MGSSAP.

Note 38. Employee equity participation continued
Staff Share Acquisition Plan continued
The Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") was a sub-plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. No further offers under the MBEDSAP are currently proposed. MGL has since introduced a Macquarie Group Executive Director Share Acquisition Plan ("MGEDSAP") on the same terms but no offers have been made under the plan.

Recently a further sub-plan of the MGSSAP has been created, the Macquarie Group Executive Committee Acquisition Plan, whereby members of the MGL Executive Committee must contribute certain proportions of their annual profit share to acquire MGL shares, which must be held for at least three years. Further information on this is provided in the Remuneration Report. The first offers under this sub-plan were made in May 2008.

Offers under the MBSSAP were made during May 2007. A total of 852 staff participated in the MBSSAP. In July 2007, 312,620 MBL shares were acquired on-market and in December 2007, 10,952 MGL shares were acquired on-market. No staff participated in the MBEDSAP.

Non-Executive Director Share Acquisition Plan
Following shareholder approval at the 1999 Annual General Meeting, MBL also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan whereby each financial year Australian based Non-Executive Directors ("NEDs") of the Macquarie Group of companies were given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Group to acquire Macquarie Bank Limited shares ("shares"). MGL has since introduced a Macquarie Group Non-Executive Director Share Acquisition Plan ("NEDSAP") on the same terms.

NEDs may subsequently apply to reduce their previous allocations provided that the relevant buying period has not commenced. If NEDs wish to participate there is a minimum contribution of $1,000 of NED remuneration per buying period to go towards the NEDSAP.

Shares are acquired at prevailing market prices. Brokerage fees are applied to the NED's account.

Shares acquired under the NEDSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a NED's name except in special circumstances if the NED resigns. The shares held in the NEDSAP are also subject to forfeiture by a NED in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the NEDSAP will be withdrawn on the earlier of:

- the participant ceases to be a NED of MGL;
- upon request by the NED (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in a NED's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Shares resulting from participation in the NEDSAP may count towards meeting the minimum shareholding requirements of NEDs.

Offers under the NEDSAP were made during May 2007. A total of three NEDs participated in the NEDSAP. In July 2007, 280 MBL shares were acquired on-market and in December 2007, 1,712 MGL shares were acquired on-market.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 39. Contingent liabilities and assets				
The following details of contingent liabilities and assets exclude derivatives.				
Contingent liabilities exist in respect of:				
Guarantees	**281**	321	**213**	–
Indemnities	**78**	25	**-**	–
Undrawn credit facilities	**5,306**	6,576	**-**	–
Undrawn credit facilities – revocable at any time	**1,236**	1,274	**-**	–
Other contingent liabilities *	**1,201**	1,139	**175**	–
Total contingent liabilities and assets	**8,102**	9,335	**388**	–

* Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingencies. Also included are forward asset purchases whereby the Group has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the Group. The total commitment at 31 March 2008 was $52 million (2007: $1,115 million).

Contingent liabilities exist in respect of claims and potential claims against entities in the Group. Where necessary, appropriate provisions have been made in the financial statements. The Company and Group does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

Of the total contingent liabilities above, $6.5 billion (2007: $7.8 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 40. Capital and other expenditure commitments				
Not later than one year	**216**	30	**-**	–
Later than one year and not later than five years	**69**	23	**-**	–
Later than five years	**12**	–	**-**	–
Total capital and other expenditure commitments	**297**	53	**-**	–

	Consolidated 2008 $m	Consolidated 2007 $m	Company 2008 $m	Company 2007 $m
Note 41. Lease Commitments				
Non-cancellable operating leases expiring:				
Not later than one year	**159**	145	**-**	–
Later than one year and not later than five years	**573**	474	**-**	–
Later than five years	**178**	216	**-**	–
Total operating lease commitments	**910**	835	**-**	–

Operating leases relate to commercial buildings and motor vehicles leased by the Group's staff. The future lease commitments disclosed are net of any rental incentives received.

Note 42. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The Group is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Group's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The Group also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in note 2 (ix).

Cash flow hedges

The Group is exposed to volatility in future interest cash flows arising from floating rate issued debt used to fund fixed rate asset positions. The aggregate principal balances and interest cash flows across these portfolios form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps.

In 2008, the Group recognised $nil (2007: $3 million loss) in the income statement due to hedge ineffectiveness. At 31 March 2008, the fair value of outstanding derivatives held by the Group and designated as cash flow hedges was $673 million negative value (2007: $676 million negative value).

Fair value hedges

The Group's fair value hedges principally consist of foreign exchange forward contracts used to protect against changes in the fair value of foreign denominated equity instruments due to movements in market foreign exchange rates.

As at 31 March 2008, the fair value of outstanding derivatives held by the Group and designated as fair value hedges was $76 million positive value (2007: $10 million positive value).

Net investment in foreign operations hedges

The Group has applied net investment hedging for foreign exchange risk arising from foreign operations.

At 31 March 2008, the fair value of outstanding derivatives held by the Group and designated as net investment in foreign operations hedges was $148 million positive value (2007: $108 million positive value).

The types of contracts which the Group trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 42. Derivative financial instruments continued

The following table provides details of the Group's outstanding derivatives used for trading and hedging purposes as at 31 March:

	Consolidated 2008				Consolidated 2007			
	Notional amount $m	**Asset revaluations $m**	**Liability revaluations $m**	**Net fair value $m**	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	**16,934**	**186**	**153**	**33**	12,548	8	14	(6)
Forwards	**16,366**	**26**	**13**	**13**	4,950	35	36	(1)
Swaps	**139,526**	**1,879**	**1,605**	**274**	121,996	1,265	795	470
Options	**2,812**	**16**	**10**	**6**	3,374	7	5	2
Total interest rate contracts	**175,638**	**2,107**	**1,781**	**326**	142,868	1,315	850	465
Foreign exchange contracts								
Forwards	**48,518**	**2,554**	**1,739**	**815**	23,350	944	703	241
Swaps	**110,949**	**2,047**	**2,399**	**(352)**	97,716	1,008	1,365	(357)
Options	**103,852**	**884**	**678**	**206**	133,717	624	501	123
Total foreign exchange contracts	**263,319**	**5,485**	**4,816**	**669**	254,783	2,576	2,569	7
Equity contracts								
Exchange traded	**266,694**	**338**	**455**	**(117)**	7,166	433	145	288
Swaps	**526**	**193**	**1,764**	**(1,571)**	13,117	53	838	(785)
Options	**36,553**	**2,078**	**1,704**	**374**	29,829	667	611	56
Other	**3,337**	**54**	**65**	**(11)**	972	115	157	(42)
Total equity contracts	**307,110**	**2,663**	**3,988**	**(1,325)**	51,084	1,268	1,751	(483)
Commodity contracts								
Exchange traded	**48,019**	**3,095**	**4,136**	**(1,041)**	41,961	1,642	2,551	(909)
Forwards	**26,828**	**3,098**	**1,594**	**1,504**	70,576	3,220	1,534	1,686
Swaps	**17,996**	**2,084**	**2,092**	**(8)**	12,998	505	497	8
Options	**207,183**	**2,604**	**2,992**	**(388)**	195,782	1,387	1,317	70
Total commodity contracts	**300,026**	**10,881**	**10,814**	**67**	321,317	6,754	5,899	855
Total derivatives contracts outstanding	**1,046,093**	**21,136**	**21,399**	**(263)**	770,052	11,913	11,069	844

Note 43. Financial risk management
Risk Management Group
Risk is an integral part of the Macquarie Group's businesses. The main risks faced by the Group are market risk, equity risk, credit risk, liquidity risk, operation risk, legal compliance risk and documentation risk. Responsibility for management of these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group ("RMG") to ensure appropriate assessment and management of these risks.

RMG is independent of all other areas of the Macquarie Group, reporting directly to the Managing Director and the Board of Macquarie Group Limited. The Head of RMG is a member of the Executive Committee of Macquarie Group Limited and Macquarie Bank Limited. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all material risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.

Note 43.1 Credit risk
Credit risk is the risk of a counterparty failing to complete its contractual obligations when they fall due. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract at any stage. The resultant credit exposure is a function of the movement of prices over the term of the underlying contract and systems for the assessment of potential credit exposures exist for each of the Group's trading activities.

The Group's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above specified limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMG.

All counterparties are rated on the Group rating scale which is similar to that used by public ratings agencies. Each rating is associated with a Probability of Default and an assessment is also made of the Loss Given Default. This classification enables effective application of resources to the management, pricing and monitoring of credit exposures.

No material credit exposures are assumed without appropriate analysis. After this analysis is undertaken, limits are set for an acceptable level of potential exposure. All limits and ratings are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through the duration of the transaction are monitored daily. These include exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

All counterparties with credit exposures are regularly monitored to ensure any deterioration is identified and reflected in an adjustment to their rating. Where appropriate these are reported to senior management and where recoverability is in doubt, appropriate provisions are held.

To mitigate credit risk, the Group makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees, letters of credit, the purchase of credit default swaps and mortgage insurance) where appropriate.

The Group's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

The Group has a country risk framework which covers the assessment of country risk and the approval of country risk limits. Where appropriate the country risk is covered by political risk insurance.

The balances disclosed in the credit risk tables below exclude financial assets that are subject to risks other than credit risk, such as equity investments, interests in associates and joint ventures or bank notes and coin.

Note 43.1 Credit risk continued
Maximum exposure to credit risk
The tables below detail the concentration of credit exposure of the Group's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the Group's assets.

Consolidated 2008	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	–	5,852	890	161
Financial institutions	1,295	1,637	1,959	2,503
Other	–	18	236	42,840
Total Australia	1,295	7,507	3,085	45,504
New Zealand				
Governments	–	11	–	3
Financial institutions	96	8	3	36
Other	–	–	–	86
Total New Zealand	96	19	3	125
Europe				
Governments	–	–	–	10
Financial institutions	5,188	13,106	66	1,049
Other	–	167	–	1,020
Total Europe	5,188	13,273	66	2,079
North America				
Governments	–	166	–	26
Financial institutions	1,508	885	99	1,602
Other	–	486	3	2,156
Total North America	1,508	1,537	102	3,784
Asia				
Governments	–	–	254	–
Financial institutions	1,141	14	29	116
Other	–	–	–	322
Total Asia	1,141	14	283	438
Other				
Governments	–	73	2	–
Financial institutions	882	473	43	21
Other	–	10	17	456
Total other	882	556	62	477
Total	10,110	22,906	3,601	52,407
Total gross credit risk				

* Classified based on the exposure to the underlying security borrowed.

The Group enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the Group with external counterparties normally requires collateral in excess of 100 per cent (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Total $m
52	76	160	–	–	–	7,191
220	2,653	–	9,058	608	–	19,933
3,491	8,201	3,055	365	260	3,611	62,077
3,763	10,930	3,215	9,423	868	3,611	89,201
–	–	4	–	–	–	18
–	–	–	–	–	–	143
–	–	50	–	–	20	156
–	–	54	–	–	20	317
–	–	242	175	–	–	427
116	2,192	–	3,671	–	–	25,388
–	5,465	1,136	4	–	2,086	9,878
116	7,657	1,378	3,850	–	2,086	35,693
–	9	73	–	–	–	274
26	796	–	1,231	–	–	6,147
–	809	362	–	–	2,051	5,867
26	1,614	435	1,231	–	2,051	12,288
–	–	55	–	–	–	309
–	542	–	214	–	–	2,056
–	255	3,226	9	–	109	3,921
–	797	3,281	223	–	109	6,286
–	–	4	–	–	–	79
20	94	–	653	–	–	2,186
25	44	111	–	–	225	888
45	138	115	653	–	225	3,153
3,950	21,136	8,478	15,380	868	8,102	146,938
						146,938

Note 43.1 Credit risk continued
Maximum exposure to credit risk continued

Consolidated 2007	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	–	3,344	895	40
Financial institutions	1,570	1,123	1,296	66
Other	–	363	742	36,754
Total Australia	1,570	4,830	2,933	36,860
New Zealand				
Governments	–	–	–	–
Financial institutions	52	1	4	–
Other	–	–	–	306
Total New Zealand	52	1	4	306
Europe				
Governments	–	–	6	–
Financial institutions	1,094	18,033	62	501
Other	–	1,743	103	2,845
Total Europe	1,094	19,776	171	3,346
North America				
Governments	–	595	–	1
Financial institutions	720	10	22	23
Other	–	674	181	4,877
Total North America	720	1,279	203	4,901
Asia				
Financial institutions	2,532	–	–	1
Other	–	11	–	224
Total Asia	2,532	11	–	225
Other				
Governments	–	–	6	–
Financial institutions	152	–	–	–
Other	–	12	–	158
Total other	152	12	6	158
Total	6,120	25,909	3,317	45,796
Total gross credit risk				

* Classified based on the exposure to the underlying security borrowed.

The Group enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the Group with external counterparties normally requires collateral in excess of 100 per cent (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Total $m
125	218	169	–	–	184	4,975
8	1,202	–	1,266	622	–	7,153
1,948	1,504	4,314	678	306	6,298	52,907
2,081	2,924	4,483	1,944	928	6,482	65,035
–	1	2	–	–	–	3
–	5	–	–	–	–	62
–	35	52	–	–	122	515
–	41	54	–	–	122	580
–	–	251	–	–	–	257
47	3,720	–	769	–	–	24,226
–	838	2,213	1,406	–	1,581	10,729
47	4,558	2,464	2,175	–	1,581	35,212
–	3	1	–	–	–	600
–	1,552	–	99	–	–	2,426
367	1,213	3	809	–	519	8,643
367	2,768	4	908	–	519	11,669
–	246	–	–	–	–	2,779
7	583	1,949	39	–	551	3,364
7	829	1,949	39	–	551	6,143
–	–	1	–	–	–	7
–	41	–	–	–	–	193
–	752	12	–	–	80	1,014
–	793	13	–	–	80	1,214
2,502	11,913	8,967	5,066	928	9,335	119,853
						119,853

Note 43.1 Credit risk continued
Maximum exposure to credit risk continued

Company 2008

	Other assets	Due from controlled entities	Credit commitments and contingent liabilities	Total
	$m	$m	$m	$m
Australia				
Other	1	13,885	62	13,948
Total Australia	1	13,885	62	13,948
North America				
Other	–	6	268	274
Total North America	–	6	268	274
Asia				
Other	–	–	58	58
Total Asia	–	–	58	58
Total	1	13,891	388	14,280
Total gross credit risk				14,280

Note 43.1 Credit risk continued

Credit quality of financial assets

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the Group's credit rating system.

Credit quality – Consolidated 2008

	Neither past due nor impaired					
	Investment grade $m	Below investment grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	10,046	64	–	–	–	10,110
Cash collateral on securities borrowed and reverse repurchase agreements						22,906
Governments	6,030	72	–	–	–	6,102
Financial institutions	16,093	30	–	–	–	16,123
Other	671	10	–	–	–	681
Trading portfolio assets						3,601
Governments	1,144	2	–	–	–	1,146
Financial institutions	2,193	3	–	–	3	2,199
Other	246	10	–	–	–	256
Loan assets held at amortised cost						52,407
Governments	198	2	–	–	–	200
Financial institutions	5,159	167	–	–	1	5,327
Other	31,978	13,037	225	–	1,640	46,880
Other financial assets at fair value through profit or loss						3,950
Governments	52	–	–	–	–	52
Financial institutions	379	–	–	–	3	382
Other	512	3,000	–	–	4	3,516
Derivative financial instruments – positive values						21,136
Governments	82	3	–	–	–	85
Financial institutions	5,213	1,053	–	–	11	6,277
Other	10,656	4,118	–	–	–	14,774
Other assets						8,478
Governments	538	–	–	–	–	538
Other	4,703	2,701	–	160	376	7,940
Debt investment securities available for sale						15,380
Governments	175	–	–	–	–	175
Financial institutions	14,827	–	–	–	–	14,827
Other	92	76	1	–	209	378
Life investment contracts and other unitholder assets						868
Financial institutions	608	–	–	–	–	608
Other	260	–	–	–	–	260
Total						138,836

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1 Credit risk continued

Credit quality of financial assets continued

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the Group's credit rating system.

Credit quality – Consolidated 2007

	Neither past due nor impaired					
	Investment grade $m	Below investment grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	6,105	15	–	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements						25,909
Governments	3,939	–	–	–	–	3,939
Financial institutions	19,167	–	–	–	–	19,167
Other	2,718	85	–	–	–	2,803
Trading portfolio assets						3,317
Governments	901	6	–	–	–	907
Financial institutions	1,380	4	–	–	–	1,384
Other	956	70	–	–	–	1,026
Loan assets held at amortised cost						45,796
Governments	40	1	–	–	–	41
Financial institutions	591	–	–	–	–	591
Other	32,938	10,956	187	–	1,083	45,164
Other financial assets at fair value through profit or loss						2,502
Governments	125	–	–	–	–	125
Financial institutions	50	5	–	–	–	55
Other	265	2,057	–	–	–	2,322
Derivative financial instruments – positive values						11,913
Governments	222	–	–	–	–	222
Financial institutions	6,658	108	–	–	–	6,766
Other	2,492	2,424	5	–	4	4,925
Other assets						8,967
Governments	424	–	–	–	–	424
Other	6,051	2,127	–	112	253	8,543
Debt investment securities available for sale						5,066
Financial institutions	2,134	–	–	–	–	2,134
Other	2,927	5	–	–	–	2,932
Life investment contracts and other unitholder assets						928
Financial institutions	622	–	–	–	–	622
Other	306	–	–	–	–	306
Total						110,518

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1 Credit risk continued

Credit quality of financial assets continued

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the Group's credit rating system.

Credit quality – Company 2008

	Neither past due nor impaired					
	Investment grade $m	Below investment grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Other assets						1
Other	1	–	–	–	–	1
Due from controlled entities						13,891
Other	13,885	–	–	6	–	13,891
Total						13,892

Included in the past due category are balances in which an amount was overdue by one day or more.

Financial assets whose terms have been renegotiated

The table below includes the carrying value, as at the reporting date, of financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

	Consolidated 2008 $m	Consolidated 2007 $m	**Company 2008 $m**	Company 2007 $m
Loans assets held at amortised cost				
Other	24	8	–	–

Note 43.1 Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets

Class of financial asset	Past due but not impaired: Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2008	
Trading portfolio assets							
Financial institutions	3	–	–	–	–	3	–
Loan assets held at amortised cost							
Financial institutions	–	–	–	–	1	1	–
Other	1,007	94	191	228	120	1,640	2,325
Other financial assets at fair value through profit or loss							
Financial institutions	–	–	–	3	–	3	–
Other	2	1	1	–	–	4	4
Derivative financial instruments – positive values							
Financial institutions	11	–	–	–	–	11	–
Other assets							
Other	207	60	31	34	44	376	46
Debt investment securities available for sale							
Other	–	–	–	1	208	209	–
Total	1,230	155	223	266	373	2,247	2,375
						Consolidated 2007	
Loan assets held at amortised cost							
Other	717	114	52	154	46	1,083	1,512
Derivative financial instruments – positive values							
Other	–	–	–	–	4	4	–
Other assets							
Other	132	39	12	42	28	253	50
Total	849	153	64	196	78	1,340	1,562

Included in the past due category are balances overdue by one day or more.

Note 43.1 Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets continued

A facility is considered to be past due when a contractual payment falls overdue by one or more days. When a facility is classified as past due, the entire facility balance is disclosed in the past due analysis.

The factors taken into consideration by the Group when determining whether an asset is impaired are set out in note 2(xi).

Of the collateral held against past due and impaired balances for loan assets held at amortised cost, $1,692 million (2007: $1,225 million) relates to collateral held against past due balances on residential mortgage facilities that are covered by mortgage insurance. A mortgage insurance claim will only be made in an instance where there is an outstanding balance on the mortgage facility after the receipt of proceeds on the disposal of the property held as security. The remaining collateral is made up of assets held as collateral against other loan and receivable balances.

The collateral held against past due and impaired balances for other assets, represents equity securities held as security against failed trade settlements.

Repossessed collateral

During the year, the Group took possession of fixed assets and property assets with a carrying value of $38 million (2007: $nil). These assets are in the process of being sold.

In the event of customer default on a residential mortgage facility, any loan security is usually held as mortgagee in possession and therefore the Group does not usually hold any real estate or other assets acquired through the enforcement of security.

43.2 Liquidity risk

Liquidity Management

Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due, which could arise due to mismatches in cash flows. The Group's liquidity risk management framework ensures that both MBL and MGL are able to meet their funding requirements as they fall due under a range of market conditions. The primary liquidity objective is to fund in a way that will facilitate growth (and income) in core businesses under a wide range of market conditions.

The Group Asset and Liability Committee ("ALCO") assists the Executive Committee with oversight of asset and liability management – including liquidity risk management. The Group's liquidity policies are approved by the Board after endorsement by ALCO and the Executive Committee.

Funding and liquidity management is performed centrally by Group Treasury, with oversight from ALCO. Group Treasury manages liquidity on a daily basis and provides regular reports to ALCO, the Executive Committee and the Board.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

43.2 Liquidity risk continued

MGL and the Non-Banking Group

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The policy requires MGL to meet all of its repayment obligations for the next twelve months with no access to wholesale funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding. The funding profile allows MGL to meet all repayment obligations for 12 months without having to access funding markets.

MBL and the Banking Group

The MBL liquidity policy outlines the liquidity requirements for the Banking Group only. The policy requires that core assets and liquidity buffers are funded with deposits and core borrowings. Specified percentages of borrowings must have maturities beyond six and twelve months and a limit is set on the maximum percentage of borrowings maturing within the next three months and in any given month.

MBL models various liquidity scenarios over a twelve month timeframe displaying various degrees of constrained capital markets access. The objective of this modelling is to determine MBL's capacity for asset growth whilst meeting all repayment obligations over the next twelve months. The modelling includes twelve month liquidity scenarios significantly more drastic than the conditions that have prevailed since August 2007.

Liquid asset holdings

Group Treasury maintains portfolios of highly liquid assets in both MBL and MGL to ensure adequate funding is available under all conditions. These liquid assets are held to cover both known and contingent sources of funding outflows. The assets are predominantly held in the most liquid asset classes such as short dated inter-bank deposits and stock eligible for repurchase with Central Banks.

Group Treasury and RMG undertake regular reviews of the liquidity characteristics of the Group's balance sheet. This provides an understanding of the liquidity characteristics of assets and liabilities against a backdrop of changing market conditions. The analysis ensures that the balance sheet is able to be appropriately funded and the liquidity ramifications of market moves are clearly understood.

In response to the current funding market disruption, the Group has increased its level of liquid asset holdings to $18.3 billion as at 31 March 2008 (2007: $6 billion). In addition to the liquid asset holdings, MBL has other trading assets, many of which are liquefiable at short notice.

43.2 Liquidity risk continued

Credit ratings

As at 31 March 2008, the credit ratings for each of our funding vehicles were as follows:

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term	**Long-term**	**Outlook**	**Short-term**	**Long-term**	**Outlook**
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Service	P-1	A2	Stable	P-1	A1	Positive
Standard & Poor's	A-2	A–	Stable	A-1	A	Stable

Contractual undiscounted cash flows

The table below summarises the maturity profile of the Group's financial liabilities as at 31 March based on contractual undiscounted repayment obligations. Repayments which are subject to notice are treated as if notice were given immediately. However, the Group expects that many customers will not request repayment on the earliest date the Group could be required to pay and the table does not reflect the expected cash flows indicated by the Group's deposit retention history.

Derivatives (other than those designated in a hedging relationship) and trading portfolio liabilities are included in the less than 3 months column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement according to such maturity and will frequently be settled in the short term at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Note 43.2 Liquidity risk continued
Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Consolidated 2008	
Due to banks	2,599	1,554	548	5,947	516	11,164
Cash collateral on securities lent and repurchase agreements	3,437	3,128	7,323	-	-	13,888
Trading portfolio liabilities	-	11,825	-	-	-	11,825
Derivative financial instruments (trading)	-	20,492	-	-	-	20,492
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	-	2,730	2,508	4,139	796	10,173
Contractual amounts receivable	-	(2,610)	(2,166)	(3,621)	(887)	(9,284)
Deposits	8,936	4,802	830	476	833	15,877
Debt issued at amortised cost*	823	15,807	24,617	18,414	3,049	62,710
Other liabilities**	-	7,991	-	-	-	7,991
Other financial liabilities at fair value through profit or loss	1,340	575	818	3,701	341	6,775
Life investment contracts and other unit holder liabilities	-	5,689	-	-	-	5,689
Subordinated debt	6	34	110	1,112	2,047	3,309
Total undiscounted cash flows	17,141	72,017	34,588	30,168	6,695	160,609
					Consolidated 2007	
Due to banks	1,003	2,310	296	246	569	4,424
Cash collateral on securities lent and repurchase agreements	4,086	3,403	-	-	-	7,489
Trading portfolio liabilities	-	15,922	-	-	-	15,922
Derivative financial instruments (trading)	-	10,280	-	-	-	10,280
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	-	6,291	2,575	12,997	3,674	25,537
Contractual amounts receivable	-	(6,314)	(2,405)	(10,192)	(3,561)	(22,472)
Deposits	8,733	3,500	85	81	10	12,409
Debt issued at amortised cost*	17	20,444	15,160	17,445	1,483	54,549
Other liabilities**	-	8,135	-	-	-	8,135
Other financial liabilities at fair value through profit or loss	4	1,045	1,218	3,358	544	6,169
Life investment contracts and other unit holder liabilities	-	5,781	-	-	-	5,781
Subordinated debt	-	37	111	1,063	2,583	3,794
Total undiscounted cash flows	13,843	70,834	17,040	24,998	5,302	132,017

* Included in this balance are amounts payable to mortgage SPE noteholders. The contractual maturity of the notes are dependant on the repayment of the underlying mortgages. This has been reflected in the maturity analysis.

** Excludes liabilities excluded from the scope of the standard and non-contractual accruals and provisions.

The maturity profile of commitments are set out in notes 40 to 41.

Note 43.2 Liquidity risk
Contractural undiscounted cash flows continued
Company 2008

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
Due to banks	–	83	198	5,464	–	5,745
Due to controlled entities	56	2,683	1,862	4,989	–	9,590
Total undiscounted cash flows	56	2,766	2,060	10,453	–	15,335

43.3 Market risk

Market risk is the exposure to adverse changes in the value of the Group's trading portfolios as a result of changes in market prices or volatility. The Group is exposed to the following risks in each of the major markets in which it trades:

- *foreign exchange:* changes in spot and forward exchange rates and the volatility of exchange rates;
- interest rates: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- *equities:* changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- *commodities:* changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products; and
- to the correlation of market prices and rates within and across markets.

It is recognised that trading activities which give rise to market exposures contain an element of risk taking. The Group is prepared to accept such risks provided they are correctly identified, calculated and monitored by RMG, and reported to senior management on a regular basis.

RMG monitors positions within the Group according to a limit structure which sets limits for all exposures in all markets. Limits are for both individual trading desks and divisions as well as in aggregate. Trigger limits for the Group as a whole ensure that if several trading book limits are being used simultaneously, the aggregate level of risk is in line with the global risk appetite articulated in the economic capital model.

RMG sets three complementary limit structures:

- *Contingent Loss Limits:* a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. Worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- *Position Limits:* volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions;
- *Value-at-Risk (VaR) Limits:* statistical measure based on a 10-day holding period and a 99 per cent confidence level, as stipulated by the APRA capital adequacy standard. The model is validated daily by back testing a 1-day VaR against hypothetical and actual daily trading profit or loss.

The Company is not exposed directly to any material market risk.

Note 43.3 Market risk continued

Value-at-Risk (VaR) figures

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the Group operates. The VaR shown in the table is based on a one-day holding period. The aggregated VaR is on a correlated basis.

Consolidated	2008 Average $m	2008 Maximum $m	2008 Minimum $m	2007 Average $m	2007 Maximum $m	2007 Minimum $m
Equities	**7.45**	**15.30**	**4.37**	7.91	13.67	3.39
Interest rates	**3.22**	**5.51**	**2.12**	2.13	3.33	1.26
Foreign exchange and bullion	**3.15**	**7.77**	**1.25**	2.19	4.72	1.39
Commodities	**10.80**	**17.70**	**3.73**	3.50	8.00	1.43
Aggregate	**13.55**	**19.54**	**8.69**	8.44	15.22	2.18

Value-at-Risk

The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths, based on three to ten years of historical data. VaR focuses on unexceptional price moves, it does not account for losses that could occur beyond the 99 per cent level of confidence. These factors can limit the effectiveness of VaR in predicting future price moves when changes to future risk factors deviate from the movements expected by the above assumptions. For Macquarie Bank Limited capital adequacy purposes, debt-specific risk is measured using APRA's standard method, whilst all other exposures are captured by the VaR model. This combined approach has been approved by APRA and is subject to periodic review.

Interest rate risk

The Group also has exposure to non-traded interest rate risk generated by banking products such as loans and deposits. Banking businesses have small limits to accumulate marketable parcels of interest rate risk. Wherever possible, these interest rate risks are transferred to the Group's Treasury and Commodities business and managed within traded market risk limits and are included within the VaR figures presented above. Some residual interest rate risks remain in the banking book as an unavoidable consequence of doing business. Residual risks have independent limits that are monitored by RMG.

Certain interest rate derivative transactions are undertaken to economically hedge interest rate risk associated with the MIPS. As the MIPS are classified as equity for accounting and the hedge accounting requirements cannot be met, the volatility arising from recognising these derivatives at fair value is reflected in the income statement. Interest rate sensitivity on these derivatives is not reflected in the VaR numbers above. Indicatively, a 50 basis point increase/decrease in interest rates would result in a decrease/increase in profit before tax of $34 million (2007: $40 million) respectively.

Other than the volatility on the derivatives described above, there are no material interest rate risks within the Group.

Foreign currency risk

The Group is exposed to foreign currency risk arising from transactions entered into in its normal course of business and as a result of the Group's investments in foreign operations. Movements in foreign currency exchange rates will result in gains or losses in the income statement due to the revaluation of certain balances or in movements in the Foreign Currency Translation Reserve due to the revaluation of foreign operations.

In order to appropriately manage this risk it is Group policy that all non-trading foreign currency exposures are appropriately hedged or trading foreign currency exposures remain within trading limits set by RMG.

Responsibility for monitoring and managing foreign currency exposures arising from transactions rests with individual businesses which will enter into internal transactions as necessary to transfer the underlying foreign exchange risk to our trading businesses. Compliance with this policy is actively monitored by RMG.

Foreign currency exposures arise on the Group's net investment in foreign operations with functional currencies other than the Australian dollar for both the Group and parent entity. Forward foreign exchange contracts, or borrowings in the same currency as the exposure, are designated as hedges under Australian Accounting Standards and offset movements on the net assets within foreign operations and are transferred to the Foreign Currency Translation Reserve.

As a result of the operation of the Group's foreign exchange policy, the Group is not exposed to any material residual foreign currency risk.

Note 43.3 Market risk continued

Equity price risk

The table below indicates the equity markets to which the Group had significant exposure at 31 March on its non-trading investment portfolio excluding interests in associates and joint ventures. The effect on equity (as a result of a change in the fair value of equity instruments held as available for sale at 31 March) and the income statement due to a reasonably possible change in equity prices, with all other variables held constant, is as follows:

Consolidated

Geographic region	**2008** Movement in equity price %	**2008** Sensitivity of profit before tax $m	**2008** Sensitivity of equity after tax $m	2007 Movement in equity price %	2007 Sensitivity of profit before tax $m	2007 Sensitivity of equity after tax $m
Listed						
Australia	**+10**	**7.5**	**26.6**	+10	1.4	25.5
America	**+10**	**9.5**	**7.9**	+10	2.2	3.8
Europe	**+10**	**3.3**	**6.0**	+10	10.4	2.3
Asia	**+10**	**-**	**10.0**	+10	0.7	11.1
Other	**+10**	**-**	**2.1**	+10	-	0.5
Unlisted	**+10**	**0.7**	**22.0**	+10	–	26.3
Listed						
Australia	**–10**	**(7.1)**	**(26.6)**	–10	(1.3)	(25.5)
America	**–10**	**(9.2)**	**(7.9)**	–10	(2.2)	(3.8)
Europe	**–10**	**(3.2)**	**(6.0)**	–10	(10.4)	(2.3)
Asia	**–10**	**–**	**(10.0)**	–10	(0.7)	(11.1)
Other	**–10**	**–**	**(2.1)**	–10	–	(0.5)
Unlisted	**–10**	**(0.7)**	**(22.0)**	–10	-	(26.3)

Note 44. Average interest bearing assets and liabilities and related interest

	Consolidated 2008 Average balance $m	Consolidated 2008 Income/ (expense) $m	Consolidated 2008 Average rate %	Consolidated 2007 Average balance $m	Consolidated 2007 Income/ (expense) $m	Consolidated 2007 Average rate %
Assets						
Interest bearing assets						
Due from banks	**10,565**	**541**	**5.1**	3,753	200	5.3
Cash collateral on securities borrowed and reverse repurchase agreements	**21,363**	**1,221**	**5.7**	16,889	865	5.1
Trading portfolio assets	**3,994**	**258**	**6.5**	4,379	260	5.9
Loans assets held at amortised cost	**50,094**	**3,874**	**7.7**	41,218	2,986	7.3
Other financial assets at fair value through profit or loss	**943**	**72**	**7.6**	820	55	6.7
Other assets	**22**	**2**	**7.8**	19	1	6.0
Investment securities available for sale	**10,287**	**719**	**7.0**	4,224	255	6.0
Net interest in associates and joint ventures using the equity method	**227**	**11**	**5.0**	197	10	5.2
Total interest bearing assets	**97,495**	**6,698**		71,499	4,632	
Total non-interest bearing assets	**64,523**			48,105		
Total assets	**162,018**			119,604		
Liabilities						
Interest bearing liabilities						
Due to banks	**6,834**	**(473)**	**6.9**	3,570	(176)	4.9
Cash collateral on securities lent and repurchase agreements	**10,991**	**(593)**	**5.4**	8,333	(432)	5.2
Trading portfolio liabilities	**3,027**	**(189)**	**6.2**	3,190	(179)	5.6
Deposits	**16,992**	**(861)**	**5.1**	10,720	(498)	4.6
Debt issued at amortised cost	**56,442**	**(3,521)**	**6.2**	45,407	(2,444)	5.4
Other financial liabilities at fair value through profit or loss	**1,124**	**(56)**	**5.0**	1,227	(46)	3.7
Other liabilities	**568**	**(37)**	**6.5**	118	(9)	7.5
Loan capital						
Subordinated debt	**2,584**	**(151)**	**5.8**	2,013	(120)	6.0
Total interest bearing liabilities	**98,562**	**(5,881)**		74,578	(3,904)	
Total non-interest bearing liabilities	**54,335**			38,359		
Total liabilities	**152,897**			112,937		
Net assets	**9,121**			6,667		
Equity						
Contributed equity						
Ordinary share capital	**4,177**			2,763		
Treasury shares	**(11)**			(3)		
Reserves	**458**			325		
Retained earnings	**3,270**			2,325		
Total capital and reserves attributable to equity holders of Macquarie Group Limited	**7,894**			5,410		
Minority interest	**1,227**			1,257		
Total equity	**9,121**			6,667		

Note 45. Geographical concentration of deposits and borrowings

The following table details the source of deposits and borrowings, based upon the location of the relevant counterparty. Refer to "Liquidity Management" within note 43 – financial risk management, for discussion on the source of the Group's funding.

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
					Consolidated 2008	
Due to banks	**5,593**	**1,880**	**1,745**	**604**	**219**	**10,041**
Cash collateral on securities lent and repurchase agreements	**3,261**	**9,013**	**102**	**907**	**498**	**13,781**
Trading portfolio liabilities	**5,102**	**903**	**1,592**	**3,170**	**1,058**	**11,825**
Deposits	**13,777**	**505**	**639**	**701**	**161**	**15,783**
Debt issued at amortised cost	**44,492**	**5,638**	**6,795**	**190**	**-**	**57,115**
Other financial liabilities at fair value through profit or loss	**1,689**	**1,614**	**380**	**2,605**	**-**	**6,288**
Subordinated debt at amortised cost	**1,691**	**-**	**13**	**-**	**-**	**1,704**
Subordinated debt at fair value through profit or loss	**646**	**-**	**-**	**-**	**-**	**646**
Total deposits and borrowings by geographical location	**76,251**	**19,553**	**11,266**	**8,177**	**1,936**	**117,183**
					Consolidated 2007	
Due to banks	1,551	1,172	709	588	107	4,127
Cash collateral on securities lent and repurchase agreements	4,276	2,654	459	57	43	7,489
Trading portfolio liabilities	2,632	10,096	2,510	638	46	15,922
Deposits	11,319	108	575	268	133	12,403
Debt issued at amortised cost	27,484	16,328	6,850	703	–	51,365
Other financial liabilities at fair value through profit or loss	905	1,393	557	2,697	–	5,552
Subordinated debt at amortised cost	442	1,341	–	–	–	1,783
Subordinated debt at fair value through profit or loss	403	485	–	–	–	888
Total deposits and borrowings by geographical location	49,012	33,577	11,660	4,951	329	99,529

* Excludes Australia

Note 46. Maturity analysis of monetary assets and liabilities

The tables below detail the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual period from the balance date to the repayment date.

Consolidated 2008

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							
Cash and balances with central banks	7	–	–	–	–	–	7
Due from banks	6,566	–	–	3,544	–	–	10,110
Cash collateral on securities borrowed and reverse repurchase agreements	8,745	13,879	282	–	–	–	22,906
Trading portfolio assets	–	15,807	–	–	–	–	15,807
Loan assets held at amortised cost	5,896	4,626	2,474	4,983	12,718	–	30,697
Other financial assets at fair value through profit or loss	422	111	217	3,230	151	–	4,131
Investment securities available for sale	1,808	10,125	1,060	1,717	670	1,074	16,454
Life investment contracts and other unit holder assets*	75	630	160	–	–	4,834	5,699
Interest in associates and joint ventures using the equity method	–	–	–	–	–	5,500	5,500
Sub-total monetary assets	23,519	45,178	4,193	13,474	13,539	11,408	111,311
Loan assets held at amortised cost by mortgage SPEs**	–	1,476	3,834	10,887	5,513	–	21,710
Total monetary assets	23,519	46,654	8,027	24,361	19,052	11,408	133,021
Liabilities							
Due to banks	2,005	601	1,185	5,842	408	–	10,041
Cash collateral on securities lent and repurchase agreements	5,713	852	7,216	–	–	–	13,781
Trading portfolio liabilities	–	11,825	–	–	–	–	11,825
Deposits	8,931	4,765	814	449	824	–	15,783
Debt issued at amortised cost	832	13,163	13,024	6,813	1,719	–	35,551
Other financial liabilities at fair value through profit or loss	214	579	1,909	3,342	244	–	6,288
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,689	5,689
Subordinated debt at amortised cost	6	–	–	618	1,080	–	1,704
Subordinated debt at fair value through profit or loss	–	–	–	–	646	–	646
Sub-total monetary liabilities	17,701	31,785	24,148	17,064	4,921	5,689	101,308
Debt issued at amortised cost by mortgage SPEs**	–	1,737	10,499	9,203	125	–	21,564
Total monetary liabilities	17,701	33,522	34,647	26,267	5,046	5,689	122,872

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

** Loan assets held at amortised cost by mortgage SPEs are shown at expected repayment maturities and debt issued at amortised cost in mortgage SPEs are shown at expected extinguishment maturities.

Note 46. Maturity analysis of monetary assets and liabilities continued
Consolidated 2007

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	3,119	2,988	–	13	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	21,831	4,078	–	–	–	–	25,909
Trading portfolio assets	–	15,518	–	–	–	–	15,518
Loan assets held at amortised cost	5,278	7,468	3,359	5,048	4,609	–	25,762
Other financial assets at fair value through profit or loss	781	924	74	286	714	–	2,779
Investment securities available for sale	12	3,296	–	1,149	631	972	6,060
Life investment contracts and other unit holder assets*	146	550	198	121	–	4,832	5,847
Interest in associates and joint ventures using the equity method	–	–	–	–	–	4,071	4,071
Sub-total monetary assets	31,170	34,822	3,631	6,617	5,954	9,875	92,069
Loan assets held at amortised cost by mortgage SPEs**	–	1,171	3,117	9,820	5,926	–	20,034
Total monetary assets	31,170	35,993	6,748	16,437	11,880	9,875	112,103
Liabilities							
Due to banks	1,074	2,229	272	138	414	–	4,127
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	–	7,489
Trading portfolio liabilities	–	15,922	–	–	–	–	15,922
Deposits	6,808	4,719	761	101	14	–	12,403
Debt issued at amortised cost	1,236	17,009	6,713	5,153	1,322	–	31,433
Other financial liabilities at fair value through profit or loss	43	993	1,181	2,958	377	–	5,552
Life investment contracts and other unit holder liabilities	–	–	–	–	–	5,781	5,781
Subordinated debt issued at amortised cost	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit or loss	–	–	–	–	888	–	888
Sub-total monetary liabilities	13,247	44,275	8,927	8,350	4,798	5,781	85,378
Debt issued at amortised cost by mortgage SPEs**	–	549	7,614	9,864	1,905	–	19,932
Total monetary liabilities	13,247	44,824	16,541	18,214	6,703	5,781	105,310

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

** Loan assets held at amortised cost by mortgage SPEs are shown at expected repayment maturities and debt issued at amortised cost in mortgage SPEs are shown at expected extinguishment maturities.

Note 46. Maturity analysis of monetary assets and liabilities continued
Company 2008

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							
Due from controlled entities	5,089	1,202	3,800	3,800	–	–	13,891
Total monetary assets	5,089	1,202	3,800	3,800	–	–	13,891
Liabilities							
Due to banks	–	–	–	4,864	–	–	4,864
Due to controlled entities	53	1,202	3,800	3,800	–	–	8,855
Total monetary liabilities	53	1,202	3,800	8,664	–	–	13,719

Note 47. Interest rate risk
Consolidated 2008

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing					Non-interest bearing $m	Total $m
			1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m		
On-balance sheet assets									
Cash and balances with central banks	7.0	7	–	–	–	–	–	–	7
Due from banks	4.5	9,403	614	73	–	20	–	–	10,110
Cash collateral on securities borrowed and reverse repurchase agreements	4.2	11,802	–	10,805	282	–	–	17	22,906
Trading portfolio assets	6.7	3,640	–	79	–	–	–	12,088	15,807
Loan assets held at amortised cost	8.4	46,503	713	3,676	160	1,221	134	–	52,407
Other financial assets at fair value through profit or loss	11.2	3,304	80	528	46	25	–	148	4,131
Derivative financial instruments – positive values		–	–	–	–	–	–	21,136	21,136
Other assets		–	–	–	–	–	–	10,539	10,539
Investment securities available for sale	7.6	1,704	7,418	3,739	1,098	1,671	–	824	16,454
Intangible assets		–	–	–	–	–	–	494	494
Life investment contracts and other unit holder assets*		–	–	–	–	–	–	5,699	5,699
Interest in associates and joint ventures using the equity method	7.2	356	–	–	–	–	–	5,144	5,500
Property, plant and equipment		–	–	–	–	–	–	375	375
Deferred income tax assets		–	–	–	–	–	–	718	718
Non current assets and assets of disposal groups classified as held for sale		–	–	35	–	–	–	932	967
Total on-balance sheet assets		76,719	8,825	18,935	1,586	2,937	134	58,114	167,250

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

Note 47. Interest rate risk continued
Consolidated 2008

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet liabilities									
Due to banks	4.9	8,277	860	-	196	708	-	-	10,041
Cash collateral on securities lent and repurchase agreements	4.4	6,612	255	922	5,992	-	-	-	13,781
Trading portfolio liabilities	6.1	4,504	-	7,294	-	-	-	27	11,825
Derivative financial instruments – negative values		-	-	-	-	-	-	21,399	21,399
Deposits	6.2	10,677	1,686	2,324	719	277	100	-	15,783
Debt issued at amortised cost	6.9	9,794	30,843	9,928	4,648	1,902	-	-	57,115
Other financial liabilities at fair value through profit or loss	4.4	1,573	339	229	701	3,202	244	-	6,288
Other liabilities		-	-	-	-	-	-	12,210	12,210
Current tax liabilities		-	-	-	-	-	-	193	193
Life investment contracts and other unit holder liabilities		-	-	-	-	-	-	5,689	5,689
Provisions		-	-	-	-	-	-	179	179
Deferred income tax liabilities		-	-	-	-	-	-	121	121
Liabilities of disposal groups classified as held for sale		-	-	-	-	-	-	215	215
Subordinated debt issued at amortised cost	7.2	-	-	-	-	-	1,704	-	1,704
Subordinated debt issued at fair value through profit or loss	6.3	-	-	-	-	-	646	-	646
Total on-balance sheet liabilities		41,437	33,983	20,697	12,256	6,089	2,694	40,003	157,189
Total equity									10,061

Note 47. Interest rate risk continued

Consolidated 2007

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet assets									
Cash and balances with central banks	5.3	3	–	–	–	–	–	–	3
Due from banks	5.6	3,314	2,806	–	–	–	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	21,831	2,837	1,241	–	–	–	–	25,909
Trading portfolio assets	5.0	–	904	365	378	800	1,053	12,018	15,518
Loan assets held at amortised cost	6.8	34,267	1,610	2,423	3,658	3,331	507	–	45,796
Other financial assets at fair value through profit or loss	7.0	772	852	100	413	177	209	256	2,779
Derivative financial instruments – positive values		–	–	–	–	–	–	11,913	11,913
Other assets		–	–	–	–	–	–	10,444	10,444
Investment securities available for sale	6.3	83	511	2,505	270	1,126	578	987	6,060
Intangible assets		–	–	–	–	–	–	100	100
Life investment contracts and other unit holder assets*	2.4	145	313	238	198	121	–	4,832	5,847
Interest in associates and joint ventures using the equity method	6.3	304	–	–	–	–	–	3,767	4,071
Property, plant and equipment		–	–	–	–	–	–	378	378
Deferred income tax assets		–	–	–	–	–	–	457	457
Non current assets and assets of disposal groups classified as held for sale		–	–	–	–	–	–	994	994
Total on-balance sheet assets		60,719	9,833	6,872	4,917	5,555	2,347	46,146	136,389

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

Note 47. Interest rate risk continued
Consolidated 2007

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet liabilities									
Due to banks	5.4	2,179	648	431	286	264	319	–	4,127
Cash collateral on securities lent and repurchase agreements	5.1	4,086	3,403	–	–	–	–	–	7,489
Trading portfolio liabilities	5.1	–	–	90	391	477	722	14,242	15,922
Derivative financial instruments – negative values		–	–	–	–	–	–	11,069	11,069
Deposits	7.7	9,718	1,537	802	346	–	–	–	12,403
Debt issued at amortised cost	7.0	1,779	7,324	9,425	13,262	4,963	14,612	–	51,365
Other financial liabilities at fair value through profit or loss	5.6	–	9	250	707	263	1	4,322	5,552
Other liabilities		–	–	–	–	–	–	11,958	11,958
Current tax liabilities		–	–	–	–	–	–	132	132
Life investment contracts and other unit holder liabilities		–	–	–	–	–	–	5,781	5,781
Provisions		–	–	–	–	–	–	153	153
Deferred income tax liabilities		–	–	–	–	–	–	78	78
Liabilities of disposal groups classified as held for sale		–	–	–	–	–	–	170	170
Subordinated debt issued at amortised cost	6.1	–	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit or loss	6.8	–	–	–	–	–	888	–	888
Total on-balance sheet liabilities		17,762	12,921	10,998	14,992	5,967	18,325	47,905	128,870
Total equity									7,519

Note 47. Interest rate risk continued
Company 2008

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet assets									
Other assets		–	–	–	–	–	–	1	1
Due from controlled entities	8.3	8,802	–	–	–	–	–	5,089	13,891
Investments in controlled entities		–	–	–	–	–	–	23,693	23,693
Deferred income tax assets		–	–	–	–	–	–	1	1
Total on-balance sheet assets		8,802	–	–	–	–	–	28,784	37,586
On-balance sheet liabilities									
Due to banks	5.5	4,864	–	–	–	–	–	–	4,864
Current tax liabilities		–	–	–	–	–	–	49	49
Due to controlled entities	8.3	8,801	–	–	–	–	–	54	8,855
Total on-balance sheet liabilities		13,665	–	–	–	–	–	103	13,768
Total equity									23,818

Note 48. Fair value

Fair value reflects the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted prices or rates are used to determine fair value where an active market exists. If the market for a financial instrument is not active, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing on the measurement date.

The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made regarding inputs such as timing and amounts of future cash flows, discount rates, credit risk, volatility and correlation.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value and financial instruments carried at amortised cost.

Financial instruments carried at fair value:

- trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit or loss, derivative financial instruments, and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques;
- investment securities classified as available for sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the available for sale reserve in equity until the asset is sold, collected or otherwise disposed of;
- fair values of fixed rate loans and issued debt classified as fair value through profit or loss is estimated by reference to current market rates offered on similar loans.

Financial instruments carried at amortised cost:

- the fair values of liquid assets and other assets maturing within 12 months approximate their carrying amounts. This assumption is applied to liquid assets and the short term elements of all other financial assets and financial liabilities;
- the fair value of demand deposits with no specific maturity is approximately their carrying amount as they are short term in nature or are payable on demand;
- the fair values of variable rate financial instruments, including loan assets and liabilities carried at amortised cost, cash collateral on securities borrowed/cash collateral on securities lent and reverse repurchase/repurchase agreements, are approximated by their carrying amounts. In the case of loan assets held at amortised cost, changes in the fair value do not reflect changes in their credit quality, as the impact of credit risk is largely recognised separately by deducting the amount of the allowance for credit losses;
- the fair value of fixed rate loans and debt carried at amortised cost is estimated by reference to current market rates offered on similar loans. The fair values of these instruments are not materially different from their carrying amounts;
- substantially all of the Group's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments;
- in the separate financial statements of the Company, the fair value of balances due from/to controlled entities is approximated by their carrying amount as the balances are generally receivable/payable on demand.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used, and models are calibrated periodically to test that outputs reflect prices from observable current market transactions in the same instrument or other available observable market data. To the extent possible, models use only observable market data (e.g. for OTC derivatives), however management is required to make assumptions for certain inputs that are not supported by prices from observable current market transactions in the same instrument, such as credit risk, volatility and correlation. Changing these assumptions to reasonably possible alternative assumptions, for those financial instruments for which fair values were determined in whole or in part using valuation techniques based on such assumptions (e.g. for certain exotic or structured financial instruments), would not significantly change the fair values recognised in the financial statements.

	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Note 49. Audit and other services provided by PricewaterhouseCoopers ("PwC")				
During the financial year, the auditor of the Company and Group, PwC, and its related practices earned the following remuneration:				
PwC – Australian firm				
Audit and review of financial reports of the Company or any entity in the Group	**5,745**	3,420	**15**	–
Other audit-related work	**1,374**	1,579	**31**	–
Other assurance services	**904**	454	**288**	–
Total audit and other assurance services	**8,023**	5,453	**334**	–
Advisory services	**76**	1,432	**–**	–
Taxation	**836**	361	**–**	–
Total remuneration paid to PwC – Australian firm	**8,935**	7,246	**334**	–
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Company or any entity in the Group	**5,144**	3,460	**–**	–
Other audit-related work	**193**	425	**–**	–
Other assurance services	**434**	25	**–**	–
Total audit and other assurance services	**5,771**	3,910	**–**	–
Advisory services	**1,242**	5,681	**–**	–
Taxation	**1,625**	1,113	**–**	–
Total remuneration paid to related practices of PwC – Australian firm	**8,638**	10,704	**–**	–
Total remuneration paid to PwC	**17,573**	17,950	**334**	–

Use of PwC's services on other than audit and assurance engagements is restricted in accordance with the Company's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the Group upon the successful establishment of the funds.

It is the Company's policy to seek competitive tenders for all major advisory projects.

Note 50. Acquisition and disposal of controlled entities
Significant entities acquired, or consolidated due to change in control:

- **America's Water Heater Rentals LLC**
  On 21 June 2007, a controlled entity of the Group acquired 100 per cent of America's Water Heater Rentals, which owns and services rental water heaters.
- **Marine Services Holdings Limited**
  On 19 July 2007, a controlled entity of the Group acquired 100 per cent of Express Offshore Transport, an offshore oil and gas platform transport service.
- **Orion Financial Inc.**
  On 30 November 2007, a controlled entity of the Group acquired 100 per cent of Orion Financial Inc., a Canadian institutional stockbroking and advisory business.
- **CIT Equipment Leasing**
  On 31 December 2007, a controlled entity of the Group acquired 100 per cent of CIT Equipment Leasing in the US which specialises in the provision of leases.

Other entities acquired during the year are as follows:
OzForex Pty Limited, Greater Peterborough Health Investment Plan, Macquarie Globalis Bric Advantage Fund, Five Oak Storage, Aviation Technical Services Inc and Brek Manufacturing Co, Utility Service Partners Inc., Federal Power Avenal LLC (post acquisition Avenal Power Centre LLC), Rochester Capital Master Fund Limited, Brook Asset Management Limited, Microstar Logistics Inc and Global Asset Management Inc.

Note 50. Acquisition and disposal of controlled entities continued

Aggregate details of the material acquisitions (including disposal groups) are as follows:

	2008 $m	2007 $m
Fair value of net assets acquired		
Cash and other financial assets	**997**	103
Derivatives and financial instruments – positive values	**1**	39
Property, plant and equipment and assets under operating leases*	**300**	8
Intangible assets	**449**	14
Assets of disposal groups classified as held for sale	**286**	1,189
Payables, provisions and borrowings	**(550)**	(135)
Liabilities of disposal groups classified as held for sale	**(102)**	(674)
Minority interest	**(15)**	–
Minority interest in disposal groups classified as held for sale	**(5)**	–
Total fair value of net assets acquired	**1,361**	544
Purchase consideration		
Cash consideration	**1,228**	544
Deferred consideration (note 33)	**133**	–
Total purchase consideration	**1,361**	544
Reconciliation of cash movement		
Cash consideration	**(1,228)**	(544)
Less cash acquired	**120**	10
Net cash outflow	**(1,108)**	(534)

* Includes assets under operating leases of $212 million (2007: $nil).

The operating results of these entities have not had a material impact on the results of the Group.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 31 March 2007 comparatives relate to the acquisition of Longview Oil and Gas, Macquarie Small Caps Roads, East London Bus Group Holdings Limited, Cervus Financial Corp and Corona Energy Holdings Limited.

Note 50. Acquisition and disposal of controlled entities continued

Significant entities disposed of or deconsolidated due to change in control:

- **Greater Peterborough Health Investment Plan**

  On 30 August 2007, a controlled entity of the Group deconsolidated 100 per cent of its interest in the Greater Peterborough Health Investment Plan Project.

- **Emerging Markets Finance Limited**

  On 31 March 2008, a controlled entity of the Group sold its 100 per cent holding in Emerging Markets Finance Limited.

Other entities disposed of or deconsolidated during the year are as follows:

ATM Solutions Australasia Pty Limited, Macquarie IMM Investment Management Co Limited, Japan Market Neutral Fund, Macquarie IMM Prime Equity Trust, Macquarie Commodities Fund Limited, Marine Services Holdings Limited, Windpark Bippen Grundstuecks, Windkraft Holleben 1, MACT Holding Co Pty Limited and Live Payments Pty Limited.

Aggregate details of the material entities disposed of or deconsolidated are as follows:

	2008 $m	2007 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash and other financial assets	656	2
Assets of disposal groups classified as held for sale	1,291	3,015
Property, plant and equipment	3	1
Intangible assets	-	21
Liabilities of disposal groups classified as held for sale	(1,181)	(2,361)
Payables and provisions	(593)	(1)
Minority interest	(9)	-
Total carrying value of assets and liabilities disposed of or deconsolidated	167	677
Reconciliation of cash movement		
Cash received	459	1,125
Less:		
Investment retained	(47)	(61)
Cash deconsolidated	(65)	(163)
Net cash inflow	347	901

The 31 March 2007 comparatives relate to the disposal and deconsolidation of Macquarie Small Caps Roads, Smarte Carte Corporation, East London Bus Group Holdings Limited, The Steam Packet Group Limited, Access Health Abbotsford Limited, Access Health Vancouver Limited and Forward Steps Holdings Limited.

Note 51. Events occurring after the balance sheet date

There were no material post balance sheet events occurring after the reporting date requiring disclosure in these financial statements.

In the Directors' opinion

(a) the financial statements and notes set out on pages 120 to 213 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company and consolidated entity's financial position as at 31 March 2008 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 56 to 110 of the Directors' Report comply with Accounting Standard AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
19 May 2008

PRICEWATERHOUSECOOPERS

Report on the financial report and the AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Macquarie Group Limited (the company), which comprises the balance sheet as at 31 March 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Macquarie Group Limited and the Macquarie Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report under the heading "remuneration report" in pages 56 to 110 of the directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Macquarie Group Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 2.

Auditor's opinion on the AASB 124 remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures that are contained in pages 56 to 110 of the directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

Ian Hammond
Partner

19 May 2008

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Accounting Standards that incorporate International Financial Reporting Standards.

Years ended 31 March	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
Income statement ($ million)										
Total income from ordinary activities	904	1,337	1,649	1,822	2,155	2,823	4,197	4,832	7,181	**8,248**
Total expenses from ordinary activities	(686)	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	**(6,043)**
Operating profit before income tax	218	301	325	355	460	685	1,158	1,287	1,928	**2,205**
Income tax expense	(53)	(79)	(53)	(76)	(96)	(161)	(288)	(290)	(377)	**(317)**
Profit for the year	165	222	272	279	364	524	870	997	1,551	**1,888**
Macquarie Income Preferred Securities distributions	–	–	–	–	–	–	(28)	(51)	(54)	**(50)**
Other minority interest	–	–	1	–	(3)	(3)	(1)	(1)	(3)	**(1)**
Macquarie Income Securities distributions	–	(12)	(31)	(29)	(28)	(27)	(29)	(29)	(31)	**(34)**
Profit attributable to ordinary equity holders	165	210	242	250	333	494	812	916	1,463	**1,803**
Balance sheet ($ million)										
Total assets	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	136,389	**167,250**
Total liabilities	8,805	22,154	26,510	27,817	29,877	40,938	63,555	100,874	128,870	**157,189**
Net assets	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	7,519	**10,061**
Total loan assets	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	45,796	**52,407**
Impaired loan assets (net of provisions)	44	23	31	49	16	61	42	85	88	**165**
Share information (a)										
Cash dividends per share (cents per share)										
Interim	30	34	41	41	41	52	61	90	125	**145**
Final	38	52	52	52	52	70	100	125	190	**200**
Special	–	–	–	–	50	–	40	–	–	**–**
Total	68	86	93	93	143	122	201	215	315	**345**
Basic earnings per share (cents per share)	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	591.6	**670.6**
Share price at 31 March ($)	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	82.75	**52.82**
Ordinary share capital (million shares) (b)	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	253.9	**274.6**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	21,010	**14,504**
Net tangible assets per ordinary share ($) (c)	4.11	5.80	5.15	7.94	8.23	10.72	13.97	16.63	22.86	**28.18**
Ratios										
Return on average ordinary shareholders' funds	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	**23.7%**
Dividend payout ratio	67.2%	70.0%	67.5%	73.6%	87.4%(d)	53.2%	53.2%	54.4%	54.3%	**52.2%**
Expense/income ratio	75.9%	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	**73.3%**
Impaired assets as % of loan assets (excluding securitisation SPVs and segregated futures funds)	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	0.5%	0.4%	**0.6%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	**0.3%**
Assets under management ($ billion) (e)	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	197.2	**232.0**
Staff numbers (f)	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	10,023	**13,107**

(a) The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.

(b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(c) Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

(d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent.

(e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.

(f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Website

To view the Shareholder Review, the Interim and Annual Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

Shareholder Calendar

Shareholders may wish to note the following dates:

2008

Date	Event
20 May	Full-year result announcement
30 May	Record date for ordinary final dividend
4 July	Payment date ordinary final dividend
23 July	2008 Annual General Meeting
30 September	First half financial year end
18 November*	Half-year result announcement
28 November*	Record date for ordinary interim dividend
19 December*	Payment of ordinary interim dividend

2009

Date	Event
31 March	Full-year financial year end

2008 Annual General Meeting

This year's meeting will be at 10.30am on Wednesday 23 July 2008 at the Palladium at Crown, Level 1 Crown Towers, 8 Whiteman Street, Southbank, Melbourne.

Details of the business of the meeting will be forwarded to shareholders separately.

Stock Exchange Listing

Macquarie Group Limited is listed on the ASX and its ordinary shares trade under the code MQG.

Dividend Details

The Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim results announcements. The proposed dates for the 2008 final dividend and the 2009 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
20 May 2008	30 May 2008	4 July 2008
18 November 2008*	28 November 2008*	19 December 2008*

* These dates are subject to change

Dividend Reinvestment Plan (DRP)
The DRP allows shareholders to apply their dividends to acquire new MGL shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by the DRP rules) minus a 2.5 per cent discount.

American Depository Receipt (ADR) Program
In June 2005, Macquarie established an ADR program. The program enables US investors to trade Macquarie Group shares in US dollars.

MQG ADRs are negotiable certificates issued by the Bank of New York, with one ADR representing one MQG share. They are traded under the symbol MQBKY and are classified as Level 1. They are not listed on any exchanges and are traded over-the-counter via brokers.

The register of ADRS is kept at:

The Bank of New York
Investor Services
PO Box 11258
Church Street Station
New York NY 10286-1258
USA
Toll-free telephone number for domestic callers:
1-888-BNY-ADRs or 1-888-260-2377
Telephone numbers for international callers:
+1-212-815-3700

Further information can be found at www.stockbny.com or by emailing shareowners@bankofny.com

Voting Rights
At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

(i) one vote for each fully paid share held; and

(ii) that proportion of vote for any partly paid ordinary shares calculated in accordance with clause 8.18 of the MGL constitution.

A copy of the constitution is available at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm

Enquiries
Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited

GPO Box 242
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: sydney.services@computershare.com.au
Website: www.computershare.com

All other enquiries relating to your Macquarie Group Share investment can be directed to:

Investor Relations

Macquarie Group Limited
Level 7, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: + 61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Group's company secretary, Dennis Leong, may be contacted on the above numbers

Fully Paid Ordinary Shares Twenty Largest Ordinary Shareholders At 2 May 2008	Ordinary Shares	% of Ordinary Shares
HSBC Custody Nominees (Australia) Limited	40,700,171	14.82
J P Morgan Nominees Australia Limited	29,357,154	10.69
National Nominees Limited	24,695,625	8.99
ANZ Nominees Limited Cash Income A/C	8,415,770	3.07
Citicorp Nominees Pty Limited	7,971,440	2.90
HSBC Custody Nominees (Australia) Limited – A/C 2	6,212,801	2.26
Queensland Investment Corporation	5,215,674	1.90
Cogent Nominees Pty Limited	4,883,206	1.78
Argo Investments Limited	3,780,360	1.38
RBC Dexia Investor Services Australia Nominees Pty Limited Pipooled A/C	3,161,859	1.15
UBS Nominees Pty Ltd	3,004,122	1.09
HSBC Custody Nominees (Australia) Limited-GSCO ECSA	1,854,468	0.68
UBS Wealth Management Australia Nominees Pty Ltd	1,437,997	0.52
Cogent Nominees Pty Limited Smp Accounts	1,157,153	0.42
HSBC Custody Nominees (Australia) Limited – A/C 3	968,202	0.35
Citicorp Nominees Pty Limited Cfs Wsle Geared Shr Fnd A/C	761,470	0.28
RBC Dexia Investor Services Australia Nominees Pty Limited MLCI A/C	725,491	0.26
Cogent Nominees Pty Limited SI Non Cash Collateral A/C	679,700	0.25
HSBC Custody Nominees (Australia) Limited-GSCO ECA	631,343	0.23
AMP Life Limited	620,754	0.23
	146,234,760	**53.26**

Substantial shareholders

At 2 May 2008 the following shareholders were registered by the Company as a substantial shareholder, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Ordinary Shares	Date of Notice
AXA Asia Pacific Holdings Limited	16,345,491	20-Jul-07
Barclays Group	14,460,231	28-Mar-08
Capital Group Companies	13,981,954	8-Apr-08

Details of ordinary shareholdings

Details of the spread of ordinary Shareholdings at 2 May were as follows:

Range	Shareholders	Shares
1–1,000	107,950	32,380,738
1,001–5,000	15,875	31,669,707
5,001–10,000	1,418	9,993,390
10,001–100,000	1,064	26,881,782
100,001 shares and over	139	173,645,223
	126,446	**274,570,840**

1,024 shareholders (representing 3,453 fully paid shares) held less than a marketable parcel.

All 39,174,272 options on issue at 2 May 2008 are held by participants in the Group's Option Plans.

All 1,650,857 exchangeable shares on issue at 2 May 2008 are held by former key employees of Orion Financial Inc.

Designed by Frost Design, Sydney Print management by Octopus Solutions

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

This report is printed on Monza Recycled paper stock, which has 55 per cent recycled fibre content. Monza paper is sourced from sustainable, well managed forests and is Programme for the Endorsement of Forest Certification (PEFC) accredited. Monza is ISO 14001 and Integrated Pollution Prevention & Control (IPPC) accredited. It is also an Elemental Chlorine Free (ECF) paper stock. Monza Recycled is a FSC (Forest Stewardship Council) Mixed Source Certified paper.

eTree

Macquarie is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie shareholders can register to receive their shareholder communications, such as the Annual Report, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED 31 MARCH 2008

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: China Railway Construction Corporation

Founded in 1948, China Railway Construction Corporation Limited (CRCC) has built railways, highways, expressways, water conservation and electric power stations, large-scale airports, urban underground projects and industrial and civil buildings.

Operating in China and overseas with assets of more than $A24 billion, CRCC has approximately 180,000 staff and over 28 subsidiaries.

Macquarie Capital acted as the joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor for the company's Hong Kong Initial Public Offer (IPO) of shares in March 2008. CRCC raised $A6.2 billion ($US5.7 billion) selling shares in Hong Kong and China (Shanghai Stock Exchange). The Hong Kong Public Offer generated more public demand than any other in the history of Hong Kong's capital markets, and the total raised makes it the largest IPO in the Asia-Pacific region in 2008 year to date.

Cover photograph Getty Images

shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial period.

All amounts in this report are in Australian dollars, unless otherwise stated. Movements over 300% are denoted as 'large' in the tables in this report.

Periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated.

During February 2008, the Financial Services Group and Banking and Securitisation Group were integrated to form the Banking and Financial Services Group. For the purposes of this report, these operating groups are reported separately.

Extractions from the Financial Report
The financial information within the income statement in section 1.1 and balance sheet in section 3.1 have been extracted from the Macquarie Group Limited financial report for the year ended 31 March 2008, which has been audited by PricewaterhouseCoopers and their Independent Auditor's Audit Report dated 19 May 2008 was unqualified.

1.1 Result Overview

Income statement

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Net interest income	**294**	523	*(44)*	**817**	728	*12*
Fee and commission income	**2,167**	2,478	*(13)*	**4,645**	3,540	*31*
Net trading income	**992**	843	*18*	**1,835**	1,047	*75*
Asset and equity investment income	**29**	810	*(96)*	**839**	1,755	*(52)*
Other income	**56**	56	*–*	**112**	111	*1*
Total operating income	**3,538**	4,710	*(25)*	**8,248**	7,181	*15*
Employment expenses	**(1,757)**	(2,420)	*(27)*	**(4,177)**	(3,733)	*12*
Brokerage and commission expenses	**(389)**	(313)	*24*	**(702)**	(421)	*67*
Other expenses	**(560)**	(604)	*(7)*	**(1,164)**	(1,099)	*6*
Total operating expenses	**(2,706)**	(3,337)	*(19)*	**(6,043)**	(5,253)	*15*
Profit before income tax	**832**	1,373	*(39)*	**2,205**	1,928	*14*
Income tax expense	**(44)**	(273)	*(84)*	**(317)**	(377)	*(16)*
Profit after income tax	**788**	1,100	*(28)*	**1,888**	1,551	*22*
Minority interest	**(27)**	(24)	*13*	**(51)**	(57)	*(11)*
Profit after income tax attributable to equity holders	**761**	1,076	*(29)*	**1,837**	1,494	*23*
Distributions paid or provided on Macquarie Income Securities	**(18)**	(16)	*13*	**(34)**	(31)	*10*
Profit after income tax attributable to ordinary equity holders	**743**	1,060	*(30)*	**1,803**	1,463	*23*

Earnings per share

	Cents per share			Cents per share		
Basic earnings per share	**271.3**	401.8	*(32)*	**670.6**	591.6	*13*
Diluted earnings per share	**267.1**	387.5	*(31)*	**653.5**	569.8	*15*

Key ratios

	%	%	**%**	%
Expense to income ratio (refer Glossary)	**76.5**	70.8	**73.3**	73.2
Return on equity (refer Glossary)	**18.1**	30.2	**23.7**	28.1

Profit after income tax attributable to ordinary equity holders
$ million year ended 31 March


2000
1800
1600
1400
1200
1000
800
600
400
200
0
2004
2005
2006
2007
2008

Consolidated net profit after income tax (NPAT) attributable to ordinary equity holders for the year to 31 March 2008 was $1,803 million, a 23% increase on the prior year. The result was achieved after a $293 million write-down of holdings in listed real estate investments. Despite the more challenging credit market conditions, this was the 16th consecutive year of record profits. Basic earnings per share were up 13% to 671 cents.

Strong income growth in Macquarie's equity related businesses continued, particularly in Asia, despite the more challenging market conditions in the second half of the financial year. Commodity market volatility was high, resulting in good customer flows. Assets under management at 31 March 2008 were $232.0 billion, an 18% increase on the prior year.

Return on equity for the year to 31 March 2008 was 23.7%, down from 28.1% in the prior year. A key driver of the decrease was the substantial capital growth. Total equity was up $2.5 billion since 31 March 2007. In May 2007, Macquarie successfully raised $750 million in the domestic and international capital markets, and in June 2007 raised a further $79 million from a share purchase plan for retail investors. Macquarie continued to expand its capital base and continues to ensure it is well funded at all times, particularly in light of the current credit market disruption, and to enable growth in the underlying businesses.

Macquarie's liquidity risk management framework is also important in ensuring funding requirements are met. Higher levels of liquid and trading assets, as well as a diverse range of funding sources assisted the effective management of Macquarie's funding needs throughout the year, despite more challenging credit market conditions.

The restructure of the Macquarie Group to incorporate a Non-Operating Holding Company (NOHC) became effective on 13 November 2007. The restructure was initiated to enable Macquarie to continue to pursue the strategies responsible for its strong growth. Both Macquarie Group Limited and Macquarie Bank Limited are regulated by the Australian Prudential Regulation Authority (APRA). As a result of the restructure, Macquarie has greater flexibility to adapt to future business, market and regulatory changes. Macquarie is positioned to actively pursue new opportunities and expand in Australia and internationally.

Operating income

Total operating income for the year to 31 March 2008 was $8,248 million, a 15% increase on the prior year. Good corporate finance deal flow combined with favourable equity and commodity business contributions were key drivers of the overall growth in operating income. Income from asset realisations during the year included the IPO of Boart Longyear and the disposal of an investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM). However overall income from asset realisations was down on the prior year, which included the $302 million profit on sale of a holding in Goodman Group. The increase in assets under management contributed to growth in base fees and record performance fees were also recognised during the year. The write-down of holdings in listed real estate investments reduced income by $293 million.

Macquarie's offshore growth has continued across the Group with income from international sources up 14% on the prior year to $4,293 million. International income amounted to 57% of Macquarie's total operating income from its operating groups for the year to 31 March 2008, slightly up on the prior year.

Operating expenses

Operating expenses were up 15% on the prior year to $6,043 million. Employment costs, the largest contributor to operating expenses, were up 12% on the prior year to $4,177 million. The increase in employment costs was mainly driven by headcount growth. Headcount increased by 31% on the prior year to approximately 13,000. Performance-related profit share expense was comparable with the prior year largely due to lower return on equity despite a 23% increase in NPAT.

The expense to income ratio for the year to 31 March 2008 was 73.3%, broadly in line with the prior year.

1.2 Segment Analysis

	Full year to				
	Mar 08		Mar 07		*Movement*
	$m	**Contribution %**	$m	Contribution %	*%*
Macquarie Capital	**2,915**	**63**	2,573	58	*13*
Equity Markets	**732**	**16**	417	9	*76*
Treasury and Commodities	**645**	**14**	635	14	*2*
Real Estate	**(81)**	**(2)**	507	11	*(116)*
Financial Services	**187**	**4**	141	3	*33*
Banking and Securitisation	**51**	**1**	143	3	*(64)*
Funds Management	**177**	**4**	59	2	*200*
Total contribution to profit by operating group	**4,626**	**100**	4,475	100	*3*
Corporate	**(2,823)**		(3,012)		*(6)*
Total profit after tax	**1,803**		1,463		*23*

Basis of preparation

Macquarie has made a formal election to early adopt AASB 8 'Operating Segments' which requires the 'management approach' to disclosing information about its reportable segments. The financial information will be reported on the same basis as is used internally by the Chief Executive Officer for evaluating operating segment performance and on deciding how to allocate resources to operating segments. Such information will be provided using different measures to that used in preparing the income statement and balance sheet, with reconciliations of certain items to the consolidated income statement and consolidated balance sheet.

For internal reporting and risk management purposes, Macquarie is divided into seven operating groups ("the groups") as listed in the table above. Transfers between segments have been determined on an arm's length basis and eliminate on consolidation.

The Corporate segment includes the Group Treasury division and Head Office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, derivative volatility, income tax expense and profits attributable to minority interests.

Macquarie Capital

Macquarie Capital's contribution to profit by operating group for the year to 31 March 2008 was $2,915 million, a 13% increase on the prior year. Fee and commission income from Macquarie Capital Advisers and Macquarie Capital Securities were key contributors to the overall result and growth on the prior year. Performance fees were earned during the year from DUET Group, Macquarie Infrastructure Company and various unlisted funds.

Macquarie Capital has continued to pursue strategic growth initiatives and has more than 4,000 staff in 52 locations across 25 countries.

Macquarie Capital Advisers
(incorporates Macquarie Capital Funds)
Macquarie Capital Advisers' result was slightly higher than the prior year, with over 300 transactions totalling a record $200 billion. International operations contributed 65% of Macquarie Capital Advisers' net income.

Fluctuating equity market conditions during the year resulted in a reasonable transaction flow across all international regions. In Asia, there was growth in M&A and ECM.

Landmark transactions spanning all major international regions and across a diverse range of industry sectors were completed in the 12 months to 31 March 2008.

Macquarie Capital Funds pursued its global specialist fund strategy with $11 billion of new capital raisings for the full year[1] and an increase in assets under management of 28% to $140 billion[2]. Since inception, the funds have achieved a compound annual return of 16%[3] for investors.

New funds established during the year include: ADCB Macquarie Infrastructure Fund (Middle East), Asia Resources Fund, Macquarie European Infrastructure Fund III, Macquarie Global Opportunities Partners (private equity), Macquarie Infrastructure Partners II (North America) and Retirement Villages Group.

Macquarie Capital Securities
In Australia, strong equity markets in the first half of the year resulted in good growth in secondary market revenues. ECM revenues were slightly down on the prior year but offset by good corporate broking revenues.

In Asia, there were outstanding gains in secondary market revenues as a result of strong equity market conditions.

The establishment of the US and European domestic equity sales trading and research businesses continues.

Recent highlights included the acquisition of Orion Securities Inc., a Canadian independent dealer focusing on the resources sector. Since the acquisition, the business has achieved record secondary market revenues.

[1] Includes 100% raised by jointly managed funds.

[2] As at 31 March 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007.

[3] Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 31 March 2008 (listed funds as at 31 March 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cash flows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).

Macquarie Capital Products

The division achieved record raisings in its Australian retail products, launched new funds in Germany and Austria and also established listed infrastructure and resources hedge funds.

The joint ventures with MD Sass and Globalis were further developed. Total assets under management grew by 3% from $8.9 billion at 31 March 2007 to $9.1 billion at 31 March 2008 (including assets managed by associates).

Macquarie Capital Finance

Macquarie Capital Finance's result was slightly higher than the prior year, with strong contributions from all businesses. The aggregation of lending volumes and assets have increased by 34% from $5.4 billion at 31 March 2007 to $7.3 billion at 31 March 2008.

In December 2007, Macquarie Capital Finance completed the acquisition of CIT Systems Leasing. With approximately $US750 million of leased assets, it is one of the largest independent lessors of technology equipment in North America.

Macquarie Capital Finance sees continuing growth in both the domestic and international equipment finance markets and is well placed to take advantage of the opportunities that difficult debt markets are presenting.

Equity Markets Group
Equity Markets Group's contribution to profit by operating group for the year to 31 March 2008 was $732 million, a 76% increase on the prior year. Strong growth in trading income due to increased customer flows was the key contributor to the record result, partially offset by increased brokerage and commission expense.

Trading conditions in international equity markets were particularly favourable during the first half of the financial year. However, they became more challenging in the second half as the global debt crisis spread to equity markets.

Equity Products Division
The division offers equity-linked investment, trading and risk management products to clients in Australia, Asia, Europe, the US and Latin America.

The division performed well, benefiting from the market conditions in the first half of the year and maintaining strong market positions in Australia and key Asian markets. Operations in most other international markets made an increased contribution.

The division continued to invest in new product development and the risk management systems necessary to expand the range of products offered to clients.

Fund Products Division
EMG's funds management business manages single strategy hedge funds, funds of hedge funds and structured fund products. The division experienced a record level of inflows into its single strategy funds. Its result was significantly up on the prior year.

Funds under management (excluding funds provided by Macquarie) grew 163% to just over $3.2 billion at 31 March 2008.

In addition, funds under risk management (funds of external managers over which the division provides hedging or risk management services) grew 7% to approximately $3.1 billion over the same period.

Global Equity Finance Division
The division's contribution was slightly up on the prior year due to growth in securities borrowing and lending volumes and structured equity finance activities in Australia, Asia and Europe.

Alternative Strategies Division
Established in April 2007, the division is a joint venture with Macquarie Capital Securities. It offers equity derivatives, market-access products and financing to hedge fund clients. The division performed well in its first full year of operation.

Treasury and Commodities Group

Treasury and Commodities Group's contribution to profit by operating group for the year to 31 March 2008 was $645 million, a slight increase on the prior year which included the profit on the sale of a large US oil and gas interest.

Substantial contributions were made by the Metals and Energy Capital, Foreign Exchange and Agriculture and Investor Products Divisions with good contributions from most other divisions.

Metals and Energy Capital

The division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.

The division's contribution was below that of the prior year which included a significant one-off realisation. The division experienced continued growth in the oil and gas financing business and strong trading and project finance results.

Agriculture and Investors Products (AGIP)

AGIP provides risk management, structured financing, commodity-related investor products and selected physical commodity solutions to a broad customer base. AGIP also provides risk management services across agricultural commodities (grains, soy complex, sugar, coffee, cocoa and ethanol) and selected freight routes.

The AGIP result was very substantially up on the prior year as the division benefited from the increasing interest in agricultural commodities and strong market conditions.

Foreign Exchange

The division provides price-making services in all currency pairs and structured term hedging currency solutions for Australian and international clients. The division also provides risk management services across all of these currencies and tailor-made products. It maintains an active internet currency trading platform, servicing the Japanese retail trading market. It supports currency derivatives joint ventures in the United Arab Emirates and New Zealand.

Increased market volatility had a positive effect on foreign exchange volumes with the division's results substantially up on the prior year.

Futures

This division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The division makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions, including direct market access and straight-through processing.

The division's result was well up on the prior year, reflecting continued growth both domestically and offshore.

Debt Markets
The division arranges and places primary market debt for clients and provides secondary market liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities. It also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk.

Accordingly, the division only has modest holdings of generally highly-rated debt instruments.

The division returned a solid result despite difficult market conditions. However, the 2008 result was below the prior year.

Treasury
The division is responsible for the management of Macquarie's balance sheet, liquidity and interest rate exposure. These activities are now part of Group-wide services.

Real Estate Group
Real Estate Group's contribution to profit by operating group for the year to 31 March 2008 was a loss of $81 million. The key contributor to the loss was the $293 million write-down of holdings in listed real estate investments. The prior year result also included a $302 million profit on sale of the investment in Goodman Group.

The group's underlying result was supported by strong activity levels across the business. Key events included the profitable disposals of Japanese residential and Korean office portfolios. The sale of Macquarie ProLogis Trust realised significant value for investors and the group. Macquarie MEAG Prime REIT announced a strategic review aimed at enhancing value for unit holders.

There was a continued focus on unlisted equity raisings with over $5 billion raised, the majority by MGPA. Assets under management[1] increased 37% to $32.3 billion from $23.6 billion with new assets acquired in Singapore, Japan, Poland and Germany.

Lending activities in Australia, the US and the UK continued to make a profitable contribution.

The global REIT sector has experienced significant volatility as a result of the credit market disruption. As previously mentioned, a write-down of $293 million was taken against investments held by Macquarie in Macquarie managed and associated listed real estate investments at 31 March 2008. Notwithstanding this write-down, our REITs have high quality real estate portfolios which are operating soundly.

[1] Assets under management includes assets managed by Macquarie and its associates.

Financial Services Group
Financial Services Group's contribution to profit by operating group for the year to 31 March 2008 was $187 million, a 33% increase on the prior year.

This increase was due to record broking levels, a significant increase in market share across the business and strong inflows into superannuation and the CMT.

The group continued to develop international initiatives. During the year, it signed a joint venture agreement with Indian wealth management company Religare and launched an Asian private wealth business based in Singapore. It also actively pursued domestic opportunities to expand adviser numbers and grow core service business.

Total assets under administration, advice and/or management grew 15% from $70.5 billion to $80.9 billion.

FSG and the Banking and Securitisation Group were integrated in the second half of the year to form the Banking and Financial Services Group (BFS). The merged group will integrate banking and wealth product offerings to provide better client service and opportunities for growth.

Macquarie Adviser Services (MAS)
MAS had a good result for the year increasing both profit and client numbers substantially. The CMT increased 25% from $14.1 billion to $17.6 billion. Funds under administration in the Macquarie Wrap at $22.5 billion were slightly down on the prior year due to negative market movements. The superannuation portfolio increased 20% from $20.4 billion to $24.5 billion with significant inflows in June 2007 as clients took advantage of superannuation reforms. The growth of the MAS Futurewise Insurance platform added to the division's performance.

The MAS-owned Coin Financial Planning software business continued to expand its service offering to advisers. It acquired a 50% stake in outsourced paraplanning company Outplan and financial planning practice management company Olicc.

Macquarie Private Wealth (MPW)
MPW maintained its position as the number one full-service retail stockbroker in Australia in terms of volume and market share. The division also acquired 50% of Financial Index, a scalable advice business complementary to our other advice offerings.

MPW's Private Bank Division launched its first Asian private wealth service based in Singapore which will form the hub of MPW's Asian ultra-high-net-worth advice operations.

Macquarie Global Investments (MGI)
MGI was established during the year to focus on the development of products for retail and wholesale investors globally. During the year, the division launched the institutional boutique investment firm Queen Steet Partners. It also took responsibility for FSG's interests in New Zealand fund manager Brook Asset Management, and acquired the 51% of the company not already owned. The Macquarie Pastoral Fund was moved to MGI where commitments from investors increased by more than $500 million.

Banking and Securitisation Group
Banking and Securitisation Group's contribution to profit by operating group for the year to 31 March 2008 was $51 million, a 64% decrease on the prior year which included the contribution from the divestment of the Australian and New Zealand childcare business and related property portfolios. Net interest income from increased loan and deposit volumes have been partially offset by a reduction in net interest margins.

The contribution from Banking was up on the prior corresponding period due to strong performances from Relationship Banking (up 23%) and significant growth in deposits which increased 37% on the prior year. The contribution from Investment Lending was up 12% from the prior year with portfolio growth of 25% from $4.8 billion at 31 March 2007 to $6.0 billion at 31 March 2008 despite deteriorating market conditions in the second half of 2007.

Difficult credit market conditions and increased cost of funding significantly affected the mortgage businesses. As a result, in March 2008 the group announced the decision to wind back residential mortgage origination services in Australia. The group also ceased new mortgage business in the US. Both businesses will continue to provide service to existing customers, who hold approximately 98,500 loan facilities.

Global mortgage securitisation markets are effectively closed, except in Canada. Our Canadian mortgages business, acquired in July 2006, continues to be supported by local government-backed securitisation through the Canadian Mortgage Bond program. Credit quality in the group's mortgage portfolio remains high across all countries, default rates are low and there is no exposure to sub-prime loans.

Investment in new banking businesses continued with the launch of credit cards in Australia in April 2007 and the establishment of a start-up business in the UK, providing business lending services to the UK insurance broking industry in May 2007.

The Banking and Securitisation Group merged with FSG in February 2008 to form BFS, providing more integrated opportunities for future growth in the retail banking and financial services sector in Australia and internationally.

Funds Management Group
Funds Management Group's contribution to profit by operating group for the year to 31 March 2008 was $177 million, a 200% increase on the prior year. The profit from the sale of the investment in Macquarie-IMM was the key contributor to the record result. Fee and commission income growth was attributable to strong performance fee revenue from equity funds.

Assets under management fell by 9% to $57.4 billion during the year largely due to the sale of Macquarie-IMM and some significant redemptions from global property and currency mandates.

Australia
Many of its flagship equities funds continued to perform strongly, particularly the Macquarie Long Short Equitised Fund and the Macquarie High Conviction Fund.

The group increased retail sales and inflows into key products. The Macquarie Master Diversified Fixed Interest Fund, the Macquarie International Infrastructure Securities Fund and the Macquarie Australian Small Companies Fund all experienced strong inflows.

Over the year, the group made significant investments in IT infrastructure, upgrading its core investment administration and accounting infrastructure.

International
During the year, the group sold its 65% interest in the Korean joint venture Macquarie-IMM, which was established in 2000 and provided investment solutions to Korean institutions and distributors. The company had assets under management of over $14.6 billion ($US13 billion) at the time of sale.

FMG commenced distributing retail funds in Taiwan during the year. It was appointed investment adviser to funds offered by three of Taiwan's leading investment trust firms.

The group's Alternative Investments Division and Real Estate Securities Division also established a presence in London, joining the global fixed income team which moved to London earlier in 2007.

The Macquarie Clean Technology Fund, managed through FMG's US operation in Carlsbad, California, held its final close in January 2008, concluding a successful fund-raising with over $228 million ($US200 million) in commitments.

1.3 Contribution by Region

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Americas	**163**	689	*(76)*	**852**	1,128	*(24)*
Asia Pacific	**988**	994	*(1)*	**1,982**	1,159	*71*
Europe, Africa and Middle East	**685**	774	*(11)*	**1,459**	1,490	*(2)*
Total international income	**1,836**	2,457	*(25)*	**4,293**	3,777	*14*
Australia	**1,270**	2,001	*(37)*	**3,271**	3,069	*7*
Total income (excluding earnings on capital and other corporate items)	**3,106**	4,458	*(30)*	**7,564**	6,846	*10*
Earnings on capital and other corporate items	**432**	252	*71*	**684**	335	*104*
Total operating income	**3,538**	4,710	*(25)*	**8,248**	7,181	*15*
International income/total income (excluding earnings on capital and other corporate items) (%)	**59**	55		**57**	55	

International income by region
$ million year ended 31 March
Americas ■ Asia Pacific □
Europe, Africa & Middle East □



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International income for the year to 31 March 2008 was $4.3 billion and represented 57% of total operating income (excluding earnings on capital and other corporate items) for the year. Overall international income was up 14% on the prior year although the second half ($1.8 billion) was down 25% on the first half ($2.5 billion). The growth for the year was driven by the Asia Pacific region which was well up on the prior year.

Income from the Asia Pacific region was $2.0 billion for the year to 31 March 2008, up 71% on the prior year. The region experienced a very strong first half, up 96% on the prior corresponding period to almost $1 billion, and this strong performance was repeated in the second half. Macquarie Capital participated in a number of significant transactions, including the selldown of Taiwan Broadband Communications and the IPO of China Railway Construction Corporation. Funds management fees included fees from Macquarie Korea Infrastructure Fund, Macquarie Korea Opportunities Fund and Macquarie International Infrastructure Fund. Macquarie Capital Securities' Asian institutional cash equities business continued to perform strongly, benefiting from increased equity market turnover volumes in most markets across the region, especially in Hong Kong where market turnover increased 150% on the prior year to 31 March. Equity Markets Group's Asian equity products business performed very well with increased product sales as a result of a larger client base. The equity products business also benefited from an increase in equity markets volatility. Funds Management Group sold its 65% interest in the Korean joint venture fund manager, Macquarie-IMM in September 2007. Real Estate Group successfully disposed of a portfolio of 27 residential and office properties across Japan and Korea, however this was offset by an allocation of $75 million of the total write-downs of holdings in listed real estate investments.

Income from Europe, Africa and the Middle East was $1.5 billion, broadly in line with the prior year. Although the region experienced a strong first half (up 55% on the prior corresponding period), market conditions in the second half were less favourable resulting in the second half being down 11% on the first half. Macquarie Capital deal flow remained strong throughout the year with transactions including Peterborough Hospital PFI, Southern Water, Arqiva's acquisition of National Grid Wireless, Macquarie European Infrastructure Fund II (MEIF II) and Macquarie Communications Infrastructure Group's (MCG) acquisition of Airwave O2 Ltd and the sale of two German windfarms. Significant funds management fees were earned due to the European assets of Macquarie Airports, MEIF, MEIF II, Macquarie Infrastructure Group and MCG. Performance fees were also received from Macquarie Airports Group following the divestment of its interest in Rome and Birmingham airports. Treasury and Commodities Group's Agricultural Commodities and Investor Products division produced strong results in the region as a result of increased commodity markets activity. Equity Markets Group's Global Equity Finance division also performed well, particularly in the first half. The overall result for Europe, Africa and the Middle East was impacted by an allocation of $13 million of the total write-downs of holdings in listed real estate investments.

Income from the Americas was $852 million for the year to 31 March 2008. While the Americas commenced the year with a strong first half, up 57% on the prior corresponding period to $689 million, the second half was down 76% on the first half which resulted in an overall 24% decrease on the prior year. In the second half, the region was significantly impacted by the credit market disruption which led to a slowing of activity and write-downs of holdings in listed real estate investments. Macquarie Capital and Treasury and Commodities Group were the main contributors to income in the region. Significant Macquarie Capital transactions in the Americas included the selldown of Macquarie New York Parking (Icon Parking) and the acquisition of Spirit Finance Corporation by a Macquarie-led consortium. Giuliani Capital Advisers, a boutique investment banking advisory firm (acquired in April 2007), and Orion Financial Inc. (acquired in November 2007 and now operating as Macquarie Capital Markets Canada Limited) also contributed to income in the Americas. Macquarie Capital benefited from performance fees earned from Macquarie Infrastructure Company. Treasury and Commodities Group performed well in the region with good trading conditions particularly in Metals and Energy Capital and Agricultural Commodities and Investor Products. Real Estate Group benefited from the profit on the sale of Macquarie's interest in Macquarie ProLogis Management Company to ProLogis in July 2007. However overall the Real Estate Group contributed an operating loss in the Americas due to an allocation of $127 million of the total write-downs of holdings in listed real estate investments.

Australian income was up overall on the prior year. However the second half was down 37% on the first half. The first half was characterised by some large transactions including Boart Longyear and ATM Solutions. Transactions in the second half included Wesfarmers' acquisition of the Coles Group and Retirement Villages Group. The result in the second half was impacted by an allocation of $78 million of the total write-downs of holdings in listed real estate investments.

2.1 Net Interest Income

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Interest revenue	**3,512**	3,186	*10*	**6,698**	4,632	*45*
Interest expense	**(3,218)**	(2,663)	*21*	**(5,881)**	(3,904)	*51*
Net interest income (as reported)	**294**	523	*(44)*	**817**	728	*12*
Adjustment for accounting for swaps	**(61)**	(55)	*11*	**(116)**	(184)	*(37)*
Net interest income	**233**	468	*(50)*	**701**	544	*29*

Net interest income for the year to 31 March 2008, after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes, increased 29% on the prior year to $701 million. The chart at right illustrates the growth of net interest income over recent periods.

Current accounting standards for derivative financial instruments impact trading income and net interest income due to complex hedge designation and effectiveness rules that must be met for hedge accounting to be applied to Macquarie's derivatives hedging interest rate risk (especially swaps). Under previous AGAAP, internal derivatives were treated as a hedge and the interest on the swaps was included in either interest income or expense depending on whether an external interest bearing asset or liability was being hedged. Under current accounting standards, these internal derivatives are carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. For most loan portfolios Macquarie has not sought to meet the hedge accounting rules due to their complexity, and for the Macquarie Income Preferred Securities (MIPS) the inability to be a hedged item under current accounting standards.

Net interest income
$ million year ended 31 March



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Analysis of net interest margins

For the purpose of analysing net interest margins the impact of accounting for swaps used for the hedging of interest rates, which is included in trading income for statutory purposes, has been adjusted against net interest income. This allows for a better analysis of net interest margins. Refer to section 2.3 for details of the impacts of accounting for swaps on trading income.

	Full year to Mar 08			Full year to Mar 07		
	Interest $m	Average volume $m	Average spread %	Interest $m	Average volume $m	Average spread %
Loan areas (excluding residential mortgages)	595	26,938	2.21	495	19,607	2.52
Mortgages	115	26,997	0.43	116	22,248	0.52
Total net interest margin from interest bearing assets	710	53,935	1.32	611	41,855	1.46
Other net interest income/(expense)	(9)			(67)		
Total net interest income	701			544		

Loan areas

Net interest from loan areas has increased 20% on the prior year to $595 million, driven by a 37% growth in average loan volumes to $26.9 billion. Many areas achieved strong growth in average loan volumes, including investment lending (up 42% on the prior year) and relationship banking (up 25% on the prior year). The leasing areas benefited from the acquisition of CIT Systems Leasing in December 2007. CIT Systems Leasing has approximately $US750 million of leased assets.

This increase in average loan volumes has been offset by a 31 basis point decrease in the overall net interest margin, which was primarily a result of increased competition in the first half followed by the increased cost of funding in the second half. The increase in the cost of funding has been partially offset by increased partial and inertia income (up 29% on the prior year) from the leasing areas and increased Real Estate Structured Finance risk participation fees. For accounting purposes, these items form part of the effective yield on relevant transactions.

The chart at right shows the growth in average volumes for the loan areas and the net interest margin over recent periods.

Comparison of loan areas volumes and spreads
Year ended 31 March
Average volumes ($ billion) ■ —■— Spread (bps)



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Mortgages

Net interest income on mortgage assets of $115 million was broadly in line with the prior year. Average mortgages loan volumes increased 21% on the prior year to $27.0 billion. The overall increase was largely due to strong growth in the offshore portfolios, especially in Italy and Canada. The growth in the Canadian portfolio was assisted by the acquisition of Cervus Financial Corp. in Canada (July 2006). During the year, the Australian mortgages portfolio grew 7% from $22.1 billion at 31 March 2007 to $23.7 billion at 31 March 2008.

The impact of growth in the mortgages portfolio was offset by a 9 basis point reduction in the net interest margin to 43 basis points mainly due to a reduction in the net interest margin on the Australian portfolio which decreased 14 basis points over the year. This decrease was mainly due to competitive margin pressures in the first half combined with an increase in the cost of funding in the second half.

In March 2008 Macquarie announced that it would commence winding back its Australian residential mortgage origination services for both retail and wholesale customers due to the significant increase in the cost of funding mortgages and current conditions in the global mortgage securitisation market. Mortgage origination in the US business has also ceased.

Other net interest income/(expense)

Other net interest income/(expense) includes earnings on capital, the net interest expense on trading assets and assets held for liquidity management. During the year, average equity increased by $2.5 billion resulting in higher earnings on capital. Partially offsetting this has been increased interest expense in the second half of the year from maintaining increased liquidity.

2.2 Fee and Commission Income

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Funds management	**698**	646	*8*	**1,344**	859	*56*
Mergers and acquisitions, advisory and underwriting	**561**	898	*(38)*	**1,459**	1,227	*19*
Brokerage and commissions	**637**	616	*3*	**1,253**	949	*32*
Financial products	**37**	106	*(65)*	**143**	216	*(34)*
Wrap and other administration fee income	**75**	71	*6*	**146**	109	*34*
Banking, lending and securitisation	**33**	33	*—*	**66**	56	*18*
Other fee and commission income	**111**	88	*26*	**199**	97	*105*
Income from life insurance business and other unit holder businesses	**15**	20	*(25)*	**35**	27	*30*
Fee and commission income	**2,167**	2,478	*(13)*	**4,645**	3,540	*31*

Fee and commission income
$ million year ended 31 March



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Funds management

Funds management fee income comprises base and performance fees. These fees are received from both Macquarie-managed funds and assets managed on behalf of other external parties that are not Macquarie-managed funds. Base fees are ongoing fees generated from managing funds or assets, and performance fees are earned when the funds or assets outperform predetermined benchmarks. Funds management fees are recognised when Macquarie becomes entitled to the fees.

The table below shows the base and performance fees by fund type and fees derived from direct management of assets that are not owned by a Macquarie-managed fund. Refer to section 5.3 for a more detailed breakdown of funds management fees.

	Half year to			**Full year to**		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Base fees						
Specialist funds	**314**	311	*1*	**625**	523	*20*
Funds management and financial services	**162**	160	*1*	**322**	262	*23*
Managed assets	**5**	6	*(17)*	**11**	–	*n/a*
Total base fees	**481**	477	*1*	**958**	785	*22*
Performance fees						
Specialist funds	**164**	140	*17*	**304**	50	*large*
Funds management and financial services	**19**	7	*171*	**26**	13	*100*
Managed assets	**34**	22	*55*	**56**	11	*large*
Total performance fees	**217**	169	*28*	**386**	74	*large*
Total funds management fees	**698**	646	*8*	**1,344**	859	*56*

Total funds management fee income was $1,344 million, up 56% on the prior year. Total base fees increased 22% on the prior year to $958 million, slightly more than the increase in AUM of 18% over the same period. The trend in base fees and AUM growth is depicted in the chart below.

Base fees and AUM growth
Year ended 31 March



AUM ($ billion)
Base fees ($ million)
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Total performance fees increased significantly on the prior year to $386 million, mainly due to the receipt of performance fees from Macquarie Airports Group following the divestment of its interest in Rome and Birmingham airports. Total performance fees from unlisted specialist funds was $226 million, up from $20 million in the prior year. Other notable performance fees from listed specialist funds included fees from Macquarie Infrastructure Company ($50 million) and DUET Group ($21 million).

Mergers and acquisitions, advisory and underwriting

Mergers and acquisitions, advisory and underwriting fee income was $1,459 million for the 12 months to 31 March 2008, up 19% on the prior year. Strong equity market conditions during the first half of 2008 resulted in increased deal flow. Significant transactions Macquarie advised on included the IPO of Boart Longyear, Wesfarmer's acquisition of the Coles Group, Challenger's acquisition of UK water company Southern Water and the China Railway Construction IPO, listing in both Shanghai and Hong Kong.

Brokerage and commissions

Brokerage and commissions income increased 32% on the prior year to $1,253 million. The main driver of the result was increased transaction related fees from retail and institutional broking services. Macquarie Capital Securities' Asia operations benefited from increased market turnover in the region, particularly in Hong Kong. Australian institutional cash equities income also increased on the prior year due to increased ASX market turnover ($3.4 trillion for the 12 months to 31 March 2008, up from $2.5 trillion in the prior corresponding period) and assisted by continued strong market share. Brokerage income generated through the Financial Services Group was also a significant contributor during the period, up 24% over the prior year.

Financial products

Income from financial products for the 12 months to 31 March 2008 was $143 million, down 34% on the prior year due to cross-border leasing and one-off transactions in 2007 that were not repeated. In 2008, income was earned from agribusiness retail products and a range of retail infrastructure related funds including new closed end feeder funds in Europe.

Wrap and other administration fee income

Wrap and other administration fee income was up 34% to $146 million. Wrap fees are calculated daily and the increase over the prior year reflects the increase in Wrap funds under administration for most of the year, particularly from June 2007 following changes to Australian superannuation law. A downturn in equity indicies towards the end of the year led to an overall $700 million decrease in Wrap funds under administration for the year to $22.5 billion at 31 March 2008.

Banking, lending and securitisation

Total banking, lending and securitisation income was up 18% to $66 million. The main contributors were mortgages and relationship banking servicing and administration fees, which grew as a result of a larger loan book. Revenue from the recently acquired CIT Systems Leasing (lessor of IT equipment in North America) also contributed to the result in the second half of the year.

Other fee and commission income

Other fee and commission income more than doubled during 2008 to $199 million largely due to income from joint ventures and business alliances in Treasury and Commodities Group with Royal Bank of Scotland, Nomura and Kookmin Bank. Also included in this income category is real estate development project management fee and license fee income from the COIN Software business (provider of financial planning software).

Income from life insurance business and other unit holder businesses

Income from life insurance business and other unit holder business was $35 million for the 12 months to 31 March 2008, up 30% on 2007. Income in this category includes income from the provision of life insurance (via Macquarie Life) and True Index income. Macquarie True Index delivers clients exact pre-tax index return (before buy/sell spread on transactions). Any under-performance is compensated by Macquarie and conversely, any out-performance is retained by Macquarie.

2.3 Net Trading Income

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Equity products	**574**	593	*(3)*	**1,167**	765	*53*
Commodity products	**262**	132	*98*	**394**	295	*34*
Foreign exchange products	**163**	95	*72*	**258**	120	*115*
Interest rate products	**29**	75	*(61)*	**104**	112	*(7)*
Total trading income	**1,028**	895	*15*	**1,923**	1,292	*49*
Revaluation of economic hedges	**25**	3	*large*	**28**	(61)	*(146)*
Accounting for swaps	**(61)**	(55)	*11*	**(116)**	(184)	*(37)*
Net trading income (as reported)	**992**	843	*18*	**1,835**	1,047	*75*

Total trading income
$ million year ended 31 March



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Total trading income for the year to 31 March 2008, before revaluation of economic hedges and accounting for swaps, was up 49% on the prior year to $1,923 million. Most trading income is generated from client transactions and arbitrage activities, rather than outright proprietary trading.

A complete representation of Macquarie's trading activities is not shown by the composition of trading income set out above as it excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. To obtain a complete view of the performance of Macquarie's trading activities, reference should be made to the Equity Markets Group and Treasury and Commodities Group's results in section 1.2.

Equity products

Equity products trading income for the year to 31 March 2008 was up 53% on the prior year to $1,167 million. Trading conditions in Australian and international equity markets were favourable during the first half of the financial year, but became more challenging in the second half as the global credit market disruption spread to equity markets. However, market volumes remained high as volatility remained high. In addition, the launch of new structured products and new fund products made significant contributions to the increase on the prior year.

Activity was up on the prior year due to favourable market conditions with high trading volumes across most markets and increased market volatility, particularly in the first half. Successful product launches during the year resulted in an increased contribution to trading income across a number of products. The business maintained a market leading position in listed products. However, trading income from the US and European desks was down on the prior year due to a reduction in transaction volumes.

Trading income from international equity structured transactions was significantly up on the prior year due to strong growth in securities borrowing and lending volumes as well as structured equity finance activities in Australia, Asia and in particular, Europe.

Commodity products

Commodities trading income for the year to 31 March 2008 was up 34% on the prior year to $394 million.

Strong trading performances were delivered by Treasury and Commodities Group's Agricultural Commodities and Investor Products division and the Metals and Energy Capital division. This was primarily due to increased customer flows as a result of higher volatility across a broad number of commodity markets and greater interest in agricultural commodities, particularly in the second half of the year.

Foreign exchange products

Foreign exchange trading income for the year to 31 March 2008 was up 115% on the prior year to $258 million.

Volatile currency markets lead to increased customer demand for foreign exchange products and increased volumes transacted through Treasury and Commodities Group's Foreign Exchange division.

Interest rate products

Interest rate products trading income for the year to 31 March 2008 was slightly down on the prior year to $104 million.

The main contributor to interest rate products trading income was Treasury and Commodities Group's Debt Markets division. The division returned a solid result despite difficult market conditions in the second half of the year.

Accounting for swaps and revaluation of economic hedges

As discussed in section 2.1 in the analysis on net interest income, current Australian Accounting Standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest margins and trading income (especially interest rate products).

For the analysis of trading income presented here the amount relating to the accounting for interest rate swaps, which is included in trading income for statutory purposes, has been identified and reported separately. This amount is incorporated in the analysis of net interest margins in section 2.1.

Under Australian Accounting Standards, all derivatives must be carried at fair value. The revaluations and cash flows on derivatives that do not qualify as a hedge under Australian Accounting Standards are included within trading income. The main impact of this relates to derivatives used to hedge the MIPS hybrid instrument, which do not have an offsetting revaluation of the hedged securities as they are treated as equity for accounting purposes and carried at historic cost.

These impacts have been reported separately from other trading related income to remove the distortion created by the accounting treatment from the analysis of Macquarie's trading operations.

Profit and loss volatility on derivatives used to hedge the MIPS hybrid instrument for the year to 31 March 2008 was income of $18 million compared with an expense of $47 million in the prior year. The volatility on other economic interest rate hedges was income of $10 million compared with an expense of $14 million in the prior year.

2.4 Asset and Equity Investment Income

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Profit on sale of investment securities available for sale	**74**	49	*51*	**123**	160	*(23)*
Profit on sale of associates and joint ventures	**139**	421	*(67)*	**560**	650	*(14)*
Gain on deconsolidation of controlled entities and businesses held for sale	**76**	217	*(65)*	**293**	469	*(38)*
Net income/(loss) from businesses held for sale	**(25)**	(3)	*large*	**(28)**	41	*(168)*
Share of net profits of associates and joint ventures using the equity method	**62**	94	*(34)*	**156**	242	*(36)*
Dividends/distributions received/receivable from investment securities	**52**	39	*33*	**91**	84	*8*
Impairment charge on investment in associates and joint ventures	**(300)**	—	*n/a*	**(300)**	(4)	*large*
Impairment charge on investment securities available for sale	**(86)**	(34)	*153*	**(120)**	(8)	*large*
Other asset sales	**37**	27	*37*	**64**	121	*(47)*
Asset and equity investment income	**29**	810	*(96)*	**839**	1,755	*(52)*

Asset and equity investment income
$ million year ended 31 March



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2008

Profit on sale of investment securities available for sale
Profit on sale of investment securities available for sale was $123 million for the 12 months to 31 March 2008, down 23% on the prior year, which included a number of significant transactions. The 12 months to 31 March 2008 did not include any individually significant items.

Profit on sale of associates and joint ventures
Although profit on sale of associates and joint ventures decreased 14% on the prior year to $560 million, the prior year included a $302 million gain on the sale of Macquarie's interest in Goodman Group. Significant gains on the sale of associates and joint ventures during the 12 months to March 2008 included:

- Boart Longyear Limited
- Connect East Group
- Macquarie New York Parking (Icon Parking)
- Macquarie ProLogis Management
- Moto International Holdings Limited
- Retirement Villages Group
- Taiwan Broadband Communications.

Gain on deconsolidation of controlled entities and businesses held for sale

Gain on deconsolidation of controlled entities for the 12 months to 31 March 2008 was $293 million, and included gains from the sale of Macquarie-IMM, ATM Solutions, Peterborough Hospital PFI and various windfarm businesses.

Net income/(loss) from businesses held for sale

The net loss from businesses held for sale was $28 million during 2008, from a gain of $41 million in the prior year.

Share of net profits of associates and joint ventures using the equity method

This category includes equity accounted income from investments in specialist funds where Macquarie is both the fund manager and has an equity investment in the fund, as well as other equity investments where Macquarie has significant influence.

Equity accounted income for 2008 decreased 36% on the prior year to $156 million partly due to the loss of equity accounted income from Goodman Group and Macquarie ProLogis Management, and the decrease in equity accounted income from listed real estate trusts, including Macquarie Office Trust and Macquarie CountryWide Trust.

Dividends and distributions received/receivable from investment securities

Total dividends and distributions received/receivable from investment securities was $91 million, representing an increase of 8% on the prior year. The year benefited from a special dividend distribution from the sale of Macquarie ProLogis Trust.

Impairment charge on investment in associates and joint ventures

The impairment charge on investment in associates and joint ventures was $300 million for the 12 months to 31 March 2008. Included in this category was $283 million in relation to the write-down of holdings in listed real estate investments.

Impairment charge on investment securities available for sale

The impairment charge on investment securities available for sale was $120 million for the 12 months to 31 March 2008. Included in this category was a $10 million write-down of holdings in listed real estate investments and other write-downs relating to asset-backed securities in Macquarie Capital and Treasury and Commodities Group.

Other asset sales

During the year Real Estate Group successfully disposed of a portfolio of 27 residential and office properties across Japan and Korea. Treasury and Commoditities Group also recognised a small gain on the sale of an oil and gas interest. The prior year included a significant gain on a large oil and gas interest in the US.

2.5 Other Income

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Impairment charges						
Collective allowance for credit losses	**(24)**	(13)	*85*	**(37)**	(11)	*236*
Specific provisions for credit losses	**(75)**	4	*large*	**(71)**	(29)	*145*
Other	**155**	65	*138*	**220**	151	*46*
Total Other income	**56**	56	*–*	**112**	111	*1*

Impairment charges

Total net impairment charges for the year to 31 March 2008 were up from $40 million in the prior year to $108 million. A summary of the key items are discussed below.

Collective allowance for credit losses

The collective allowance for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. Macquarie's policy on collective allowance for credit losses is based on an incurred loss model, applied to loan assets and non-trading credit exposures, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

The expense for the year of $37 million was largely due to the growth in loan assets across a range of portfolios.

Specific provisions for credit losses

The specific provision expense for the year to 31 March 2008 was $71 million. The increase on the prior year was mainly in relation to one commodities counter party. Total specific provisions expense as a percentage of loan assets (excluding securitisation special purpose vehicles and segregated futures funds) was 0.27%.

Other

Included in this category is rental income from operating lease activities, operating income from subsidiaries conducting non-financial services businesses and real estate development income.

Other income for the year to 31 March 2008 was up 46% on the prior year to $220 million. The result included operating lease income from asset classes that include electronics manufacturing equipment, IT equipment, aviation and water heaters. Macquarie Capital Finance's operating lease revenue doubled to $108 million partly due to the contribution from CIT Systems Leasing, a US based IT leasing business acquired in December 2007.

2.6 Operating Expenses

	Half year to			Full year to		
	Mar 08 $m	Sep 07 $m	*Movement %*	**Mar 08 $m**	Mar 07 $m	*Movement %*
Compensation expense						
Salary, commissions, superannuation and performance-related profit share	**(1,544)**	(2,176)	*(29)*	**(3,720)**	(3,362)	*11*
Share based payments	**(64)**	(62)	*3*	**(126)**	(87)	*45*
Provision for annual leave	**(7)**	(14)	*(50)*	**(21)**	(15)	*40*
Provision for long service leave	**(5)**	(6)	*(17)*	**(11)**	(8)	*38*
Total compensation expense	**(1,620)**	(2,258)	*(28)*	**(3,878)**	(3,472)	*12*
Other employment expenses including on-costs, staff procurement and staff training	**(137)**	(162)	*(15)*	**(299)**	(261)	*15*
Total employment expenses	**(1,757)**	(2,420)	*(27)*	**(4,177)**	(3,733)	*12*
Brokerage and commission expenses	**(389)**	(313)	*24*	**(702)**	(421)	*67*
Occupancy expenses	**(143)**	(121)	*18*	**(264)**	(226)	*17*
Non-salary technology expenses	**(114)**	(100)	*14*	**(214)**	(163)	*31*
Professional fees	**(129)**	(117)	*10*	**(246)**	(251)	*(2)*
Travel and entertainment	**(111)**	(89)	*25*	**(200)**	(154)	*30*
Advertising and communication	**(54)**	(39)	*38*	**(93)**	(77)	*21*
Other expenses	**(9)**	(138)	*(93)*	**(147)**	(228)	*(36)*
Total operating expenses	**(2,706)**	(3,337)	*(19)*	**(6,043)**	(5,253)	*15*

	%	%		%	%	
Compensation expense/total income	**45.8**	47.9		**47.0**	48.3	
Other expenses/total income	**30.7**	22.9		**26.3**	24.9	
Total expenses/total income	**76.5**	70.8		**73.3**	73.2	

Total operating expenses for the year to 31 March 2008 were $6,043 million, up 15% on the prior year.

The largest component of operating expenses was Salary, commissions, superannuation and performance related profit share which increased 11% to $3,720 million. This was mainly due to the increase in staff numbers, up 31% on the prior year, offset by a favourable impact of the strengthening Australian dollar on the employment costs of offshore employees. Performance related profit share was broadly in line with the prior year, despite a 23% increase in NPAT, largely as a result of a lower return on equity. Share based payment expense increased 45% to $126 million due to the Group's increasing share price over the last few years combined with an increase in the number of options on issue.

Other employment expenses including on-costs, staff procurement and staff training increased 15% on the prior year. The increase can be largely attributed to the growth in headcount since March 2007.

Brokerage and commission expenses are driven by Macquarie's trading activities and brokerage operations. For the year to 31 March 2008, brokerage and commission expenses increased 67% to $702 million. Increased market turnover in Asian markets due to increased market volatility generated strong growth in the Asian warrants trading desks and was the most significant driver of these expenses for the year. The second half result was up 24% on the first half largely due to the addition of two new trading books in the Equity Markets Group.

Occupancy costs were up 17% on the prior year to $264 million. This was mainly due to an increase in total leased area as headcount grew. New offices were opened in Sydney, New York, New Delhi and London. A number of new office fit-outs also contributed to increased occupancy costs.

Professional fees were in line with the prior year. Travel and entertainment expenses were up 30% on the prior year to $200 million, driven by an increase in offshore activity. Other operating expenses in the first half included a number of one-off costs in relation to the Group's restructure, including stamp duty.

The overall expense to income ratio was slightly up on the prior year to 73.3%. The recent history of the expense to income ratio is shown in the chart at right.

Total income and operating expenses
Year ended 31 March
Income ■ Expense □ -■- Expense/Income ratio (%)
($ million)



9000
8000
7000
6000
5000
4000
3000
2000
1000
0
79
78
77
76
75
74
73
72
71
70
2004
2005
2006
2007
2008

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

Total headcount increased 31% on the prior year, and at 31 March 2008 was approximately 13,000 staff globally.

A breakdown of headcount by operating group is shown below.

Headcount by group

	As at			*Movement %*	
	Mar 08	Sep 07	Mar 07	*Sep 07*	*Mar 07*
Financial Services	**1,798**	1,559	1,426	*15*	*26*
Banking and Securitisation	**1,260**	1,130	989	*12*	*27*
Equity Markets	**719**	610	516	*18*	*39*
Treasury and Commodities	**611**	590	570	*4*	*7*
Real Estate	**605**	527	476	*15*	*27*
Funds Management	**241**	196	211	*23*	*14*
Total operating groups (excluding Macquarie Capital)	**5,234**	4,612	4,188	*13*	*25*
Macquarie Capital					
Macquarie Capital Advisers (including Macquarie Capital Funds)	**2,238**	1,935	1,694	*16*	*32*
Macquarie Capital Securities	**973**	777	725	*25*	*34*
Macquarie Capital Finance	**545**	348	344	*57*	*58*
Macquarie Capital Products	**315**	261	211	*21*	*49*
Total Macquarie Capital	**4,071**	3,321	2,974	*23*	*37*
Total headcount — operating groups	**9,305**	7,933	7,162	*17*	*30*
Total headcount — service areas	**3,802**	3,133	2,861	*21*	*33*
Total headcount	**13,107**	11,066	10,023	*18*	*31*

Equity Markets Group experienced the largest relative increase in headcount, up 39% from March 2007 to over 700 staff. The growth was driven by continued overseas and domestic growth. Macquarie Capital also experienced a large increase in headcount, up 37% to over 4,000 staff assisted by the acquisition of Giuliani Capital Advisers, Orion Financial Inc. and CIT Systems Leasing during the year.

Headcount by region

	As at			Movement %	
	Mar 08	Sep 07	Mar 07	*Sep 07*	*Mar 07*
Australia	**7,822**	6,802	6,522	*15*	*20*
International					
Americas	**1,778**	1,231	890	*44*	*100*
Asia Pacific	**2,158**	1,888	1,672	*14*	*29*
Europe, Africa and Middle East	**1,349**	1,145	939	*18*	*44*
Total headcount — International	**5,285**	4,264	3,501	*24*	*51*
Total headcount	**13,107**	11,066	10,023	*18*	*31*
International headcount/total headcount (%)	**40**	39	35		

International headcount increased 51% on the prior year to over 5,000 staff. International staff now represents 40% of total staff, up from 35% at March 2007.

All regions have experienced strong headcount growth since March 2007. Staff numbers in the Americas doubled in the last 12 months. The growth in the Americas was assisted by the previously discussed acquisition of Giuliani Capital Advisers in April 2007, the integration of Orion Financial Inc. staff in December 2007 and the integration of CIT Systems Leasing staff, together adding over 400 staff across the US and Canada.

2.7 Income Tax Expense

	Full year to Mar 08 $m	Full year to Mar 07 $m
Profit before income tax	**2,205**	1,928
Less Macquarie Income Securities	**(34)**	(31)
Less Macquarie Income Preferred Securities	**(50)**	(54)
Less minority interest	**(1)**	(3)
Profit before income tax attributable to ordinary equity holders	**2,120**	1,840
Income tax expense	**(317)**	(377)

	%	%
Effective tax rate	**15.0**	20.5

The effective tax rate differs from the Australian company income tax rate due to permanent differences arising from the income tax treatment of certain income and expenses, as well as tax rate differentials on some of the income earned offshore, and the non-deductibility of certain expenses, including employee options expense and interest payments made under the Macquarie Income Securities (MIS). A reconciliation of the Australian company income tax rate to Macquarie's effective tax rate is shown below.

Reconciliation

	Full year to Mar 08 %	Full year to Mar 07 %
Australian company income tax rate	**30.0**	30.0
Rate differential on offshore income	**(14.3)**	(10.6)
Non-deductible distribution paid/provided on MIS	**0.5**	0.5
Non-deductible options expense	**1.7**	1.4
Other items	**(2.9)**	(0.8)
Effective tax rate	**15.0**	20.5

Macquarie's offshore activities were the main reason the effective tax rate was below the corporate tax rate. The growth in offshore income over the year was driven by increased activity in the Asia Pacific region.

2.8 Earnings Per Share

	Half year to			Full year to		
	Mar 08 **cents**	Sep 07 cents	*Movement* %	**Mar 08** **cents**	Mar 07 cents	*Movement* %
Basic earnings per share	**271.3**	401.8	*(32)*	**670.6**	591.6	*13*
Diluted earnings per share	**267.1**	387.5	*(31)*	**653.5**	569.8	*15*

	Half year to		Full year to	
	Mar 08	Sep 07	**Mar 08**	Mar 07
	Number of shares		Number of shares	
Weighted average number of shares				
Fully paid ordinary shares	**273,914,165**	263,798,808	**268,854,950**	247,313,494
Dilutive Potential Ordinary Shares				
Options	**4,257,654**	9,756,591	**7,023,038**	9,441,575
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**278,171,819**	273,555,399	**275,877,988**	256,755,069

Fully paid ordinary shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below.

Summary of movements in number of shares

	Half year to Mar 08		Half year to Sep 07		**Full year to Mar 08**		Full year to Mar 07	
	Total number	**Time-weighted number**	Total number	Time-weighted number	**Total number**	**Time-weighted number**	Total number	Time-weighted number
Opening balance	**271,086,657**	**271,086,657**	253,941,205	253,941,205	**253,941,205**	**253,941,205**	232,440,369	232,440,369
Shares issued pursuant to								
Capital raising	–	–	8,620,690	6,265,310	**8,620,690**	**7,443,000**	10,606,061	9,124,118
Share purchase plan	–	–	912,076	488,434	**912,076**	**700,255**	137,947	106,578
Exercise of options	**1,794,695**	**1,131,096**	5,466,294	2,059,985	**7,260,989**	**4,328,676**	7,536,936	4,019,895
Dividend Reinvestment Plan	**1,665,198**	**564,131**	2,146,392	1,043,874	**3,811,590**	**1,877,209**	3,198,260	1,617,852
Employee Share Plan	**24,290**	**10,751**	–	–	**24,290**	**5,376**	21,632	4,682
Exchangeable shares	–	**1,121,530**	–	–	–	**559,229**	–	–
Closing balance	**274,570,840**	**273,914,165**	271,086,657	263,798,808	**274,570,840**	**268,854,950**	253,941,205	247,313,494

The Exchangeable shares were issued by a controlled entity in November 2007 as cash consideration for the acquisition of Orion Financial Inc. and are classified as equity in accordance with AASB 132 'Financial Instruments: Presentation'. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) and will pay dividends equal to the Macquarie Group Limited dividends during their legal life. The Exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

Potential ordinary shares

Macquarie has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS.

The impact of dilutive options on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the adjusted exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds.

Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is excluded in calculating diluted EPS)
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

As share based payment expense is recognised for this Plan, it is also necessary to adjust the exercise price in calculating dilutive EPS. The adjusted exercise price is calculated by increasing the exercise price by the fair value of services to be provided by the employee over the remaining vesting period.

The average market price in each period is shown below.

	Half year to		Full year to	
	Mar 08 $	Sep 07 $	**Mar 08 $**	Mar 07 $
Average market price for period	**67.92**	79.66	**72.76**	70.63

2.9 Dividends

	Full year to			
	Mar 08		Mar 07	
	Cents per share	**Franking %**	Cents per share	Franking %
Interim ordinary dividend paid	**145**	**100**	125	100
Final ordinary dividend proposed	**200**	**100**	190	100
Total dividends to ordinary shareholders	**345**		315	
	$m		$m	
Aggregate amount of interim and final ordinary dividends	**942**		794	
	%		%	
Dividend payout ratio	**52.2**		54.3	

The final ordinary dividend for the year to 31 March 2008 is $2.00 per share. This brings the total dividends for the year to $3.45 per share, an increase of 30 cents per share or 10% over the prior year. The dividend payout ratio as a result is 52.2%. The final ordinary dividend will be franked at 100%.

The aggregate amount of the proposed final dividend expected to be paid on 4 July 2008 out of retained profits at 31 March 2008, but not recognised as a liability at the end of the financial year, is $549 million.

Macquarie's dividend policy is to target a full year dividend payout ratio between 50% and 60%. In the short term, Macquarie expects dividends to be fully franked. The future rate of franking is subject to the composition of income.

3.1 Balance Sheet

	As at			Movement	
	Mar 08 $m	Sep 07 $m	Mar 07 $m	*Sep 07 %*	*Mar 07 %*
Assets					
Cash and balances with central banks	**7**	3	3	*133*	*133*
Due from banks	**10,110**	6,887	6,120	*47*	*65*
Cash collateral on securities borrowed and reverse repurchase agreements	**22,906**	22,367	25,909	*2*	*(12)*
Trading portfolio assets	**15,807**	16,693	15,518	*(5)*	*2*
Loan assets held at amortised cost	**52,407**	49,911	45,796	*5*	*14*
Other financial assets at fair value through profit or loss	**4,131**	4,412	2,779	*(6)*	*49*
Derivative financial instruments — positive values	**21,136**	16,991	11,913	*24*	*77*
Other assets	**10,539**	10,103	10,444	*4*	*1*
Investment securities available for sale	**16,454**	12,092	6,060	*36*	*172*
Intangible assets	**494**	101	100	*large*	*large*
Life investment contracts and other unit holder assets	**5,699**	6,363	5,847	*(10)*	*(3)*
Interest in associates and joint ventures using the equity method	**5,500**	4,784	4,071	*15*	*35*
Property, plant and equipment	**375**	277	378	*35*	*(1)*
Deferred income tax assets	**718**	639	457	*12*	*57*
Non-current assets and assets of disposal groups classified as held for sale	**967**	835	994	*16*	*(3)*
Total assets	**167,250**	152,458	136,389	*10*	*23*
Liabilities					
Due to banks	**10,041**	5,016	4,127	*100*	*143*
Cash collateral on securities lent and repurchase agreements	**13,781**	16,945	7,489	*(19)*	*84*
Trading portfolio liabilities	**11,825**	9,875	15,922	*20*	*(26)*
Derivative financial instruments — negative values	**21,399**	15,555	11,069	*38*	*93*
Deposits	**15,783**	12,305	12,403	*28*	*27*
Debt issued at amortised cost	**57,115**	55,304	51,365	*3*	*11*
Other financial liabilities at fair value through profit or loss	**6,288**	5,744	5,552	*9*	*13*
Other liabilities	**12,210**	12,600	11,958	*(3)*	*2*
Current tax liabilities	**193**	222	132	*(13)*	*46*
Life investment contracts and other unit holder liabilities	**5,689**	6,355	5,781	*(10)*	*(2)*
Provisions	**179**	170	153	*5*	*17*
Deferred income tax liabilities	**121**	106	78	*14*	*55*
Non-current liabilities and liabilities of disposal groups classified as held for sale	**215**	272	170	*(21)*	*26*
Total liabilities excluding loan capital	**154,839**	140,469	126,199	*10*	*23*
Loan capital					
Subordinated debt at amortised cost	**1,704**	1,721	1,783	*(1)*	*(4)*
Subordinated debt at fair value through profit or loss	**646**	853	888	*(24)*	*(27)*
Total loan capital	**2,350**	2,574	2,671	*(9)*	*(12)*
Total liabilities	**157,189**	143,043	128,870	*10*	*22*
Net assets	**10,061**	9,415	7,519	*7*	*34*

continued on next page

	As at			Movement	
	Mar 08 $m	Sep 07 $m	Mar 07 $m	*Sep 07 %*	*Mar 07 %*
Equity					
Contributed equity					
Ordinary share capital	**4,534**	4,336	3,103	*5*	*46*
Treasury shares	**(12)**	(10)	(7)	*20*	*71*
Exchangeable shares	**133**	–	–	*n/a*	*n/a*
Reserves	**456**	513	380	*(11)*	*20*
Retained earnings	**3,718**	3,373	2,795	*10*	*33*
Total capital and reserves attributable to equity holders	**8,829**	8,212	6,271	*8*	*41*
Minority interest					
Macquarie Income Preferred Securities	**752**	798	841	*(6)*	*(11)*
Macquarie Income Securities	**391**	391	391	–	–
Other minority interests	**89**	14	16	*large*	*large*
Total equity	**10,061**	9,415	7,519	*7*	*34*

During the year to 31 March 2008, Macquarie's total assets increased 23% to $167.3 billion. Total equity at 31 March 2008 was $10.1 billion, a 34% increase on the prior year.

The increase in total assets for the year was largely driven by an increase in Investment securities available for sale to $16.5 billion, a 172% increase on the prior year. The growth in this asset class was due to increased investment in money market instruments used for currency and liquidity management purposes. Since 31 March 2007, the increase in Derivative financial instruments Positive values (up 77% to $21.1 billion) and Negative values (up 93% to $21.4 billion), was largely due to the movements in commodity prices and foreign exchange rates.

A reduction in short stock trading during the year decreased Cash collateral on securities borrowed and reverse repurchase agreements from $25.9 billion at 31 March 2007 to $22.9 billion at 31 March 2008, while an increase in long stock trading increased Cash collateral on securities lent and reverse repurchase agreements from $7.5 billion at March 2007 to $13.8 billion at 31 March 2008.

Loan assets (excluding mortgages SPVs) totalled $30.7 billion at 31 March 2008, up 19% on the prior year. The largest contributors to growth were margin lending, equities lending and mortgages. The increase in loan assets (excluding mortgages SPVs) over the prior year is shown in the chart below.

Loan assets held at amortised cost
$ billion
Mortgages ◻ Real Estate ◻ Other lending ◻
Banking ◻ Treasury & Commodities ◻
Clearing houses ◻
Macquarie Capital Finance: Other ■
Macquarie Capital Finance: Leasing ■
Margin lending and equities lending ■


35
30
25
20
15
10
5
0
Mar 2006
Mar 2007
Mar 2008

Net assets and disposal groups classified as held for sale decreased from $824 million at 31 March 2007 to $752 million at 31 March 2008. Disposals during the year included interests in Taiwan Broadband Communications, Macquarie New York Parking (Icon Parking), Boart Longyear and ATM Solutions. Acquisitions during the year included in Miclyn Express Offshore and Hobart Airport.

Profit for the period was a significant contributor to total equity which rose 34% over the year to $10.1 billion at 31 March 2008. Ordinary share capital increased 46% over the prior year to $4.5 billion at 31 March 2008, which was largely due to the $750 million raised in the institutional private placement in May 2007, shares issued under the dividend reinvestment plan and share purchase plan and the exercise of employee share options during the year.

Net tangible assets (NTA) per ordinary share at 31 March 2008 was $27.99 (31 March 2007: $22.67; 30 September 2007: $27.55). Macquarie views disposal groups held for sale as an investment that will be fully recovered, including the associated intangible assets. Including the intangibles (net of associated deferred tax assets and liabilities) within assets and disposal groups held for sale, the NTA per ordinary share would have been $28.18 (31 March 2007: $22.86; 30 September 2007: $27.95).

3.2 Loan Asset Quality

	As at/for the year to		
	Mar 08 $m	Mar 07 $m	*Movement %*
Loan assets			
Loan assets including mortgage securitisation special purpose vehicles	**52,407**	45,796	*14*
Less securitisation special purpose vehicles[1] and segregated futures funds[2]	**(26,276)**	(23,888)	*10*
Total	**26,131**	21,908	*19*
Credit quality of loan assets			
Investment grade[3]	**15,142**	12,311	*23*
Below investment grade[3]	**10,692**	9,409	*14*
Other[4]	**297**	188	*58*
Total	**26,131**	21,908	*19*
Impaired assets[5] with specific provisions for impairment	**285**	166	*72*
Less specific provisions	**(120)**	(78)	*54*
Net impaired loan assets	**165**	88	*88*
Net loan losses	**71**	29	*145*
	%	%	
Net impaired loan assets/total loan assets	**0.63**	0.40	
Net loan losses/total loan assets	**0.27**	0.13	

	Full year to		
	Mar 08 $m	Mar 07 $m	*Movement %*
Net loan losses (profit or loss impact)			
Provided during the period	**85**	36	*136*
Recovery of loans previously provided for	**(35)**	(13)	*169*
Loan losses written-off	**27**	9	*200*
Recovery of loans previously written-off	**(6)**	(3)	*100*
Total net loan losses	**71**	29	*145*

[1] Includes mortgage and lease securitisation vehicles. In relation to the mortgage securitisation special purpose vehicles, Macquarie's exposure is largely mitigated by credit insurance. Loan losses in these vehicles are immaterial.
[2] Macquarie is not at risk for segregated futures funds assets.
[3] Macquarie has established a proprietary internal credit rating framework to assess counterparty credit risk. Macquarie Group (MG) ratings are used to estimate the likelihood of the rated entity defaulting on financial obligations. All limits and exposures are allocated a MG rating on a 1-13 scale which broadly correspond with Standard & Poor's credit ratings.
[4] Other loan asset credit quality includes Default, Past Due and Individually Impaired.
[5] Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

The strength of Macquarie's risk management practices and policies is reflected in its asset quality. Net loan losses for the year amounted to $71 million or 0.27% of loan assets (excluding SPVs and segregated futures funds) as at 31 March 2008.

While global credit markets suffered significant disruptions during the year, which affected the mortgages businesses and reduced volumes in debt markets, Macquarie had no unusual provisions or write-downs across its loan portfolio. Furthermore, credit quality in Macquarie's mortgage portfolio remains high across all countries, default rates are low and there is no exposure to sub-prime loans.

Below investment grade quality loan assets of $10,692 million are largely secured against the property, business cash flows or underlying asset. There were no unusual provisions or write-downs recognised across these loan assets during the year.

3.3 Equity Investments

Equity investments fall into three broad categories: investment securities available for sale (AVS); investments in associates; and assets and disposal groups held for sale (HFS). The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term.

AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. These assets are not actively traded and may be sold when the opportunity arises, which includes changes in financial market conditions.

Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates, investments in Macquarie-managed funds and other investments that are not held for sale.

HFS assets are those that have a high probability of being sold within 12 months to external parties, including an existing or proposed Macquarie-managed fund.

For the purposes of the analysis below, equity investments are grouped into the following three categories:

- AVS and other associates that are not held for sale and are not investments in a Macquarie-managed fund
- Investments in listed and unlisted Macquarie-managed funds
- HFS investments, including associates and disposal groups.

Total equity investments at 31 March 2008 were $7.1 billion. The table below shows the balance of equity investments by category and a reconciliation to the balance sheet.

	Cost $m	Adjustment $m	Book value $m
Balance sheet categories			
Investment securities available for sale — equity[1]	814	260[2]	1,074
Interest in associates and joint ventures using the equity method	5,500		5,500
Net assets of disposal groups classified as held for sale	752		752
Total	7,066		7,326
Equity investment analysis categories			
Macquarie-managed funds	3,518		
Other AVS and other associates	2,796		
Held for sale	752		
Total	7,066		

[1] Includes $21 million of equity accounted reserves that will be released to income upon realisation of the investment.

[2] Fair value adjustments made since acquisition. These fair value adjustments are taken to the AVS reserve, net of any impairment provisions. The fair value adjustment is recognised in the income statement when the investment is sold.

Available for sale and other associates

AVS investments are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS equity reserve. Fair values of quoted investments in active markets are based on current bid prices. Fair values of unlisted securities or investments in non-active markets are based on valuation techniques. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement.

Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity.

AVS investments and investments in other associates have increased 41% since March 2007. The increase was driven by a number of associate acquisitions during the period.

The chart below shows the level of AVS investments and investments in other associates at cost. The chart also shows an unrealised gain on these investments of approximately $197 million at 31 March 2008. For AVS investments, the unrealised gain is the amount recognised in the AVS equity reserve. For other associates, the unrealised gain is only calculated for listed investments. Unlisted associate investments are carried at cost and adjusted for equity accounting impacts. For the purposes of this calculation the unlisted associate investments carrying value is equal to its market value producing an unrealised gain of nil. Therefore the $197 million total unrealised gain is a conservative estimate.

AVS and other associates
$ million
Cost ■ Unrealised gain ■



3500
3000
2500
2000
1500
1000
500
0
Mar 2006
Mar 2007
Mar 2008

Macquarie-managed funds

At 31 March 2008, investments in Macquarie-managed funds totalled $3.5 billion, which was an increase of 26% from March 2007. The increase was in part due to investments made in Retirement Villages Group, Macquarie Infrastructure Group, Macquarie Communications Infrastructure Group and Macquarie Airports.

The total unrealised gain on Macquarie-managed funds at 31 March 2008 was approximately $260 million.

Macquarie-managed funds
$ million
Cost ■ Market value[1]



4000
3500
3000
2500
2000
1500
1000
500
0
Mar 2006
Mar 2007
Mar 2008

[1] Market value is calculated as the carrying value for unlisted investments, plus the market value of listed investments.

Held for sale

Held for sale assets at 31 March 2008 were $752 million, a decrease from $824 million at 31 March 2007. Disposals during the year included interests in Taiwan Broadband Communications, Macquarie New York Parking (Icon Parking), Red Bee Media, Boart Longyear and ATM Solutions. Acquisitions during the year included in Miclyn Express Offshore and Hobart Airport. The chart below shows the movements since March 2007 in the balance of held for sale assets.

Movements in HFS assets
$ million
Balance at period end ■ Acquisitions/increases ■
Divestments/decreases □



1400
1200
1000
800
600
400
200
0
Mar 2007
Increases 1H08
Decreases 1H08
Sep 2007
Increases 2H08
Decreases 2H08
Mar 2008

3.4 Group Liquidity

Following the Group's restructure in November 2007, the two primary external funding vehicles are MGL and MBL:

- MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries
- MBL provides funding to the Banking Group and, as part of the Group restructure, provided a transitional bridging loan to MGL.

The high level funding relationships in the Group are shown below.



Debt
Macquarie Group Limited (MGL)
Equity
Debt and Equity
Bridging Loan
Debt and Equity
Debt and Hybrid Equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity management
Liquidity risk is the risk that the Group is unable to meet its financial obligations as they fall due, which could arise due to mismatches in cash flows. The Group's liquidity risk management framework ensures that both MBL and MGL are able to meet their funding requirements as they fall due under a range of market conditions. The primary liquidity objective is to fund in a way that will facilitate growth (and income) in core businesses under a wide range of market conditions.

The Group Asset and Liability Committee (ALCO) assists the Executive Committee with oversight of asset and liability management —including liquidity risk management. The Group's liquidity policies are approved by the Board after endorsement by ALCO and the Executive Committee.

Funding and liquidity management is performed centrally by Group Treasury, with oversight from ALCO. Group Treasury manages liquidity on a daily basis and provides regular reports to ALCO, the Executive Committee and the Board.

Risk Management Group provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

MGL and the Non-Banking Group
MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The policy requires MGL to meet all of its repayment obligations for the next 12 months with no access to wholesale funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding. The funding profile allows MGL to meet all repayment obligations for 12 months without having to access funding markets.

MBL and the Banking Group
The MBL liquidity policy outlines the liquidity requirements for the Banking Group only. The policy requires that core assets and liquidity buffers are funded with deposits and core borrowings. Specified percentages of borrowings must have maturities beyond six and 12 months and a limit is set on the maximum percentage of borrowings maturing within the next three months and in any given month.

The Bank models various liquidity scenarios over a 12 month timeframe displaying various degrees of constrained capital markets access. The objective of this modelling is to determine MBL's capacity for asset growth whilst meeting all repayment obligations over the next 12 months. The modelling includes 12 month liquidity scenarios significantly more drastic than the conditions that have prevailed since August 2007.

Liquid asset holdings

Group Treasury maintains portfolios of highly liquid assets in both MBL and MGL to ensure adequate funding is available under all conditions. These liquid assets are held to cover both known and contingent sources of funding outflows. The assets are predominantly held in the most liquid asset classes such as short dated inter-bank deposits and stock eligible for repurchase with Central Banks.

Group Treasury and Risk Management Group undertake regular reviews of the liquidity characteristics of the Group's balance sheet. This provides an understanding of the liquidity characteristics of assets and liabilities against a backdrop of changing market conditions. The analysis ensures that the balance sheet is able to be appropriately funded and the liquidity ramifications of market moves are clearly understood.

In response to the current funding market disruption, the Group has increased its level of liquid asset holdings to $18.3 billion as at 31 March 2008 (31 March 2007: $6 billion). In addition to the liquid asset holdings, MBL has other trading assets, many of which are liquefiable at short notice.

Credit ratings

Credit ratings at 31 March 2008 are detailed below.

	Macquarie Group Limited		Macquarie Bank Limited	
	Short-term	Long-term	Short-term	Long-term
Fitch Ratings	F-1	A	F-1	A+
Moody's Investors Service	P-1	A2	P-1	A1
Standard & Poor's	A-2	A-	A-1	A

Funding requirements

The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not always translate into actual funding requirements. For example, the statutory balance sheet includes certain accounting gross-ups and non-recourse self funded assets which do not represent a funding requirement of the Group.

The table below has been prepared to reconcile the reported assets of the consolidated Group to its total funding requirement. This Group funding requirement is then split between the Banking and Non-Banking Groups to assist in the analysis of each of the funding vehicles' separate funding requirements.

	Mar 08 $b
Total assets per Statutory Balance Sheet	**167.2**
Less accounting gross-ups and non-recourse funded assets	
Self-funded trading assets	(28.9)
Securitised assets and non-recourse warehouses	(25.2)
Non-cash derivative revaluation gross-ups	(18.6)
Life investment contracts and other segregated assets	(8.3)
Broker settlement balances	(5.8)
Other	(7.6)
Total funding requirement	**72.8**
Banking Group	53.9
Non-Banking Group	18.9
Total funding requirement	**72.8**

Consolidated Group

The funding profile of the consolidated Group at 31 March 2008 is represented below.

Balance sheet composition	$b
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	8.2
Other bank loans	0.3
Bonds	8.1
Senior credit facility	9.0
Deposits	13.2
Subordinated debt	2.3
Hybrid	0.8
Equity	9.2
Undrawn Senior credit facility	(4.1)
Total funding sources	72.8

Diversity of funding sources
$ billion



Negotiable certificates of deposit 12.2
Commercial paper 7.6
Other issued paper 6.0
Other bank loans 0.3
Subordinated debt 2.3
Drawn senior credit facility 4.9
Undrawn senior credit facility 4.1
Secured funding 8.2
Bonds 8.1
Equity 9.2
Hybrid 0.8
Deposits 13.2

Total = $76.9 billion[1]

Balance sheet composition	$b
Assets	
Cash and liquid assets	20.8
Net trading assets	11.3
Loan assets — less than one year	13.4
Assets held for sale	0.8
Other investment securities	2.6
Loan assets — greater than one year	17.6
Investment in Macquarie managed funds and equity investments	6.3
Total funded assets	72.8

Term funding (drawn and undrawn) maturing beyond one year[1] (including equity)
$ billion
Debt ■ Subordinated debt ■ Hybrids □ Equity □



14
12
10
8
6
4
2
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Total = $30.9 billion[1]

[1] Includes undrawn component of the Senior credit facility of $4.1 billion.

To assist in the analysis of each of the separate funding vehicles' funding requirements, funding profiles for the Banking and Non-Banking Groups are provided below.

Non-Banking Group
The funding profile of the Non-Banking Group at 31 March 2008 is represented below.

Balance sheet composition	$b
Funding sources	
Secured funding	1.1
Other bank loans	0.3
Deposits	0.2
MBL bridging loan to MGL	8.8
Senior credit facility	9.0
Equity	3.6
Undrawn Senior credit facility	(4.1)
Total funding sources	18.9

Diversity of funding sources
$ billion



Drawn senior credit facility 4.9
Undrawn senior credit facility 4.1
Deposits 0.2
Other bank loans 0.3
Equity 3.6
Secured funding 1.1
MBL bridging loan 8.8

Total = $23.0 billion[1]

Balance sheet composition	$b
Assets	
Cash and liquid assets	2.1
Non-Banking Group deposit with MBL	5.8
Net trading assets	0.7
Loan assets — less than one year	1.0
Assets held for sale	0.8
Other investment securities	0.8
Loan assets — greater than one year	3.8
Investment in Macquarie managed funds and equity investments	3.9
Total funded assets	18.9

Term funding maturing beyond one year[1] (including equity)
$ billion
Debt ■ Equity □



7
6
5
4
3
2
1
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Total = $16.1 billion[1]

Funding for the Non-Banking Group is principally the refinancing package associated with the restructure, which included:

- $9 billion Senior credit facility, of which $4.9 billion was drawn at the balance date; and
- $10.1 billion transitional bridge facility from MBL of which $8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two-year committed term loan, is providing transitional funding to MGL whilst MGL establishes its profile in the term funding markets.

[1] Includes undrawn component of the Senior credit facility of $4.1 billion.

Banking Group

The funding profile of the Banking Group at 31 March 2008 is represented below.

Balance sheet composition	$b
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	7.1
Bonding	8.1
Deposits	13.0
Subordinated debt	2.3
Hybrid	0.8
Equity	5.6
Total funding sources[1]	62.7

Diversity of funding sources
$ billion



Negotiable certificates of deposit 12.2
Commercial paper 7.6
Other issued paper 6.0
Subordinated debt 2.3
Secured funding 7.1
Bonds 8.1
Equity 5.6
Deposits 13.0
Hybrid 0.8

Total = $62.7 billion

Balance sheet composition	$b
Assets	
Cash and liquid assets	18.7
Net trading assets	10.5
Loan assets — less than one year	12.4
Other investment securities	1.9
Loan assets — greater than one year	13.8
MBL Bridging loan to MGL	8.8
Non-Banking Group deposit with MBL	(5.8)
Investment in Macquarie managed funds and equity investments	2.4
Total funded assets	62.7

Term funding maturing beyond one year (including equity)
$ billion
Debt ■ Subordinated debt ■ Hybrids □ Equity □



10
9
8
7
6
5
4
3
2
1
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Total = $18.6 billion

As demonstrated above, the Banking Group has diversity in its funding sources by source and maturity.

[1] Includes the $8.8 billion Bridging loan from MBL to the Non-Banking Group.

4.0 Capital Analysis

As an APRA authorised and regulated Non-Operating Holding Company (NOHC), MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Macquarie and APRA have agreed a capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Model and APRA's capital standards for ADIs.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk-weighted assets plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards)
- The Non-Banking Group capital requirement, calculated using Macquarie's Economic Capital Adequacy Model.

Transactions internal to the Macquarie Group are excluded.

In addition, MGL maintains a buffer against unexpected volatility in various factors that affect its capital position, such as foreign exchange and interest rate movements.

The chart below depicts the regulatory capital position of MGL at 31 March 2008.

Macquarie Group Limited – Regulatory capital position
$ billion 31 March 2008
Banking Group ■ Non-Banking Group ■



Minimum capital requirement
Buffer for volatility
Growth and strategic flexibility
Regulatory capital position
0
1
2
3
4
5
6
7
8
9
10

5.1 Assets Under Management

	As at			Movement	
	Mar 08 $m	Sep 07 $m	Mar 07 $m	*Sep 07 %*	*Mar 07 %*
Specialist funds					
Infrastructure	**131,222**	121,602	100,107	*8*	*31*
Real Estate	**23,532**	18,714	18,297	*26*	*29*
Other	**17,707**	17,406	12,898	*2*	*37*
Total specialist funds	**172,461**	157,722	131,302	*9*	*31*
Funds management and financial services					
Retail	**20,739**	21,601	17,204	*(4)*	*21*
Wholesale	**38,813**	44,752	48,680	*(13)*	*(20)*
Total funds management and financial services	**59,552**	66,353	65,884	*(10)*	*(10)*
Total assets under management	**232,013**	224,075	197,186	*4*	*18*

Assets under management (AUM) provides a consistent basis for measuring the scale of Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of Macquarie-managed funds plus other assets managed on behalf of third parties that are not Macquarie-managed funds. This calculation is adjusted to exclude cross-holdings between Macquarie-managed funds, and is further adjusted to reflect Macquarie's proportional ownership interest in the relevant fund manager.

AUM is categorised into five sub-categories across specialist and non-specialist activities:

- Specialist funds which concentrate on one particular sector of investment or asset class, for example infrastructure and real estate.
- Non-specialist funds including traditional managed investments for retail and wholesale clients.

Total AUM increased 18% since March 2007 to $232.0 billion at March 2008. AUM growth was stronger in the six months to 30 September 2007 due to the completion of a number of large transactions during this period, including the acquisition in the UK of National Grid Wireless by Arqiva (majority owned by Macquarie Communications Infrastructure Group (MCG) and Macquarie European Infrastructure Fund II (MEIF II)) and Airwave O2 Ltd by MCG and MEIF II and the acquisition in the US of Global Towers Partners by a Macquarie Infrastructure Partners (MIP) and MCG led consortium. In addition, during the six months to 31 March 2008, the downward impact on valuations due to the downturn in global credit and equity markets slowed AUM growth.

With 61% of all AUM and 80% of specialist AUM located outside of Australia at March 2008, changes in the exchange rate has a significant impact on the overall value of AUM. Over 2008, the Australian dollar strengthened significantly with the $US/$A exchange rate increasing from $0.8104 at 31 March 2007 to $0.8855 at 30 September 2007 and $0.9132 at 31 March 2008[1].

During the 12 months to 31 March 2008, Macquarie-managed funds raised $22.4 billion in equity. Of the total equity raised during the year, 75% came from international investors, with 85% of the total committed to unlisted funds or syndicates.

[1] Exchange rates represent the $US/$A noon buying rate at the respective dates.

AUM by fund type
$ billion year ended 31 March
FSG/FMG Wholesale □ FSG/FMG Retail ■
Other ■ Real Estate □ Infrastructure ■


250
200
150
100
50
0
2004
2005
2006
2007
2008

Infrastructure funds
Infrastructure AUM at 31 March 2008 totalled $131.2 billion, representing an increase of 31% on the prior year, largely due to acquisitions by existing funds. Significant acquisitions included:

- Arqiva (majority owned by MEIF II and MCG) — acquisition of National Grid Wireless for £2.5 billion to form the leading provider of broadcast transmission services and independent wireless sites for lease in the UK.
- MEIF II and MCG — joint acquisition of Airwave O2 Ltd in April 2007 for a total of £1.9 billion. Airwave O2 Ltd is the primary provider of secure digital radio communication in the UK.
- MEIF II – acquisition of Techem for €1.4 billion. Techem is a leading provider of sub-metering services in Germany.
- Consortium led by Macquarie Infrastructure Partners (MIP) and MCG — acquisition of Global Towers Partners for $US1.4 billion in July 2007. Global Towers Partners owns and operates towers and sites for wireless communication services in the US.
- Consortium led by Macquarie International Infrastructure Fund (MIIF) – acquisition of an 81% interest in Hua Nan Expressway for RMB3.7 billion. Hua Nan Expressway is a 31km dual carriage way toll road in the Guangdong province, China.
- Macquarie Korea Infrastructure Fund (MKIF) — in January 2008 purchased an investment in Busan New Port Container Terminal (BNCT), the concessionaire of the Busan New Port Phase 2–3 Project for a total consideration of KRW259.4 billion.
- Macquarie Global Infrastructure Fund III (GIF III) led consortium — in December 2007 acquired 100% of Hobart Airport for $351 million.
- MIP led consortium — during October 2007 acquired Puget Energy[1] for $US7.4 billion. Puget Energy is the largest electricity and gas utility in Washington State. During December 2007 another MIP-led consortium acquired Waste Industries[1], a regional non-hazardous solid waste company located in North Carolina.

Disposals by infrastructure funds during the 12 months to 31 March 2008 included Macquarie Airport Group's (MAG) disposal of its 24.1% stake in Birmingham airport (September 2007) and the disposal of an interest in Rome airport by MAp, MAG and Macquarie Global Infrastructure Fund in July 2007.

Real Estate funds
Real Estate AUM at 31 March 2008 increased 29% over the year to $23.5 billion. The increase was largely due to the purchase of new assets by existing Real Estate funds, particularly in Asia. Acquisitions by MGPA managed funds, the acquisition with Goodman Group of Japanese-listed logistics property specialist (J-REP), the launch of Macquarie Real Estate Equity Funds No. 6 and 7, Macquarie NPS REIT and St Hilliers Enhanced Property Funds contributed to the increase in Real Estate AUM. This was partially offset by the sale of Macquarie ProLogis Trust to ProLogis in July 2007. The impact of tougher credit market conditions during the second half of the year reduced the level of acquisition activity by Real Estate funds and has increased the focus on the sale of mature assets to strengthen the balance sheets of the funds.

The major acquisitions during the year included:

- MGPA managed funds made several acquisitions across Asia and Europe, spanning the office, residential, industrial and retail sectors. The most significant acquisition involved the purchase of two parcels of land at Marina View, Singapore in December 2007 and March 2008 for a combined tender price of $US1.96 billion.
- Macquarie Office Trust (MOF) — acquired three properties in Tokyo, Japan for ¥8.2 billion and completed acquisitions in Europe (Milan €151.9 million and Frankfurt €49 million). In the US, MOF acquired the remaining interests in Promenade II, Atlanta ($US122 million), Pasadena Towers, Pasadena and SunTrust Centre, Orlando (combined $US109.7 million). Acquisitions in Australia included Eastpoint Plaza, Perth for $56.8 million and 59 Goulbourn Street, Sydney for $92.5 million.

[1] Subject to regulatory approvals.

– Macquarie CountryWide Trust (MCW) — acquired seven European shopping centres for €351 million in July 2007, and in August 2007, acquired a 60% share of a portfolio of 32 grocery anchored shopping centres around the US for approximately $US238 million.

– Macquarie Leisure Trust Group (MLE) — acquired Goodlife Health Club chain in September 2007 for $60 million.

– Macquarie Direct Property Fund — acquired its first direct property investments in Asia, including 72 Anson Road, Singapore ($S129.5 million), and purchased several properties throughout Australia for approximately $50 million.

– J-REP — acquired a portfolio of 14 high quality Japan logistics assets for ¥63.5 billion.

During the year, Macquarie NPS REIT was established with South Korea's National Pension Service with assets under management of KRW237 billion.

Other specialist funds

Other specialist AUM at 31 March 2008 was $17.7 billion, up 37% over the previous 12 months. Growth in the first half of the year was stronger compared to second half, due to the launch of several new funds in the first half, including Macquarie Fusion Funds series 12 release in June 2007, the Macquarie reFleXion 2008 series and Macquarie Pastoral Fund. Whilst loan asset sales as a result of falling market prices impacted the AUM growth of certain Other specialist funds, this was partially offset by the launch of Retirement Villages Group and Macquarie Global Opportunities Partners. Other significant activities during the year included Macquarie Media Group's acquisition of Southern Cross Broadcasting in October 2007.

Funds management and financial services funds

Over the past 12 months, there has been a net decrease in Non-specialist AUM to $59.6 billion, largely due to the sale of Macquarie's 65% interest in the Korean joint venture fund manager, Macquarie-IMM, to Goldman Sachs Asset Management in September 2007. Non-specialist AUM was also affected by negative market movements impacting the value of assets and outflows in relation to Asian and Global REITs. This was partially offset by the acquisition of the remaining 51% of Brook Asset Management Limited in February 2008 and inflows into the Cash Management Trust (CMT). The CMT closed at $17.6 billion at March 2008, up 25% from $14.1 billion at March 2007.

Regional growth

The chart below shows the distribution of AUM into the main geographical regions at 31 March 2008. The chart includes Non-specialist funds which are predominantly located in Australia.

Macquarie manages assets located in over 35 countries. As at 31 March 2008, the percentage total AUM (by value) located offshore was 61%, broadly in line with the prior year.

AUM by region (all funds) at 31 March 2008



Americas 17%
Asia Pacific 8%
Europe, Africa & Middle East 36%
Australia 39%

The chart below excludes the Non-specialist AUM, thereby depicting the geographical spread of Specialist fund assets only (by value) at 31 March 2008. The relative geographical distribution has largely remained unchanged since the prior year.

AUM by region (specialist only)
at 31 March 2008


Australia 20%
Americas 22%
Asia Pacific 10%
Europe, Africa & Middle East 48%

Assets under management by industry sector

The chart below demonstrates the diversity of the industry sectors over which Macquarie's AUM are spread at 31 March 2008. The split is comparable to March 2007, with the exception of the Communications Infrastructure and Non-specialist funds sectors. The Communications Infrastructure sector increased from 3% at March 2007 to 8% at March 2008, due to the acquisition of National Grid Wireless by Arqiva (majority owned by MCG and MEIF II), Airwave O2 Ltd by MCG and MEIF II, and Global Tower Partners by a MIP and MCG led consortium. The Non-specialist fund sector decreased from 33% to 25% over the same period, mainly due to the sale of Macquarie-IMM and the overall increase in specialist funds.

AUM by sector
at 31 March 2008


Non-specialised 25%
Retail Property 4%
Commercial Property 5%
Communications Infrastructure 8%
Energy & Utilities 15%
Roads 16%
Airports 9%
Tourism/Leisure & Residential Real Estate 1%
Investment Funds 4%
Other 13%

Assets under management

The table below shows AUM by fund category for each listed fund and total for all unlisted funds for Real Estate and Non-specialist funds and certain Infrastructure and Other specialist funds that are not disclosed in Equity under management (refer to section 5.2). The earning of base fees is more closely aligned with the AUM measure for these funds.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Assets under management As at Mar 08 $m	Sep 07 $m	Mar 07 $m
Specialist funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/ Utilities Dividend and Income Fund	100	Mar 04	Listed on NYSE	—	**230**	301	419
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	—	**718**	823	865
Total listed Infrastructure					**948**	1,124	1,284
Total unlisted Infrastructure					**1,692**	2,712	514
Total Infrastructure (excluding those disclosed in EUM)					**2,640**	3,836	1,798
Real Estate							
J-REP managed funds[2]	26	Jun 06	Listed on TSE	26	**433**	221	—
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	20	**191**	213	226
Macquarie CountryWide	100	Nov 95	MCW	10	**5,688**	5,226	5,064
Macquarie DDR	50	Nov 03	MDT	2	**1,276**	1,321	1,349
Macquarie Leisure Trust Group	100	Jul 98	MLE	5	**832**	760	611
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	26	**904**	695	621
Macquarie Office	100	Nov 93	MOF	7	**6,940**	6,477	5,705
Macquarie ProLogis[3]	—	Jun 02	MPR	—	**—**	—	1,098
Total listed Real Estate					**16,264**	14,913	14,674
Total unlisted Real Estate					**7,268**	3,801	3,623
Total Real Estate					**23,532**	18,714	18,297
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	1	**256**	445	624
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	—	**33**	76	104
Macquarie Private Capital Group	100	Mar 05	MPG	<1	**61**	63	59
Total listed Other					**350**	584	787
Total unlisted Other					**7,790**	8,660	5,016
Total Other (excluding those disclosed in EUM)					**8,140**	9,244	5,803

continued on next page

[1] Holding at 31 March 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

[2] J-REP Co. Limited is a listed fund manager on the Tokyo stock exchange. Through a joint venture with Goodman Group, in June 2007 Macquarie acquired an interest in J-REP, and therefore its fund management activities.

[3] Investment in joint venture fund manager was sold to ProLogis in July 2007.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Assets under management As at		
					Mar 08 $m	Sep 07 $m	Mar 07 $m
Funds management and financial services							
Retail	100	Unlisted			**20,739**	21,601	17,204
Wholesale							
Macquarie Funds Management	100	Unlisted			**37,753**	44,092	42,668
Macquarie-IMM Investment Mgt Co. Ltd.[4]	–	Unlisted			**–**	–	5,414
Brook Asset Management[5]	100	Unlisted			**1,060**	660	598
Total Funds management and financial services					**59,552**	66,353	65,884

[4] Investment in Macquarie-IMM was sold in September 2007.
[5] In February 2008, Macquarie acquired the remaining 51% of Brook Asset Management.

5.2 Equity Under Management

Funds management base fees for Real Estate, Non-specialist funds and certain Infrastructure and Other specialist funds are closely aligned with the AUM measure. However, base fees for most Infrastructure funds and various Other specialist funds are more closely aligned to an Equity under management (EUM) measure used by Macquarie Capital Funds. The EUM calculation differs for listed funds, unlisted funds, hybrid instruments and managed assets as described below.

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments	Face value of TICkETS and of exchangeable bonds
Managed assets[1]	Invested capital at measurement date

[1] Managed assets include:
a) third party equity invested in Macquarie Capital Funds managed assets where management fees may be payable to Macquarie; and
b) interests in assets held directly by Macquarie and managed by Macquarie Capital Funds, acquired with a view that they may be sold into new or existing Macquarie Capital Funds managed funds.


EUM
EUM
Underwritten or committed future capital raisings
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 31 March 2008, this applied to Macquarie Korea Infrastructure Fund and Diversified Utility and Energy Trusts (DUET), which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management As at Mar 08 $m	Sep 07 $m	Mar 07 $m
Listed funds							
ConnectEast Group	100[2]	Nov 04	CEU	<1	**2,002**	2,093	1,871
DUET Group	50	Aug 04	DUE	6	**929**	1,016	815
Macquarie Airports	100	Apr 02	MAP	20	**5,551**	7,476	6,857
Macquarie Capital Alliance Group	100	Apr 05	MCQ	18	**536**	1,010	1,026
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	17	**2,204**	3,125	2,625
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**1,433**	1,903	1,825
Macquarie Infrastructure Group	100	Dec 96	MIG	8	**6,683**	7,732	9,903
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	11	**815**	1,070	1,158
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX & LSE	4	**1,201**	1,394	1,501
Macquarie Media Group	100	Nov 05	MMG	22	**791**	924	929
Macquarie Power and Infrastructure Income Fund[3]	100	Apr 04	Listed on TSE	<1	**425**	533	306
Total Macquarie Capital Funds equity under management — Listed funds					**22,570**	28,276	28,816

continued on next page

[1] Holding at 31 March 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

[2] ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust ("the trusts") for which it is paid a fee of approximately $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.

[3] Excludes Class B exchangeable units.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management As at		
					Mar 08 $m	Sep 07 $m	Mar 07 $m
Unlisted funds							
Macquarie European Infrastructure Fund I and II					**10,557**	9,818	9,131
Macquarie Infrastructure Partners					**4,380**	4,506	4,946
Macquarie Korea Opportunities Fund					**1,348**	1,247	1,086
Other unlisted funds					**7,672**	3,906	3,990
Total Macquarie Capital Funds equity under management — Unlisted funds					**23,957**	19,477	19,153
Less Macquarie Capital Funds funds' investments in other Macquarie Capital Funds funds					**(446)**	(564)	(975)
Total Macquarie Capital Funds equity under management — Listed and unlisted funds					**46,081**	47,189	46,994
Hybrid instruments[4]					**1,848**	1,854	925
Macquarie managed assets — Invested capital[5]					**7,112**	7,195	7,291
Total Macquarie Capital Funds equity under management					**55,041**	56,238	55,210

[4] Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and Exchangeable Bonds issued by Macquarie Communications Infrastructure Group.
[5] Includes $0.7 billion of equity invested by Macquarie in assets managed by Macquarie Capital Funds.

5.3 Base and Performance Fees

The table below shows the base and performance fees earned from each listed fund, total for all unlisted funds and fees received for managing assets on behalf of third parties that are not Macquarie-managed funds.

	Half year to		Full year to	
	Mar 08 $m	Sep 07 $m	**Mar 08 $m**	Mar 07 $m
Base fees				
Listed funds				
Infrastructure				
ConnectEast Group	**0.6**	0.5	**1.1**	1.0
DUET Group	**3.2**	3.8	**7.0**	–
Macquarie Airports	**32.4**	38.3	**70.7**	62.1
Macquarie Communications Infrastructure Group	**19.4**	20.7	**40.1**	27.9
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund	**0.7**	1.0	**1.7**	1.8
Macquarie Global Infrastructure Total Return Fund	**3.4**	3.7	**7.1**	7.3
Macquarie Infrastructure Company	**11.3**	13.6	**24.9**	21.6
Macquarie Infrastructure Group	**34.1**	38.6	**72.7**	85.0
Macquarie International Infrastructure Fund	**5.8**	7.0	**12.8**	9.8
Macquarie Power and Infrastructure Income Fund	**1.0**	0.9	**1.9**	1.4
Southern Cross FLIERS Trust	**–**	–	**–**	0.3
Total Infrastructure	**111.9**	128.1	**240.0**	218.2
Real Estate				
Macquarie Central Office Corporate Restructuring REIT	**0.8**	0.9	**1.7**	1.7
Macquarie CountryWide	**4.9**	4.6	**9.5**	8.2
Macquarie Leisure Trust Group	**1.8**	1.6	**3.4**	2.2
Macquarie Office Trust	**12.8**	9.1	**21.9**	15.4
Total Real Estate	**20.3**	16.2	**36.5**	27.5
Other				
Macquarie Capital Alliance Group	**4.4**	7.7	**12.1**	14.2
Macquarie Fortress Australia Notes Trust	**–**	1.5	**1.5**	4.5
Macquarie Media Group	**6.7**	6.9	**13.6**	14.5
Macquarie New Zealand Fortress Notes Trust	**–**	0.3	**0.3**	0.7
Macquarie Private Capital Group	**0.6**	0.6	**1.2**	0.6
Total Other	**11.7**	17.0	**28.7**	34.5
Total listed funds	**143.9**	161.3	**305.2**	280.2
Unlisted funds				
Specialist funds	**169.7**	150.6	**320.3**	243.3
Non-specialist funds	**162.1**	159.6	**321.7**	261.7
Total unlisted funds	**331.8**	310.2	**642.0**	505.0
Managed assets	**4.9**	5.7	**10.6**	–
Total base fee income	**480.6**	477.2	**957.8**	785.2

continued on next page

	Half year to		Full year to	
	Mar 08 $m	Sep 07 $m	**Mar 08 $m**	Mar 07 $m
Performance fees				
Listed funds				
Infrastructure				
DUET Group	**–**	21.3	**21.3**	–
Macquarie Communications Infrastructure Group	**–**	–	**–**	13.4
Macquarie Infrastructure Company	**–**	50.1	**50.1**	1.2
Macquarie International Infrastructure Fund	**–**	2.4	**2.4**	–
Macquarie Power and Infrastructure Income Fund	**3.9**	–	**3.9**	2.0
Total Infrastructure	**3.9**	73.8	**77.7**	16.6
Real Estate				
Macquarie Leisure Trust Group	**–**	0.3	**0.3**	4.0
Total Real Estate	**–**	0.3	**0.3**	4.0
Other				
Macquarie Media Group	**–**	–	**–**	9.1
Total Other	**–**	–	**–**	9.1
Total listed funds	**3.9**	74.1	**78.0**	29.7
Unlisted funds				
Specialist funds	**159.8**	65.8	**225.6**	20.2
Non-specialist funds	**19.5**	6.8	**26.3**	13.1
Total unlisted funds	**179.3**	72.6	**251.9**	33.3
Managed assets	**33.6**	22.2	**55.8**	10.7
Total performance fee income	**216.8**	168.9	**385.7**	73.7

ADI	Authorised Deposit-taking Institution
AGAAP	Australian generally accepted accounting principles
ALCO	Asset and Liability Committee
APRA	Australian Prudential Regulation Authority
Assets under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager
Assets under management (including associates)	Assets under management (including associates) is an extension of the assets under management measure. Instead of reflecting Macquarie's proportional ownership interest in relevant joint venture fund managers (as is done for the assets under management measure), this measure includes all of the assets under management by joint venture fund managers
Assets under management outside Australia	AUM outside of Australia is defined by the location of the assets themselves, as opposed to the domicile of the fund or fund manager
Associates	Entities over which Macquarie has significant influence, but not control
ASX	Australian Stock Exchange
Available for sale (AVS) assets	Investments that Macquarie does not have significant influence nor control over and are intended to be held for an indefinite period of time
BFSG	Banking and Financial Services Group
BSG	Banking and Securitisation Group
CMT	Cash Management Trust
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'
Deferred income tax assets	Defined in AASB 112 'Income Taxes'
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating groups
Earnings per share (EPS)	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECM	Equity capital markets
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EMG	Equity Markets Group

Equities related income	Income that is derived from businesses that depend directly on equity markets, e.g. institutional cash equities, equity capital markets and equity derivatives trading
Equity under management (EUM)	Refer definition in section 5.2
Expense/Income ratio	Total operating expenses expressed as a percentage of total income
Fee and commission income	Fee and commission revenue less fee and commission expenses
FMG	Funds Management Group
FSG	Financial Services Group
Held for sale (HFS) assets	Assets that have a high probability of being sold to external parties, which may be an existing or proposed Macquarie-managed fund
IFRS	International Financial Reporting Standards. These applied to Macquarie for the 2006 financial year. Comparatives for 31 March 2005 have been restated in accordance with IFRS where applicable
Impaired assets	An asset for which the ultimate collectibility of principal and interest is compromised
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income. Income from funds management activities are allocated by reference to the location of the funds' assets
IPO	Initial public offering
LPT	Listed Property Trust
M&A	Mergers and acquisitions
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities (MIS)	The Macquarie Income Securities are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $100 face value MIS on issue

Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds
MBL	Macquarie Bank Limited
MacCap	Macquarie Capital
MGL	Macquarie Group Limited
Net impaired assets as a percentage of loan assets	Excludes amounts relating to mortgage SPVs. Macquarie's exposure in relation to these entities is largely mitigated by credit insurance
Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets (NTA) per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for sale) divided by the number of ordinary shares on issue at the end of the period
NOHC	Non-Operating Holding Company
Operating expenses	Operating expenses include employment expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement
Operating income	Operating income includes net interest income (interest income less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
Partial and inertia income	Represents income from leasing activities that extend beyond the term of the lease, either before the start of the lease term (partial) or after the conclusion of the lease term (inertia). Such income is required to be included in the effective yield of the lease, and hence is treated as interest income

PFI	Private Finance Initiative
PPP	Public Private Partnership
REG	Real Estate Group
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period
SPV	Special Purpose Vehicle or Securitisation Vehicle
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. They are classified as liabilities in the balance sheet
T&C	Treasury and Commodities Group
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to proprietary trading in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
UK	United Kingdom
US	United States of America

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under Australian Accounting Standards that incorporate International Financial Reporting Standards.

	Year ended 31 March				
	1999	2000	2001	2002	2003
Financial performance ($ million)					
Total income from ordinary activities	904	1,337	1,649	1,822	2,155
Total expenses from ordinary activities	(686)	(1,036)	(1,324)	(1,467)	(1,695)
Profit from ordinary activities before income tax	218	301	325	355	460
Income tax expense	(53)	(79)	(53)	(76)	(96)
Profit from ordinary activities	165	222	272	279	364
Profit attributable to minority interests	—	—	1	—	(3)
Macquarie Income Securities distributions	—	(12)	(31)	(29)	(28)
Profit from ordinary activities after income tax attributable to ordinary equity holders	165	210	242	250	333
Financial position ($ million)					
Total assets	9,456	23,389	27,848	30,234	32,462
Total liabilities	(8,805)	(22,154)	(26,510)	(27,817)	(29,877)
Net assets	651	1,235	1,338	2,417	2,585
Total loan assets	4,002	6,518	7,785	9,209	9,839
Impaired loan assets (net of provisions)	44	23	31	49	16
Share information[a]					
Cash dividends per share (cents per share)					
Interim	30	34	41	41	41
Final	38	52	52	52	52
Special	—	—	—	—	50
Total	68	86	93	93	143
Basic earnings per share (cents per share)	101.3	124.3	138.9	132.8	164.8
Share price at end of period ($)	19.10	26.40	27.63	33.26	24.70
Ordinary share capital (million shares)[b]	161.1	171.2	175.9	198.5	204.5
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	3,077	4,520	4,860	6,602	5,051
Net tangible assets per ordinary share ($)[c]	4.11	5.80	5.15	7.94	8.23
Ratios					
Return on average ordinary shareholders' funds (%)	26.8	28.1	27.1	18.7	18.0
Dividend payout ratio (%)	67.2	70.0	67.5	73.6	87.4[d]
Expense/income ratio (%)	75.9	77.5	80.3	80.5	78.7
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	1.1	0.3	0.4	0.5	0.2
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.1	0.1	0.2	0.0
Assets under management ($ billion)[e]	22.8	26.3	30.9	41.3	52.3
Staff numbers[f]	3,119	4,070	4,467	4,726	4,839

[a] Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

[b] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

[c] Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

[d] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

[e] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

[f] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

	Year ended 31 March				
	2004	2005	2006	2007	**2008**
Financial performance ($ million)					
Total income from ordinary activities	2,823	4,197	4,832	7,181	**8,248**
Total expenses from ordinary activities	(2,138)	(3,039)	(3,545)	(5,253)	**(6,043)**
Profit from ordinary activities before income tax	685	1,158	1,287	1,928	**2,205**
Income tax expense	(161)	(288)	(290)	(377)	**(317)**
Profit from ordinary activities	524	870	997	1,551	**1,888**
Profit attributable to minority interests	(3)	(29)	(52)	(57)	**(51)**
Macquarie Income Securities distributions	(27)	(29)	(29)	(31)	**(34)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	494	812	916	1,463	**1,803**
Financial position ($ million)					
Total assets	43,771	67,980	106,211	136,389	**167,250**
Total liabilities	(40,938)	(63,555)	(100,874)	(128,870)	**(157,189)**
Net assets	2,833	4,425	5,337	7,519	**10,061**
Total loan assets	10,777	28,425	34,999	45,796	**52,407**
Impaired loan assets (net of provisions)	61	42	85	88	**165**
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	52	61	90	125	**145**
Final	70	100	125	190	**200**
Special	—	40	—	—	**—**
Total	122	201	215	315	**345**
Basic earnings per share (cents per share)	233.0	369.6	400.3	591.6	**670.6**
Share price at end of period ($)	35.80	48.03	64.68	82.75	**52.82**
Ordinary share capital (million shares)[(b)]	215.9	223.7	232.4	253.9	**274.6**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	7,729	10,744	15,032	21,010	**14,504**
Net tangible assets per ordinary share ($)[(c)]	10.72	13.97	16.63	22.86	**28.18**
Ratios					
Return on average ordinary shareholders' funds (%)	22.3	29.8	26.0	28.1	**23.7**
Dividend payout ratio (%)	53.2	53.2	54.4	54.3	**52.2**
Expense/income ratio	75.7	72.4	73.4	73.2	**73.3**
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.6	0.3	0.5	0.4	**0.6**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.3	0.2	0.2	0.1	**0.3**
Assets under management ($ billion)[(e)]	62.6	96.7	140.3	197.2	**232.0**
Staff numbers[(f)]	5,716	6,556	8,183	10,023	**13,107**

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Tel: +61 2 8232 3333
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Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

ASX/Media Release

MACQUARIE

MACQUARIE GROUP ANNOUNCES 23% INCREASE IN PROFIT

Highlights

- **Record full year net profit after tax of $A1.8b, up 23% on prior year**
- **International income of $A4.3b, contributing 57% of total operating income; Asia-Pacific income up 71%**
- **Record specialist fund raisings of over $A22b**
- **Assets under management of $A232b, an 18% increase on prior year**
- **Return on equity of 23.7%**
- **No unusual trading exposures or concerns with credit quality, reflecting Macquarie's robust risk management**

SYDNEY, 20 May 2008 – Macquarie Group Limited (ASX:MQG) today announced a record $A1.8 billion net profit after tax attributable to ordinary shareholders for the year to 31 March 2008, a 23% increase on the prior year.

Macquarie Group Managing Director and Chief Executive Officer, Allan Moss, said: "Operating income increased 15% to $A8.2 billion from $A7.2 billion and earnings per share increased 13% to $A6.71 from $A5.92 in the prior year."

The Group declared a second half dividend of $A2.00 per ordinary share, franked to 100%, taking the total ordinary dividend for the year to $A3.45 per share, an increase of 10% on last year's total ordinary dividend of $A3.15 per share.

Mr Moss noted that, over the years, the Group had consistently grown capital ahead of business requirements to allow for future growth. The Group achieved a return on equity of 23.7% over the year.

Mr Moss said: "Macquarie remains very profitable, well capitalised and well funded. We have no unusual trading exposures and no unusual concerns with credit quality, reflecting our strong commitment to risk management. Despite market conditions, our global business platform has never been stronger."

Key drivers of the result

Macquarie Group Chief Financial Officer, Greg Ward, said: "Key drivers of the result included a strong performance from equities-related businesses in Asia, Australia and Europe, especially during the first half; substantial investment banking deal flow of transactions valued at approximately $A200 billion; record volumes in foreign exchange and commodity related businesses; and record performance fees. Total assets under management increased by 18% to $A232 billion. The Group has expanded its capital base, increasing it from $A7.5 billion at 31 March 2007 to $A10 billion at 31 March 2008."

"We are continuing to invest in new businesses and new staff. Around 40% of our approximately 13,000 staff is located outside Australia," he said.

Mr Ward said that asset realisations were lower than the prior year and the result was achieved after a write-down – previously foreshadowed – of $A293 million (approximately $A90 million on a net-profit after-tax basis) on holdings in Macquarie-managed and associated listed real estate investments. He noted that the $A3.6 billion of strategic investments in Macquarie-managed funds and listed fund managers form an important part of the specialist funds management business and align Macquarie's interests with those of other fund investors.

He noted that the Group had no significant trading or credit write-downs.

Financial highlights

Total income from ordinary activities for the year increased 15% on the prior year to $A8.2 billion; net fee and commission income increased 31% to $A4.6 billion; assets under management increased 18% to $A232 billion; base fees increased 22% to $A958 million; net trading income increased 75% to $A1.8 billion; net interest income increased 12% to $A817 million; income from asset and equity investment realisations and other transactions decreased 49% to $A951 million including the write-down on holdings in Macquarie-managed and associated listed real estate investments.

Mr Ward noted that the record result was achieved despite tougher market conditions in debt and equity markets during the second half, reduced income from asset sales and the write-down of holdings in Macquarie-managed and associated listed real estate investments. Business operations in the Asia-Pacific held up well, however Europe and especially the US were impacted by credit market deterioration. As expected, the result included lower income from asset and equity investment realisations.

"During the year Macquarie raised $A22.4 billion for specialist funds, which was a record. A total of 75% of the funds were from international investors and 85% was invested in unlisted funds or syndicates," Mr Ward said.

Funding, liquidity and capital

Mr Ward said Macquarie is well funded. He noted that at 31 March 2008, the Group had liquid assets of $A18.3 billion, a level which is approximately three times the level of a year ago. Since August 2007, the Group has raised significant term funding of $A17 billion and increased deposits by 30% to $A13.2 billion.

"Access to public bond markets has been challenging since August 2007. Although there have been some signs of improvement, if this is not sustained over the medium term and other existing avenues of term funding become unavailable, there may be a need to consider a reduction in term assets," Mr Ward said.

He noted that debt programmes are in place for Macquarie Group and Macquarie Bank to access the key capital markets in Australia, Europe, Asia and the US in order to meet opportunities as they arise.

At 31 March 2008, the Group maintained a buffer of approximately $A3 billion of capital in excess of its minimum capital requirements.

Result overview

Macquarie Group Managing Director and Chief Executive Officer designate, Nicholas Moore, said: "The Group achieved strong broad-based growth driven by continued diversification of product and geography and benefited from previous business investment. There continues to be strong demand for Macquarie products. We remain focussed on longer term prospects and we continue to grow staff numbers.

"Our results show that Macquarie's robust risk management has proven to be effective in this environment," Mr Moore said.

Mr Moore noted that while there were good contributions from most operating groups, market conditions since August 2007 had been challenging for some businesses. As a result of the sharp fall in listed real estate markets globally, the Real Estate Group contribution was, as previously advised, affected by a write-down on holdings of Macquarie-managed and associated listed real estate investments. The contribution from the mortgages business was affected by the effective closure of mortgage securitisation markets.

Mr Moore noted that the Group had no unusual trading exposures. The Group's main business focus is making returns by providing services to clients rather than by principal trading.

Mr Moore commented on the performance of each of Macquarie's operating groups during the financial year. Specifically, he noted that:

- **Macquarie Capital** achieved a good result. All divisions were up on the prior year despite mixed market conditions and profit increased by 13% on the prior year. International operations contributed 67% of net income supported by strong growth in the Asia-Pacific. The group advised on over 300 transactions worth around $A200 billion, approximately 25% above record 2007 volumes.
- The **Equity Markets Group** result increased 76% on the prior year. There were good contributions from all divisions, but the second half of the year was well down on the first half due to reduced transaction volumes resulting from the flow-through of credit market disruption to equity markets and some seasonal factors.
- The **Treasury and Commodities Group** result benefited from very good operating conditions in the foreign exchange, energy and commodities markets. Debt markets were impacted by credit market disruption.
- The **Real Estate Group** reported a net loss during the year due to the write-down of holdings in Macquarie-managed and associated listed real estate investments. During the period, assets under management (including associates) increased 37%. The group anticipates a return to profitability during the 2009 financial year.
- The contribution from the **Financial Services Group** increased 33% on the prior year, reflecting strong retail broking income despite lower volumes during the second half. The newly merged Banking and Financial Services Group was formed to enhance the product range, provide better client service and achieve cost economies.
- The **Banking and Securitisation Group** contribution was substantially lower during the year due to a negative contribution from the mortgages business.
- The **Funds Management Group** result was very substantially up on the prior year due to the one-off contribution from the sale of the Macquarie-IMM Investment Management joint venture in Korea and good performance fees from equities funds, which achieved top quartile rankings.

Global market conditions

In commenting on current global market conditions, Mr Moore noted that in credit markets, investors are cautious but sentiment continues to improve, with normal access to short term funding markets returning. While international term credit market activity is increasing, it is still below historical levels and there is only limited securitisation market activity and funding costs remain at significantly higher levels than before August 2007. In cash equity markets, volumes are reasonable having dropped off from the very high levels of mid-2007, but equity derivatives volumes are lower in Australia and Asia as a result of general market uncertainty and reduced demand for equities.

Outlook

In commenting on the Group's outlook, Mr Moore said: "Market conditions make short-term forecasting more difficult than usual. The current state of financial markets means that it will be challenging to repeat last year's record performance, but this may be achievable."

Mr Moore noted that over the medium term, the Group continues to be well placed due to effective risk management, good businesses, committed quality staff, the strength, diversification and global reach of the businesses and a strong capital base. He said there were no problem trading exposures and no material problem credit exposures.

"We expect to benefit from ongoing organic growth initiatives and continued strong global investor demand for quality assets. It is also possible there will be opportunities for acquisitions in the current environment due to our strong capital position," Mr Moore said.

Managing Director & CEO transition

As previously announced, Macquarie Group Chairman, David Clarke, noted that Mr Moore, who has already been appointed to the Board of Macquarie Group Limited, will become Managing Director and Chief Executive Officer of Macquarie Group Limited effective from Mr Moss' retirement on 24 May 2008.

Mr Clarke said: "For much of his 22 years with the Group, Nicholas has spearheaded the successful development of the Macquarie Capital business, which now provides more than 60% of the Group's profits. The business comprises Macquarie's corporate advisory services, institutional stockbroking, specialised funds, equity capital markets, specialised leasing and a number of other businesses.

"Nicholas has been a member of the Executive Committee for more than 10 years. He is globally recognised as a financial services leader and is ideally qualified to take Macquarie's global businesses to the next stage. The Board regards Nicholas as a person of remarkable vision, energy and acumen. There are no plans to change Macquarie's longstanding strategy following Nicholas' appointment."

In commenting on Mr Moss' retirement, Mr Clarke said: "Allan has been an extraordinarily successful Chief Executive. Under Allan's leadership, Macquarie has gone from an almost entirely domestic business to one earning a majority of its income outside Australia. Staff numbers have grown almost ten-fold and profits have grown over thirty-fold during Allan's term as CEO. On behalf of shareholders, staff and the Board, I thank Allan for his contribution."

Mr Moss said: "Being part of the Macquarie team for more than 30 years has been a wonderful privilege. I have enjoyed it immensely so the decision to retire was enormously difficult. However, I feel sure that, after nearly 15 years as CEO, this is the right time to hand over. We have an outstanding successor in Nicholas Moore.

Although some markets are challenging, those challenges are creating many opportunities for Macquarie. Nicholas is the ideal leader to capture those opportunities. I would like to thank our clients, staff, shareholders and the Board for all the support which they have given me and my senior colleagues."

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications +612 8232 4102
Richard Nelson, Macquarie Group Investor Relations +612 8232 5008

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

19 May 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 16 May 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 16 May 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: +61 2 8232 9739
Fax: +61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

APPENDIX 4E
ANNUAL REPORT

MACQUARIE GROUP LIMITED
ABN 94 122 169 279

YEAR ENDED 31 MARCH 2008

1 **Details of the reporting period and the previous corresponding period**

Current period: 1 April 2007 to 31 March 2008
Prior corresponding period: 1 April 2006 to 31 March 2007

2 **Results for announcement to the market**

	Key information	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m	Change %
2.1	Operating income	8,248	7,181	15%
2.2	Profit attributable to equity holders of Macquarie Group Limited	1,888	1,551	22%
2.3	Profit attributable to ordinary equity holders of Macquarie Group Limited	1,803	1,463	23%

	Dividends	Amount per security	Franked amount per security
2.4	Interim dividend	145 cents	100%
	Final dividend (declared, not yet provided at 31 March 2008)	200 cents	100%

	Record date for determining entitlements to the dividends
2.5	Record date for the final ordinary dividend is 30 May 2008.

2.6 **Commentary**

The financial report for the year ended 31 March 2008, and the results reported herein, are prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards. On 13 November 2007, the Macquarie Bank Limited Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals by Macquarie Bank Limited (MBL) shareholders and option holders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure resulted in the Macquarie Group Limited (MGL) being established as the ultimate parent of Macquarie Bank Limited and the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

On restructure, ordinary shareholders and option holders of MBL obtained one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

Consolidated Result:
Macquarie Group Limited's consolidated net profit after income tax attributable to its ordinary equity holders for the year ended 31 March 2008 was $1,803 million, an increase of 23% on the prior year. The result was achieved after allowing for a $293 million write-down of holdings in certain listed real estate investments. Despite the more challenging credit market conditions, this is the 16th consecutive year of record profits. Basic earnings per share were up 13% to $6.71.

Total operating income for the year to 31 March 2008 was $8,248 million, a 15% increase on the prior year. Despite challenging market conditions, good corporate finance deal flow combined with favourable equity and commodity business contributions were key drivers of the overall growth in operating income.

Operating expenses were up 15% on the prior year to $6,043 million. Employment costs, the largest contributor to operating expenses, were up 12% on the prior year to $4,177 million.

The expense to income ratio for the year to 31 March 2008 was 73.3%, broadly in line with the prior year.

Macquarie's offshore growth has continued across all groups with income from international sources up 14% on the prior year to $4,293 million. International income amounted to 57% of Macquarie's total operating income for the year to 31 March 2008, up slightly on the prior year.

Strong income growth in Macquarie's equity related businesses continued, particularly in Asia, despite the more challenging market conditions of the second half of the financial year. Commodity market volatility was high, resulting in good customer flows. Assets under management at 31 March 2008 were $232 billion, a 18% increase on the prior year.

Return on equity for the year to 31 March 2008 was 23.7%, down from 28.1% in the prior year. Total capital and reserves was up $2.5 billion since 31 March 2007. In May 2007, Macquarie successfully raised $750 million in the domestic and international capital markets, and in June 2007 raised a further $79 million from a share purchase plan for retail investors. Macquarie continues to expand its capital base to ensure it is well funded at all times, particularly in light of the current credit crisis, and to enable growth in the underlying businesses.

Refer to the Macquarie Group Management Discussion and Analysis for the year ended 31 March 2008 for more details.

3 **Consolidated balance sheet**

Refer to the 2008 Financial Report.

4 **Consolidated income statement**

Refer to the 2008 Financial Report.

5 **Consolidated cash flow statement**

Refer to the 2008 Financial Report.

6 Dividend details

	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m
Ordinary share capital		
2008 interim dividend paid:		
145 (2007: 125*) cents per share	395	312
2007 final dividend paid:		
190* (2006: 125*) cents per share	482	290

* These dividends were paid by Macquarie Bank Limited prior to the restructure.

There is no provision for a final dividend in respect of the financial year ended 31 March 2008 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividends is recognised at the time the dividends are declared, determined or publicly recommended.

All dividends were 100% franked at the 30% corporate tax rate.

Since the end of the financial year, the Directors have recommended the payment of the 2008 final dividend of $2.00 per fully paid ordinary share to be 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 4 July 2008 out of retained profits at 31 March 2008 is $549 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2008.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2008 (net of distributions previously provided) were $27 million (2007: $24 million). Distributions provided at 31 March 2008 were $7 million (2007: $7 million) which were paid on 15 April 2008.

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2008 (net of distributions previously provided) were $28 million (2007: $30 million). Distributions provided at 31 March 2008 were $22 million (2007: $24 million) which were paid on 15 April 2008.

The Macquarie Income Preferred Securities and Macquarie Income Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

7 Dividend or distribution reinvestment plan details

The Company's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares in the Company, without transaction costs, at a 2.5% discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the final dividend to be paid on 4 July 2008 must be received by the registry by 5:00 pm on 30 May 2008 to be effective for that dividend.

8 Retained earnings

	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m
Balance at the beginning of the financial year	2,795	1,934
Profit attributable to equity holders of Macquarie Group Limited	1,888	1,551
Distributions paid or provided on Macquarie Income Securities	(34)	(31)
Distributions paid or provided on Macquarie Income Preferred Securities	(50)	(54)
Distributions paid or provided on other minority interests	(1)	(3)
Dividends paid on ordinary share capital	(880)	(602)
Total retained earnings	3,718	2,795

9 Net tangible assets per ordinary share

Security	Year ended 31 March 2008 $	Year ended 31 March 2007 $
Ordinary shares	28.18	22.86

Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

Excluding intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2008 was $27.99 (2007: $22.62).

10 **Control gained or lost over entities in the financial year, and those having material effect**

Name of entities where control was gained in the financial year	Date control gained
America's Water Heater Rentals LLC	21-Jun-07
Marine Services Holdings Limited	19-Jul-07
Orion Financial Inc.	30-Nov-07
CIT Equipment Leasing	31-Dec-07

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Greater Peterborough Health Investment Plan	30-Aug-07
Emerging Markets Finance Limited	31-Mar-08

The above entities did not contribute materially to the reporting entity's profit from ordinary activities during the period they were controlled.

The reporting entity recognised gain on deconsolidation of previously controlled entities of $293 million in the year ended 31 March 2008 (2007: $469 million).

11 **Investments in associates and joint ventures**

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Diversified CMBS Investments Inc	57%
European Directories SA	13%
Macquarie Airports	20%
Macquarie Communications Infrastructure Group	17%
Macquarie Countrywide Trust	10%
Macquarie Diversified (AA) Trust	19%
Macquarie European Infrastructure Fund LP	5%
Macquarie Infrastructure Group	8%
Macquarie Goodman Japan Limited	50%
Macquarie MEAG Prime REIT	26%
Macquarie Office Trust	7%
Redford Australian Investment Trust	27%
Macquarie AirFinance Limited	34%
Macquarie Media Group	22%
Macquarie Capital Alliance Group	18%
Classified as associates held for sale:	
International Infrastructure Holdings Limited	25%
MEO Holdings Limited	59%
New World Gaming Partners Limited	50%
Retirement Villages Group	10%
Macquarie New York Parking 2 LLC	7%

The reporting entity recognised profit of associates and joint ventures using the equity method of $156 million in the year ended 31 March 2008 (2007: $242 million).

12 **Other information**

a. Following annual promotions and compensation reviews, the Board and Board Remuneration Committee have approved the issue of invitations for approximately 18 million employee options on the same basis as previous years (inclusive of the approximately 9 million options notified to the ASX on 6 May 2008). The grant of some of these options is subject to shareholder approval. These options are expected to be granted in August 2008.

b. For more detailed information on the economic entity's financial performance and financial position, refer to the 2008 Management Discussion & Analysis.

13 **Foreign entities**

Not applicable.

14 **Commentary on results for the financial year**

Refer to the 2008 Management Discussion & Analysis for details.

15 **Audited report**

The report is based on audited accounts.

16 **Statement if Financial Report is not audited**

Not applicable as the Financial Report is audited.

17 **Statement if Financial Report is audited**

The Financial Report has been audited and is not subject to disputes or qualifications.

APPENDIX 4E
ANNUAL REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

YEAR ENDED 31 MARCH 2008

1 **Details of the reporting period and the previous corresponding period**

Current period: 1 April 2007 to 31 March 2008
Prior corresponding period: 1 April 2006 to 31 March 2007

2 **Results for announcement to the market**

	Key information	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m	Change %
2.1	Operating income	4,145	3,275	27%
2.2	Profit attributable to equity holders of Macquarie Bank Limited	15,730	1,494	953%
2.3	Profit attributable to ordinary equity holders of Macquarie Bank Limited	15,696	1,463	973%

2.4	Dividends	Amount per security	Franked amount per security
	2008 Special dividend paid ($46.55 (2007: $nil) per share)*	$46.55	-
	2008 Special dividend paid ($7.49 (2007: $nil) per share)*	$7.49	-
	Interim dividend ($1.45 (2007: $1.25 per share)	$1.45	100%
	Final dividend (declared, not yet provided at 31 March 2008)**	$2.33	100%

* Following the restructure on 13 November 2007 the Bank paid two special dividends to Macquarie Group Limited, the ultimate parent entity.

** Since the end of the financial year the Directors have recommended the payment of a dividend. The aggregate amount of the proposed dividend expected to be paid on 4 July 2008 out of retained profits at 31 March 2008, but not recognised as a liability at the end of the financial year is $700m.

2.5 **Commentary**

The financial report for the year ended 31 March 2008, and the results reported herein, are prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

On 13 November 2007, the Macquarie Bank Limited Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals by Macquarie Bank Limited (MBL) shareholders and option holders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure resulted in the Macquarie Group Limited (MGL) being established as the ultimate parent of Macquarie Bank Limited and the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.
On restructure, ordinary shareholders and option holders of MBL obtained one MGL ordinary share/option for each ordinary share/option they held by MBL prior to the implementation of the restructure.
Note that information presented here is consistent with the Financial Report, and the controlled entities and assets transferring to the Non-bank are classified as discontinued operations. Prior year comparatives have been restated.

Consolidated Result:
Macquarie Bank Limited's consolidated net profit from ordinary activities after income tax attributable to its ordinary equity holders for the year ended 31 March 2008 was $750 million, an increase of 14% on the prior year after adjusting for discontinued operations. The result was achieved after allowing for a $293 million write-down of holdings in certain listed real estate investments. Macquarie Bank Limited's consolidated net profit from ordinary activities and discontinued operations after income tax attributable to ordinary equity holders is $15,696 million.

Total operating income from ordinary operations for the year to 31 March 2008 was $4,145 million, a 27% increase on the prior year (adjusted).

Operating expenses from ordinary operations were up 31% on the prior year to $3,335 million (adjusted).

3 **Consolidated balance sheet**

Refer to the 2008 Financial Report.

4 **Consolidated income statement**

Refer to the 2008 Financial Report.

5 **Consolidated cash flow statement**

Refer to the 2008 Financial Report.

6 **Dividend details**

	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m
Ordinary share capital		
2008 special dividend paid:		
$46.55 (2007: $nil) per share	13,990	-
$7.49 (2007: $nil) per share	2,250	-
2008 interim dividend paid:		
$1.45 (2007: $1.25) per share	395	312
2007 final dividend paid:		
$1.90 (2006: $1.25) per share	482	290

There is no provision for a final dividend in respect of the financial year ended 31 March 2008 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividends is recognised at the time the dividends are declared, determined or publicly recommended.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2008 (net of distributions previously provided) were $27 million (2007: $24 million). Distributions provided at 31 March 2008 are $7 million (2007: $7 million) which were paid on 15 April 2008. The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 132: *Financial Instruments: Presentation*

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2008 (net of distributions previously provided) were $28 million (2007: $30 million). Distributions provided at 31 March 2008 are $22 million (2007: $24 million) which were paid on 15 April 2008. The Macquarie Income Preferred Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

7 **Dividend or distribution reinvestment plan details**

The Dividend Reinvestment Plan ("DRP") ceased to operate following the implementation of the Macquarie Group restructure on 13 November 2007.

8 **Retained earnings**

	Year ended 31 March 2008 $m	Year ended 31 March 2007 $m
Balance at the beginning of the financial year	2,795	1,934
Profit attributable to equity holders of Macquarie Bank Limited	15,730	1,494
Distributions paid or provided on Macquarie Income Securities	(34)	(31)
Dividends paid on ordinary share capital	(17,117)	(602)
Total retained earnings	1,374	2,795

9 **Net tangible assets per ordinary share**

Security	Year ended 31 March 2008 $	Year ended 31 March 2007 $
Ordinary shares	17.11	22.86

Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

Excluding intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2008 was $17.11 (2007: $22.62).

10 **Control gained or lost over entities in the financial year, and those having material effect**

Name of entities where control was gained in the financial year	Date control gained
America's Water Heater Rentals LLC	21-Jun-07
Marine Services Holdings Limited	19-Jul-07

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Greater Peterborough Health Investment Plan	30-Aug-07
Emerging Markets Finance Limited	31-Mar-08

The above entities did not contribute materially to the reporting entity's profit from ordinary activities during the period they were controlled.

The reporting entity recognised a gain on deconsolidation of previously controlled entities of $99 million during the year ended 31 March 2008 (2007: $33 million).

11 **Investments in associates and joint ventures**

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Diversified CMBS Investments Inc	57%
Macquarie CountryWide Trust	10%
Macquarie Diversified (AA) Trust	19%
Macquarie Goodman Japan Limted	50%
Macquarie MEAG Prime REIT	26%
Macquarie Office Trust	7%
Classified as associates held for sale:	
None	

The reporting entity recognised profit of associates and joint ventures using the equity method of $163 million in the year ended 31 March 2007 (2007: $242 million).

12 **Other information**

Refer to commentary in section 2.5

13 **Foreign entities**

Not applicable.

14 **Commentary on results for the financial year**

Refer to the 2008 Management Discussion & Analysis for details.

15 **Audited report**

The report is based on audited accounts.

16 **Statement if Financial Report is not audited**

Not applicable as the Financial Report is audited.

17 **Statement if Financial Report is audited**

The Financial Report has been audited and is not subject to disputes or qualifications.

MACQUARIE GROUP
2008 SHAREHOLDER REVIEW

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

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Brisbane
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Sydney
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lew Zealand

New Zealand, Macquarie
provider of diversified
financial services.

The Americas

1770 staff
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In the Americas we focus on select markets where we can add real value.



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San Diego
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Approximate staff numbers as at 31 March 2008
*Staff seconded to joint venturer not included in headcount
(Moscow: Macquarie Renaissance; Savannah: Medallist)

Europe, Middle East and Africa

[illegible] staff
11 countries

In Europe, the Middle East and Africa we focus on select markets where we can add real value.



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Paris
Zurich
Geneva
Amsterdam
Frankfurt
Vienna
Munich
Milan
Rome
Moscow
Abu Dhabi
Johannesburg
Cape Town

Asia

2010 staff
9 countries

In Asia, Macquarie offers a full rang
investment, financial market and a
products and services.



Tianjin
Beijing
New Delhi
Taipei
Hong Kong
Mumbai
Bangkok
Labuan
Kuala Lumpur
Singapore
Jakarta



Perth

Australia and

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This 2008 Shareholder Review contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2008 financial year.

The 2008 Macquarie Group Annual Report complies with the reporting requirements and contains statutory financial statements. It contains Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

If you would like a copy of the 2008 Annual Report please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre

Cover image: China Railway Construction Corporation

Founded in 1948, China Railway Construction Corporation Limited (CRCC) has built railways, highways, expressways, water conservation and electric power stations, large-scale airports, urban underground projects and industrial and civil buildings.

Operating in China and overseas with assets of more than $A24 billion, CRCC has approximately 180,000 staff and over 28 subsidiaries.

Macquarie Capital acted as the joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor for the company's Hong Kong Initial Public Offer (IPO) of shares in March 2008. CRCC raised $A6.2 billion ($US5.7 billion) selling shares in Hong Kong and China (Shanghai Stock Exchange). The Hong Kong Public Offer generated more public demand than any other in the history of Hong Kong's capital markets, and the total raised makes it the largest IPO in the Asia-Pacific region in 2008 year to date.

Cover photograph courtesy China Railway Construction Corporation

2008 Annual General Meeting

Macquarie Group's 2008 Annual General Meeting will be held at 10:30 am on Wednesday, 23 July 2008 at the Palladium at Crown, Level 1 Crown Towers, 8 Whiteman Street, Southbank, Victoria.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.



Macquarie Group 2008 Shareholder Review

- We have delivered another record profit – up 23 per cent
- This result reflects Macquarie's strong commitment to risk management
- We are well capitalised and well funded – our global business platform has never been stronger
- Diversified by product and geography, and with approximately 13,000 staff in 25 countries, 57 per cent of our operating income came from international markets

Who we are and what we do

Macquarie is an international provider of banking, financial, advisory, investment and funds management services

Around the world, Macquarie acts for a wide range of institutional, corporate, government and retail clients. In Australia and New Zealand, Macquarie is a market leader in investment and financial services. In the Asia-Pacific, Macquarie offers a full range of investment, financial market and advisory products and services. In Europe, the Middle East, Africa and the Americas, Macquarie focuses on particular business areas in which its expertise delivers special value to clients.

Macquarie has:
- more than 60 office locations in 25 countries
- approximately 13,000 staff worldwide
- achieved successive years of record profits and growth since 1992
- significant joint ventures with local partners across Macquarie's global markets.

Macquarie manages important assets around the globe:
- through its specialist funds, Macquarie manages 116 infrastructure assets including major roads, utilities and international airports and approximately 700 real estate assets worldwide, comprising mostly commercial and industrial real estate
- assets under management total more than $A232 billion
- around 80 per cent of assets in specialist funds and syndicates are located outside Australia.

Throughout the 2008 Shareholder Review the following references apply

Name	Reference
Macquarie or the Group	Macquarie Group Limited and its controlled entities
Macquarie Group Limited MGL	Non-operating holding company (NOHC); Ultimate parent company; Funding vehicle for the Non-Banking Group
Macquarie Bank Limited MBL	Authorised Deposit-taking Institution; Funding vehicle for the Banking Group

Macquarie is structured into six operating groups*, with each group focusing on specific products and markets. Key services offered by each individual operating group include:

Macquarie Capital
- Mergers and acquisitions, takeovers and corporate restructuring advice
- Equity capital markets and equity and debt capital management and raising
- Project financing
- Specialised funds management, including infrastructure and private equity funds
- Institutional cash equities and equities research
- Manufacture and distribution of wholesale and retail financial products
- Specialised leasing and asset financing

Equity Markets Group
- Equity-linked products for retail and wholesale clients
- Equity hedge funds management
- Equity finance

Treasury and Commodities Group
- Metals and energy
- Agriculture and other commodities
- Debt markets
- Foreign exchange
- Futures

Real Estate Group
- Fund and asset management
- Investment and development finance
- Real estate investment banking and advisory
- Development management
- Real estate research

Financial Services Group*
- Stockbroking
- Financial planning
- Investment products
- Administrative and portfolio services
- Cash Management Trust

Banking and Securitisation Group*
- Business banking
- Deposit facilities
- Margin and capital protected lending
- Mortgages
- Personal loans
- Credit cards

Funds Management Group
- Funds manager for superannuation funds, corporate and financial advisers and retail clients
- Full-service manager spanning all major asset classes

* These two groups merged in February 2008 to become the Banking and Financial Services Group but are reported separately in this review.

Details of each of the groups' activities for the year are in the Chairman's and Managing Director's Report.

Our goals and values
Our success is driven by entrepreneurial energy, our people and a strong commitment to risk management. Above all, our efforts are underpinned by our goals and values:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment of our people
- Teamwork
- Highest standards.

Macquarie Group history

Year	Event
2007	Corporate restructure resulting in the establishment of Macquarie Group Limited as a NOHC and listed parent of Macquarie (ASX: MQG)
1996	Macquarie Bank Limited shares quoted on the Australian Stock Exchange (ASX: MBL)
1985	Commenced operations as Macquarie Bank Limited after being granted an Australian banking licence
1969	Established as Hill Samuel Australia Limited, a wholly-owned subsidiary of UK merchant bank Hill Samuel & Co Ltd

- Increase in total operating income by 15 per cent to $A8,248 million from $A7,181 million
- Consolidated profit after-tax attributable to ordinary equity holders increased 23 per cent to $A1,803 million from $A1,463 million
- International income increased by 14 per cent to $A4,293 million, accounting for 57 per cent of total operating income
- Total assets under management increased 18 per cent to $A232 billion
- Earnings per share increased 13 per cent to $A6.71 from $A5.92
- Total ordinary dividends for year were $A3.45 per share
- Liquid assets of over $A18 billion and significant term fund-raising of over $A17 billion since August 2007

Reported net profit after tax attributable to ordinary equity holders
$A million



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
916
1,463
1,803
2006
2007
2008

Domestic and international income
Total operating income
(excluding earnings on capital)
$A million
International ■ Domestic ■



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,101
2,028
3,069
3,777
3,277
4,293
2006
2007
2008

Consolidated profit
Year ended 31 March

	2008 $m	2007 $m	% Change
Total income	8,248	7,181	15
Total expenses	(6,043)	(5,253)	15
Profit before income tax	2,205	1,928	14
Income tax expense	(317)	(377)	(16)
Profit from ordinary activities after income tax	1,888	1,551	22
Minority interest	(51)	(57)	(11)
Distribution on Macquarie Income Securities	(34)	(31)	10
Profit after income tax attributable to ordinary equity holders	1,803	1,463	23

Basic earnings per share (EPS) performance
A cents


1,000
900
800
700
600
500
400
300
200
100
0
400
592
671
2006
2007
2008

Dividends per share
A cents
Interim ■ Final ■


500
450
400
350
300
250
200
150
100
50
0
125
90
190
125
200
145
2006
2007
2008

This year, we are reporting our 16th consecutive year of record profit despite increasingly challenging market conditions. This result reflects the quality of our staff, our investment in growth, strong capitalisation and a strong commitment to risk management.

- Return on average ordinary shareholders' funds was 23.7 per cent
- Total assets grew by 23 per cent to $A167.3 billion
- Robust risk management helped ensure no significant trading or credit write-downs despite challenging market conditions
- Total value of all corporate finance and advisory transactions was $A200 billion
- Capital has almost quadrupled over the past four years

Result overview
Consolidated after-tax profit for Macquarie was $A1,803 million, an increase of 23 per cent from $A1,463 million in the previous year.

Earnings per share were $A6.71, an increase of 13 per cent from $A5.92.

Total operating income for the year rose to $A8,248 million, an increase of 15 per cent from $A7,181 million.

Trading, fee and commission and interest income all increased on the previous year. In particular, there were strong performances from equities, foreign exchange and commodities related businesses. Fee and commission income represented 56 per cent of our total income, and rose 31 per cent on 2007. Income from asset realisations was lower than the prior year.

Although the majority of our operating groups reported good profit contributions for the year, two businesses in particular were affected by the deterioration in market conditions.

Global mortgage securitisation markets have been effectively closed for the past six months. As a result, Macquarie substantially reduced its mortgage origination in Australia and ceased mortgage activity in the US. These businesses represented less than one per cent of total operating profit in the year to 31 March 2007.

As a result of the weakness in the global listed real estate investment trust market there was a write-down of $A293 million (approximately $A90 million on a Net Profit After Tax (NPAT) basis) on holdings in Macquarie-managed and associated listed real estate investments as at 31 March 2008.

These strategic investments in Macquarie-managed funds and listed fund managers form an important part of the specialist funds management business and align Macquarie's interests with those of other fund investors.

The graph overleaf shows the relative contributions to profit by each group. Operating group performances are discussed in more detail in their respective sections (pages 14-29).

International income[1] increased by 14 per cent to $A4,293 million, accounting for 57 per cent of total income. We now have more than 5200 staff based outside Australia, which is 40 per cent of total staff.

The total value of assets under management grew 18 per cent over the period to $A232 billion. The Group earned record performance fees and base management fees were up 22 per cent on the prior year.

The Group's effective tax rate was lower at 15 per cent due to an increase in international income, especially in the Asia-Pacific region.

There has been continued growth in the Group's balance sheet. Total assets during the period increased by 23 per cent from $A136.4 billion to $A167.3 billion.

The expense-to-income ratio was broadly in line with the prior year at 73.3 per cent.

1 Throughout this report, for the purposes of international income total operating income excludes earnings on capital and other corporate items.

Corporate restructure

The establishment of Macquarie Group Limited as a NOHC was completed on 13 November 2007. As a result of this restructure, Macquarie Group Limited and Macquarie Bank Limited are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements. Macquarie Group Limited and Macquarie Bank Limited are regulated by the Australian Prudential Regulation Authority (APRA).

The establishment of the NOHC was initiated to enable Macquarie to continue its strategies for growth. As a result of the restructure, Macquarie has greater flexibility to adapt to future business, market and regulatory changes. We are positioned to actively pursue new opportunities and expand in Australia and internationally.

Capital

Our policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring we have a sufficient buffer for growth over the medium term and the ability to take advantage of opportunities as they arise. We have consistently grown capital ahead of our business requirements to allow for future growth.

Macquarie raised $A829 million through a private institutional share placement in May 2007 and a retail share purchase plan in June 2007. At 31 March 2008, we maintained a buffer of approximately $A3 billion of capital in excess of the Group's minimum capital requirements.

During the year, Macquarie Bank Limited received accreditation from APRA to adopt advanced approaches under Basel II for credit (Foundation Internal Ratings Based) and operational (Advanced Measurement) risk. Since accreditation, we have exceeded the capital adequacy requirements under Basel II. The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and, therefore, require a more sophisticated level of risk management and risk measurement practices.

Funding

The Group is well funded and has increased its level of liquid assets during the period to $A18.3 billion, which is approximately three times the level at 31 March 2007. Since the disruption to credit markets which began in August 2007, significant term funding of $A17 billion has been raised and deposits have increased 30 per cent from $A10.2 billion to $A13.2 billion.

Following the Group's restructure in November 2007, the two external funding vehicles are MGL and MBL. MGL principally provides funding to the Non-Banking Group while MBL funds the Banking Group.

Each funding vehicle has separate and independent funding platforms. The funding of both vehicles is managed by Group Treasury which has a key objective to provide a diverse range of funding for both entities.

In line with this objective, the Banking Group has diversified its funding liabilities by source, currency and maturity. It has access to domestic capital markets and key international debt programs in place for accessing global wholesale funding markets.

Funding for the Non-Banking Group is principally the refinancing package associated with the corporate restructure, which included:

- $A9 billion Senior Credit Facility, of which $A4.9 billion was drawn at the balance date
- $A10 billion Transitional Bridge Facility from MBL of which $A8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two-year committed term loan, is providing transitional funding to MGL while MGL establishes its profile in the term funding markets.

Although the global term funding markets remain very challenging, the Group has been successful in raising term and other funding through a number of strategic initiatives since August 2007 including:

- $A9 billion Senior Credit Facility noted above and syndicated to 46 major domestic and international banks
- increase in deposits by 30 per cent to $A13.2 billion
- continued access to the short-term issued paper market, particularly in Australia
- $A10.9 billion in asset secured or non-recourse financing through securitisations, bond issues, repurchase agreements and increased warehouses
- $A4.6 billion term funding raised mainly in private placements.

Since August 2007, funding costs have increased for the Group which has led to increases in short and long-term credit spreads of up to 30 and 100 basis points respectively. This has not yet had a material impact on the Group's profitability.

International income by region
$A million
The Americas ■ Asia-Pacific □
Europe, Middle East and Africa ■


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
680
842
505
1,490
1,158
1,127
851
1,982
1,459

Staff numbers
International ■ Australia ■


20,000
18,000
16,000
14,000
12,000
10,000
8000
6000
4000
2000
0
2006
2007
2008
5666
2517
6522
3501
7822
5285

The future availability of term funding markets to market participants, including Macquarie, will be of critical importance. Access to public bond markets has been challenging since August 2007. Although there have been some signs of improvement, if this is not sustained over the medium term, and other existing avenues of term funding mentioned above become unavailable, we may need to consider a reduction in term assets.

Operating conditions

Market conditions varied from positive to disrupted in credit and equity markets in the second half of the year. The credit market deterioration affected financial markets from August 2007 and led to significant loss of value and confidence in some sectors. Regulators and central banks have since moved to restore confidence. Investors, however are cautious and it remains unclear how effective these measures have been and how long it will take for markets to stabilise.

Conditions in Australian and Asian-Pacific equity markets remained strong for most of 2007. They then fluctuated significantly later in the reporting period although the Asia-Pacific held up reasonably well in the second half. Overall, these conditions generally led to solid growth in advisory and equity capital markets deal flow as well as strong performances in our broking businesses. We also benefited from strong volumes and volatility in areas such as commodities. In the second half of the year, Europe and especially the US were significantly affected by credit market deterioration.

Risk management
Strong risk management is central to all operational decision making. This has been effective in the current environment. As a result, we have no sub-prime lending and only modest holdings of highly rated debt instruments.

We have no exposure to Structured Investment Vehicles (SIVs), no problems with debt underwritings, no underwriting of leveraged loans, very little underwriting of corporate loans and modest credit exposures to the hedge fund industry. There are no problem trading exposures and no material problem credit exposures.

Our main business focus is making returns by providing services to clients rather than by principal trading.

Dividends

The Board has declared a fully franked final dividend of $A2.00 per ordinary share. This brings the total ordinary dividends to $A3.45 for the year, representing a payout ratio of 52 per cent and an increase of 10 per cent on the prior year.

This is consistent with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. In the short term, we expect dividends to be fully franked. The future rate of franking is subject to the composition of income.

Relative group contribution to profit[1]


100
90
80
70
60
50
40
30
20
10
0
-10
2007
2008

	2007 %	**2008 %**
Macquarie Capital Advisers[2]	44	**44**
Macquarie Capital Securities	9	**12**
Macquarie Capital Products	3	**5**
Macquarie Capital Finance	2	**2**
Macquarie Capital	58	**63**
Equity Markets	9	**16**
Treasury and Commodities	14	**14**
Financial Services	3	**4**
Funds Management	1	**4**
Banking and Securitisation	3	**1**
Real Estate	12	**(2)**

[1] Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.
[2] Including Macquarie Capital Funds.

Chairman's and Managing Director's Report

Regional highlights

Our overall result was driven by good contributions from almost all of the operating groups, despite some challenging market conditions. Broad growth across the Group was driven by previous business investment and diversification by product and geography with no material trading provisions or material credit write-downs. There was continued strong demand for Macquarie product.

Australia

The Australian business experienced continued market share growth, record broking volumes and strong inflows into superannuation and the Cash Management Trust (CMT). There was strong growth in the number of clients in the Wrap business as well as strong mergers and acquisitions (M&A) activity, particularly in the early part of the period.

Macquarie Private Wealth maintained its position as the number one full-service retail stockbroker. We announced that the Banking and Securitisation and Financial Services Groups would be integrated to provide additional growth opportunities.

We also took part in the largest M&A transaction in Australian corporate history as co-adviser to Wesfarmers on its $A20.7 billion acquisition of the Coles Group.

Macquarie was an investor in the Boart Longyear consortium and an adviser, global equity co-ordinator and joint lead manager of the $A2.35 billion Initial Public Offering (IPO) of Boart Longyear, which was also the largest IPO in Australia since 1998.

Asia-Pacific

Our equity-related businesses in Asia continued to make a significant contribution in the region. Other businesses, including M&A and equity capital markets (ECM) experienced good growth.

Macquarie was joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor of China Railway Construction Corporation's $A6.2 billion ($US5.7 billion) IPO. (See front cover)

Macquarie was involved in a number of other transactions in China and Hong Kong, including advising Macquarie International Infrastructure Fund (MIIF) on the acquisition of an 81 per cent interest in the Hua Nan Expressway.

We secured significant roles in a number of transactions in Korea, Singapore and Japan, established a joint venture with Indian wealth management company Religare, and launched a private wealth business in Singapore.

In the trading businesses, we formed an alliance with Nomura Securities to offer commodity derivative and commodity-based investor products to Nomura's Japanese client base. We also successfully executed the Group's first Carbon Emissions Reduction (CER) trade in China.

The real estate business was active in buying industrial assets in Japan and development sites in Singapore and selling residential assets in Japan and office portfolios in Korea.

The Americas

Despite a relatively strong first half, the second half was affected significantly by the credit market disruption and write-down of investments held by Macquarie in Macquarie-managed and associated listed real estate investment trusts with assets in America.

Growth in the Americas was driven by expanding existing businesses including the acquisition of Orion Securities Inc. in Canada and Giuliani Capital Advisors in the US.

These acquisitions, together with the acquisition of CIT Systems Leasing, added more than 400 new staff to the Group. Macquarie was lead manager and bookrunner for the $A1.74 billion ($C1.57 billion) Silver Wheaton secondary market 'bought deal'[2], the largest of its kind in Canadian history.

We were also active in the utility sector, advising a Macquarie Infrastructure Partners (MIP) led consortium on the $A8 billion ($US7.4 billion) acquisition of Puget Energy[3], an electricity and natural gas provider to western Washington.

2 An entire issue of new stock or bonds bought from the issuer by an investment dealer for resale to its clients.
3 Subject to regulatory approval.

Europe, Middle East and Africa

Significant transactions, steady inflow of equity to specialist funds and continued expansion in certain niches drove performance across Europe, the Middle East and Africa.

Highlights included advising Macquarie UK Broadcasting Holdings, the parent company of Arqiva (majority owned by Macquarie Communications Infrastructure Group (MCG) and Macquarie European Infrastructure Fund II (MEIF II), which acquired National Grid Wireless for $A6.2 billion (£2.5 billion) to form the leading provider of broadcast transmission services and independent wireless sites for lease in the UK. We also advised MCG and MEIF II on the $A4.8 billion (£1.9 billion) acquisition of Airwave O2 Ltd, the primary provider of secure digital radio communication in the UK.

We advised on the $A9.6 billion (£4.2 billion) acquisition of Southern Water by a consortium led by Challenger Infrastructure Fund and JPMorgan, building on the experience gained in the 2007 acquisition of Thames Water. Our UK operations have grown significantly in recent years and we now have more than 1000 staff based in the London office.

In February 2008, we were authorised by the Financial Services Authority to conduct banking activities in the UK and Europe. This will enable us to pursue further growth in the UK and European region and provides a 'passport' for our banking businesses in member countries of the European Union. The authority enables Macquarie to undertake deposit-taking and lending, deal as a principal and agent in most products and act as a fund manager in the UK and Europe.

Specialist funds

Macquarie is a manager of specialist funds which own assets in infrastructure and related sectors (toll roads, airports, communications infrastructure, utilities and other asset classes), real estate (retail, office, industrial, commercial and global opportunity development), private equity and development capital.

During the year, assets in Macquarie's listed and unlisted specialist funds continued to perform well.

- Assets under management increased 31 per cent from $A131 billion to $A172 billion
- Over $A22 billion of new capital was raised for our funds, with around 75 per cent from international investors. Of this, around 85 per cent was for unlisted funds or syndicates
- Demand for unlisted specialist funds continued despite the uncertainty in credit markets and volatility in listed equity markets
- Seventy per cent of the real estate assets and 83 per cent of the infrastructure assets are based offshore.

Deterioration in credit market conditions and equity markets have led to a general decline in listed specialist fund security prices.

However, long-term total returns for investors in Macquarie's listed specialist funds, both in Australia and internationally, from inception in December 1995 to 31 March 2008, were over 430 per cent.

Performance

We continue to generate substantial profits and dividends for our shareholders. Although markets have been mixed recently, with the share price of financial services and related entities being particularly affected, our record of consistent, strong growth is reflected in Macquarie's long-term share price and returns to shareholders.

As illustrated in the graph below, notwithstanding the recent market decline, we have delivered a return to shareholders of over 1800 per cent since listing our shares in July 1996 to 31 March 2008. This has produced a better return than all but one of the companies making up the Australian Securities Exchange (ASX) Top 50 (at the time of our listing) over the same period. The average total shareholder return of the ASX Top 50 over the period was 297 per cent[4].

[4] Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Macquarie Group total shareholder return versus the All Ordinaries Accumulation Index
Macquarie Group total shareholder return
All Ordinaries Accumulation Index



2500
2000
1500
1000
500
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008

Indexed to 100 on 29 July 1996.

Chairman's and Managing Director's Report

Strategy

Our strategy remains to provide a full range of financial services and products in Australia and expand selectively internationally, seeking only to enter markets where our particular skills and expertise deliver real advantage to clients. Our people are provided the operating freedom, within risk limits, to focus on adding significant value for our stakeholders. This approach allows the flexibility to enter new sectors and regions as opportunities arise and to respond to the specialist requirements of individual markets. As a result, we have established leading positions in a range of markets.

Our people

Macquarie has continued to recruit, retain, motivate and reward some of the best and brightest people in a highly competitive global labour market. Australian and international graduate recruitment programs play an important role in this effort.

Our approach to encourage and reward achievement has helped produce record results for shareholders. The fundamental principles and objectives underlying staff remuneration have been in place since Macquarie Bank Limited was founded in 1985.

Our remuneration links performance-based remuneration to shareholder value through the use of two key shareholder return drivers: profitability and returns in excess of the cost of capital.

Macquarie's track record of delivering excellent long-term shareholder returns reflects the outstanding efforts of high quality people over time and demonstrates the strength of the culture, management and remuneration approach.

Remuneration arrangements ensure we are competitive with our peers in the global employment market and are able to attract and retain quality staff to grow our businesses.

Our remuneration policies and practices are outlined in the Remuneration Approach later in this document (pages 38-41).

We would like to thank all our staff for the excellent results achieved this year.

Board and management

Chief Executive Officer and Managing Director Allan Moss will retire from the Group on 24 May 2008. Allan has spent more than 30 years with Macquarie and its predecessors, including almost 15 years as Managing Director and Chief Executive.

Nicholas Moore, currently the Head of Macquarie Capital, will take over from Allan as Managing Director and Chief Executive Officer of Macquarie Group Limited. For much of his 22 years with the Group, Nicholas has spearheaded the successful development of the Macquarie Capital business, which now provides more than 60 per cent of the Group's profits. The business comprises Macquarie's corporate advisory services, institutional stockbroking, specialist funds, equity capital markets, specialised leasing and a number of other businesses.

Nicholas has been a member of the Executive Committee for more than 10 years. He is globally recognised as a financial services leader and is ideally qualified to take Macquarie's global businesses to the next stage. The Board regards Nicholas as a person of remarkable vision, energy and acumen. There are no plans to change Macquarie's longstanding strategy following Nicholas' appointment.

Michael Carapiet, currently global Joint Head of Macquarie Capital Advisers, will succeed Nicholas as the Head of Macquarie Capital.

Following the corporate restructure during the year, Richard Sheppard was appointed Managing Director and Chief Executive Officer of Macquarie Bank Limited.

Outlook

Market conditions make short-term forecasting more difficult than usual. The current state of financial markets means that it will be challenging to repeat last year's record performance, but this may be achievable. Over the medium-term we continue to be well placed due to:

- effective risk management
- good businesses and committed, quality staff
- the strength, diversification and global reach of our businesses
- the benefits of major growth initiatives
- continued strong global investor demand for quality assets
- our strong capital base
- no problem trading exposures and no material problem credit exposures.

Current markets are challenging but we are well positioned to take advantage of the opportunities, including acquisitions which will undoubtedly arise. Despite market conditions, the global business platform has never been stronger.

“Allan has been an extraordinarily successful Chief Executive. Under Allan’s leadership, Macquarie has gone from an almost entirely domestic business to one earning a majority of its income outside Australia. Staff numbers have grown almost 10-fold and profits have grown over 30-fold during Allan’s term as CEO. On behalf of shareholders, staff and the Board, I thank Allan for his contribution.”

David Clarke
Chairman

“Being part of the Macquarie team for more than 30 years has been a wonderful privilege. I have enjoyed it immensely and continue to enjoy it so the decision to retire was enormously difficult. However, I feel sure that, after almost 15 years as CEO, this is the right time to hand over. We have an outstanding successor in Nicholas Moore.

Although some markets are challenging, those challenges are creating many opportunities for Macquarie. Nicholas is the ideal leader to capture those opportunities.

I would like to thank our clients, staff, shareholders and the Board for all the support which they have given me and my senior colleagues.”

Allan Moss
Outgoing Managing Director and CEO

Macquarie Capital's result was 13 per cent higher than the prior year

Macquarie Capital contribution to profit


63%
0
100

Macquarie Capital (formerly known as Investment Banking Group) delivered a result 13 per cent up on the prior year despite mixed market conditions. Macquarie Capital has continued to pursue strategic growth initiatives and has more than 4000 staff in 52 locations across 25 countries.

Macquarie Capital Advisers (incorporates Macquarie Capital Funds) 44 per cent of Macquarie profit

Macquarie Capital Advisers' result was slightly higher than the prior year, with over 300 transactions totalling a record $A200 billion. International operations contributed 65 per cent of Macquarie Capital Advisers' net income.

Fluctuating equity market conditions during the year resulted in a reasonable transaction flow across all international regions. In Asia, there was growth in M&A and ECM.

Landmark transactions spanning all major international regions and across a diverse range of industry sectors were completed in the 12 months to 31 March 2008.

Macquarie Capital Funds pursued its global specialist fund strategy with $A11 billion of new capital raisings for the full year[1] and an increase in assets under management of 28 per cent to $A140 billion[2]. Since inception, the funds have achieved a compound annual return of 16 per cent[3] for investors.



Airwave
Airwave is the primary provider of secure digital radio communications to the UK police, fire and ambulance services as well as other public safety customers. As the world's largest purpose-built TETRA public safety communication network, it operates mainly in the public safety segment of the Mobile ICT (Information and Communication Technology) industry. Macquarie Capital was adviser to MCG and MEIF II on the $A4.8 billion (£1.9 billion) acquisition of Airwave O2 Ltd in the UK. Airwave is contracted to service about 220,000 of 338,000 potential customers.

Photographs courtesy of Airwave

New funds established during the year include: ADCB Macquarie Infrastructure Fund (Middle East), Asia Resources Fund, Macquarie European Infrastructure Fund III, Macquarie Global Opportunities Partners (private equity), Macquarie Infrastructure Partners II (North America) and Retirement Villages Group.

Macquarie Capital Securities
12 per cent of Macquarie profit

Macquarie Capital Securities' result was 36 per cent higher than the prior year.

In Australia, strong equity markets in the first half of the year resulted in good growth in secondary market revenues. ECM revenues were slightly down on the prior year but offset by good corporate broking revenues.

In Asia, there were outstanding gains in secondary market revenues as a result of strong equity market conditions.

The establishment of the US and European domestic equity sales trading and research businesses continues.

Recent highlights included the acquisition of Orion Securities Inc., a Canadian independent dealer focusing on the resources sector. Since the acquisition, the business has achieved record secondary market revenues.



Macquarie Capital Products
Five per cent of Macquarie profit

Macquarie Capital Products' underlying result was 17 per cent higher than the prior year with expansion across most businesses and products. The division achieved record raisings in its Australian retail products, launched new funds in Germany and Austria and also established listed infrastructure and resources hedge funds.

The joint ventures with MD Sass and Globalis were further developed. Total assets under management grew by three per cent from $A8.9 billion at 31 March 2007 to $A9.1 billion at 31 March 2008 (including assets managed by associates).

Macquarie Capital Finance
Two per cent of Macquarie profit

Macquarie Capital Finance's result was slightly higher than the prior year, with strong contributions from all businesses. The aggregation of lending volumes and assets have increased by 34 per cent from $A5.4 billion at 31 March 2007 to $A7.3 billion at 31 March 2008.

In December 2007, Macquarie Capital Finance completed the acquisition of CIT Systems Leasing. With approximately $US750 million of leased assets, it is one of the largest independent lessors of technology equipment in North America.

Macquarie Capital Finance sees continuing growth in both the domestic and international equipment finance markets and is well placed to take advantage of the opportunities that difficult debt markets are presenting.

1 Includes 100 per cent raised by jointly managed funds.

2 As at 31 March 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 31 December 2007 or cost if acquired subsequent to 31 December 2007.

3 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 31 March 2008 (listed funds as at 31 March 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cash flows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).

The group has a reasonable pipeline of advisory and principal transactions and continues to experience significant demand for new fund raisings.

Uncertainty in global markets is expected to have an impact on the group in the year ahead with challenging short-term conditions. However, growth is expected in the medium term.

Ongoing transactions:

- joint lead manager and underwriter for Wesfarmers' $A2.57 billion rights issue. The offer is the third largest rights issue ever undertaken in Australia
- adviser to Rio Tinto in relation to BHP Billiton's $A162 billion takeover offer[4].

Highlights since 31 March 2008 include:

- signed joint venture agreement with Renaissance Capital to develop infrastructure advisory and fund management opportunities in Russia and other CIS countries
- Memorandum of Understanding with State Bank of India signed in relation to the establishment and management of an Indian infrastructure fund.

[4] Calculated based on the closing price of BHP Billiton shares and exchange rates immediately prior to announcement of BHP Billiton's pre-conditional offer on 6 February 2008.


save 6
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Wesfarmers

Wesfarmers is a diversified Australian public company with a portfolio of businesses which includes significant coal mining operations and the Bunnings hardware chain. In 2007, Macquarie advised Wesfarmers on its $A20.7 billion acquisition of Coles Group, one of Australia's largest retailers. The Coles acquisition is the largest takeover in Australian history and also involved Australia's largest ever corporate debt-raising ($A10 billion). A novel 'value protected' security was used as consideration for the first time in an Australian M&A transaction. The transaction was awarded M&A deal of the year by FinanceAsia and Asiamoney.


Target.

Photographs courtesy of Coles, Kmart and Target

Region	Key transactions for Macquarie Capital Advisers
Australia	Investor in the Boart Longyear consortium and adviser, global equity co-ordinator and joint lead manager on the $A2.35 billion IPO of Boart Longyear, the largest IPO in Australia since 1998
	Co-adviser to Wesfarmers on its $A20.7 billion acquisition of the Coles Group, the largest M&A transaction in Australian corporate history
	Adviser to Coates Hire on its $A2.2 billion sale to a consortium consisting of The Carlyle Group and National Hire Group
	Adviser to the GPT Group on its $A1.2 billion equity capital raising to create the $A2 billion GPT Wholesale Shopping Centre Fund
	Adviser, investor, sponsor and equity arranger to a Macquarie Global Infrastructure Fund III led consortium on its $A351 million acquisition of Hobart International Airport
	Adviser to Macquarie Media Group on the $A1.3 billion acquisition of Southern Cross Broadcasting
Asia-Pacific	Joint global co-ordinator, joint bookrunner, joint lead manager and joint sponsor of the $A6.2 billion ($US5.7 billion) IPO of China Railway Construction Corporation
	Joint bookrunner and joint placing agent for Beijing Enterprises on its $A533 million ($HK3.71 billion) accelerated bookbuild offering and top-up placement
	Adviser to MIIF on the acquisition of its 81 per cent interest in Hua Nan Expressway, a toll road in the city of Guanghzou, China, for $A565 million (RMB3.74 billion)
	Adviser, lead manager and equity arranger on the $A873 million ($US750 million) diversified development fund in India - Tata Realty Initiatives Fund 1
	Adviser and equity investor in the Korea Multiplex Investment Corporation (a Macquarie-led consortium) on the acquisition of Megabox, Korea's third largest cinema chain, for $A359 million (KRW270 billion)
	Adviser to Visa Asia Pacific on the global restructuring of Visa International, Visa USA and Visa Canada to form Visa Inc
The Americas	Lead manager and bookrunner for the $A1.74 billion ($C1.57 billion) Silver Wheaton bought deal, the largest bought deal in Canadian history
	Adviser to a MIP-led consortium as the successful candidate on the $A688 million ($C597 million) concession to design, build, finance, operate and maintain the proposed extension of the Autoroute 25, the first transportation Public Private Partnership project in the province of Quebec
	Adviser, debt arranger and equity investor in New World Gaming on the $A1.59 billion ($C1.38 billion) takeover of Gateway Casinos, the largest ever Canadian gaming transaction
	Adviser to Macquarie Power and Infrastructure Income Fund on its $A499 million ($C448 million) acquisition of Clean Power Income Fund, a portfolio of renewable energy businesses in Canada
	Senior co-manager on the $A21.3 billion ($US19.7 billion) IPO of Visa Inc, the largest IPO in US history
	Adviser to the Macquarie-led consortium on the $A4.43 billion ($US3.8 billion) acquisition of Spirit Finance Corporation, a listed Real Estate Investment Trust (REIT) specialising in the acquisition of operationally essential real estate across the US
	Adviser to a MIP-led consortium on its $A8 billion ($US7.4 billion) acquisition of Puget Energy[5], an electricity and natural gas provider to western Washington
Europe, Middle East and Africa	Adviser to a consortium led by the Challenger Infrastructure Fund and JPMorgan on the $A9.6 billion (£4.2 billion) acquisition of Southern Water
	Adviser to Macquarie UK Broadcasting Holdings, the parent company of Arqiva, majority owned by MCG and MEIF II, which acquired National Grid Wireless for $A6.2 billion (£2.5 billion) to form the leading provider of broadcast transmission services and independent wireless sites for lease in the UK
	Adviser to Leighton Holdings on the $A888 million ($US726 million) acquisition of a stake in one of the leading constructors in the Gulf region, Al Habtoor E&C in Dubai (including arrangement of acquisition finance)
	Adviser to MCG and MEIF II on the $A4.8 billion (£1.9 billion) acquisition of Airwave O2 Ltd, the primary provider of secure digital radio communication in the UK
	Adviser and lead sponsor on the $A1 billion (£422 million) Peterborough Hospital Private Finance Initiative
	Adviser to the Goodman Group on the $A840 million (£336 million) acquisition of UK logistics developer, Rosemound Developments

[5] Subject to regulatory approval.

Equity Markets Group

Equity Markets Group recorded its fifth successive record result

Equity Markets contribution to profit

16%

0 100

Equity Markets Group (EMG) achieved another record contribution, 75 per cent up on 2007.

Trading conditions in international equity markets were particularly favourable during the first half of the financial year. However, they became more challenging in the second half as the global debt crisis spread to equity markets.

Equity Products Division

The division offers equity-linked investment, trading and risk management products to clients in Australia, Asia, Europe, the US and Latin America.

The division performed well, benefiting from the market conditions in the first half of the year and maintaining strong market positions in Australia and key Asian markets. Operations in most other international markets made an increased contribution.

The division continued to invest in new product development and the risk management systems necessary to expand the range of products offered to clients.

Since beginning its Singapore equity derivatives business in December 2004, Macquarie has been committed to educating retail investors with regular investor seminars and a simulated online trading program that enables new investors to develop their skills without committing any capital.



Fund Products Division
EMG's funds management business manages single strategy hedge funds, funds of hedge funds and structured fund products. The division experienced a record level of inflows into its single strategy funds. Its result was significantly up on the prior year.

Funds under management (excluding funds provided by Macquarie) grew 163 per cent to just over $A3.2 billion at 31 March 2008.

In addition, funds under risk management (funds of external managers over which the division provides hedging or risk management services) grew seven per cent to approximately $A3.1 billion over the same period.

Global Equity Finance Division
The division's contribution was slightly up on the prior year due to growth in securities borrowing and lending volumes and structured equity finance activities in Australia, Asia and Europe.

Alternative Strategies Division
Established in April 2007, the division is a joint venture with Macquarie Capital Securities. It offers equity derivatives, market-access products and financing to hedge fund clients. The division performed well in its first full year of operation.

Outlook
Future performance will depend on conditions in global equity markets which are expected to be more challenging during the 2009 financial year. EMG will continue to diversify its business activities in Australia and internationally.



Treasury and Commodities Group is well placed to benefit from increased volatility across most of its markets

Treasury and Commodities contribution to profit


14%
0
100

Treasury and Commodities Group's profit contribution was slightly up on the strong result of 2007 which included a significant oil and gas realisation. Substantial contributions were made by the Metals and Energy Capital, Foreign Exchange and Agriculture and Investor Products Divisions with good contributions from most other divisions.

Metals and Energy Capital

The division offers price-making, derivative trading and financing in base and precious metals and other selected commodities as well as financing to the oil and gas sector.

The division's contribution was below that of the prior year which included a significant one-off realisation. The division experienced continued growth in the oil and gas financing business and strong trading and project finance results.

Agriculture and Investors Products (AGIP)

AGIP provides risk management, structured financing, commodity-related investor products and selected physical commodity solutions to a broad customer base. AGIP also provides risk management services across agricultural commodities (grains, soy complex, sugar, coffee, cocoa and ethanol) and selected freight routes.

The AGIP result was very substantially up on the prior year as the division benefited from the increasing interest in agricultural commodities and strong market conditions.

Foreign Exchange
The division provides price-making services in all currency pairs and structured term hedging currency solutions for Australian and international clients. The division also provides risk management services across all of these currencies and tailor-made products. It maintains an active internet currency trading platform, servicing the Japanese retail trading market. It supports currency derivatives joint ventures in the United Arab Emirates and New Zealand.

Increased market volatility had a positive effect on foreign exchange volumes with the division's results substantially up on the prior year.

Futures

This division provides a full range of broking and clearing services for Australian and international exchange traded derivatives markets. The division makes extensive use of proprietary technology to provide clients with customised execution and clearing solutions, including direct market access and straight-through processing.

The division's result was well up on the prior year, reflecting continued growth both domestically and offshore.

Debt Markets

The division arranges and places primary market debt for clients and provides secondary market


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liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities. It also provides risk management solutions through structured securities and derivative-based products relating to credit and interest rate risk.

Accordingly, the division only has modest holdings of generally highly-rated debt instruments.

The division returned a solid result despite difficult market conditions. However, the 2008 result was below the prior year.

Treasury
The division is responsible for the management of Macquarie's balance sheet, liquidity and interest rate exposure. These activities are now part of Group-wide Services.

Outlook
The group's future performance is dependent on market conditions. The group expects to benefit from increased volatility across most of its markets, resulting in satisfactory transaction levels. Some divisions anticipate particularly strong volume increases.

The transaction pipeline is forecast to remain strong although debt capital markets are likely to continue to be challenging.

The group expects to maintain strong transaction activity levels across its businesses. The group will continue to pursue global expansion on a selective basis.

	for a recent $A341 million Crusade ABS Series 2008-1 auto securitisation issue
Asia-Pacific	Successfully executed Macquarie's first CER trade in China
	Formed an alliance with Nomura Securities, offering commodity derivative and commodity-based investor products to Nomura's Japanese client base
The Americas	Foreign Exchange took a stake in US-based online margin foreign exchange business Advanced Markets Inc
	Metals and Energy Capital established an office in Calgary, Canada
	Energy Markets Division continues to develop and grow its US power capabilities
Europe, Middle East and Africa	AGIP launched a commodities fund in the Middle East in conjunction with the Funds Management Group
	Strong performance of Energy Markets Division's Corona Energy, a UK gas distribution business



Approximately 18 per cent of the annual US corn crop is dedicated to ethanol production and 46 per cent of the nation's fuel is blended with ethanol. In recognition of the importance of the commodity markets, Macquarie has been active in physical and financial commodities trading for over 20 years. With the group's experience of agriculture and energy trading and risk management, the Treasury and Commodities Group is well placed to offer hedge services for both the input and the output of the ethanol production sector.

Real Estate Group

Our Real Estate Investment Trusts (REITs) have quality real estate portfolios which are operating soundly in challenging capital market conditions

Real Estate contribution to profit

-2%

0 100

Real Estate Group made a loss for the year due to a write-down on strategic holdings held by Macquarie in Macquarie-managed and associated listed real estate investments.

The group's underlying result was supported by strong activity levels across the business. Key events included the profitable disposals of Japanese residential and Korean office portfolios. The sale of Macquarie ProLogis Trust realised significant value for investors and the group. Macquarie MEAG Prime REIT announced a strategic review aimed at enhancing value for unit holders.

There was a continued focus on unlisted equity raisings with over $A5 billion raised, the majority by MGPA. Assets under management[1] increased 37 per cent to $A32.3 billion from $A23.6 billion with new assets acquired in Singapore, Japan, Poland and Germany.

Lending activities in Australia, the US and the UK continued to make a profitable contribution.



Established in 1998, the Goodlife Health Clubs chain is one of Australia's largest health club operators with 30 clubs, a strong membership base and modern facilities on competitive long-term leases. The average lease term is nine years.

Macquarie Leisure Trust Group acquired the health clubs in September 2007 for $A60 million.

Photo: Martin Mischkulnig

The global REIT sector has experienced significant volatility as a result of the credit market disruption. As previously mentioned in this review, a write-down of $A293 million was taken against investments held by Macquarie in Macquarie-managed and associated listed real estate investments at 31 March 2008. This equated to a $A90 million impact on NPAT. Notwithstanding this write-down, our REITs have high quality real estate portfolios which are operating soundly.

Outlook

The group's key challenge is to restore and enhance value for our REIT investors via asset and capital management, non-core asset disposals and investor relations. In particular, there are strategies to reduce gearing where applicable.

The group expects to return to profitability next year. It is well positioned to take advantage of market opportunities, with substantial equity raised across the unlisted platform available for investment. The group is well placed in the Australian and Asian economies.



Region	Highlights and major activity
Australia	Macquarie Real Estate Equity Funds 6 and 7 established with $A139 million equity raised, bringing total equity raised in the series to $A439 million and with $A3.6 billion in forecast gross development value
	Real Estate Structured Finance (RESF) sold 50 per cent of its interest in the Port Geographe residential canal development in WA
	Urban Pacific[2] acquired two major residential development sites in Adelaide with projected gross revenue of $A393 million
Asia-Pacific	MGPA advised funds successfully bid for two development sites at Marina View, Singapore, with an expected total investment value of $US3.8 billion
	J-REP, the Macquarie Goodman Asia joint venture, secured 14 logistics assets in Japan for ¥63.5 billion
	Macquarie NPS REIT established with South Korea's National Pension Service, one of the world's largest pension funds. It has assets under management of KRW224 billion
The Americas	A real estate debt capital markets team was established to capitalise on emerging real estate debt market opportunities
	A joint venture was established with Wireless Capital Partners, LLC, one of the largest independent wireless cell site lease aggregators in the US, to acquire the rights to a portfolio of leases which host wireless telecommunication equipment
Europe, Middle East and Africa	An investment was made in UK self-storage assets with one of MGPA's advised funds, managed by Storage King
	RESF participated in significant projects in London and opened an office in Manchester
	European assets acquired by Macquarie Office Trust (Germany) and Macquarie CountryWide Trust (Germany and Poland)

1 Assets under management includes assets managed by Macquarie and its associates.

2 Urban Pacific Limited jointly acquired these sites with AV Jennings and one of the projects was subsequently sold down to MREEF 7.



Financial Services Group

The Financial Services Group has continued to grow its underlying profit base while expanding services to clients globally

Financial Services contribution to profit

4%

0 100

The Financial Services Group (FSG) profit was up 33 per cent on the prior year.

This increase was due to record broking levels, a significant increase in market share across the business and strong inflows into superannuation and the CMT.

The group continued to develop international initiatives. During the year, it signed a joint venture agreement with Indian wealth management company Religare and launched an Asian private wealth business based in Singapore. It also actively pursued domestic opportunities to expand adviser numbers and grow core service business.

Total assets under administration, advice and/or management grew 15 per cent from $A70.5 billion to $A80.9 billion.

FSG and the Banking and Securitisation Group were integrated in the second half of the year to form the Banking and Financial Services Group (BFS). The merged group will integrate banking and wealth product offerings to provide better client service and opportunities for growth.

Headquartered at No.1 Martin Place, Sydney, Macquarie Private Bank, pictured on the right, opened its first Asian business this year in Singapore, the world's fastest growing private banking and wealth management centre. The new operation has a strong regional focus and is staffed by a growing team of experienced local advisers.

Macquarie has been active in Asia for more than a decade, with almost 2000 staff in 11 markets in the region. In Asia, Macquarie also has the largest corporate finance advisory business in Singapore, complemented by the resources of almost 500 advisory staff across Asia.



Macquarie Adviser Services (MAS)
MAS had a good result for the year increasing both profit and client numbers substantially. The CMT increased 25 per cent from $A14.1 billion to $A17.6 billion. Funds under administration in the Macquarie Wrap at $A22.5 billion were slightly down on the prior year due to negative market movements. The superannuation portfolio increased 20 per cent from $A20.4 billion to $A24.5 billion with significant inflows in June 2007 as clients took advantage of superannuation reforms. The growth of the MAS Futurewise Insurance platform added to the division's performance.

The MAS-owned Coin Financial Planning software business continued to expand its service offering to advisers. It acquired a 50 per cent stake in outsourced paraplanning company Outplan and financial planning practice management company Olicc.

Macquarie Private Wealth (MPW)
MPW maintained its position as the number one full-service retail stockbroker in Australia in terms of volume and market share. The division also acquired 50 per cent of Financial Index, a scalable advice business complementary to our other advice offerings.

MPW's Private Bank Division launched its first Asian private wealth service based in Singapore which will form the hub of MPW's Asian ultra-high-net-worth advice operations.

Macquarie Global Investments (MGI)
MGI was established during the year to focus on the development of products for retail and wholesale investors globally. During the year, the division launched the institutional boutique investment firm Queen Street Partners. It also took responsibility for FSG's interests in New Zealand fund manager Brook Asset Management, and acquired the 51 per cent of the company not already owned. The Macquarie Pastoral Fund was moved to MGI where commitments from investors increased by more than $A500 million.

Outlook
The group expects retail volumes to remain volatile and new equity issue activity to be reduced. It anticipates continued demand for cash, fixed income and Wrap products.

The newly integrated BFS is expected to provide enhancement to the existing product range and services and to achieve cost economies.



Banking and Securitisation Group

The priority will be to adapt the businesses and capitalise on current market conditions where possible

Banking and Securitisation contribution to profit

1%

0 — 100

contribution from the divestment of the Australian and New Zealand childcare business and property portfolios in the prior year; and current challenges in our mortgage businesses.

The contribution from Banking was up on the prior corresponding period due to strong performances from Relationship Banking (up 23 per cent) and significant growth in deposits which increased 37 per cent on the prior year. The contribution from Investment Lending was up 12 per cent from the prior year with portfolio growth of 25 per cent from $A4.8 billion at 31 March 2007 to $A6.0 billion at 31 March 2008 despite deteriorating market conditions in the second half of 2007.

The Banking and Securitisation Group's Macquarie Consumer Finance Division launched its first Australian credit card, a Visa Platinum and Founding Member offer to existing Macquarie Bank customers, in April 2007.

Macquarie Consumer Finance's world-leading chip security, add-on services and travel benefits differentiate the card from others in the market. Credit cards are a natural extension of the Banking and Securitisation Group's existing retail banking offering which includes deposits, mortgages, personal loans and investment lending. A Visa Rate Saver Card has since been launched to new customers.


Platinum

Photo: Martin Mischkulnig

Difficult credit market conditions and increased cost of funding significantly affected the mortgage businesses. As a result, in March 2008 the group announced the decision to wind back residential mortgage origination services in Australia. The group also ceased new mortgage business in the US. Both businesses will continue to provide service to existing customers, who hold approximately 98,500 loan facilities.

Global mortgage securitisation markets are effectively closed, except in Canada. Our Canadian mortgages business, acquired in July 2006, continues to be supported by local government-backed securitisation through the Canadian Mortgage Bond program. Credit quality in the group's mortgage portfolio remains high across all countries, default rates are low and there is no exposure to sub-prime loans.

Investment in new banking businesses continued with the launch of credit cards in Australia in April 2007 and the establishment of a start-up business in the UK, providing business lending services to the UK insurance broking industry in May 2007.

The Banking and Securitisation Group merged with FSG in February 2008 to form BFS, providing more integrated opportunities for future growth in the retail banking and financial services sector in Australia and internationally.

The group anticipates that global credit market conditions will continue to be challenging expect the Australian mortgages book of $A23.7 billion at 31 March 2008 to decline due to significantly reduced new business.

Relationship Banking is expected to continue to perform well with strong growth in term deposits through cross-sales to existing clients.


RIE BANK

Funds Management Group

For the second consecutive year, the Funds Management Group was awarded Morningstar Fund Manager of the Year for both Fixed Interest and Domestic Equities Small Companies (Australia)

Funds Management contribution to profit



4%
0
100

Funds Management Group's (FMG) contribution was substantially up on the prior year due to the sale of its interest in Macquarie-IMM Investment Management (MIMM) in Korea and strong performance fees from equity funds.

Assets under management fell by nine per cent to $A57.4 billion during the year largely due to the sale of MIMM and some significant redemptions from global property and currency mandates.

Australia

Many of its flagship equities funds continued to perform strongly, particularly the Macquarie Long Short Equitised Fund and the Macquarie High Conviction Fund.

The group increased retail sales and inflows into key products. The Macquarie Master Diversified Fixed Interest Fund, the Macquarie International Infrastructure Securities Fund and the Macquarie Australian Small Companies Fund all experienced strong inflows.

Over the year, the group made significant investments in IT infrastructure, upgrading its core investment administration and accounting infrastructure.

For the second consecutive year, Macquarie was named Morningstar Fund Manager of the Year for both Fixed Interest and Domestic Equities Small Companies (Australia).

Macquarie was also a finalist for the overall Morningstar Fund Manager of the Year 2007 award. Morningstar praised Macquarie for "uncovering value in every corner of the fixed interest universe".

The awards are important in the funds management industry as Morningstar is a research house with broad global reach, widely used by all sectors of the market.



Photo: Martin Mischkulnig

International

During the year, the group sold its 65 per cent interest in the Korean joint venture MIMM, which was established in 2000 and provided investment solutions to Korean institutions and distributors. The company had assets under management of over $A14.6 billion ($US13 billion) at the time of sale.

FMG commenced distributing retail funds in Taiwan during the year. It was appointed investment adviser to funds offered by three of Taiwan's leading investment trust firms.

The group's Alternative Investments Division and Real Estate Securities Division also established a presence in London, joining the global fixed income team which moved to London earlier in 2007.

The Macquarie Clean Technology Fund, managed through FMG's US operation in Carlsbad, California, held its final close in January 2008, concluding a successful fund-raising with over $A228 million ($US200 million) in commitments.

Outlook

Immediate growth for the group is expected to be affected by the current difficult market conditions although there are signs that institutional investors are returning to the market, especially in fixed income and equity funds. The group will continue to explore smaller acquisition opportunities, especially where they expand the group's range of investment capabilities.

Region	Highlights and major activity
Australia	Macquarie Funds Management is one of Australia's largest asset managers, offering investment services in all major asset classes
	Macquarie won Morningstar Fund Manager of the Year in two asset classes
Asia-Pacific	Macquarie Funds Management Hong Kong offers advisory and fund-of-funds services over Asian private equity
	Macquarie Funds Management Taiwan offers a range of funds due to be launched in the new financial year
	The group promotes its asset management services in Korea through a representative office
The Americas	Macquarie Funds Management USA Inc, based in California, offers advisory and fund-of-funds services over global private equity.
Europe, Middle East and Africa	Macquarie Investment Management UK Limited offers fixed income funds management out of the London office. The sales operation offers managed funds in three asset classes


2007
2007
Macquarie Funds Management
Fixed Interest

A network of support areas provides the infrastructure and framework which enable the six groups to operate. During the year, strong independent risk management continued to be a fundamental part of the way Macquarie does business and a key factor in our success.

Other groups and divisions grew considerably during the year, with staff numbers generally up 31 per cent on last year in support of the Group's international expansion. The management and organisation structure is shown below.

Macquarie Group



Corporate Affairs Group
Greg Ward
Real Estate Group
Stephen Girdis
Treasury and Commodities Group
Andrew Downe
Banking and Financial Services Group
Peter Maher
MBL Board of Directors and Executive Committee
Managing Director and Chief Executive Officer
Richard Sheppard
Macquarie Group Limited Board of Directors and Executive Committee
Managing Director and Chief Executive Officer
Allan Moss*
Macquarie Capital
Nicholas Moore*
Risk Management Group
Nick Minogue
Funds Management Group
Ben Bruck
Equity Markets Group
Kim Burke
Information Technology Group
Nigel Smyth

○ **Banking Group (Macquarie Bank Limited (MBL) and its subsidiaries)**

● **Macquarie Financial Holdings Group – operates separately from the Banking Group**

*Mr Moss retires effective 24 May 2008. Upon Mr Moss' retirement Mr Moore will become Managing Director and Chief Executive Officer of Macquarie Group Limited. Mr Carapiet will succeed Mr Moore as Head of Macquarie Capital.

Risk Management Group

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions are Credit, Prudential, Capital and Markets, Operational Risk and Compliance. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full Risk Management Report is contained in the 2008 Annual Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. Credit ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by Data Policy, which ensures consistent data standards across Macquarie's businesses so that accurate and reliable information is available for risk management and reporting.

Prudential, Capital and Markets (PCM) ensures that market, funding and liquidity risks are appropriately managed and that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk. PCM is also responsible for ensuring that Macquarie discharges its obligations to APRA, including compliance with prudential standards and that a constructive relationship is maintained with the regulator.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk.

Compliance assesses legal, regulatory and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The Quantitative Applications Division (QAD) is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems. QAD also presents courses internationally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and the effectiveness of Macquarie's financial and risk management framework.

RMG has been responsible for leading the implementation of Macquarie's Basel II project. In December 2007, Macquarie Bank Limited was accredited by APRA to operate as an advanced bank for credit and operational risk. The advanced approaches under Basel II place a higher reliance on a bank's internal capital measures and, therefore, require a more sophisticated level of risk management and risk measurement practices.

Corporate Affairs Group

The **Finance Division**, previously Financial Operations, supports the Group's operating areas and management by providing financial control, financial planning and capital management, management reporting and budgeting, divisional accounting services and international business support.

The **Settlements Division** is structured to provide specialist confirmation and settlement facilities for a variety of products and currencies for many of the Group's businesses internationally. The division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

Over the last year, the division has expanded its functions to incorporate the Group restructure and accommodate growth offshore while meeting the demands of changing legislation and regulations. In addition, the division has made significant investment in training and developing staff to ensure that it continues to attract and retain staff who perform these key responsibilities.

The **Business Improvement and Strategy Division** provides consulting services to all business and support areas and manages Macquarie's annual strategy review. Services include advice on growth, strategy, organisation design, new product development, process re-engineering and management of change. The division offers its services domestically and internationally.

The **Taxation Division** provides taxation support to all areas of the Group, managing its compliance with taxation legislation and relationships with revenue authorities worldwide. The division reviews the taxation implications of existing and proposed transactions and structures.

To maximise support to the Group's businesses, the division has staff in London, New York, Hong Kong, Seoul, Toronto and Sydney.

The **Treasury Division** is responsible for management of Macquarie's balance sheet, liquidity and interest rate exposure. Treasury's result was stronger than the prior year, reflecting successful management of balance sheet growth.

Other groups and divisions

The **Company Secretarial and Investor Relations Division** has responsibility for compliance with certain ASX and Australian Securities and Investments Commission requirements, the Group's share registry, employee equity schemes, professional risk insurances and Group-wide corporate governance matters. The division includes the Investor Relations function, which oversees Macquarie's communications with the investment community and actively works to foster relationships with its shareholders. The division had an active and key role in the Group restructure and increased its presence in the major international offices.

Macquarie aspires to be recognised as the leading employer of the best people in the market. The **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this, the division works closely with business groups, providing operational and consulting services globally.

During the year, the division continued to focus on enhancing infrastructure to ensure a platform for future growth that is adaptable to business needs in each region. In particular, this involved implementing scalable systems to support global HR practices and hiring senior staff to manage the regional HR functions. The year was characterised by increased transactional volumes due to involvement in complex projects such as the Group restructure and the support of key acquisitions. There has been continued development of attraction and sourcing strategies to support businesses to recruit for growth through the introduction of candidate-care surveys which help businesses understand the strengths and opportunities for improvement of the recruitment process.

The **Business Services Division** has responsibility for the strategic direction, implementation and ongoing management of corporate real estate, physical risks and corporate services. The primary focus during the year was to ensure growth was managed within a controlled risk framework. Key projects included the expansion and establishment of offices internationally as well as significantly increasing the capacity and resilience of major data and recovery centres.

The **Information Technology Group (ITG)** is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services.

In the past year, ITG's Infrastructure Technology Services (ITS) team delivered a number of projects to support Macquarie's growth, including the implementation of a new data centre in New York. The business-aligned teams implemented some significant applications, including those for the new Houston Treasury and Commodities Group power and EMG Prime businesses and the deployment of the primary trading platform for Macquarie Securities in a further eight countries.

ITG also supported the integration of organisations, including Giuliani Capital Advisors and Orion Securities Inc. as well as the restructure of the Macquarie Group. ITG continued to build strategic relationships with vendors to significantly reduce costs and complement the ITG team globally.

The **Corporate Communications Division** is responsible for protecting and enhancing Macquarie's brand and reputation. The division oversees Macquarie's activities in:

- media relations
- government relations
- community relations
- brand and marketing
- internal communications
- e-commerce
- reputation and brand protection
- Macquarie Group Foundation
- Macquarie Sports
- Sustainability and Environment Office.

The Corporate Communications Division is represented in Macquarie's offices in Sydney, Canberra, London, New York, Hong Kong, Singapore and Seoul.

A record $A23 million in community contributions confirmed the Macquarie Group's position as a leading corporate benefactor to the community sector

In the year to 31 March 2008, the Foundation contributed $A17.3 million to more than 500 community organisations around the world, an increase of 37 per cent on the previous year. This record funding confirms the Macquarie Group Foundation's position as a leading corporate benefactor to the community sector.

Complementing the Foundation's contribution, Macquarie staff raised $A5.7 million for not-for-profit organisations. This figure is a 39 per cent increase on the previous year's effort and was matched by the Macquarie Group Foundation.

The Foundation has introduced a range of initiatives to further encourage staff engagement. From 1 July 2007, the Foundation Board agreed to match donations made by staff through Macquarie Giving, a program where donations are automatically deducted each month from a participant's pay. The program has been expanded beyond Australia and the UK to staff in the US, Canada, Hong Kong and Singapore.

One of the key aims of the Macquarie Group Foundation is to build sustainability in the not-for-profit sector. Since the introduction of capacity building grants in 2006, the Macquarie Group Foundation has provided more than $A6 million worth of these grants.



Throughout the year, capacity building grants were made to: Youngcare, which seeks to fill the gap in specialist residential care for young people; The Song Room, which provides music-based education programs to disadvantaged children; Chicago-based BUILD which provides community programs for young people; and The Hong Kong Council of Social Services.

In September 2007, the Macquarie Group Foundation and KPMG hosted a Social Innovation Summit in the UK, bringing together business, government and community leaders to explore ways of addressing chronic youth issues. The Prince's Trust, the Young Foundation and Business in the Community were also partners in the Summit which followed the Social Innovation Dialogue held in Australia in 2006.

The Foundation continued to support a diverse range of community organisations in the areas of health, welfare, education, arts and the environment.

In a major health initiative, the Juvenile Diabetes Research Foundation (JDRF) and the Macquarie Group Foundation launched a partnership to support research into type 1 diabetes. The partnership aims to increase the volume and impact of Australian diabetes research.



Photo: Anthony Geernaert

2

Macquarie has had a relationship with JDRF for many years, led by staff involved in a range of fundraising and volunteer activities. Other health initiatives include the establishment of the first Chair of Schizophrenia Research, the inaugural Chair in Cerebral Palsy Research and an Australian-first PhD scholarship to research adolescent depression and suicide. Staff were also active with the Sydney Graduate Volunteer Network hosting the Spastic Centre of NSW children's Christmas Party.

In education, the Foundation continued its support of the Cape York Institute's Higher Expectations Program which reached a significant milestone this year with the first group of students graduating from Year 12. In London, more than 30 Macquarie staff volunteered with the Real Apprentice program organised by the East London Business Alliance, sharing their skills with young people from Hackney in East London. During the year, the Macquarie Group Foundation became the cornerstone supporter of Giant Steps' education program to support children with autism.

Our support in the welfare sector continued with grants to OzHarvest to assist its expansion; The Asian Women's Welfare Association in Singapore; The Beacon Foundation and The Big Issue Homeless World Cup to be held in Melbourne this year.

In the arts, Macquarie supports the Belvoir Street Theatre's B Sharp Program, the Commonwealth Writers' Prize and the Australian Youth Orchestra's national auditions program.

The Lizard Island Reef Research Foundation received additional funding for resources for the Macquarie Group Foundation Education Centre located on the island. Other environmental initiatives included the Wolong Panda Park in China, the National Centre for Marine and Coastal Conservation and Bush Heritage Australia.

Macquarie Sports, funded by the Foundation and Macquarie businesses, organised clinics and related programs in netball, cricket, basketball, rugby league, rugby union and AFL with sporting identities serving as coaches and role models for children from diverse communities throughout Australia.



3



1 New York Cares – photo on previous page
Staff in New York are working with young mentees from the Manhattan area as part of an initiative with Columbia University's Double Discovery Center and New York Cares. The program enables young people historically underrepresented in higher education to gain insights into career opportunities and gain valuable work experience. Pictured on previous page are Macquarie staff and students volunteering together as part of New York Cares Day.

2 The Song Room
Children from Sydney's La Perouse Primary School took part in a music program developed by The Song Room. This is a national not-for-profit organisation aimed at providing opportunities for disadvantaged children through music and the arts. The Macquarie Group Foundation is a key partner in The Song Room's groundbreaking programs and is supporting research into the outcomes of arts-based intervention.

3 Macquarie Sports
Macquarie Sports clinics give children the opportunity to learn first hand from their sporting heroes as seen above. More than 20,000 children participate in sports programs held across Australia each year. Clinics are offered in rugby league, rugby union, cricket, netball, AFL and basketball.

Macquarie and corporate citizenship

Macquarie's Board and Management are committed to Macquarie continuing to be a good corporate citizen

Macquarie owns and operates financial services businesses, essential services and other important assets in communities around the globe and believes that provision of high quality services of this nature can represent a positive contribution to social and economic activity.

Policy framework and approach
Macquarie has a robust framework of policies and practices, underpinned by its goals and values and Code of Conduct, relevant to environmental, social and governance (ESG) responsibilities.

These include:

- the work of the Sustainability and Environment Office
- identification and management of environmental risk
- selection and management of investments
- sustainable management of Macquarie business premises
- provision of a safe and appropriate workplace
- reward and development of staff
- dealings with external parties such as regulators and public officials
- whistleblowing
- engagement by Macquarie and its staff in the wider community including sponsorship and donations
- management of business and staff conflicts of interest
- ethical conduct by its staff, including the appointment of Integrity Officers.

Macquarie's approach to ESG therefore comprises:

- compliance with Macquarie's own policies
- compliance with applicable laws and regulations
- analysis and management of risk relating to its business activities
- appropriate investment and innovation in technology, products and markets
- investment in retaining, developing and recognising the performance of staff
- encouragement and facilitation of broader community involvement by its staff and affiliates.

ESG business activities
Macquarie is involved in a number of activities relevant to ESG including sustainability audits of Macquarie premises and purchasing of 'green' power; emissions trading; and investment in sustainable forestry, renewable energy and clean technology.

Ongoing commitment
Macquarie's Board and Management are committed to ensuring that a strong governance and risk management focus continues to underpin the development of appropriate policies and processes as well as of sustainable products and services for Macquarie, its staff, its clients and the communities in which it operates.

Corporate Governance

The Board is committed to Macquarie seeking to achieve superior financial performance and long-term prosperity, while meeting stakeholders' expectations of sound corporate governance practices. Macquarie puts in place corporate governance arrangements which it considers are in the best interests of Macquarie and its shareholders, consistent with its responsibilities to other stakeholders.

Macquarie's Corporate Governance Statement, which is set out in full in Macquarie's 2008 Annual Report, reports the extent to which Macquarie has followed the revised ASX Corporate Governance Council's Corporate Governance Principles and Recommendations adopted by the ASX in August 2007.

Macquarie considers that its governance practices are consistent with all but one of the 28 ASX Recommendations, namely that the Chairman be an independent director. The Board believes that Non-Executive Director David Clarke, although not an independent director, is the most appropriate person to be Macquarie's Chairman. Mr Clarke's role as Executive Chairman has worked well for a long time at Macquarie Bank and it is considered to be in shareholders' interests for Mr Clarke to continue as Macquarie's Non-Executive (non-independent) Chairman. Macquarie has a majority of independent directors on the Board, a Lead Independent Director to act as a conduit for issues that the independent directors have as a group and has delegated certain responsibilities to Board Committees which are largely made up of independent directors. The membership of each committee is outlined in the table below.

Macquarie has posted copies of its corporate governance practices on its website at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm including the following:

- Code of Conduct including Macquarie's Goals and Values
- Macquarie and Corporate Citizenship
- Macquarie Group constitution
- Board and Board Committee charters and Board practices
- Macquarie's definition of an Independent Director
- External Communications Policy
- Trading Policy
- External Auditor Policy Statement
- Description of Risk Management Policy and Systems
- Statement of Corporate Governance in Macquarie Managed Funds.

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Non-Executive (Non-Independent) Directors					
David Clarke AO			Chairman	Member	Chairman
Executive Voting Directors					
Allan Moss AO					Member
Nicholas Moore*					Member
Laurie Cox AO					Member
Independent Directors					
Peter Kirby	Member	Member			Member
Catherine Livingstone AO	Chairman		Member		Member
Kevin McCann AM	Member	Chairman			Member
John Niland AC		Member		Member	Member
Helen Nugent AO			Member	Chairman	Member
Peter Warne	Member			Member	Member

*Mr Moore was appointed a Voting Director in February 2008. Upon Mr Moss' retirement, effective on 24 May 2008, Mr Moore will become Managing Director and CEO.

Remuneration approach

The cornerstone of the Macquarie Group's success is a remuneration approach that encourages staff to deliver superior returns for shareholders over time by aligning the short and long-term interests of staff and shareholders; and by attracting and retaining high quality people. These are pre-requisites to the establishment of a truly performance-based, growth-oriented culture.

Alignment between the interests of staff and shareholders is established by understanding the business drivers of superior shareholder performance over time – while recognising that historically, and often for short periods of time, markets may diverge from a company's underlying value. Independent research demonstrates that the critical business drivers of superior shareholder returns are growth in net profit after tax and return on equity. Macquarie's remuneration approach is, therefore, designed to provide staff with the incentive to strive for sustainable earnings growth, while encouraging the efficient use of available capital to maintain a high return on ordinary capital.

Staff attraction and retention is also encouraged by providing remuneration outcomes that are globally competitive. With over 5200 staff based outside Australia and 57 per cent of revenue generated offshore, offering globally competitive remuneration is a necessity if the Group is to sustain the shareholder returns that have been achieved historically. Staff mobility between countries also makes this essential for staff based in Australia.

The structure of the key elements of the remuneration package provides an appropriate balance between short and longer term incentives.

More specifically:

Fixed remuneration, in the form of a base salary, is low relative to senior roles in other Australian corporations, encouraging executives to take a more performance-oriented approach. In 2008, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, approximately three per cent of their total remuneration. The remaining 97 per cent of their 2008 remuneration, a direct result of Macquarie's continued strong financial performance, was entirely at risk.

Profit share is truly variable. It is allocated to businesses and, in turn, to individuals based on performance, primarily reflecting relative contributions to profits while taking into account capital usage. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, in assessing the performance of individuals, other factors such as how business is done, long-term sustainability, people leadership and adherence to Macquarie's Goals and Values are taken into account. The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Group's financial reporting, risk management processes or information systems. For executives with specific fund responsibilities, the performance of the relevant funds and the underlying assets is critical in determining that individual's profit share allocation. In general, staff are motivated to work co-operatively given that their profit share allocation will reflect the Group's overall performance, the relative performance of their business, as well as their individual contribution.

The outcome of using growth in net profit after tax and return on equity as drivers of performance is that:

- for a given level of net profit after tax, other things being equal, the total profit share will be less if more capital is used to generate it.
- for a given level of capital employed, the total profit share will rise or fall with the level of net profit after tax. In other words, the Group's total profit share pool increases with performance and no maximum ceiling is imposed. This is consistent with the alignment of staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Profit share is deployed in ways that encourage a longer-term perspective and alignment with shareholders' longer term interests, which, in turn, encourages the maximisation of profit, while not exposing the Group to risk or behaviours that would jeopardise long-term profitability or reputation. Further, it promotes staff retention. More specifically, for the Chief Executive Officer and other Executive Committee Members:

- 20 per cent of each annual profit share allocation is retained for 10 years and is subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed funds.
- in response to investor feedback, in 2008, an additional 10 per cent of profit share will be invested in Macquarie Group shares and retained for three years, except in the case of Mr Moss who is retiring in May 2008. In 2009, this amount will rise to 35 per cent for the new Chief Executive Officer and Managing Director, Mr Moore, and 20 per cent for other Executive Committee members

– all Executive Directors are required to hold the deemed after tax equivalent of 10 per cent of their profit share over the last five years, or 10 years in the case of Executive Committee members, in Macquarie Group shares.

Options over Macquarie shares are issued to approximately the most senior 20 per cent of staff based on performance and promotion. Options vest in three tranches after two, three and four years, giving an average vesting period of three years. In addition, options granted to Executive Directors may only be exercised if a challenging performance hurdle is met. The performance hurdle for members of the Executive Committee is for Macquarie's three year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX 100 Index.

Hedging is forbidden in relation to unvested options, shares held to meet the minimum shareholding requirement, and shares held by Executive Committee members pursuant to the new requirement to allocate an additional profit share component into Macquarie shares. Executives are required to conduct trading in Macquarie shares only during designated trading windows.

Executive Directors who leave Macquarie may receive payments in respect of their vested retained profit share (subject to there being no disqualifying event) and, subject to regional variations, may be entitled to other contractual or statutory payments including notice, accrued service related benefits, and/or pension or superannuation benefits. They may also exercise vested options for a period of up to six months after termination. However, no other contractual termination entitlements exist.

This remuneration approach is managed through strong governance structures and processes. Conflicts of interest are managed proactively and assiduously, with the Board Remuneration Committee making recommendations to the Non-Executive Directors of the Board on key decisions that have not been delegated to the Remuneration Committee.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and to reflect the time commitment and responsibilities involved, within the shareholder approved aggregate limit.

In these ways, superior returns over time have been generated for shareholders.

Non-Executive Remuneration

For a description of Non-Executive Director remuneration arrangements, including an explanation of the components of Non-Executive Director remuneration, refer to the Remuneration Report in the Macquarie Group 2008 Annual Report.

		Total Non-Executive Director Remuneration $
D.S. Clarke, Chairman (a)	**2008**	**776,250**
	2007	–
J.G. Allpass (b)	**2008**	**104,945**
	2007	322,863
M.R.G. Johnson (c)	**2008**	**127,424**
	2007	–
P.M. Kirby	**2008**	**257,958**
	2007	221,375
C.B. Livingstone	**2008**	**331,600**
	2007	271,400
B.R. Martin (d)	**2008**	**–**
	2007	76,458
H.K. McCann	**2008**	**309,575**
	2007	259,625
J.R. Niland	**2008**	**262,542**
	2007	236,424
H.M. Nugent	**2008**	**273,500**
	2007	245,125
P.H. Warne (e)	**2008**	**206,417**
	2007	–
Total	**2008**	**2,650,211**
	2007	1,633,270

(a) Non-Executive from 1 April 2007.
(b) Retired from Board on 19 July 2007.
(c) Non-Executive from 1 April 2007;
retired from Board on 19 July 2007.
(d) Retired from Board on 20 July 2006.
(e) Appointed to Board effective 1 July 2007.

Executive Remuneration

For a description of executive remuneration arrangements, including an explanation of the components of Executive Director remuneration, refer to the Remuneration Report in the Macquarie Group 2008 Annual Report.

Remuneration approach

Name and Position			Short-Term Employee Benefits		
			Salary (including superannuation) $A	Performance related remuneration $A	Total short-term employee benefits $A
Executive Directors					
L.G. Cox	Executive Director, Macquarie Capital	**2008**	**396,270**	**1,000,912**	**1,397,182**
		2007	395,886	1,139,168	1,535,054
N.W. Moore	Head – Macquarie Capital	**2008**	**517,573**	**18,726,921**	**19,244,494**
		2007	517,490	22,801,375	23,318,865
A.E. Moss	Managing Director and Chief Executive Officer	**2008**	**670,928**	**27,223,798**	**27,894,726**
		2007	670,819	23,178,183	23,849,002
Other Executives					
J.K. Burke	Head – Equity Markets Group	**2008**	**383,387**	**12,200,292**	**12,583,679**
		2007	383,325	10,550,610	10,933,935
M. Carapiet	Joint Head – Macquarie Capital Advisers	**2008**	**383,387**	**13,189,505**	**13,572,892**
		2007	383,325	15,825,915	16,209,240
A.J. Downe	Head – Treasury and Commodities Group	**2008**	**479,234**	**11,738,659**	**12,217,893**
		2007	479,157	15,072,300	15,551,457
P.J. Maher	Head – Financial Services Group	**2008**	**455,273**	**3,297,376**	**3,752,649**
		2007	455,199	3,202,864	3,658,063
N.R. Minogue	Head – Risk Management Group	**2008**	**431,311**	**3,462,245**	**3,893,556**
		2007	431,241	4,144,882	4,576,123
W.R. Sheppard	Deputy Managing Director	**2008**	**517,573**	**3,363,324**	**3,880,897**
		2007	517,490	6,782,535	7,300,025
G.C. Ward	Chief Financial Officer	**2008**	**431,311**	**3,528,193**	**3,959,504**
		2007	432,211	3,956,479	4,388,690
Former Executive Directors and Executives					
D.S. Clarke	Chairman	**2008**	**–**	**–**	**–**
Retired from executive responsibilities from 31 March 2007		2007	335,410	17,595,026	17,930,436
M.R.G. Johnson	Executive Director, Macquarie Capital	**2008**	–	–	–
Retired from executive responsibilities from 31 March 2007		2007	229,995	1,601,432	1,831,427
W.J. Moss	Head – Banking and Property Group	**2008**	–	–	–
Retired from executive responsibilities from 30 March 2007		2007	383,325	27,789,553	28,172,878
Total Remuneration – Executive Key Management Personnel		**2008**	**4,666,247**	**97,731,225**	**102,397,472**
		2007	5,614,873	153,640,322	159,255,195

Long-Term Employee Benefits			Shared-Based Payments			Total Remuneration
Restricted profit share	Earnings on prior year restricted profit share	Total long-term employee benefits	Shares	Options	Total share-based payments	
$A	$A	$A	$A	$A	$A	$A
250,228	**(54,098)**	**196,130**	**–**	**85,394**	**85,394**	**1,678,706**
284,792	77,283	362,075	–	58,920	58,920	1,956,049
5,350,549	**(2,194,999)**	**3,155,550**	**2,675,274**	**1,676,580**	**4,351,854**	**26,751,898**
5,700,344	2,478,509	8,178,853	–	1,396,821	1,396,821	32,894,539
–	**(4,877,847)**	**(4,877,847)**	**–**	**1,738,565**	**1,738,565**	**24,755,444**
5,794,546	2,437,804	8,232,350	–	1,408,466	1,408,466	33,489,818
3,485,798	**292,941**	**3,778,739**	**1,742,899**	**605,121**	**2,348,020**	**18,710,438**
2,637,652	584,091	3,221,743	–	497,409	497,409	14,653,087
3,768,430	**(1,449,207)**	**2,319,223**	**1,884,215**	**1,371,250**	**3,255,465**	**19,147,580**
3,956,479	1,674,341	5,630,820	–	1,077,890	1,077,890	22,917,950
3,353,903	**(3,203,246)**	**150,657**	**1,676,951**	**801,132**	**2,478,083**	**14,846,633**
3,768,075	1,567,560	5,335,635	–	604,805	604,805	21,491,897
942,107	**(729,050)**	**213,057**	**471,054**	**300,718**	**771,772**	**4,737,478**
800,716	366,902	1,167,618	–	274,085	274,085	5,099,766
989,213	**(932,937)**	**56,276**	**494,606**	**370,303**	**864,909**	**4,814,741**
1,036,221	463,166	1,499,387	–	314,359	314,359	6,389,869
960,950	**(1,621,746)**	**(660,796)**	**480,475**	**488,419**	**968,894**	**4,188,995**
1,695,634	847,754	2,543,388	–	416,711	416,711	10,260,124
1,008,055	**(677,098)**	**330,957**	**504,028**	**320,316**	**824,344**	**5,114,805**
989,120	310,641	1,299,761	–	273,509	273,509	5,961,960
–	**–**	–	**–**	–	**–**	**–**
–	1,209,653	1,209,653	–	(170,207)	(170,207)	18,969,882
–	–	–	–	–	–	**–**
–	391,265	391,265	–	155,988	155,988	2,378,680
–	–	**–**	–	**–**	–	**–**
–	1,377,085	1,377,085	–	1,060,797	1,060,797	30,610,760
20,109,233	**(15,447,287)**	**4,661,946**	**9,929,502**	**7,757,798**	**17,687,300**	**124,746,718**
26,663,579	13,786,054	40,449,633	–	7,369,553	7,369,553	207,074,381

With the exception of 31 March 2005, the financial information presented below have been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

Years ended 31 March

	1999	2000	2001
Financial performance ($ million)			
Total income from ordinary activities	904	1,337	1,649
Total expenses from ordinary activities	(686)	(1,036)	(1,324)
Profit from ordinary activities before income tax	218	301	325
Income tax expense	(53)	(79)	(53)
Profit from ordinary activities	165	222	272
Profit attributable to minority interests	—	—	1
Macquarie Income Securities distributions	—	(12)	(31)
Profit from ordinary activities after income tax attributable to ordinary equity holders	165	210	242
Financial position ($ million)			
Total assets	9,456	23,389	27,848
Total liabilities	(8,805)	(22,154)	(26,510)
Net assets	651	1,235	1,338
Total loan assets	4,002	6,518	7,785
Impaired assets (net of provisions)	44	23	31
Share information[(a)]			
Cash dividends per share (cents per share)			
Interim	30	34	41
Final	38	52	52
Special	—	—	—
Total	68	86	93
Basic earnings per share (cents per share)	101.3	124.3	138.9
Share price at end of period ($)	19.10	26.40	27.63
Ordinary share capital (million shares)[(b)]	161.1	171.2	175.9
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	3,077	4,520	4,860
Net tangible assets per ordinary share ($)[(c)]	4.11	5.8	5.15
Ratios			
Return on average ordinary shareholders' funds (%)	26.8	28.1	27.1
Dividend payout ratio (%)	67.2	70.0	67.5
Expense/income ratio (%)	75.9	77.5	80.3
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	1.1	0.3	0.4
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.1	0.1
Assets under management ($ billion)[(e)]	22.8	26.3	30.9
Staff numbers[(f)]	3,119	4,070	4,467

[(a)] Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
[(b)] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
[(c)] Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

2002	2003	2004	2005	2006	2007	**2008**
1,822	2,155	2,823	4,197	4,832	7,181	**8,248**
(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	**(6,043)**
355	460	685	1,158	1,287	1,928	**2,205**
(76)	(96)	(161)	(288)	(290)	(377)	**(317)**
279	364	524	870	997	1,551	**1,888**
—	(3)	(3)	(29)	(52)	(57)	**(51)**
(29)	(28)	(27)	(29)	(29)	(31)	**(34)**
250	333	494	812	916	1,463	**1,803**
30,234	32,462	43,771	67,980	106,211	136,389	**167,250**
(27,817)	(29,877)	(40,938)	(63,555)	(100,874)	(128,870)	**(157,189)**
2,417	2,585	2,833	4,425	5,337	7,519	**10,061**
9,209	9,839	10,777	28,425	34,999	45,796	**52,407**
49	16	61	42	85	88	**165**
41	41	52	61	90	125	**145**
52	52	70	100	125	190	**200**
—	50	—	40	—	—	**—**
93	143	122	201	215	315	**345**
132.8	164.8	233.0	369.6	400.3	591.6	**670.6**
33.26	24.70	35.80	48.03	64.68	82.75	**52.82**
198.5	204.5	215.9	223.7	232.4	253.9	**274.6**
6,602	5,051	7,729	10,744	15,032	21,010	**14,504**
7.94	8.23	10.72	13.97	16.63	22.86	**28.18**
18.7	18.0	22.3	29.8	26.0	28.1	**23.7**
73.6	87.4[(d)]	53.2	53.2	54.4	54.3	**52.2**
80.5	78.7	75.7	72.4	73.4	73.2	**73.3**
0.5	0.2	0.6	0.3	0.5	0.4	**0.6**
0.2	0.0	0.3	0.2	0.2	0.1	**0.3**
41.3	52.3	62.6	96.7	140.3	197.2	**232.0**
4,726	4,839	5,716	6,556	8,183	10,023	**13,107**

[(d)] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

[(e)] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

[(f)] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Investor information

Shareholder calendar

Shareholders may wish to note the following dates:

2008

Date	Event
20 May	Full-year result announcement
30 May	Record date for ordinary final dividend
4 July	Payment date ordinary final dividend
23 July	2008 Annual General Meeting
30 September	First half financial year end
18 November*	Half-year result announcement
28 November*	Record date for ordinary interim dividend
19 December*	Payment of ordinary interim dividend

2009

Date	Event
31 March	Full-year financial year end

2008 Annual General Meeting

This year's meeting will be at 10.30 am on Wednesday, 23 July 2008 at the Palladium at Crown, Level 1, Crown Towers, 8 Whiteman Street, Southbank, Melbourne. Details of the business of the meeting will be forwarded to shareholders separately.

Stock exchange listing

Macquarie Group Limited is listed on the ASX and its ordinary shares trade under the code MQG.

Dividend details

The Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim results announcements. The proposed dates for the 2008 final dividend and the 2009 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
20 May 2008	30 May 2008	4 July 2008
18 November 2008*	28 November 2008*	19 December 2008*

* These dates are subject to change.

Dividend Reinvestment Plan (DRP)

The DRP allows shareholders to apply their dividends to acquire new Macquarie Group Limited shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by the DRP rules) minus a 2.5 per cent discount.

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060 Australia
Tel: +61 3 9415 4000
Freecall: 1300 554 096
Fax: +61 3 9473 2500
Email: sydney.services@computershare.com.au
Website: www.computershare.com

All other enquiries relating to your Macquarie Group Limited share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000 Australia
Tel: +61 2 8232 5006
Fax: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Group's company secretary, Dennis Leong, may be contacted on the above numbers.

Website

To view the Shareholder Review, the Interim and Annual Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Designed by Frost Design, Sydney   Print management by Octopus Solutions

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

This report is printed on Monza Recycled paper stock, which has 55 per cent recycled fibre content. Monza paper is sourced from sustainable, well managed forests and is Programme for the Endorsement of Forest Certification (PEFC) accredited. Monza is ISO 14001 and Integrated Pollution Prevention & Control (IPPC) accredited. It is also an Elemental Chlorine Free (ECF) paper stock. Monza Recycled is a FSC (Forest Stewardship Council) Mixed Source Certified paper.

eTree

Macquarie is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie shareholders can register to receive their shareholder communications, such as the Annual Report, electronically, by visiting www.etree.com.au/macquarie and registering their email address.



MACQUARIE

Macquarie Group Limited

Result Announcement for year ended 31 March 2008

Presentation to Investors and Analysts

20 May 2008



Allan Moss, Managing Director & Chief Executive Officer
Nicholas Moore, Managing Director and Chief Executive Officer designate
Greg Ward, Chief Financial Officer

MACQUARIE



Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited (Macquarie).

AGENDA

1. Introduction – Richard Sheppard
2. Highlights of result – Allan Moss
3. Result analysis – Greg Ward
4. Operational review and Outlook – Nicholas Moore
5. Appendix I – Funding analysis
6. Appendix II – Key facts on specialist funds
7. Appendix III – Specialist funds case study
8. Glossary

Unless otherwise specified all information is for the year ended 31 March 2008 and increases are on the prior corresponding year.

MACQUARIE


2. HIGHLIGHTS OF RESULT
Allan Moss – Managing Director and Chief Executive Officer

Macquarie Group Limited
Result Announcement for year ended 31 March 2008
20 May 2008 – Presentation to Investors and Analysts

MACQUARIE

Profit of $A1.8 billion

Consistent with guidance: 23% increase on prior year



$Am
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$A494m
$A812m
$A916m
$A1.46b
$A1.80b
2004
2005
2006
2007
2008

Throughout this report, periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated

MACQUARIE

Operating Income of $A8.2 billion

15% increase on prior year



$Am
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$A2.8b
$A4.2b
$A4.8b
$A7.2b
$A8.2b
2004
2005
2006
2007
2008

Earnings per share of $A6.71
13% increase on prior year



Acps
700
600
500
400
300
200
100
0
233cps
370cps
400cps
592cps
671cps
2004
2005
2006
2007
2008

Basic EPS.

Dividend per share of $A3.45
10% increase on prior year

- 52% payout ratio on total dividends for year ended 31 March 2008, 100% franked



Acps
400
350
300
250
200
150
100
50
0
Special dividend
122cps
201cps
215cps
315cps
345cps
2004
2005
2006
2007
2008

Assets under management of $A232 billion

18% increase on prior year



$Ab
250
200
150
100
50
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Real estate
Infrastructure
$A63b
$A97b
$A140b
$A197b
$A232b
2004
2005
2006
2007
2008

Note. Sale of Macquarie-IMM Investment Management and Macquarie ProLogis Management during year to 31 March 2008 reduced AUM by over $A6b

International income of $A4.3 billion

14% increase on prior year, Asia-Pacific up 71%

- 57% of operating income[1]
- $US/$A exchange rate strengthened from $0.60 at 1 April 2003 to $0.91 at 31 March 2008



$Am
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$A696m
$A1.3b
$A2.0b
$A3.8b
$A4.3b
2004
2005
2006
2007
2008

1. Excludes earnings on capital

Capital growth
Return on equity: 23.7%

- Consistently grown capital ahead of business requirements to allow for future growth



$Ab
$12
$10
$8
$6
$4
$2
$0
New Capital*
Macquarie Income Preferred Securities
Macquarie Income Securities
Ordinary shareholders equity
$A2.8b
$A4.4b
$A5.3b
$A7.5b
$A10.0b
2004
2005
2006
2007
2008

Excludes other minority interests. * New capital refers to the relevant year only and includes capital placements, share purchase plan, DRP and options exercises

Very well positioned

- Macquarie remains
  - — Very profitable
  - — Well capitalised
  - — Well funded
- No unusual trading exposures
- No unusual concerns with credit quality
- Reflects Macquarie's strong commitment to risk management
- Despite market conditions, global business platform has never been stronger


3. RESULT ANALYSIS
Greg
Chief Financial Officer

Macquarie Group Limited
Result Announcement for year ended 31 March 2008
20 May 2008 – Presentation to Investors and Analysts

Key drivers of year

- Strong performance from equities related businesses in Asia, Australia and Europe, especially in 1H08
- Substantial investment banking deal flow – value of transactions $A200b
- Record volumes in foreign exchange and commodity related businesses
- Record performance fees
- Assets under management up 18% on prior year to $A232b
- Expanded capital base
- Asset realisations down
- Write-down of $A293m on holdings in listed real estate investments – impact on NPAT approximately $A90m
- Continued investment in staff (total now approximately 13,000, 40% international) and new businesses
- No significant trading or credit write-downs

Comments on the second half
(6 months to 31 March 2008)

- In November 2007 we said:
  - *"Expect 2H08 result to be at least in line with 2H07 result of $A733m, but down on very strong first half because:*
    - *Equity market conditions may not be as favourable*
    - *1H08 benefited from asset sales which we do not expect to be repeated due to lower level of Held For Sale assets*
    - *Seasonal factors in some businesses"*
- During 2H08:
  - Market conditions were tougher than in 1H08, particularly debt markets but also equity markets
  - Asia-Pacific held up well, however Europe and especially the US impacted by credit market deterioration
  - Income from asset sales was significantly lower than strong 1H08
  - Write-downs of holdings in listed real estate investments
  - Increased funding costs led to wind back of mortgages business
  - NOHC restructure completed

Segment analysis
Net profit contribution by operating group

- Early adoption of new segment accounting standard: AASB8
- Segments presented in line with reporting to management: net profit by operating group[1]

	2008 $Am	2007 $Am	Contribution (%)	Movement	Key drivers
Macquarie Capital	2,915	2,573	63%	13%	Strong growth in brokerage income in Asia; M&A deal flow strong; record performance fees; staff up 37%
Equity Markets	732	417	16%	76%	Benefited from strong equity market conditions, particularly in Asia in 1H08
Treasury & Commodities	645	635	14%	2%	Very good operating conditions for foreign exchange, energy and commodities markets; debt markets impacted by credit market disruption; oil & gas realisation in 2007
Financial Services	187	141	4%	33%	Increased brokerage income; growth in CMT
Banking & Securitisation	51	143	1%	(64%)	Mortgages impacted by increased funding costs; sale of childcare investment in 2007
Funds Management	177	59	4%	200%	Sale of investment in Macquarie-IMM
Real Estate	(81)	507	(2%)	(116%)	Write down on holdings in listed real estate investments; sale of investments in Goodman Group and UK office park assets in 2007
Total net profit	**4,626**	**4,475**		**3%**	
Corporate[2]	(2,823)	(3,012)		(6%)	Increased capital resulted in higher earnings on capital, profit share expense broadly in line with prior year
Net profit after tax	**1,803**	**1,463**		**23%**	

1. The net profit of an operating group includes income from external customers and transactions with other operating groups, direct operating costs (e.g. salaries & wages, occupancy costs and other direct operating costs), internal management charges, and excludes certain corporate costs not recharged to operating businesses. The amounts are before income tax.
2. Includes Group Treasury, Head Office and central support functions. Costs within Corporate include unallocated Head Office costs, employment related costs, earnings on capital, derivative volatility, income tax expense and amounts attributable to minority interests.

Operating income
15% increase on prior year to $A8.2b



$Ab
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Asset and equity investment realisations and other income
Interest income
Trading income
Fee and commission income
2004
2005
2006
2007
2008

Diversity of operating income*



Dividends & distributions, 1.0%
Share of net profits of associates, 1.9%
Net interest income, 8.1%
Interest rate products, 1.2%
Foreign exchange products, 3.0%
Commodities products, 4.5%
Equity derivatives products, 13.4%
Other fee and commission income, 2.3%
Funds under administration, 1.7%
Banking, lending and securitisation 0.8%
Financial products and cross border leasing, 1.6%
Other, 2.6%
Brokerage and commissions – retail, 3.3%
Base funds management fees, specialist funds, 7.2%
Base funds management fees, other funds, 3.8%
Performance fees, 4.4%
Income from asset realisations, 11.2%
Mergers and acquisitions, advisory and underwriting, 16.8%
Brokerage and commissions – wholesale, 11.1%

* Operating income for the year ended 31 March 2008. Excludes net impairment charges.

Fee and commission income
31% increase on prior year to $A4.6b



$Am
Mar 2006
Mar 2007
Mar 2008
1600
1400
1200
1000
800
600
400
200
0
Base fees
Performance fees
M&A, Advisory and Underwriting
Brokerage and Commissions
Wrap and Other Administration Fee Income
Financial Products
Banking, Lending & Securitisation
Other fee and commission income

- Approximately 20% of total Group operating income from specialist funds or managed asset agreements
  - — Approx 10.8% of operating income derived from base and performance fees from Macquarie Capital Funds, Real Estate funds and managed asset agreements
  - — Approx 5.3% of operating income derived from advisory and underwriting fees paid by Macquarie Capital Funds and Real Estate funds
  - — Approx 4.2% of operating income derived from sale of assets from MQG to Macquarie Capital Funds and Real Estate funds

Funds management income
AUM up 18% on prior year to $A232b
Base Fees up 22% on prior year to $A958m



AUM & Base fees
AUM ($Ab)
Base Fees ($Am)
Infrastructure
Real estate
Other specialist
FSG/FMG - retail
FSG/FMG - wholesale
Base fees
2004
2005
2006
2007
2008



Performance fees
$Am
Infrastructure
Real estate
Other specialist
FSG/FMG
2004
2005
2006
2007
2008

- Significant performance fees from MAG, MIC, DUET, MDIF
- New funds include MEIF III, MIP II, Retirement Villages Group, MGOP, ADCB-Macquarie Infrastructure Fund, Macquarie NPS REIT
- Growth offset by:
  - — Macquarie-IMM sale ($A5.4b of AUM) and MPR acquisition by ProLogis ($A1.1b of AUM)
  - — Lower FSG/FMG AUM due to decline in equity indices
  - — Strengthening AUD reducing value of AUM denominated in foreign currencies
- Strong demand for unlisted international funds continues, significant capital raised from investors during the year

Record specialist fund raisings

- $A22.4b raised over the 12 months to 31 March 2008
- 75% from international investors and 85% into unlisted funds or syndicates



$Ab
25
20
15
10
5
0
2005
2006
2007
2008

	Fund	Raising ($Ab)
■	Unlisted infrastructure	7.74
	Listed Infrastructure	2.95
■	Unlisted Real Estate	5.39
■	Listed Real Estate	0.34
□	EMG Funds	2.50
■	Other	3.46
FY08 TOTAL		**$A22.4b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2007 to 31 Mar 2008, including equity raised via DRP. Includes committed, uncalled capital.

High equity broking volatility and volumes

- Globally there has been an increase in volumes traded
  — Average volumes in markets in which we operate significantly up on prior year
- 2H08 characterised by increased volatility



Market Turnover
Index
200
180
160
140
120
100
80
60
Asian market turnover *
ASX market turnover ^
Average
+43%
Mar
2006
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2007
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2008
Feb
Mar
Apr

* Index in USD. Represents the total market turnover for the following locations: Hong Kong, Korea, Taiwan, Japan, Thailand, Singapore, Malaysia, Philippines, Indonesia and India. Source: Market exchanges. ^ Index in AUD. Source: IRESS.

Net trading income
49% increase on prior year to $A1.9b


$Am
1200
1000
800
600
400
200
0
Equity Derivative Products
Commodities Products
Foreign Exchange Products
Interest Rate Products
Mar 2006
Mar 2007
Mar 2008

	Mar 08 $Am	Mar 07 $Am	
Net Trading Income *(as reported)*	**1,835**	**1,047**	
Revaluation of derivatives instruments[1]	(28)	61	
Accounting for swaps[2]	116	184	
Adjusted Net Trading Income	**1,923**	**1,292**	**+49%**

- Highly favourable equities market conditions in 1H, especially in Asia
- Increased demand and strong market conditions benefiting commodities and FX products
- Debt markets activity substantially down on strong 1H

1. Represents the net income or expense from the revaluation of derivatives that are economically hedging an exposure but do not qualify as a hedge for reporting purposes. The main impact relates to derivatives used to hedge the MIPS instrument. This item is reported separately in this presentation so as not to distort the trading income derived from other products.
2. The cash flows on swaps that are used to hedge interest rate risk are classified as trading income for the purposes of statutory reporting. For the purpose of this presentation, the net impact of these swaps is removed from trading income and adjusted against net interest income to show the true net margin earned on interest bearing balances.

Net interest income
29% increase on prior year to $A701m


Income $Am
Margin %
700
600
500
400
300
200
100
0
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Loans (ex Mortgages)
Mortgages
Mar 2006
Mar 2007
Mar 2008
Average margin (RHS)

	Mar 08 $Am	Mar 07 $Am	
Net Interest Income *(as reported)*	**817**	**728**	
Accounting for swaps*	(116)	(184)	
Adjusted Net Interest Income*	**701**	**544**	**+29%**

- Average loan volumes (ex-Mortgages) up 37% since March 2007
  - 2H average volumes up only 4% over 1H
- Mortgage origination in Aust substantially reduced; ceased in US
- Declining margins primarily due to increased funding costs

* The cash flows on swaps that are used to hedge interest rate risk are classified as trading income for the purposes of statutory reporting. For the purpose of this presentation, the net impact of these swaps is removed from trading income and adjusted against net interest income to show the true net margin earned on interest bearing balances.

Income from asset & equity investment realisations and other transactions

	Mar 08 $Am	Mar 07 $Am	Mar 06 $Am
Asset & equity investment realisations			
Profit on disposal of assets and equity investments	1,040	1,098	306
Gains on Goodman Group	-	302	-
Other			
Dividends, distributions and equity accounting income	247	326	214
Net income from businesses held for sale	(28)	41	(18)
Write down of holdings in listed real estate investments	(293)	-	-
Other	(15)	99	20
Total	**951**	**1,866**	**522**

- Contribution from asset realisations strongest in 1H08 (1H: $A714m; 2H $A326m)
- Equity accounted income reduced
  - — Lower operating results of associates
  - — Realisation of investments in associates including Macquarie ProLogis Management and Goodman Group
- Write-down of holdings in listed real estate investments of $A293m

Equity investments[1] of $A6.3b
Alignment of interests with investors

- Substantial investments held in Macquarie-managed funds and listed fund managers: $A3.6b at 31 Mar 2008
  - — Listed funds and listed fund managers: $A3.0b – net unrealised gains of approx $A281m[2]
  - — Unlisted funds: $A0.6b – no material concerns with carrying value
- Other investments: $A2.7b – net unrealised gains of approx $A197m[2], no material concerns with carrying value



$Ab
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Market value2
Mar-07
Mar-08
Investments at Cost3
Macquarie Airports
Macquarie Communications Infrastructure Group
Macquarie Diversified (AA) Trust
Macquarie Infrastructure Company
Macquarie Infrastructure Partners
Macquarie Korea Infrastructure Fund
Macquarie Media Group
Other Macquarie-managed infrastructure funds
Other Macquarie-managed specialist funds
Puget Energy
Macquarie Air Finance
Tatarius
Exchange seats
Resources & energy
Financial services/investment management
Other investments in associates
Market value
Macquarie Capital Alliance Group
Macquarie CountryWide
Macquarie European Infrastructure Funds
Macquarie Infrastructure Group
Macquarie International Infrastructure Fund
Macquarie MEAG Prime REIT
Macquarie Office Trust
Other Macquarie-managed real estate funds
European Directories
Spirit Finance
Medallist
Thames Water
JV fund managers
Real estate investments (excl funds)
Other investments
Other investments available for sale

1. Equity investments reported here include those investments that are not currently classified as Held for Sale. It includes investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months.
2. Based on market value at16 May 2008 for Macquarie managed funds and listed fund managers. Market value calculated as carrying value for unlisted investments, and market value of listed investments.
3. Cost represents the cost to Macquarie plus equity accounted profits/losses of associates. It excludes the fair value adjustments for investments classified as Available for Sale.

Positions in listed specialist funds and listed fund managers

	Book value @ 31 March 2008			Market value @ 16 May 2008	Unrealised gain/(loss) @ 16 May 2008
	$Am				
Macquarie Airports (MAp)	930	-	930	1,106	176
Macquarie Capital Alliance Group (MCQ)	141	-	141	95	(46)
Macquarie Communications Infrastructure Group (MCG)	279	-	279	360	81
Macquarie Infrastructure Company (NYSE listed)	82	-	82	103	21
Macquarie Infrastructure Group (MIG)	581	-	581	618	37
Macquarie International Infrastructure Fund (SGX listed)	82	-	82	73	(9)
Macquarie Korea Infrastructure Fund (KRX listed)	62	-	62	78	16
Macquarie Media Group	155	-	155	166	11
Total Infrastructure	**2,312**	**-**	**2,312**	**2,599**	**287**
Macquarie CountryWide (MCW)	270	(113)	157	183	26
Macquarie Office Trust (MOF)	225	(99)	126	150	24
Macquarie Leisure Trust (MLE)	23	-	23	26	3
Macquarie DDR Trust (MDT)	16	(9)	7	9	2
Macquarie Central Office CR-REIT (KRX listed)	27	-	27	31	4
Macquarie MEAG Prime REIT (SGX listed)	239	-	239	223	(16)
J-REP Co Ltd (TSE listed real estate funds manager)	175	(72)	103	54	(49)
Total Real Estate	**975**	**(293)**	**682**	**676**	**(6)**
Total	**3,287**	**(293)**	**2,994**	**3,275**	**281**

Except for the investment in J-REP, the write-downs of investments brought the book value into line with the market value at 31 March 2008. The investment in J-REP was written down to the value of net tangible assets at 31 March 2008.
Excludes investments held under the DPS arrangements.

Held for Sale Assets and Investments[1]
Over $A1b sold since March 2007



$Am
2,500
2,000
1,500
1,000
500
0
On balance sheet
Acquisitions
Disposals
Mar 2006
Sep 2006
Mar 2007
Sep 2007
Mar 2008

- $A752m of Held for Sale assets at 31 March 2008 include:
  - New World Gaming Partners (Gateway Casinos)
  - Express Offshore Transport
  - Taurus Aerospace Group LLC
  - Hobart International Airport
- Over $A1b of assets sold since March 2007, all at satisfactory prices, include:
  - Boart Longyear
  - ATM Solutions
  - Icon Parking
  - Taiwan Broadband Communications
  - Red Bee Media

1 Held for Sale (HFS) assets and investments are those with carrying value that will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as HFS when it is highly probable that the asset will be sold in the 12 months subsequent to being classified as such.

Operating expenses and headcount



$Ab
Income (LHS)
Expenses (LHS)
Expense to income ratio (RHS)
Expense to income ratio (%)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
80
79
78
77
76
75
74
73
72
71
70
2004
2005
2006
2007
2008

- Expense/income ratio 73.3% – broadly in line with prior year
- Headcount up 31% on prior year to approximately 13,000 staff, including:
  - Giuliani Capital Advisors +100 staff
  - CIT Systems Leasing +180 staff
  - Orion Financial +130 staff

Taxation

	Mar 08 %	Mar 07 %
Corporate tax rate	**30.0**	**30.0**
Rate differential on offshore income	(14.3)	(10.6)
Non-deductible distribution paid/provided on MIS	0.5	0.5
Non-deductible options expense	1.7	1.4
Other	(2.9)	(0.8)
Effective tax rate	**15.0**	**20.5**

- Increase in offshore activities, especially in Asia-Pacific region
- Offshore capital gains (eg. Macquarie-IMM)

Funding and liquidity

- Well funded
- Liquid assets of $A18.3b for the Group, increased to a level which is approximately 3 times the level at 31 March 2007
- Since August 2007, significant term funding of $A17b has been raised and deposits have increased 30% to $A13.2b from $A10.2b
- Access to public bond markets has been challenging since August 2007
- Some signs of improvement, however, if not sustained over medium term, and other existing avenues of term funding mentioned above become unavailable, may need to consider a reduction in term assets

Funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MGL provides funding predominantly to the Non-Banking Group
- MBL provides funding to the Banking Group as well as a transitional bridging loan to MGL as part of the Group's restructure
  - — The bridging loan is an unsecured amortising two-year committed facility. At 31 March 2008, $A8.8b was outstanding



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Bridging Loan
Debt & Equity
Debt and Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non Banking Group

Group funding requirements

	Mar 08 $Ab
Total assets per Statutory Balance Sheet	**167.2**
Less accounting gross-ups and non-recourse funded assets:	
Self funded trading assets	(28.9)
Securitised assets and non-recourse warehouses	(25.2)
Derivative revaluation gross-ups	(18.6)
Life investment contracts and other segregated assets	(8.3)
Broker settlement balances	(5.8)
Other	(7.6)
Total funding requirement	**72.8**
Banking Group	53.9
Non Banking Group	18.9
Total funding requirement	**72.8**

Funding for the Group

Balance sheet composition	$Ab
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	8.2
Other bank loans	0.3
Bonds	8.1
Senior credit facility	9.0
Deposits	13.2
Subordinated debt	2.3
Hybrid	0.8
Equity	9.2
Undrawn Senior credit facility	(4.1)
Total funding sources	**72.8**
Assets	
Cash and liquid assets	20.8
Net trading assets	11.3
Loan assets – less than one year	13.4
Assets held for sale	0.8
Other investment securities	2.6
Loan assets – greater than one year	17.6
Investment in Macquarie managed funds and equity investments	6.3
Total funded assets	**72.8**

A$27.3b (Assets held for sale, Other investment securities, Loan assets – greater than one year, Investment in Macquarie managed funds and equity investments)

Diversity of funding sources ($Ab)



Secured funding, $A8.2
Bonds, $A8.1
Equity, $A9.2
Hybrid, $A0.8
Deposits, $A13.2
Total (including undrawn) = $A76.9b[1]
Negotiable certificates of deposit, $A12.2
Commercial paper, $A7.6
Other issued paper, $A6.0
Other bank loans, $A0.3
Subordinated debt, $A2.3
Drawn Senior credit facility, $A4.9
Undrawn Senior credit facility, $A4.1

Term funding (drawn and undrawn) maturing beyond 1 year[1] (including equity)



$Ab
14
12
10
8
6
4
2
0
Equity
Hybrid
Subordinated debt
Debt
Total = $A30.9b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1 Includes undrawn component of the Senior credit facility of A$4.1 billion.
Refer to Appendix I for separate funding analysis of the Banking and Non Banking Groups.

Recent funding experience

Funding source	Category	Initiative	Current approx. increased spread compared to pre-Aug 2007 levels (bps)
Deposits	Deposits	▪ Up $A3.0b (30%) since Aug 2007 to $A13.2b at Mar 2008	0-20
Issued paper	Domestic Negotiable Certificates of Deposit (NCD)	▪ Short term issues up $A2.4b (32%) since Aug 2007 to $A10.0b at Mar 2008	0-15
Issued paper	Offshore Commercial Paper	▪ ECP down $A3.9b (42%) since Aug 2007 to $A5.3b at Mar 2008	0-30
		▪ USCP down $A1.6b (46%) since Aug 2007 to $A1.9b at Mar 2008	0-30
Secured finance	Asset refinancing including mortgages and margin loans	▪ Approx $A10.9b in asset secured or non recourse financing since Aug 2007 through securitisations, bond issues, repurchase agreements, increased warehouses	20-100 (weighted average approx. 30 bps)
Senior credit facility	Senior credit facility	▪ $A9.0b facility; weighted average overall credit spread of 50 bps	10-20
		▪ Successful early extension of most of the $A1.6b Standby Facility	
		- $A1b extended to May 2009	-
		- $A225m converted to a 3 year term facility with a credit margin of 140 bps	100-110
Issued paper and bonds	Capital markets issuance and long-term NCD	▪ $A4.6b raised with maturities 12 months or longer since Aug 2007 mainly in private placements	0-100
		▪ No public bond issues	

Funding programmes

- Both MGL and MBL have debt programmes in place to access the key capital markets in Australia, Europe, Asia and the US as opportunities arise
  - — MGL Debt Instrument Programme (Australia, Europe & Asia)
  - — MGL Rule 144A/Medium Term Note Programme (US)
  - — MBL Debt Instrument Programme (Australia, Europe & Asia)
  - — MBL Rule 144A/Medium Term Note Programme (US)
  - — MBL Commercial Paper Programme (Europe & US)

Regulatory capital position

Macquarie Group Limited – Regulatory Capital Position (31 March 2008)



Minimum Capital Requirement
Buffer for Volatility
Growth and Strategic Flexibility
Regulatory Capital Position
Banking Group
Non Banking Group
Buffer for volatility, growth and strategic flexibility
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$Ab

- MBL accredited by APRA for advanced approaches under Basel II for credit risk (Foundation Internal Ratings Based) and operational risk (Advanced Measurement Approach)
- At 31 March 2008, buffer of approximately $A3b of capital in excess of Group's minimum capital requirements



4.OPERATIONAL REVIEW AND OUTLOOK
Nicholas Moore –
and Chief Executive Officer

Macquarie Group Limited

Result Announcement for year ended 31 March 2008

20 May 2008 – Presentation to Investors and Analysts

Strong broad-based growth

- Group growth driven by:
  - — Previous business investment
  - — Diversification by product and geography
  - — Continued strong demand for Macquarie products
- Good contribution from most operating groups. Exceptions:
  - — Real Estate Group contribution impacted by write-down on holdings in listed real estate investments
  - — Mortgages business operating result affected by effective closure of mortgage securitisation markets
- No material trading provisions or material credit write-downs
- Continuing to grow staff and focus on longer term prospects

No unusual trading exposures
Our robust risk management has proven effective in this environment.

- Main business focus is making returns by providing services to clients rather than by principal trading
- No problem trading exposures
- No material problem credit exposures
- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No problems with debt underwritings
- Only modest holdings of highly rated debt instruments partially backed by US subprime mortgages
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- No material exposures not already known to investors
- Well funded, with liquid assets of over A$18b

Geographically diverse sources of income

Note: income in each region excludes earnings on capital and other corporate items

Australia



5 year CAGR to 31 Mar 08: 20%
$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$A3.3b
+7% on prior yr
2004
2005
2006
2007
2008

Australia: 2007 included significant income from a number of asset realisations, including Goodman Group.

Asia-Pacific



$Am
5 year CAGR to 31 Mar 08: 70%
2500
2000
1500
1000
500
0
$A2b
+71% on prior yr
2004
2005
2006
2007
2008

Asia-Pacific: market conditions held up well in 2008, and the region also benefited from the realisation of the investment in Macquarie-IMM.

Europe, Africa, Middle East



$Am
2500
5 year CAGR to 31 Mar 08: 50%
2000
1500
1000
500
0
$A1.5b
-2% on prior yr
2004
2005
2006
2007
2008

Europe: 2007 was a strong year for corporate finance activity and included income from a number of asset realisations.

Americas



$Am
2500
5 year CAGR to 31 Mar 08: 53%
2000
1500
1000
500
0
$A852m
-24% on prior yr
2004
2005
2006
2007
2008

Americas: 2007 included income from significant oil and gas in realisation; 2008 impacted by credit disruption and write-downs on investment in listed real estate trusts with US assets.

Macquarie Capital

63% of Macquarie profit[1], 13% up on prior year

- Good result despite mixed market conditions
- All divisions up on last year
- Strong contribution from Asia Pacific
- International operations contributed 67% of net income
- Continued to invest in staff with more than 4,000 staff in 52 locations across 25 countries

Income by division



MacCap Products 8%
MacCap Finance 4%
MacCap Securities 19%
MacCap Advisers 45%
MacCap Advisers Funds 24%

Income by region



Asia-Pacific
Americas
Australia
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Macquarie Capital

63% of Macquarie profit[1], 13% up on prior year

- Macquarie Capital Advisers – 44% of Macquarie profit[1]
  - — Advised on over 300 transactions worth around $A200b, approximately 25% above record FY07 volumes
  - — Diverse income base across geographies and industries
    - — International offices contributed 65% of income
    - — In FY08 the Industrials industry advisory group contributed relatively more than Infrastructure advisory

Income by industry group



Infrastructure 16%
TMET 13%
Resources 14%
FIG 1%
Property 4%
Industrials 20%
Funds 32%

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Macquarie Capital

63% of Macquarie profit[1], 13% up on prior year

- Macquarie Capital Advisers (cont…)
  - — Managed funds have generated a compound annual return of 16%[2] for investors since inception
  - — $A11b in new capital raisings by funds and consortia during FY08[3]
  - — Assets under management up 28% to $A140b since 31 March 2007
    - — New assets acquired across a range of sectors, including: energy, waste, airports, airport services, tollroads, ports, communications infrastructure, utilities, media
  - — Six new funds established during FY08
    - — ADCB Macquarie Infrastructure Fund *(Middle East)*
    - — Asia Resources Fund
    - — Macquarie European Infrastructure Fund III
    - — Macquarie Global Opportunities Partners *(private equity)*
    - — Macquarie Infrastructure Partners II *(North America)*
    - — Retirement Villages Group *(Australia & New Zealand)*
  - — Post balance date
    - — JV agreement with Renaissance Capital to develop infrastructure advisory and fund management opportunities in Russia and other CIS countries
    - — MOU with State Bank of India in relation to establishment and management of Indian Infrastructure Fund with International Finance Corporation
    - — Establishment of Macquarie Special Situations Fund

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax
2 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 31 March 2008 (listed funds as at 31 March 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).
3 Includes 100% of capital raised by jointly managed funds

Macquarie Capital

63% of Macquarie profit[1], 13% up on prior year

- Macquarie Capital Securities (institutional cash equities) – 12% of Macquarie profit[1]
  - — Excellent overall result: 36% up on prior year, driven by increased volumes
  - — Asia: 48% up on prior year - now contributes 61% to total Mac Cap Securities income
  - — Australia: 7% up on prior year, continued growth in secondary market revenues
  - — Successful establishment of local equities businesses in the United States and Europe
  - — Continued strong commissions income derived by South African business
  - — Successful establishment of Alternative Strategies Division (internal Joint Venture with Equity Markets Group) – very strong volume growth
  - — Orion Securities acquisition – record secondary market revenues and very strong ECM revenues also achieved

- Macquarie Capital Products – 5% of Macquarie profit[1]
  - — Underlying result up 17% on prior year
  - — Increased issuance of retail products in Australia
  - — Launched new closed-end funds in Germany, Switzerland and Austria
  - — Total assets under management increased 3% to $A9.1b from $A8.9b at 31 March 2007 (includes assets managed by associates)

1. Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Macquarie Capital

63% of Macquarie profit[1], 13% up on prior year

- Macquarie Capital Finance – 2% of Macquarie profit[1]
  - — Result up 3% on pcp
  - — Total assets have increased 34% to $A7.3b from $A5.4b at 31 March 2007 (net funded assets of $A3.7b)
  - — Acquired CIT Systems Leasing
    - — Approximately $US750m of leased assets

Current operating environment

- — Challenging market for global investment banks
- — Lower ECM volumes globally although reasonable volumes in Asian markets
- — M&A activity has fallen globally although strong outward investment from Asia and continued M&A activity in Australia and global resources
- — Debt markets turmoil continues to limit financing for large deals; although finance still available for quality assets

Outlook

- — Expect growth in the medium term, however short-term market conditions may be challenging
- — Reasonable advisory and principal transaction pipeline
- — Significant new fund raising pipeline

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Equity Markets Group

16% of Macquarie profit[1], 76% up on prior year

- 2H08 well down on 1H08 due to reduced transaction volumes resulting from the flow through of credit market disruption to equity markets and some seasonal factors
- **Equity Products Division**
  - — Asia – very substantially up on prior year due to highly favourable market conditions in first half.
  - — Australia – down on prior year due to more difficult trading conditions and increased investment in operational infrastructure
  - — US/Europe/ Latin America/ Africa – down on prior year
- **Fund Products Division**
  - — Very substantially up on prior year
  - — Funds under management – up 163% to $A3.2b
  - — Funds under risk management[2] up 7% $A3.1b
- **Global Equity Finance Division** - Slightly up on prior year on increased structured product volumes
- **Alternative Strategies Division** - JV with Macquarie Capital Securities to offer equity derivatives, market access and financing to hedge fund clients. Excellent first year contribution.

Income by region



- Australia
- Americas
- Asia-Pacific
- Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax
2 Funds of external managers over which MQ provides hedging or risk management services

Equity Markets Group

16% of Macquarie profit[1], 76% up on prior year

Current operating environment:

- Market conditions are generally more challenging than the highly favourable conditions in 1H08
- Volumes are down for listed products in Australia and Asia

Outlook:

- Expect market conditions in global equity markets to be more challenging during the 2009 financial year

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Treasury & Commodities Group

14% of Macquarie profit[1], slightly up on prior year

- Metals & Energy Capital, Agriculture & Investor Products and Foreign Exchange the leading contributors:
  - **Metals & Energy Capital** – well down on strong prior year which included oil and gas realisation. Continued growth in oil and gas financing business and strong trading and project finance results
  - **Agricultural Commodities & Investor Products** – very substantially up on prior year benefiting from increased demand and strong market conditions. Commodity derivatives alliance formed with Nomura in Japan, in conjunction with Energy Markets Division
  - **Foreign Exchange** – substantially up on prior year benefiting from increased market volatility
- Satisfactory results across other divisions
  - **Futures** – well up on prior year with continued growth both domestically and internationally
  - **Debt Markets** – profitable but down on prior year, reasonable result in difficult market conditions. Only modest holdings of highly rated debt instruments
  - **Energy Markets** – very substantially up on prior year, continued expansion of the US power business
  - **Treasury** – now part of Group-wide Services

Income by region


Australia
Americas
Asia-Pacific
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Treasury & Commodities Group

14% of Macquarie profit[1], slightly up on prior year

Current operating environment:

- Benefiting from increased volatility across most markets
- Satisfactory volumes across the business, particularly strong volumes in commodities and foreign exchange

Outlook:

- Expect strong activity levels to continue across the business
- Deal pipeline remains strong
- Will continue selective global expansion
- Debt capital markets continue to be challenging

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Real Estate Group

(2)% of Macquarie profit[1], overall loss for year

- Net loss of $A81m for the year due to $A293m write-down on holdings in listed real estate investments
- Significant contribution from sale of Macquarie ProLogis Trust, disposal of Japanese residential portfolio, Korean office assets and Port Geographe (Western Australia) canal development
- Assets under Management (incl assoc) increased 37% to $A32.3b from $A23.6b at 31 March 2007
  - New assets in Singapore, Japan, Germany and Poland
- Continued focus on unlisted equity raisings:
  - over $A5b raised this year, majority by MGPA
  - Establishment of Korean REIT with Korean National Pension Service
- Continued profitable contribution from lending activities in Australia, US and UK

Income by region


Australia
Americas (overall loss)
Asia-Pacific
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.

Real Estate Group

(2)% of Macquarie profit[1], overall loss for year

Current operating environment:

- Sharp decline in almost all global listed real estate markets - many REITs priced well below reported NAVs
- Asset price reductions likely in most markets
- Investors waiting for evidence of financial and real estate market stabilisation

Outlook:

- Anticipate a return to profitability in FY09
- Underlying assets in listed REITs performing satisfactorily, strategies being implemented to reduce gearing
- Substantial equity in unlisted funds available for investment

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Financial Services Group
4% of Macquarie profit[1], 33% up on prior year

- Retail broking income significantly up on prior year despite lower volumes in 2H08
- Total assets under Advice/Administration/Management up 15% to $A80.9b from $A70.5b at 31 March 2007
  - CMT up 25% to $A17.6b; Wrap slightly down to $A22.5b due to negative market movements; Superannuation portfolio up 20% to $A24.5b
- Banking and Financial Services Group - merger of Financial Services Group and Banking & Securitisation Group, will provide better client service and facilitate growth
- International business expansion:
  - Signed JV agreement with Indian wealth manager Religare
  - Launched Asian private wealth business based in Singapore
- Macquarie Global Investments Division established to develop and source products for retail and wholesale investors globally
- Strategic acquisition of interests in retail foreign exchange provider, para-planning service, financial planning business and retail broker (Tolhurst)
- Ranked No 1 for service in Wealth Insights/ASSIRT Service Level Awards

Income by region


Australia
Americas
Asia-Pacific
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Financial Services Group
4% of Macquarie profit[1], 33% up on prior year

Current operating environment:

- Retail broking volumes have declined from very high levels reached during 2007
- Challenging markets, investors expected to remain cautious about equities in the short-term
- Increased demand for cash and fixed income products
- Increased compliance costs due to Anti-Money Laundering Legislation

Outlook:

- Expect retail broking volumes to remain volatile and a reduction in new issue activity
- Expect continued strong demand for cash, fixed income and wrap products
- Continued strong superannuation inflows expected, although lower than 2007
- Merged Banking and Financial Services Group will provide enhancement to product range and services and achieve cost economies

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

MACQUARIE

Banking and Securitisation Group

1% of Macquarie profit[1], substantially down on prior year

- Substantially down due to negative contribution from mortgages business
- Increased contributions from Relationship Banking and Investment Lending
- Mortgage origination in Australia substantially reduced and ceased in US. Canada continues to be supported by government-backed securitisation program
  - — Credit quality remains high across all mortgage books, default rates low and no exposure to subprime loans

Current operating environment:

- Increased cost of funding associated with global credit conditions
- Mortgage securitisation markets effectively closed, except Canada
- Reduced demand for investment lending products

Outlook:

- Expect Relationship Banking to continue to perform well with strong growth in term deposits
- Australian mortgages book expected to decline with significantly reduced new business

Income by region



Australia
Americas
Asia-Pacific
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

MACQUARIE

Funds Management Group

4% of Macquarie profit[1], very substantially up on prior year

- Very substantially up on prior year due to:
  - — Sale of Macquarie-IMM Investment Management joint venture in Korea (slightly down on prior year excluding IMM sale)
  - — Good performance fees from equities funds – top quartile rankings
- Assets under management down 9% to $A57.4b from $A63.4b at 31 March 2007, mostly due to the sale of Macquarie-IMM and significant redemptions from global property and currency mandates
- Awarded Morningstar Fund Manager of the Year for both fixed interest and domestic equities small caps (Australia) for second consecutive year

Current operating environment / Outlook:

- Market conditions remain challenging due to investor concerns around issues in credit markets
- Some signs that institutional investors are returning to the market, especially in fixed income and equity funds
- Will continue to investigate opportunities for small-scale acquisitions

Income by region



Australia
Americas
Asia-Pacific
Europe/Africa/Middle East

1 Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Global market conditions

- **Credit markets**
  - — Investor sentiment continues to improve albeit with caution
  - — More normal access to short term funding markets returning
  - — International credit market activity increasing but still well below historical levels and limited securitisation market activity
  - — Funding costs remain at significantly higher levels than pre-August 2007

- **Equity markets**
  - — Cash equity volumes have dropped off from very high levels of mid 2007 but remain reasonable
  - — Lower equity derivative volumes in Australia and Asia as a result of general market uncertainty and reduced demand for equities

Global market conditions

- **Investment banking**
  - — Challenging market for global investment banks
  - — Lower ECM volumes globally although reasonable volumes in Asian markets
  - — M&A activity has fallen globally although strong outward investment from Asia and continued M&A activity in Australia and global resources
  - — Debt markets turmoil continues to limit financing for large deals; although finance still available for quality assets

- **Global real estate**
  - — Sharp decline in almost all global listed real estate markets. Some recovery in REIT prices since mid-March but many still priced well below reported NAVs
  - — Physical real estate market uncertainty largely related to credit and financial markets uncertainty, generally low levels of new construction
  - — Asset price reductions likely in most markets, particularly secondary assets, but low transaction volumes recently
  - — Investors waiting for evidence of financial and real estate market stabilisation

Outlook

- Market conditions make short-term forecasting more difficult than usual
- The current state of financial markets means that it will be challenging to repeat last year's record performance, but this may be achievable
- However, over the medium term we continue to be well placed due to:
  - Effective risk management
  - Good businesses, committed quality staff
  - Strength, diversification and global reach of our businesses
  - Benefits of ongoing organic growth initiatives
  - Continued strong global investor demand for quality assets
  - Strong capital base
  - No problem trading exposures and no material problem credit exposures
- Opportunities for acquisitions in current environment due to our strong capital position
- No change to longstanding Group strategy

MACQUARIE



5. APPENDIX I

Funding Analysis

Macquarie Group Limited
Result Announcement for year ended 31 March 2008
20 May 2008 – Presentation to Investors and Analysts

Funding for the Banking Group

Balance sheet composition	$Ab
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	7.1
Bonds	8.1
Deposits	13.0
Subordinated debt	2.3
Hybrid	0.8
Equity	5.6
Total funding sources[1]	**62.7**
Assets	
Cash and liquid assets	18.7
Net trading assets	10.5
Loan assets – less than one year	12.4
Other investment securities	1.9
Loan assets – greater than one year	13.8
MBL Bridging loan to MGL	8.8
Non Banking Group deposit with MBL	(5.8)
Investment in Macquarie managed funds and equity investments	2.4
Total funded assets	**62.7**

Diversity of funding sources ($Ab)



Secured funding, $A7.1
Bonds, $A8.1
Subordinated debt, $A2.3
Equity, $A5.6
Other issued paper, $A6.0
Commercial paper, $A7.6
Deposits, $A13.0
Negotiable certificates of deposit, $A12.2
Total = $A62.7b
Hybrid, $A0.8

Term funding maturing beyond 1 year (including equity)



$Ab
10
9
8
7
6
5
4
3
2
1
0
Equity
Hybrids
Subordinated debt
Debt
Total = $A18.6b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1 Includes funding required for the $A8.8 billion Bridging loan from MBL to the Non-Banking Group.

Funding for the Non-Banking Group

Balance sheet composition	$Ab
Funding sources	
Secured funding	1.1
Other bank loans	0.3
Deposits	0.2
MBL Bridging loan to MGL	8.8
Senior credit facility	9.0
Equity	3.6
Undrawn Senior credit facility	(4.1)
Total funding sources	**18.9**
Assets	
Cash and liquid assets	2.1
Non Banking Group deposit with MBL	5.8
Net trading assets	0.7
Loan assets – less than one year	1.0
Assets held for sale	0.8
Other investment securities	0.8
Loan assets – greater than one year	3.8
Investment in Macquarie managed funds and equity investments	3.9
Total funded assets	**18.9**

Diversity of funding sources ($Ab)



Deposits, $A0.2
Other bank loans, $A0.3
Undrawn senior credit facility, $A4.1
Equity, $A3.6
Secured funding, $A1.1
Drawn Senior credit facility, $A4.9
Total (including undrawn) =$A23.0b[1]
MBL Bridging loan, $A8.8

Term funding (drawn and undrawn) maturing beyond 1 year[1] (including equity)



$Ab
7
6
5
4
3
2
1
0
Debt
Equity
Total = $A16.1b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5yrs

1 Includes undrawn component of the Senior credit facility of A$4.1 billion.

MACQUARIE



6. APPENDIX II

Key facts on specialist funds

Macquarie Group Limited

Result Announcement for year ended 31 March 2008

20 May 2008 – Presentation to Investors and Analysts

MACQUARIE

Specialist funds – Key facts

- **Track record**
  - — Macquarie Capital Funds have generated a compound annual return of 16%[1] for investors since inception
  - — Macquarie's listed Real Estate Investment Trusts (REITs) have generated a compound annual return of over 10[2]% for investors since inception
- **Investment discipline**
  - — Many more investments reviewed and rejected than acquired
- **Income[3] from specialist funds**
  - — Approximately 20% of total Group operating income from specialist funds or managed asset agreements
    - — Approx 10.8% of operating income derived from base and performance fees from Macquarie Capital Funds, Real Estate funds and managed asset agreements
    - — Approx 5.3% of operating income derived from advisory and underwriting fees paid by Macquarie Capital Funds and Real Estate funds
    - — Approx 4.2% of operating income derived from sale of assets from MQG to Macquarie Capital Funds and Real Estate funds
- **Sale of assets**
  - — Majority of funds: general policy to be long-term owners of assets
  - — Asset prices on material sales to third parties have in all cases equalled or exceeded directors' valuations

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 31 March 2008 (listed funds as at 31 March 2008, unlisted funds and managed assets as at 31 December 2007). Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets).

2 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation) since inception to 31 March 2008. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing).

3 Year ended 31 March 2008

Specialist funds – Key facts

- **Gearing**
  - — Macquarie Capital Funds:
    - — Predominantly essential or privileged assets with highly predictable, long term revenue streams
    - — Appropriately geared: 56%[1] average gearing across assets managed by funds
    - — Macquarie funds often invest alongside independent third party investors in infrastructure assets
    - — Asset debt provided by international syndicates of leading lenders after extensive due diligence
  - — Real Estate Funds:
    - — Assets have quality underlying fundamentals, are highly leased, with long weighted average lease terms
    - — Approximately 50%[2] average gearing across assets managed by funds
    - — Listed REIT management focus is on asset enhancement, non-core asset disposals and capital management
- **Debt maturity profile**
  - — Asset and fund debt is non-recourse to Macquarie
    - — Macquarie Capital Funds:
      - — Less than 2%[3] of the debt of Macquarie Capital Funds' managed assets requires refinancing in the next 12 months
    - — Real Estate Funds:
      - — Less than 10%[3] of the debt of Macquarie listed REITs' managed assets requires refinancing/amortisation in the next 12 months

1. Macquarie Capital Funds average gearing = Proportionate Debt / (Proportionate Debt + Proportionate Equity), where: Proportionate Debt (or Equity) is the proportion of net debt (or equity) in the assets based on the percentage ownership of the Funds' managed investment in that asset; Proportionate Equity is based on the valuation as at 31 December 2007, or cost if acquired subsequently.
2. Macquarie Real Estate Funds average gearing = Debt to Total Assets
3. At 31 March 2008

Specialist funds – Key facts

- **Robust governance framework**
  - — Each listed vehicle has its own Board with a majority of directors independent of Macquarie
  - — Each listed vehicle has its own Managing Director and/or Chief Executive Officer
  - — Staff dedicated to each fund serving interests of fund securityholders and Boards of funds
  - — Strict 'Chinese Walls' separation between the specialist funds management businesses and other parts of Macquarie
  - — Related party transactions are undertaken on arms length terms
  - — Fees are subject to third party expert review or are benchmarked to market
  - — Only independent directors, or in the case of some unlisted funds, investor representatives, make decisions about related party transactions
- **Alignment of interests between manager and fund**
  - — Significant Macquarie and staff investment in funds
    - — Macquarie Capital Funds: Total Macquarie and staff investment in the funds over $3.7b
    - — Real Estate Funds: Total Macquarie and staff investment in the funds approximately $800m
  - — Performance fee only payable where fund performance exceeds a benchmark (stock market indices or agreed rate of return)



7. APPENDIX III

Specialist funds case study

Macquarie Group Limited

Result Announcement for year ended 31 March 2008

20 May 2008 – Presentation to Investors and Analysts

Managing important assets across the globe

Strong investor support: $A70b raised over past 4 years

Macquarie Capital Funds: over 110 assets; Real Estate Funds: over 700 assets

UK
- M6 Toll
- Bristol Airport
- MEIF Renewables**
- Wales & West Utilities
- Thames Water
- Arqiva / National Grid Wireless
- Airwave
- Red Bee Media
- Moto-Motorway Services Provider
- National Car Parks
- East London Bus Group
- Steam Packet
- Wightlink
- MGPA

Poland
- Deep Sea Container Terminal
- MGPA
- Macquarie CountryWide

Netherlands
- NRE*
- European Directories#
- Obragas Net
- MGPA

Canada
- Edmonton Ring Road
- 407 ETR
- A-25
- Sea to Sky
- AltaLink
- Cardinal Power
- Whitecourt
- Chapais
- Erie Shores Wind Farm
- Hydro Power Business
- Halterm Limited
- Fraser Surrey Docks
- Leisureworld
- New World Gaming

USA
- South Bay Expressway
- Dulles Greenway
- Indiana Toll Road
- Skyway
- FastTrack Parking
- Atlantic Aviation
- AIR-serv
- Icon Parking
- Hanjin Container Terminals***
- District Energy
- Duquesne Light
- The Gas Company (Hawaii)
- American Consolidated Media
- Aquarion
- Puget Energy*
- International-Matex Tank Terminals
- Longview
- Waste Industries*
- Smarte Carte
- Penn Terminals*
- Global Tower Partners
- Macquarie DDR
- Macquarie CountryWide
- Macquarie Office
- Macquarie Leisure

Japan
- Toyo Tires Turnpike
- Ibukiyama Driveway
- Macquarie Office
- MMP REIT
- Macquarie Direct Property Fund
- MGPA
- Macquarie Goodman Asia

Singapore
- MMP REIT
- MGPA
- Macquarie Direct Property Fund

Hong Kong
- MGPA
- Macquarie Goodman Asia

South Korea
- Baekyang Tunnel
- Cheonan Nonsan Expressway
- Incheon Expressway
- Kwangju 2nd Beltway Section 1 & 3-1
- Machang Bridge
- Soojungsan Tunnel
- Daegu East Circular Road
- Incheon Grand Bridge
- Seoul Chuncheon Expressway
- Woomyunsan Tunnel
- Yongin Seoul Expressway
- Seosuwon-Osan-Pyungtaek Expressway
- SK E&S
- West Sea Power/West Sea Water
- Macquarie NPS REIT
- MCO CR-REIT
- C & M
- Busan New Port Container Terminal
- Seoul Subway #9



Belgium
- Brussels Airport
- MGPA

Denmark
- Copenhagen Airport

France
- Autoroutes Paris-Rhin-Rhône
- Trois Sources & Lomont Windfarms
- MGPA

Germany
- Warnow Tunnel
- TanQuid (tank storage business)
- Techem
- MGPA
- Macquarie Office
- Macquarie CountryWide
- GWE (heat & power)*

Italy
- Macquarie Office

Greece
- MGPA

Portugal
- Tagus Crossings

Spain
- Itevelesa

Sweden
- Arlanda Express

Switzerland
- MGPA

South Africa
- N3 Toll
- N4 Maputo Toll
- Bakwena Platinum Corridor
- Neotel
- Kelvin Power

United Arab Emirates
- Al Ain Industrial City
- Industrial City of Abu Dhabi Phase 2
- Industrial City of Abu Dhabi Phase 3
- ICAD Effluent Treatment Plant

China/Taiwan
- Taiwan Broadband Communications
- InfraVest Windpower
- Changshu Xinghua Port
- First China Property Group
- MWREF
- MMP REIT
- Hua Nan Expressway

[illegible]
- [illegible]
- Private Lifecare
- Retirement Care New Zealand
- Macquarie CountryWide
- Macquarie Leisure
- No. 1 Martin Place

Malaysia
- MGPA

Thailand
- MGPA

Australia
- Dampier – Bunbury
- Multinet
- United Energy Distrib.
- AlintaGas Networks
- Broadcast Australia
- Transtoll
- Sydney Airport
- Hobart Airport
- Westlink M7
- Eastlink
- Retirement Villages Group NSW & Vic
- Macquarie Southern Cross
- Zig Inge
- Regis Group
- Macquarie Office
- Macquarie CountryWide
- Macquarie Leisure
- MREEF
- Macquarie Direct Property Fund
- St Hillier Property

Real Estate | Airports | Communications | Energy & Utilities | Roads | Transport services | Other

As at 31 March 2008. In some cases, Macquarie or a Macquarie-managed fund has partial interest in an asset. *Subject to financial and customary closing arrangements **MEIF Renewables also located in France and Sweden ***Hanjin container terminals also located in Korea, Taiwan and Japan. #European Directories also located in Sweden, Finland, Austria, Czech Republic, Slovakia, Denmark & France.

Macquarie's operational expertise adding value



- Acquired December 2006 by a consortium led by Macquarie's unlisted European infrastructure funds

Improved Supply		2006[1]	2008[2]	Improvement since acquisition
Capital expenditure	(£ million p.a.)	554	> 990	⬆ 78% ✓
Security of Supply	(index - out of 100)	22	> 80	⬆ 263% ✓
Reduced Leakage				
Leakage	(megalitres per day)	862	< 755	⬇ (12%) ✓
Sewage works failing environmental standards	(no.)	18	nil[3]	⬇ (100%) ✓
Mains bursts	(no. per 1000 km)	479	< 370	⬇ (22%) ✓
Sewer collapses	(no.)	898	< 535	⬇ (40%) ✓

- For the six months ended 30 September 2007[4]:
  - Pre-tax profits increased by 49.8% on the prior corresponding period
  - On track to meet full year leakage targets for the second year since acquisition

1. Source: 2006 (Annual) Regulatory Review. Figures relate to year ended 31 Dec 2005 or 31 Mar 2006 depending on measure. 2. Source: 2008 Draft (Annual) Regulatory Review. Figures relate to year ended 31 Dec 2007 or 31 Mar 2008 depending on measure. 3. Subject to Environmental Authority Confirmation 4. Financial results for year ended 31 Mar 2008 due for release in week commencing 26 May 2008.

Thames Water hits leaks target

● THAMES WATER has hit its target for reducing leaks for the first time in seven years. The water supplier to most of London has a target of 810 million litres lost a day, and is now losing about 700 million. In the year to April it spent £238.9 million replacing pipes.

"I am glad that the company has met its leakage target and feel that this is representative of the positive changes achieved under the new management."

Ken Livingstone, former Mayor of London,
in answer to a question in the London Assembly,
July 2007.


8. GLOSSARY

Macquarie Group Limited

Result Announcement for year ended 31 March 2008

20 May 2008 – Presentation to Investors and Analysts

Glossary

$C	Canadian dollar
$US/USD	US Dollar
1H	First half
1H07	Half year ended 30 September 2006
1H08	Half year ended 30 September 2007
2H	Second half
2H07	Half year ended 31 March 2007
2H08	Half year ended 31 March 2008
ADCB	Abu Dhabi Commercial Bank
AGAAP	Australian Generally Accepted Accounting Principles
AMA	Advanced Measurement Approach
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
AUD/$A	Australian dollar
AUM	Assets Under Management
bps	basis points
CAGR	Compound Annual Growth Rate
CMT	Cash Management Trust
cps	cents per share
DRP	Dividend reinvestment plan
DUET/DUE	Diversified Utility and Energy Trusts

Glossary

ECM	Equity Capital Markets
ECP	European Commercial Paper
EMG	Equity Markets Group
EPS	Earnings Per Share
FIG	Financial Institutions Group
FIRB	Foreign Investment Review Board
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
HFS	Held for sale
JV	Joint Venture
KRX	Korea Exchange
LHS	Left hand side
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAG	Macquarie Airports Group
MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group

Glossary

MCW	Macquarie CountryWide Trust
MCQ	Macquarie Capital Alliance Group
MDIF	Macquarie Diversified Infrastructure Fund
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MGL	Macquarie Group Limited
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MLE	Macquarie Leisure Trust Group
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MOU	Memorandum of Understanding
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund
MQG	Macquarie Group Limited (ASX listed)
NAV	Net Asset Value
NCD	Negotiable Certificates of Deposits
NOHC	Non Operating Holding Company
NYSE	New York Stock Exchange

p.a.	per annum
pcp	prior corresponding period
REIT	Real Estate Investment Trust
RHS	Right hand side
SGX	Singapore Exchange
SIV	Structured Investment Vehicle
TMET	Telecommunications, media, entertainment and technology
TSE	Tokyo Stock Exchange
UK	United Kingdom
US	United States of America
USCP	United States Corporate Paper

MACQUARIE BANK
2008 ANNUAL REPORT

MACQUARIE
BANK

Macquarie Bank Limited is now a subsidiary of Macquarie Group Limited and remains regulated by the Australian Prudential Regulation Authority (APRA) as an Authorised Deposit-taking Institution (ADI). Macquarie Group Limited is licensed by APRA as a non-operating holding company of an ADI.

Under the non-operating holding company structure, Macquarie's banking and non-banking businesses operate in two separate groups under Macquarie Group Limited; the Banking Group (which includes Macquarie Bank Limited and its subsidiaries) and the Non-Banking Group (Macquarie Financial Holdings Limited and its subsidiaries). Both the Banking and the Non-Banking Groups are wholly-owned by Macquarie Group Limited.

The Banking Group comprises Banking and Financial Services Group, Equity Markets Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group.

The Non-Banking Group comprises Macquarie Capital and a small number of Equity Markets Group and Treasury and Commodities Group activities that use certain offshore regulated entities of the Non-Banking Group.

If you would like a copy of the 2008 Macquarie Group Shareholder Review or Annual Report please call us on +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre.

2008 Annual General Meeting
Macquarie Bank's 2008 Annual General Meeting will be held following the Macquarie Group Limited Annual General Meeting but not earlier than 2 pm on Wednesday, 23 July 2008 at the Palladium at Crown, Level 1 Crown Towers, 8 Whiteman Street, Southbank, Victoria.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to securityholders.

overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie.

Macquarie Bank Limited
2008 Annual Report
Contents

for the financial year ended
31 March 2008

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("The Bank"), the Directors submit herewith the balance sheets as at 31 March 2008 and the income statements and the cash flow statements of MBL and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors
At the date of this report, the Directors of MBL are:

Non-Executive Director:
D.S. Clarke, AO, Chairman

Executive Directors:
A.E. Moss, AO*
L.G. Cox, AO
W.R. Sheppard, Managing Director and Chief Executive Officer **

Independent Directors:***
P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO
P.H. Warne****

* Mr Moss retired from the role of Managing Director, Chief Executive Officer and Director effective in November 2007.

** Mr Sheppard was appointed to the Board on 13 November 2007 and assumed the roles of Managing Director and Chief Executive Officer.

*** In accordance with MBL's definition of independence (as set out in the Corporate Governance Statement contained in the 2008 Annual Report).

**** Mr Warne was appointed to the Board effective 1 July 2007.

Other than as set out above, the Directors each held office as a Director of MBL throughout the financial year ended 31 March 2008. Mr Johnson and Mr Allpass were Non-Executive Directors from the beginning of the financial year until their retirements on 19 July 2007. Those Directors listed as Independent Directors have been independent throughout the financial year ended 31 March 2008 or since appointment in the case of Mr Warne.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in Schedule 1 at the end of this report.

Directors' meetings
The number of meetings of the Board of Directors ("the Board") and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of MBL during the financial year is summarised in the tables below:

Board meetings

	Monthly Board meetings		Special Board meetings**	
	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	12	12	7	7
A.E. Moss	12	12	7	7
M.R.G. Johnson*	3	2	2	2
L.G. Cox	12	12	6	5
J.G. Allpass*	3	3	3	3
P.M. Kirby	12	11	7	7
C.B. Livingstone	12	12	7	7
H.K. McCann	12	12	7	6
J.R. Niland	12	12	7	6
H.M. Nugent	12	12	7	7
P.H. Warne	9	9	5	5
W.R. Sheppard	5	5	1	1

*Both Mr Johnson and Mr Allpass retired as Directors on 19 July 2007.

**A majority of these meetings were called at short notice and all instances of non-attendance were due to prior commitments including being overseas at the time.

Board committee meetings

	Board Audit and Compliance Committee**		Board Corporate Governance Committee		Board Nominating Committee		Board Remuneration Committee		Board Risk Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke	–	–	–	–	1	1	4	3	2	2
A.E. Moss	–	–	–	–	–	–	–	–	2	2
M.R.G. Johnson*	–	–	2	1	–	–	–	–	1	1
L.G. Cox	–	–	–	–	–	–	–	–	2	2
J.G. Allpass*	2	2	–	–	–	–	3	3	1	1
P.M. Kirby	3	2	–	–	–	–	3	3	2	2
C.B. Livingstone	7	7	–	–	1	1	–	–	2	2
H.K. McCann	7	7	2	2	–	–	–	–	2	1
J.R. Niland	2	2	2	2	–	–	1	1	2	2
H.M. Nugent	–	–	–	–	1	1	4	4	2	2
P.H. Warne	5	4	–	–	–	–	1	1	1	1
W.R. Sheppard	–	–	–	–	–	–	–	–	–	–

* Both Mr Johnson and Mr Allpass retired as Directors on 19 July 2007.

** Includes meetings held by the Macquarie Group Limited ("MGL") Board Audit and Compliance Committee ("BACC") after 13 November 2007. The MGL BACC assists the Boards of Voting Directors of MGL and MBL in fulfilling the responsibility for the oversight of the quality and integrity of the accounting, financial reporting and compliance practises of the Macquarie Group.

There was a special purpose Board Sub-Committee to conduct due diligence into the establishment of a Non-Operating Holding Company ("NOHC") ("NOHC Sub-Committee"). The NOHC Sub-Committee comprised Ms Livingstone, Mr McCann and certain Bank executives. Mr Cox replaced Mr McCann as a member of the final NOHC Sub-Committee. The NOHC Sub-Committee met nine times during the year with all members in attendance.

The Independent Directors met once during the year in the absence of the Executive Directors. All Independent Directors were in attendance at this meeting.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2008 were those of a full service financial services provider offering a range of investment banking, commercial banking and retail financial services in Australia and selected financial services offshore.

Result

The financial report for the financial years ended 31 March 2008 and 31 March 2007, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2008 was $750 million (2007: $657 million).

Dividends and distributions

MBL paid dividends and paid or provided distributions during the financial year as set out in the table below:

Security	Payment date	Payment type	$	In respect of financial year ended/period	
Ordinary shares	4 July 2007	Final	482,488,290	31 March 2007	Paid
Ordinary shares	30 January 2008	Interim	395,399,868	31 March 2008	Paid
Ordinary shares*	16 November 2007	Special	13,989,564,740	31 March 2008	Paid
Ordinary shares*	16 November 2007	Special	2,250,000,000	31 March 2008	Paid
Macquarie Income Securities**	16 April 2007	Periodic	8,127,671	15 January 2007 to 15 April 2007	Paid
	16 July 2007	Periodic	8,207,452	16 April 2007 to 15 July 2007	Paid
	15 October 2007	Periodic	8,107,726	16 July 2007 to 14 October 2007	Paid
	15 January 2008	Periodic	8,690,849	15 October 2007 to 14 January 2008	Paid
	15 April 2008	Periodic	7,467,945	15 January 2008 to 31 March 2008	Provided
Macquarie Income Preferred Securities***	16 April 2007	Periodic	25,774,811	15 October 2006 to 15 April 2007	Paid
	16 October 2007	Periodic	24,325,069	16 April 2007 to 15 October 2007	Paid
	16 April 2008	Periodic	21,675,837	16 October 2007 to 31 March 2008	Provided

*Following the restructure on 13 November 2007 the Bank paid two special dividends to MGL, the ultimate parent entity.

**Macquarie Income Securities (MIS) are stapled securities comprising an interest in a note, being an unsecured debt obligation of Macquarie Finance Limited (MFL), issued to a trustee on behalf of the holders of the MIS (MFL note) and a preference share in the Bank. The MIS are quoted on the Australian Securities Exchange. The MIS distributions set out above represent payments made, or to be made, by MFL to MIS holders, in respect of the MFL note component of the MIS. The payments are not dividends or distributions paid or provided by MBL to its members. The MIS are classified as equity under Australian Accounting Standards – see notes 33 and 34 to the financial report for further information on the MIS and MIS distributions.

***Macquarie Income Preferred Securities (MIPS) are limited partnership interests in Macquarie Capital Funding LP (Partnership), a partnership established in Jersey as a limited partnership, that are traded on the Luxembourg Stock Exchange. In certain circumstances, preference shares issued by the Bank and held by the general partner of the Partnership may be substituted for the MIPS. The assets of the Partnership include convertible debentures issued by MBL (acting through its London Branch) which are listed on the Channel Islands Stock Exchange. The MIPS distributions set out above represent payments made, or to be made, by the Partnership to the MIPS holders. The payments are not dividends or distributions paid or provided by MBL to its members. The MIPS are classified as equity under Australian Accounting Standards – see notes 33 and 34 to the full financial report for further information on the MIPS and MIPS distributions.

No other dividends or distributions were declared or paid during the financial year.

State of affairs

On 13 November 2007, the Macquarie Group restructured into a NOHC structure. This followed receipt of the requisite approvals by MBL shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority ("APRA") and the Federal Court of Australia. This restructure resulted in MGL being established as the ultimate parent of the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of MGL, MBL sold certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities were distributed by MBL via dividends to MGL. MBL also obtained shareholder approval to reduce its capital by $3,000 million. The funds received by MGL from these transactions were contributed to the capital base of the Non-Banking Group and helped finance the acquisition of the assets from MBL by the Non-Banking Group. MBL also paid a dividend to MGL of $2,250 million and MGL simultaneously subscribed the same amount to MBL as a capital injection. These transactions occurred on 16 November 2007. On 19 November 2007, a new holding company (Macquarie B.H. Pty Limited) was introduced between MGL and MBL. All of these transactions were internal to the Macquarie group of companies and did not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure was accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 Business Combinations. MGL's consolidated financial statements are presented as a continuation of the Macquarie Group.

Review of operations and financial position

Review of operations and financial result

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders of the Macquarie Bank Group ("the economic entity") for the year ended 31 March 2008 was $750 million, an increase of 14 per cent on the prior year after adjusting for discontinued operations. The result was achieved after allowing for a $293 million write-down of holdings in certain listed real estate investments. MBL's consolidated net profit from ordinary activities and discontinued operations after income tax attributable to ordinary equity holders is $15,696 million.

Total operating income from continuing operations for the year ended 31 March 2008 was $4,145 million, an increase of 27 per cent on the prior year.

Total operating expenses from continuing operations for the year to 31 March 2008 were $3,335 million, 31 per cent up on the prior year.

Financial position
Macquarie Group's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence. The restructure that Macquarie Group undertook during the year resulted in a more flexible capital structure to facilitate continuation of Macquarie Group's growth strategies, whilst enabling the Bank to meet its obligations to APRA.

The Bank is subject to minimum capital requirements externally imposed by APRA, following the guidelines developed by the Basel Committee on Banking Supervision. The Bank reports to APRA under Basel II capital requirements effective from 1 January 2008. The Bank has been granted accreditation by APRA to adopt the Basel II Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. Prior to 1 January 2008, the Bank reported to APRA under the prudential requirements referred to as Basel I.

The economic entity tier 1 capital ratio of 12.4 per cent at 31 March 2008 maintains a buffer in excess of the economic entity's minimum acceptable ratios.

Events subsequent to balance date
Subsequent to balance date the Directors have resolved to issue $300 million of ordinary shares on 4 July 2008 to its immediate parent, Macquarie B.H. Pty Limited.

Likely developments in operations and expected outcomes
Outlook
Market conditions make short-term forecasting more difficult than usual. The current state of financial markets means that it will be challenging to repeat our most recent performance. However, we continue to be well positioned in the medium term due to:

- effective risk management;
- good businesses and committed quality staff;
- the strength, diversification and global reach of our businesses;
- benefits of ongoing organic growth initiatives;
- continued strong global investor demand for quality assets;
- strong capital base;
- no problem trading exposures and no material problems with credit exposures.

Current markets are challenging but we are very well positioned to take advantage of the opportunities which will undoubtedly arise. Despite market conditions, the global business platform has never been stronger.

for the financial year ended
31 March 2008

Contents

Introduction

The Macquarie Group has a sophisticated remuneration strategy in place to ensure its people are focused on generating outstanding shareholder value and are rewarded consistent with the outcomes they achieve. This strategy has been largely in place since the inception of the Group, although it has evolved incrementally over time to ensure that the system continues to meet its overriding objectives.

Macquarie Bank Limited (MBL or the Bank) is a wholly owned subsidiary of Macquarie Group Limited (MGL or the Group). Whilst subject to the remuneration framework determined by the Group, the Bank's Board (the Board) considers remuneration recommendations relating to the senior executives of the Bank. Throughout this Report, for consistency, references are made to the Group's remuneration arrangements rather than the Bank's remuneration arrangements.

The Group's Board of Directors oversees the Group's remuneration arrangements, including both executive remuneration and the remuneration of the Non-Executive Voting Directors. The Group's Board and the Board have established a Board Remuneration Committee to assist it with the Group's remuneration policies and practices.

The Board annually reviews the remuneration strategy to ensure it is structured to deliver the best outcomes for Macquarie and its shareholders. This year, as part of that process, it has considered the challenging market conditions of the last twelve months where a number of international investment banks reported record losses and announced layoffs, but where remuneration levels remain high as the competition for the best talent continues.

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives and **achieving** results;
2. **structuring** remuneration to motivate staff to create shareholder value;
3. **providing strong governance structures and processes;** and
4. **recognising** Non-Executive Directors for their role.

The above four points are discussed in turn in sections 1 to 4.

This Remuneration Report has been prepared in accordance with the Corporations Act 2001. The Report contains disclosures as required by Accounting Standard *AASB 124: Related Party Disclosures* as permitted by Corporations Regulation 2M.6.04.

Financial information is used extensively in this Report, in particular this section. Some long-term trend information is presented, although accounting standards and practices have changed over time. In particular, throughout this Remuneration Report:

- financial information for the Bank relating to the years ended 31 March 2006, 31 March 2007 and 31 March 2008 has been presented in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS);
- financial information for the Bank relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of *AASB 132: Financial Instruments: Presentation* and *AASB 139: Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005; and
- financial information for the Bank relating to earlier periods has not been restated in accordance with AIFRS, and is therefore presented in accordance with the Australian Accounting Standards prevailing at the time.

1. Focusing on appropriate objectives and achieving results

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing on appropriate objectives and achieving results;**
2. **structuring** remuneration to motivate staff to create shareholder value;
3. **providing strong governance structures and processes;** and
4. **recognising** Non-Executive Directors for their role.

The overarching goal of the remuneration framework is to drive outstanding MGL shareholder returns over the longer term. The remuneration framework supports this overall goal through a structure which is focused on ensuring that Macquarie attracts and retains high quality people and aligns their interests to generate outstanding long-term returns for shareholders, at a Group level.

The Group's Board aims to **align the interests of staff and shareholders** by motivating staff through its remuneration policy to:

- increase the Group's net profit after tax; and
- sustain a high relative return on ordinary equity.

The Board aims to **attract and retain high quality people** by offering a **competitive** performance-driven remuneration package that encourages both long-term commitment and superior performance.

The overarching goals and objectives of the remuneration framework are **supported by a set of underlying principles:**

- distinct emphasis on performance-based remuneration (refer section 2.1);
- rewards linked to Group shareholder value through the use of Group shareholder return drivers, namely profitability and returns in excess of the cost of capital (refer section 2.2);
- use of equity to provide rewards partly in the form of shares and partly in the form of options to create identification with shareholder interests (refer section 2.3);
- retention mechanisms designed to encourage a long-term commitment to the Group and hence to shareholders (refer section 2.3);
- consistent arrangements over time to ensure staff are confident that efforts over multiple years will be rewarded (refer section 2.3); and
- arrangements which are competitive on a global basis with the Group's international peers.

The key elements are summarised in the diagram below.

Key elements of remuneration framework


Align interests of staff and shareholders
Drive long-term shareholder returns
Attract and retain high quality people
1 Emphasise performance-based remuneration
2 Use shareholder return drivers
3 Use equity
4 Use retention mechanisms
5 Provide consistency to create staff confidence
6 Provide competitive remuneration
Creating a long-term focus

The remuneration approach and its consistency over time have been significant factors in maximising the Group's growth in earnings and its return on equity. In turn, this has led to strong shareholder returns. The medium term growth pattern reflects consistently strong year-on-year performance as follows:

Performance over the past five years

	2003	2004	2005	2006	2007	**2008**
Earnings Net profit after tax attributable to ordinary equityholders (NPAT) $ millions	333	494	812	916	1,463	**15,696***
Return on equity Return on average ordinary shareholder's funds	18.0%	22.3%	29.8%	26.0%	28.1%	**23.8%**

* NPAT from continuing operations for the 12 months to 31 March 2008 was $750 million (2007: $657 million).

2. Structuring remuneration to motivate staff: remuneration framework

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives and **achieving** results;
2. **structuring remuneration to motivate staff to create shareholder value;**
3. **providing strong governance structures and processes;** and
4. **recognising** Non-Executive Directors for their role.

Macquarie's overall remuneration approach is underpinned by a sophisticated and robust structure that ensures all employees are working in the best interests of the organisation and shareholders over the longer term, and are rewarded for what they achieve.

At the simplest level, the remuneration framework for Macquarie's senior executives works because it is structured to:

- *emphasise* performance-based remuneration over fixed remuneration (refer section 2.1);
- *link* the quantum of an individual's annual performance-based remuneration to the individual's contribution to shareholder return drivers (refer section 2.2), and
- *deliver* remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interest (refer section 2.3).

Executive Remuneration is delivered in three components:

- fixed remuneration, in the form of a base salary;
- performance-based remuneration, in the form of a profit share allocation; and
- performance-based remuneration, in the form of options over Macquarie Group Limited shares.

The specific structure of each of these three components, as set out in the chart below, and their interaction with one another supports the remuneration objectives outlined above, as summarised in the Table titled "Link between the remuneration principles and the remuneration arrangements". The remuneration framework has been designed, and therefore needs to be evaluated, as an integrated package.

The primary focus of this section is on Executive Director remuneration, in particular Executive Committee members. However, comments are made in relation to other staff where relevant. The Bank's Executive Committee has responsibility for the management of the Macquarie Bank Limited Group as delegated by the Macquarie Bank Board, and is made up of a central group comprising the Managing Director of the Group, the Managing Director of the Bank, Head of Risk Management, the Chief Financial Officer and head of Macquarie Bank's major business Groups. The current members of the Executive Committee are identified in Appendix 1.

The following diagram summarises the basic features of an Executive Director's remuneration.

Summary of remuneration structure for an Executive Director

- Pool created at MGL level, based on key drivers of MGL shareholder returns
- Allocation to businesses and then to individuals based on performance*
- MBL's "share" of the profit share pool reflects the allocation to individuals who provide services to the MBL Group
- 20% of profit share allocation withheld for ten years and notionally invested in a portfolio including equity in Macquarie-managed funds
  For Executive Committee members, an additional component is invested in MGL shares for at least three years. These shares cannot be hedged
- Minimum shareholding requirements apply to all Executive Directors based on 5% of their total profit share over the last five years, or ten years in the case of Executive Committee members – these shares cannot be hedged



Profit share
Fixed remuneration
Options

Fixed remuneration

- Takes into account role and market considerations
- Can be relatively low/modest compared to similar roles in other non-investment banks
- Includes cash salary as well as non-cash benefits

- *The interaction of these three components determines an individual's remuneration package*
- *No special contractual termination entitlements exist*

Options

- 5 year options over MGL shares issued for no consideration with an exercise price set at prevailing market price
- Vest in equal portions after 2, 3 and 4 years
- Options subject to a performance condition which must be satisfied for the option to be exercised
- Hedging of unvested options is forbidden

The following table demonstrates the way that the remuneration structure has been designed to support the key remuneration principles introduced in section 1.

Link between the remuneration principles and the remuneration arrangements

	Principle	Features of the remuneration system
1	There is an emphasis on performance-based remuneration *Refer discussion in section 2.1*	– Levels of fixed remuneration are relatively low – Profit share allocations and option grants provide substantial incentives for superior performance, but low or no participation for less satisfactory performance – Profit share allocations are highly variable – Profit share allocations can comprise a high proportion of total remuneration in the case of superior performance (approximately 98 per cent in the case of Mr Moss)
2	Rewards are linked to MGL shareholder value through the use of MGL shareholder return drivers, namely profitability and returns in excess of the cost of capital *Refer discussion in section 2.2*	– The overall Group profit share pool is determined as a function of Group net profit after tax and excess return on ordinary equity – The allocation of the pool to individual businesses is based primarily on relative contribution to Group profits, taking into account capital usage – Allocation to an individual is determined by individual performance and contribution over the year, based primarily on outcomes contributing to Group net profit after tax and return on ordinary equity – An amount of the total Group profit share pool is reflected as an expense in MBL's net profit. This amount equals the profit share allocations of the individuals who provide services to the MBL Group – MGL return on ordinary equity is used as a performance hurdle for Executive Director options
3	Equity is used to provide rewards partly in the form of shares and options to create identification with shareholder interests *Refer discussion in section 2.3*	– MGL option allocation to Director level staff occurs at promotion and annually (with performance hurdles for Executive Directors) – Executive Directors retained profit share is notionally invested in specialist funds managed by the Macquarie Group – Executive Directors are required to acquire and hold a minimum number of MGL shares calculated based on their profit share history (5 per cent of total profit share over the last ten years for Executive Committee members and 5 per cent of total profit share over the last five years for all other Executive Directors) – For 2008 and onwards, a portion of Executive Committee members' annual profit share will be allocated to invest in MGL shares – Group staff share plans are available to encourage broader staff equity participation

	Principle	Features of the remuneration system
4	Retention mechanisms encourage a long-term commitment to the Group and hence to shareholders *Refer discussion in section 2.3*	– 20 per cent of Executive Directors annual profit share is withheld and vests equally between five and ten years of service as an Executive Director – Time based vesting rules apply to options
5	Arrangements provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded *Refer discussion in section 2.3*	– Group's remuneration approach has been in place since the Group was founded with incremental changes over time as appropriate
6	Arrangements are competitive on a global basis with the Group's international peers	– Board reviews remuneration arrangements at least annually to ensure that they are equitable and competitive with peers

The remainder of section 2 discusses the remuneration structure and these individual components in greater detail.

2.1 Emphasising performance-based remuneration
The foundation of Macquarie's remuneration structure is the emphasis on performance-based remuneration.

Fixed remuneration can be relatively low/modest when compared with similar roles in non-investment banking organisations, particularly for Executive Directors. Fixed remuneration generally includes cash salary as well as non-cash benefits, primarily superannuation and nominated benefits including those provided on a salary sacrifice basis (salary sacrifice is calculated on a total cost basis and includes any fringe-benefit-tax charges related to employee benefits).

Remuneration arrangements have been structured so that only a very small amount is fixed, with the majority being at risk and based on performance. With the introduction of the new additional equity components for Executive Committee members' arrangements (refer section 2.3.1.2 for full details), and taking into account options, the long-term and deferred elements are expected to total nearly 55 per cent of the Group Managing Director and Chief Executive Officer's annual total compensation, and over 40 per cent of annual total compensation for other Executive Directors based on indicative numbers for 2009.

2.2 Linking remuneration to the drivers of shareholder return
For most Executive Directors, the largest component of their remuneration is delivered as an annual profit share allocation, based on their performance over the year. The Macquarie Group's approach to measuring performance for the purpose of determining annual profit share is to utilise Group financial performance measures which are known to be drivers of long-term shareholder returns, being net profit after tax and return on ordinary equity. Executives have greater "line of sight" over these measures. In the short term, share price fluctuations can be driven by a variety of factors, including market sentiment, over which executives may have very little control. Therefore, Total Shareholder Return (TSR), whether absolute or relative, is not regarded as a satisfactory measure in assessing performance over just one year.

The Group's net profit after tax and return on ordinary equity were selected as the most appropriate performance measures for the following reasons:

- they are correlated over time with total shareholder returns;
- they provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control;
- TSR, on the other hand, is influenced by many external factors over which executives have limited control; and
- net profit after tax and return on ordinary equity can both be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.

These two drivers motivate staff to expand existing businesses and establish promising new activities. The use of return on ordinary equity to measure excess returns, i.e. return on ordinary equity relative to the cost of equity capital, creates a particularly strong incentive for staff to ensure that capital is used efficiently. Therefore, the use of these two measures in combination results in the right outcomes for the Group's shareholders.

These drivers also feature prominently in the determination and allocation of profit share, discussed below. Return on ordinary equity is also the measure enshrined in the performance hurdle applicable to Executive Director options (refer section 2.3.2.3).

2.2.1 Profit share arrangements – determination and allocation
Overview of profit share arrangements
The profit share arrangements are designed to encourage superior performance by motivating executives to focus on maximising the Bank's and therefore the Group's earnings and return on ordinary equity, thereby driving long-term, MGL shareholder returns. A group-wide profit sharing pool is created at the Macquarie Group Limited level. Substantial incentives are offered in relation to superior profitability, but low or no participation for less satisfactory performance.

Determination of the profit share pool
The size of the Group pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital. A portion of the Group's profits earned accrues to the Group's staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess Group profits is accrued to the profit share pool. The proportion of after-tax profit and the proportion of earnings in excess of the Group's cost of equity capital used to calculate the pool are reviewed at least annually. The cost of equity capital is also reviewed annually and has been increased for both 2008 and 2009. Changes to the methodology are reviewed by the Board Remuneration Committee and the Non-Executive Directors of the MGL Board.

The Non-Executive Directors of the MGL Board have discretions, as follows:

- to change the quantum of the pool to reflect external factors if deemed in the Group's and shareholders' interests. Historically, the Group's Board has made no material alteration to the quantum of the profit share pool; and

- to defer the payment of profit share amounts to a subsequent year at a Group, business or individual level where it is in the interests of the Group and shareholders to do so. The Non-Executive Directors of the MGL Board have exercised their discretion in relation to deferrals for 2006, 2007 and 2008. In accordance with the Group's accounting policy, the deferred amounts are expensed in the year in which the profits are generated.

The whole of the profit sharing provision for a financial year is charged against earnings in that year.

Allocation of the profit share pool
Allocation of the Group's pool to businesses and, in turn, to individuals is based on performance, primarily reflecting relative contributions to profits while taking into account capital usage.

An individual's performance is measured primarily through the performance appraisal process that requires all staff to have at least one formal appraisal session with their manager each year.

Performance criteria vary according to an individual's role. Performance is linked where possible to outcomes that contribute directly to the Bank's and therefore the Group's net profit after tax and excess return on ordinary equity.

Performance also takes into consideration *how* business is done. Superior performance looks at a range of indicators that go beyond financial performance and include people leadership and upholding Macquarie's Goals and Values.

The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to the Group's financial reporting, risk management processes or information systems.

The MGL Board, the Board and management seek to ensure that remuneration for staff in prudential roles is determined in a way that preserves the independence of the function and maintains the Group's and the Bank's robust risk management framework.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to individuals in other areas of the Group who have contributed strongly to their success.

In summary, profit share allocations to each individual generally reflect:

- Group-wide performance – which determines the size of the overall profit share pool
- the performance of their business – which determines the profit share pool allocated to that business
- their individual performance – which determines their own share of the profit share pool for that business.

An amount of the Group's profit share pool is charged against the Bank's earnings. This amount reflects the profit share allocation of individuals who provide services to MBL or an MBL Group company.

Profit share allocations to individuals are subject to retention arrangements as discussed in section 2.3.

2.3 Emphasising direct alignment with long-term shareholder interests
The remuneration arrangements are also structured to deliver remuneration in a manner which ensures that Macquarie Group employees have a direct long-term alignment with MGL shareholder interest, through:

- retention arrangements which encourage long-term commitment to the Group and therefore to shareholders, and
- the use of equity-based remuneration.

A tailored approach is adopted to ensure that retention arrangements and equity-based remuneration is appropriate given the seniority of the individual and their ability to influence results.

At the most senior level (the Executive Committee members), direct alignment with long-term MGL shareholder interests is achieved by:

- retaining 20 per cent of each annual profit share allocation into Macquarie-managed fund equity for ten years, subject to forfeiture if a disqualifying event occurs
- allocating an additional portion of each annual profit share allocation into MGL shares for at least three years
- imposing an aggregate minimum MGL shareholding requirement proportionate to an individual's ten year profit share history
- granting options over MGL shares which vest in three tranches over two, three and four years and are subject to a performance hurdle based on the Group's relative return on ordinary equity performance.

Executive Committee members may also voluntarily elect to have a greater portion of their profit share allocated into MGL shares under the staff share plans.

From a retention perspective, these various arrangements are designed to interact with one another, for example MGL options vest over two to four years and the retained amounts under the Directors Profit Share Plan vest over five to ten years. The vesting continuum for a new Executive Director can be represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Options granted on promotion to Executive Director		One-third vests* ↓	One-third vests* ↓	One-third vests* ↓	Options expiry**					
Director's profit share entitlement					One sixth vests but not paid out ↓	One sixth vests but not paid out ↓	One sixth vests but not paid out ↓	One sixth vests but not paid out ↓	One sixth vests but not paid out ↓	One sixth vests and retained amount paid out*** ↓

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

** Options expire five years after grant if not exercised earlier.

*** If an Executive Director leaves prior to the end of the ten year period then any vested retained amounts may be paid out earlier subject to a determination as to whether any disqualifying events have occurred (refer section 2.3.1.1).

These arrangements are explored in the remainder of section 2.3.

There are some overarching rules applicable to equity-based remuneration:

- the following cannot be hedged:
  - shares held to satisfy the minimum shareholding requirement;
  - shares held under the Executive Committee Share Acquisition Plan; and
  - unvested options.
- all shares and options must be dealt with in accordance with the Group's Trading Policy, which is available on the Group's website, including that trading must be conducted within designated windows.

All Executive Committee members and Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

More generally, long-term alignment is encouraged through the emphasis on a degree of consistency over time in remuneration arrangements. Many initiatives on which staff work can take a long time – sometimes years – to come to fruition. Because the remuneration system is outcomes driven, profit share allocations for transactions and business development activities that are "in progress" are low. Staff must, therefore, have confidence that when a transaction is completed potentially some years later, the remuneration system will recognise successful outcomes in the way the staff member anticipated at the outset of the transaction. This requires consistency over time.

The Macquarie Group has been successful over a long period in building new businesses. The long-term view taken by staff reflects their confidence in the consistency of the remuneration approach.

Such consistency has been achieved by incremental change, without the need for dramatic adjustments to remuneration policies in any one year.

2.3.1 Profit share arrangements – delivery of profit share allocations

The treatment of profit share allocations to Executive Committee members has been modified during 2008, with enhancements to the use of equity-based compensation transitioning in during 2008 and 2009.

The annual profit share allocation is delivered to the Executive Directors in the following way:

- 20 per cent is retained under the Directors' Profit Share (DPS) Plan (no change from prior years). This applies to all Executive Directors. In addition to this:
  - for 2008, 10 per cent of Executive Committee members' (excluding the current Group Managing Director and Chief Executive Officer) profit share is invested in MGL shares;
  - for 2009, 20 per cent of Executive Committee members' profit share is invested in MGL shares (35 per cent for the new Group Managing Director and Chief Executive Officer);
- investment in MGL shares is subject to the minimum shareholding requirement;
- eligible Australian Executive Directors have the opportunity to voluntarily invest additional amounts in MGL equity from this remaining component, for example by electing to invest in MGL shares pursuant to the Macquarie Group Staff Share Acquisition Plan;
- the modifications noted here do not apply to the current Group Managing Director and Chief Executive Officer given his planned retirement.

2.3.1.1 Retention under the Directors' Profit Share (DPS) Plan

The DPS Plan is a fundamental tool in the Group's retention and alignment strategies, encompassing both long-term retention arrangements and equity holding requirements. Under the DPS Plan, 20 per cent of each Executive Director's annual gross cash incentive is withheld and is subject to restrictions.

The amounts retained under the DPS Plan begin to vest after five years of service as an Executive Director and fully vest after ten years. Vested amounts are then released to an Executive Director at the earliest of the Executive Director's ceasing employment or the end of a ten year period.

Assuming continued employment with the Group, a rolling ten year retention always exists e.g. amounts retained in year 1 will be released in year 11, amounts retained in year 2 will be released in year 12, and so on.

Forfeiture rules

The retained amounts are subject to forfeiture should a disqualifying event occur. An Executive Director will not be entitled to any of their retained DPS (or any future notional income or capital growth on their retained DPS) if the Board or the Executive Committee, in its absolute discretion, determines that the executive has:

- committed an act of dishonesty; or
- committed a significant and wilful breach of duty that causes significant damage to the Group; or
- left employment with the Group to join a competitor of the Group; or
- taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

Notional investment

The retained amounts for Executive Directors are notionally invested over the retention period. This investment is described as "notional" because the Executive Directors do not directly hold securities in relation to this investment. However, the value of the retained amounts will vary as if these amounts were directly invested in actual securities, giving the Executive Directors an effective economic exposure to the performance of the securities.

The Group's Executive Committee makes an annual determination as to how each Executive Director's retained DPS for that year should be notionally invested by the Group. In making this determination, the Executive Committee takes into account the recommendations of the relevant Group Heads and applies the following general principles that were established by the Board Remuneration Committee in 2006 under a delegation from the Group's Board:

- retained DPS for Executive Directors who are involved in the management of a particular fund (e.g. the CEO of a fund), will be 100 per cent notionally invested in the fund;
- retained DPS for Executive Directors who are involved more generally in the management of one of Macquarie's funds businesses, including certain Group Heads, will be 100 per cent notionally invested in a portfolio of funds managed by that particular business;
- retained DPS for other Executive Committee members will be 100 per cent notionally invested in a general portfolio of specialist funds managed by the Group;
- retained DPS for Executive Directors who provide other services to particular funds businesses (e.g. advisory services), will be 100 per cent notionally invested in a portfolio of funds managed by that particular business; and
- retained DPS for all other Executive Directors will be notionally invested in a general portfolio comprising a mix of cash and equity investments in various specialist funds managed by the Group.

Notional returns on these amounts may be paid annually to Executive Directors, and these amounts are required to be disclosed as remuneration for Key Management Personnel.

Former Directors' profit share arrangements
The DPS Plan replaced the DPS Trust Scheme which operated from 1998 to 2004. Under the former DPS Trust Scheme, the retention arrangements operated on a post-tax basis and Executive Directors were required to hold Group shares within the Scheme. All balances held under the former DPS Trust Scheme are being transitioned to the DPS Plan under transitional arrangements which ensure the required balances are retained.

2.3.1.2 Additional arrangements for Executive Committee members
To further enhance the level of alignment with MGL shareholders, remuneration arrangements for Executive Committee members were changed in 2008 to reflect a larger portion of the annual profit share being allocated to invest in Macquarie Group Limited shares for at least three years, rather than being otherwise available.

For Executive Committee members (except for the current Group Managing Director and Chief Executive Officer who is retiring in May 2008), this element will comprise 10 per cent pre-tax of annual profit share for 2008. In 2009, this will rise to 35 per cent pre-tax for the Group Managing Director and Chief Executive Officer and 20 per cent pre-tax for other Executive Committee members.

The shares will be acquired under, or issued via, a dedicated sub-plan of the Macquarie Group Staff Share Acquisition Plan (MGSSAP), at prevailing market prices. The MGSSAP is discussed in section 2.3.1.4.

The shares will be held in the plan for three years although the executive may elect to leave the shares in the plan for up to ten years. Executive Committee members are not permitted to hedge their interests in these shares.

In 2008, new shares will be issued under these arrangements in relation to all Executive Committee members.

This additional profit share component relates to services already performed by the individuals, and would otherwise have been paid out as cash, hence no additional performance conditions have been imposed. However, the individuals will be at full risk on the value of the shares granted, and the shares will be subject to forfeiture in circumstances including dismissal with cause, theft, fraud or defalcation, or bringing any Macquarie Group entity into disrepute.

2.3.1.3 Minimum shareholding requirement for Executive Directors
The DPS Plan also imposes on Executive Directors a requirement to hold MGL shares equivalent to the aggregate of five per cent (being the deemed after-tax equivalent of ten per cent) of their annual gross DPS allocation for the past five years (for the wider Executive Director population) or ten years (for Executive Committee members).

These shares cannot be hedged.

For Executive Committee members, MGL shares delivered through the profit share arrangements described in section 2.3.1.2 above are eligible to meet this requirement.

2.3.1.4 Staff share plans: encouraging broader staff equity participation
In addition to the schemes already outlined, the Group has a number of employee share plans that encourage share ownership by providing concessional tax treatment for shares acquired by employees under the plans.

Staff Share Acquisition Plan
Under the Macquarie Group Staff Share Acquisition Plan (MGSSAP), eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to acquire fully paid ordinary Group shares. The MGSSAP was adopted by the Group on the corporate restructure in November 2007 and substantially replicates the terms of the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) which was approved by MBL shareholders in 1999. The MGSSAP was modified recently to include the ability to issue new shares as an alternative to acquiring existing shares on-market, at the option of the Group. In 2008, most participation will be in the form of newly issued shares as this mechanism can provide better price certainty to staff and, hence, improve the level of staff participation and engagement. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Group or a related company;
- a request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in an employee's name.

Shares held via the MGSSAP may be forfeited if an employee is dismissed with cause, commits fraud or theft or otherwise brings the Group into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

In 2007, 852 eligible Australian employees elected to participate in the MBSSAP using their 2007 profit share allocations. 313,615 shares were allotted in July 2007.

Employee Share Plan
The Macquarie Group Employee Share Plan (ESP) substantially replicates the terms of the Macquarie Bank Employee Share Plan which was approved by the Bank's shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of fully paid ordinary Group shares funded from pre-tax available profit share.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Group or a subsidiary of the Group. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Group's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

2.3.2 Options
The use of equity, including options, is common market practice in investment banking for senior executive remuneration to ensure a strong motivation exists to increase the share price.

Options over MGL shares are allocated to new Directors to give them immediate exposure when they join the Group or are promoted to a new Director level. Options over MGL shares are also allocated annually in recognition of performance.

Options are also allocated to staff on promotion to the various Director levels, and to new recruits at each of these Director levels, with the number allocated depending on the Director level.

Options perform a number of critical functions:

- they are a reward for past performance, being a key component of "at risk" annual remuneration – they are allocated each year to Director level staff in recognition of performance;
- they provide a long-term equity incentive by encouraging Director level staff to contribute to the Group's activities in a way that should collectively lead to share price appreciation, which is a direct benefit to Group shareholders; and
- they encourage retention of Director level staff over the relevant service period, with annual allocations ensuring that Directors generally have a number of unvested options at a point in time.

The fact that Macquarie only issues options with an exercise price set at the prevailing market price means that increased shareholder wealth is required for options to have any value to the executive. Therefore, unlike other arrangements such as performance rights/shares, options are only valuable if the share price rises above the prevailing market price at the time of the grant. Over and above the performance hurdles, the exercise price, therefore, acts as an embedded share price hurdle (being the price which must be paid to exercise the option).

The options are five year options issued for no consideration with an exercise price set at the prevailing market price on grant, and can be exercised after two, three and four years.

Options granted to Executive Directors are subject to a performance condition which must be satisfied for the options to be exercised. In contrast to this approach, most of the Group's overseas competitors do not have performance hurdles attached to their long-term incentive plans, including their option schemes.

As has been the case for several years, the performance hurdle requires that the Group's three year average return on ordinary equity exceeds the three year average return on ordinary equity of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the time vesting rules and the embedded share price hurdle.

As explained further below, the Group believes that its overall performance should be judged against other major ASX-listed companies, hence it uses the constituents of a relevant S&P/ASX index as the reference group for the performance hurdle.

Executive Directors are forbidden from hedging unvested options.

2.3.2.1 Determination and allocation of the options pool
The MGL Board approves the annual maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits on the number of options that may be on issue at any point in time and the overall remuneration policies.

The majority of these options are allocated to individual executives in broadly the same manner as annual profit share allocations (refer section 2.2.1), i.e. it is performance based.

2.3.2.2 General terms of option arrangements

The Plan

Plan	Macquarie Group Employee Share Option Plan (MGESOP)
History	The Macquarie Group has had an employee option plan in place since 1995, with only minor amendments to the Plan rules being made over that time. The MGESOP was established by Macquarie Group Limited with substantially the same terms as the predecessor plan, the Macquarie Bank Employee Share Option Plan, administered by Macquarie Bank Limited
Eligible staff	Associate Director, Division Director and Executive Director
Number of participants	2,595 as at 31 March 2008 (2007: 2,099)

Key option terms

Options over	Fully paid unissued ordinary shares in Macquarie Group Limited
Term of options	Five years
Consideration	Nil
Exercise price	Set at the prevailing market price: the exercise price will generally be the weighted average price of MGL shares traded on ASX during one week up to and including the date of grant of the options (adjusted for cum-dividend trading and excluding certain special trades)
Vesting schedule	Options vest progressively over time, with similar rules applying to new starters and existing employees as follows: –for new starters, options vest in three tranches as to one third of each grant after the second, third and fourth anniversaries of the date of commencement of employment; and –for existing employees, options vest in three tranches as to one third of each grant on 1 July, two, three and four years after the allocation of the options In other words, the average option vesting period is three years. However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied (refer section 2.3.2.3)
Hedging	Executive Directors are not permitted to hedge unvested options. Executive Directors are permitted to hedge options which have previously vested because the minimum service period and relevant performance hurdles, as described in this section have been satisfied

2.3.2.3 Performance hurdles for Executive Director options

Description of performance hurdles for Executive Director options

Applicability	Performance conditions are imposed as summarised below on options granted to Executive Directors
Description of performance hurdle	The performance hurdle requires that the Group's three year average return on ordinary equity exceeds the three year average return on ordinary equity of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the vesting rules and the embedded share price hurdle
Basis of hurdle	Macquarie Group's **three year average return on ordinary equity** versus companies in a Reference Index <u>Rationale:</u> Refer to section 2.2 for the rationale behind the use of return on ordinary equity as a critical shareholder return driver
Reference index	S&P/ASX 100 Index (note that the S&P/ASX 300 Industrials Index was used for options granted prior to June 2006) <u>Rationale:</u> – the S&P/ASX 300 Industrials Index was initially chosen since the Group has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australian larger listed companies – the change to a narrower group of companies, the S&P/ASX 100 Index, is in recognition of the increase in the Group's market capitalisation – the choice of this Reference Index reflects investor feedback and recognises that the Group is an Australian company and its performance should be judged against other major listed Australian companies – on this basis, the independent remuneration consultant concluded that the Reference Index was appropriate – if the Group wished to benchmark against a peer group, it would be very difficult to compile a comparator group of meaningful size of individually listed organisations with a sufficiently similar business mix – such an index would likely comprise fewer than ten peers given that few, if any, organisations provide a close comparable to the Group in terms of important factors such as business mix. Different accounting practices globally would also impact the comparability of information between organisations – the independent remuneration consultant noted similar drawbacks to such an approach – the ASX Indices represent a well-known and third party produced index, and therefore comprise a more objective measure than would be the case for any subjectively-compiled peer group – the Group's performance against both these ASX indices and other major international investment banks has been strong (refer table below)

Performance level required to meet hurdle	For Executive Committee members, above the **65th percentile** was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options are able to be exercised Rationale: Being a three year average return on ordinary equity measure, the Group's performance hurdle rewards sustained strong performance and is relatively well insulated from short-term fluctuations. The Group, therefore, believes that it is appropriate for 100 per cent of the relevant options award to vest on satisfaction of the hurdle The conditions imposed on options issued to Executive Directors who are not members of the Group's Executive Committee or the Board are identical to those summarised in the table above, with the exception that the hurdle is the 50th percentile rather than the 65th percentile. This reflects the fact that these Executive Directors have less capacity to influence the Group's overall results and, individually, have less influence over the level of the Group's capital Note that from mid-2002 to November 2004, the performance level required to satisfy the hurdle for Executive Committee members was "at or above the 65th percentile" rather than "above the 65th percentile"
Application of retesting	No retesting for option grants has applied since June 2006. The performance hurdle is tested once only (at time of vesting). Prior to June 2006, the performance hurdle was retested on a quarterly basis until expiry
Calculation methodology	In assessing whether the Group's performance is above these hurdles, the Group obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of the Group based on the three year average annual return on ordinary equity against all companies in the applicable reference index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed.

This hurdle is challenging. The hurdle is tougher when the reference group is the ASX 100 companies rather than using an international peer group. However, the Group's performance has been strong against both the relevant ASX indices and the international investment banking competitors. This shows that, of the international investment banking peers:

- only two of the competitors have a three year average ROE higher than the Group.
- only two of the competitors would have met the performance hurdle that applies to the MGL options of the Bank's Executive Committee members.

Macquarie's performance against options hurdles reference groups and peer group

	Three year average return on ordinary equity as at 31 March 2008 %
Macquarie Group Limited	25.8*
S&P/ASX 100 Index – 65th percentile (current hurdle)	24.1
S&P/ASX 300 Industrials Index – 65th percentile (previous hurdle)	21.7
International Investment Banking Peers – 65th percentile	19.7
International Investment Banking Peers – average	18.8

*This three year average is based on the Group's 2006, 2007 and 2008 results. The performance hurdle test is actually applied as at the end of each calendar quarter in relation to the upcoming quarter. As at the last measurement date, 31 March 2008, the Group's most recent three year return on ordinary equity data was in relation to its 2005, 2006 and 2007 results (an average of 27.5 per cent) and this data was used in determining whether the performance hurdle had been satisfied in relation to Executive Director options due to vest in the period 1 April 2008 to 30 June 2008 inclusive.

2.4 No special contractual termination payments

The following table summarises key features of the employment contracts for Executive Committee members and Executive Voting Directors:

Length of contract	Permanent open ended
Remuneration review period	1 April – 31 March annually
Directors' profit share participation	All Executive Directors are eligible to participate in the Directors' Profit Share (DPS) Plan, referred to in section 2.3.1.1 above, which ensures that a large part of their remuneration is 'at risk'. The rules of the DPS Plan are set out in the internal 'Macquarie Group Limited Executive Directors' Remuneration' booklets. Upon retirement from Macquarie, Executive Directors may be entitled to the vested retained DPS held under the Plan provided that it is determined that no disqualifying events have occurred
Option participation	All Executive Directors are eligible to participate in five year options over ordinary unissued Macquarie Group Limited shares, under the terms described in section 2.3.2. Subject to discretions able to be exercised by the Board or its delegates, on termination from Macquarie, Executive Directors are entitled to retain those options which have vested at the termination date
Termination of employment	Termination of employment by Macquarie or the executive requires four weeks' notice*

*In Australia, executives given notice by Macquarie may receive an additional week's notice where they are over 45 years of age and have more than two years' continuous service.

Subject to minor variations arising from local employment and other laws in the jurisdictions in which Macquarie operates, the same contractual arrangements generally apply to all executives at Executive Director level.

Contractually, Executive Directors who leave Macquarie are eligible to receive vested retained profit share (subject to there being no disqualifying event in the period of up to six months following the departure), may retain any vested but unexercised options (which will lapse if they are not exercised in the six months following departure). Depending on the jurisdiction, they may also receive a payment in lieu of any accrued but untaken leave and entitlements. Aside from notice (for which a payment or part payment may be made in lieu of being required to work the notice), no other contractual termination entitlements exist.

3. Providing strong governance structures and processes: oversight of remuneration

Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives and achieving results;
2. **structuring** remuneration to motivate staff to create shareholder value;
3. **providing strong governance structures and processes;** and
4. **recognising** Non-Executive Directors for their role.

3.1 Strong Board oversight to ensure sound overall remuneration governance

The Group Board of Directors has oversight of the Group's remuneration arrangements. The Group Board has established a Board Remuneration Committee whose objective is to assist the Group Board and the Board of Macquarie Group Limited with the Group's remuneration policies and practices. Whilst subject to the remuneration framework determined by the Group, the Bank's Board considers remuneration recommendations relating to the senior executives of the Bank.

In line with the normal periodic rotation of Board committee responsibilities, the composition of the Committee changed during the year. The Committee currently comprises four Non-Executive Directors, a majority of whom are Independent, including the Committee Chairman:

H.M. Nugent	Committee Chairman	Non-Executive Director
D.S. Clarke	Committee Member	Non-Executive Chairman
J.R. Niland	Committee Member	Non-Executive Director
P.H. Warne	Committee Member	Non-Executive Director

The Committee has a regular meeting cycle and holds additional meetings as needed. The Committee met seven times over the last financial year with all members in attendance at each meeting, except that the Non-Executive Chairman of the Board did not attend one meeting relating solely to his own remuneration, in line with Macquarie's processes for managing conflict.

The responsibilities of the Committee are set out in a formal charter which is available on the Group's website. Group Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

The **Non-Executive Directors of the Boards of Macquarie Group Limited and the Bank**, as appropriate, approve the following on the recommendation of the Board Remuneration Committee:

- all individual remuneration/profit share recommendations for members of the respective Executive Committees and other Executive Voting Directors (including the Group Managing Director and the Managing Director);
- all individual performance option grants to members of the respective Executive Committees, with the proviso that grants to Executive Voting Directors (including the Group Managing Director and the Managing Director) must be approved by shareholders at the Annual General Meeting;
- other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications; and
- the continued application of the profit share methodology.

Subject to the appropriate management of conflict of interest issues, the **Macquarie Group Limited Board of Directors** approve the following on the recommendation of the Board Remuneration Committee:

- material changes to the recruitment, retention and termination policies and procedures for the Bank's senior management team (Executive Committee and other Group Heads);
- recommendations relating to the remuneration framework for Macquarie, including in relation to the Non-Executive Directors of Macquarie Group Limited and the Bank;
- appropriate levels of delegated responsibility from Macquarie's Board to management for remuneration-related policy and practice decisions;
- remuneration recommendations relating to Non-Executive Directors of Macquarie Group Limited and the Bank;
- other material changes to remuneration policies; and
- determination of the total option pool available for annual performance/promotion grants to staff.

The **Board Remuneration Committee** approves the following matters **on behalf of the Macquarie Group Limited Board**:

- changes to the recruitment, retention and termination policies and procedures for Macquarie's senior management team (Executive Committee and other Group Heads) not requiring Macquarie Board approval;
- material changes to superannuation/pension arrangements; and
- other changes to remuneration policies not requiring Macquarie Board approval.

The **Board Remuneration Committee** approves the following matters **on behalf of both the Macquarie Group Limited Board and the Bank's Board**:

- all individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Non-Executive Directors of the Macquarie and Bank's Board as noted above;
- remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board);
- all individual promotion/performance options grants to staff other than those designated above; and
- the specific notional portfolio allocations of retained Directors' Profit Share amounts for individual Executive Directors.

The Board Remuneration Committee also has the authority to monitor the implementation of the executive remuneration policy, including an annual review of compliance with the Executive Director minimum shareholding requirements.

The Board has adopted stringent internal guidelines on declaring and dealing with conflicts of interest. These are rigidly followed by the Committee.

This remuneration governance framework ensures that remuneration recommendations relating to staff at various levels of seniority must be approved at an appropriate level of authority.

The following diagram highlights the Group Board's involvement with critical remuneration decisions through the annual remuneration cycle.

Board oversight of remuneration decisions


Approvals
– Changes to profit share methodology reviewed by BRC and approved by Non-Executive Directors of the Board
– Non-Executive Directors of the Board approve:
– Total option pool available for annual performance/promotion grants to staff
– The continued application of the profit share methodology
– The Board Remuneration Committee approves the calculation of the final profit share pool based on application of the methodology
– Non-Executive Directors of the Board approve:
– All individual profit share recommendations for Executive Committee members and other Executive Voting Directors
– All individual performance options grants to Executive Committee members*
– The Board Remuneration Committee approves:
– All individual promotion/ performance options grants to staff other than those designated above
– All individual profit share recommendations for Executive Directors other than those required to be approved by the Board as noted above
Confirm methodology
Create pools
Allocate pools
– Profit share methodology reviewed at least annually including the proportion of after-tax profit and the proportion of earnings in excess of the Group's cost of capital that are used to calculate the profit share pool
– Size of the profit share pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital
– These are the two key drivers of shareholder value
– Options pool determined annually having regard to the limits on the number of options that may be on issue at any point in time and remuneration strategy generally
– Primary basis for allocating the profit sharing and options pool to business areas is based on the business's relative contribution to profits taking into account capital usage
– Allocations to individuals are based on their performance**
– Performance criteria vary depending on an individual's role but are linked where possible to outcomes that contribute directly to NPAT and ROE

* On the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting.

3.2 Independent remuneration review

The Board Remuneration Committee has access to senior management of the Group and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

During 2008, the Board Remuneration Committee, on behalf of the Non-Executive Directors of the Group, commissioned an independent review of Executive Director remuneration from a US office of the global remuneration consultants, Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with MGL shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available.

As a result of the review, and after critically evaluating the analyses and conclusions, the Non-Executive Directors of the Board were satisfied that, for senior management, compensation was appropriate and that it was structured in a way that encouraged the overall objective of driving short and longer term shareholder returns by aligning the interests of staff with those of shareholders and by attracting and retaining high quality people.

An external review of Non-Executive Directors' remuneration was also commissioned in early 2008 from Mercer (refer section 4.2 for details).

4. Recognising Non-Executive Directors for their role
Macquarie's remuneration approach aims to drive **long-term shareholder returns** by aligning the interests of staff and shareholders and attracting and retaining high quality people. This report discusses how Macquarie's remuneration approach delivers these outcomes for shareholders through:

1. **focusing** on appropriate objectives and achieving results;
2. **structuring** remuneration to motivate staff to create shareholder value;
3. **providing strong governance structures and processes;** and
4. **recognising Non-Executive Directors for their role.**

Finally, Macquarie's remuneration approach ensures that the Non-Executive Directors are appropriately rewarded for their role in providing good overall governance. Reflecting this different focus, the remuneration arrangements applicable to Non-Executive Directors, as outlined in this section, are different from the arrangements applicable to executives.

4.1 Non-Executive Director remuneration policy

All Non-Executive Directors of Macquarie Bank Limited are also Non-Executive Directors of the ultimate parent company, Macquarie Group Limited. Macquarie's Non-Executive Director remuneration policy governs the Non-Executive Directors of both MBL and MGL in aggregate.

This policy is focused on the overall objective of ensuring that Non-Executive Directors are recognised appropriately for providing good overall governance. This objective is achieved by:

(a) Setting Board and Committee fees at a level to ensure that Non-Executive Directors are remunerated in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved;

(b) Delivering these fees in a form that is not in any way contingent on Macquarie's performance;

(c) Requiring Non-Executive Directors to have a meaningful direct shareholding in Macquarie, at a more modest level than the minimum shareholding requirement applicable to Executive Directors, and making available a similar share plan as is available to eligible Australian staff to allow Non-Executive Directors to sacrifice a portion of their Board and Committee fees into Macquarie equity; and

(d) Not providing termination or retirement benefits other than payments relating to their accrued superannuation contributions comprising part of their remuneration

Thus, Macquarie's Non-Executive Director remuneration arrangements are structured quite differently from the executive remuneration arrangements. Executive Directors are not remunerated for acting as Voting Directors.

All Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

4.2 Board and Committee fees

Non-Executive Directors are remunerated via Board and Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. These fees are reviewed annually on the basis of a comparison to market rates. An external review is conducted periodically both as verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was commissioned and conducted in early 2008 to ensure that the Non-Executive Directors' remuneration was in line with the relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate. The review was conducted by Mercer. The Board of Directors critically evaluated the analyses and the conclusions reached.

The Group's Non-Executive Directors are remunerated for their services from the maximum aggregate amount approved by shareholders for that purpose. The maximum aggregate amount of $3,000,000 was approved by Macquarie Bank Limited shareholders at MBL's 2007 Annual General Meeting.

Although fees have been split between Macquarie Bank Limited and Macquarie Group Limited, the Board ensures that Non-Executive Director remuneration for Macquarie Bank Limited and Macquarie Group Limited taken together does not exceed this shareholder-approved maximum aggregate amount.

Prior to 13 November 2007, the implementation date of the corporate restructure, Non-Executive Directors were separately remunerated only for their responsibilities on the Macquarie Bank Limited Board. The per annum rates that applied for the various Board and Committee responsibilities, as well as the current per annum rates for Non-Executive Directors of Macquarie Bank Limited (MBL), are as set out in the table below:

MBL Fees	1 July 2006 – 30th June 2007		1 July 2007 – 12th November 2007		13 November 2007 onwards	
	Chairman	Member	Chairman	Member	Chairman	Member
Board	$680,000	$190,000	$755,000	$205,000	$240,000	$65,000
Board Risk Committee	N/A*	$16,500	N/A*	$18,000	N/A**	N/A**
Board Audit and Compliance Committee	$60,000	$30,000	$60,000	$30,000	N/A***	N/A***
Board Remuneration Committee	$40,000	$20,000	$50,000	$25,000	N/A***	N/A***
Board Corporate Governance Committee	$28,000	$14,000	$36,000	$18,000	N/A***	N/A***
Board Nominating Committee	N/A*	$4,500	N/A*	$8,000	N/A**	N/A**

* These roles are currently filled by the Non-Executive Chairman who is not separately remunerated for Committee responsibilities.

** These roles are currently filled by the Non-Executive Chairman who is not separately remunerated for Committee responsibilities. MBL does not have separate Committees.

*** MBL does not have separate Committees, although MGL's Audit and Compliance Committee (Fees per annum for Chairman and Member are $60,000 and $30,000 respectively) and Remuneration Committee (Fees per annum for Chairman and Member are $50,000 and $25,000 respectively) support both Boards.

These base and Committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Group's fully-paid ordinary shares issued via the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP), a mechanism for the Non-Executive Directors to acquire additional fully paid ordinary shares in the Group. The terms of the NEDSAP substantially replicate the terms of an equivalent plan that was operated by Macquarie Bank Limited, as approved at Macquarie Bank Limited's 1999 Annual General Meeting. Shares under the NEDSAP are acquired on-market at prevailing market prices.

Information on the frequency of Board and Committee meetings is included on pages 2 to 3 of the Directors' Report.

There are no termination payments to Non-Executive Directors on their retirement from office (and there never were in the case of both Macquarie Group Limited and Macquarie Bank Limited) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

4.3 Minimum shareholding requirements for Non-Executive Directors

In order to encourage long-term commitment and to more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain, directly or indirectly, a holding of 4,000 fully paid ordinary MGL shares, which they may accumulate over three years. They are required to extend this holding by an additional 2,000 MGL shares over the next two years, such that they maintain a holding of 6,000 fully paid ordinary MGL shares which they may accumulate over five years. These minimum holdings may be contributed via participation in the NEDSAP.

Under the Group's Trading Policy, Non-Executive Directors are forbidden from hedging shares held to meet this minimum shareholding requirement.

Actual shareholdings are set out in Appendix 3.

Appendix 1: Key Management Personnel

The Macquarie Group restructured on 13 November 2007. The Key Management Personnel (KMP) for the restructured MBL Group remained the same as that prior to the date of restructure with the exception of Mr Moore and Mr Carapiet who ceased to be KMP for the MBL Group at that date.

The restructure was accounted for as a reverse acquisition in accordance with *AASB 3: Business Combinations.* Full details of the restructure can be found in note 1 of the Financial Statements. The disclosures set out in the Appendices below reflect this restructure such that the remuneration amounts reflect KMP's services to the Macquarie Bank Limited Group. Prior year comparatives are unchanged from last year.

Note that throughout these Appendices, Mr Clarke and Mr Johnson are presented as Non-Executive Directors for the current year and Executive Directors for the comparative year. This was because they both retired from executive responsibilities with effect from 31 March 2007.

The following persons were Voting Directors of Macquarie Bank Limited, for the period during the financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated:

Directors:	
Executive	
L.G. Cox, AO	
A.E. Moss, AO*	Group Managing Director and Chief Executive Officer
W.R. Sheppard*	Managing Director and Chief Executive Officer, Appointed 13 November 2007
Non-Executive	
J.G. Allpass	Retired 19 July 2007
D.S. Clarke, AO**	Chairman
M.R.G. Johnson**	Deputy Chairman Retired 19 July 2007
P.M. Kirby	
C.B. Livingstone, AO	
B.R. Martin	Retired 20 July 2006
H.K. McCann, AM	
J.R. Niland, AC	
H.M. Nugent, AO	
P.H. Warne	Appointed 1 July 2007

*Members of the Bank's Executive Committee as at 19 May 2008.

**Mr Clarke and Mr Johnson both retired from Executive responsibilities on 31 March 2007.

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of Macquarie Bank Limited and its controlled entities during the financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated:

Executives:

J.K. Burke*	Group Head, Equity Markets Group
M. Carapiet	Joint Head, Macquarie Capital Advisers, Macquarie Capital (ceased being Key Management Personnel on 12 November 2007)
A.J. Downe*	Group Head, Treasury & Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
N.W. Moore	Group Head, Macquarie Capital (ceased being Key Management Personnel on 12 November 2007)
G.C. Ward*	Chief Financial Officer
W.J. Moss, AM	Former Group Head, Banking & Property Group (retired on 30 March 2007)

*Members of the Bank's Executive Committee as at 19 May 2008.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in compliance with *AASB 124: Related Party Disclosures*. For the purpose of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by the Accounting Standard. The Bank's Non-Executive Directors are specifically required by the Accounting Standard to be included as Key Management Personnel. However, the Non-Executive Directors do not consider that they are part of 'management'.

Appendix 2: Remuneration disclosures

Executive remuneration

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 2 above. These executive remuneration arrangements applied to Mr Clarke and Mr Johnson up to and including 31 March 2007.

The individuals identified above as Key Management Personnel include the five highest remunerated Bank Executives and Relevant Group Executives.

In accordance with the requirements of *AASB 124: Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the year ended 31 March 2008 and the year ended 31 March 2007, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

for the financial year ended
31 March 2008 continued

		Short-Term Employee Benefits		
		Salary (including superannuation)	Performance related remuneration (a)	Total short-term employee benefits
		$	$	$
Executive Directors				
L.G. Cox (f)	**2008**	**304,817**	**769,918**	**1,074,735**
	2007	395,886	1,139,168	1,535,054
A.E. Moss (g)	**2008**	**563,381**	**22,859,946**	**23,423,327**
	2007	670,819	23,178,183	23,849,002
W.R. Sheppard	**2008**	**481,847**	**3,131,170**	**3,613,017**
	2007	517,490	6,782,535	7,300,025
Other Executives				
J.K. Burke	**2008**	**335,475**	**10,675,604**	**11,011,079**
	2007	383,325	10,550,610	10,933,935
A.J. Downe	**2008**	**469,889**	**11,509,756**	**11,979,645**
	2007	479,157	15,072,300	15,551,457
P.J. Maher	**2008**	**451,120**	**3,267,300**	**3,718,420**
	2007	455,199	3,202,864	3,658,063
N.R. Minogue	**2008**	**362,174**	**2,907,263**	**3,269,437**
	2007	431,241	4,144,882	4,576,123
G.C. Ward	**2008**	**362,174**	**2,962,639**	**3,324,813**
	2007	432,211	3,956,479	4,388,690
Former Executive Voting Directors and Executives				
D.S. Clarke (h)	**2008**	**–**	**–**	**–**
	2007	335,410	17,595,026	17,930,436
M.R.G. Johnson (h)	**2008**	**–**	**–**	**–**
	2007	229,995	1,601,432	1,831,427
M. Carapiet (i)	**2008**	**294,908**	**10,145,585**	**10,440,493**
	2007	383,325	15,825,915	16,209,240
N.W. Moore (i)	**2008**	**398,126**	**14,405,056**	**14,803,182**
	2007	517,490	22,801,375	23,318,865
W.J. Moss (h)	**2008**	**–**	**–**	**–**
	2007	383,325	27,789,553	28,172,878
Total Remuneration – Executive Key Management Personnel	**2008**	**4,023,911**	**82,634,237**	**86,658,148**
	2007	5,614,873	153,640,322	159,255,195

Restricted profit share (b) $	Earnings on prior year restricted profit share (c) $	Total long-term employee benefits $	Shares (d) $	Options (e) $	Total Share-Based Payments $	Total Remuneration $	Percentage of remuneration that consists of options %
Long-Term Employee Benefits			**Share-Based Payments**				
192,480	(41,613)	150,867	–	65,686	65,686	1,291,288	5.09
284,792	77,283	362,075	–	58,920	58,920	1,956,049	3.01
–	(4,095,950)	(4,095,950)	–	1,459,881	1,459,881	20,787,258	7.02
5,794,546	2,437,804	8,232,350	–	1,408,466	1,408,466	33,489,818	4.21
894,620	(1,509,805)	(615,185)	447,310	454,706	902,016	3,899,848	11.66
1,695,634	847,754	2,543,388	–	416,711	416,711	10,260,124	4.06
3,050,173	256,332	3,306,505	1,525,086	529,498	2,054,584	16,372,168	3.23
2,637,652	584,091	3,221,743	–	497,409	497,409	14,653,087	3.39
3,288,502	(3,140,783)	147,719	1,644,251	785,510	2,429,761	14,557,125	5.40
3,768,075	1,567,560	5,335,635	–	604,805	604,805	21,491,897	2.81
933,514	(722,400)	211,114	466,757	297,975	764,732	4,694,266	6.35
800,716	366,902	1,167,618	–	274,085	274,085	5,099,766	5.37
830,647	(783,392)	47,255	415,323	310,945	726,268	4,042,960	7.69
1,036,221	463,166	1,499,387	–	314,359	314,359	6,389,869	4.92
846,468	(568,563)	277,905	423,234	268,971	692,205	4,294,923	6.26
989,120	310,641	1,299,761	–	273,509	273,509	5,961,960	4.59
–	–	–	–	–	–	–	
–	1,209,653	1,209,653	–	(170,207)	(170,207)	18,969,882	(0.90)
–	–	–	–	–	–	–	–
–	391,265	391,265	–	155,988	155,988	2,378,680	6.56
2,898,738	(1,114,754)	1,783,984	1,449,369	1,054,788	2,504,157	14,728,634	7.16
3,956,479	1,674,341	5,630,820	–	1,077,890	1,077,890	22,917,950	4.70
4,115,730	(1,688,430)	2,427,300	2,057,865	1,289,653	3,347,518	20,578,000	6.27
5,700,344	2,478,509	8,178,853	–	1,396,821	1,396,821	32,894,539	4.25
–	–	–	–	–	–	–	–
–	1,377,085	1,377,085	–	1,060,797	1,060,797	30,610,760	3.47
17,050,872	(13,409,358)	3,641,514	8,429,195	6,517,613	14,946,808	105,246,470	
26,663,579	13,786,054	40,449,633	–	7,369,553	7,369,553	207,074,381	

Notes on elements of executive remuneration

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For 2008, in the case of Mr A.E. Moss, the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which is expected to be paid or payable within twelve months of the end of the reporting period, in accordance with the requirements of *AASB 124: Related Party Disclosures*. For 2007, in the case of Mr Clarke, Mr Johnson and Mr W.J. Moss the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which were paid within twelve months of the end of the reporting period, in accordance with the requirements of *AASB 124: Related Party Disclosures*.

(b) This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 2.3.1.1 above. For 2008, in the case of Mr A.E. Moss (because he is retiring), the retained amount is included within "Performance related remuneration" as it is expected to be paid or payable within twelve months of the end of the reporting period. For 2007, in the case of Mr Clarke, Mr Johnson and Mr W.J. Moss these retained amounts are included within "Performance related remuneration" since they were paid within twelve months of the end of the reporting period.

(c) This is the notional earnings on prior year restricted profit share allocations described above in this Appendix.

(d) This is the amount of the current year profit share allocation, which is allocated to invest in Macquarie Group Limited shares as described in 2.3.1.2 above.

(e) This amount has been calculated on the basis as described in note 1 (xviii) Share based payments to the 2008 Financial Statements. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in Appendix 3 below. If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Clarke, 80,200 unvested options lapsed when he retired from executive responsibilities on 31 March 2007. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to his options which vested during the year, resulting in a negative balance in the table above for 2007.

Notes on individuals

(f) Since the date of the corporate restructure, 13 November 2007, Mr Cox is technically a Voting Director of MBL in a Non-Executive capacity. He is not separately remunerated through Non-Executive Director fees and so his remuneration is disclosed above and not in the Non-Executive Director table. He is not separately remunerated for being a Voting Director of MBL.

(g) Mr A.E. Moss will retire on 24 May 2008. Subsequent to that date, subject to the Group's Board determining that a disqualifying event has not occurred, he will become entitled to his vested profit share from the Group of $24,828,847 adjusted for any further notional earnings increment or decrement thereon. This vested profit share amount comprises the retained portion of his profit share allocations from 1998 to 2007 as well as the retained portion of the profit share allocations for the year ended 31 March 2008 (which are included within the "Performance related remuneration" disclosed in the table above).

(h) Mr Clarke and Mr Johnson retired from the Executive Committee on 31 March 2007 and Mr W.J. Moss retired from the Executive Committee on 30 March 2007. Subsequent to 31 March 2007, they became entitled to their vested retained profit share of $14,198,462, $4,111,226 and $19,013,875, respectively, which included notional earnings up until payment date once the Board determined that a disqualifying event had not occurred. These vested retained profit share amounts comprise the retained portions of their profit share allocations from 1997 to 2006 as well as the retained portion of their profit share allocations for the year ended 31 March 2007 (which are included within the "Performance related remuneration" disclosed in the table above).

(i) Mr Carapiet and Mr Moore ceased to be Key Management Personnel on 12 November 2007 as a result of the corporate restructure. They are therefore shown as "Former Executives" of the Bank.

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary (including superannuation)' 'Other benefits' and 'Earnings on prior year restricted profit share'. All other remuneration was performance based.

As is evident from the tables on pages 32 to 33, the majority of the remuneration for the named Bank executives is performance based (ranging from 91.1 per cent to 97.9 per cent for individuals who were Executive Committee members during the year ended 31 March 2008). This is consistent with the comments previously made that the effect of the Group's profit sharing mechanism is to provide substantial incentives in relation to superior profitability but low or no participation for less satisfactory performance. The mechanism provides significant alignment of their interests with those of shareholders.

Non-Executive Director remuneration

The remuneration arrangements for all of the persons listed below as Non-Executive Directors are described in section 4 above. These Non-Executive Director remuneration arrangements have applied to Mr Clarke and Mr Johnson from 1 April 2007 onwards.

		Directors Fees $	Other Benefits (a) $	Total Compensation $
D.S. Clarke (b)	**2008**	**537,273**	**29,190**	**566,463**
	2007	–	–	–
J.G. Allpass (c)	**2008**	**77,727**	**27,218**	**104,945**
	2007	250,875	71,988	322,863
M.R.G. Johnson (d)	**2008**	**66,818**	**60,606**	**127,424**
	2007	–	–	–
P.M. Kirby	**2008**	**178,367**	**–**	**178,367**
	2007	221,375	–	221,375
C.B. Livingstone	**2008**	**198,682**	**38,250**	**236,932**
	2007	263,000	8,400	271,400
B.R. Martin (e)	**2008**	**–**	**–**	**–**
	2007	67,413	9,045	76,458
H.K. McCann	**2008**	**196,330**	**26,700**	**223,030**
	2007	259,625	–	259,625
J.R. Niland	**2008**	**184,883**	**–**	**184,883**
	2007	236,424	–	236,424
H.M. Nugent	**2008**	**190,045**	**–**	**190,045**
	2007	245,125	–	245,125
P.H. Warne (f)	**2008**	**124,121**	**–**	**124,121**
	2007	–	–	–
Total Remuneration – Non-Executive Key Management Personnel	**2008**	**1,754,246**	**181,964**	**1,936,210**
	2007	1,543,837	89,433	1,633,270

(a) Other benefits for Non-Executive Directors include due diligence committee fees paid to Mr Allpass of $7,000 (2007: $10,500), Ms Livingstone of $32,100 and Mr McCann of $26,700; fees paid to Mr Allpass, Mr Johnson and Mr Martin for Compliance Committee duties for certain related entities (Macquarie Infrastructure Group, Macquarie Infrastructure Group International Limited, Macquarie Infrastructure Investment Management Limited, Macquarie Investment Management Limited, Macquarie Investment Services Limited and Macquarie Private Portfolio Management Limited), and fees paid to Mr Allpass and Ms Livingstone for work performed in relation to the Basel II Board Sub-Committee.
As the Non-Executive Chairman, Mr Clarke is entitled to the use of an office and administrative support. Included above is a notional estimate of the portion of the cost of these services which may have been used by the Chairman for other purposes.

(b) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman. His 2007 remuneration is reported as Executive Remuneration in the executive remuneration table earlier in this Appendix.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His 2007 remuneration is reported as Executive Remuneration in the executive remuneration table earlier in this Appendix.

(e) Mr Martin retired from the Board of Directors on 20 July 2006.

(f) Mr Warne was appointed to the Board of Directors on 1 July 2007.

Appendix 3: Share and option disclosures

Shares

Shareholding of Key Management Personnel and their related parties

The following table sets out details of fully paid ordinary shares of the Bank held during the year by the Key Management Personnel including their related parties. As a result of the corporate restructure that took place on 13 November 2007, shareholders of MBL obtained one MGL ordinary share for each ordinary share they held in MBL prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007	Shares issued on exercise of options	Other changes (a)	Shares cancelled on restructure	Number of shares held at 31 March 2008
Executive Directors					
L.G. Cox	269,812	–	–	(269,812)	–
A.E. Moss	404,336	–	(100)	(404,236)	–
W.R. Sheppard	259,271	–	2,000	(261,271)	–
Non-Executive Directors					
J.G. Allpass (b)	18,513	–	–	(18,513)	–
D.S. Clarke (c)	651,113	53,734	10	(704,857)	–
M.R.G. Johnson (d)	293,803	–	–	(293,803)	–
P.M. Kirby	9,772	–	–	(9,772)	–
C.B. Livingstone	7,550	–	882	(8,432)	–
H.K. McCann	11,359	–	–	(11,359)	–
J.R. Niland	5,959	–	2,000	(7,959)	–
H.M. Nugent	19,762	–	851	(20,613)	–
P.H. Warne (e)	8,790	–	287	(9,077)	–
Executives					
J.K. Burke	25,000	6,657	–	(31,657)	–
M. Carapiet (f)	525,934	99,771	(94,431)	(531,274)	–
A.J. Downe	121,035	–	–	(121,035)	–
P.J. Maher	60,153	56,666	171	(116,990)	–
N.R. Minogue	110,811	21,500	–	(132,311)	–
N.W. Moore (f)	843,113	216,001	(50,000)	(1,009,114)	–
G.C. Ward	29,211	27,409	–	(56,620)	–

(a) Includes on market acquisitions and disposals.

(b) Mr Allpass retired from the Board of Directors on 19 July 2007. Shares cancelled on restructure represents the balance held at date of retirement.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Shares cancelled on restructure represents the balance held at date of retirement.

(e) Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents holdings as at the date of appointment as director on 1 July 2007.

(f) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2007 (b)
Executive Directors				
D.S. Clarke	977,248	–	(326,135)	651,113
L.G. Cox	268,112	1,700	–	269,812
M.R.G. Johnson	353,803	–	(60,000)	293,803
A.E. Moss	404,336	–	–	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	–	1,881	9,772
C.B. Livingstone	7,336	–	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	–	11,359
J.R. Niland	4,109	–	1,850	5,959
H.M. Nugent	19,112	–	650	19,762
Executives				
J.K. Burke	18,000	7,000	–	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	–	121,035
P.J. Maher	46,819	13,334	–	60,153
N.R. Minogue	110,811	–	–	110,811
N.W. Moore	835,251	–	7,862	843,113
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	13,287	15,924	–	29,211
Former				
W.J. Moss (d)	269,511	–	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired from the Board of Directors on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Appendix 3: Share and option disclosures continued
Options

Option holdings of Key Management Personnel and their related parties
The following table sets out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of the Bank (MBL). As a result of the corporate restructure that took effect on 13 November 2007, optionholders of MBL obtained one MGL ordinary option for each option they held in MBL prior to implementation of the restructure. Following the restructure, there were no options issued over MBL shares.

For the year ended 31 March 2008

Name and position	Number of options held at 1 April 2007	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Options cancelled on restructure	Number of options held at 31 March 2008 (b)	Number of options vested in the financial year	Number of options vested at 31 March 2008 (b)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (c)
Executive Directors									
L.G. Cox	23,265	9,000	–	–	(32,265)	–	4,673	–	–
A.E. Moss	511,000	159,400	–	–	(670,400)	–	115,200	–	–
W.R. Sheppard	148,334	45,000	–	–	(193,334)	–	53,332	–	–
Non-Executive Directors									
J.G. Allpass (d)	–	–	–	–	–	–	–	–	–
D.S. Clarke (e)	53,734	–	(53,734)	–	–	–	–	–	2,125,687
M.R.G. Johnson (f)	84,795	–	–	–	(84,795)	–	36,366	–	–
P.M. Kirby	–	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–	–
P.H. Warne (g)	–	–	–	–	–	–	–	–	–
Executives									
J.K. Burke	181,335	50,000	(6,657)	–	(224,678)	–	53,001	–	275,961
M. Carapiet (h)	356,838	126,000	(99,771)	–	(383,067)	–	99,771	–	2,238,423
A.J. Downe	218,335	85,000	–	–	(303,335)	–	71,667	–	–
P.J. Maher	125,000	25,000	(56,666)	–	(93,334)	–	31,666	–	2,719,641
N.R. Minogue	129,835	35,000	(21,500)	–	(143,335)	–	36,667	–	928,585
N.W. Moore (h)	594,335	154,400	(216,001)	–	(532,734)	–	138,333	–	9,604,962
G.C. Ward	100,743	30,000	(27,409)	–	(103,334)	–	31,667	–	1,473,361

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior years.
(d) Mr Allpass retired from the Board of Directors on 19 July 2007. The balance at 31 March 2008 represents holdings at date of retirement.
(e) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.
(f) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance cancelled on restructure represents the balance held at date of retirement.
(g) Mr Warne was appointed to the Board of Directors on 1 July 2007.
(h) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2007 (b)	Number of options vested in the financial year	Number of options vested at 31 March 2007 (b)	Value of options granted as part of remunerat-ion and that are exercised or sold during the financial year $ (c)
Executive Directors								
D.S. Clarke (d)	133,934	–	–	(80,200)	53,734	53,734	53,734	–
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800	55,828
M.R.G. Johnson	66,300	18,495	–	–	84,795	36,366	36,366	–
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200	6,713,392
Non-Executive Directors								
J.G. Allpass	1,700	–	(1,700)	–	–	–	–	58,735
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
B.R. Martin (e)	1,700	–	(1,000)	–	700	–	700	29,280
H.K. McCann	1,700	–	(1,700)	–	–	–	–	47,787
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
Executives								
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–	3,941,371
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–	2,831,606
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–	5,868,755
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333	1,030,007
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500	1,275,077
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334	–
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–	1,745,925
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742	834,324
Former								
W.J. Moss (f)	297,501	105,000	–	(73,500)	329,001	73,500	–	2,218,928

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior years.
(d) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed (with a value of $3,245,250). He will continue as Non-Executive Chairman.
(e) Mr Martin retired from the Board of Directors on 20 July 2006.
(f) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Appendix 3: Share and option disclosures continued
Details of options granted and their fair value at grant date

For the year ended 31 March 2008

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Value of options granted as part of remuneration during the year $	Date first tranche can be exercised	Expiry date
Executive Directors							
L.G. Cox	15 August 2007	9,000	71.41	11.16	100,440	1 July 2009	15 August 2012
A.E. Moss	15 August 2007	159,400	71.41	11.16	1,778,904	1 July 2009	15 August 2012
W.R. Sheppard	15 August 2007	45,000	71.41	11.16	502,200	1 July 2009	15 August 2012
Executives							
J.K. Burke	15 August 2007	50,000	71.41	11.16	558,000	1 July 2009	15 August 2012
M. Carapiet	15 August 2007	126,000	71.41	11.16	1,406,160	1 July 2009	15 August 2012
A.J. Downe	15 August 2007	85,000	71.41	11.16	948,600	1 July 2009	15 August 2012
P.J. Maher	15 August 2007	25,000	71.41	11.16	279,000	1 July 2009	15 August 2012
N.R. Minogue	15 August 2007	35,000	71.41	11.16	390,600	1 July 2009	15 August 2012
N.W. Moore	15 August 2007	154,400	71.41	11.16	1,723,104	1 July 2009	15 August 2012
G.C. Ward	15 August 2007	30,000	71.41	11.16	334,800	1 July 2009	15 August 2012

For the year ended 31 March 2007

Name and position	Date options granted	Number of options granted	Option exercise price $	Fair value at grant date* $	Value of options granted as part of remuneration during the year $	Date first tranche can be exercised	Expiry date
Executive Directors							
L.G. Cox	1 August 2006	9,245	61.79	12.25	113,251	1 July 2008	1 August 2011
M.R.G. Johnson	1 August 2006	18,495	61.79	12.25	226,564	1 July 2008	1 August 2011
A.E. Moss	1 August 2006	165,400	61.79	12.25	2,026,150	1 July 2008	1 August 2011
Executives							
J.K. Burke	1 August 2006	65,000	61.79	12.25	796,250	1 July 2008	1 August 2011
M. Carapiet	1 August 2006	143,360	61.79	12.25	1,756,160	1 July 2008	1 August 2011
A.J. Downe	1 August 2006	85,000	61.79	12.25	1,041,250	1 July 2008	1 August 2011
P.J. Maher	1 August 2006	30,000	61.79	12.25	367,500	1 July 2008	1 August 2011
N.R. Minogue	1 August 2006	35,000	61.79	12.25	428,750	1 July 2008	1 August 2011
N.W. Moore	1 August 2006	160,000	61.79	12.25	1,960,000	1 July 2008	1 August 2011
W.R. Sheppard	1 August 2006	45,000	61.79	12.25	551,250	1 July 2008	1 August 2011
G.C. Ward	1 August 2006	30,000	61.79	12.25	367,500	1 July 2008	1 August 2011
Former							
W.J. Moss	1 August 2006	105,000	61.79	12.25	1,286,250	1 July 2008	1 August 2011

* Refer notes on fair value below.

The Bank has adopted the fair value measurement provisions of AASB 2: *Share-Based Payment* for all options granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the Key Management Personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in Appendix 3 above, the Bank has assumed that all options will vest, except where it is known that an option lapsed during the period.

Options granted during the financial year were issued subject to the exercise conditions noted above and are only exercisable in three equal tranches on or after 1 July 2009, 1 July 2010 and 1 July 2011. Allocations of these options were in respect of performance for the Bank's 2007 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 7.00 per cent (weighted average)
- expected life of options: four years
- volatility of share price: 20 per cent per annum
- dividend yield: 3.43 per cent per annum

The exercise price of the options granted to Executive Directors and Executives in the current financial year was based on the weighted average market price of the Bank's ordinary shares traded on ASX during the one week up to and including 15 August 2007 (adjusted for special trades and any cum-dividend trading).

There were no options issued to Non-Executive Directors during the financial year.

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the year

For the year ended 31 March 2008

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executives			
J.K. Burke	4,668	4,668	28.74
	1,989	1,989	33.11
M. Carapiet (b)	26,668	26,668	28.74
	32,500	32,500	33.11
	40,603	40,603	63.34
P.J. Maher	30,000	30,000	28.74
	26,666	26,666	35.28
N.R. Minogue	21,500	21,500	30.51
N.W. Moore (b)	52,668	52,668	30.51
	66,667	66,667	28.74
	96,666	96,666	32.26
G.C. Ward	14,076	14,076	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2008.
(b) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

For the year ended 31 March 2008

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
L.G. Cox	1,700	1,700	34.71
Non-Executive Directors			
J.G. Allpass	1,700	1,700	34.71
B.R. Martin	1,000	1,000	34.71
H.K. McCann	1,700	1,700	34.71
Executives			
J.K. Burke	7,000	7,000	34.71
M. Carapiet	24,500	24,500	30.51
	32,500	32,500	33.11
A.J. Downe	27,834	27,834	30.51
	26,666	26,666	28.74
P.J. Maher	13,334	13,334	34.71
G.C. Ward	2,591	2,591	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2007.

Appendix 4: Loan disclosures

Loans to Key Management Personnel

Details of loans provided by the Macquarie Bank Limited Group to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged (a) $'000	Write-off $'000	Closing Number in balance at 31 March $'000	Number in group 31 March* $'000
Total for Key Management	**2008**	**57,545**	**4,370**	**–**	**57,199**	**14**
Personnel and their related parties	2007	76,318	5,971	–	62,101	19
Total for Key Management	**2008**	**41,862**	**2,897**	**–**	**39,187**	**9**
Personnel	2007	57,882	4,493	–	44,891	11

* Includes loans provided by the Bank to Mr W.J. Moss and his related parties. Mr Moss retired from the Executive Committee on 30 March 2007. As such, he was not a Key Management Personnel on 1 April 2007 and his loans have not been included in the opening balance.

Loans and other financial instrument transactions are made by the Group in the ordinary course of business with related parties.

Certain loans are provided under zero cost collars secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2008

Name and position	Balance at 1 April 2007 $'000	Interest charged (a) $'000	Write-off $'000	Balance at 31 March 2008 (b) $'000	Highest in period $'000
Executive Directors					
L.G. Cox	200	7	–	–	765
Non–Executive Directors					
D.S. Clarke (c)	29,937	2,606	–	34,826	35,050
Executives					
M. Carapiet (d)	5,286	136	–	–	5,286
A.J. Downe	–	49	–	1,847	1,847
P.J. Maher	2,866	416	–	4,878	5,769
N.R. Minogue	4,618	340	–	4,234	4,939
N.W. Moore (d)	12,891	504	–	6,985	12,891
G.C. Ward	1,727	311	–	4,406	4,561

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

(d) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

For the year ended 31 March 2007

Name and position	Balance at 1 April 2006 $'000	Interest charged (a) $'000	Write-off $'000	Balance at 31 March 2007 (b) $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	48,940	3,729	–	29,937	52,658
L.G. Cox	621	21	–	200	684
M.R.G. Johnson	220	5	–	20	220
Executives					
M. Carapiet	5,183	372	–	5,286	5,298
A.J. Downe	500	13	–	–	500
P.J. Maher	1,838	103	–	2,866	3,249
N.R. Minogue	5,054	349	–	4,618	6,379
N.W. Moore	6,848	908	–	12,891	12,891
W.R. Sheppard	100	3	–	–	100
G.C. Ward	739	107	–	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	–	4,556	7,933

(a) All loans provided by the Bank to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.
(b) Or date of retirement if earlier.
(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Appendix 5: Other disclosures

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within the Macquarie Bank Limited Group which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreement are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual contributions from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2008 $'000	Consolidated 2007 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**13,481**	16,817

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
L.G. Cox, W.R. Sheppard

Non-Executive Directors
D.S. Clarke, P.M. Kirby

Executives
J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore, G.C. Ward

The following Key Management Personnel (including related parties) have entered into zero cost collar transactions with the Bank and other non related entities in respect of fully paid ordinary MGL shares. This has the effect of acquiring cash-settled put options against movements in MGL's share price below current levels and disposing of the benefit of any share price movement above the nominated level. These are not related to any shares required to be held as part of the new Executive Committee equity alignment and minimum shareholding arrangements as outlined in section 2.3.

Transactions with the Company

Name and position	Description	Number of shares 2008	Number of shares 2007
Non-Executive Directors			
D.S. Clarke (a)	Maturing May 2008	**260,379**	260,379
	Maturing June 2008	**100,784**	100,784
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
M.R.G Johnson (b)	Maturing July 2008	**25,000**	–
Executives			
M. Carapiet	Maturing August 2007	**–**	160,666
A.J. Downe	Maturing August 2007	**–**	36,382
	Maturing December 2007	**–**	27,834
	Maturing August 2008	**36,382**	–
	Maturing December 2008	**55,001**	–
N.R. Minogue	Maturing August 2007	**–**	11,500
G.C. Ward	Maturing August 2007	**–**	21,666
	Maturing July 2008	**40,373**	–
	Maturing July 2008	**5,742**	–

(a) In addition, Mr Clarke had an indirect interest in cash-settled put options that were exercisable against 213,517 fully paid ordinary MGL shares.

(b) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007.

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

This is the end of the Remuneration Report.

Directors' Equity Participation

At 19 May 2008, none of the Directors held any relevant interests, as notified by the Directors to the Australian Securities Exchange in accordance with the Corporations Act 2001 (Cth), in shares or share options of MBL.

Directors' and Officers' Indemnification and Insurance

Under MBL's Constitution, MBL indemnifies all past and present Directors and Secretaries of MBL (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against every liability incurred by them in, and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which they become involved because of, their respective capacities unless:

- the liability is owed to MBL or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001;
- in the case of legal costs, the costs are incurred in defending or resisting a liability excluded above, criminal proceedings in which the person is found guilty or proceedings brought by the Australian Securities and Investments Commission or a liquidator where grounds for a court order are established (but excluding costs relating to investigations before commencement of proceedings for the court order), or the costs incurred in relation to proceedings for relief to the person under the Corporations Act 2001 in which the court denies relief;
- MBL is forbidden by statute to indemnify the person against the liability or legal costs; or
- an indemnity by MBL of the person against the liability or legal costs would, if given, be made void by statute.

Following approval by shareholders at the 1998 Annual General Meeting, MBL entered into a Deed of Access, Indemnity and Insurance dated 4 August 1998 (Deed), which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, MBL agrees to:

- indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of MBL under its Constitution in force from time to time;
- take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in MBL's position) for seven years after the Director ceases to be a Director of MBL;
- loan funds to a Director to cover the Director's legal costs in defending a claim, repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by MBL to the Director under the indemnity); and
- grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of MBL, and access to other documents if the documents were in MBL's possession at the time the Director was a Director and where it is not contrary to MBL's interest for the documents to be provided.

In addition, following the approval of shareholders at the 1999 Annual General Meeting, MBL made an Indemnity and Insurance Deed Poll on 30 July 1999 (Deed Poll). The benefit of the undertakings made by MBL under the Deed Poll have been given to each of the Directors, Secretaries, persons involved in the management and certain other persons, of MBL, its wholly-owned subsidiaries and other companies where the person is acting as such at the specific request of MBL or a wholly-owned subsidiary of MBL. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of MBL.

Following the approval of shareholders at the 2000 Annual General Meeting, both the Deed and the Deed Poll were amended in a minor way to clarify the operation of the deeds with respect to the provision of loans to indemnified persons for legal costs and the requirement to repay such loans. From November 2005, each Director, each Secretary and other officers having the benefit of the indemnity provisions under MBL's Constitution, the Deed and the Deed Poll was asked to agree that those indemnities would not apply to the extent to which an indemnity for any liability or legal costs is forbidden by Australian statute or would, if given, be made void by Australian statute. These limitations on the indemnities were subsequently adopted into the indemnity provisions of MBL's Constitution with the approval of shareholders at the 2006 Annual General Meeting with the effect that this limitation now applies directly to the terms of the Deed and the Deed Poll.

A Directors' and Officers' insurance policy is in place that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for MBL in indemnifying such persons pursuant to the Deed and the Deed Poll. Individuals covered by the insurance policy pay the premium attributable to their direct coverage and MBL pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' Interests and Benefits

A number of Directors have given written notice stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between MBL and any of these companies. Transactions between MBL and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to MBL or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of MBL or of a related entity) by reason of a contract made by MBL or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share Options

MBL operated a share option scheme for employees prior to the restructure of the Macquarie Group into a NOHC holding structure. Information on this share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 38 – Employee equity participation, in the full financial report.

No unissued shares in the Bank are under option as at the date of this report.

Directors' Other Relevant Interests

The relevant interests of Directors as at 19 May 2008 in managed investment schemes made available by controlled entities of MBL and other disclosable relevant interests are:

Name and position	Direct interests	Indirect interests
Executive Directors D.S. Clarke	– 381,213 MGL fully paid ordinary shares – 285,575 Zero Cost Collars[2]	– 323,150 MGL fully paid ordinary shares – 391,617.10 Macquarie Balanced Growth Fund Units – 5,000 Macquarie Office Trust Units – 213,517 Cash Settled Put Options[1] – 100,784 Zero Cost Collar[3]
A.E. Moss	– 81,379 MGL fully paid ordinary shares – 713,078 Macquarie Airports Stapled Securities – 500,000 Macquarie Communications Infrastructure Group Stapled Securities – 25,000 Macquarie Global Infrastructure Trust Units – 162,000 Macquarie Infrastructure Group Stapled Securities – 10,000 Macquarie Leisure Trust Units – 48,108.06 Macquarie Newton Australian Absolute Return Fund Units – 11,429 Macquarie Office Trust Units – 51,250 Macquarie Private Equity Trust Units – 100,000 Macquarie Technology Fund 1A Units – 414,813.14 Macquarie Cash Management Trust Units	– 322,857 MGL fully paid ordinary shares – 670,400 MGL share options – 250,000 Macquarie Capital Alliance Group Stapled Securities – 10,000 Macquarie CountryWide Trust Units – 6,334 Macquarie Office Trust Units – 378,366.17 Macquarie Cash Management Trust Units
L.G. Cox	– 87,898 MGL fully paid ordinary shares – 32,265 MGL share options	– 181,914 MGL fully paid ordinary shares – 605,800 High Yield Infrastructure Debt Trust Units – 189,236 Macquarie Airports Stapled Securities – 40,000 MP Structured Fund Units

Name and position	Direct interests	Indirect interests
W.R. Sheppard	– 14,607 MGL ordinary fully paid shares – 569,775 Macquarie Airports Stapled Securities – 62,500 Macquarie Capital Alliance Group – 239,431 Macquarie Infrastructure Group Stapled Securities – 328,760 Macquarie Leisure Trust Stapled Securities – 75,000 Macquarie Media Group Stapled Securities – 193,334 MGL share options	– 246,706 MGL ordinary fully paid shares – 894 Macquarie Airports Reset Exchange Securities Trust Units – 204,788 Macquarie Private Capital Group Stapled Securities – 289,294 Macquarie Airports Stapled Securities – 212,138 Macquarie Communications Infrastructure Group Stapled Securities – 132,291 Macquarie Australian Small Companies Fund Units – 609,004 Macquarie CountryWide Trust Units – 901,210 Macquarie Office Trust Units – 150,000 Macquarie Technology Fund Units – 206,000 Macquarie Martin Place Trust Units – 98,044 Macquarie Global Infrastructure Fund (A) shares – 2,156 Macquarie Global Infrastructure Fund (B) shares – 350,378 Macquarie Master Australian Enhanced Equities Fund – 134,237 PBM Alternative Investments Account Units – 258,255.24 Macquarie Cash Management Trust Units
Independent Directors		
P.M. Kirby	– 11,386 MGL fully paid ordinary shares – 159,510 ConnectEast Group Stapled Securities – 117,064 Macquarie Infrastructure Group Stapled Securities – 30,000 Macquarie Media Group Stapled Securities – 100,000 DUET securities	– 42,800 Macquarie Infrastructure Group Stapled Securities
C.B. Livingstone	– 1,791 MGL fully paid ordinary shares	– 6,641 MGL fully paid ordinary shares – 18,813 Macquarie CountryWide Trust Units – 66,600.09 Macquarie Cash Management Trust Units

Name and position	Direct interests	Indirect interests
H.K. McCann	– 11,359 MGL fully paid ordinary shares	– 103,000 Macquarie Martin Place Trust Units – 12,500 Macquarie Capital Alliance Group Stapled Securities – 50,819 Macquarie Communications Infrastructure Group Stapled Securities – 112,415 Macquarie CountryWide Trust Units
J.R. Niland	– 2,309 MGL fully paid ordinary shares	– 5,650 MGL fully paid ordinary shares – 58,000 Macquarie Capital Alliance Group Stapled Securities – 20,291 Macquarie Infrastructure Group Stapled Securities – 50,875 Macquarie Office Trust Units – 7,500 Macquarie Airports Stapled Securities
H.M. Nugent	– 8,143 MGL fully paid ordinary shares – 28,611 Macquarie Airports Stapled Securities	– 4,300 MGL fully paid ordinary shares
P.H. Warne	– 7,604 DUET Trust Units and 1,066 DUET Group Units	– 9,077 MGL fully paid ordinary share – 3,175 Macquarie Airports Stapled Securities – 11,443 Macquarie Office Trust Units – 155,983 Macquarie Capital Alliance Group Stapled Securities – 218,884 Macquarie Infrastructure Group Stapled Securities – 70,418 Macquarie CountryWide Trust Units – 95,114 Macquarie Office Trust Units – 1,333 Macquarie Airports Reset Exchange Securities Trust Units

(1) A company in which Mr Clarke has an indirect interest entered into a Zero Cost Collar transaction with MBL in respect of 213,517 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price over the period from 15 June 2005 to 14 June 2010, in respect of those shares.

(2) Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 153,296 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares.

(3) A company in which Mr Clarke has an indirect interest entered into a Zero Cost Collar transaction with MBL in respect of 100,784 fully paid ordinary MGL shares, which had the effect of acquiring cash-settled put options against movements in the MGL share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

(4) The transactions in (1) to (3) above do not relate to MGL shares in respect of which the relevant persons are not permitted by MGL policy to minimise their equity risk.

Environmental Regulations

MBL and its controlled entities have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-Audit Services

Details of the amounts paid or payable to the auditor of MBL, PricewaterhouseCoopers ("PwC"), and its related practices for non-audit services provided, during the year, is disclosed in note 49 to the full financial report – Audit and other services provided by PricewaterhouseCoopers ("PwC").

Macquarie's external auditor policy, which is discussed in MBL's Corporate Governance Statement contained in MGL's 2008 Annual Review, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for MGL or its controlled entities, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee or the Committee Chairman, as appropriate.

The Board Audit and Compliance Committee has reviewed a summary of non-audit services provided, during the year, by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) ("the Act"). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services, during the year, by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditor's Independence Declaration

A copy of the auditor's independence declaration, as required under section 307C of the Act, is set out on page 56 at the end of this Report.

Rounding of Amounts

In accordance with Australian Securities & Investments Commission Class Order 98/0100 (as amended), amounts in the Annual Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Richard Sheppard
Managing Director and
Chief Executive Officer

Sydney
19 May 2008

Directors' Experience and Special Responsibilities

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 66)
Non-Executive Chairman (Chairman since MBL's inception in February 1985)

David Clarke has been Non-Executive Chairman of MBL since 1 April 2007. He was Executive Chairman of MBL from its formation in 1985 until 31 March 2007. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to MBL), from 1977 to 1984 Managing Director and from 1984 Executive Chairman. Mr Clarke was appointed Non-Executive Chairman of Macquarie Group Limited on 30 August 2007. He is also Chairman of Australian Vintage Limited (since November 1991), Goodman International Limited (since October 2000), Poole's Rock Wines Pty Ltd, the Sydney University Football Club Foundation and the George Gregan Foundation. He is an associate of ASX Limited and a member of the Investment Advisory Committee of the Australian Olympic Foundation, a member of the Harvard Business School Asia Pacific Advisory Committee, a member of the Seoul International Business Advisory Council, the Board of the Centre for the Mind and the Bloomberg Asia Pacific Advisory Board. He is also a member of Council of the Royal Agricultural Society of NSW and an honorary life member of the Financial Markets Foundation for Children. He is a member of the Corporate Governance Committee of the Australian Institute of Company Directors and Vice President of the Sydney University Cricket Club. He was previously Chairman of the management companies of Macquarie ProLogis Trust (from June 2002 until March 2007), Macquarie Office Trust (from June 1987 until March 2007) and Macquarie Countrywide Trust (from June 1995 until March 2007). Mr Clarke is a resident of New South Wales.

Allan E Moss, AO, BA LLB (Hons) (Syd), MBA (Harv) (age 58)
Managing Director and Chief Executive Officer from August 1993 to November 2007
Executive Voting Director since June 1989

Allan Moss joined Hill Samuel Australia Limited (predecessor to MBL) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of MBL. The following year, he founded the Risk Management Group which is responsible for MBL's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993. In August 2007, with the restructure of the Macquarie Group, he became Managing Director and Chief Executive Officer ("CEO") of MGL and retired from his role as Managing Director and CEO of MBL in November 2007.

Mr Moss will retire as a director of MBL on 24 May 2008 when he retires as Managing Director and CEO of MGL. Mr Moss is a resident of New South Wales.

W Richard Sheppard BEc (Hons) (Sydney) (age 59)
Managing Director and CEO since November 2007
Executive Voting Director since November 2007

Richard Sheppard joined MBL's predecessor, Hill Samuel Australia in 1975, initially working in Corporate Finance. He was Head of MBL's Melbourne Office from 1986 until 1988 and became Head of the Corporate Banking Group in 1988. He has been a member of the Group Executive Committee since 1986 and Deputy Managing Director since 1996. Following the restructure of the Macquarie Group in late 2007 he was appointed Managing Director and CEO of MBL and Deputy Managing Director of MGL. He is a past Chairman of several of MBL's businesses including Hills Motorway Trust and Macquarie Airports (from December 2002 to April 2006) and is currently Chairman of Macquarie CountryWide Trust (since March 2007), Macquarie DDR Trust (since October 2003) and Macquarie Private Capital Group (since October 2005). He is a member of the Government's Financial Sector Advisory Council and the Australian Financial Markets Association. He also sits on a number of other boards including Cure Cancer Australia Foundation, the Bradman Foundation and the Sydney Cricket Club. Mr Sheppard is a resident of New South Wales.

Laurence G Cox, AO, BCom (Melb), FCPA, SF Fin (age 69)
Voting Director since January 1996
Executive Voting Director since March 2004

Laurie Cox joined the Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was appointed an Executive Director of MBL in March 2004. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox was Chairman of Australian Stock Exchange Limited from 1989 to 1994 (now known as the Australian Securities Exchange). He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995, and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is also a former member of the International Markets Advisory Board of The NASDAQ Stock Market (USA), a former Chairman of Transurban Group (from February 1996 to February 2007) and is currently an associate of ASX. He is Chairman of SMS Management & Technology Limited (since May 2001) and the Murdoch Childrens Research Institute and is a Director of and Research Australia Limited. Mr Cox was appointed to the Board of OneSteel Limited ("OneSteel") in September 2007 and was a Director of Smorgon Steel Group Limited from September 1998 until its merger with OneSteel in September 2007. Mr Cox is a resident of Victoria.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 60)
Independent Voting Director – joined the Board in June 2003
Member of the Board Audit and Compliance Committee

Peter Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, Mr Kirby was with the Imperial Chemical Industries PLC group ("ICI") for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. Mr Kirby is a Director of Orica Limited (since July 2003) and the Beacon Foundation. He is a former Chairman and Director of Medibank Private Limited. Mr Kirby is a resident of Victoria.

Catherine B Livingstone, AO, BA (Hons) (Macquarie), FCA, FTSE (age 52)
Independent Voting Director – joined the Board in November 2003
Chairman of the Board Audit and Compliance Committee

Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of the CSIRO and a Director of Goodman Fielder Limited and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is a Director of Telstra Corporation Limited (since November 2000) and WorleyParsons Limited (since July 2007), a member of the Boards of the Macquarie Graduate School of Management and Future Directions International Pty Ltd and is a member of the New South Wales Innovation Council and Australia's National Innovation System Review Panel. Ms Livingstone is a resident of New South Wales.

H Kevin McCann, AM, BA LLB (Hons) (Syd), LLM (Harv), FAICD (age 67)
Independent Voting Director – joined the Board in December 1996
Lead Independent Voting Director
Member of the Board Audit and Compliance Committee

Kevin McCann is a former Partner and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He was a Partner at the firm from 1970 to 2004. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is Chairman of Healthscope Limited (since March 1994), Origin Energy Limited (since February 2000) and the Sydney Harbour Federation Trust, a Director of BlueScope Steel Limited (since May 2002) and a Member of the Takeovers Panel and the Council of the National Library of Australia and is a NSW Councillor of the Australian Institute of Company Directors. He is a former Chairman of Triako Resources Limited (April 1999 to September 2006). Mr McCann is a resident of New South Wales.

John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD (age 67)
Independent Voting Director – joined the Board in February 2003

John Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. He is currently Chairman of the Centennial Park and Moore Park Trust and of Campus Living Funds Management Limited. He is a member of the University Grants Committee of Hong Kong and a member of the Board of Trustees of Singapore Management University, where he chairs the Finance and Remuneration Committee. In the region he is also active in providing consulting advice on governance and globalisation strategies to various government bodies and universities. Professor Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council and the Boards of realestate.com.au Limited, St Vincent's Hospital and the Garvan Institute. He is a former President of the National Trust of Australia (NSW). Dr Niland is a resident of New South Wales.

Helen M Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv) (age 59)
Independent Voting Director – joined the Board in June 1999

Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and a Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently, she is also a Director of Origin Energy Limited (since March 2003), the Australian Davos Connection and a member of the Board of Freehills. She is a former Chairman of Hudson (Australia and New Zealand) and is a former director of UNiTAB (July 1999 to October 2006) and Carter Holt Harvey (May 2003 to June 2006). She was formerly Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council and in 1999, she was Chairman of the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Dr Nugent was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company. Dr Nugent is a resident of New South Wales.

Peter H Warne BA (Macquarie) (age 52)
Independent Voting Director since July 2007
Member of the Board Audit and Compliance Committee

Peter Warne was Head of Bankers Trust Australia Limited's ("BTAL") Financial Markets Group from 1988 to 1999. Prior to this he held a number of roles at BTAL. He was a Director and Deputy Chairman of the Sydney Futures Exchange ("SFE") from 1995 to 1999 and a Director from 2000 to 2006. When the SFE merged with the Australian Stock Exchange (now known as the Australian Securities Exchange) ("ASX") in July 2006 he became a Director of ASX Limited. Currently, he is also Chairman of Next Financial Limited, ALE Property Group (since September 2003) and Capital Markets CRC Limited. Mr Warne is a Director of WHK Group Limited (since May 2007), Global Approach Limited (since April 2008) and Securities Research Centre of Asia Pacific Limited, and a Member of the Advisory Board of the Australian Office of Financial Management. He is a former Director of Macquarie Capital Alliance Group (from March 2005 to June 2007). Mr Warne is a resident of New South Wales.

Company Secretaries' Qualifications and Experience

Dennis Leong, BSc BE (Hons) (Syd), MCom (UNSW), CPA, FCIS
Company Secretary since October 1993

Dennis Leong is an Executive Director of Macquarie Group and Head of Macquarie Group's Company Secretarial and Investor Relations Division, which is responsible for the Group's company secretarial requirements and professional risks insurances and MGL's employee equity plans and investor relations. He has had over 14 years company secretarial experience and 12 years experience in corporate finance at Macquarie and Hill Samuel Australia Limited.

Amelia Cho, BCom LLB (UNSW)
Assistant Company Secretary since 29 March 2001

Amelia Cho is an Associate Director of Macquarie Group. Ms Cho has had 12 years experience in the Company Secretarial and Investor Relations Division at Macquarie. She was previously an Associate Lawyer in the Commercial Division of Dunhill Madden Butler (now known as PricewaterhouseCoopers Legal). She holds a current practicing certificate with the Law Society of NSW.

Michael Panikian, BBus (UTS) CA F Fin
Assistant Company Secretary since November 2006

Michael Panikian is a Division Director of Macquarie Group. Mr Panikian has 10 years experience at Macquarie in a range of Financial Reporting, Human Resources and Company Secretarial roles. He was previously an Audit Supervisor at Coopers & Lybrand (now known as PricewaterhouseCoopers) and has worked in finance roles for other investment banks in London.

Auditor's Independence Declaration

PRICEWATERHOUSECOOPERS

As lead auditor for the audit of Macquarie Bank Limited for the year ended 31 March 2008, I declare that to the best of my knowledge and belief, the only contravention of:

a) the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) any applicable code of professional conduct in relation to the audit;

is set out below:

On 15 August 2007, a partner of the firm located overseas and unconnected to the audit reported that he held during the period an immaterial investment in Macquarie Bank Limited. This investment was disposed of within one business day of becoming aware of the matter.

This matter was identified as part of our on-going quality control system. All reasonable steps were undertaken to ensure that the matter was resolved as soon as possible. I report that the matter has been resolved, and in doing so do not believe that the matter has impacted my objectivity or impartiality for the purpose of this audit.

This declaration is in respect of Macquarie Bank Limited and the entities it controlled during the year.

Ian Hammond

Ian Hammond
Partner
PricewaterhouseCoopers

Sydney
19 May 2008

Macquarie Bank Limited 2008 Financial Report Contents

The Financial Report was authorised for issue by the Directors on 19 May 2008.
The Bank has the power to amend and reissue the Financial Report.

Income statements

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Interest and similar income	3	**6,647**	4,450	**5,081**	3,398
Interest expense and similar charges	3	**(5,794)**	(3,839)	**(4,682)**	(2,856)
Total net interest income		**853**	611	**399**	542
Fee and commission income	3	**1,092**	855	**170**	299
Net trading income	3	**2,023**	929	**1,631**	922
Share of net profits of associates and joint ventures using the equity method	3	**160**	198	**(3)**	(2)
Other operating income and charges	3	**17**	682	**1,980**	1,432
Total net operating income		**4,145**	3,275	**4,177**	3,193
Employment expenses	3	**(2,028)**	(1,709)	**(1,085)**	(1,137)
Brokerage and commission expenses	3	**(570)**	(335)	**(458)**	(305)
Occupancy expenses	3	**(100)**	(69)	**(89)**	(55)
Non-salary technology expenses	3	**(84)**	(55)	**(70)**	(36)
Other operating expenses	3	**(553)**	(387)	**(256)**	(419)
Total operating expenses		**(3,335)**	(2,555)	**(1,958)**	(1,952)
Operating profit before income tax		**810**	720	**2,219**	1,241
Income tax expense	6	**(60)**	(63)	**(164)**	(208)
Profit from ordinary activities after income tax		**750**	657	**2,055**	1,033
Profit from discontinued operations (net of income tax)	7	**15,030**	894	**14,960**	52
Profit from ordinary activities and discontinued operations after income tax		**15,780**	1,551	**17,015**	1,085
Profit attributable to minority interest		**(50)**	(57)	**-**	–
Profit attributable to equity holders of Macquarie Bank Limited		**15,730**	1,494	**17,015**	1,085
Distributions paid or provided on:					
Macquarie Income Securities	8	**(34)**	(31)	**-**	–
Convertible debentures	8	**-**	–	**(50)**	(54)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**15,696**	1,463	**16,965**	1,031

The above income statements should be read in conjunction with the accompanying notes.

as at 31 March 2008

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Assets					
Cash and balances with central banks		**7**	3	**7**	3
Due from banks	9	**7,169**	6,120	**6,054**	4,580
Cash collateral on securities borrowed and reverse repurchase agreements	10	**21,278**	25,909	**21,151**	25,843
Trading portfolio assets	11	**15,225**	15,518	**14,282**	14,931
Loan assets held at amortised cost	12	**46,848**	45,796	**20,233**	18,759
Other financial assets at fair value through profit or loss	14	**3,635**	2,779	**3,571**	2,180
Derivative financial instruments – positive values	42	**20,952**	11,913	**19,138**	11,047
Other assets	15	**3,925**	10,444	**2,450**	4,699
Investment securities available for sale	16	**14,736**	6,060	**12,929**	3,211
Intangible assets	17	**133**	100	**-**	10
Life investment contracts and other unit holder assets	18	**5,705**	5,847	**-**	-
Due from related body corporates		**10,568**	–	**10,749**	–
Due from controlled entities		**-**	–	**9,372**	13,527
Interest in associates and joint ventures using the equity method	19	**1,956**	4,071	**503**	613
Property, plant and equipment	20	**44**	378	**29**	150
Investments in controlled entities	21	**-**	-	**2,304**	4,085
Deferred income tax assets	22	**78**	457	**25**	431
Non current assets and assets of disposal groups classified as held for sale	23	**35**	994	**-**	139
Total assets		**152,294**	136,389	**122,797**	104,208
Liabilities					
Due to banks	24	**3,749**	4,127	**2,521**	2,111
Cash collateral on securities lent and repurchase agreements	25	**13,469**	7,489	**13,469**	7,489
Trading portfolio liabilities	26	**10,716**	15,922	**10,431**	15,957
Derivative financial instruments – negative values	42	**21,154**	11,069	**18,970**	9,800
Deposits		**15,565**	12,403	**15,458**	12,055
Debt issued at amortised cost	27	**54,763**	51,365	**26,581**	28,519
Other financial liabilities at fair value through profit or loss	28	**6,271**	5,552	**4,325**	5,149
Other liabilities	29	**4,120**	11,958	**2,632**	7,094
Current tax liabilities		**27**	132	**9**	94
Life investment contracts and other unit holder liabilities		**5,689**	5,781	**-**	–
Due to related body corporates		**7,769**	–	**7,718**	-
Due to controlled entities		**-**	–	**11,965**	7,136
Provisions	30	**87**	153	**77**	124
Deferred income tax liabilities	22	**193**	78	**156**	41
Liabilities of disposal groups classified as held for sale	23	**-**	170	**-**	-
Total liabilities excluding loan capital		**143,572**	126,199	**114,312**	95,569
Loan capital					
Subordinated debt at amortised cost	32	**1,691**	1,783	**1,691**	1,783
Subordinated debt at fair value through profit or loss	32	**646**	888	**646**	888
Total liabilities		**145,909**	128,870	**116,649**	98,240
Net assets		**6,385**	7,519	**6,148**	5,968
Equity					
Ordinary share capital	33	**3,586**	3,103	**3,586**	3,103
Equity contribution from ultimate parent entity	33	**18**	–	**12**	-
Treasury shares	33	**-**	(7)	**-**	–
Macquarie Income Securities	33	**391**	391	**391**	391
Convertible debentures	33	**-**	–	**884**	884
Reserves	34	**182**	380	**49**	212
Retained earnings	34	**1,374**	2,795	**1,226**	1,378
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**5,551**	6,662	**6,148**	5,968
Minority interest	34	**834**	857	**-**	-
Total equity		**6,385**	7,519	**6,148**	5,968

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity for the financial year ended 31 March 2008

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Total equity at the beginning of the year		**7,519**	5,337	**5,968**	4,306
Exchange differences on translation of foreign operations (note 34)		**(110)**	(3)	**(94)**	4
Available for sale investments, net of tax		**(20)**	77	**(62)**	15
Cash flow hedges, net of tax		**21**	8	**12**	(33)
Associates and joint ventures		**(3)**	(12)	**-**	-
Net income recognised directly in equity		**(112)**	70	**(144)**	(14)
Profit from ordinary activities and discontinued operations after income tax		**15,780**	1,551	**17,015**	1,085
Total recognised income and expense for the year		**15,668**	1,621	**16,871**	1,071
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs		**3,454**	1,160	**3,454**	1,160
Reduction of capital	33	**(3,000)**	-	**(3,000)**	-
Contribution from ultimate parent entity in relation to share based payments		**18**	-	**12**	-
Dividends and distributions paid or provided		**(17,151)**	(633)	**(17,117)**	(602)
Distribution arising from group restructure	34	**(65)**	-	**(61)**	-
Minority interest:					
Contribution/(reduction) of equity net of transaction costs		**68**	(21)	**-**	-
Changes in retained earnings due to acquisitions and disposals		**(2)**	27	**-**	-
Distributions paid or provided		**(50)**	(54)	**-**	-
Convertible debentures:					
Distributions paid or provided		**-**	-	**(50)**	(54)
Other equity movements:					
Net movement of available for sale reserve arising from group restructure	34	**(152)**	-	**-**	-
Share based payments	34	**71**	87	**71**	87
Net purchase of treasury shares		**7**	(5)	**-**	-
Total equity at the end of the year		**6,385**	7,519	**6,148**	5,968
Total recognised income and expense for the year is attributable to:					
Ordinary equity holders of Macquarie Bank Limited		**15,673**	1,533	**16,821**	1,017
Macquarie Income Securities holders		**34**	31	**-**	-
Convertible debentures holders		**-**	-	**50**	54
Minority interest		**(39)**	57	**-**	-
Total recognised income and expense for the year		**15,668**	1,621	**16,871**	1,071

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements

	Notes	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Cash flows from operating activities					
Interest received		**6,053**	4,461	**4,360**	3,199
Interest and other costs of finance paid		**(5,888)**	(3,828)	**(4,614)**	(2,767)
Dividends and distributions received		**298**	460	**2,490**	1,030
Fees and other non-interest income received		**4,147**	3,572	**1,389**	1,653
Fees and commissions paid		**(751)**	(380)	**(518)**	(280)
Net receipts/(payments) from trading securities and other financial assets/liabilities		**9,289**	(8,281)	**8,319**	(8,228)
Payments to suppliers		**(1,309)**	(797)	**(928)**	(254)
Employment expenses paid		**(5,812)**	(2,377)	**(4,487)**	(1,494)
Income tax paid		**(207)**	(626)	**(139)**	(510)
Life investment contract income		**376**	415	**–**	–
Life investment contract premiums received and other unit holder contributions		**3,225**	2,594	**–**	–
Life investment contract payments		**(2,773)**	(2,469)	**–**	–
Assets of disposal groups classified as held for sale – net receipts from operations		**279**	173	**23**	–
Loan assets received/(granted) net		**7,061**	(11,621)	**13,545**	(5,793)
Bridge facility provided to ultimate parent entity	36	**(8,800)**	–	**(8,800)**	–
Recovery of loans previously written off		**5**	3	**–**	–
Net increase in amounts due to other financial institutions, deposits and other borrowings		**11,526**	17,726	**3,235**	11,815
Net cash flows from/(used in) operating activities	35	**16,719**	(975)	**13,875**	(1,629)
Cash flows from investing activities					
Payments for financial assets available for sale and at fair value through profit or loss		**(56,242)**	(14,651)	**(53,492)**	(11,489)
Proceeds from the realisation of financial assets available for sale and at fair value through profit or loss		**53,588**	13,762	**50,577**	11,969
Payments for interests in associates		**(2,089)**	(1,525)	**(192)**	(193)
Proceeds from the sale of associates		**558**	1,080	**167**	771
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**(325)**	(1,750)	**(8)**	(62)
Proceeds from the sale of assets and disposal groups classified as held for sale, net of cash disposed		**1,266**	2,159	**199**	52
Payments for the acquisition of controlled entities, excluding disposal groups, net of cash acquired		**(157)**	(25)	**(617)**	(1,162)
Proceeds from the sale of controlled entities, excluding disposal groups held for sale, net of cash deconsolidated		**14,018**	–	**15,722**	–
Payments for life investment contracts and other unit holder assets		**(7,031)**	(6,083)	**–**	–
Proceeds from the sale of life investment contracts and other unit holder assets		**6,037**	5,520	**–**	–
Payments for property, plant and equipment		**(71)**	(199)	**(64)**	(109)
Proceeds from the sale of property, plant and equipment		**–**	7	**–**	3
Net cash flows from/(used in) investing activities		**9,552**	(1,705)	**12,292**	(220)
Cash flows from financing activities					
Proceeds from the issue of ordinary shares		**3,269**	946	**3,269**	946
Return of capital to ultimate parent entity	1	**(3,000)**	–	**(3,000)**	–
Proceeds from other minority interest		**72**	5	**–**	–
Repayment of subordinated debt		**(225)**	–	**(225)**	–
Issue of subordinated debt		**–**	1,394	**–**	1,394
Dividends and distributions paid		**(17,018)**	(472)	**(16,984)**	(442)
Net cash flows (used in)/from financing activities		**(16,902)**	1,873	**(16,940)**	1,898
Net increase/(decrease) in cash		**9,369**	(807)	**9,227**	49
Cash and cash equivalents at the beginning of the financial year		**8,326**	9,133	**7,353**	7,304
Cash and cash equivalents at the end of the financial year	35	**17,695**	8,326	**16,580**	7,353

The above cash flow statements should be read in conjunction with the accompanying notes.

Note 1. Macquarie Group restructure

On 13 November 2007, the Macquarie Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals by Macquarie Bank Limited ("MBL") shareholders and option holders, as well as the Federal Treasurer, Australian Prudential Regulation Authority ("APRA") and the Federal Court of Australia. This restructure resulted in Macquarie Group Limited ("MGL") being established as the ultimate parent of MBL and the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

On restructure, ordinary shareholders and option holders of MBL obtained one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure was accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations*.

Under the restructure, following MBL becoming a legal subsidiary of MGL, MBL sold certain controlled entities and assets to the Non-Banking Group for fair value at the restructure date. The majority of MBL's profit on sale of these controlled entities were distributed by MBL via dividends to MGL. MBL also obtained shareholder approval to reduce its capital by $3,000 million. The funds received by MGL from these transactions were contributed to the capital base of the Non-Banking Group and assisted in financing the acquisition of the controlled entities and assets from MBL by the Non-Banking Group. MBL also paid a dividend to MGL of $2,250 million and MGL simultaneously subscribed the same amount to MBL as a capital injection. These transactions occurred on 16 November 2007. On 19 November 2007, a new holding company (Macquarie B.H. Pty Limited) was introduced between MGL and MBL.

Note 2. Summary of significant accounting policies

i) Basis of preparation

The principal accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959.

Compliance with IFRS as issued by the IASB

Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Consequently, this financial report has also been prepared in accordance with and complies with IFRS as issued by the IASB.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the Bank and its controlled entities (together "the economic entity") financial report such as:

- fair value of financial instruments (note 48);
- impairment losses on loans and advances (notes 2(xiii), 13 and 43);
- acquisitions and disposals of controlled entities, joint ventures and associates, and held for sale investments (notes 2(ii), 2(xii), 19, 21 and 23);
- consolidation of special purpose entities (notes 2(ii), 12 and 27); and
- recoverability of deferred tax assets (notes 2(vii), 6 and 22).

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported.

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Bank and economic entity for accounting periods beginning on or after 1 April 2008 or later periods but which the Bank and economic entity has not yet adopted. The significant ones are as follows:

- AASB 101: *Presentation of Financial Statements* and AASB 2007-08: *Amendments to Australian Accounting Standards arising from AASB 101* (effective from 1 January 2009). A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.
- AASB 3: *Business Combinations*, AASB 127: *Consolidated and Separate Financial Statements* (effective from 1 July 2009). These standards amend the accounting for certain aspects of business combinations and changes in ownership interests in subsidiaries. Consequential amendments are made to other standards, AASB 128: *Investments in Associates* and AASB 131: *Interests in Joint Ventures*. Changes include:
  - transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;
  - contingent consideration is measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make a future payment, and all subsequent changes in fair value are recognised in profit; and
  - changes in control are considered significant economic events, thereby requiring previous ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit) when control is gained or lost.
  - changes in a parent's ownership interest in a controlled entity that do not result in a loss of control (e.g. dilutionary gains) are recognised directly in equity.

Until future acquisitions take place that are accounted for in accordance with the revised AASB 3, the impact on the Macquarie Group is not known.

ii) Principles of consolidation
Controlled entities
The consolidated financial report comprises the financial report of the Bank and its controlled entities (together, "the economic entity"). Controlled entities are all those entities (including special purpose entities) over which the Bank has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Minority interest in the results and equity of controlled entities, where the Bank owns less than 100 per cent of the issued capital, are shown separately in the consolidated income statement and balance sheet.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

Controlled entities held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised at law.

Note 2. Summary of significant accounting policies continued

Securitisations
Securitised positions are held through a number of Special Purpose Entities ("SPEs"), which are generally categorised as Mortgage SPEs and Other SPEs, which include certain managed funds and repackaging vehicles. As the economic entity is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the economic entity's consolidated balance sheet and income statement.

When assessing whether the economic entity controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the economic entity's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control are whether:

- the majority of the benefits of an SPE's activities are obtained;
- the majority of the residual ownership risks related to the SPE's assets are obtained;
- the decision-making powers of the SPE vest with the economic entity; and
- the SPE's activities are being conducted on behalf of the economic entity and according to its specific business needs.

Interests in associates and joint ventures using the equity method
Associates and joint ventures are entities over which the economic entity has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are held for sale (see note 2(xii)). The equity method of accounting is applied in the consolidated financial report and involves the recognition of the economic entity's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

Associates and joint ventures held by the Bank are carried in its separate financial statements at cost in accordance with AASB 127: *Consolidated and Separate Financial Statements*.

The Bank and economic entity determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised at law.

iii) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity, and those arising on borrowings are capitalised and included in interest expense on an effective yield basis.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. The excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Bank's share of the fair value of the identifiable net assets of the business acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

iv) Foreign currency translations
Functional and presentation currency
Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates ("the functional currency"). The Bank and economic entity's financial statements are presented in Australian dollars (presentation currency), which is the Bank's functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements.

Translation differences on non-monetary items (such as equities) held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items (such as equities) classified as available for sale financial assets are included in the available for sale reserve in equity, unless they form part of fair value hedge relationships in which case the translation differences are recognised in the income statement.

Controlled and other entities

The results and financial position of all foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- income and expenses for each income statement are translated at actual exchange rates at the date of the transaction; and
- all resulting exchange differences are recognised in a separate component of equity – the foreign currency translation reserve.

On consolidation, exchange differences from the translation of any net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve.

v) Segment reporting

AASB 8: *Operating Segments* and AASB 2007-3: *Amendments to Australian Accounting Standards arising from AASB 8* (effective from 1 April 2009) has been early adopted. The entity has made a formal election to early adopt this standard. The standard requires the entity to adopt the 'management approach' to disclosing information about its reportable segments. The financial information is reported on the same basis as used internally by the chief decision maker for evaluating operating segment performance and deciding how to allocate resources to operating segments. Such information is provided using different measures to that used in preparing the income statement and balance sheet, with reconciliations of certain items provided.

vi) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for the major business activities as follows:

Interest income

Interest income arising from loans and deposits is brought to account using the effective interest rate method. The effective interest rate method calculates the amortised cost of a financial instrument and allocates the interest income or expense over the relevant period. The effective interest rate is that rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee income

Corporate advice and other fees charged in respect of services provided are brought to account as work is completed and a fee is agreed with clients. Fees charged for performing a significant act in relation to funds managed by the economic entity are recognised as revenue when that act has been completed.

Dividends and distributions

Dividends and distributions are recognised as income upon declaration.

Note 2. Summary of significant accounting policies continued

vii) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses, but are only recognised in both cases to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

The Bank and economic entity exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the group in the relevant jurisdiction, the length of time that tax losses are eligible for carry forward to offset against future profits and whether future profits are expected to be sufficient to recoup losses.

Tax consolidation

Following the Macquarie Group restructure, MGL has elected under Section 124-380(5) of the Australian Income Tax Assessment Act 1997 that the tax consolidated group, of which MBL was the head company, is to continue to exist at and after the restructure. As a consequence of the election made, MGL is now recognised as the new head company of the Macquarie Australian tax consolidated group.

As a consequence, the Bank is not subject to income tax and does not recognise any current tax assets or liabilities in its own financial statements unless the head entity is in default of its obligations, or a default is probable, under the tax consolidation legislation. The Bank is required to recognise deferred tax assets or liabilities in respect of deferred tax amounts arising in relation to its own transactions, events and balances.

Under the terms and conditions of a tax contribution agreement, the Bank will be charged or reimbursed for current tax assets or liabilities incurred by MGL in connection with the Bank's activities. The effect of the tax contribution agreement is that the Bank records an amount as income tax expense equal to the amount that would have been calculated had the Bank continued to be subject to income tax.

viii) Cash collateral on securities borrowed/lent and reverse repurchase/repurchase

As part of its trading activities, the economic entity lends and borrows securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.

Repurchase transactions, where the Bank sells securities under an agreement to repurchase, and reverse repurchase transactions, where the Bank purchases securities under an agreement to resell, are also conducted on a collateralised basis. The securities subject to the repurchase/reverse repurchase agreements are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as a receivable, while cash received from third parties on the repurchase agreement is recorded as a borrowing.

Fees and interest relating to stock borrowing/lending and repurchase/reverse repurchase agreements are recognised in the income statement, using the effective interest rate method, over the expected life of the agreements.

The Bank continually reviews the fair value of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

ix) Discontinued operations
A discontinued operation is a component of the entity's business that represents a separate major line of business or area of operation that has been disposed of or is classified as held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative period. The results of the discontinued operations are presented separately on the face of the income statements.

x) Trading portfolio
Trading portfolio assets ("long positions") comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded. Trading portfolio liabilities ("short positions") comprise obligations to deliver assets across the same trading categories, which the Bank has short-sold and are actively traded.

Items included in the trading portfolio are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is also recorded as trading income or expense. Interest income and expense on the trading portfolio is recognised in the income statement as interest income or expense.

The Bank and economic entity use trade date accounting when recording regular way purchases and sales of financial assets. It recognises from the date the transaction is entered into (trade date) the resulting financial asset or liability and any subsequent unrealised profits and losses arising from revaluing that contract to fair value in the income statement. When the economic entity becomes party to a sales contract of a financial asset, it derecognises the asset and recognises a trade receivable until settlement date.

xi) Derivative instruments and hedging
Derivative instruments entered into by the Bank and economic entity include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and liabilities.

All derivatives, including those used for balance sheet hedging purposes, are recognised on the balance sheet and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement, unless the derivative meets the requirements for cash flow or net investment hedge accounting.

The best evidence of a derivative's fair value at initial recognition is the transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Bank and economic entity recognises profits immediately when the derivative is recognised.

Cash flow hedges
For a derivative or financial instrument designated as hedging a cash flow exposure arising from a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedge reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Note 2. Summary of significant accounting policies continued

Fair value hedges
For a derivative or financial instrument designated as hedging a fair value exposure arising from a recognised asset or liability (or a firm commitment), the gain or loss on the derivative or financial instrument is recognised in the income statement immediately together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges
For a derivative or financial instrument designated as hedging a net investment in a foreign operation, the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in net trading income.

xii) Investments and other financial assets
With the exception of trading portfolio assets and derivatives which are classified separately in the balance sheet, the remaining investments in financial assets are classified into the following categories: loan assets held at amortised cost, other financial assets at fair value through profit or loss, investment securities available for sale, and non current assets and disposal groups classified as held for sale. The classification depends on the purpose for which the investment was acquired, which is determined at initial recognition and, except for fair value through profit or loss, is re-evaluated at each reporting date.

Loan assets held at amortised cost
Loan assets which are held at amortised cost on the balance sheet are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit or loss
This category only includes those financial assets which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value, or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on such items is recognised in the income statement in interest income.

Investment securities available for sale
Investment securities available for sale consist of securities that are not actively traded and are intended to be held for an indefinite period of time. Such securities are available for sale and may be sold should the need arise, including liquidity needs, or considering the impacts of changes in interest rates, exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The Bank and economic entity determine that available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, the Bank and economic entity evaluate among other factors, the normal volatility in share price and the amount of time for which the fair value has been below cost. In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Non current assets and disposal groups classified as held for sale
This category includes controlled entities and interests in associates or joint ventures whose carrying amount will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such.

Assets and liabilities, including those within a disposal group, classified as held for sale are each presented separately on the face of the balance sheet. The revenue and expenses from disposal groups are presented net within the income statement and notes to the financial statements. Financial instruments that are part of disposal groups within the scope of AASB 5: *Non Current Assets Held for Sale and Discontinued Operations*, are not subject to the disclosures under AASB 7: *Financial Instruments: Disclosure.*

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

xiii) Loan impairment review
All loan assets are subject to recurring review and assessment for possible impairment. All bad debts are written off in the period in which they are identified. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

The Bank and economic entity make judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in provisions for loan losses and have a direct impact on the impairment charge.

xiv) Life business
The Bank's life business is comprised of insurance contracts and investment contracts as defined by AASB 4: *Insurance Contracts*. The following are key accounting policies in relation to the life business:

Disclosure
The consolidated financial statements recognise the assets, liabilities, income and expenses of the life business conducted by a controlled entity of the Bank in accordance with AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"), and AASB 1038: *Life Insurance Contracts* ("AASB 1038") which apply to investment contracts and assets backing insurance liabilities respectively. These amounts represent the total life business of the controlled entity, including underlying amounts that relate to both policyholders and shareholders of the life business.

Investment assets
Investments assets are carried at fair value through profit or loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Note 2. Summary of significant accounting policies continued

Restriction on assets
Investments held in the Life Funds can only be used within the restrictions imposed under the *Life Insurance Act 1995*. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the *Life Insurance Act 1995* are met.

Policy liabilities
Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities respectively.

xv) Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Assets are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between their cost and their residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10 to 20 per cent
Leasehold improvements*	20 per cent
Computer equipment	33 to 50 per cent
Plant and equipment	20 to 33 per cent
Infrastructure assets	5 to 20 per cent
Art	1 per cent

* Where remaining lease terms are less than five years, leasehold improvements are depreciated over the lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying amount is greater than its recoverable amount due to a useful life, residual value or impairment adjustment, then the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such items and on disposal of fixed assets are recognised in the income statement.

Gains and losses on disposal are determined by comparing proceeds with the carrying amount and are included in the income statement. When revalued assets are sold it is the Bank's policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

xvi) Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the economic entity's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of controlled entities is included in intangible assets on the balance sheet. Goodwill on acquisitions of associates is included in the carrying value of investments in associates. Goodwill acquired in business combinations is not amortised but tested for impairment annually or more frequently if events indicate that it might be impaired. When goodwill is impaired it is carried at cost less accumulated impairment losses.

Identifiable intangibles
- Licences and trading rights are carried at cost less accumulated impairment losses. These assets are not being amortised because they have indefinite lives.
- Management rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over their estimated useful life not exceeding twenty years.
- Customer relationships acquired as part of a business combination are carried at their fair value at the date of acquisition less accumulated amortisation. Amortisation is calculated based on the timing of projected cash flows of the relationships over their estimated useful lives.

Identifiable intangibles are subject to annual impairment testing, or more frequently if events indicate that there may be an impairment.

Software
Certain internal and external costs directly incurred in acquiring and developing certain software are capitalised and amortised over their useful life, usually for a period of three years. Costs incurred on software maintenance are expensed as incurred.

xvii) Financial liabilities
The Bank and economic entity has on issue debt securities and instruments which are initially recognised at fair value, net of transaction costs incurred, and subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Other financial liabilities at fair value through profit or loss

This category only includes those financial liabilities which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial liability as such if the liability contains embedded derivatives which must otherwise be separated and carried at fair value, or by doing so eliminates, or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

xviii) Provisions

Employee benefits

A liability for employee benefits is recognised by the entity that has the obligation to the employee. Generally, this is consistent with the legal position of the parties to the employment contract.

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the balance sheet at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using rates on high quality corporate bonds, except where there is no deep market in which case rates on Commonwealth Government securities are used, with terms that match as closely as possible to the expected future cash flows.

Provisions for unpaid employee benefits are derecognised when the benefit is settled, or it is transferred to another entity and the Bank and economic entity is legally released from the obligation and does not retain a constructive obligation.

Dividends

Provisions for dividends to be paid by the Bank are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared or publicly recommended by the Directors.

xix) Funds under management

Within the economic entity certain controlled, jointly controlled and associate entities act as a custodian and/or a single responsible entity for a number of investment funds and trusts. As at 31 March 2008, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity (measured based on the gross assets of the individual funds) is $85.8 billion (31 March 2007: $197.2 billion). This includes $6 billion (31 March 2007: $6 billion) in respect of the life business statutory funds and certain other funds that are consolidated in the financial report. Other investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account as services are provided, and where these are subject to claw back or meeting certain performance hurdles, at the point when those conditions can no longer affect the outcome.

xx) Performance based remuneration

Share based payments

In November 1995, MBL introduced an Employee Option Plan, as a replacement for its now closed partly paid share scheme. On 13 November 2007, the date of the restructure of the Macquarie Group, all MBL options were cancelled and replacement options over shares in the new ultimate parent entity, MGL, were issued on the same terms on a one-for-one basis under the Macquarie Group Employee Share Option Plan (the "Plan"). The share-based compensation plans include options granted to employees and shares granted to employees under share acquisition plans. The shares and options are measured at their grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to the options issued to the Executive Officers are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

Note 2. Summary of significant accounting policies continued

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 7.0 per cent (weighted average), expected life of options: four years, volatility of share price: 20 per cent and dividend yield: 3.4 per cent p.a. The key assumptions adopted for grants made in the previous year were, risk free interest rate: 6.5 per cent (weighted average), expected life of options: four years, volatility of share price: 20 per cent and dividend yield: 3.2 per cent p.a.

Where options are issued by the ultimate parent to employees of the Bank and economic entity, the Bank recognises an expense and a capital contribution from the ultimate parent.

The economic entity annually revises its estimates of the number of options that are expected to become exercisable. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

xxi) Cash and cash equivalents
Cash and cash equivalents include cash and balances with central banks, short-term amounts included in Due from banks, bank accepted bills and negotiable certificates of deposits issued by a bank, with an original maturity of less than three months, included in Trading portfolio assets and Investment securities available for sale.

xxii) Leases
Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in Loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest method, which reflects a constant rate of return.

Leases entered into by the Bank and economic entity as lessee, are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the economic entity is the lessor under operating leases, are carried at cost and depreciated over their useful life which varies depending on each class of asset and ranges from 3 to 40 years.

xxiii) Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

xxiv) Loan capital
Loan capital is debt issued by the Bank with terms and conditions, which qualify for inclusion as Capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus directly attributable transaction costs and thereafter at fair value through profit or loss or at amortised cost using the effective interest method.

xxv) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

xxvi) Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

xxvii) Rounding of amounts
The Bank is of a kind referred to in Australian Securities & Investments Commission Class Order 98/0100 (as amended), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 3. Profit for the financial year				
Net interest income				
Interest and similar income received/receivable				
Other entities	**6,340**	4,450	**4,090**	2,700
Controlled entities	**–**	–	**694**	698
Related body corporate entities	**307**	–	**297**	–
Interest expense and similar charges paid/payable				
Other entities	**(5,553)**	(3,839)	**(3,632)**	(2,531)
Controlled entities	**–**	–	**(814)**	(325)
Related body corporate entities	**(241)**	–	**(236)**	–
Total net interest income	**853**	611	**399**	542
Fee and commission income				
Fee and commission income	**1,062**	828	**170**	299
Income from life investment contracts and other unit holder investment assets (note 18)	**30**	27	**–**	–
Total fee and commission income	**1,092**	855	**170**	299
Net trading income*				
Equities	**1,375**	671	**1,249**	882
Commodities	**417**	295	**193**	161
Foreign exchange products	**182**	108	**84**	(59)
Interest rate products	**49**	(145)	**105**	(62)
Total net trading income	**2,023**	929	**1,631**	922
Share of net profits of associates and joint ventures using the equity method	**160**	198	**(3)**	(2)
Other operating income and charges				
Net gains on sale of investment securities available for sale	**107**	74	**86**	77
Impairment charge on investment securities available for sale	**(84)**	(3)	**(19)**	1
Net gains on sale of associates and joint ventures	**94**	385	**21**	305
Impairment on associates (including associates held for sale) and joint ventures	**(280)**	(2)	**(2)**	1
Net operating loss from disposal groups held for sale**	**(16)**	–	**–**	–
Gain on deconsolidation of previously controlled entities and businesses held for sale	**99**	33	**(5)**	–
Dividends/distributions received/receivable:				
– equity investments and investment securities available for sale	**59**	67	**68**	105
– controlled entities	**–**	–	**1,466**	510
Management fees, group service charges and cost recoveries – controlled entities	**–**	–	**353**	453
Collective allowance for credit losses provided for during the financial year (note 12)	**(32)**	(10)	**(29)**	(13)
Specific credit provisions				
– provided for during the financial year (note 12)	**(71)**	(32)	**(32)**	(31)
– recovery of loans previously provided for (note 12)	**34**	13	**31**	6
– loan losses written-off	**(20)**	(9)	**(2)**	(1)
– recovery of loans previously written-off	**5**	3	**–**	–
Other income***	**122**	163	**44**	19
Total other operating income and charges	**17**	682	**1,980**	1,432
Total net operating income	**4,145**	3,275	**4,177**	3,193

* Included in the net trading income are fair value changes of $5 million for the year ending 31 March 2008 (31 March 2007: $68 million) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $72 million of profits arising due to the widening credit spreads on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. Also includes fair value changes on derivatives used to hedge the Bank's economic interest rate risk where hedge accounting requirements are not met – refer to note 2(xi).

** Included within net loss from disposal groups held for sale are the net income and expenses arising from the activities of the disposal groups. Refer to note 23 – Non current assets and disposal groups classified as held for sale for the name of each group.

*** Included within other income is rental income of $138 million (2007: $169 million) less depreciation of $83 million (2007: $109 million) in relation to operating leases where the Bank is the lessor.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 3. Profit for the financial year continued				
Employment expenses				
Salary, salary related costs including commissions, superannuation and performance-related profit share	**(1,962)**	(1,658)	**(1,046)**	(1,101)
Share based payments	**(51)**	(40)	**(33)**	(30)
Provision for annual leave	**(9)**	(7)	**(3)**	(3)
Provision for long service leave	**(6)**	(4)	**(3)**	(3)
Total employment expenses	**(2,028)**	(1,709)	**(1,085)**	(1,137)
Brokerage and commission expenses				
Brokerage expenses	**(471)**	(230)	**(399)**	(220)
Other fee and commission expenses	**(99)**	(105)	**(59)**	(85)
Total brokerage and commission expenses	**(570)**	(335)	**(458)**	(305)
Occupancy expenses				
Operating lease rentals	**(63)**	(46)	**(57)**	(40)
Depreciation: infrastructure, furniture, fittings and leasehold improvements (note 20)	**(20)**	(11)	**(15)**	(7)
Other occupancy expenses	**(17)**	(12)	**(17)**	(8)
Total occupancy expenses	**(100)**	(69)	**(89)**	(55)
Non-salary technology expenses				
Information services	**(32)**	(22)	**(23)**	(11)
Depreciation: computer equipment (note 20)	**(22)**	(13)	**(18)**	(9)
Other non-salary technology expenses	**(30)**	(20)	**(29)**	(16)
Total non-salary technology expenses	**(84)**	(55)	**(70)**	(36)
Other operating expenses				
Professional fees	**(86)**	(100)	**(37)**	(24)
Auditor's remuneration (note 49)	**(10)**	(8)	**(3)**	(4)
Travel and entertainment expenses	**(95)**	(66)	**(52)**	(46)
Advertising and promotional expenses	**(27)**	(15)	**(18)**	(12)
Communication expenses	**(19)**	(15)	**(10)**	(10)
Depreciation: communication equipment (note 20)	**(3)**	(3)	**(2)**	(3)
Other expenses*	**(313)**	(180)	**(134)**	(320)
Total other operating expenses	**(553)**	(387)	**(256)**	(419)
Total operating expenses	**(3,335)**	(2,555)	**(1,958)**	(1,952)

*Other expenses includes recharges from Macquarie Group Service Pty Limited (MGSA) which provides administration and central support functions.

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Note 4. Revenue from operating activities				
Interest and similar income	**6,647**	4,450	**5,081**	3,398
Fee and commission income	**1,062**	828	**170**	299
Premium income, investment revenue and management fees from life investment contracts and other unit holder businesses (note 18)	**205**	613	**–**	–
Net trading income	**2,023**	929	**1,631**	922
Profit on the sale of investment securities available for sale and associates and joint ventures	**201**	459	**107**	382
Other income (excluding profit on the sale of investment securities available for sale and associates and joint ventures)	**424**	461	**1,923**	1,085
Total revenue from operating activities	**10,562**	7,740	**8,912**	6,086

Note 5. Segment reporting

(i) Operating segments

For internal reporting and risk management purposes, the economic entity is divided into seven operating Groups ("the Groups"). These Groups have been set-up based on the differences in core products and services offered:

- **Financial Services Group** consists of two key Australasian-based divisions, Macquarie Adviser Services and Macquarie Private Wealth. Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products including retail superannuation. Macquarie Private Wealth provides a full-service stockbroking, investment planning, executive wealth management and private banking service.
- **Funds Management Group** is one of Australia's largest fund managers and provides an innovative range of investment solutions to superannuation funds, corporations, financial advisers, platforms and retail investors in Australia and internationally.
- **Banking and Securitisation Group** brings together Macquarie's retail lending and banking businesses.
- **Real Estate Group** encompasses real estate funds management, finance, investment banking and advisory, development, securitisation, asset management and research.
- **Treasury and Commodities Group** activities include trading and related activities in a broad range of financial and commodity markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metal commodities.
- **Equity Markets Group** manages Macquarie's equity derivatives and trading business. It utilises its expertise in risk management and product structuring skills to design equity-based financial solutions and products for retail and wholesale clients. EMG also operates Macquarie's stock borrowing & lending business.
- **Macquarie Capital** includes the wholesale structuring, underwriting, corporate advisory, specialist funds management, private equity and specialised equipment financing, institutional stockbroking and equities research capabilities.
- **Corporate** includes the Group Treasury division and Head Office and Central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating Group.

Any transfers between segments have been determined on an arms-length basis and eliminate on consolidation.

The segment information has been prepared in conformity with the economic entity's segment accounting policy as disclosed in note 2(v).

Note 5: Segment reporting continued

	Financial Services Group $m	Funds Management Group $m	Banking & Securitisation Group $m
Revenues from external customers	**736**	**398**	**2,863**
Inter-segmental revenue/(expense)*	**8**	**44**	**(537)**
Interest revenue	**9**	**1**	**2,625**
Interest expense	**-**	**-**	**(1,891)**
Depreciation and amortisation	**(10)**	**(1)**	**(10)**
Share of net (losses)/profits of associates and joint ventures using the equity method	**(1)**	**-**	**(7)**
Net operating (expense)/income from disposal groups held for sale	**-**	**-**	**-**
Reportable segment profit	**187**	**178**	**51**
Reportable segment assets	**2,625**	**3,986**	**38,574**

Revenues from external customers	829	406	2,183
Inter-segmental revenue/(expense)*	10	13	(407)
Interest revenue	1	2	2,041
Interest expense	–	–	(1,353)
Depreciation and amortisation	(7)	(1)	(5)
Share of net (losses)/profits of associates and joint ventures using the equity method	(1)	–	–
Net operating income from disposal groups held for sale	–	–	–
Reportable segment profit	141	59	143
Reportable segment assets	2,423	3,899	25,081

*Internal reporting systems do not enable the separation of intersegmental revenues and expenses. The net position is disclosed above. The key intersegmental item is internal interest charged to businesses for funding of the business net assets.

Real Estate Group $m	Treasury & Commodities Group $m	Equity Markets Group $m	Macquarie Capital $m	Corporate $m	Continuing operations $m	Discontinued operations $m	Total $m
							Consolidated 2008
512	1,979	2,407	402	896	10,193	3,125	13,318
(164)	(230)	(393)	(74)	1,571	225	(225)	-
142	803	1,066	466	1,535	6,647	87	6,734
(15)	(696)	(807)	1	(2,386)	(5,794)	(169)	(5,963)
(2)	(8)	(3)	(61)	(36)	(131)	(33)	(164)
107	30	(2)	41	(8)	160	3	163
-	-	–	(16)	–	(16)	3	(13)
(79)	653	639	192	(1,155)	666	15,030	15,696
3,688	38,567	35,638	4,806	24,410	152,294	–	152,294
							Consolidated 2007
676	1,790	1,314	251	2	7,451	3,989	11,440
(121)	(190)	(407)	(317)	1,510	91	(91)	–
160	1,003	602	462	179	4,450	182	4,632
(16)	(763)	(201)	(24)	(1,482)	(3,839)	(65)	(3,904)
(2)	(4)	(2)	(16)	(43)	(80)	(110)	(190)
136	37	5	22	(1)	198	44	242
–	–	–	–	–	-	38	38
507	635	417	141	(1,474)	569	894	1,463
1,430	22,565	29,760	3,655	31,468	120,281	16,108	136,389

Note 5: Segment reporting continued

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the economic entity have been divided into four areas:

Asset and Wealth Management: distribution and manufacture of funds management products;
Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
Capital Markets: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total continuing operations $m	Total discontinued operations $m	Total $m
							Consolidated 2008
Revenues from external customers	**1,716**	**4,597**	**669**	**3,211**	**10,193**	**3,125**	**13,318**
							Consolidated 2007
Revenues from external customers	1,694	2,807	332	2,618	7,451	3,989	11,440

(iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been booked. The operations of the economic entity are headquartered in Australia.

	Revenues from external customers $m	Non current assets* $m
		Consolidated 2008
Australia	**8,112**	**80**
Asia Pacific	**577**	**25**
Europe	**1,440**	**10**
North America	**63**	**62**
Other	**1**	**-**
Continuing operations	**10,193**	**177**
Discontinued operations	**3,125**	**-**
Total	**13,318**	**177**
		Consolidated 2007
Australia	5,424	37
Asia Pacific	675	18
Europe	872	52
North America	477	51
Other	3	–
Continuing operations	7,451	158
Discontinued operations	3,989	320
Total	11,440	478

* Non-current assets consist of Intangible assets and Property, plant and equipment.

(iv) Major customers

MBL does not rely on any major customer.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 6. Income tax (expense)/benefit				
(a) Income tax (expense)/benefit				
Current tax expense	**(554)**	(596)	**(187)**	(144)
Deferred tax benefit	**316**	219	**224**	131
Total	**(238)**	(377)	**37**	(13)
Income tax expense is attributable to:				
Profit from continuing operations	**(60)**	(63)	**(164)**	(208)
Profit from discontinued operations	**(178)**	(314)	**201**	195
Total	**(238)**	(377)	**37**	(13)
Deferred income tax revenue/(expense) included in income tax (expense)/benefit comprises:				
Increase in deferred tax assets	**431**	129	**354**	55
(Increase)/decrease in deferred tax liabilities	**(115)**	90	**(130)**	76
Total	**316**	219	**224**	131
(b) Reconciliation of income tax expense to prima facie tax payable				
Prima facie income tax expense on operating profit*	**(4,805)**	(578)	**(5,093)**	(329)
Tax effect of amounts which are (non-deductable)/ non-assessable in calculating taxable income:				
Rate differential on offshore income	**258**	195	**76**	63
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**15**	16	**15**	16
Non-deductible options expense	**(25)**	(26)	**(21)**	(20)
Intra-group dividends	**–**	–	**709**	277
Other items	**70**	16	**12**	(20)
Gain on sale of discontinued operations	**4,249**	–	**4,339**	–
Total income tax (expense)/benefit	**(238)**	(377)	**37**	(13)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in the income statement but directly debited or credited to equity:				
Net deferred tax – (credited)/debited directly to equity	**(1)**	11	**(15)**	(19)
Total	**(1)**	11	**(15)**	(19)

* Prima facie income tax on operating profit is calculated at the rate of 30 per cent (2007: 30 per cent). The Australian tax consolidated group has a tax year ending on 30 September.

Pursuant to an election made by MGL, the Macquarie Group's Australian tax liabilities are determined according to tax consolidation legislation. MGL together with all eligible Australian resident wholly-owned controlled entities of the Macquarie Group represent a Tax Consolidated Group, with MGL as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, MGL charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised, under the Macquarie Group allocation method.

Should MGL be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between MGL and entities in the Macquarie Group.

In preparing this financial report, the Bank has considered the information currently available and where considered necessary has taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

Note 7. Discontinued operations

(a) Description

On 13 November 2007, the MBL Group implemented a restructure of the Macquarie Group under which a new listed non-operating holding company, MGL was established as the ultimate parent entity of the Macquarie Group which comprises two separate groups:

- Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and a
- Non-Banking Group which comprises most of the activities of Macquarie Capital and certain Equity Markets Group and Treasury and Commodities Group activities. The non-banking group includes the central support functions.

The non-banking group was sold by MBL to Macquarie Financial Holdings Limited at fair value and reported in the financial report as a discontinued operation.

Further information on the restructure can be found in note 1. Financial information relating to the discontinued operation for the period to the date of disposal is set out below.

(b) Financial performance and cash flow information

The financial performance and cash flow information presented is for the period ended 13 November 2007 (2008 column) and the year ended 31 March 2007:

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Operating income	**2,708**	3,904	**1,568**	1,452
Operating expenses	**(1,663)**	(2,696)	**(1,274)**	(1,595)
Profit before income tax	**1,045**	1,208	**294**	(143)
Income tax expense	**(178)**	(314)	**201**	195
Profit after income tax from discontinued operations	**867**	894	**495**	52
Gain on sale of the discontinued operations before income tax	**14,163**	–	**14,465**	–
Income tax expense	**–**	–	**–**	–
Gain on sale of the discontinued operations after income tax	**14,163**	–	**14,465**	–
Profit from discontinued operations	**15,030**	894	**14,960**	52
Net cash inflow/(outflow) from operating activities	**1,478**	732	**(407)**	(377)
Net cash inflow/(outflow) from investing activities (2008 includes an inflow of $16,131 million from the sale of discontinued operations)	**16,329**	(842)	**17,002**	–
Net cash (outflow)/inflow from financing activities	**(335)**	(926)	**628**	271
Net increase in cash generated by discontinued operations	**17,472**	(1,036)	**17,223**	(106)

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 7. Discontinued operations continued				
Assets				
Due from banks	**2,058**	1,954	**286**	227
Cash collateral on securities borrowed and reverse repurchase agreements	**1,445**	462	**-**	-
Trading portfolio assets	**457**	236	**-**	-
Loan assets held at amortised cost	**3,590**	2,802	**241**	252
Other financial assets at fair value through profit or loss	**575**	253	**87**	16
Derivative financial instruments – positive values	**208**	63	**117**	33
Other financial assets	**6,507**	5,417	**33**	50
Investment securities available for sale	**1,315**	892	**190**	276
Intangible assets	**12**	10	**-**	-
Interest in associates and joint ventures using the equity method	**3,276**	2,334	**180**	127
Property, plant and equipment	**218**	310	**116**	106
Investments in controlled entities	**-**	-	**2,411**	765
Deferred tax assets	**898**	424	**631**	496
Non current assets and assets of disposal groups classified as held for sale	**653**	951	**95**	-
Total assets	**21,212**	16,108	**4,387**	2,348
Liabilities				
Due to banks	**1,322**	1,049	**-**	-
Cash collateral on securities lent and repurchase agreements	**75**	54	**-**	-
Trading portfolio liabilities	**1,055**	54	**-**	-
Derivative financial instruments – negative values	**-**	66	**-**	3
Deposits	**-**	232	**-**	-
Debt issued at amortised cost	**2,100**	1,674	**-**	-
Other financial liabilities at fair value through profit or loss	**19**	16	**-**	-
Other financial liabilities	**7,926**	5,368	**2,220**	1,725
Current tax liabilities	**201**	47	**-**	-
Due to/(from) controlled entities	**6,209**	4,121	**(370)**	(6)
Provisions	**24**	60	**-**	-
Deferred tax liabilities	**46**	45	**-**	-
Liabilities of disposal groups classified as held for sale	**267**	170	**-**	-
Total liabilities	**19,244**	12,956	**1,850**	1,722
Net assets	**1,968**	3,152	**2,537**	626

(c) Details of the sale of discontinued operations

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Total disposal consideration	**16,131**		**17,002**	
Carrying amount of net assets sold	**(1,968)**		**(2,537)**	
Gain on sale before income tax	**14,163**		**14,465**	
Income tax expense	**-**		-	
Gain on sale after income tax	**14,163**		**14,465**	

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 8. Dividends paid and distributions paid or provided				
i) Dividends paid				
Ordinary share capital				
2008 Special dividend paid ($46.55 (2007: $nil) per share)*	13,990	–	13,990	–
2008 Special dividend paid ($7.49 (2007: $nil) per share)*	2,250	–	2,250	–
Interim dividend paid ($1.45+ (2007: $1.25+) per share)	395	312	395	312
2007 Final dividend paid ($1.90+ (2006: $1.25+) per share)	482	290	482	290
Total dividends paid	**17,117**	602	**17,117**	602

* Following the restructure on 13 November 2007 (refer to note 1 for further details), the Bank paid two special dividends to MGL, the ultimate parent entity.

+ These dividends were 100 per cent franked at the 30 per cent corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") ceased to operate following the implementation of the restructure on 13 November 2007 (refer to note 1 for further details on group restructure).

Franking credits were available at the reporting date at a corporate tax rate of 30 per cent	–	176	–	176

Following the restructure of the Macquarie Group the franking credits have been transferred by the Bank to MGL, as MGL is now recognised as the head company of the Macquarie tax consolidated group.

In the prior year the above amount represented the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year and the final dividend disclosed below in (ii); and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

ii) Dividends not recognised at the end of the financial year

Since the end of the financial year the Directors have recommended the payment of a dividend. The aggregate amount of the proposed dividend expected to be paid on 4 July 2008 out of retained profits at 31 March 2008, but not recognised as a liability at the end of the financial year, is $700 million.

iii) Distributions paid or provided				
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	27	24	–	–
Distributions provided	7	7	–	–
Total distributions paid or provided	**34**	31	–	–

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MIS are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Presentation*.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 8. Dividends paid and distributions paid or provided continued				
iii) Distributions paid or provided continued				
Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	**28**	30	**–**	–
Distributions provided	**22**	24	**–**	–
Total distributions paid or provided	**50**	54	**–**	–

The Macquarie Income Preferred Securities represent the minority interest of a consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interest. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture, 500 Bank preference shares may be substituted at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to note 33 – Contributed Equity, for further details on these instruments.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Convertible debentures				
Distributions paid (net of distributions previously provided)	**–**	–	**28**	30
Distributions provided	**–**	–	**22**	24
Total distributions paid or provided	**–**	–	**50**	54
Note 9. Due from banks				
Cash at bank*	**1,256**	1,671	**325**	633
Overnight cash at bank	**2,128**	936	**2,128**	923
Other loans to banks	**3,287**	3,380	**3,153**	2,941
Due from clearing houses	**498**	133	**448**	83
Total due from banks	**7,169**	6,120	**6,054**	4,580

* Included within this balance is $15 million (2007: $nil) provided as security over payables to other financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 10. Cash collateral on securities borrowed and reverse repurchase agreements				
Central banks	**14**	–	**14**	–
Governments*	**226**	754	**226**	754
Financial institutions	**20,986**	24,650	**20,860**	24,584
Other	**52**	505	**51**	505
Total cash collateral on securities borrowed and reverse repurchase agreements	**21,278**	25,909	**21,151**	25,843

*Governments include federal, state and local governments and related enterprises.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 11. Trading portfolio assets				
Trading securities				
Equities and other securities	**11,520**	12,114	**11,002**	11,675
Promissory notes	**1,302**	809	**1,303**	809
Commonwealth government bonds	**807**	71	**807**	71
Corporate bonds	**734**	1,496	**667**	1,412
Other government securities	**259**	350	**259**	350
Foreign government bonds	**256**	6	**2**	6
Certificates of deposit	**198**	426	**198**	426
Bank bills	**45**	159	**44**	159
Total trading securities	**15,121**	15,431	**14,282**	14,908
Other trading assets				
Commodities	**104**	87	**–**	23
Total other trading assets	**104**	87	**–**	23
Total trading portfolio assets	**15,225**	15,518	**14,282**	14,931

Trading assets pledged as security

Included in the balance of equities and other securities, certificates of deposit and bank bills are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided as security is $1,348 million (2007: $971 million).

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 12. Loan assets held at amortised cost				
Due from clearing houses	1,502	2,827	1,339	2,751
Due from governments	102	165	88	110
Due from other entities				
Other loans and advances*	43,988	38,346	18,439	15,326
Less specific provisions	(100)	(71)	(60)	(69)
	43,888	38,275	18,379	15,257
Lease receivables	1,468	4,620	533	730
Total due from other entities	45,356	42,895	18,912	15,987
Total gross loan assets	46,960	45,887	20,339	18,848
Less collective allowance for credit losses	(112)	(91)	(106)	(89)
Total loan assets held at amortised cost**	46,848	45,796	20,233	18,759

* Included within this balance are mortgage loans of $21,710 million (2007: $20,034 million) held by consolidated mortgage SPEs.

** Included within this balance are other loans of $nil (2007: $1,631 million) provided as security over issued notes and payables to other external investors and financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Specific provisions				
Balance at the beginning of the financial year	71	52	69	48
Provided for during the financial year*	78	36	32	31
Loan assets written-off, previously provided for	(9)	(4)	(9)	(4)
Recovery of loans previously provided for*	(35)	(13)	(31)	(6)
Transfer to related parties	(4)	–	–	–
Attributable to foreign currency translation	(1)	–	(1)	–
Total specific provisions	100	71	60	69
Specific provisions as a percentage of gross loan assets	0.21%	0.15%	0.29%	0.37%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Collective allowance for credit losses				
Balance at the beginning of the financial year	91	80	89	76
Transfer to related entities	(11)	–	(11)	–
Provided for during the financial year*	32	11	28	13
Total collective allowance for credit losses	112	91	106	89

* Included within these balances are amounts relating to both continuing and discontinued operations as a result of the Group restructure.

The collective allowances for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

Note 13. Impaired assets

Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Impaired debt investment securities available for sale with specific provisions for impairment	264	–	–	–
Less specific provisions	(56)	–	–	–
Impaired loan assets and other financial assets with specific provisions for impairment	244	166	185	150
Less specific provisions	(105)	(78)	(64)	(74)
Total net impaired assets	347	88	121	76

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 14. Other financial assets at fair value through profit or loss				
Investment securities	**499**	789	**436**	190
Loan assets	**3,136**	1,990	**3,135**	1,990
Total other financial assets at fair value through profit or loss	**3,635**	2,779	**3,571**	2,180
Note 15. Other assets				
Debtors and prepayments*	**2,891**	5,549	**2,229**	4,693
Security settlements**	**437**	3,580	**219**	2
Assets under operating lease***	**359**	975	**-**	2
Property held for sale and development*	**229**	336	**2**	–
Other	**9**	4	**-**	2
Total other assets	**3,925**	10,444	**2,450**	4,699

*Included within these balances is $365 million of debtors and prepayments (2007: $383 million) and $86 million (2007: $309 million) of property held for sale and development which are provided as security over amounts payable to other financial institutions.

**Security settlements are receivable within three working days of the relevant trade date.

***Assets under operating lease are stated net of accumulated depreciation of $43 million (2007: $158 million).

Note 16. Investment securities available for sale				
Equity securities				
Listed*	**327**	617	**254**	323
Unlisted**	**202**	377	**48**	34
Debt securities*** #	**14,207**	5,066	**12,627**	2,854
Total investment securities available for sale	**14,736**	6,060	**12,929**	3,211

*Included within this balance is $23 million (2007: $nil) provided as security over payable to other financial institutions.

**Included within this balance is $nil (2007: $155 million) provided as security over payables to other financial institutions.

***Included within this balance are debt securities of $nil (2007: $471 million) which are recognised as a result of total return swaps. The economic entity does not have legal title to these assets but has full economic exposure to them.

#Included within this balance is $12,461 million (2007: $2,245 million) of negotiable certificates of deposit due from financial institutions and $268 million (2007: $474 million) of bank bills.

Note 17. Intangible assets				
Goodwill	**70**	39	**-**	-
Capitalised software	**-**	17	**-**	10
Other identifiable intangibles	**63**	44	**-**	–
Total intangible assets	**133**	100	**-**	10
Note 18. Life investment contracts and other unit holder assets				
Life investment contracts and other unit holder assets				
Cash and due from banks	**81**	63	**-**	–
Debt securities	**787**	865	**-**	-
Units in unit trusts	**4,646**	4,675	**-**	–
Equity securities	**191**	244	**-**	–
Total life investment contracts and other unit holder assets	**5,705**	5,847	**-**	-

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

Income from life investment contracts and other unit holder assets				
Premium income, investment revenue and management fees	**205**	613	**-**	–
Life investment contract claims, reinsurance and changes in policy liabilities	**(166)**	(578)	**-**	–
Direct fees	**(9)**	(8)	**-**	-
Total income from life investment contracts and other unit holder assets	**30**	27	**-**	–

Note 18. Life investment contracts and other unit holder assets continued

Solvency

Solvency requirements for the life investment contracts business have been met at all times during the financial year.

As at 31 March 2008, the life investment contracts business had investment assets in excess of policy holder liabilities of $16 million (2007: $66 million).

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Note 19. Interest in associates and joint ventures using the equity method				
Interest in associates and joint ventures using the equity method				
Loans and investments without provisions for impairment	**1,513**	4,016	**412**	537
Loans and investments with provisions for impairment	**738**	60	**93**	80
Less provision for impairment*	**(295)**	(5)	**(2)**	(4)
Loans and investments at recoverable amount	**443**	55	**91**	76
Total interest in associates and joint ventures using the equity method**	**1,956**	4,071	**503**	613

* The investment in the associates Macquarie CountryWide Trust and Macquarie Office Trust were written down to their fair values which are based on their publicly quoted market price at 31 March 2008, as an estimate of their value in use.

** Included within this balance is $nil (2007: $184 million) provided as security over amounts payable to other financial institutions.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 2(ii)).

The fair values of certain interests in material associates and joint ventures for which there are public quotations, exceeded their carrying value by $3 million (2007: $4 million adjusted for discontinued operations).

	Consolidated 2008 $m	Consolidated 2007 $m
(a) Reconciliation of movement in the economic entity's investment in associates and joint ventures using the equity method:		
Balance at the beginning of the financial year	**4,071**	3,463
Transfer as part of restructure (note 1)	**(3,063)**	–
Associates acquired/equity contributed	**2,203**	1,542
Share of pre-tax profits of associates and incorporated joint ventures	**230**	345
Share of tax expense of associates and incorporated joint ventures	**(70)**	(103)
Dividends received/receivable from associates	**(202)**	(374)
Associates disposed of	**(500)**	(720)
Investments in associates provided for/written-off	**(290)**	2
Foreign exchange and other adjustments	**(115)**	(100)
Transferred (from)/to held for sale, available for sale equity	**(308)**	16
Balance at the end of the financial year	**1,956**	4,071

Note 19. Interest in associates and joint ventures using the equity method continued

(b) Summarised information of certain interests in material associates and joint ventures is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2008 %	2007 %
Diversified CMBS Investments Inc (c)*	USA	31 March	**57**	57
Macquarie MEAG Prime REIT (b)	Singapore	31 December	**26**	24
Macquarie CountryWide Trust (b)**	Australia	30 June	**10**	9
Macquarie Diversified (AA) Trust (c)	Australia	31 March	**19**	28
Macquarie Office Trust (b)**	Australia	30 June	**7**	6
Macquarie Goodman Japan Limited (b)*** +	Singapore	30 June	**50**	–
Macquarie Airports (a)**	Australia	31 December	**–**	16
Macquarie Media Group (e)***	Australia	30 June	**–**	22
Macquarie Communications Infrastructure Group (a)**	Australia	30 June	**–**	12
Macquarie Capital Alliance Group (c)**	Australia	30 June	**–**	17
Macquarie Aircraft Leasing Holdings Limited (a)^	Bermuda	31 December	**–**	34
European Directories SA (d)***	Luxembourg	31 December	**–**	13
Euro Gaming Limited (e)	UK	31 December	**–**	50
Macquarie Infrastructure Group (a)**	Australia	30 June	**–**	2
Macquarie European Infrastructure Fund (a)**	UK	31 March	**–**	5

* Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

** The economic entity has significant influence due to its fiduciary relationship as manager of these entities.

*** Significant influence arises due to the economic entity's voting power and board representation.

+ The reporting date of Macquarie Goodman Japan Limited has been changed to 31 March effective from 14 May 2008.

^ In the prior year, the entity was reported as Macquarie Aircraft Leasing Limited, incorporated in Ireland.

(a) Infrastructure
(b) Property development/ management entity
(c) Funds management and investment banking
(d) Directories business
(e) Media, television, gaming and internet investments

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
(c) Contingent liabilities of associates and joint ventures are as follows:				
Share incurred jointly with other investors	**1**	24	**–**	4
For which the economic entity is severally liable	**–**	146	**–**	6

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 19. Interest in associates and joint ventures using the equity method continued				
(d) Aggregated financial information of interests in associates and joint ventures are as follows:				
Economic entity's share of:				
Assets	**3,057**	9,472	**276**	529
Liabilities	**1,215**	5,806	**122**	280
Revenues	**509**	1,359	**102**	134
Profit	**163**	242	**–**	42
Note 20. Property, plant and equipment				
Furniture, fittings and leasehold improvements				
Cost	**66**	309	**47**	171
Less accumulated depreciation	**(37)**	(109)	**(28)**	(78)
Total furniture, fittings and leasehold improvements	**29**	200	**19**	93
Communication equipment				
Cost	**10**	29	**8**	23
Less accumulated depreciation	**(9)**	(22)	**(8)**	(19)
Total communication equipment	**1**	7	**–**	4
Computer equipment				
Cost	**56**	249	**40**	204
Less accumulated depreciation	**(42)**	(176)	**(30)**	(151)
Total computer equipment	**14**	73	**10**	53
Infrastructure assets				
Cost	**–**	106	**–**	–
Less accumulated depreciation	**–**	(8)	**–**	–
Total infrastructure assets	**–**	98	**–**	–
Total property, plant and equipment	**44**	378	**29**	150

Reconciliation of the movement in the economic entity's property, plant and equipment at their written-down value:

	Furniture, fittings and leasehold improvements $m	Communication equipment $m	Computer equipment $m	Infrastructure assets $m	Total $m
Balance at the beginning of the financial year	200	7	73	98	**378**
Acquisitions	46	6	36	–	**88**
Disposals	(29)	(2)	–	–	**(31)**
Reclassification*	–	–	–	(90)	**(90)**
Transfer as part of restructure (note 1)	(150)	(6)	(53)	(6)	**(215)**
Foreign exchange movements	–	–	(1)	–	**(1)**
Depreciation expense:					
– Continuing operations	(20)	(3)	(22)	–	**(45)**
– Discontinued operations	(18)	(1)	(19)	(2)	**(40)**
Balance at the end of the financial year	**29**	**1**	**14**	**–**	**44**

*In August 2007, Windpark Bippen Grunstucks and Windkraft Holleben 1, wholly owned subsidiaries of the economic entity, were reclassified as Held for Sale and subsequently sold. This resulted in a transfer out of Infrastructure Assets of $90 million.

Fixed assets pledged as security

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $nil (2007: $89 million).

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 21. Investments in controlled entities				
Investments at cost without provisions for impairment	–	–	**2,281**	4,058
Investments at cost with provisions for impairment	–	–	**46**	71
Less provisions for impairment	–	–	**(23)**	(44)
Investments at recoverable amount	–	–	**23**	27
Total investments in controlled entities	–	–	**2,304**	4,085

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities, the size of the investment made by the Bank or the nature of the activities conducted by the controlled entity, are:

Diversified CMBS Australia Holdings Pty Limited
Macquarie Asia Real Estate Management Limited
Macquarie Australia Securities Limited
Macquarie Capital Funding LP (United Kingdom)
Macquarie CLO Investments No.1 Pty Limited
Macquarie Countrywide Management Limited
Macquarie Direct Property Management Limited
Macquarie Finance Limited
Macquarie Funds Management Holdings Pty Limited
Macquarie Global Debt Investment No.1 Pty Limited
Macquarie Hong Kong Finance Limited (Cayman Islands)*
Macquarie Inc (United States)
Macquarie International Finance Limited
Macquarie Infrastructure Investment Management Limited
Macquarie Investment Services Limited
Macquarie Investment Management (UK) Limited (United Kingdom)
Macquarie Leisure Management Health Clubs Pty Limited
Macquarie Leisure Management Limited
Macquarie Life Limited
Macquarie Office Investments Pty Limited
Macquarie Office Management Limited
Macquarie Pastoral Management Limited
Macquarie Real Estate Korea Limited (formerly Macquarie Property Advisors Korea Limited) (Korea)
Macquarie Property Investment Management 2 Limited
Macquarie Property Investment Management 5 Limited
Macquarie Property Investment Management 6 Limited
Macquarie Securitisation Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas controlled entities carry on business predominantly in their place of incorporation unless otherwise stated.
Beneficial interest in all entities is 100 per cent.
All entities have a 31 March reporting date.

*Incorporated in the Cayman Islands with business carried on predominantly in Hong Kong.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 22. Deferred income tax assets/(liabilities)				
The balance comprises temporary differences attributable to:				
Provisions and accrued expenses	(35)	868	(152)	631
Tax losses	32	37	13	9
Fixed assets	30	20	32	20
Set-off of deferred tax liabilities	51	(468)	132	(229)
Total deferred income tax assets	78	457	25	431
Financial instruments	(77)	(386)	1	(229)
Investments in associates & controlled entities	(19)	(82)	–	–
Available for sale financial assets	(46)	(78)	(25)	(41)
Set-off of deferred tax assets	(51)	468	(132)	229
Total deferred income tax liabilities	(193)	(78)	(156)	(41)
Net deferred income tax (liabilities)/assets	(115)	379	(131)	390

Potential tax assets of approximately $13 million (2007: $52 million) attributable to tax losses carried forward by controlled entities have not been brought to account in the controlled entities and in the economic entity as the Directors do not believe the realisation of the tax assets is probable.

The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. The tax assets relating to deductible temporary differences and tax losses are not carried forward as an asset unless the benefit is probable of realisation.

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period, within the same tax paying entity.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 23. Non current assets and disposal groups classified as held for sale				
Non current assets and assets of disposal groups classified as held for sale				
Associates*	–	750	–	139
Other non-current assets	35	–	–	–
Total assets of disposal groups held for sale**#	–	244	–	–
Total non current assets and assets of disposal groups classified as held for sale	35	994	–	139

The prior year balance represents the assets of ATM Solutions and Longview Oil and Gas.

* Included within this balance in the prior year were assets with a carrying value of $409 million provided as security over payables to other financial institutions.

** Included within this balance in the prior year were assets with a carrying value of $34 million provided as security over payables to other financial institutions.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 23. Non current assets and disposal groups classified as held for sale continued				
Liabilities of disposal groups classified as held for sale				
Total liabilities of disposal groups classified as held for sale#	–	170	–	–

The prior year balance represents the liabilities of ATM Solutions and Longview Oil and Gas.

All of the above non current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of by way of sale to a Macquarie Managed Fund, trade sale or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occur that are beyond the economic entity's control.

(a) Summarised information of material associates and jointly controlled entities classified as held for sale is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2008	2007
Macquarie New York Parking 2 LLC (a) ^ @	USA	31 December	–	53%
Taiwan Cable TV Investments Sarl (b) ^^	Taiwan	31 December	–	20%
Retirement Villages Group (c) @	Australia	30 June	–	48%
Lane Cove Tunnel Holding Company Pty Limited (d)	Australia	31 December	–	19%

All associates and jointly controlled entities classified as held for sale are unlisted companies.
Voting power is equivalent to ownership interest unless otherwise stated.

^ Voting power was not proportional to the ownership interest. As at 31 March 2007, the economic entity had joint control because neither the economic entity nor its fellow investors had control in their own right.

^^ Legal interest was different to ownership interest. Legal interest in Taiwan Cable TV Investment Sarl as at 31 March 2007 was 40 per cent.

@ The economic entity's interests in these entities were sold as part of the group restructure (note 1).

(a) Retail parking stations
(b) Media, television and internet investments
(c) Retirement homes
(d) Infrastructure

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
(b) For associates and jointly controlled entities classified as held for sale, the economic entity's share of contingent liabilities, is as follows:				
Share incurred jointly with other investors	–	–	–	–
For which the economic entity is severally liable	–	–	–	–
(c) For associates and jointly controlled entities classified as held for sale, aggregated financial information is as follows:				
Economic entity's share of:				
Assets	–	2,542	–	377
Liabilities	–	1,917	–	241
Revenues	–	372	–	22
Profit/(loss)	–	–	–	–

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 24. Due to banks				
OECD banks	**2,666**	3,056	**1,781**	1,427
OECD central banks	**131**	229	**131**	229
Clearing houses*	**291**	174	**291**	161
Other	**661**	668	**318**	294
Total due to banks	**3,749**	4,127	**2,521**	2,111

*Amounts due to clearing houses are settled on the next business day.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 25. Cash collateral on securities lent and repurchase agreements				
Central banks	**317**	1,018	**317**	1,018
Governments	**69**	–	**69**	–
Financial institutions	**12,084**	5,730	**12,084**	5,730
Other	**999**	741	**999**	741
Total cash collateral on securities lent and repurchase agreements	**13,469**	7,489	**13,469**	7,489
Note 26. Trading portfolio liabilities				
Listed equity securities	**6,495**	14,258	**6,210**	14,293
Commonwealth government securities	**4,053**	1,243	**4,053**	1,243
Other government securities	**154**	352	**154**	352
Corporate securities	**14**	69	**14**	69
Total trading portfolio liabilities	**10,716**	15,922	**10,431**	15,957
Note 27. Debt issued at amortised cost				
Debt issued at amortised cost*	**54,763**	51,365	**26,581**	28,519
Total debt issued at amortised cost	**54,763**	51,365	**26,581**	28,519

* Included within this balance are amounts payable to mortgage SPE noteholders of $21,564 million (2007:$19,932 million).

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 28. Other financial liabilities at fair value through profit or loss				
Debt issued at fair value	**254**	1,229	**236**	1,213
Equity linked notes	**6,017**	4,323	**4,089**	3,936
Total other financial liabilities at fair value through profit or loss	**6,271**	5,552	**4,325**	5,149

Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Australian dollars	**39,791**	28,596	**14,023**	6,124
United States dollars	**7,730**	15,936	**7,672**	15,899
Euro	**5,170**	5,120	**5,170**	5,120
Canadian dollars	**2,547**	214	**651**	214
Great British pounds	**2,133**	3,467	**247**	3,467
Japanese yen	**1,624**	571	**1,624**	571
Hong Kong dollars	**896**	1,592	**815**	1,490
Singapore dollars	**621**	240	**180**	240
Other currencies	**522**	1,181	**524**	543
Total by currency	**61,034**	56,917	**30,906**	33,668

The economic entity's primary sources for domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic negotiable certificate of deposit issuance. Securities can be issued for terms varying from 1 day to 30 years.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 29. Other liabilities				
Creditors	**2,334**	5,166	**1,449**	4,021
Due to brokers and customers*	**904**	3,034	**633**	77
Accrued charges and sundry provisions	**808**	3,556	**521**	2,902
Other	**74**	202	**29**	94
Total other liabilities	**4,120**	11,958	**2,632**	7,094

*Amounts due to brokers and customers are payable within three working days of the relevant trade date.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 30. Provisions				
Provision for long service leave	**31**	53	**30**	52
Provision for dividend	**29**	31	**22**	24
Provision for annual leave	**27**	69	**25**	48
Total provisions	**87**	153	**77**	124

Note 31. Capital

The Bank and economic entity's capital management strategy is to maximise shareholder value through optimising the level and use of capital resources.

The Bank's capital management objectives are to:

- Continue to support the Bank's credit rating
- Ensure sufficient capital resource to support the Bank's business and operational requirements
- Maintain sufficient capital to exceed externally imposed capital requirements
- Safeguard the Bank's ability to continue as a going concern.

The Bank's capital management strategy uses both internal and external measures of capital. Internally, an economic capital model (ECM) has been developed to quantify the Bank's aggregate level of risk. The ECM is used in the Macquarie Group to support business decision making, including deciding the required level of capital, the setting of risk appetite and as a risk adjusted performance measure.

The Bank is subject to minimum capital requirements externally imposed by APRA, following the guidelines developed by the Basel Committee on Banking Supervision. The Bank reports to APRA under Basel II capital requirements effective from 1 January 2008. The Bank has been granted accreditation by APRA to adopt the Basel II Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. Prior to 1 January 2008, the Bank reported to APRA under the prudential requirements referred to as Basel I.

Regulatory capital requirements are measured for the Bank and certain controlled entities which meet the definition of extended licensed entities ("Level 1" reporting), and for the Banking group ("Level 2" reporting). "Level 2" consists of MBL, its controlled entities and its immediate parent less certain controlled entities of MBL which are deconsolidated for APRA reporting purposes. These include entities conducting insurance, funds management, non-financial operations and special purpose vehicles. APRA requires Authorised Deposit-taking Institutions ("ADIs") to have a minimum ratio of capital to risk weighted assets of 8 per cent at both Level 1 and Level 2, with at least 4 per cent of this capital in the form of tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels.
The Macquarie Group internal capital policy set by the Board requires capital floors above this regulatory required level.

MBL's tier 1 capital consists of share capital, retained earnings, certain reserves, Macquarie income securities and convertible debentures. Deductions from tier 1 capital are made for intangibles, certain capitalised expenses, deferred tax assets, and equity investments over prescribed limits. In addition Basel II requires that investments in controlled entities that are fund management entities, special purpose securitisation vehicles and non-commercial entities are deducted 50 per cent from tier 1 capital and 50 per cent from tier 2 capital. MBL's tier 2 capital includes term subordinated debt and certain reserves. Deductions from tier 2 capital include certain reserves and 50 per cent of investments in controlled entities as noted above.

The Bank and economic entity have complied with all internal and external capital management requirements throughout the year.

Note 32. Loan capital

Subordinated debt

Agreements between the Bank and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Subordinated debt				
18 February 2013	**-**	227	**-**	227
2 May 2013	**25**	25	**25**	25
20 June 2013	**346**	332	**346**	332
15 September 2014	**301**	301	**301**	301
18 September 2015	**383**	432	**383**	432
19 September 2016	**372**	486	**372**	486
6 December 2016	**605**	576	**605**	576
31 May 2017	**305**	292	**305**	292
Total subordinated debt	**2,337**	2,671	**2,337**	2,671
Reconciliation of subordinated debt by major currency:				
Euro	**951**	908	**951**	908
Australian dollars	**569**	845	**569**	845
Great British pounds	**434**	486	**434**	486
United States dollars	**383**	432	**383**	432
Total subordinated debt by currency	**2,337**	2,671	**2,337**	2,671

In accordance with APRA guidelines, the Bank includes the applicable portion of the principal sum as tier 2 capital.

	Consolidated and Bank		Consolidated and Bank	
	2008	2007	**2008**	2007
	Number of shares	Number of shares	**$m**	$m
Note 33. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**253,941,205**	232,440,369	**3,103**	1,916
Issue of 10,606,061 ordinary shares on 22 May 2006 at $66.00 per share	**-**	10,606,061	**-**	696
Issue of 8,620,690 ordinary shares on 21 May 2007 at $87.00	**8,620,690**	–	**745**	-
On-market purchase of shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non-Executive Directors Share Acquisition Plan ("NEDSAP") at $88.67 (2007 $67.94) per share	**(313,615)**	(288,009)	**(28)**	(20)
Allocation of shares to employees pursuant to the MBSSAP and NEDSAP at $88.67 (2007: $67.94) per share	**313,615**	288,009	**28**	20
Issue of shares on exercise of options	**5,466,294**	7,536,936	**195**	239
Issue of shares on 23 June 2006 pursuant to the Share Purchase Plan at $66.00 per share	**-**	137,947	**-**	9
Issue of shares on 25 June 2007 pursuant to the Share Purchase Plan at $87.00 per share	**912,076**	-	**79**	–
Issue of shares on 12 January 2007 pursuant to the Employee Share Plan effectively at $76.82 per share	**-**	21,632	**-**	2
Issue of shares on 5 July 2006 pursuant to the Dividend Reinvestment Plan ("DRP") at $63.60 per share	**-**	1,523,326	**-**	97
Issue of shares on 15 December 2006 pursuant to the DRP at $70.23 per share	**-**	1,674,934	**-**	117
Issue of shares on 4 July 2007 pursuant to the DRP at $86.44 per share	**2,146,392**	–	**185**	-
Issue of shares to Macquarie Group Limited on 13 November 2007 (note 1)	**31,501,643**	–	**2,250**	–
Capital reduction on 13 November 2007 (note 1)	**(2,051,382)**	–	**(3,000)**	-
Transfer from share based payments reserve for expensed options that have been exercised (note 34)	**-**	–	**29**	27
Closing balance of fully paid ordinary shares	**300,536,918**	253,941,205	**3,586**	3,103

As at 31 March 2007, 34,358,273 options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 38 – Employee equity participation.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Equity contribution from ultimate parent entity				
Additional paid up capital	**18**	–	**12**	–
Total equity contribution from ultimate parent entity	**18**	–	**12**	–

In November 1995, the Bank introduced an Employee Option Plan, as a replacement for the Bank's then closed partly paid share scheme. On 13 November 2007, the date of the restructure of the Macquarie Group, all MBL options were cancelled and replacement options over shares in the new ultimate parent entity, MGL, were issued on the same terms on a one-for-one basis under the Macquarie Group Employee Share Option Plan ("the Plan"). Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods. Since 13 November 2007 the equity provided has been treated as an equity contribution from MGL. For the year ended 31 March 2008, compensation expense relating to the Plan which has been treated as additional paid up capital totalled $18,037,467 (Bank: $12,179,396). Refer to note 38 – Employee equity participation.

Total Treasury Shares	–	(7)	–	–
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**400**	400
Less transaction costs for original placement	**(9)**	(9)	**(9)**	(9)
Total Macquarie Income Securities	**391**	391	**391**	391

The Macquarie Income Securities are classified as equity in accordance with AASB 132: *Financial Instruments: Presentation.* Interest is paid quarterly at a floating rate of BBSW plus 1.7 per cent p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004.

Convertible Debentures				
7,000 convertible debentures of £50,000 each	–	–	**884**	884
Total convertible debentures	–	–	**884**	884

As part of the issue of the Macquarie Income Preferred Securities (detailed in note 34 – Reserves, retained earnings and minority interest), the London branch of the Bank issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures, which eliminate on consolidation, currently pay a 6.177 per cent (2007: 6.177 per cent) semi-annual cumulative fixed rate distribution. The debentures mature on 15 April 2050, but may be redeemed, at the Bank's discretion, on 15 April 2020 or on any reset date thereafter. If redemption is not elected, then on 15 April 2020 and on each fifth anniversary thereafter, the debenture coupon will be reset to 2.35 per cent (2007: 2.35 per cent) per annum above the then prevailing five year benchmark sterling gilt rate.

The distribution policies for these instruments are included in note 8 to the financial statements.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 34. Reserves, retained earnings and minority interest				
Reserves				
Foreign currency translation reserve				
Opening balance	**1**	4	**(40)**	(44)
Currency translation differences arising during the financial year, net of hedge	**(21)**	(3)	**(94)**	4
Total foreign currency translation reserve	**(20)**	1	**(134)**	(40)
Available for sale reserve				
Opening balance	**228**	151	**108**	93
Transfer to profit on sale arising from Group restructure	**(152)**	–	**-**	-
Revaluation movement for the financial year, net of tax	**4**	175	**(46)**	74
Transfer to profit on realisation	**(24)**	(98)	**(16)**	(59)
Total available for sale reserve	**56**	228	**46**	108
Share-based payments reserve				
Opening balance	**144**	84	**144**	84
Option expense for the period*	**71**	87	**58**	68
Options issued to subsidiary employees	**-**	–	**13**	19
Transfer to share capital on exercise of expensed options (note 33)	**(29)**	(27)	**(29)**	(27)
Total share-based payments reserve	**186**	144	**186**	144
Cash flow hedging reserve				
Opening balance	**10**	2	**-**	33
Revaluation movement for the financial year, net of tax	**21**	8	**12**	(33)
Total cash flow hedging reserve	**31**	10	**12**	-
Share of reserves of interests in associates and joint ventures using the equity method				
Opening balance	**(3)**	9	**-**	–
Share of reserves during the financial year	**(3)**	(12)	**-**	–
Total share of reserves of interests in associates and joint ventures using the equity method	**(6)**	(3)	**-**	–
Distribution to the ultimate parent entity				
Arising from Group restructure, representing balance at the end of period the financial year	**(65)**	–	**(61)**	-
Total reserves	**182**	380	**49**	212
Retained earnings				
Balance at the beginning of the financial year	**2,795**	1,934	**1,378**	949
Profit attributable to equity holders of Macquarie Bank Limited	**15,730**	1,494	**17,015**	1,085
Distributions paid or provided on Macquarie Income Securities	**(34)**	(31)	**-**	-
Distributions paid or provided on convertible debentures	**-**	–	**(50)**	(54)
Dividends paid on ordinary share capital	**(17,117)**	(602)	**(17,117)**	(602)
Balance at the end of the financial year	**1,374**	2,795	**1,226**	1,378

* Included in this expense are amounts relating to both continuing and discontinued operations as a result of the Group restructure.

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Note 34. Reserves, retained earnings and minority interest continued				
Minority interest				
Macquarie Income Preferred Securities*				
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	**–**	–
Issue costs	**(10)**	(10)	**–**	–
	884	884	**–**	–
Current year profit	**50**	54	**–**	–
Distribution provided on Macquarie Income Preferred Securities	**(50)**	(54)	**–**	–
Foreign currency translation reserve	**(132)**	(43)	**–**	–
Total Macquarie Income Preferred Securities	**752**	841	**–**	–
Other minority interest				
Ordinary share capital	**83**	9	**–**	–
Preference share capital	**–**	6	**–**	–
Accumulated (losses)/gains	**(1)**	1	**–**	–
Total other minority interest	**82**	16	**–**	–
Total minority interest	**834**	857	**–**	–

*On 22 September 2004, Macquarie Capital Funding LP, a member of the economic entity, issued £350 million of Macquarie Income Preferred Securities ("the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177 per cent (2007: 6.177 per cent) semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 per cent (2007: 2.35 per cent) per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The instruments are reflected in the economic entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

Note 35. Notes to the cash flow statements

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statements is reconciled to related items in the Balance Sheet as follows:

Cash and balances with central banks	**7**	3	**7**	3
Due from other financial institutions				
– due from banks*	**7,169**	5,540	**6,054**	4,567
– trading securities**	**10,519**	2,783	**10,519**	2,783
Cash and cash equivalents at the end of the financial year	**17,695**	8,326	**16,580**	7,353

*Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses as per note 2(xxi).

**Includes certificates of deposit, bank bills and other short-term debt securities as per note 2(xxi).

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 35: Notes to cash flow statements continued				
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities and discontinued activities after income tax	15,780	1,551	17,015	1,085
Adjustments to profit from ordinary activities				
Accretion of interest on available for sale financial assets	(539)	(165)	(530)	(128)
Amounts provided during the financial year	483	55	53	42
Depreciation on property, plant and equipment	85	81	50	46
Dividends received from associates	203	374	-	-
Fair value changes on available for sale financial assets transferred to profit or loss on realisation	(24)	(98)	(16)	(59)
Fair value changes on financial assets and liabilities at fair value through profit or loss	17	(87)	(5)	(12)
Gain on deconsolidation of previously controlled entities and businesses held for sale	(14,368)	(469)	(14,518)	–
Loss on disposal of property, plant and equipment	28	–	19	–
Net gains on sale of associates (including associates held for sale) and joint ventures	(756)	(650)	(57)	(353)
Net gains on sale of investment securities available for sale	(130)	(160)	(96)	(125)
Share based payment expense	89	87	70	87
Share of net profits of associates and joint ventures using the equity method	(160)	(242)	-	-
Changes in assets and liabilities				
Decrease in dividends receivable	23	376	56	-
Decrease/(increase) in fees and commissions receivable	959	(66)	215	(67)
Decrease/(increase) in fees and commissions payable	(101)	41	(61)	26
Increase/(decrease) in current tax liabilities	389	215	(87)	(298)
Increase in deferred tax assets	(519)	(385)	(204)	(111)
Increase/(decrease) in deferred tax liabilities	161	(79)	115	(88)
Increase in interest receivable	(142)	(225)	(118)	(71)
Increase in interest payable	75	319	60	233
(Decrease)/increase in provisions for employee entitlements	(40)	20	(43)	16
Increase/(decrease) in loan assets received	7,061	(11,567)	13,545	(5,762)
Increase in loan receivable from ultimate parent entity	(8,800)	-	(8,800)	-
(Increase)/decrease in debtors, prepayments, accrued charges and creditors	(2,534)	1,384	(2,701)	1,312
Decrease/(increase) in financial instruments, foreign exchange and commodities	7,158	(9,260)	6,678	(9,066)
Increase in amounts due to other financial institutions deposits and other borrowings	11,526	17,462	3,235	11,664
Decrease in life investment contract receivables	795	513	–	–
Net cash flows from/(used in) operating activities	16,719	(975)	13,875	(1,629)
Financing arrangements				
Total unused	-	1,014	-	-
Total overdraft facilities	–	1,014	–	–

The Bank has provided a $10.1 billion Transitional Bridge Facility to MGL, of which $8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two year committed term loan, is providing transitional funding to MGL whilst MGL establishes its profile in the term funding markets.

Note 36. Related party information

Ultimate parent

During the financial year, the MBL Group was restructured which resulted in MGL being established as the ultimate parent entity of the Macquarie Group. Qualitative disclosures of the transaction are presented in note 1 to the financial statements, and quantitative disclosures are presented in other notes to the financial statements, where relevant.

The Bank's immediate parent entity is Macquarie B.H. Pty Ltd. Both MGL and Macquarie B.H. Pty Ltd are incorporated in Australia. MGL produces financial statements that are available for public use.

The Bank has provided a $10.1 billion Transitional Bridge Facility to MGL, of which $8.8 billion remained outstanding at the balance date. This facility, which is an unsecured amortising two year committed term loan, is providing transitional funding to MGL whilst MGL establishes its profile in the term funding markets.

The following balances with the ultimate parent entity were outstanding at the year-end:

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Amounts receivable	**8,614**	–	**8,803**	–

Controlled entities

Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans and acceptance of funds on deposit, derivative transactions, the provision of management and administration services and the provision of guarantees.

All transactions with controlled entities are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial statements. Amounts due from and due to controlled entities are presented separately in the balance sheet of the Bank except when offsetting reflects the substance of the transaction or event.

Balances arising from lending and borrowing activities between the Bank and controlled entities are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

Prior to the restructure described above, the Bank as the head entity of the tax consolidated group, was party to a tax contribution agreement with its eligible Australian resident controlled entities. The terms and conditions of this agreement are set out in note 2 (vii) – Summary of significant accounting policies. As at 31 March 2007, the amount receivable by the Bank under the tax contribution agreement with the tax consolidated entities was $198 million. This balance is included in "Due from controlled entities" in the Bank's separate balance sheet as at 31 March 2007. Subsequent to the restructure, MGL as the ultimate parent entity of the Macquarie Group became the head entity of the tax consolidated group. The terms and conditions of the revised tax contribution agreement are set out in note 2(vii) – Summary of significant accounting policies.

As at 31 March 2008, the amount payable by the economic entity to the head entity under the revised tax contribution agreement is $140 million (Bank: $122 million). This balance is included in "Due to related body corporates" in the balance sheet.

The Bank has entered into derivative transactions with its controlled entities to hedge their operations. The fair value of derivative financial instruments relating to transactions between the Bank and its controlled entities at 31 March 2008 are $728 million positive value (2007: $281 million) and $75 million negative value (2007: $203 million).

Note 36. Related party information continued

During the year, the following transactions occurred with controlled entities:

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Interest income received/receivable	–	–	1,215	698
Interest expense paid/payable	–	–	(1,430)	(325)
Fee and commission income	–	–	107	169
Other operating income	–	–	–	2
Dividends and distributions received/receivable	–	–	1,466	925
Management fees, group service charges and cost recoveries	–	–	402	453
Brokerage and commission expense	–	–	–	(1)
Options issued to employees of controlled entities (note 34)	–	–	(13)	(19)
The following balances with controlled entities were outstanding at the year end:				
Amounts receivable	–	–	9,372	13,527
Amounts payable	–	–	(11,965)	(7,136)

Other related body corporate entities

Transactions between the economic entity and related body corporate entities under common control principally arise from the provision of banking and other financial services, the granting of loans and acceptance of funds on deposit, the provision of management and administration services, facilities and accommodation and the provision of guarantees.

As part of the restructure described above, the Bank sold certain Non-Banking Group subsidiaries to a related body corporate entity for fair value at the restructure date. Certain employees of the Bank were transferred to non-bank subsidiaries and their employment liabilities were defeased to these entities. In addition, the Bank has defeased part of its own employment liability obligation to a non-bank subsidiary. Details of this transaction are disclosed in note 7 – Discontinued operations.

Balances arising from lending and borrowing activities between the economic entity and other related body corporate entities are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

During the year, the following transactions occurred with other related body corporate entities:

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Interest income received/receivable	275	–	219	–
Interest expense paid/payable	(237)	–	(63)	–
Other operating income	22	–	22	–
Dividends and distributions received/receivable	42	–	898	–
Management fees, group service charges and cost recoveries	(185)	–	(47)	–
Brokerage and commission expense	(184)	–	(132)	–
The following balances with other related body corporate entities were outstanding at the year-end:				
Amounts receivable	1,954	–	1,946	–
Amounts payable	(7,769)	–	(7,718)	–

Related party transactions during the financial year ended 31 March 2008 and comparative information as presented in this note represents related party transactions from ordinary activities and discontinued operations as disclosed in note 7 to the financial statements.

Note 36. Related party information continued

Associates and joint ventures

Transactions between the economic entity and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the Bank and its controlled entities, in the consolidated income statement.

During the year, the following transactions occurred with associates and joint ventures:

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Interest income received/receivable	**22**	80	**20**	53
Interest expense paid/payable	**-**	(13)	**-**	(9)
Fee and commission income*	**1,037**	967	**313**	275
Other income	**4**	4	**2**	2
Gains on sale of securities**	**37**	58	**40**	42
Dividends and distributions ***	**203**	374	**33**	72
Brokerage and commission expense	**(14)**	(14)	**-**	-

* Fee and commission income includes all fees charged to associates. Any unrealised component is eliminated to determine the economic entity's share of net profits of associates and joint ventures using the equity method.

** Gains on sale of securities are shown after elimination of unrealised profits/losses calculated by reference to the economic entity's ownership interest in the associate.

*** Dividends and distributions are shown as gross amounts. Under the equity method, these amounts are not taken up as profit but are recorded as a reduction of the carrying amount of the investment.

The following balances with associates and joint ventures were outstanding at the year end (these exclude amounts which in substance form part of the economic entity's net investment in associates, disclosed in note 19):

	Consolidated 2008 $m	Consolidated 2007 $m	**Bank 2008 $m**	Bank 2007 $m
Amounts receivable	**472**	721	**376**	565
Amounts payable	**(4)**	(68)	**(4)**	(2)

Balances arising from lending and borrowing activities between the Bank and its associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

Note 37. Key Management Personnel disclosure

Key Management Personnel

The Macquarie Group restructured on 13 November 2007. The Key Management Personnel ("KMP") for the restructured MBL Group remained the same as prior to the date of restructure with the exception of N.W. Moore and M. Carapiet who ceased to be KMP for the economic entity at that date. The disclosures throughout this note are in respect of the economic entity and subsequent to the restructure date only represent arrangements between the economic entity and the KMP.

The restructure was accounted for as a reverse acquisition in accordance with *AASB 3 Business Combinations*. Full details of the restructure can be found in note 1. Prior year comparatives are unchanged from last year.

Throughout this disclosure note, Mr Clarke and Mr Johnson are presented as Non-Executive Directors for the current year and Executive Directors for the comparative year, as they both retired from executive responsibilities with effect from 31 March 2007.

The following persons were Voting Directors of MBL during the financial years ended 31 March 2008 and 31 March 2007, unless indicated:

Executive Directors

L.G. Cox, AO	
A.E. Moss, AO*	
W.R. Sheppard*	Managing Director and Chief Executive Officer

Non-Executive Directors

J.G. Allpass	(retired 19 July 2007)
D.S. Clarke, AO	Non-Executive Chairman
M.R.G. Johnson	Deputy Chairman (retired 19 July 2007)
P.M. Kirby	
C.B. Livingstone, AO	
B.R. Martin	(retired 20 July 2006)
H.K. McCann, AM	
J.R. Niland, AC	
H.M. Nugent, AO	
P.H. Warne	(appointed 1 July 2007)

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the economic entity during the past two financial years ended 31 March 2008 and 31 March 2007, unless otherwise indicated.

Executives

J.K. Burke*	Group Head, Equity Markets Group
M. Carapiet	Joint Head, Macquarie Capital Advisors, Macquarie Capital (ceased to be a KMP on 12 November 2007)
A.J. Downe*	Group Head, Treasury and Commodities Group
P.J. Maher*	Group Head, Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
N.W. Moore	Group Head, Macquarie Capital (ceased to be a KMP on 12 November 2007)
G.C. Ward*	Chief Financial Officer
W.J. Moss, AM	Former Group Head, Banking and Property Group (retired 30 March 2007)

*Members of the Bank's Executive Committee as at 19 May 2008.

It is important to note that the Bank's Non-Executive Directors are specifically required to be categorised as KMP for the purposes of the disclosures in the remuneration report. However, the Non-Executive Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above are described in the remuneration report contained in the Directors Report, pages 7 to 46.

Key Management Personnel remuneration

The following table details the aggregate remuneration for KMP. The Bank has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Directors' Report. The relevant information can be found in Appendix 2 of the Remuneration Report.

Note 37. Key Management Personnel disclosure continued

				Short-term employee benefits	Long-term employee benefits	Share-based payments	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Options $	Total remuneration $
Executive Remuneration							
2008	**4,023,911**	**82,634,237**	**–**	**86,658,148**	**3,641,514**	**14,946,808**	**105,246,470**
2007	5,614,873	153,640,322	–	159,255,195	40,449,633	7,369,553	207,074,381
Non-Executive Remuneration							
2008	**1,754,246**	**–**	**181,964**	**1,936,210**	**–**	**–**	**1,936,210**
2007	1,543,837	–	89,433	1,633,270	–	–	1,633,270

Option holdings of Key Management Personnel and their related parties

The following tables set out details of options held during the year for the KMP including their related parties. The options were over fully paid unissued ordinary shares of the Bank. As detailed in note 1, option holders of MBL obtained one MGL ordinary option for each ordinary option they held in MBL prior to implementation of the restructure. Following restructure, there were no options issued over MBL shares. Further details in relation to the Option Plan are disclosed in note 38 – Employee equity participation.

For the year ended 31 March 2008

Name and position	Number of options held at 1 April 2007	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Options cancelled on restructure	Number of options held at 31 March 2008 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2008 (b)
Executive Directors								
L.G. Cox	**23,265**	**9,000**	–	–	**(32,265)**	–	**4,673**	–
A.E. Moss	**511,000**	**159,400**	–	–	**(670,400)**	–	**115,200**	–
W.R. Sheppard	**148,334**	**45,000**	–	–	**(193,334)**	–	**53,332**	–
Non-Executive Directors								
J.G. Allpass (c)	–	–	–	–	–	–	–	–
D.S. Clarke (d)	**53,734**	–	**(53,734)**	–	–	–	–	–
M.R.G. Johnson (e)	**84,795**	–	–	–	**(84,795)**	–	**36,366**	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne (f)	–	–	–	–	–	–	–	–
Executives								
J.K. Burke	**181,335**	**50,000**	**(6,657)**	–	**(224,678)**	–	**53,001**	–
M. Carapiet (g)	**356,838**	**126,000**	**(99,771)**	–	**(383,067)**	–	**99,771**	–
A.J. Downe	**218,335**	**85,000**	–	–	**(303,335)**	–	**71,667**	–
P.J. Maher	**125,000**	**25,000**	**(56,666)**	–	**(93,334)**	–	**31,666**	–
N.R. Minogue	**129,835**	**35,000**	**(21,500)**	–	**(143,335)**	–	**36,667**	–
N.W. Moore (g)	**594,335**	**154,400**	**(216,001)**	–	**(532,734)**	–	**138,333**	–
G.C. Ward	**100,743**	**30,000**	**(27,409)**	–	**(103,334)**	–	**31,667**	–

(a) Vested options sold under facility provided by an external party unless otherwise noted.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007, the balance at 31 March 2008 represents his holdings at date of retirement.

(d) Mr Clarke retired as Executive Chairman on 31 March 2007, he continues as Non-Executive Chairman.

(e) Mr Johnson retired from the Executive Committee on 31 March 2007, he continued as a Non-Executive Director until he retired on 19 July 2007. The options cancelled on restructure represents the balance held at date of retirement.

(f) Mr Warne was appointed to the Board of Directors on 1 July 2007.

(g) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

Note 37. Key Management Personnel disclosure continued
For the year ended 31 March 2007

Name and position	Number of options held at 1 April 2006	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2007 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2007 (b)
Executive Directors							
D.S. Clarke (c)	133,934	–	–	(80,200)	53,734	53,734	53,734
L.G. Cox	15,720	9,245	(1,700)	–	23,265	2,800	2,800
M.R.G Johnson	66,300	18,495	–	–	84,795	36,366	36,366
A.E. Moss	502,400	165,400	–	(156,800)	511,000	107,468	55,200
Non–Executive Directors							
J.G. Allpass	1,700	–	(1,700)	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–
B.R. Martin (d)	1,700	–	(1,000)	–	700	–	700
H.K. McCann	1,700	–	(1,700)	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–
Executives							
J.K. Burke	242,000	65,000	(7,000)	(118,665)	181,335	39,999	–
M. Carapiet	297,144	143,360	(83,666)	–	356,838	83,666	–
A.J. Downe	292,168	85,000	(54,500)	(104,333)	218,335	82,833	–
P.J. Maher	121,668	30,000	(13,334)	(13,334)	125,000	30,001	33,333
N.R. Minogue	132,334	35,000	–	(37,499)	129,835	36,333	21,500
N.W. Moore	434,335	160,000	–	–	594,335	134,334	134,334
W.R. Sheppard	161,000	45,000	–	(57,666)	148,334	57,666	–
G.C. Ward	95,001	30,000	(15,924)	(8,334)	100,743	30,000	5,742
Former							
W.J. Moss (e)	297,501	105,000	–	(73,500)	329,001	73,500	–

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Mr Clarke retired as Executive Chairman on 31 March 2007, whereupon 80,200 unvested options lapsed (with a value of $3,245,250). He will continue as Non-Executive Chairman.
(d) Mr Martin retired as a Non-Executive of the Bank on 20 July 2006.
(e) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 37. Key Management Personnel disclosure continued

Shareholding of Key Management Personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Bank held during the year by the KMP including their related parties. As detailed in note 1, shareholders of MBL obtained one MGL ordinary share for each ordinary share they held in MBL prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007	Shares issued on exercise of options	Other changes (a)	Shares cancelled on restructure	Number of shares held at 31 March 2008 (b)
Executive Directors					
L.G. Cox	269,812	–	–	(269,812)	–
A.E. Moss	404,336	–	(100)	(404,236)	–
W.R. Sheppard	259,271	–	2,000	(261,271)	–
Non–Executive Directors					
J.G. Allpass (c)	18,513	–	–	(18,513)	–
D.S. Clarke (d)	651,113	53,734	10	(704,857)	–
M.R.G. Johnson (e)	293,803	–	–	(293,803)	–
P.M. Kirby	9,772	–	–	(9,772)	–
C.B. Livingstone	7,550	–	882	(8,432)	–
H.K. McCann	11,359	–	–	(11,359)	–
J.R. Niland	5,959	–	2,000	(7,959)	–
H.M. Nugent	19,762	–	851	(20,613)	–
P.H. Warne (f)	8,790	–	287	(9,077)	–
Executives					
J.K. Burke	25,000	6,657	–	(31,657)	–
M. Carapiet (g)	525,934	99,771	(94,431)	(531,274)	–
A.J. Downe	121,035	–	–	(121,035)	–
P.J. Maher	60,153	56,666	171	(116,990)	–
N.R. Minogue	110,811	21,500	–	(132,311)	–
N.W. Moore (g)	843,113	216,001	(50,000)	(1,009,114)	–
G.C. Ward	29,211	27,409	–	(56,620)	–

(a) Includes on market acquisitions and disposals.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007. Shares cancelled on restructure represent the balance held at date of retirement.

(d) Mr Clarke retired as Executive Chairman on 31 March 2007, He continues as Non-Executive Chairman.

(e) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. The shares cancelled on restructure represents his holdings at date of retirement.

(f) Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents his holdings on the date of his appointment as Director at 1 July 2007.

(g) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

Note 37. Key Management Personnel disclosure continued
For the year ended 31 March 2007

Name and position	Number of shares held at 1 April 2006	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2007 (b)
Executive Directors				
D.S. Clarke	977,248	–	(326,135)	651,113
L.G. Cox	268,112	1,700	–	269,812
M.R.G Johnson	353,803	–	(60,000)	293,803
A.E. Moss	404,336	–	–	404,336
Non-Executive Directors				
J.G. Allpass	16,563	1,700	250	18,513
P.M. Kirby	7,891	–	1,881	9,772
C.B. Livingstone	7,336	–	214	7,550
B.R. Martin (c)	8,974	1,000	146	10,120
H.K. McCann	9,659	1,700	–	11,359
J.R. Niland	4,109	–	1,850	5,959
H.M. Nugent	19,112	–	650	19,762
Executives				
J.K. Burke	18,000	7,000	–	25,000
M. Carapiet	345,805	83,666	96,463	525,934
A.J. Downe	66,535	54,500	–	121,035
P.J. Maher	46,819	13,334	–	60,153
N.R. Minogue	110,811	–	–	110,811
N.W. Moore	835,251	–	7,862	843,113
W.R. Sheppard	259,271	–	–	259,271
G.C. Ward	13,287	15,924	–	29,211
Former				
W.J. Moss (d)	269,511	–	190	269,701

(a) Includes on market acquisitions and disposals.
(b) Or date of retirement if earlier.
(c) Mr Martin retired as a Non-Executive Director of the Bank on 20 July 2006.
(d) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Note 37. Key Management Personnel disclosure continued

Loans to Key Management Personnel and their related parties

Details of loans provided by the economic entity to KMP and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged (a) $'000	Write-off $'000	Closing balance 31 March $'000	Number in group 31 March
Total for Key Management Personnel	**2008**	**57,545**	**4,370**	**–**	**57,199**	**14**
and their related parties	2007*	76,318	5,971	–	62,101	19
Total for Key Management Personnel	**2008**	**41,862**	**2,897**	**–**	**39,187**	**9**
	2007*	57,882	4,493	–	44,891	11

*Includes loans provided by the Bank to Mr W.J. Moss and his related parties. Mr W.J. Moss retired from the Executive Committee on 30 March 2007. As he was not a Key Management Personnel on 1 April 2007, his loans have not been included in the opening balance.

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar and secured over MGL shares under normal terms and conditions consistent with other customers and employees.

KMP including their related parties with loans above $100,000 at any time during the financial year:

For the year ended 31 March 2008

Name and position	Balance at 1 April 2007 $'000	Interest charged (a) $'000	Write–off $'000	Balance at 31 March 2008 (b) $'000	Highest in period $'000
Executive Directors					
L.G. Cox	200	7	–	–	765
Non–Executive Directors					
D.S. Clarke (c)	29,937	2,606	–	34,826	35,050
Executives					
M. Carapiet (d)	5,286	136	–	–	5,286
A.J. Downe	–	49	–	1,847	1,847
P.J. Maher	2,866	416	–	4,878	5,769
N.R. Minogue	4,618	340	–	4,234	4,939
N.W. Moore (d)	12,891	504	–	6,985	12,891
G.C. Ward	1,727	311	–	4,406	4,561

(a) All loans provided by the economic entity to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

(d) Mr Carapiet and Mr Moore ceased being members of the Executive Committee on 12 November 2007.

Note 37. Key Management Personnel disclosure continued
For the year ended 31 March 2007

Name and position	Balance at 1 April 2006 $'000	Interest charged (a) $'000	Write–off $'000	Balance at 31 March 2007 (b) $'000	Highest in period $'000
Executive Directors					
D.S. Clarke	48,940	3,729	–	29,937	52,658
L.G. Cox	621	21	–	200	684
M.R.G Johnson	220	5	–	20	220
Executives					
M. Carapiet	5,183	372	–	5,286	5,298
A.J. Downe	500	13	–	–	500
P.J. Maher	1,838	103	–	2,866	3,249
N.R. Minogue	5,054	349	–	4,618	6,379
N.W. Moore	6,848	908	–	12,891	12,891
W.R. Sheppard	100	3	–	–	100
G.C. Ward	739	107	–	1,727	1,727
Former					
W.J. Moss (c)	6,275	361	–	4,556	7,933

(a) All loans provided by the Company to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write–downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr W.J. Moss retired from the Executive Committee on 30 March 2007.

Other transactions and balances of Key Management Personnel and their related parties:

The following KMP have acquired Infrastructure Bonds and similar products from controlled entities within the Bank which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual payments from the relevant KMP which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2008 $'000	Consolidated 2007 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**13,481**	16,817

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following KMP:

Executive Directors

L.G. Cox and W.R. Sheppard.

Non–Executive Directors

D.S. Clarke and P.M. Kirby.

Executives

J.K. Burke, M. Carapiet, A.J. Downe, P.J. Maher, N.R. Minogue, N.W. Moore and G.C. Ward.

Note 37. Key Management Personnel disclosure continued

The following KMP (including related parties) have entered a zero cost collar transaction with the Bank and other non-related entities in respect of fully paid ordinary MGL shares. This has the effect of acquiring cash-settled put options against movements in the MGL share price below current levels and disposing of the benefit of any share price movement above the nominated level.

Transactions with the Bank

Name and position	Description	Number of shares 2008	Number of shares 2007
Non-Executive Directors			
D.S. Clarke*	Maturing May 2008	**260,379**	260,379
	Maturing June 2008	**100,784**	100,784
M.R.G Johnson**	Maturing July 2008	**25,000**	–
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
Executives			
M. Carapiet	Maturing August 2007	**–**	160,666
A.J. Downe	Maturing August 2007	**–**	36,382
	Maturing December 2007	**–**	27,834
	Maturing August 2008	**36,382**	–
	Maturing December 2008	**55,001**	–
N.R. Minogue	Maturing August 2007	**–**	11,500
G.C. Ward	Maturing August 2007	**–**	21,666
	Maturing July 2008	**5,742**	–
	Maturing July 2008	**40,373**	–

*Mr Clarke had an indirect interest in cash-settled put options that are exercisable against 213,517 fully paid ordinary Company shares.

**Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007.

All other transactions with KMP (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 38. Employee equity participation

Option Plan

Prior to the Group Restructure, MBL operated an Employee Option Plan where options over MBL shares were granted to employees. This plan ceased on restructure date and as detailed in note 1, options on MBL shares were exchanged for options on MGL shares.

MGL now operates the Employee Option Plan ("the Plan"), which includes granting options to employees of MBL and it's controlled entities. Staff eligible to participate are those of Associate Director level and above and certain consultants to the Company. At 31 March 2008 there were 901 (2007: 2,099) employees of the Company who were participants in the Plan. The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended 31 March 2008, compensation expense relating to the Plan totalled $84.9 million, for continuing and discontinued operations.

Performance hurdles attached to the options issued to the Executive Officers are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year, risk free interest rate: 7.04 per cent (weighted average), expected life of options: four years, volatility of share price: 20 per cent and dividend yield: 3.4 per cent per annum.

The key assumptions adopted for grants made in the previous year were risk free interest rate: 6.5 per cent (weighted average); expected life of options: four years; volatility of share price: 20 per cent and dividend yield: 3.2 per cent.

Note 38. Employee equity participation continued

Option Plan continued

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the Plan:

	Number of options 2008	**Weighted average exercise price 2008 $**	Number of options 2007	Weighted average exercise price 2007 $
Outstanding at the beginning of the financial year	**34,358,273**	**51.63**	31,235,034	42.45
Granted during the financial year	**12,590,539**	**72.53**	11,987,127	62.88
Forfeited during the financial year	**(1,442,347)**	**61.23**	(1,326,952)	50.30
Exercised during the financial year	**(6,577,026)**	**36.11**	(7,536,936)	31.72
Transfers from/to related entities	**(27,275,337)**	**60.99**	–	–
Outstanding at the end of the financial year	**11,654,102**	**60.50**	34,358,273	51.63
Exercisable at the end of the financial year	**1,899,445**	**43.53**	4,478,569	31.24

For options exercised during the financial year the weighted average share price at the date of exercise was $82.38 (2007: $67.09).

The range of exercise prices for options outstanding at the end of the financial year was $25.23 to $94.48 (2007: $20.57 to $83.55).

The weighted average remaining contractual life for the share options outstanding as at 31 March 2008 is 3.06 years (2007: 3.16 years). The weighted average remaining contractual life when analysed by exercise price range is:

Exercise price range ($)	**Number of options 2008**	**Remaining life (years) 2008**	Number of options 2007	Remaining life (years) 2007
20 – 30	**559,036**	**0.42**	3,848,229	1.42
30 – 40	**1,376,550**	**1.37**	8,243,550	2.05
40 – 50	**161,839**	**2.12**	750,989	2.90
50 – 60	**74,168**	**4.07**	97,500	3.21
60 – 70	**5,849,289**	**2.93**	20,534,415	3.89
70 – 80	**3,352,020**	**4.35**	687,590	4.36
80 – 90	**204,200**	**4.18**	196,000	4.94
90 – 100	**77,000**	**4.25**	–	–
	11,654,102	**3.06**	34,358,273	3.16

The weighted average fair value of options granted during the financial year was $11.92 (2007: $12.45).

The market value of shares issued during the year as a result of the exercise of these options was $542 million (2007: $506 million).

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2008 was $616 million (2007: $2,843 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement towards the end of a vesting period, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

Note 38. Employee equity participation continued

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, MBL introduced the Macquarie Bank Employee Share Plan whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. MGL has since introduced a Macquarie Group Employee Share Plan ("ESP") on the same terms. No further issues will be made under the Macquarie Bank Employee Share Plan.

The Company's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a controlled entity of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL introduced the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") whereby each financial year, Australian based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Company shares ("Shares"). MGL has since introduced a Macquarie Group Staff Share Acquisition Plan ("MGSSAP") on the same terms. No further acquisitions will be made under the MBSSAP.

Shares are acquired at prevailing market prices. Any applicable brokerage expenses, workers' compensation premiums and payroll tax charges are applied to the employee's account. In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

The Macquarie Bank Executive Director Share Acquisition Plan ("MBEDSAP") was a sub plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. No further offers under the MBEDSAP are currently proposed. MGL has since introduced a Macquarie Group Executive Director Share Acquisition Plan ("MGEDSAP") on the same terms.

Non-Executive Director Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan whereby each financial year Australian based Non-Executive Directors ("NEDs") of the Macquarie Group of companies were given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Group to acquire MBL shares ("shares"). MGL has since introduced a Macquarie Group Non-Executive Director Share Acquisition Plan ("NEDSAP") on the same terms.

Offers under the NEDSAP were made during May 2007. A total of three NEDs participated in the NEDSAP. In July and December 2007, a total of 1,992 shares were acquired on-market.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 39. Contingent liabilities and assets				
The following details of contingent liabilities and assets exclude derivatives.				
Contingent liabilities exist in respect of:				
Guarantees	**281**	321	**391**	2,316
Indemnities	**78**	25	**83**	28
Undrawn credit facilities	**4,973**	6,576	**4,337**	5,546
Undrawn credit facilities – revocable at any time	**1,236**	1,274	**1,236**	1,274
Other contingent liabilities*	**266**	1,139	**659**	1,189
Total contingent liabilities and assets	**6,834**	9,335	**6,706**	10,353

* Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingencies. Also included are forward asset purchases whereby the economic entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the economic entity. The total commitment at 31 March 2008 was $nil (2007: $1,115 million).

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial statements. The Bank and economic entity do not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

Of the total contingent liabilities above, $6.2 billion (2007: $7.8 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Note 40. Capital and other expenditure commitments				
Not later than one year	**128**	30	**3**	30
Later than one year and not later than five years	**33**	23	**11**	23
Later than five years	**12**	–	**4**	–
Total capital and other expenditure commitments	**173**	53	**18**	53
Note 41. Lease commitments				
Non–cancellable operating leases expiring:				
Not later than one year	**113**	145	**109**	109
Later than one year and not later than five years	**452**	474	**444**	387
Later than five years	**130**	216	**129**	172
Total operating lease commitments	**695**	835	**682**	668

Operating leases relate to commercial buildings. The future lease commitments disclosed are net of any rental incentives received.

The Bank is in the process of novating its obligation under its leases to Macquarie Group Services Pty Limited.

Note 42. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The economic entity is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in Note 2(xi):

Cash flow hedges

The economic entity is exposed to volatility in future interest cash flows arising from the consolidated mortgage securitisation vehicles and other structured products which are subject to variable interest rates. The aggregate principal balances and interest cash flows across all these portfolios form the basis for identifying the non-trading interest rate risk of the economic entity, which is hedged with interest rate swaps.

In addition to this, the interest rate swaps used to hedge the MIPS securities have been designated as cash flow hedges of an intercompany loan by the Bank in its separate financial statements. Changes in the fair value of these interest swaps are deferred in equity and subsequently released to earnings as the interest on the intercompany loan is accrued. At 31 March 2008, the fair value of outstanding derivatives held by the Bank and designated as cash flow hedges was $135 million positive value (2007: $70 million negative value).

In 2008, the economic entity recognised a profit of $2 million (2007: $3 million loss) in the income statement due to hedge ineffectiveness. At 31 March 2008, the fair value of outstanding derivatives held by the economic entity and designated as cash flow hedges was $699 million negative value (2007: $676 million negative value).

Fair value hedges

The economic entity's fair value hedges principally consist of foreign exchange forward contracts used to protect against changes in the fair value of foreign denominated equity instruments due to movements in market foreign exchange rates.

As at 31 March 2008, the fair value of outstanding derivatives held by the economic entity and designated as fair value hedges was $82 million positive value (2007: $10 million positive value).

Net investment in foreign operations hedges

The economic entity has applied net investment hedging for foreign exchange risk arising from foreign operations.

At 31 March 2008, the fair value of outstanding derivatives held by the economic entity and designated as net investment in foreign operations hedges was $1 million positive value (2007: $108 million positive value).

The types of contracts which the economic entity trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 42. Derivative financial instruments continued

The following table provides details of the economic entity's outstanding derivatives used for trading and hedging purposes as at 31 March.

	Consolidated 2008				Consolidated 2007			
	Notional amount $m	**Asset revaluations $m**	**Liability revaluations $m**	**Net fair value $m**	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	**16,934**	**186**	**153**	**33**	12,548	8	14	(6)
Forwards	**16,366**	**26**	**13**	**13**	4,950	35	36	(1)
Swaps	**138,596**	**1,879**	**1,598**	**281**	121,996	1,265	795	470
Options	**2,812**	**16**	**10**	**6**	3,374	7	5	2
Total interest rate contracts	**174,708**	**2,107**	**1,774**	**333**	142,868	1,315	850	465
Foreign exchange contracts								
Forwards	**48,016**	**2,550**	**1,739**	**811**	23,350	944	703	241
Swaps	**110,949**	**2,047**	**2,399**	**(352)**	97,716	1,008	1,365	(357)
Options	**103,852**	**884**	**678**	**206**	133,717	624	501	123
Total foreign exchange contracts	**262,817**	**5,481**	**4,816**	**665**	254,783	2,576	2,569	7
Equity contracts								
Exchange traded	**110,552**	**253**	**358**	**(105)**	7,166	433	145	288
Swaps	**348**	**98**	**1,711**	**(1,613)**	13,117	53	838	(785)
Options	**35,143**	**2,078**	**1,616**	**462**	29,829	667	611	56
Other	**3,337**	**54**	**65**	**(11)**	972	115	157	(42)
Total equity contracts	**149,380**	**2,483**	**3,750**	**(1,267)**	51,084	1,268	1,751	(483)
Commodity contracts								
Exchange traded	**48,019**	**3,095**	**4,136**	**(1,041)**	41,961	1,642	2,551	(909)
Forwards	**26,828**	**3,098**	**1,594**	**1,504**	70,576	3,220	1,534	1,686
Swaps	**17,996**	**2,084**	**2,092**	**(8)**	12,998	505	497	8
Options	**207,183**	**2,604**	**2,992**	**(388)**	195,782	1,387	1,317	70
Total commodity contracts	**300,026**	**10,881**	**10,814**	**67**	321,317	6,754	5,899	855
Total derivatives contracts outstanding	**886,931**	**20,952**	**21,154**	**(202)**	770,052	11,913	11,069	844

Note 42. Derivative financial instruments continued

The following table provides details of the Bank's outstanding derivatives used for trading and hedging purposes as at 31 March.

				Bank 2008				Bank 2007
	Notional amount $m	**Asset revaluations $m**	**Liability revaluations $m**	**Net fair value $m**	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	**10,872**	**36**	**48**	**(12)**	10,171	9	16	(7)
Forwards	**15,597**	**26**	**13**	**13**	2,829	32	33	(1)
Swaps	**123,837**	**1,585**	**1,559**	**26**	107,433	1,179	741	438
Options	**2,812**	**16**	**10**	**6**	1,953	7	5	2
Total interest rate contracts	**153,118**	**1,663**	**1,630**	**33**	122,386	1,227	795	432
Foreign exchange contracts								
Forwards	**47,777**	**2,544**	**1,739**	**805**	23,350	944	703	241
Swaps	**99,093**	**2,046**	**1,624**	**422**	97,260	1,007	687	320
Options	**103,852**	**884**	**678**	**206**	133,717	624	501	123
Total foreign exchange contracts	**250,722**	**5,474**	**4,041**	**1,433**	254,327	2,575	1,891	684
Equity contracts								
Exchange traded	**110,552**	**253**	**358**	**(105)**	7,166	433	145	288
Swaps	**348**	**98**	**1,711**	**(1,613)**	13,097	39	838	(799)
Options	**32,618**	**1,934**	**1,502**	**432**	27,888	634	559	75
Other	**3,337**	**54**	**65**	**(11)**	972	115	157	(42)
Total equity contracts	**146,855**	**2,339**	**3,636**	**(1,297)**	49,123	1,221	1,699	(478)
Commodity contracts								
Exchange traded	**30,627**	**1,931**	**2,958**	**(1,027)**	24,127	1,072	2,133	(1,061)
Forwards	**26,384**	**3,083**	**1,593**	**1,490**	69,302	3,139	1,542	1,597
Swaps	**13,700**	**2,079**	**2,092**	**(13)**	12,178	426	423	3
Options	**207,180**	**2,569**	**3,020**	**(451)**	150,181	1,387	1,317	70
Total commodity contracts	**277,891**	**9,662**	**9,663**	**(1)**	255,788	6,024	5,415	609
Total derivatives contracts outstanding	**828,586**	**19,138**	**18,970**	**168**	681,624	11,047	9,800	1,247

Note 43. Financial risk management

Risk Management Group

Risk is an integral part of Macquarie Bank's businesses. The main risks faced by the Bank are market risk, equity risk, credit risk, liquidity risk, operation risk, legal compliance risk and documentation risk. Responsibility for management of these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group ("RMG") to ensure appropriate assessment and management of these risks.

RMG is independent of all other areas of MBL and MGL reporting directly to the Managing Director and the Board of MGL. The Head of RMG is a member of the Executive Committee of MGL and MBL. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all material risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.

43.1. Credit risk

Credit risk is the risk of a counterparty failing to complete its contractual obligations when they fall due. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract at any stage. The resultant credit exposure is a function of the movement of prices over the term of the underlying contract and systems for the assessment of potential credit exposures exist for each of the economic entity's trading activities.

The economic entity's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above specified limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMG.

All counterparties are rated on the Macquarie Group rating scale which is similar to that used by public ratings agencies. Each rating is associated with a Probability of Default and an assessment is also made of the Loss Given Default. This classification enables effective application of resources to the management, pricing and monitoring of credit exposures.

No material credit exposures are assumed without appropriate analysis. After this analysis is undertaken, limits are set for an acceptable level of potential exposure. All limits and ratings are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through the duration of the transaction are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

All counterparties with credit exposures are regularly monitored to ensure any deterioration is identified and reflected in an adjustment to their rating. Where appropriate these are reported to senior management and where recoverability is in doubt, appropriate provisions are held.

To mitigate credit risk, the economic entity makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees, letters of credit, the purchase of credit default swaps and mortgage insurance) where appropriate.

The economic entity's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

The economic entity has a country risk framework which covers the assessment of country risk and the approval of country risk limits. Where appropriate the country risk is covered by political risk insurance.

The balances disclosed in the credit risk tables below exclude financial assets that are subject to risks other than credit risk, such as equity investments, interests in associates and joint ventures or banknotes and coin.

Note 43.1. Credit risk continued

Maximum exposure to credit risk

The tables below detail the concentration of credit exposures of the economic entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the economic entity's assets.

Consolidated 2008	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	–	5,852	890	92
Financial institutions	798	1,635	1,959	2,244
Other	–	18	236	39,359
Total Australia	798	7,505	3,085	41,695
New Zealand				
Governments	–	11	–	–
Financial institutions	67	8	3	31
Other	–	–	–	84
Total New Zealand	67	19	3	115
Europe				
Governments	–	–	–	10
Financial institutions	5,053	13,106	66	574
Other	–	167	–	838
Total Europe	5,053	13,273	66	1,422
North America				
Governments	–	166	–	–
Financial institutions	922	87	99	1,578
Other	–	–	3	1,465
Total North America	922	253	102	3,043
Asia				
Governments	–	–	254	–
Financial institutions	312	–	29	66
Other	–	–	–	30
Total Asia	312	–	283	96
Other				
Governments	–	73	2	–
Financial institutions	17	145	43	21
Other	–	10	17	456
Total Other	17	228	62	477
Total	7,169	21,278	3,601	46,848
Total gross credit risk				

* Classified based on the exposure to the underlying security borrowed.

The economic entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the economic entity with external counterparties normally requires collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

	Other financial assets at fair value through profit or loss $m	Derivative financial instruments - positive values $m	Other assets $m	Debt investment securities available for sale $m	Due from related body corporate $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Total $m
	52	76	125	-	-	-	-	7,087
	220	2,542	-	8,253	-	608	-	18,259
	3,180	8,128	1,870	300	9,077	260	3,547	65,975
	3,452	10,746	1,995	8,553	9,077	868	3,547	91,321
	-	-	1	-	-	-	-	12
	-	-	-	-	-	-	-	109
	-	-	9	-	14	-	20	127
	-	-	10	-	14	-	20	248
	-	-	155	175	-	-	-	340
	116	2,192	-	3,380	-	-	-	24,487
	-	5,465	948	-	36	-	1,907	9,361
	116	7,657	1,103	3,555	36	-	1,907	34,188
	-	9	31	-	-	-	-	206
	-	796	-	1,232	-	-	-	4,714
	-	809	89	-	1,314	-	1,173	4,853
	-	1,614	120	1,232	1,314	-	1,173	9,773
	-	-	-	-	-	-	-	254
	-	542	-	214	-	-	-	1,163
	-	255	18	-	69	-	42	414
	-	797	18	214	69	-	42	1,831
	-	-	-	-	-	-	-	75
	-	94	-	653	-	-	-	973
	3	44	8	-	58	-	145	741
	3	138	8	653	58	-	145	1,789
	3,571	20,952	3,254	14,207	10,568	868	6,834	139,150
								139,150

Note 43.1. Credit risk continued
Maximum exposure to credit risk continued

Consolidated 2007	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m
Australia			
Governments	–	3,344	895
Financial institutions	1,570	1,123	1,296
Other	–	363	742
Total Australia	1,570	4,830	2,933
New Zealand			
Governments	–	–	–
Financial institutions	52	1	4
Other	–	–	–
Total New Zealand	52	1	4
Europe			
Governments	–	–	6
Financial institutions	1,094	18,033	62
Other	–	1,743	103
Total Europe	1,094	19,776	171
North America			
Governments	–	595	–
Financial institutions	720	10	22
Other	–	674	181
Total North America	720	1,279	203
Asia			
Financial institutions	2,532	–	–
Other	–	11	–
Total Asia	2,532	11	–
Other			
Governments	–	–	6
Financial institutions	152	–	–
Other	–	12	–
Total Other	152	12	6
Total	6,120	25,909	3,317
Total gross credit risk			

* Classified based on the exposure to the underlying security borrowed.

The economic entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the economic entity with external counterparties normally requires collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Loan assets held at amortised cost $m	Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder assets $m	Credit commitments and contingent liabilities $m	Total $m
40	125	218	169	–	–	184	4,975
66	8	1,202	–	1,266	622	–	7,153
36,754	1,948	1,504	4,314	678	306	6,298	52,907
36,860	2,081	2,924	4,483	1,944	928	6,482	65,035
–	–	1	2	–	–	–	3
–	–	5	–	–	–	–	62
306	–	35	52	–	–	122	515
306	–	41	54	–	–	122	580
–	–	–	251	–	–	–	257
501	47	3,720	–	769	–	–	24,226
2,845	–	838	2,213	1,406	–	1,581	10,729
3,346	47	4,558	2,464	2,175	–	1,581	35,212
1	–	3	1	–	–	–	600
23	–	1,552	–	99	–	–	2,426
4,877	367	1,213	3	809	–	519	8,643
4,901	367	2,768	4	908	–	519	11,669
1	–	246	–	–	–	–	2,779
224	7	583	1,949	39	–	551	3,364
225	7	829	1,949	39	–	551	6,143
–	–	–	1	–	–	–	7
–	–	41	–	–	–	–	193
158	–	752	12	–	–	80	1,014
158	–	793	13	–	–	80	1,214
45,796	2,502	11,913	8,967	5,066	928	9,335	119,853
							119,853

Note 43.1. Credit risk continued
Maximum exposure to credit risk continued
The tables below detail the concentration of credit exposure of the Bank's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the Bank's assets.

Bank 2008	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	–	5,852	890	78
Financial institutions	282	1,635	1,944	2,234
Other	–	18	235	13,164
Total Australia	282	7,505	3,069	15,476
New Zealand				
Governments	–	11	–	–
Financial institutions	19	8	–	27
Other	–	–	–	84
Total New Zealand	19	19	–	111
Europe				
Governments	–	–	–	10
Financial institutions	4,773	13,105	58	574
Other	–	167	–	838
Total Europe	4,773	13,272	58	1,422
North America				
Governments	–	166	–	–
Financial institutions	790	87	96	1,257
Other	–	–	1	1,427
Total North America	790	253	97	2,684
Asia				
Financial institutions	177	–	29	53
Other	–	–	–	30
Total Asia	177	–	29	83
Other				
Governments	–	73	2	–
Financial institutions	13	19	25	21
Other	–	10	–	436
Total Other	13	102	27	457
Total	6,054	21,151	3,280	20,233
Total gross credit risk				

* Classified based on the exposure to the underlying security borrowed.

The following provides detail around the active management of credit risk by the Bank:

The Bank enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the Bank with external counterparties normally requires collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Due from related body corporate $m	Due from controlled entities $m	Credit commitments and contingent liabilities $m	Total $m
52	76	107	–	–	–	–	7,055
220	2,542	–	8,134	–	–	–	16,991
3,180	7,926	1,830	77	9,248	3,360	3,439	42,477
3,452	10,544	1,937	8,211	9,248	3,360	3,439	66,523
–	–	–	–	–	–	–	11
–	–	–	–	–	–	–	54
–	–	–	–	4	69	25	182
–	–	–	–	4	69	25	247
–	–	34	–	–	–	–	44
116	2,002	–	3,309	–	–	–	23,937
–	4,988	415	–	39	3,211	1,907	11,565
116	6,990	449	3,309	39	3,211	1,907	35,546
–	–	–	–	–	–	–	166
–	426	–	893	–	–	–	3,549
–	249	14	–	1,311	1,550	1,112	5,664
–	675	14	893	1,311	1,550	1,112	9,379
–	542	–	214	–	–	–	1,015
–	249	4	–	69	1,182	78	1,612
–	791	4	214	69	1,182	78	2,627
–	–	–	–	–	–	–	75
–	94	–	–	–	–	–	172
3	44	–	–	78	–	145	716
3	138	–	–	78	–	145	963
3,571	19,138	2,404	12,627	10,749	9,372	6,706	115,285
							115,285

Note 43.1. Credit risk continued
Maximum exposure to credit risk continued

Bank 2007	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements* $m	Trading portfolio assets $m
Australia			
Governments	–	3,344	895
Financial institutions	1,288	1,086	1,278
Other	–	362	709
Total Australia	1,288	4,792	2,882
New Zealand			
Governments	–	–	–
Financial institutions	16	1	–
Other	–	–	–
Total New Zealand	16	1	–
Europe			
Governments	–	–	6
Financial institutions	987	18,033	62
Other	–	1,743	103
Total Europe	987	19,776	171
North America			
Governments	–	595	–
Financial institutions	391	10	22
Other	–	657	152
Total North America	391	1,262	174
Asia			
Financial institutions	1,897	–	–
Other	–	–	–
Total Asia	1,897	–	–
Other			
Governments	–	–	6
Financial institutions	1	–	–
Other	–	12	–
Total Other	1	12	6
Total	4,580	25,843	3,233
Total gross credit risk			

* Classified based on the exposure to the underlying security borrowed.

The Bank enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the Bank with external counterparties normally requires collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Loan assets held at amortised cost $m	Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Due from controlled entities $m	Credit commitments and contingent liabilities Total $m	Total $m
18	125	218	87	–	–	183	4,870
65	8	1,104	–	1,264	–	–	6,093
12,753	1,912	1,504	3,439	111	8,170	7,741	36,701
12,836	2,045	2,826	3,526	1,375	8,170	7,924	47,664
–	–	1	–	–	–	–	1
–	–	4	–	–	–	–	21
49	–	35	–	–	345	135	564
49	–	40	–	–	345	135	586
–	–	–	24	–	–	–	30
–	47	3,506	–	769	–	–	23,404
2,811	–	837	1,081	593	2,791	146	10,105
2,811	47	4,343	1,105	1,362	2,791	146	33,539
–	–	–	–	–	–	–	595
20	–	1,337	–	99	–	–	1,879
2,808	74	912	1	18	1,683	1,908	8,213
2,828	74	2,249	1	117	1,683	1,908	10,687
–	–	245	–	–	–	–	2,142
83	–	561	–	–	441	172	1,257
83	–	806	–	–	441	172	3,399
–	–	–	–	–	–	–	6
–	–	41	–	–	–	–	42
152	–	742	–	–	97	68	1,071
152	–	783	–	–	97	68	1,119
18,759	2,166	11,047	4,632	2,854	13,527	10,353	96,994
							96,994

Note 43.1. Credit risk continued

Credit quality of financial assets

The tables below show the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the economic entity's credit rating system.

Credit Quality – Consolidated 2008

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	7,127	42	–	–	–	7,169
Cash collateral on securities borrowed and reverse repurchase agreements						21,278
– Governments	6,030	72	–	–	–	6,102
– Financial institutions	14,981	–	–	–	–	14,981
– Other	185	10	–	–	–	195
Trading portfolio assets						3,601
– Governments	1,144	2	–	–	–	1,146
– Financial institutions	2,193	3	–	–	3	2,199
– Other	246	10	–	–	–	256
Loan assets held at amortised cost						46,848
– Governments	102	–	–	–	–	102
– Financial institutions	4,373	140	–	–	1	4,514
– Other	31,640	8,932	222	–	1,438	42,232
Other financial assets at fair value through profit or loss						3,571
– Governments	52	–	–	–	–	52
– Financial institutions	333	–	–	–	3	336
– Other	179	3,000	–	–	4	3,183
Derivative financial instruments – positive values						20,952
– Governments	82	3	–	–	–	85
– Financial institutions	5,123	1,032	–	–	11	6,166
– Other	10,595	4,106	–	–	–	14,701
Other assets						3,254
– Governments	312	–	–	–	–	312
– Other	1,618	1,005	–	69	250	2,942
Debt investment securities available for sale						14,207
– Governments	175	–	–	–	–	175
– Financial institutions	13,732	–	–	–	–	13,732
– Other	15	76	–	–	209	300
Due from related body corporate						10,568
– Other	8,615	–	–	1,953	–	10,568
Life investment contracts and other unit holder assets						868
– Financial institutions	608	–	–	–	–	608
– Other	260	–	–	–	–	260
Total						132,316

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1. Credit risk continued
Credit quality of financial assets continued

Credit Quality – Consolidated 2007

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	6,105	15	–	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements						25,909
– Governments	3,939	–	–	–	–	3,939
– Financial institutions	19,167	–	–	–	–	19,167
– Other	2,718	85	–	–	–	2,803
Trading portfolio assets						3,317
– Governments	901	6	–	–	–	907
– Financial institutions	1,380	4	–	–	–	1,384
– Other	956	70	–	–	–	1,026
Loan assets held at amortised cost						45,796
– Governments	40	1	–	–	–	41
– Financial institutions	591	–	–	–	–	591
– Other	32,938	10,956	187	–	1,083	45,164
Other financial assets at fair value through profit or loss						2,502
– Governments	125	–	–	–	–	125
– Financial institutions	50	5	–	–	–	55
– Other	265	2,057	–	–	–	2,322
Derivative financial instruments – positive values						11,913
– Governments	222	–	–	–	–	222
– Financial institutions	6,658	108	–	–	–	6,766
– Other	2,492	2,424	5	–	4	4,925
Other assets						8,967
– Governments	424	–	–	–	–	424
– Other	6,051	2,127	–	112	253	8,543
Debt investment securities available for sale						5,066
– Financial institutions	2,134	–	–	–	–	2,134
– Other	2,927	5	–	–	–	2,932
Life investment contracts and other unit holder assets						928
– Financial institutions	622	–	–	–	–	622
– Other	306	–	–	–	–	306
Total						110,518

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1. Credit risk continued

Credit quality of financial assets continued

The tables below show the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the Bank's credit rating system.

Credit Quality – Bank 2008

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	6,027	27	–	–	–	6,054
Cash collateral on securities borrowed and reverse repurchase agreements						21,151
– Governments	6,030	72	–	–	–	6,102
– Financial institutions	14,854	–	–	–	–	14,854
– Other	185	10	–	–	–	195
Trading portfolio assets						3,280
– Governments	890	2	–	–	–	892
– Financial institutions	2,149	–	–	–	3	2,152
– Other	226	10	–	–	–	236
Loan assets held at amortised cost						20,233
– Governments	88	–	–	–	–	88
– Financial institutions	4,029	136	–	–	1	4,166
– Other	7,604	7,871	221	–	283	15,979
Other financial assets at fair value through profit or loss						3,571
– Governments	52	–	–	–	–	52
– Financial institutions	333	–	–	–	3	336
– Other	179	3,000	–	–	4	3,183
Derivative financial instruments – positive values						19,138
– Governments	75	1	–	–	–	76
– Financial institutions	4,696	899	–	–	11	5,606
– Other	9,607	3,849	–	–	–	13,456
Other assets						2,404
– Governments	141	–	–	–	–	141
– Other	1,072	964	–	60	167	2,263
Debt investment securities available for sale						12,627
– Financial institutions	12,550	–	–	–	–	12,550
– Other	–	76	–	–	1	77
Due from related body corporate						10,749
– Other	8,802	–	–	1,947	–	10,749
Due from controlled entities						9,372
– Other	–	–	–	9,372	–	9,372
Total						108,579

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1. Credit risk continued
Credit quality of financial assets continued

Credit Quality – Bank 2007

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	4,576	4	–	–	–	4,580
Cash collateral on securities borrowed and reverse repurchase agreements						25,843
– Governments	3,939	–	–	–	–	3,939
– Financial institutions	19,130	–	–	–	–	19,130
– Other	2,689	85	–	–	–	2,774
Trading portfolio assets						3,233
– Governments	901	6	–	–	–	907
– Financial institutions	1,362	–	–	–	–	1,362
– Other	894	70	–	–	–	964
Loan assets held at amortised cost						18,759
– Governments	18	–	–	–	–	18
– Financial institutions	85	–	–	–	–	85
– Other	11,412	6,865	187	–	192	18,656
Other financial assets at fair value through profit or loss						2,166
– Governments	125	–	–	–	–	125
– Financial institutions	50	5	–	–	–	55
– Other	–	1,986	–	–	–	1,986
Derivative financial instruments – positive values						11,047
– Governments	219	–	–	–	–	219
– Financial institutions	6,148	89	–	–	–	6,237
– Other	2,190	2,392	5	–	4	4,591
Other assets						4,632
– Governments	111	–	–	–	–	111
– Other	2,891	1,431	–	67	132	4,521
Debt investment securities available for sale						2,854
– Financial institutions	2,132	–	–	–	–	2,132
– Other	722	–	–	–	–	722
Due from controlled entities						13,527
– Other	26	–	–	13,501	–	13,527
Total						86,641

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1. Credit risk continued

Financial assets whose terms have been renegotiated

The table below includes the carrying value, as at the reporting date, of financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

	Consolidated 2008 $m	Consolidated 2007 $m	Bank 2008 $m	Bank 2007 $m
Loan assets held at amortised cost				
– Other	–	8	–	8

Ageing analysis of assets past due but not impaired and impaired assets

Class of financial asset	Past due but not impaired: Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2008	
Trading portfolio assets							
– Financial institutions	3	–	–	–	–	3	–
Loan assets held at amortised cost							
– Financial institutions	–	–	–	–	1	1	–
– Other	859	72	185	225	97	1,438	2,095
Other financial assets at fair value through profit or loss							
– Financial institutions	–	–	–	3	–	3	–
– Other	2	1	1	–	–	4	4
Derivative financial instruments – positive values							
– Financial institutions	11	–	–	–	–	11	–
Other assets							
– Other	139	46	15	9	41	250	–
Debt investment securities available for sale							
– Other	–	–	–	1	208	209	–
Total	**1,014**	**119**	**201**	**238**	**347**	**1,919**	**2,099**

A facility is considered to be past due when a contractual payment falls overdue by one or more days. When a facility is classified as past due, the entire facility balance is disclosed in the past due analysis.

The factors taken into consideration by the economic entity when determining whether an asset is impaired are set out in Note 2(xiii).

Of the collateral held against past due and impaired balances for loan assets held at amortised cost, $1,692 million (2007: $1,225 million) relates to collateral held against past due balances on residential mortgage facilities that are covered by mortgage insurance. A mortgage insurance claim will only be made in an instance where there is an outstanding balance on the mortgage facility after the receipt of proceeds on the disposal of the property held as security. The remaining collateral is made up of assets held as collateral against other loan and receivable balances.

The collateral held against past due and impaired balances for other assets, represents equity securities held as security against failed trade settlements.

Repossessed collateral

In the event of customer default on a residential mortgage facility, any loan security is usually held as mortgagee in possession and therefore the economic entity does not usually hold any real estate or other assets acquired through the enforcement of security.

During the year the economic entity took possession of property assets with a carrying value of $29 million (2007: $nil). These assets are in the process of being sold.

Note 43.1. Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets continued

Class of financial asset	Past due but not impaired: Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2007	
Loan assets held at amortised cost							
– Other	717	114	52	154	46	1,083	1,512
Derivative financial instruments – positive values							
– Other	–	–	–	–	4	4	–
Other assets							
– Other	132	39	12	42	28	253	50
Total	849	153	64	196	78	1,340	1,562
						Bank 2008	
Trading portfolio assets							
– Financial institutions	**3**	–	–	–	–	**3**	–
Loan assets held at amortised cost							
– Financial institutions	–	–	–	–	**1**	**1**	–
– Other	**80**	**39**	**29**	**49**	**86**	**283**	**425**
Other financial assets at fair value through profit or loss							
– Financial institutions	–	–	–	**3**	–	**3**	–
– Other	**2**	**1**	**1**	–	–	**4**	**4**
Derivative financial instruments – positive values							
– Financial institutions	**11**	–	–	–	–	**11**	–
Other assets							
– Other	**120**	**2**	**8**	**3**	**34**	**167**	–
Debt investment securities available for sale							
– Other	–	–	–	**1**	–	**1**	–
Total	**216**	**42**	**38**	**56**	**121**	**473**	**429**
						Bank 2007	
Loan assets held at amortised cost							
– Other	88	15	9	35	45	192	280
Derivative financial instruments – positive values							
– Other	–	–	–	–	4	4	–
Other assets							
– Other	84	11	7	3	27	132	26
Total	172	26	16	38	76	328	306

Note 43.2. Liquidity risk

Liquidity Management

Liquidity risk is the risk that the economic entity is unable to meet its financial obligations as they fall due, which could arise due to mismatches in cash flows. Macquarie Bank's liquidity risk management framework ensures that the economic entity is able to meet its funding requirements as they fall due under a range of market conditions. The primary liquidity objective is to fund in a way that will facilitate growth (and income) in core businesses under a wide range of market conditions.

The Group Asset and Liability Committee (ALCO) assists the Executive Committee with oversight of asset and liability management (including liquidity risk management). The Bank's liquidity policies are approved by the Board after endorsement by ALCO and the Executive Committee.

Funding and liquidity management is performed centrally by Group Treasury, with oversight from ALCO. Group Treasury manage liquidity on a daily basis and provide regular reports to ALCO, the Executive Committee and Board.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

The MBL liquidity policy outlines the liquidity requirements for the economic entity only. The policy requires that term assets and liquidity buffers are funded with deposits and term borrowings. Specified percentages of borrowings must have maturities beyond six and twelve months and a limit is set on the maximum percentage of borrowings maturing within the next three months and in any given month.

The Bank models various liquidity scenarios over a twelve month timeframe displaying various degrees of constrained capital market access. The objective of this modelling is to determine MBL's capacity for asset growth whilst meeting all repayment obligations over the next twelve months. The modelling includes twelve month liquidity scenarios significantly more drastic than the conditions that have prevailed since August 2007.

Liquid Asset Holdings

Group Treasury maintains portfolios of highly liquid assets in MBL to ensure adequate funding is available under all conditions. These liquid assets are held to cover both known and contingent sources of funding outflows. The assets are predominantly held in the most liquid asset classes such as short dated interbank deposits and stock eligible for repurchase with Central Banks.

Group Treasury and RMG undertake regular reviews of the liquidity characteristics of the Bank balance sheet. This provides an understanding of the liquidity characteristics of assets and liabilities against a backdrop of changing market conditions. The analysis ensures that the balance sheet is appropriately funded and the liquidity ramifications of market moves are clearly understood.

In response to the current funding market disruption the level of liquid asset holdings has been significantly increased. As at 31 March 2008, Group Treasury's holdings of liquid assets were $17.6 billion (2007: $6 billion). In addition to the liquid asset holdings MBL has other trading assets, many of which are liquefiable at short notice.

Credit ratings

As at 31 March 2008, the credit ratings for the Bank were as follows:

	Short-term	Long-term	Outlook
Fitch Ratings	F-1	A+	Stable
Moody's Investors Service	P-1	A1	Positive
Standard & Poor's	A-1	A	Stable

Contractual undiscounted cash flows

The tables below summarise the maturity profile of the economic entity's financial liabilities as at 31 March based on contractual undiscounted repayment obligations. Repayments which are subject to notice are treated as if notice were given immediately. However, the economic entity expects that many customers will not request repayment on the earliest date the economic entity could be required to pay and the table does not reflect the expected cash flows indicated by the economic entity's deposit retention history.

Derivatives (other than those designated in a hedging relationship) and trading portfolio liabilities are included in the less than 3 months column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement according to such maturity and will frequently be settled in the short term at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Note 43.2. Liquidity risk continued
Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Consolidated 2008	
Due to banks	**1,833**	**1,447**	**141**	**130**	**325**	**3,876**
Cash collateral on securities lent and repurchase agreements	**3,125**	**3,128**	**7,323**	**-**	**-**	**13,576**
Trading portfolio liabilities	**-**	**10,716**	**-**	**-**	**-**	**10,716**
Derivative financial instruments (trading)		**20,268**	**-**	**-**	**-**	**20,268**
Derivative financial instruments (hedging relationship)						
– Contractual amounts payable	**-**	**5,216**	**884**	**2,242**	**711**	**9,053**
– Contractual amounts receivable	**-**	**(5,102)**	**(449)**	**(1,581)**	**(781)**	**(7,913)**
Deposits	**8,936**	**4,800**	**823**	**301**	**748**	**15,608**
Debt issued at amortised cost*	**823**	**15,760**	**24,473**	**15,441**	**3,049**	**59,546**
Other liabilities**	**-**	**3,238**	**-**	**-**	**-**	**3,238**
Life investment contracts & other unit holder liabilities	**-**	**5,689**	**-**	**-**	**-**	**5,689**
Other financial liabilities at fair value through profit or loss	**1,323**	**575**	**818**	**3,701**	**341**	**6,758**
Due to related body corporate	**2,505**	**527**	**366**	**5,125**	**17**	**8,540**
Subordinated debt	**-**	**34**	**102**	**1,112**	**2,047**	**3,295**
Total undiscounted cash flows	**18,545**	**66,296**	**34,481**	**26,471**	**6,457**	**152,250**
					Consolidated 2007	
Due to banks	1,003	2,310	296	246	569	4,424
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	7,489
Trading portfolio liabilities	–	15,922	-	–	–	15,922
Derivative financial instruments (trading)	-	10,280	–	–	-	10,280
Derivative financial instruments (hedging relationship)						
– Contractual amounts payable	-	6,291	2,575	12,997	3,674	25,537
– Contractual amounts receivable	-	(6,314)	(2,405)	(10,192)	(3,561)	(22,472)
Deposits	8,733	3,500	85	81	10	12,409
Debt issued at amortised cost*	17	20,444	15,160	17,445	1,483	54,549
Other liabilities**	-	8,135	–	–	-	8,135
Other financial liabilities at fair value through profit or loss	4	1,045	1,218	3,358	544	6,169
Life investment contracts and other unit holder liabilities	-	5,781	–	–	-	5,781
Subordinated debt	-	37	111	1,063	2,583	3,794
Total undiscounted cash flows	13,843	70,834	17,040	24,998	5,302	132,017

* Included in this balance are amounts payable to mortgage SPE noteholders. The contractual maturity of the notes is dependent on the repayment of the underlying mortgages. This has been reflected in the maturity analysis.

** Excludes liabilities excluded from the scope of the standard and non-contractual accruals and provisions.

Note 43.2. Liquidity risk continued

Contractual undiscounted cash flows continued

The tables below summarise the maturity profile of the Bank's financial liabilities as at 31 March based on contractual undiscounted repayment obligations. Repayments which are subject to notice are treated as if notice were given immediately. However, the Bank expects that many customers will not request payment on the earliest date the Bank could be required to pay and the table does not reflect the expected cash flows indicated by the Bank's deposit retention history.

Derivatives (other than those designated in a hedging relationship) and trading portfolio liabilities are included in the less than 3 months column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement according to such maturity and will frequently be settled in the short term at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
						Bank 2008
Due to banks	**1,831**	**571**	**80**	**42**	**-**	**2,524**
Cash collateral on securities lent and repurchase agreements	**3,125**	**3,128**	**7,323**	**-**	**-**	**13,576**
Trading portfolio liabilities	**-**	**10,431**	**-**	**-**	**-**	**10,431**
Derivative financial instruments (trading)	**-**	**18,964**	**-**	**-**	**-**	**18,964**
Derivative financial instruments (hedging relationship)						
- Contractual amounts payable	**-**	**1,039**	**241**	**776**	**650**	**2,706**
- Contractual amounts receivable	**-**	**(1,081)**	**(254)**	**(788)**	**(694)**	**(2,817)**
Deposits	**8,851**	**4,779**	**822**	**301**	**748**	**15,501**
Debt issued at amortised cost	**653**	**13,322**	**9,554**	**4,462**	**-**	**27,991**
Other liabilities**	**-**	**2,080**	**-**	**-**	**-**	**2,080**
Other financial liabilities at fair value through profit or loss	**166**	**508**	**808**	**2,929**	**341**	**4,752**
Due to controlled entities	**11,791**	**3**	**31**	**123**	**50**	**11,998**
Due to related body corporate	**2,458**	**527**	**366**	**5,125**	**17**	**8,493**
Subordinated debt	**-**	**34**	**102**	**1,112**	**2,047**	**3,295**
Total undiscounted cash flows	**28,875**	**54,305**	**19,073**	**14,082**	**3,159**	**119,494**
						Bank 2007
Due to banks	360	1,481	133	138	-	2,112
Cash collateral on securities lent and repurchase agreements	4,086	3,403	-	-	-	7,489
Trading portfolio liabilities	-	15,957	-	-	-	15,957
Derivative financial instruments (Trading)	-	9,736	-	-	-	9,736
Derivative financial instruments (Hedging relationship)						
- Contractual amounts payable	-	6,078	1,941	2,152	707	10,878
- Contractual amounts receivable	-	(6,186)	(2,014)	(2,295)	(756)	(11,251)
Deposits	8,378	3,371	284	24	-	12,057
Debt issued at amortised cost	15	18,284	6,517	4,259	65	29,140
Other liabilities**	-	4,044	-	-	-	4,044
Other financial liabilities at fair value through profit or loss	4	936	1,208	3,007	544	5,699
Due to controlled entities	2,623	1,132	2,210	1,549	69	7,583
Subordinated debt	-	37	111	1,063	2,583	3,794
Total undiscounted cash flows	15,466	58,273	10,390	9,897	3,212	97,238

** Excludes liabilities excluded from the scope of the standard and non-contractual accruals and provisions.

The maturity profile of commitments are set out in notes 40 to 41.

Note 43.3. Market risk

Market risk is the exposure to adverse changes in the value of the economic entity's trading portfolios as a result of changes in market prices or volatility. The economic entity is exposed to the following risks in each of the major markets in which it trades:

- *foreign exchange:* changes in spot and forward exchange rates and the volatility of exchange rates;
- *interest rates:* changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins;
- *equities:* changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- *commodities:* changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products, and;
- to the correlation of market prices and rates within and across markets.

It is recognised that trading activities which give rise to market exposures contain an element of risk taking. The Bank is prepared to accept such risks provided they are correctly identified, calculated and monitored by RMG, and reported to senior management on a regular basis.

RMG monitors positions within the Bank according to a limit structure which sets limits for all exposures in all markets. Limits are for both individual trading desks and divisions as well as in aggregate. Trigger limits for the Macquarie Group as a whole ensure that if several trading book limits are being used simultaneously, the aggregate level of risk is in line with the global risk appetite articulated in the economic capital model.

RMG sets three complementary limit structures:

- *Contingent Loss Limits:* a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. Worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- *Position Limits:* volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions;
- *Value-at-Risk (VaR) Limits:* statistical measure based on a 10-day holding period and a 99 per cent confidence level, as stipulated by the APRA capital adequacy standard. The model is validated daily by back testing a 1-day VaR against hypothetical and actual daily trading profit or loss.

The Bank is not directly exposed to any material market risk.

Value at Risk (VaR) figures

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the economic entity operates. The VaR shown in the table is based on a 1-day holding period. The aggregated VaR is on a correlated basis.

Consolidated*	**2008 Average $m**	**2008 Maximum $m**	**2008 Minimum $m**	2007 Average $m	2007 Maximum $m	2007 Minimum $m
Equities	**5.34**	**7.82**	**4.06**	7.91	13.67	3.39
Interest rates	**3.23**	**4.36**	**2.22**	2.13	3.33	1.26
Foreign exchange and bullion	**2.91**	**5.30**	**1.89**	2.19	4.72	1.39
Commodities	**13.70**	**17.70**	**10.36**	3.50	8.00	1.43
Aggregate	**14.13**	**19.92**	**10.89**	8.44	15.22	2.18

* The analysis represents the VaR for the Consolidated Bank for the period after the Group restructure.

Consolidated**	**2008 Average $m**	**2008 Maximum $m**	**2008 Minimum $m**	2007 Average $m	2007 Maximum $m	2007 Minimum $m
Equities	**7.35**	**15.30**	**4.06**	7.91	13.67	3.39
Interest rates	**3.16**	**5.51**	**2.12**	2.13	3.33	1.26
Foreign exchange and bullion	**3.17**	**7.77**	**1.25**	2.19	4.72	1.39
Commodities	**10.81**	**17.70**	**3.73**	3.50	8.00	1.43
Aggregate	**13.50**	**19.92**	**8.69**	8.44	15.22	2.18

** The analysis represents the VaR for the Consolidated Bank for the full year.

Note 43.3. Market risk continued
Value at Risk (VaR) figures continued

Bank	2008 Average $m	2008 Maximum $m	2008 Minimum $m	2007 Average $m	2007 Maximum $m	2007 Minimum $m
Equities	**6.58**	**13.22**	**3.05**	6.36	13.13	1.04
Interest rates	**3.13**	**5.42**	**2.03**	1.90	3.02	1.13
Foreign exchange and bullion	**10.89**	**13.92**	**8.22**	11.41	16.51	0.87
Commodities	**1.31**	**3.06**	**0.25**	0.87	1.94	0.22
Aggregate	**14.11**	**20.25**	**9.35**	11.67	18.04	4.10

Value-at-Risk
The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths, based on three to ten years of historical data. VaR focuses on unexceptional price moves, it does not account for losses that could occur beyond the 99% level of confidence. These factors can limit the effectiveness of VaR in predicting future price moves when changes to future risk factors deviate from the movements expected by the above assumptions. For capital adequacy purposes, debt-specific risk is measured using APRA's standard method, whilst all other exposures are captured by the VaR model. This combined approach has been approved by APRA and is subject to periodic review.

Interest Rate Risk
The economic entity also has exposure to non-traded interest rate risk generated by banking products such as loans and deposits. Banking businesses have small limits to accumulate marketable parcels of interest rate risk. Wherever possible, these interest rate risks are transferred to the economic entities' Treasury and Commodities business and managed within traded market risk limits and are included within the VaR figures presented above. Some residual interest rate risks remain in the banking book as an unavoidable consequence of doing business. Residual risks have independent limits that are monitored by RMG.

Certain interest rate derivative transactions are undertaken to economically hedge interest rate risk associated with the Macquarie Income Preferred Securities (MIPS). As the MIPS are classified as equity for accounting and the hedge accounting requirements cannot be met, the volatility arising from recognising these derivatives at fair value is reflected in the income statement. Interest rate sensitivity on these derivatives is not reflected in the VaR numbers above. Indicatively, a 50 basis point increase/decrease in interest rates would result in a decrease/increase in profit before tax of $34 million (2007: $40 million) respectively.

Other than the volatility on the derivatives described above, there are no material interest rate risks within the economic entity.

Foreign Currency Risk
The economic entity is exposed to foreign currency risk arising from transactions entered into in its normal course of business and as a result of the economic entity's investments in foreign operations. Movements in foreign currency exchange rates will result in gains or losses in the income statement due to the revaluation of certain balances or in movements in the Foreign Currency Translation Reserve due to the revaluation of foreign operations.

In order to appropriately manage this risk it is economic entity policy that all non-trading foreign currency exposures are appropriately hedged or trading foreign currency exposures remain within trading limits set by RMG.

Responsibility for monitoring and managing foreign currency exposures arising from transactions rests with individual businesses which will enter into internal transactions as necessary to transfer the underlying foreign exchange risk to our trading businesses. Compliance with this policy is actively monitored by RMG.

Note 43.3. Market risk continued

Foreign currency exposures arise on the economic entity's net investment in foreign operations with functional currencies other than the Australian dollar for both the Bank and economic entity. Forward foreign exchange contracts or borrowings in the same currency as the exposure are designated as hedges under Australian Accounting Standards and offset movements on the net assets within foreign operations and are transferred to the foreign currency translation reserve.

As a result of the operation of the economic entity's foreign exchange policy the economic entity is not exposed to any material residual foreign currency risk.

Equity Price Risk

The table below indicates the equity markets to which the economic entity had significant exposure at 31 March on its non-trading investment portfolio. The effect on equity (as a result of a change in the fair value of equity instruments held as available for sale at 31 March) and the income statement due to a reasonably possible change in equity prices, with all other variables held constant, is as follows:

Geographic region	**2008** Movement in equity price %	**2008** Sensitivity of profit before tax $m	**2008** Sensitivity of equity after tax $m	2007 Movement in equity price %	2007 Sensitivity of profit before tax $m	2007 Sensitivity of equity after tax $m
						Consolidated
Listed						
– Australia	**+10**	**3.7**	**–**	+10	1.4	25.5
– America	**+10**	**5.2**	**6.9**	+10	2.2	3.8
– Europe	**+10**	**3.3**	**12.9**	+10	10.4	2.3
– Asia	**+10**	**–**	**2.8**	+10	0.7	11.1
– Other	**+10**	**–**	**0.1**	+10	–	0.5
Unlisted	**+10**	**0.7**	**13.9**	+10	–	26.3
Listed						
– Australia	**-10**	**(3.3)**	**–**	-10	(1.3)	(25.5)
– America	**-10**	**(4.8)**	**(6.9)**	-10	(2.2)	(3.8)
– Europe	**-10**	**(3.2)**	**(12.9)**	-10	(10.4)	(2.3)
– Asia	**-10**	**–**	**(2.8)**	-10	(0.7)	(11.1)
– Other	**-10**	**–**	**(0.2)**	-10	–	(0.5)
Unlisted	**-10**	**(0.4)**	**(13.9)**	-10	–	(26.3)
						Bank
Listed						
– Australia	**+10**	**1.9**	**12.2**	+10	2.7	16.8
– America	**+10**	**1.1**	**4.0**	+10	2.2	2.0
– Europe	**+10**	**2.1**	**1.1**	+10	0.4	0.2
– Asia	**+10**	**–**	**0.1**	+10	–	2.9
– Other	**+10**	**–**	**–**	+10	–	0.4
Unlisted	**+10**	**0.7**	**3.4**	+10	–	2.4
Listed						
– Australia	**–10**	**(1.5)**	**(12.2)**	-10	(2.6)	(16.8)
– America	**–10**	**(0.8)**	**(4.0)**	-10	–	(2.0)
– Europe	**–10**	**(1.9)**	**(1.1)**	-10	(0.4)	(0.2)
– Asia	**–10**	**–**	**(0.1)**	-10	–	(2.9)
– Other	**–10**	**–**	**–**	-10	–	(0.4)
Unlisted	**–10**	**(0.4)**	**(3.4)**	-10	–	(2.4)

Note 44. Average interest bearing assets and liabilities and related interest

	Consolidated 2008			Consolidated 2007		
	Average Balance $m	Income/ (expense) $m	Average rate %	Average Balance $m	Income/ (expense) $m	Average rate %
Interest bearing assets						
Due from banks	9,891	504	5.1	3,369	182	5.4
Cash collateral on securities borrowed and reverse repurchase agreements	20,383	1,168	5.7	16,889	865	5.1
Trading portfolio assets	2,910	193	6.6	4,379	260	5.9
Loans assets held at amortised cost	47,398	3,648	7.7	39,042	2,850	7.3
Other financial assets at fair value through profit or loss	943	72	7.6	820	55	6.7
Other assets	22	2	7.8	19	1	6.0
Investment securities available for sale	10,718	742	6.9	3,852	227	5.9
Due from related parties	5,694	307	5.4	–	–	–
Net interest in associates and joint ventures using the equity method	227	11	5.0	197	10	5.2
Total interest bearing assets	98,186	6,647		68,567	4,450	
Total non-interest bearing assets	47,158			51,037		
Total assets	145,344			119,604		
Interest bearing liabilities						
Due to banks	5,040	(350)	7.0	3,103	(149)	4.8
Cash collateral on securities lent and repurchase agreements	10,996	(594)	5.4	8,333	(432)	5.2
Trading portfolio liabilities	3,051	(190)	6.2	3,190	(179)	5.6
Deposits	16,599	(841)	5.1	10,408	(480)	4.6
Debt issued at amortised cost	53,748	(3,354)	6.2	45,373	(2,424)	5.3
Other financial liabilities at fair value through profit or loss	1,124	(56)	5.0	1,227	(46)	3.7
Other liabilities	266	(17)	6.3	118	(9)	7.5
Due to related parties	3,665	(241)	6.6	–	–	–
Loan capital						
Subordinated debt	2,584	(151)	5.8	2,013	(120)	6.0
Total interest bearing liabilities	97,073	(5,794)		73,765	(3,839)	
Total non-interest bearing liabilities	40,375			39,172		
Total liabilities	137,448			112,937		
Net assets	7,896			6,667		
Equity						
Contributed equity						
Ordinary share capital	3,037			2,763		
Treasury shares	(5)			(3)		
Macquarie Income Securities	391			391		
Reserves	204			325		
Retained earnings	3,463			2,325		
Total capital and reserves attributable to equity holders of Macquarie Bank Limited	7,090			5,801		
Minority interest from disposal groups classified as held for sale	–			(3)		
Minority interest	806			869		
Total equity	7,896			6,667		

Note 45. Geographical concentration of deposits and borrowings

The following tables detail the source of deposits and borrowings, based upon the location of the relevant counterparty. Refer to "Liquidity Management" within Note 43.2 – Liquidity Risk for discussion on the source of the Bank's funding.

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
						Consolidated 2008
Due to banks	672	1,714	776	368	219	3,749
Cash collateral on securities lent and repurchase agreements	3,261	9,013	96	907	192	13,469
Trading portfolio liabilities	5,097	903	1,572	3,142	2	10,716
Deposits	13,716	512	475	701	161	15,565
Debt issued at amortised cost	42,140	5,638	6,795	190	-	54,763
Other financial liabilities at fair value through profit or loss	1,682	1,598	380	2,611	-	6,271
Subordinated debt at amortised cost	1,691	-	-	-	-	1,691
Subordinated debt at fair value through profit or loss	646	-	-	-	-	646
Total deposits and borrowings by geographical location	68,905	19,378	10,094	7,919	574	106,870
						Bank 2008
Due to banks	353	842	776	331	219	2,521
Cash collateral on securities lent and repurchase agreements	3,261	9,013	96	907	192	13,469
Trading portfolio liabilities	4,812	903	1,572	3,142	2	10,431
Deposits	13,634	492	475	696	161	15,458
Debt issued at amortised cost	19,532	4,878	1,981	190	-	26,581
Other financial liabilities at fair value through profit or loss	539	1,139	380	2,267	-	4,325
Subordinated debt at amortised cost	1,691	-	-	-	-	1,691
Subordinated debt at fair value through profit or loss	646	-	-	-	-	646
Total deposits and borrowings by geographical location	44,468	17,267	5,280	7,533	574	75,122

* Excludes Australia

Note 45. Geographical concentration of deposits and borrowings continued

	Australia $m	Europe $m	North America $m	Asia Pacific* $m	Other $m	Total $m
						Consolidated 2007
Due to banks	1,551	1,172	709	588	107	4,127
Cash collateral on securities lent and repurchase agreements	4,276	2,654	459	57	43	7,489
Trading portfolio liabilities	2,632	10,096	2,510	638	46	15,922
Deposits	11,319	108	575	268	133	12,403
Debt issued at amortised cost	27,484	16,328	6,850	703	–	51,365
Other financial liabilities at fair value through profit or loss	905	1,393	557	2,697	–	5,552
Subordinated debt at amortised cost	442	1,341	–	–	–	1,783
Subordinated debt at fair value through profit or loss	403	485	–	–	–	888
Total deposits and borrowings by geographical location	49,012	33,577	11,660	4,951	329	99,529
						Bank 2007
Due to banks	577	793	455	179	107	2,111
Cash collateral on securities lent and repurchase agreements	4,276	2,654	459	57	43	7,489
Trading portfolio liabilities	2,649	10,096	2,510	665	37	15,957
Deposits	11,237	107	404	268	39	12,055
Debt issued at amortised cost	5,251	15,715	6,850	703	–	28,519
Other financial liabilities at fair value through profit or loss	623	1,377	557	2,592	–	5,149
Subordinated debt at amortised cost	442	1,341	–	–	–	1,783
Subordinated debt at fair value through profit or loss	403	485	–	–	–	888
Total deposits and borrowings by geographical location	25,458	32,568	11,235	4,464	226	73,951

* Excludes Australia.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m

Note 46. Maturity analysis of monetary assets and liabilities

The tables below detail the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual maturity from the balance date to the repayment date.

Consolidated 2008

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							
Cash and balances with central banks	7	-	-	-	-	-	7
Due from banks	4,320	-	-	2,849	-	-	7,169
Cash collateral on securities borrowed and reverse repurchase agreements	7,116	13,880	282	-	-	-	21,278
Trading portfolio assets	-	15,225	-	-	-	-	15,225
Loan assets held at amortised cost	5,698	4,394	2,306	3,547	9,193	-	25,138
Other financial assets at fair value through profit or loss	-	111	217	3,213	94	-	3,635
Investment securities available for sale	1,211	10,295	1,050	1,132	519	529	14,736
Life investment contracts and other unit holder assets*	75	630	160	-	-	4,840	5,705
Due from related body corporate	1,766	1,202	3,800	3,800	-	-	10,568
Interest in associates and joint ventures using the equity method	-	-	-	-	-	1,956	1,956
Sub-total monetary assets	20,193	45,737	7,815	14,541	9,806	7,325	105,417
Loan assets held at amortised cost by mortgage SPEs**	-	1,476	3,834	10,887	5,513	-	21,710
Total monetary assets	20,193	47,213	11,649	25,428	15,319	7,325	127,127
Liabilities							
Due to banks	1,833	582	982	55	297	-	3,749
Cash collateral on securities lent and repurchase agreements	5,401	852	7,216	-	-	-	13,469
Trading portfolio liabilities	-	10,716	-	-	-	-	10,716
Deposits	8,936	4,762	814	305	748	-	15,565
Debt issued at amortised cost	832	13,164	13,023	4,461	1,719	-	33,199
Other financial liabilities at fair value through profit or loss	197	573	1,909	3,348	244	-	6,271
Life investment contracts and other unit holder liabilities*	-	-	-	-	-	5,689	5,689
Due to related body corporate	7,769	-	-	-	-	-	7,769
Subordinated debt at amortised cost	-	-	-	606	1,085	-	1,691
Subordinated debt at fair value through profit or loss	-	-	-	-	646	-	646
Sub-total monetary assets	24,968	30,649	23,944	8,775	4,739	5,689	98,764
Debt issued at amortised cost in mortgage SPEs**	-	1,737	10,499	9,203	125	-	21,564
Total monetary liabilities	24,968	32,386	34,443	17,978	4,864	5,689	120,328

* The life insurance contract business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

** Loan assets held at amortised cost by mortgage SPEs are shown at expected repayment maturities and Debt issued at amortised cost in mortgage SPEs are shown at expected extinguishment maturities.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 46. Maturity analysis of monetary assets and liabilities continued							
Bank 2008							
Assets							
Cash and balances with central banks	7	–	–	–	–	–	7
Due from banks	3,341	–	–	2,713	–	–	6,054
Cash collateral on securities borrowed and reverse repurchase agreements	6,989	13,880	282	–	–	–	21,151
Trading portfolio assets	–	14,282	–	–	–	–	14,282
Loan assets held at amortised cost	5,399	4,394	2,294	3,384	4,762	–	20,233
Other financial assets at fair value through profit or loss	–	48	217	3,212	94	–	3,571
Investment securities available for sale	430	9,980	1,069	1,074	74	302	12,929
Due from related body corporate	1,947	1,202	3,800	3,800	–	–	10,749
Due from controlled entities	9,372	–	–	–	–	–	9,372
Interest in associates and joint ventures using the equity method	–	–	–	–	–	503	503
Total monetary assets	27,485	43,786	7,662	14,183	4,930	805	98,851
Liabilities							
Due to banks	1,830	570	79	42	–	–	2,521
Cash collateral on securities lent and repurchase agreements	5,401	852	7,216	–	–	–	13,469
Trading portfolio liabilities	–	10,431	–	–	–	–	10,431
Deposits	8,851	4,741	813	305	748	–	15,458
Debt issued at amortised cost	655	13,088	9,294	3,544	–	–	26,581
Other financial liabilities at fair value through profit or loss	166	506	773	2,636	244	–	4,325
Due to related body corporate	7,718	–	–	–	–	–	7,718
Due to controlled entities	11,965	–	–	–	–	–	11,965
Subordinated debt at amortised cost	–	–	–	605	1,086	–	1,691
Subordinated debt at fair value through profit or loss	–	–	–	–	646	–	646
Total monetary liabilities	36,586	30,188	18,175	7,132	2,724	–	94,805

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 46. Maturity analysis of monetary assets and liabilities continued							
Consolidated 2007							
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	3,119	2,988	–	13	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	21,831	4,078	–	–	–	–	25,909
Trading portfolio assets	–	15,518	–	–	–	–	15,518
Loan assets held at amortised cost	5,278	7,468	3,359	5,048	4,609	–	25,762
Other financial assets at fair value through profit or loss	781	924	74	286	714	–	2,779
Investment securities available for sale	12	3,296	–	1,149	631	972	6,060
Life investment contracts and other unit holder assets*	146	550	198	121	–	4,832	5,847
Interest in associates and joint ventures using the equity method	–	–	–	–	–	4,071	4,071
Sub–total monetary assets	31,170	34,822	3,631	6,617	5,954	9,875	92,069
Loan assets held at amortised cost by mortgage SPEs**	–	1,171	3,117	9,820	5,926	–	20,034
Total monetary assets	31,170	35,993	6,748	16,437	11,880	9,875	112,103
Liabilities							
Due to banks	1,074	2,229	272	138	414	–	4,127
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	–	7,489
Trading portfolio liabilities	–	15,922	–	–	–	–	15,922
Deposits	6,808	4,719	761	101	14	–	12,403
Debt issued at amortised cost	1,236	17,009	6,086	4,156	2,946	–	31,433
Other financial liabilities at fair value through profit or loss	43	993	1,181	2,958	377	–	5,552
Life investment contracts and other unit holder liabilities*	–	–	–	–	–	5,781	5,781
Subordinated debt issued at amortised cost	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit or loss	–	–	–	–	888	–	888
Sub–total monetary liabilities	13,247	44,275	8,300	7,353	6,422	5,781	85,378
Debt issued at amortised cost in mortgage SPEs**	–	549	7,614	9,864	1,905	–	19,932
Total monetary liabilities	13,247	44,824	15,914	17,217	8,327	5,781	105,310

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

** Loan assets held at amortised cost by mortgage SPEs are shown at expected repayment maturities and Debt issued at amortised cost in mortgage SPEs are shown at expected extinguishment maturities.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Note 46. Maturity analysis of monetary assets and liabilities continued							
Bank 2007							
Assets							
Cash and balances with central banks	3	–	–	–	–	–	3
Due from banks	1,657	2,910	–	13	–	–	4,580
Cash collateral on securities borrowed and reverse repurchase agreements	21,765	4,078	–	–	–	–	25,843
Trading portfolio assets	–	14,931	–	–	–	–	14,931
Loan assets held at amortised cost	5,046	6,666	1,405	3,371	2,271	–	18,759
Other financial assets at fair value through profit or loss	519	735	72	286	568	–	2,180
Investment securities available for sale	4	2,578	–	200	75	354	3,211
Due from controlled entities	11,092	–	–	292	834	1,309	13,527
Interest in associates and joint ventures using the equity method	–	–	–	–	–	613	613
Total monetary assets	40,086	31,898	1,477	4,162	3,748	2,276	83,647
Liabilities							
Due to banks	349	1,491	133	138	–	–	2,111
Cash collateral on securities lent and repurchase agreements	4,086	3,403	–	–	–	–	7,489
Trading portfolio liabilities	–	15,957	–	–	–	–	15,957
Deposits	6,802	4,592	626	35	–	–	12,055
Debt issued at amortised cost	1,236	16,942	6,302	3,985	54	–	28,519
Other financial liabilities at fair value through profit or loss	28	898	1,172	2,674	377	–	5,149
Due to controlled entities	6,261	–	–	–	–	875	7,136
Subordinated debt issued at amortised cost	–	–	–	–	1,783	–	1,783
Subordinated debt issued at fair value through profit or loss	–	–	–	–	888	–	888
Total monetary liabilities	18,762	43,283	8,233	6,832	3,102	875	81,087

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 47. Interest rate risk									
Consolidated 2008									
On-balance sheet assets									
Cash and balances with central banks	7.0	7	-	-	-	-	-	-	7
Due from banks	4.5	7,002	131	36	-	-	-	-	7,169
Cash collateral on securities borrowed and reverse repurchase agreements	4.3	10,191	-	10,805	282	-	-	-	21,278
Trading portfolio assets	6.7	3,659	-	46	-	-	-	11,520	15,225
Loan assets held at amortised cost	8.6	41,588	674	4,113	-	353	120	-	46,848
Other financial assets at fair value through profit or loss	11.2	2,926	80	528	46	25	-	30	3,635
Derivative financial instruments – positive values	-	-	-	-	-	-	-	20,952	20,952
Other assets	-	-	-	-	-	-	-	3,925	3,925
Investment securities available for sale	7.5	1,105	7,422	3,538	1,098	1,104	-	469	14,736
Intangible assets	-	-	-	-	-	-	-	133	133
Life investment contracts and other unit holder assets*	-	-	-	-	-	-	-	5,705	5,705
Due from related body corporate	8.3	8,802	-	-	-	-	-	1,766	10,568
Interest in associates and Joint ventures using the equity method	7.2	199	-	-	-	-	-	1,757	1,956
Property, plant and equipment	-	-	-	-	-	-	-	44	44
Deferred income tax assets	-	-	-	-	-	-	-	78	78
Non-current assets classified as held for sale	12.0	-	-	35	-	-	-	-	35
Total on-balance sheet assets		75,479	8,307	19,101	1,426	1,482	120	46,379	152,294

* The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 47. Interest rate risk continued									
Consolidated 2008									
On-balance sheet liabilities									
Due to banks	3.5	3,189	481	–	79	–	–	–	3,749
Cash collateral on securities lent and repurchase agreements	4.4	6,300	255	922	5,992	–	–	–	13,469
Trading portfolio liabilities	6.1	4,471	–	6,243	–	–	–	2	10,716
Derivative financial instruments – negative values	–	–	–	–	–	–	–	21,154	21,154
Deposits	6.3	10,535	1,686	2,248	719	277	100	–	15,565
Debt issued at amortised cost	6.8	9,836	28,449	9,928	4,648	1,902	–	–	54,763
Other financial liabilities at fair value through profit or loss	4.4	1,550	339	229	701	3,208	244	–	6,271
Other liabilities	–	–	–	–	–	–	–	4,120	4,120
Current tax liabilities	–	–	–	–	–	–	–	27	27
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	5,689	5,689
Due to related body corporate	–	–	–	–	–	–	–	7,769	7,769
Provisions	–	–	–	–	–	–	–	87	87
Deferred income tax liabilities	–	–	–	–	–	–	–	193	193
Subordinated debt at amortised cost	7.1	–	–	–	–	–	1,691	–	1,691
Subordinated debt at fair value through profit or loss	6.3	–	–	–	–	–	646	–	646
Total on-balance sheet liabilities		35,881	31,210	19,570	12,139	5,387	2,681	39,041	145,909
Total equity									6,385

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m

Note 47. Interest rate risk continued

Consolidated 2007

	Weighted average effective interest rate %	Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet assets									
Cash and balances with central banks	5.3	3	–	–	–	–	–	–	3
Due from banks	5.6	3,314	2,806	–	–	–	–	–	6,120
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	21,831	2,837	1,241	–	–	–	–	25,909
Trading portfolio assets	5.0	–	904	365	378	800	1,053	12,018	15,518
Loan assets held at amortised cost	6.8	34,267	1,610	2,423	3,658	3,331	507	–	45,796
Other financial assets at fair value through profit or loss	7.0	772	852	100	413	177	209	256	2,779
Derivative financial instruments – positive values	–	–	–	–	–	–	–	11,913	11,913
Other assets	–	–	–	–	–	–	–	10,444	10,444
Investment securities available for sale	6.3	83	511	2,505	270	1,126	578	987	6,060
Intangible assets	–	–	–	–	–	–	–	100	100
Life investment contracts and other unit holder assets	2.4	145	313	238	198	121	–	4,832	5,847
Interest in associates and joint ventures using the equity method	6.3	304	–	–	–	–	–	3,767	4,071
Property, plant and equipment	–	–	–	–	–	–	–	378	378
Deferred income tax assets	–	–	–	–	–	–	–	457	457
Assets of disposal groups classified as held for sale	–	–	–	–	–	–	–	994	994
Total on-balance sheet assets		60,719	9,833	6,872	4,917	5,555	2,347	46,146	136,389

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing					Non-interest bearing $m	Total $m
			1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m		
Note 47. Interest rate risk continued									
Consolidated 2007									
On-balance sheet liabilities									
Due to banks	5.4	2,179	648	431	286	264	319	–	4,127
Cash collateral on securities lent and repurchase agreements	5.1	4,086	3,403	–	–	–	–	–	7,489
Trading portfolio liabilities	5.1	–	–	90	391	477	722	14,242	15,922
Derivative financial instruments – negative values	–	–	–	–	–	–	–	11,069	11,069
Deposits	7.7	9,718	1,537	802	346	–	–	–	12,403
Debt issued at amortised cost	7.0	1,779	7,324	9,425	13,262	4,963	14,612	–	51,365
Other financial liabilities at fair value through profit or loss	5.6	–	9	250	707	263	1	4,322	5,552
Other liabilities	–	–	–	–	–	–	–	11,958	11,958
Current tax liabilities	–	–	–	–	–	–	–	132	132
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	5,781	5,781
Provisions	–	–	–	–	–	–	–	153	153
Deferred income tax liabilities	–	–	–	–	–	–	–	78	78
Liabilities of disposal groups classified as held for sale	–	–	–	–	–	–	–	170	170
Subordinated debt at amortised cost	6.1	–	–	–	–	–	1,783	–	1,783
Subordinated debt at fair value through profit or loss	6.8	–	–	–	–	–	888	–	888
Total on-balance sheet liabilities		17,762	12,921	10,998	14,992	5,967	18,325	47,905	128,870
Total equity									7,519

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 47. Interest rate risk continued									
Bank 2008									
On-balance sheet assets									
Cash and balances with central banks	7.0	7	–	–	–	–	–	–	7
Due from banks	4.5	6,054	–	–	–	–	–	–	6,054
Cash collateral on securities borrowed and reverse repurchase agreements	4.3	10,064	–	10,805	282	–	–	–	21,151
Trading portfolio assets	6.7	3,234	–	46	–	–	–	11,002	14,282
Loan assets held at amortised cost	8.6	15,041	720	4,129	–	288	55	–	20,233
Other financial assets at fair value through profit or loss	11.2	2,903	69	528	46	25	–	–	3,571
Derivative financial instruments – positive values	–	–	–	–	–	–	–	19,138	19,138
Other assets	–	–	–	–	–	–	–	2,450	2,450
Investment securities available for sale	7.8	77	6,908	3,498	1,098	1,104	–	244	12,929
Due from related body corporate	8.3	8,802	–	–	–	–	–	1,947	10,749
Due from controlled entities	–	–	–	–	–	–	–	9,372	9,372
Interest in associates and joint ventures using the equity method	7.2	116	–	–	–	–	–	387	503
Property, plant and equipment	–	–	–	–	–	–	–	29	29
Investments in controlled entities	–	–	–	–	–	–	–	2,304	2,304
Deferred income tax assets	–	–	–	–	–	–	–	25	25
Total on-balance sheet assets		46,298	7,697	19,006	1,426	1,417	55	46,898	122,797

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing: 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 47. Interest rate risk continued									
Bank 2008									
On-balance sheet liabilities									
Due to banks	3.0	2,271	171	–	79	–	–	–	2,521
Cash collateral on securities lent and repurchase agreements	4.4	6,300	255	922	5,992	–	–	–	13,469
Trading portfolio liabilities	6.1	4,219	–	6,210	–	–	–	2	10,431
Derivative financial instruments – negative values	–	–	–	–	–	–	–	18,970	18,970
Deposits	6.3	10,450	1,671	2,242	718	277	100	–	15,458
Debt issued at amortised cost	5.7	7,475	8,186	5,161	4,617	1,142	–	–	26,581
Other financial liabilities at fair value through profit or loss	4.4	411	268	215	691	2,496	244	–	4,325
Other liabilities	–	–	–	–	–	–	–	2,632	2,632
Current tax liabilities	–	–	–	–	–	–	–	9	9
Due to related body corporate	–	–	–	–	–	–	–	7,718	7,718
Due to controlled entities	–	–	–	–	–	–	–	11,965	11,965
Provisions	–	–	–	–	–	–	–	77	77
Deferred income tax liabilities	–	–	–	–	–	–	–	156	156
Subordinated debt at amortised cost	7.1	–	–	–	–	–	1,691	–	1,691
Subordinated debt at fair value through profit or loss	6.3	–	–	–	–	–	646	–	646
Total on–balance sheet liabilities		31,126	10,551	14,750	12,097	3,915	2,681	41,529	116,649
Total equity									6,148

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing					Non-interest bearing $m	Total $m
			1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m		

Note 47. Interest rate risk continued

Bank 2007

	Weighted average effective interest rate %	Floating interest rate $m	1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
On-balance sheet assets									
Cash and balances with central banks	5.3	3	–	–	–	–	–	–	3
Due from banks	5.6	2,941	1,639	–	–	–	–	–	4,580
Cash collateral on securities borrowed and reverse repurchase agreements	5.3	21,512	2,837	1,494	–	–	–	–	25,843
Trading portfolio assets	5.0	–	763	365	378	762	1,007	11,656	14,931
Loan assets held at amortised cost	7.6	11,840	2,978	1,126	913	1,395	507	–	18,759
Other financial assets at fair value through profit or loss	7.7	752	735	28	411	177	63	14	2,180
Derivative financial instruments – positive values	–	–	–	–	–	–	–	11,047	11,047
Other assets	–	–	–	–	–	–	–	4,699	4,699
Investment securities available for sale	6.5	77	511	2,065	–	200	–	358	3,211
Intangibles	–	–	–	–	–	–	–	10	10
Life investment contracts and other unit holder assets	–	–	–	–	–	–	–	–	–
Due from controlled entities	6.3	11,092	–	–	–	–	–	2,435	13,527
Interest in associates and joint ventures using the equity method	6.3	105	–	–	–	–	–	508	613
Property, plant and equipment	–	–	–	–	–	–	–	150	150
Investments in controlled entities	–	–	–	–	–	–	–	4,085	4,085
Deferred income tax assets	–	–	–	–	–	–	–	431	431
Assets and disposal groups classified as held for sale	–	–	–	–	–	–	–	139	139
Total on-balance sheet assets		48,322	9,463	5,078	1,702	2,534	1,577	35,532	104,208

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate repricing 1 month or less $m	1 month to 3 months $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	Non-interest bearing $m	Total $m
Note 47. Interest rate risk continued									
Bank 2007									
On-balance sheet liabilities									
Due to banks	5.9	1,538	175	1	133	264	–	–	2,111
Cash collateral on securities lent and repurchase agreements	5.1	4,086	3,403	–	–	–	–	–	7,489
Trading portfolio liabilities	5.0	–	–	90	391	477	722	14,277	15,957
Derivative financial instruments – negative values	–	–	–	–	–	–	–	9,800	9,800
Deposits	7.1	9,626	1,542	541	346	–	–	–	12,055
Debt issued at amortised cost	5.3	1,614	7,174	9,390	6,302	3,985	54	–	28,519
Other financial liabilities at fair value through profit or loss	5.9	–	8	241	700	262	–	3,938	5,149
Other liabilities	–	–	–	–	–	–	–	7,094	7,094
Current tax liabilities	–	–	–	–	–	–	–	94	94
Life investment contracts and other unit holder liabilities	–	–	–	–	–	–	–	–	–
Due to controlled entities	6.3	6,261	–	–	–	–	–	875	7,136
Provisions	–	–	–	–	–	–	–	124	124
Deferred income tax liabilities	–	–	–	–	–	–	–	41	41
Subordinated debt at amortised cost	–	–	–	–	–	–	1,783	–	1,783
Subordinated debt at fair value through profit or loss	6.1	–	–	–	–	–	888	–	888
Total on-balance sheet liabilities		23,125	12,302	10,263	7,872	4,988	3,447	36,243	98,240
Total equity									5,968

Note 48. Fair Value

Fair value reflects the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted prices or rates are used to determine fair value where an active market exists. If the market for a financial instrument is not active, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing on the measurement date.

The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made regarding inputs such as timing and amounts of future cash flows, discount rates, credit risk, volatility and correlation.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value, and financial instruments carried at amortised costs.

Financial instruments carried at fair value:

- Trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit or loss, derivative financial instruments, and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques;
- Investment securities classified as available for sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the available for sale reserve in equity until an asset is sold, collected or otherwise disposed of;
- Fair values of fixed rate loans and issued debt classified as at fair value through profit or loss is estimated by reference to current market rates offered on similar loans.

Financial instruments carried at amortised cost:

- The fair values of liquid assets and other assets maturing within 12 months approximate their carrying amounts. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
- The fair value of demand deposits with no specific maturity is approximately their carrying amount as they are short term in nature or are payable on demand;
- The fair values of variable rate financial instruments, including loan assets and liabilities carried at amortised cost, cash collateral on securities borrowed/cash collateral on securities lent and reverse repurchase/ repurchase agreements, are approximated by their carrying amounts. In the case of loan assets held at amortised cost, changes in the fair value do not reflect changes in their credit quality, as the impact of credit risk is largely recognised separately by deducting the amount of the allowance for credit losses;
- The fair value of fixed rate loans and debt at amortised cost is estimated by reference to current market rates offered on similar loans. The fair values of these instruments are not materially different to their carrying amounts.
- Substantially all of the economic entity's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments;
- The fair values of balances due from/to controlled entities (in the Bank's separate financial statements) and balances due from/to related body corporates (in the Bank's and the consolidated financial statements) are approximated by their carrying amounts as the balances are generally receivable/payable on demand.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel, independent of the area that created them. All models are certified before they are used, and models are calibrated periodically to test that outputs reflect prices from observable current market transactions in the same instrument or other available observable market data. To the extent possible, models use only observable market data (e.g. for OTC derivatives), however management is required to make assumptions for certain inputs that are not supported by prices from observable current market transactions in the same instrument such as credit risk, volatility and correlation. Changing these assumptions, to reasonably possible alternative assumptions, for those financial instruments for which the fair values were determined in whole or in part using valuation techniques based on such assumptions (e.g. for certain exotic or structured financial instruments), would not significantly change the fair values recognised in the financial statements.

Note 49. Audit and other services provided by PricewaterhouseCoopers ("PwC")

During the financial year, the auditor of the Bank and economic entity, PwC, and its related practices earned the following remuneration:

	Consolidated 2008 $000	Consolidated 2007 $000	Bank 2008 $000	Bank 2007 $000
PwC Australian Firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**4,587**	3,420	**3,639**	2,404
Other audit-related work	**1,150**	1,579	**1,074**	1,448
Other assurance services	**509**	454	**509**	454
Total audit and other assurance services	**6,246**	5,453	**5,222**	4,306
Other advisory services	**76**	1,432	**76**	1,432
Taxation	**695**	361	**695**	361
Total Remuneration Paid to PwC – Australian Firm	**7,017**	7,246	**5,993**	6,099
Related Practices of PwC Australian Firm (including PwC – Overseas Firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**4,238**	3,460	**101**	126
Other audit-related work	**174**	425	**60**	356
Other assurance services	**328**	25	**–**	–
Total audit and other assurance services	**4,740**	3,910	**161**	482
Other advisory services	**1,096**	5,681	**–**	–
Taxation	**1,251**	1,113	**–**	–
Total Remuneration Paid to Related Practices of PwC – Australian Firm	**7,087**	10,704	**161**	482
Total Remuneration Paid to PwC	**14,104**	17,950	**6,154**	6,581

Use of PwC's services other than on audit and assurance engagements is restricted in accordance with the Bank's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services, are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the economic entity upon the successful establishment of the funds.

It is the Bank's policy to seek competitive tenders for all major advisory projects.

Note 50. Acquisition and disposal of controlled entities

Significant entities acquired, or consolidated due to change in control:

- America's Water Heater Rentals LLC
  On 21 June 2007, a subsidiary of the Bank acquired 100% of America's Water Heater Rentals LLC, which owns and services rental water heaters.
- Marine Services Holdings Limited
  On 19 July 2007, a subsidiary of the Bank acquired 100% of Express Offshore Transport, an offshore oil and gas platform transport service.

Other entities acquired during the year are as follows:

OzForex Pty Limited, Greater Peterborough Health Investment Plan, Macquarie Globalis Bric Advantage Fund, Five Oak Storage Limited, Federal Power Avenal LLC (Post acquisition Avenal Power Centre LLC), Rochester Capital Master Fund Limited and Brook Asset Management Limited.

Aggregate details of the material acquisitions (including disposal groups) are as follows:

	2008 $m	2007 $m
Fair value of net assets acquired		
Cash and other financial assets	**90**	103
Derivatives and financial instruments – positive values	**1**	39
Property, plant and equipment and assets under operating leases*	**52**	8
Intangible assets	**131**	14
Assets of disposal groups classified as held for sale	**113**	1,189
Payables, provisions and borrowings	**(34)**	(135)
Liabilities of disposal groups classified as held for sale	**(5)**	(674)
Minority interest	**(4)**	–
Total fair value of net assets acquired	**344**	544
Purchase consideration		
Cash consideration	**344**	544
Total purchase consideration	**344**	544
Reconciliation of cash movement		
Cash consideration	**(344)**	(544)
Less cash acquired	**81**	10
Net cash outflow	**(263)**	(534)

* Includes assets under operating leases of $35 million (2007: $nil).

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets, other than the goodwill and other intangible assets noted above.

The 31 March 2007 comparatives relate to the acquisition of Longview Oil and Gas, Macquarie Small Caps Roads, East London Bus Group Holdings Limited, Cervus Financial Corp and Corona Energy Holdings Limited.

Note 50. Acquisition and disposal of controlled entities continued

Significant entities disposed of or deconsolidated due to change in control:

- Greater Peterborough Health Investment Plan
  On 30 August 2007, a subsidiary of the Bank deconsolidated 100% of its interest in the Greater Peterborough Health Investment Plan project.

- Macquarie Group Restructure
  On 13 November 2007, the MBL group implemented a restructure (refer to note 1 for further details) of the Macquarie Group under which a new listed non-operating holding company named MGL was established as the ultimate parent entity of the Macquarie Group, which comprises two separate groups:

  i) A Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury & Commodities Group (except for certain activities);
  ii) A Non-Banking Group which comprises most of the activities of the Macquarie Capital and certain Equity Markets Group and Treasury & Commodities Group activities.

  The Non-Banking Group was sold by MBL to Macquarie Financial Holdings Limited at fair value and the divisions disposed of are reported in the financial report as a discontinued operation.

- Emerging Markets Finance Limited
  On 31 March 2008, a subsidiary of the Bank sold its 100% holding in Emerging Markets Finance Limited.

Note 50. Acquisition and disposal of controlled entities continued

Other entities disposed of or deconsolidated during the year are as follows:

ATM Solutions Australasia Pty Limited, Macquarie IMM Investment Management Co Limited, Japan Market Neutral Fund, Macquarie IMM Prime Equity Trust, Macquarie Commodities Fund Limited, MACT Holding Co Pty Limited and Live Payments Pty Limited.

Aggregate details of the material entities disposed of or deconsolidated are as follows:

	2008 $m	2007 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash and other financial assets	**15,632**	2
Assets of disposal groups classified as held for sale	**1,670**	3,015
Property, plant and equipment	**105**	1
Intangible assets	**12**	21
Borrowings	**(6,854)**	–
Liabilities of disposal groups classified as held for sale	**(1,334)**	(2,361)
Payables and provisions	**(7,442)**	(1)
Minority interest	**(24)**	–
Total carrying value of assets and liabilities disposed of or deconsolidated	**1,765**	677
Reconciliation of cash movement		
Cash received	**16,264**	1,125
Less:		
Investment retained	**–**	(61)
Cash disposed or deconsolidated	**(2,277)**	(163)
Net cash inflow	**13,987**	901

The 31 March 2007 comparatives relate to the disposal and deconsolidation of Macquarie Small Caps Roads, Smarte Carte Corporation, East London Bus Group Holdings Limited, The Steam Packet Group Limited, Access Health Abbotsford Limited and Access Health Vancouver Limited and Forward Steps Holdings Limited.

Note 51. Events occurring after the balance sheet date

Subsequent to balance date the Directors have resolved to issue $300 million of ordinary shares on 4 July 2008 to its immediate parent, Macquarie B.H. Pty Limited.

Directors' declaration

In the Directors' opinion

(a) the financial statements and notes set out on pages 58 to 159 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Bank and consolidated entity's financial position as at 31 March 2008 and of its performance, as represented by the results of its operations and its cash flows, for the *financial year ended on that date; and*

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 7 to 45 of the Directors' Report comply with Accounting Standard AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Richard Sheppard
Managing Director and
Chief Executive Officer

Sydney
19 May 2008

PRICEWATERHOUSECOOPERS

Report on the financial report and the AASB 124 remuneration disclosures contained in the Directors' report.

We have audited the accompanying financial report of Macquarie Bank Limited (the Bank), which comprises the balance sheet as at 31 March 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for both Macquarie Bank Limited and Macquarie Bank Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' report under the heading "remuneration report" in pages 7 to 46 of the Directors' report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the Directors' report

The Directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the company are also responsible for the remuneration disclosures contained in the Directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the *financial report and the remuneration disclosures contained* in the Directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website www.pwc.com/au/financialstatementaudit

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report.

In our opinion:

(a) the financial report of Macquarie Bank Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2008 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) *the financial report also complies with International* Financial Reporting Standards as disclosed in note 2.

Auditor's opinion on the AASB 124 remuneration disclosures contained in the Directors' report

In our opinion, the remuneration disclosures that are contained in pages 7 to 46 of the Directors' report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

PricewaterhouseCoopers

Ian Hammond

Ian Hammond

Partner

19 May 2008

Website

To view the Interim and Annual Reports, presentations, distribution information and other investor information, visit www.macquarie.com.au/shareholdercentre

Shareholder Calendar

Shareholders may like to note the following dates:

2008

Date	Event
15 July	MIS distribution
23 July	2008 Annual General Meeting
30 September	First half financial year end
15 October	MIS distribution, MIPS distribution

2009

Date	Event
31 March	Full-year financial year end

Distribution details – Macquarie Finance Limited

Macquarie Finance Limited makes interest payments quarterly in arrears on or about 15 January, 15 April, 15 July and 15 October each year. Dates and payment rates are listed at www.macquarie.com.au/shareholdercentre

2008 Annual General Meeting

This year's meeting will be held on Wednesday, 23 July 2008 at the Palladium at Crown, Level 1 Crown Towers, 8 Whiteman Street, Southbank, Melbourne after the Macquarie Group Limited AGM but not earlier than 2:00pm. Details of the business of the meeting will be forwarded to securityholders separately.

Voting Rights

At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

i) one vote for each fully paid share held; and

ii) that proportion of vote for any partly paid ordinary share held that the amount paid on the partly paid shares bears to the total issue price of the share.

Macquarie Income Securities

Holders of Macquarie Income Securities, as holders of a stapled security that includes a preference share, have:

(a) the right to vote at any general meeting of the Bank only in each of the following circumstances:

i) during a period when two consecutive Semi-annual Dividends (as defined in the preference share terms) due and payable on the preference shares have not been paid in full, and no optional Dividend (as defined in the preference share terms) has been paid;
ii) on any proposal to reduce the Bank's share capital;
iii) on any resolution to approve the terms of a buy-back agreement;
iv) on any proposal that affects the rights attaching to the preference shares;
v) on a proposal to wind up the Bank;
vi) on any proposal for the disposal of the whole of the Bank's property business and undertaking;
vii) during the winding up of the Bank; and;

(b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Preferred Securities

Unpaid preference shares were issued by the Bank as part of the Macquarie Income Preferred Securities issue. Whilst these preference shares remain unpaid, they have no voting rights, if paid up, these preference shares will have the same voting rights as holders of Macquarie Income Securities, except that instead of having a right to vote in situation (a)i) above, they have a right to vote at any general meeting of the Bank during a period in which a dividend has been declared on the preference shares but which has not been paid in full by the relevant dividend payment date.

Macquarie Income Securities

Twenty largest Macquarie Income Security holders at 2 May 2008:	Macquarie Income Securities	% of Macquarie Income Securities
HSBC Custody Nominees (Australia) Limited	354,074	8.85
J P Morgan Nominees Australia Limited	226,309	5.66
RBC Dexia Investor Services Australia Nominees Pty Limited	140,776	3.52
Questor Financial Services Limited	97,550	2.44
ANZ Nominees Limited	36,775	0.92
Australian Executor Trustees Limited <No 1 Account>	35,766	0.89
Tasmatex Pty Ltd	30,000	0.75
UBS Wealth Management Australia Nominees Pty Ltd	29,264	0.73
Temple Society Central Fund (Aust)	25,500	0.64
Citicorp Nominees Pty Ltd	22,769	0.57
Custodial Services Limited	20,961	0.52
RBC Dexia Investor Services Australia Nominees Pty Limited	17,584	0.44
Argo Investments Limited	15,000	0.38
Catholic Church Endowment Society Incorporated	15,000	0.38
Carmichael Group Investments Pty Ltd	14,220	0.36
Investment Custodial Services Limited	13,168	0.33
Questor Financial Services Limited	12,450	0.31
Albert Investments Pty Ltd	10,000	0.25
Mrs Yvonne Marjan Black	10,000	0.25
Minbashian & Co Pty Ltd	10,000	0.25
Total	**1,137,166**	**28.43**

Spread of Macquarie Income Securities

Details of the spread of Macquarie Income Security holders at 2 May 2008 are as follows:

Range	Holders	Securities
1–1,000	6,938	1,933,881
1,001–5,000	404	816,637
5,001–10,000	19	142,316
10,001–100,000	14	386,007
100,001 shares and over	3	721,159
	7,378	4,000,000

Six shareholders (representing 17 Macquarie Income Securities) held less than a marketable parcel.

Macquarie Income Preferred Securities

As at 2 May 2008, all 7,000 convertible debentures and all 350,000 unpaid preference shares, issued by the Bank as part of the Macquarie Income Preferred Securities issues, were held by one holder, Macquarie Capital Funding LP. The registers in respect of the preference shares and convertible debentures are kept at the Bank's principal administrative office at No. 1. Martin Place, Sydney NSW 2000; telephone number +61 2 8232 3333.

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Income Securities securityholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: sydney.services@computershare.com.au
Website: www.computershare.com
All other enquiries relating to a Macquarie Bank securityholding investment can be directed to:

Investor Relations
Macquarie Group
Level 7, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre
The Bank's company secretary, Dennis Leong, may be contacted on the above numbers.

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

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eTree

Macquarie is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie shareholders can register to receive their shareholder communications, such as the Annual Report, electronically, by visiting www.etree.com.au/macquarie and registering their email address.

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